Form 10-K, Exhibit 13
period 2008-12-31
QUAINT OAK BANCORP INC
filed 2009-03-31
CIK 1391933

EXHIBIT 13.0

2008 Annual Report

to Shareholders

TABLE OF CONTENTS

Quaint Oak Bancorp, Inc.

To our Shareholders: A Message from the President and CEO:

On behalf of the Board of Directors, Senior Management and Employees of Quaint Oak Bancorp and Quaint Oak Bank, I am pleased to present the accompanying Annual Report for fiscal 2008.  As you are well aware, 2008 was a very challenging year for the economy and financial institutions in particular.  The market area in which Quaint Oak Bank operates faced many of the same difficult conditions affecting our peers – rising unemployment and declining home values.  Nonetheless, Quaint Oak Bancorp reported net income of $511,000 for 2008, an increase of 4.3% over 2007.  Our loans receivable, net, increased $7.7 million, or 12.4% and our total assets at December 31, 2008 increased $14.8 million, or 20.2% over 2007.

In 2008, we continued to focus our strategic initiatives on our core business – residential mortgage lending, commercial real estate lending, primarily in our local market area, and continued development of new deposit products and services.  By offering our customers improved and highly competitive products and convenient services we have capitalized on our areas of strength.

Our asset quality remains strong and we have not had to record on our income statement any impairment losses on our investment securities portfolio.  Our total non-performing loans at year end decreased to 0.6% of our total net loans, a testament, we believe, to our strong underwriting practices.  When our borrowers experience extraordinary personal financial difficulties we are committed to working with them in the administration and oversight of their loans.  If the circumstances warrant, we may restructure loans to assist our borrowers in retaining their property, as we did with respect to certain loans in 2008.

Our motto has been a “Keep to basics” approach to business that is more applicable than ever in today’s economic environment.  This approach of maintaining strong fundamentals is what we believe separates Quaint Oak Bank from other banks.  By managing credit quality and providing smaller average size loans, we continue to spread risk and at the same time benefit from an improved interest rate margin.  While not immune to current economic pressures, we have largely avoided the pitfalls affecting the financial sector.  We are proud to say that we have not required nor requested taxpayer assistance to survive this economic downturn.

Quaint Oak Bank's business model differs from the traditional retail model and over time has demonstrated its effectiveness with lower cost overhead, higher returns to consumers on their deposits and broader market penetration.  Additionally, its performance during this devastating economic period speaks for itself.  We are committed to this course and believe that as the economy bottoms, selected market growth opportunities will become available.  We also believe that improvement in non interest income will be found in alternative strategies.  While others are preoccupied with challenges to their financial condition we are positioned for growth.

As always, our focus on long-term profitability, payment of dividends, along with an active stock repurchase program, continue to reflect the Company’s strong commitment to shareholder value.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.. You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2008	2007

(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$88,381	$73,545
Cash and cash equivalents	1,035	4,987
Investment in interest-earning time deposits	3,735	1,835
Investment securities available for sale (cost-2007 $2,001)	—	2,001
Investment securities held to maturity (fair value-2008 $2,263; 2007 $2,265)	2,250	2,253
Mortgage-backed securities held to maturity (fair value-2008 $10,132)	9,777	—
Loans receivable, net	69,310	61,656
Federal Home Loan Bank stock, at cost	797	237
Bank premises and equipment, net	67	59
Deposits	58,981	55,261
Federal Home Loan Bank advances	11,150	—
Stockholders’ Equity	17,273	17,557

Selected Operating Data:
Total interest income	$5,015	$4,420
Total interest expense	2,464	2,360
Net interest income	2,551	2,060
Provision for loan losses	142	93
Net interest income after provision for loan losses	2,409	1,967
Total non-interest income	29	55
Total non-interest expense	1,584	1,219
Income before income taxes	854	803
Income taxes	343	313
Net income	$511	$490

Selected Operating Ratios(1):

Average yield on interest-earning assets	6.38%	6.80%
Average rate on interest-bearing liabilities	3.98	4.32
Average interest rate spread(2)	2.40	2.48
Net interest margin(2)	3.25	3.17
Average interest-earning assets to average interest-bearing liabilities	127.01	118.93
Net interest income after provision for loan losses to non-interest expense	152.00	161.00
Total non-interest expense to average assets	1.98	1.84
Efficiency ratio(3)	61.40	57.64
Return on average assets	0.64	0.74
Return on average equity	2.92	4.75
Average equity to average assets	21.84	15.54

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable, net(5)	0.63%	2.51%
Non-performing assets as a percent of total assets(5)	1.32	2.11
Non-performing assets and troubled debt restructurings as a percent of total assets	2.37	—
Allowance for loan losses as a percent of non-performing loans	156.95	43.03
Allowance for loan losses as a percent of total loans receivable	0.98	1.07
Net charge-offs to average loans receivable	0.19	—

Capital Ratios(4):
Tier 1 leverage ratio	15.44%	18.31%
Tier 1 risk-based capital ratio	20.04	25.27
Total risk-based capital ratio	21.14	26.54

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2008 and 2007. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

          Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s conversion to a stock savings bank completed on July 3, 2007. The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company.

          Quaint Oak Bank’s profitability depends primarily on its net interest income, which is the difference between interest income earned on interest-earning assets, principally loans, and interest expense paid on interest-bearing liabilities, principally deposits. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Quaint Oak Bank’s profitability also depends, to a lesser extent, on investments in interest-earning deposits in other institutions and investment securities, non-interest income, borrowings from the Federal Home Loan Bank of Pittsburgh, provision for loan losses, non-interest expenses and federal and state income taxes.

          Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 27.3% at December 31, 2008. Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statements and e-savings accounts. At December 31, 2008, certificates of deposit amounted to 56.7% of total assets compared to 62.5% of total assets at December 31, 2007. Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts. Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

          Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities as well as other factors beyond our control. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Forward-Looking Statements Are Subject to Change

          We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words “believe,” “estimate,” “project,” “expect,” “anticipate,” “intend” or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

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

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

          Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

          While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management’s initial estimates. In addition, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

          Other-Than-Temporary Impairment of Securities. Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the security for the period of time sufficient to allow for an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

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

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

          Total Assets. The Company’s total assets at December 31, 2008 were $88.4 million, an increase of $14.8 million, or 20.2%, from $73.5 million at December 31, 2007. This increase was primarily due to an increase in mortgage-backed securities of $9.8 million from none at December 31, 2007, growth in loans receivable, net of the allowance for loan losses of $7.7 million, investment in interest-earning time deposits of $1.9 million, investment in Federal Home Loan Bank stock of $560,000, and a $732,000 increase in other real estate owned which is included in other assets on the balance sheet. Offsetting these increases was a decline in cash and cash equivalents of $4.0 million and a decrease in investment securities of $2.0 million. Asset growth for the year ended December 31, 2008 was primarily funded by an increase in Federal Home Loan Bank advances of $11.2 million from none at December 31, 2007 and a $3.7 million increase in deposits.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

          Cash and Cash Equivalents. Cash and cash equivalents decreased $4.0 million, or 79.2%, from $5.0 million at December 31, 2007 to $1.0 million at December 31, 2008 as these funds were used primarily to fund loan and investment growth and to repurchase the Company’s common stock for the Company’s Recognition and Retention Plan approved by the Company’s shareholders at the annual meeting in May 2008 and publicly announced stock repurchase program in the amount of $520,000 and $312,000, respectively.

          Investment in Interest-Earning Time Deposits. Investment in interest earning time deposits increased $1.9 million, or 103.5%, from $1.8 million at December 31, 2007 to $3.7 million at December 31, 2008 as the Company invested excess cash in these investment vehicles at various times during the year as an alternative to investment securities.

          Investment Securities. Available for sale investment securities decreased $2.0 million from $2.0 million at December 31, 2007 to none at December 31, 2008 as purchases of $500,000 of auction rate securities and $9,000 of equity securities during 2008, were offset by the redemption of $2.0 million of auction rate securities at par and the sale of $510,000 of equity securities at a loss of $22,000. During this same period, mortgage-backed securities held to maturity increased to $9.8 million from none at December 31, 2007 as the Company invested funds borrowed from the Federal Home Loan Bank into these securities.

          Loans Receivable, Net. Loans receivable, net, increased $7.7 million, or 12.4%, to $69.3 million at December 31, 2008 from $61.7 million at December 31, 2007. This increase was funded primarily by the increase in deposits and decrease in cash and cash equivalents. Increases within the portfolio occurred in the residential mortgage one-to-four family non-owner occupied category, which grew $5.7 million or 36.4%, commercial real estate loans which increased $1.6 million or 9.2%, construction loans which grew $1.1 million or 64.1%, residential mortgage one-to-four family owner occupied loans which increased $212,000 or 1.2%, and home equity loans which grew $154,000 or 3.5%, as the Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products. These increases were partially offset by decreases of $859,000 or 19.6% in multi-family residential loans, and $393,000 or 32.6% in commercial lines of credit. Decreases in these loan categories are attributable to normal amortization and pay-offs.

          Deposits. Total interest-bearing deposits increased $3.7 million, or 6.7%, to $59.0 million at December 31, 2008 compared to $55.3 million at December 31, 2007. This increase was attributable to a $4.1 million growth in certificates of deposit and $362,000 increase in e-savings accounts, offset by decreases of $470,000 in statement savings accounts and $303,000 in passbook savings accounts. The increase in certificates of deposit was primarily due to the competitive interest rates offer by the Bank and investors seeking the safety of insured bank deposits.

          Federal Home Loan Bank Advances. Federal Home Loan Bank advances increased to $11.2 million at December 31, 2008 from none at December 31, 2007 as the Company invested the funds borrowed into mortgage-backed securities and loans because of the favorable rate differential. We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on recent decisions by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock. The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution.

          Stockholders’ Equity. Total stockholders’ equity decreased $284,000, or 1.6%, to $17.3 million at December 31, 2008. This decrease from December 31, 2007 was the result of the purchase of 55,545 shares of the Company’s common stock in the open-market to fund our Recognition and Retention Plan Trust for an aggregate purchase price of $520,000, the purchase of 36,604 shares of the Company’s common stock in the open-market as part of the Company’s publicly announced stock repurchase program for an aggregate purchase price of $312,000 and dividends paid of $104,000, offset by net income for the year ended December 31, 2008 of $511,000, a decrease in unallocated shares held by the ESOP of $69,000 and $72,000 of compensation expense related to the new stock compensation plans adopted in 2008. For further discussion of the plans, see Note 11 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

          Net Income. Net income amounted to $511,000 for the year ended December 31, 2008, an increase of $21,000, or 4.3% compared to net income of $490,000 for 2007. The increase was primarily the result of the increase in net interest income of $491,000, which was offset by a decrease in non-interest income of $26,000, and increases in the provision for loan losses of $49,000, non-interest expense of $365,000 and income tax expense of $30,000.

          Net Interest Income. Net interest income increased $491,000, or 23.8%, to $2.6 million for the year ended December 31, 2008 from $2.1 million in 2007. The increase was driven by an increase in interest income of $595,000, or 13.5%, which was attributable to an increase in average interest-earning assets of $13.5 million. The increase in interest income was offset by a $104,000, or 4.4% increase in interest expense driven by a $7.2 million increase in average interest-bearing liabilities.

          Interest Income. Interest income increased $595,000, or 13.5%, to $5.0 million for the year ended December 31, 2008 from $4.4 million for the year ended December 31, 2007. The increase resulted primarily from a $13.5 million increase in average interest-earning assets, which was partially offset by a 42 basis point decrease in the overall yield on interest-earning assets to 6.38% for 2008 from 6.80% for 2007. The growth in average interest-earnings assets between the two periods can be attributed primarily to the increase in average net loans receivable of $7.9 million and average mortgage-backed securities of $5.2 million. The increase in average net loans receivable was driven by the net proceeds received in the stock offering and the increase in average interest-bearing deposits, while the increase in mortgage-backed securities was driven by the $4.9 million increase in average FHLB advances. The average yield on loans decreased slightly to 6.88% for 2008 from 7.01% for 2007. The decrease in yield was the result of the current interest rate environment in which the Federal Reserve Board’s Open Market Committee cut the federal funds rate by 425 basis points from December 2007 to December 2008.

          Interest Expense. Interest expense increased by $104,000, or 4.4%, to $2.5 million for the year ended December 31, 2008 compared to $2.4 million for the year ended December 31, 2007. The increase resulted primarily from a $7.2 million increase in average interest-bearing liabilities, which was partially offset by a 34 basis point decrease in the overall cost of interest-bearing liabilities to 3.98% for 2008 from 4.32% for 2007. The increase in the average balance of interest-bearing liabilities was primarily driven by the growth in certificates of deposit due to customer interest in higher yielding secure investments and the increase in FHLB advances. The decrease in rates was consistent with the decrease in market interest rates during 2008.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	Year Ended December 31,
	2008			2007
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars in thousands)
Short-term investments and investment securities	$8,971	$360	4.01%	$8,761	$479	5.47%
Mortgage-backed securities	5,178	243	4.69	—	—	—
Loans receivable, net (1)	63,931	4,400	6.88	56,001	3,926	7.01
Other interest-earning assets	475	12	2.53	244	15	6.15
Total interest-earning assets	78,555	5,015	6.38%	65,006	4,420	6.80%
Non-interest-earning assets	1,511			1,333
Total assets	$80,066			$66,339
Interest-bearing liabilities:
Passbook accounts	$3,460	45	1.30%	$4,267	59	1.38%
Statement and e-savings accounts	5,537	134	2.42	6,235	173	2.77
Certificate of deposit accounts	47,929	2,113	4.41	44,158	2,128	4.82
Total deposits	56,926	2,292	4.03	54,660	2,360	4.32
FHLB advances	4,925	172	3.49	—	—	—
Total interest-bearing liabilities	61,851	2,464	3.98%	54,660	2,360	4.32%
Non-interest-bearing liabilities	727			1,367
Total liabilities	62,578			56,027
Stockholders’ equity	17,488			10,312
Total liabilities and stockholders’ equity	$80,066			$66,339
Net interest-earning assets	$16,704			$10,346
Net interest income; average interest rate spread		$2,551	2.40%		$2,060	2.48%
Net interest margin (2)			3.25%			3.17%
Average interest-earning assets to average interest-bearing liabilities			127.01%			118.93%

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(2)	Equals net interest income divided by average interest-earning assets.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	2008 vs. 2007				2007 vs. 2006
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Short-term investments and investment securities	$(127)	$11	$(3)	$(119)	$31	$251	$53	$335
Mortgage-backed securities	—	243	—	243	—	—	—	—
Loans receivable (1)	(72)	556	(10)	474	99	51	1	151
Other interest-earning assets	(9)	14	(8)	(3)	4	(2)	(1)	1
Total interest-earning assets	(208)	824	(21)	595	134	300	53	487
Interest expense:
Passbook accounts	(4)	(11)	1	(14)	—	(25)	—	(25)
Statement and e-savings accounts	(22)	(19)	2	(39)	(3)	(31)	—	(34)
Certificate accounts	(181)	181	(15)	(15)	164	188	17	369
Total deposits	(207)	151	(12)	(68)	161	132	17	310
FHLB advances	—	172	—	172	—	(48)	—	(48)
Total interest-bearing liabilities	(207)	323	(12)	104	161	84	17	262
Increase (decrease) in net interest income	$(1)	$501	$(9)	$491	$(27)	$216	$36	$225

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

          Provision for Loan Losses. The Company increased its provision for loan losses by $49,000 from $93,000 for the year ended December 31, 2007 to $142,000 for the same period in 2008, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2008. Non-performing loans amounted to $439,000, or 0.63% of net loans receivable at December 31, 2008, consisting of five loans which are on non-accrual status. There were no loans that were 90 days or more past due and still accruing interest at December 31, 2008. The non-performing loans include one-to-four family owner and non-owner occupied residential, multi-family residential and construction loans and all are generally well-collateralized or adequately reserved for. In addition, there were two one-to-four family residential loans totaling $351,000 and two commercial real estate loans totaling $570,000 that were restructured during the fourth quarter of 2008. Management does not anticipate any significant losses on either the non-performing or restructured loans. The allowance for loan losses as a percent of total loans receivable was 0.98% at December 31, 2008 and 1.07% at December 31, 2007.

          In the second quarter of 2008, a $20,000 home equity loan was charged off against the allowance for loan losses. In the fourth quarter of 2008, a $100,000 charge to the allowance was taken on a $500,000 one-to-four family non-owner occupied residential loan classified as non-accrual. The collateral property underlying this loan was acquired as real estate owned at a value of approximately $400,000 prior to year-end. Also in the fourth quarter, the collateral property underlying a second one-to-four family non-owner occupied residential loan in the amount of $332,000, previously classified as non-accrual, was acquired as real estate owned at a fair value of approximately $332,000.

          During the second quarter of 2008 one commercial real estate loan acquired as real estate owned at a value of approximately $81,000 was sold for $110,000 resulting in a gain of $29,000. The Bank financed the purchase of

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

the property. In accordance with SFAS No. 66, $2,000 was recognized as income for the year ended December 31, 2008 and $27,000 was deferred and will be taken into income as payments on the loan are received.

          Non-Interest Income. Non-interest income decreased $26,000, or 47.3%, from $55,000 for the year ended December 31, 2007 to $29,000 for year ended December 31, 2008 due to a $4,000 decrease in fees and service charges and a $22,000 loss on the redemption of investment securities.

          Non-Interest Expense. Non-interest expense increased $365,000, or 29.9%, from $1.2 million for the year ended December 31, 2007 to $1.6 million for the year ended December 31, 2008. Salaries and employee benefits expense accounted for $149,000 of the change as this expense increased 20.8% from $716,000 in 2007 to $865,000 in 2008 due to increased staff, annual salary increases, and the compensation expense associated with the stock compensation plans. In addition, professional fees accounted for $132,000 of the change as this expense increased 128.2% from $103,000 in 2007 to $235,000 in 2008 due primarily to the increase in costs associated with being a publicly held company. Also contributing to the year over year increase in non-interest expense were increases in directors’ fees and expenses, occupancy and equipment expenses, regulatory and other expenses of $24,000, $17,000, $25,000 and $18,000, respectively.

          Provision for Income Tax. The provision for income tax increased $30,000 from $313,000 for the year ended December 31, 2007 to $343,000 for the year ended December 31, 2008 due primarily to the increase in pre-tax income. The Company’s effective tax rate, including federal and state income taxes, was 40.2% and 39.0% for fiscal 2008 and 2007, respectively.

Exposure to Changes in Interest Rates

          The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings. Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. At December 31, 2008 and 2007, certificates of deposit amounted to $50.1 million and $46.0 million, respectively, or 56.7% and 62.5%, respectively, of total assets at such dates.

          Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%. This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company. If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy. Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy. Our one-year cumulative gap was a negative 3.6% at December 31, 2008, compared to a negative 7.9% at December 31, 2007. We have become less liability sensitive in 2008 as a result of increases in our short-term investments and investment securities and increases in commercial real estate loans which are more likely to have floating or adjustable rates of interest.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

          The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2008, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The Office of Thrift Supervision annual prepayment rates are applied to loans and mortgage-backed securities. Statement and e-savings accounts and other savings accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 50% and 20%, respectively.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
Interest-earning assets (1):
Loans receivable (2)	$11,463	$20,833	$16,066	$7,479	$14,158	$69,999
Short-term investments and investment securities	2,045	4,485	—	—	—	6,530
Mortgage-backed securities	717	2,168	1,191	1,364	4,337	9,777
Investment in Federal Home Loan Bank stock	—	—	—	—	797	797
Total interest-earning assets	$14,225	$27,486	$17,257	$8,843	$19,292	$87,103

Interest-bearing liabilities:
Passbook accounts	$336	$336	$2,012	$336	$336	$3,356
Statement and e-savings accounts	1,381	1,381	1,380	690	690	5,522
Escrow accounts	243	486	—	—	—	729
Certificate accounts	9,000	27,422	9,201	4,480	—	50,103
FHLB advances	2,800	1,500	3,050	3,800	—	11,150
Total interest-bearing liabilities	$13,760	$31,125	$15,643	$9,306	$1,026	$70,860

Interest-earning assets less interest-bearing liabilities	$465	$(3,639)	$1,614	$(463)	$18,266

Cumulative interest-rate sensitivity gap (3)	$465	$(3,174)	$(1,560)	$(2,023)	$16,243

Cumulative interest-rate gap as a percentage of total assets at December 31, 2008	0.5%	(3.6)%	(1.8)%	(2.3)%	18.4%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2008	103.4%	92.9%	97.4%	97.1%	122.9%

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

          Qualitative Analysis. Our ability to maintain a positive “spread” between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. The Company’s fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits. The Company also intends to place a greater emphasis on shorter-term home equity loans and commercial business loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

          The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2008, the Company’s cash and cash equivalents amounted to $1.0 million. At such date, the Company also had $3.7 million invested in interest-earning time deposits maturing in one year or less.

          The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses. At December 31, 2008, Quaint Oak Bank had outstanding commitments to originate loans of $365,000 and commitments under unused lines of credit of $2.3 million.

          At December 31, 2008, certificates of deposit scheduled to mature in less than one year totaled $36.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

          In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds. At December 31, 2008, Quaint Oak Bank had $11.2 million of advances from the Federal Home Loan Bank of Pittsburgh and had $35.6 million in borrowing capacity. We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on recent decisions by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock. The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution. Should we decide to utilize sources of funding other than advances from the Federal Home Loan Bank, we believe that additional funding is available in the form of advances or repurchase agreements through various other sources. The Bank currently has a line of credit commitment from another bank for borrowings up to $1,500,000. There were no borrowings under this line of credit at December 31, 2008.

          Our stockholders’ equity amounted to $17.3 million at December 31, 2008, a decrease of $284,000 from December 31, 2007. This decrease was the result of the purchase of 55,545 shares of the Company’s common stock in the open-market to fund our Recognition and Retention Plan Trust for an aggregate purchase price of $520,000, the purchase of 36,604 shares of the Company’s common stock in the open-market as part of the Company’s publicly announced stock repurchase program for an aggregate purchase price of $312,000 and dividends paid of $104,000, offset by net income for the year ended December 31, 2008 of $511,000, a decrease in unallocated shares held by the ESOP of $69,000 and $72,000 of compensation expense related to stock compensation plans adopted in 2008. For further discussion of the plans, see Note 11 in the Notes to Consolidated Financial Statements contained elsewhere herein.

          Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively. At December 31, 2008, Quaint Oak Bank exceeded each of its capital requirements with ratios of 15.44%, 20.04% and 21.14%, respectively. As a savings and loan holding company, the Company is not subject to any regulatory capital requirements.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

          In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. In general, we do not require collateral or other security to support financial instruments with off–balance sheet credit risk.

          Commitments. At December 31, 2008, we had unfunded commitments under lines of credit of $2.3 million and $365,000 of commitments to originate loans. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

          The following table summarizes our contractual cash obligations at December 31, 2008:

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$50,103	$36,422	$9,201	$4,480	$—
FHLB advances	11,150	4,300	3,050	3,800	—
Operating lease obligations	30	30	—	—	—
Total contractual obligations	$61,283	$40,752	$12,251	$8,280	$—

Impact of Inflation and Changing Prices

          The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

          We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. Quaint Oak Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP
Beard Miller Company LLP Allentown, Pennsylvania March 27, 2009

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31, 2008	At December 31, 2007
	(In thousands, except share data)
ASSETS

Due from banks, non-interest-bearing	$490	$1,220
Due from banks, interest-bearing	545	3,767
Cash and cash equivalents	1,035	4,987
Investment in interest-earning time deposits	3,735	1,835
Investment securities available for sale (cost-2007 $2,001)	—	2,001
Investment securities held to maturity (fair value-2008 $2,263; 2007 $2,265)	2,250	2,253
Mortgage-backed securities held to maturity (fair value-2008 $10,132)	9,777	—
Loans receivable, net of allowance for loan losses 2008 $689; 2007 $667	69,310	61,656
Accrued interest receivable	355	294
Investment in Federal Home Loan Bank stock, at cost	797	237
Premises and equipment, net	67	59
Prepaid expenses and other assets	1,055	223

Total Assets	$88,381	$73,545

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits, interest-bearing	$58,981	$55,261
Federal Home Loan Bank advances	11,150	—
Accrued interest payable	138	101
Advances from borrowers for taxes and insurance	729	600
Accrued expenses and other liabilities	110	26
Total Liabilities	71,108	55,988

STOCKHOLDERS’ EQUITY
Preferred stock– $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued and 1,352,021 and 1,388,625 outstanding at December 31, 2008 and December 31, 2007, respectively	14	14
Additional paid-in capital	13,409	13,337
Treasury stock, at cost, 36,604 shares	(312)	—
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(952)	(1,021)
Recognition & Retention Plan Trust (RRP)	(520)	—
Retained earnings	5,634	5,227
Total Stockholders’ Equity	17,273	17,557

Total Liabilities and Stockholders’ Equity	$88,381	$73,545

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2008	2007
	(In thousands, except share data)
Interest Income
Loans receivable, including fees	$4,400	$3,926
Short-term investments and investment securities	603	479
Dividends	12	15

Total Interest Income	5,015	4,420

Interest Expense

Deposits	2,292	2,360
Federal Home Loan Bank advances	172	—

Total Interest Expense	2,464	2,360

Net Interest Income	2,551	2,060

Provision for Loan Losses	142	93

Net Interest Income after Provision for Loan Losses	2,409	1,967

Non-Interest Income

Fees and services charges	51	55
Investment securities losses	(22)	—

Total Non-Interest Income, net	29	55

Non-Interest Expense
Salaries and employee benefits	865	716
Directors’ fees and expenses	197	173
Occupancy and equipment	94	77
Professional fees	235	103
Regulatory	68	43
Other	125	107

Total Other Expenses	1,584	1,219

Income before Income Taxes	854	803

Income Taxes	343	313

Net Income	$511	$490

Basic earnings per share – basic (1)	$0.41	$0.24
Average shares outstanding - basic	1,243,912	NA
Basic earnings per share - diluted	$0.41	NA
Average shares outstanding - diluted	1,245,959	NA

(1) For 2007, reflects earnings since becoming a public company on July 3, 2007.

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by ESOP	Unallocated Common Stock Held by RRP
(In thousands, except share data)	Number of Shares Outstanding	Amount					Retained Earnings	Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2006	—	$—	$—	$—	$—	$—	$4,737	$4,737

Issuance of common stock at $10 per share for initial public offering, net of offering costs of $535	1,388,625	14	13,337					13,351

Common stock acquired by ESOP					(1,038)			(1,038)

Common stock allocated by ESOP					17			17

Net income							490	490

BALANCE – DECEMBER 31, 2007	1,388,625	$14	$13,337	$—	$(1,021)	$—	$5,227	$17,557

Common stock allocated by ESOP			(3)		69			66

Treasury stock purchased	(36,604)			(312)				(312)

Common stock acquired for Recognition and Retention Plan Trust						(520)		(520)

Stock based compensation expense			75					75

Cash dividends declared ($0.075 per share)							(104)	(104)

Net income							511	511

BALANCE – DECEMBER 31, 2008	1,352,021	$14	$13,409	$(312)	$(952)	$(520)	$5,634	$17,273

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007
Cash Flows from Operating Activities	(In Thousands)
Net income	$511	$490
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	142	93
Depreciation expense	26	13
Net amortization (accretion) of securities premiums and discounts	(2)	1
Amortization of deferred loan fees and costs	(12)	3
Deferred income taxes	(24)	(54)
Stock-based compensation expense	141	17
Loss on redemption of investment securities	22	—
Gain on the sale of other real estate owned	(2)	—
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(61)	(20)
Prepaid expenses and other assets	(75)	(7)
Accrued interest payable	37	7
Accrued expenses and other liabilities	56	(12)
Net Cash Provided by Operating Activities	759	531
Cash Flows from Investing Activities
Net increase in investment in interest-earning time deposits	(1,900)	(124)
Purchase of investment securities available for sale	(509)	(501)
Purchase of investment securities held to maturity	(1,000)	(3,754)
Purchase of mortgage-backed securities held to maturity	(10,333)	—
Proceeds from the sale or redemption of investment securities available for sale	2,488	—
Proceeds from calls of investment securities held to maturity	1,000	—
Principal payments on mortgage-backed securities	561	—
Net increase in loans receivable	(8,597)	(7,199)
Net (increase) decrease in Federal Home Loan Bank stock	(560)	26
Proceeds from the sale of other real estate owned	110	—
Purchase of property and equipment	(34)	(26)
Net Cash Used in Investing Activities	(18,774)	(11,578)
Cash Flows from Financing Activities
Net increase (decrease) in deposits	3,720	(489)
Proceeds from long-term Federal Home Loan Bank advances	6,850	—
Net increase in short-term Federal Home Loan Bank advances	4,300	—
Proceeds from issuance of common stock, net	—	13,351
Dividends paid	(104)	—
Purchase of treasury stock	(312)	—
Purchase of common shares for ESOP	—	(1,038)
Purchase of common shares for Recognition and Retention Plan Trust	(520)	—
Decrease in advances from borrowers for taxes and insurance	129	13
Net Cash Provided by Financing Activities	14,063	11,837
Net (Decrease) Increase in Cash and Cash Equivalents	(3,952)	790
Cash and Cash Equivalents – Beginning of Period	4,987	4,197
Cash and Cash Equivalents – End of Period	$1,035	$4,987
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$2,427	$2,353
Cash payments for taxes	$429	$394
Transfer of loans to other real estate owned	$813	—

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”). In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank. Upon completion of the conversion and the offering, all of Quaint Oak Bank’s common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp’s common stock is, in turn, owned by the public. The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds. Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering. The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank. All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank. All significant intercompany balances and transactions have been eliminated.

Prior to the conversion, Quaint Oak Savings Bank operated under a state bank charter as a mutual savings bank. Upon completion of the conversion and the offering, the Bank changed its name to Quaint Oak Bank and began to operate as a stock savings bank. The Bank is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Office of Thrift Supervision. The market area served by the Bank is principally Bucks County, Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and e-savings accounts. Loan products offered are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, auto loans, and lines of credit.

Note 2 - Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential for the impairment of Federal Home Loan Bank stock and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

The Bank operates primarily in Bucks County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 6. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include non-interest and interest-earning demand deposits and money market accounts with various financial institutions, all of which mature within ninety days of acquisition.

Investment and Mortgaged-Backed Securities

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

Investment securities and mortgage-backed securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost adjusted for amortization for premium and accretion of discount, recognized in interest income using the interest method over the terms of the securities.

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

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock, to preserve capital.

Management evaluates the FHLB stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than a temporary decline in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB.

Management believes that no impairment charge is necessary related to the FHLB stock as of December 31, 2008.

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

Loans Receivable (Continued)

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

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for multi-family and non-owner occupied mortgage loans, construction loans and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Other Real Estate Owned

Other real estate owned or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses. Other real estate owned is included in other assets on the balance sheets at December 31, 2008 and 2007 in the amount of $732,000 and $-0-, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as incurred. Costs of major additions and improvements are capitalized.

Advertising Costs

In accordance with AICPA Statement of Position No. 94-7, Reporting on Advertising Costs, the Company expenses all advertising costs as incurred. Advertising costs totaled $12,000 and $32,000 for the years ended December 31, 2008 and 2007, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Comprehensive Income (Loss)

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The Company had no items of other comprehensive income for the years ended December 31, 2008 and 2007.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Treasury Stock and Unallocated Common Stock

The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method. At the date of subsequent reissue, treasury stock is reduced by the cost of such stock on a first-in, first-out basis with any excess proceeds credited to additional paid in capital.

Share-Based Compensation

The Company accounts for its share-based compensation awards in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R (revised 2004) Share-Based Payment. This statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measures the cost on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

At December 31, 2008, the Company has two share-based plans; the 2008 Recognition and Retention Plan and the 2008 Stock Option Plan. Shares were awarded under both plans in May 2008. These plans are more fully described in Note 11.

The Company also has an employee stock ownership plan (“ESOP”). This plan is more fully described in Note 11. Shares held under the ESOP are accounted for in accordance with AICPA Statement of Position (“SOP”) 93-6, Employers’ Accounting for Employee Stock Ownership Plans. As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

Earnings Per Share

Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock shares and treasury shares. Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the “treasury stock” method. For the year ended December 31, 2008, all outstanding stock options (108,311 shares) were antidilutive.

The Company had no stock options or restricted stock outstanding during the year ended December 31, 2007. Basic earnings per share for the year ended December 31, 2007, is computed by dividing net income available to common stockholders from July 3, 2007 through December 31, 2007, of $318,000 (the period during which the common stock was outstanding) by the weighted average number of common shares outstanding for the same period of 1,313,151. The number of shares outstanding for this calculation excludes unallocated ESOP shares.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

Reclassifications

Certain items in the 2007 financial statements have been reclassified to conform to the 2008 financial statement presentation format. These reclassifications had no effect on net income or stockholders’ equity.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Statement No. 159 is effective for the Company January 1, 2008. The Company adopted FASB Statement No. 159 as of January 1, 2008, and has elected not to measure any assets or liabilities at fair value under the provisions of this statement. The adoption of this statement did not have any effect on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued Statement No. 141(R) “Business Combinations.” This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company in its accounting for any business combinations beginning January 1, 2009.

In March 2008, the FASB issued Statement No 161, “Disclosures about Derivative Instruments and Hedging Activities-and amendment of FASB Statement No. 133” (Statement 161). Statement No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an equity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2008, the FASB issued Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participating securities in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its financial statements.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard did not have an impact on our consolidated financial position and results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In November 2008, the SEC released a proposed roadmap regarding the potential use by the U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

Note 3 – Investment in Interest-Earning Time Deposits

The interest-earning time deposits as of December 31, 2008 and 2007, by contractual maturity, are shown below:

	2008	2007
	(In Thousands)
Due in one year or less	$3,735	$1,573
Due after one year through five years	—	262

	$3,735	$1,835

Note 4 -– Investment Securities

The amortized cost and fair value of investment securities available for sale and held to maturity at December 31, 2008 and December 31, 2007 are summarized below (in thousands):

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
U.S. Government agency securities	$2,250	$13	$—	$2,263

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
Mortgage securities portfolio mutual fund	$501	$—	$—	$501
Auction rate securities	1,500	—	—	1,500
	$2,001	$—	$—	$2,001

Held to Maturity:
U.S. Government agency securities	$2,253	$12	$—	$2,265

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 -– Investment Securities (Continued)

During the year ended December 31, 2008 a gross loss of approximately $22,000 was recognized on the redemption of the mortgage securities portfolio mutual fund.

No impairment charges were recognized during the years ended December 31, 2008 and 2007.

The amortized cost and fair value of held to maturity debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$1,000	$1,000
After one year through five years	1,250	1,263
	$2,250	$2,263

Note 5 – Mortgage-Backed Securities

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2008 are summarized below (in thousands):

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Held to Maturity:
FNMA pass-through certificates	$5,025	$202	$—	$5,227
FHLMC pass-through certificates	4,752	153	—	4,905
	$9, 777	$355	$—	$10,132

There were no mortgage-backed securities as of December 31, 2007.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable

The composition of net loans receivable at December 31, 2008 and 2007 is as follows:

	2008	2007
Real estate loans:	(In Thousands)
One-to-four family residential:
Owner occupied	$17,460	$17,248
Non-owner occupied	21,489	15,757
Total one-to-four family residential	38,949	33,005

Multi-family (five or more) residential	3,526	4,385
Commercial real estate	19,096	17,481
Construction	2,752	1,677
Commercial lines of credit	813	1,206
Home equity loans	4,585	4,431
Total real estate loans	69,721	62,185

Auto loans	103	—
Loans on savings accounts	109	36
Total Loans	69,933	62,221

Deferred loan fees and costs	66	102
Allowance for loan losses	(689)	(667)

Net Loans	$69,310	$61,656

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2008 and 2007:

	2008	2007
	(In Thousands)
Balance, beginning	$667	$575
Charge-offs	(120)	(1)
Recoveries	—	—
Net charge-offs	(120)	(1)
Provision charged to operations	142	93

Balance, ending	$689	$667

The recorded investment in impaired loans, not requiring an allowance for loan losses was $903,000 at December 31, 2008 and $332,000 at December 31, 2007. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- and $602,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the related allowance for loan losses associated with these loans was $-0- and $16,000, respectively. For the years ended December 31, 2008 and 2007, the average recorded investment in impaired loans was $995,000 and $263,000, respectively, and the interest income recognized on impaired loans was $74,000 for 2008 and $19,000 for 2007.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable (Continued)

At December 31, 2008 and 2007, the Bank had nonaccrual loans of $439,000 and $1.4 million. Additional interest income that would have been recorded under the original terms of the loan agreements amounted to approximately $29,000 and $75,000 for the years ended December 31, 2008 and 2007, respectively. There were $-0- and $149,000 of loans that were past due 90 days or more and still accruing interest at December 31, 2008 and 2007, respectively.

Note 7 - Bank Premises and Equipment

The components of bank premises and equipment at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)
Leasehold improvements	$9	$9
Furniture, fixtures and equipment	188	154

	197	163
Accumulated depreciation	(130)	(104)

	$67	$59

The Bank has two operating leases for its banking office. One lease is month to month with 120 days written notice required for termination and the other expires in November 2009. The lease expiring in November 2009 is renewable for one year, with 90 days written notice. Rent expense under the leases for the years ended December 31, 2008 and 2007 was $34,000 and $33,000, respectively. Future minimum lease payments under this operating agreement are $30,000.

Note 8 - Deposits

Deposits at December 31, 2008 and 2007 consist of the following:

	2008		2007
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)
Passbook savings accounts	$3,356	1.28%	$3,659	1.39%
Statement and e-savings accounts	5,522	2.40	5,630	2.76
Certificate of deposit accounts	50,103	3.97	45,972	4.76

	$58,981	3.67%	$55,261	4.33%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Deposits (Continued)

A summary of certificates of deposit by maturity at December 31, 2008 is as follows: (In Thousands)

Year ending December 31:
2009	$36,422
2010	7,879
2011	1,322
2012	1,165
2013	3,315

$50,103

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $13,667,000 and $11,011,000 at December 31, 2008 and 2007, respectively.

A summary of interest expense for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)
Passbook savings accounts	$45	$59
Statement and e-savings accounts	134	173
Certificate of deposit accounts	2,113	2,128

	$2,292	$2,360

Note 9 - Borrowings

The Bank has a line of credit commitment from another bank for borrowings up to $1,500,000. This line of credit is a demand facility subject to continued review and modification or suspension at any time. Advances are secured by certain qualifying assets of the Bank. There were no borrowings under this line of credit at December 31, 2008 and 2007.

The Bank has a line of credit facility with the Federal Home Loan Bank of $5,000,000. The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $46,781,000. Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2008 (in thousands):

Maturity Period	Amount	Weighted Interest Rate
1 to 12 months (1)	$4,300	1.47%
13 to 24 months	1,250	3.38%
25 to 36 months	1,800	3.66%
37 to 48 months	1,800	3.98%
49 to 60 months	2,000	4.19%
Total	$11,150	2.93%

(1) Includes $2.8 million of overnight advances on which interest adjusts daily. The remaining $8.4 million of advances are fixed rate term loans.

There were no Federal Home Loan Bank advances at December 31, 2007.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 - Income Taxes

The components of income tax expense for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)
Federal:
Current	$307	$309
Deferred	(24)	(54)

	283	255
State, current	60	58

	$343	$313

A following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate 34% to income before taxes for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)
Federal income tax at statutory rate	$290	$273
State tax, net of federal benefit	40	38
Stock compensation expense	3	—
Other	10	2

	$343	$313

The components of the net deferred tax asset at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)

Deferred tax assets:
Allowance for loan losses	$232	$227
Stock-based compensation	22	—

Total deferred tax assets	254	227

Deferred tax liabilities:
Bank premises and equipment	(21)	(6)
Deferred loan costs	(23)	(35)

Total deferred tax liabilities	(44)	(41)

Net Deferred Tax Asset	$210	$186

The net deferred tax asset at December 31, 2008 and 2007 of $210,000 and $186,000, respectively, is included in other assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan. Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company’s common in the open market at an average price of $9.35 for a total of $1.0 million. The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears an interest rate equal to the Prime Rate as published in the Wall Street Journal, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants. As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants. As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average price of the shares, and the shares become outstanding for earnings per share computations. During the years ended December 31, 2008 and 2007, the Company recognized $66,000 and $17,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2008 and 2007:

	2008	2007
Allocated shares	9,258	1,852
Unreleased shares	101,832	109,238
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$761	$994

Recognition and Retention Plan

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “2008 RRP”) and Trust Agreement. In order to fund the 2008 RRP, the 2008 Recognition and Retention Plan Trust (the “2008 Trust”) acquired 55,545 shares of the Company’s stock in the open market at an average price of $9.36 totaling $520,000 as of December 31, 2008. Pursuant to the 2008 RRP, 43,324 shares acquired by the 2008 Trust were granted to certain officers, employees and directors of the Company in May 2008 with 12,221 shares remaining available for future grant. The 2008 RRP shares generally vest at a rate of 20% per year over five years.

A summary of the status of the shares under the 2008 RRP as of December 31, 2008 is a follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	—	$—
Granted May 14, 2008	43,324	9.05
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2008	43,324	$9.05

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

The weighted average grant date fair value is the last sale price as quoted on the OTC Bulletin Board on May 14, 2008. Compensation expense on the 2008 RRP shares granted is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During the year ended December 31, 2008, $49,000 in compensation expense was recognized. A tax benefit of approximately $17,000 was recognized during this period. As of December 31, 2008, approximately $343,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “2008 Option Plan”). The 2008 Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant. The Compensation Committee of the Board of Directors determined to grant the stock options in May 2008 at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date. All incentive stock options issued under the 2008 Option Plan are intended to comply with the requirements of Section 422 of the Internal Revenue. Options will generally become vested and exercisable at the rate of 20% per year over five years and are generally exercisable for a period of ten years after the grant date. Pursuant to the 2008 Option Plan, 108,311 stock options were granted to certain officers, employees and directors of the Company in May 2008 with 30,552 stock options remaining available for future grant.

A summary of the status of the Company’s stock options under the 2008 Option Plan as of December 31, 2008 is a follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding December 31, 2007	—	$—	—	$—
Granted May 14, 2008	108,311	10.00	9.4	—
Vested	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2008	108,311	$10.00	9.4	$—
Exercisable at December 31, 2008	—

The estimated fair value of the options granted in May 2008 was $2.01 per share. The fair value was estimated on the date of grant in accordance with SFAS No. 123R using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	1.10%
Risk-free interest rate	3.5%
Expected life of options	7.5	years
Expected stock-price volatility	19.45%

The dividend yield was calculated on the dividend amount and stock price existing at the grant date. The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options. Although the contractual term of the options granted is ten years, the expected term of the options is less. As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term. The expected stock-price volatility was estimated by considering the Company’s own stock volatility for the period since July 5, 2007, the initial trading date. The actual future volatility may differ from our historical volatility. The aggregate intrinsic value for outstanding stock options is calculated based on the difference between the exercise price of the underlying awards and the market price of our common stock as of the reporting date. There was no intrinsic value of the options outstanding as of December 31, 2008 as all of the outstanding options were at exercise prices greater than the December 31, 2008 stock price.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

Stock Options (Continued)

During the year ended December 31, 2008, approximately $26,000 was recognized in compensation expense for the 2008 Option Plan. A tax benefit of approximately $5,000 was recognized during this period. At December 31, 2008, approximately $183,000 in additional compensation expense for awarded options remained unrecognized. This expense will be recognized over approximately 4.4 years.

Note 12 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and do not represent more than normal risks of collectibility. These persons were indebted to the Company for loans totaling $10,000 and $15,000 at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, $-0- of new loans and $5,000 of repayments were made.

Certain directors of the Company provided outside services to the Bank for $50,000 and $44,000 for the years ended December 31, 2008 and 2007, respectively. These outside services included accounting, consulting, property inspection and business development.

Note 13 - Financial Instruments with Off-Balance Sheet Risk

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

A summary of the Company’s financial instrument commitments at December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)
Commitments to grant loans	$365	$229
Unfunded commitments under lines of credit	2,255	920

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Financial Instruments with Off-Balance Sheet Risk (Continued)

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

Note 14 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the Bank was well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2008 that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2008 and 2007 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)

As of December 31, 2008:
Total capital (to risk-weighted assets)	$13,299	21.14%	$ >5,033	>8.00%	$ >6,292	>10.00%
Tier 1 capital (to risk-weighted assets)	12,611	20.04	>2,517	>4.00	>3,775	>6.00
Tier 1 capital (to average assets)	12,611	15.44	>3,266	>4.00	>4,083	>5.00

As of December 31, 2007:
Total capital (to risk-weighted assets)	$12,825	26.54%	$ >3,866	>8.00%	$ >4,833	>10.00%
Tier 1 capital (to risk-weighted assets)	12,211	25.27	>1,933	>4.00	>2,900	>6.00
Tier 1 capital (to average assets)	12,211	18.31	>2,667	>4.00	>3,334	>5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company’s December 31, 2008 consolidated financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no financial assets to be measured at fair value on a recurring or nonrecurring basis at December 31, 2008.

As discussed above, the Company has delayed its disclosure requirements of non-financial assets and liabilities. Certain real estate owned are carried at fair value at the balance sheet date for which the Company has not yet adopted the provisions of SFAS 157.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following information is an estimate of the fair value of a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Interest Earning Time Deposits (Carried at Cost)

Fair values for interest-earning time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits. The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Investment and Mortgage-Backed Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Federal Home Loan Bank Stock (Carried at Cost)

The carrying amount of restricted investment in Federal Home Loan Bank stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Assets:
Cash and cash equivalents	$1,035	$1,035	$4,987	$4,987
Investment in interest-earning time deposits	3,735	3,747	1,835	1,840
Investment securities available for sale	—	—	2,001	2,001
Investment securities held to maturity	2,250	2,263	2,253	2,265
Mortgage-backed securities held to maturity	9,777	10,132	—	—
Investment in FHLB stock	797	797	237	237
Loans receivable, net	69,310	71,196	61,656	61,834
Accrued interest receivable	355	355	294	294

Liabilities:
Deposits	58,981	59,229	55,261	55,229
Accrued interest payable	138	138	101	101
FHLB advances, long-term	6,850	7,180	—	—
FHLB advances, short-term	4,300	4,312	—	—

Off-balance sheet financial instruments	—	—	—	—

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$546	$922
Investment in interest-earning time deposits	1,770	194
Investments securities held to maturity	2,250	4,254
Investment in Quaint Oak Bank	12,673	12,211
Other assets	107	38
Total Assets	$17,346	$17,619

Liabilities and Stockholders’ Equity
Other liabilities	$73	$62
Stockholders’ equity	17,273	17,557
Total Liabilities and Stockholders’ Equity	$17,346	$17,619

Statements of Income

	For the Year Ended December 31, 2008	For the period of July 3, 2007 to December 31, 2007
Interest and dividend income	$205	$147
Investment securities losses	22	—
Expenses	89	32
Net Income Before Income Taxes	94	115
Equity in Undistributed Net Income of Subsidiary	462	250
Income Taxes	(45)	(47)
Net Income	$511	$318

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Statements of Cash Flows

	For the Year Ended December 31, 2008	For the period of July 3, 2007 to December 31, 2007

Operating Activities
Net income	$511	$318
Adjustments to reconcile net income to net cash provided by
operating activities:
Undistributed income in subsidiary	(462)	(250)
Stock-based compensation expense	141	17
Amortization of investment securities premiums	3	—
Increase in other assets	(69)	(38)
Increase in other liabilities	11	62
Net cash provided by operating activities	135	109

Investing Activities
Net increase in investment in interest-earning time deposits	(1,576)	—
Net (purchase) sale of investment securities	2,001	(4,448)
Capital contribution to subsidiary bank	—	(7,052)
Net cash provided by (used in) investing activities	425	(11,500)

Financing Activities
Proceeds from issuance of common stock, net	—	13,351
Dividends paid	(104)	—
Purchase of Treasury stock	(312)	—
Purchase of common stock for stock compensation plans	(520)	(1,038)
Net cash (used in) provided by financing activities	(936)	12,313

Net (Decrease) Increase in Cash and Cash Equivalents	(376)	922
Cash and Cash Equivalents-Beginning of Period	922	—
Cash and Cash Equivalents-End of Period	$546	$922

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Robert T. Strong	James J. Clarke, Ph.D.
President and Chief Executive Officer	Principal of Clarke Consulting, Villanova, Pennsylvania

Robert J. Phillips	Andrew E. DiPiero, Jr., Esq.
Chairman of the Board. Partner, Phillips and Phillips	Partner with Stampone D’Angelo Renzi DiPiero,
Enterprises, Doylestown, Pennsylvania	Attorney at Law, P.C., Cheltenham, Pennsylvania

George M. Ager, Jr.	Kenneth R. Gant, MBA
Currently retired	Associate Agent, Landis Agencies, Doylestown,
Pennsylvania

John J. Augustine, CPA	Marsh B. Spink
Senior Manager of Teleflex, Inc., Limerick,	Managing Partner of Lawn-Crest Realty, Philadelphia,
Pennsylvania	Pennsylvania

Executive Officers

Diane J. Colyer	Robert Farrer
Corporate Secretary and Operations Officer	Customer Service Manager, Compliance Officer,
Security Officer, Bank Secrecy Act Officer and
Community Reinvestment Act Officer

Curt T. Schulmeister
Chief Lending Officer

BANKING LOCATIONS

Main Office

607 Lakeside Drive
Southampton, Pennsylvania
(215) 364-4059
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.’s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com