Form 10-K, Exhibit 13
period 2010-12-31
QUAINT OAK BANCORP INC
filed 2011-03-30
CIK 1391933

EXHIBIT 13.0

2010 Annual Report

to Shareholders

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Shareholders, a message from the President and CEO:

On behalf of the Board of Directors, Senior Management and Employees of Quaint Oak Bancorp and Quaint Oak Bank, I am pleased to report that Quaint Oak Bancorp has achieved net income of $671,000 for the year ended 2010.  This represents a 37.8% increase over net income from the previous year.  This level of net income translates to earnings of $0.65 per basic share and $0.64 per diluted share for 2010 compared to $0.42 per basic and diluted share for 2009.

Additionally, I am pleased to report that the Company’s assets have experienced a controlled yet healthy growth of 8.7% to finish the year at $102.1 million.  As we continue to expand it is also worthy to note that our efficiency ratio continues to improve. We are pleased to have posted these accomplishments while making significant improvement in our subsidiary mortgage company’s infrastructure.  It is within the subsidiary companies that our non-interest income growth has taken place.  We feel that with the improvements made this year, our subsidiary companies are poised to forge ahead as the housing market improves.

We have experienced continued improvement in our net interest margin as our cost of funds decline.  Additionally we have implemented asset restructuring over a number of years in order to achieve asset sensitivity.  Positive asset sensitivity indicates that as our liabilities reprice so will our assets reprice.  We have this year measured a significant change to asset sensitivity as we increased our short-term investments and investment securities and increased originations of adjustable rate loans.

As the economy shows small signs of improvement, our non performing assets as a percent of total assets have declined to 2.64% at year end from a high of 3.52% at March 31, 2010. While our real estate owned increased in 2010 and the first quarter of 2011, we are actively managing the properties which are being rehabilitated, leased or listed for sale.

We are pleased to have implemented successful stock repurchase plans which have resulted in the repurchase of 396,189 shares, or 28.5%, of our shares issued in our initial stock offering in 2007. During 2010 the Board of Directors also deemed it appropriate to increase the rate of dividend payout to our stockholders.  The advance of these Company accomplishments during the year is gratifying given the economic circumstance.  As always, our current and continued focus remains on long term profitability and payment of dividends supported by an active stock repurchase program.  This focus continues to reflect the Company’s strong commitment to shareholder value.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC ׀ Quaint Oak Mortgage, LLC ׀ Quaint Oak Real Estate, LLC
Serving the Delaware Valley and the Lehigh Valley Markets

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2010	2009

(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$102,101	$93,937
Cash and cash equivalents	8,650	5,420
Investment in interest-earning time deposits	6,001	3,153
Investment securities available for sale at fair value (cost-2010 $3,290; 2009 $1,001)	3,271	1,002
Mortgage-backed securities held to maturity (fair value-2010 $5,810; 2009 $8,142)	5,406	7,731
Loans receivable, net	74,710	72,728
Federal Home Loan Bank stock, at cost	757	797
Bank premises and equipment, net	1,073	1,092
Deposits	79,691	68,252
Federal Home Loan Bank advances	5,600	6,850
Stockholders’ Equity	15,191	17,386

Selected Operating Data:
Total interest income	$5,480	$5,414
Total interest expense	1,955	2,436
Net interest income	3,525	2,978
Provision for loan losses	114	165
Net interest income after provision for loan losses	3,411	2,813
Total non-interest income	339	222
Total non-interest expense	2,639	2,234
Income before income taxes	1,111	801
Income taxes	440	314
Net income	$671	$487

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.80%	6.08%
Average rate on interest-bearing liabilities	2.39	3.26
Average interest rate spread(2)	3.41	2.82
Net interest margin(2)	3.73	3.34
Average interest-earning assets to average interest-bearing liabilities	115.54	119.28
Net interest income after provision for loan losses to non-interest expense	129.25	125.92
Total non-interest expense to average assets	2.66	2.41
Efficiency ratio(3)	68.30	69.81
Return on average assets	0.68	0.52
Return on average equity	4.06	2.81
Average equity to average assets	16.65	18.67

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable, net(5)	2.02%	1.27%
Non-performing assets as a percent of total assets(5)	2.64	1.96
Non-performing assets and troubled debt restructurings as a percent of total assets.	3.06	3.58
Allowance for loan losses as a percent of non-performing loans	57.84	90.27
Allowance for loan losses as a percent of total loans receivable	1.15	1.14
Net charge-offs to average loans receivable	0.11	0.03

Capital Ratios(4):
Tier 1 leverage ratio	13.63%	14.51%
Tier 1 risk-based capital ratio	21.50	21.42
Total risk-based capital ratio	22.77	22.69
___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2010 and 2009.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 24.8% at December 31, 2010.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2010, certificates of deposit amounted to 66.2% of total assets compared to 60.1% of total assets at December 31, 2009.  Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses.  The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company’s policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

A loan is classified as a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan’s stated maturity date at less than a current market rate of interest. Loans classified as TDRs are designated as impaired.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $500,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Other-Than-Temporary Impairment of Securities.   Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and whether or not management intends to sell or expects that it is more likely than not that it will be required to sell the security prior to an anticipated recovery of the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value for a debt security is determined to be other-than-temporary, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income, except for equity securities, where the full amount of the other-than-temporary impairment is recognized in earnings.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and net operating loss carryforwrads and gives current recognition to changes in tax rates and laws.  The realization of our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

General. The Company’s total assets at December 31, 2010 were $102.1 million, an increase of $8.2 million, or 8.7%, from $93.9 million at December 31, 2009.  This increase was primarily due to growth in cash and cash equivalents of $3.2 million, investment in interest-earning time deposits of $2.8 million, investment securities available for sale of $2.3 million, loans receivable, net of the allowance for loan losses, of $2.0 million, and other real estate owned of $278,000.  Offsetting these increases were principal payments from mortgage-backed securities held to maturity of $2.3 million.  Asset growth for the year ended December 31, 2010 was funded by an $11.4 million increase in deposits.  Deposit growth was also used to pay-down FHLB advances of $1.3 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash and Cash Equivalents. Cash and cash equivalents increased $3.2 million, or 59.6%, from $5.4 million at December 31, 2009 to $8.6 million at December 31, 2010 as principal payments on mortgage-backed securities held to maturity, and deposits not used to fund loans or pay-down FHLB advances, were invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits increased $2.8 million, or 90.3%, from $3.2 million at December 31, 2009 to $6.0 million at December 31, 2010 as the Company used this investment vehicle to complement its investment securities portfolio.  At December 31, 2010, $3.0 million invested in interest-earning time deposits were maturing in one year or less.

Investment Securities.  Available for sale investment securities increased to $3.3 million at December 31, 2010 from $1.0 million at December 31, 2009.  During this same period, mortgage-backed securities held to maturity decreased $2.3 million, or 30.1% from $7.7 million at December 31, 2009 to $5.4 million at December 31, 2010, due to principal payments on these securities.

Loans Receivable, Net. Loans receivable, net, increased $2.0 million, or 2.7%, to $74.7 million at December 31, 2010 from $72.7 million at December 31, 2009.  This increase was funded primarily by an $11.4 million increase in deposits.  Increases within the portfolio occurred in the construction  loan category  which grew $2.2 million or 63.3%,  residential mortgage one-to-four family non-owner occupied category, which grew $1.1 million or 4.5%, commercial lines of credit which increased $657,000 or 54.9%, commercial real estate  loans  which increased $156,000 or, 0.8%, and multi-family residential loans which increased $99,000 or 3.2%, as the Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products.  These increases were partially offset by decreases of $2.0 million or 12.7% of residential mortgage one-to-four family owner occupied loans, and $264,000 or 4.1% in home equity loans.  Decreases in these loan categories are attributable to normal amortization and pay-offs.

Deposits. Total interest-bearing deposits increased $11.4 million, or 16.8%, to $79.7 million at December 31, 2010 from $68.3 million at December 31, 2009.  This increase was attributable to increases of $11.1 million in certificates of deposit, $290,000 in statement savings accounts, and $275,000 in eSavings accounts, offset by a decrease of $198,000 in passbook savings accounts.  The increase in certificates of deposit was primarily due to the competitive interest rates offered by Quaint Oak Bank and investors seeking the safety of insured bank deposits.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances decreased $1.3 million from $6.9 million at December 31, 2009 to $5.6 million at December 31, 2010 as the Company used excess liquidity to pay-down Federal Home Loan Bank advances.

Other Borrowings.  In June 2009, the Company borrowed $450,000 from a commercial bank to finance the acquisition of a building in Allentown, Pennsylvania which serves as the offices for the Bank’s subsidiaries which began operation in July 2009 and branch banking office that opened in February 2010.  The loan has an interest rate of 5.75%, matures on July 1, 2014 and is amortizing over 180 months. The balance on the loan at December 31, 2010 was $423,000.

Stockholders’ Equity.  Total stockholders’ equity decreased $2.2 million to $15.2 million at December 31, 2010 from $17.4 million at December 31, 2009.  Contributing to the decrease for the year was the purchase of 307,276 shares of the Company’s stock in the open-market as part of the Company’s stock repurchase programs, as well as other private repurchases, for an aggregate purchase price of $2.9 million, dividends paid of $137,000, and $14,000 of accumulated other comprehensive  loss.  These decreases were offset by $671,000 of net income for the year ended December 31, 2010, $118,000 amortization of stock awards and options under our stock compensation plans, and $68,000 related to common stock earned by participants in the employee stock ownership plan.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

General.  Net income amounted to $671,000 for the year ended December 31, 2010 compared to $487,000 for the year ended December 31, 2009.  The $184,000, or 37.8% increase in net income was primarily the result of a $547,000 increase in net interest income, an $117,000 increase in non-interest income, and a $51,000 decrease in the provision for loan losses, offset by a $405,000 increase in non-interest expense and a $126,000 increase in the provision for income taxes.

 Net Interest Income.  Net interest income increased $547,000, or 18.4%, to $3.5 million for the year ended December 31, 2010 from $3.0 million for the year ended December 31, 2009.  The increase was driven by a $481,000, or 19.7% decrease in interest expense and a $66,000, or 1.2% increase in interest income.

Interest Income.  Interest income increased $66,000, or 1.2%, to $5.5 million for the year ended December 31, 2010 from $5.4 million for the year ended December 31, 2009.  The increase resulted primarily from a $5.4 million increase in average interest-earning assets which had the effect of increasing interest income by $144,000.  This increase in volume was offset by a $78,000 decrease in interest income resulting from a 28 basis point decrease in the overall yield on interest-earning assets to 5.80% for the year ended December 31, 2010 from 6.08% for the year ended December 31, 2009.  The growth in average interest-earnings assets between the two periods can be attributed primarily to the increases in average net loans receivable of $2.4 million and $5.2 million in average short-term investments and investment securities, offset by a $2.2 million decrease in average mortgage-backed securities.   The increase in average net loans receivable and average short-term investments and investment securities was primarily funded by the increase in average interest-bearing deposits while the decrease in mortgage-backed securities was due to principal payments on these securities.  The decrease in the overall yield on interest earning assets was consistent with the decrease in market interest rates from December 2009 to December 2010.

Interest Expense.  Interest expense decreased $481,000, or 19.7%, to $2.0 million for the year ended December 31, 2010 compared to $2.4 million for the year ended December 31, 2009.  The decrease was primarily attributable to an 87 basis point decrease in the overall cost of interest-bearing liabilities to 2.39% for the year ended December 31, 2010 from 3.26% for the year ended December 31, 2009 which resulted in a decrease of $706,000 of interest expense.  This decrease in interest expense due to rate was offset by a $7.1 million increase in average interest-bearing liabilities, which had the effect of increasing interest expense by $224,000.  The increase in the average balance of interest-bearing liabilities was primarily driven by the growth in certificates of deposit, statement savings accounts and eSavings accounts due to customer interest in higher yielding secure investments, offset by a decrease in FHLB advances.  The decrease in rates was consistent with the decrease in market interest rates from December 2009 to December 2010.

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

	Year Ended December 31,
	2010			2009
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars In Thousands)
Short-term investments and investment securities	$13,871	$198	1.43%	$8,706	$139	1.60%
Mortgage-backed securities	6,676	319	4.78	8,846	425	4.80
Loans receivable, net (1)	73,994	4,963	6.71	71,549	4,850	6.78
Total interest-earning assets	94,541	5,480	5.80%	89,101	5,414	6.08%
Non-interest-earning assets	4,690			3,721
Total assets	$99,231			$92,822
Interest-bearing liabilities:
Passbook accounts	$3,217	18	0.56%	$3,320	30	0.90%
Statement savings accounts	6,702	67	1.00	5,713	86	1.51
eSavings accounts	1,913	22	1.15	1,305	23	1.76
Certificate of deposit accounts	63,313	1,578	2.49	56,297	1,994	3.54
Total deposits	75,145	1,685	2.24	66,635	2,133	3.20
FHLB advances	6,246	245	3.92	7,838	292	3.73
Other borrowings	433	25	5.77	226	11	4.87
Total interest-bearing liabilities	81,824	1,955	2.39%	74,699	2,436	3.26%
Non-interest-bearing liabilities	889			792
Total liabilities	82,713			75,491
Stockholders’ Equity	16,518			17,331
Total liabilities and Stockholders’ Equity	$99,231			$92,822
Net interest-earning assets	$12,717			$14,402
Net interest income; average interest rate spread		$3,525	3.41%		$2,978	2.82%
Net interest margin (2)			3.73%			3.34%
Average interest-earning assets to average interest-bearing liabilities			115.54%			119.28%
_______________________

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(2)	Equals net interest income divided by average interest-earning assets.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis.  The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, (2) changes in volume, which is the change in volume multiplied by prior year rate, and (3) changes in rate/volume, which is the change in rate multiplied by the change in volume.

	2010 vs. 2009				2009 vs. 2008
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Short-term investments and investment securities	$(14)	$82	$(9)	$59	$(212)	$(10)	$6	$(216)
Mortgage-backed securities	(3)	(104)	1	(106)	1	175	1	177
Loans receivable(1)	(51)	165	(1)	113	(66)	524	(8)	450
Other interest-earning assets	-	-	-	-	(12)	(12)	12	(12)
Total interest-earning assets	(68)	143	(9)	66	(289)	677	11	399
Interest expense:
Passbook accounts	(11)	(1)	-	(12)	(13)	(2)	-	(15)
Statement savings accounts	(29)	15	(5)	(19)	(48)	8	(3)	(43)
eSavings accounts	(8)	11	(4)	(1)	(2)	35	(16)	17
Certificate accounts	(591)	248	(73)	(416)	(415)	369	(72)	(118)
Total deposits	(639)	273	(82)	(448)	(478)	410	(91)	(159)
FHLB advances	15	(59)	(3)	(47)	11	102	7	120
Other borrowings	2	10	2	14	-	-	11	11
Total interest-bearing liabilities	(622)	224	(83)	(481)	(467)	512	(73)	(28)
Increase (decrease) in net interest income	$554	$(81)	$74	$547	$178	$165	$84	$427

_______________________

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company decreased its provision for loan losses by $51,000 from $165,000 for the year ended December 31, 2009 to $114,000 for the year ended December 31, 2010, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2010.

Non-performing loans amounted to $1.5 million, or 2.02% of net loans receivable at December 31, 2010, consisting of thirteen loans, seven of which are on non-accrual status and six of which are 90 days or more past due and accruing interest.  This compares to nineteen non-performing loans totaling $2.5 million, or 3.35% of net loans receivable at September 30, 2010, and eleven non-performing loans totaling $925,000, or 1.27% of net loans receivable at December 31, 2009.  The non-performing loans at December 31, 2010 include eight one-to-four family non-owner occupied residential loans, three one-to-four family owner occupied residential loans, one home equity loan, and one commercial real estate loan, and all are generally well-collateralized or adequately reserved for.  Management does not anticipate any significant losses on these loans.  Not included in non-performing loans are performing troubled debt restructurings which totaled $430,000 at December 31, 2010 compared to $1.5 million at December 31, 2009.  The allowance for loan losses as a percent of total loans receivable was 1.15% at December 31, 2010 and 1.14% at December 31, 2009.

 Other real estate owned amounted to $1.2 million at December 31, 2010, consisting of five properties, none of which had a carrying value of more than $373,000.  This compares to three properties totaling $913,000 at December 31, 2009. During the quarter ended December 31, 2010, a one-to-four family non-owner occupied residential loan with an outstanding loan balance of $403,000 previously classified as non-accrual, was transferred into other real estate owned at a fair value of approximately $325,000.  In conjunction with this transfer, $78,000 of the outstanding loan balance was charged-off through the allowance for loan losses.  In addition to the one property transferred to other real estate owned during the quarter ended December 31, 2010, one other real estate owned property was sold at a loss of $4,000.  Subsequent to December 31, 2010 two one-to-four family non-owner occupied residential loans with outstanding loan balances totaling $285,000 classified as non-accrual on December 31, 2010, were transferred into other real estate owned at a fair value of approximately $210,000.  In conjunction with this transfer, $75,000 of the outstanding loan balance was charged-off through the allowance for loan losses.   Non-performing assets amounted to $2.7 million, or 2.64% of total assets at December 31, 2010 compared to $3.7 million, or 3.62% of total assets at September 30, 2010 and $1.8 million, or 1.96% of total assets at December 31, 2009.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $117,000, or 52.7%, from $222,000 for the year ended December 31, 2009 to $339,000 for the year ended December 31, 2010. Mortgage banking fees generated by Quaint Oak Bank’s mortgage banking and title abstract subsidiaries, which began operation in July of 2009, accounted for $89,000 and $41,000 of the increase, respectively.  Also contributing to the year over year increase was the increase in other non-interest income of $23,000.  These increases were offset by a $36,000 decrease in other fees and services charges primarily due to the recognition of a $27,000 gain on the sale of a other real estate owned property in 2009.

Non-Interest Expense.  Non-interest expense increased $405,000, or 18.1%, from $2.2 million for the year ended December 3, 2009 to $2.6 million for the year ended December 31, 2010.  Salaries and employee benefits expense accounted for $333,000 of the change as this expense increased 31.9%, from $1.0 million for the year ended December 31, 2009 to $1.4 million for the year ended December 31, 2010, due primarily to increased staff as the Company expanded its operations, including the new subsidiaries and branch banking office.  Occupancy and equipment expense accounted for $71,000 of the change as this expense increased 54.6%, from $130,000 for the year ended December 31, 2009 to $201,000 for the year ended December 31, 2010.  This year over year increase was primarily attributable to the costs associated with the building on Union Boulevard in Allentown, Pennsylvania, which was acquired late in the second quarter of 2009 to serve as the offices for Quaint Oak Bank’s mortgage banking, abstract title and real estate sales subsidiaries and branch banking office.  Other expense accounted for $67,000, or 48.6% of the change as this expense category increased from $138,000 for the year ended December 31, 2009 to $205,000 for the year ended December 31, 2010, due primarily to expenses incurred with respect to the new subsidiaries and branch banking office.  Advertising accounted for $51,000 of the change as this expense increased  from $5,000 for the year ended December 31, 2009 to $56,000 for the year ended December 31, 2010, due primarily to increased marketing of the new subsidiaries and branch banking office.  Offsetting these increases was a decrease in directors’ fees and expenses which declined $40,000, or 16.2%, from $247,000 for the year ended December 31, 2009 to $207,000 for the year ended December 31, 2010 as a director and consultant became a full time employee of the Company on October 4, 2009 and as of this date no longer received director or consulting fees from the Company. Also offsetting the increases in non-interest expense was a $35,000, or 18.7% decrease in FDIC deposit insurance assessment, due primarily to the special assessment by the FDIC on all insured institutions in the second quarter of 2009.  Other real estate owned expense also declined $22,000, or 15.0%, from $147,000 for the year ended December 31, 2009 to $125,000 for the year ended December 31, 2010 and professional fees declined $20,000, or 5.9%, from $337,000 for the year ended December 31, 2009 to $317,000 for the year ended December 31, 2010.

Provision for Income Tax.  The provision for income tax increased $126,000 from $314,000 for the year ended December  31, 2009 to $440,000 for the year ended December  31, 2010 due primarily to the increase in pre-tax income as our effective tax rate remained relatively consistent at 39.6% compared to 39.2% for the comparable prior year period.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2010 and 2009, certificates of deposit amounted to $67.6 million and $56.5 million, respectively, or 66.2% and 60.1%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 17.3% at December 31, 2010, compared to a negative 1.5% at December 31, 2009.  We have become asset sensitive in 2010 as a result of increases in our short-term investments and investment securities and increases in loan categories which are more likely to have floating or adjustable rates of interest. Also contributing to our positive gap in 2010 is extensions in our maturities of certificates of deposit as our customers have opted to lock-up higher yields by moving into longer term certificates.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2010, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2010, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Office of Thrift Supervision annual prepayment rates are applied to loans and mortgage-backed securities.  Statement and eSavings accounts and other savings accounts are assumed to have annual rates of withdrawal, or "decay rates," of 50% and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$15,155	$26,803	$13,938	$5,034	$14,651	$75,581
Short-term investments and investment securities	8,472	3,956	3,000	--	1,540	16,968
Mortgage-backed securities	747	1,661	515	592	1,891	5,406
Investment in Federal Home Loan Bank stock	--	--	--	--	757	757
Total interest-earning assets	$24,374	$32,420	$17,453	$5,626	$18,839	$98,712

Interest-bearing liabilities:
Passbook accounts	$308	$308	$1,847	$308	$308	$3,079
Statement savings accounts	1,700	1,700	1,700	849	849	6,798
eSavings accounts	563	563	563	282	282	2,253
Escrow accounts	249	497	--	--	--	746
Certificate accounts	10,943	20,528	24,271	11,819	--	67,561
FHLB advances	--	1,800	3,800	--	--	5,600
Other borrowings	--	--	--	423	--	423
Total interest-bearing liabilities	$13,763	$25,396	$32,181	$13,681	$1,439	$86,460

Interest-earning assets less interest-bearing liabilities	$10,611	$7,024	$(14,728)	$(8,055)	$17,400

Cumulative interest-rate sensitivity gap (3)	$10,611	$17,635	$2,907	$(5,148)	$12,252

Cumulative interest-rate gap as a percentage of total assets at December 31, 2010	10.4%	17.3%	2.9%	(5.0)%	12.0%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2010	177.1%	145.0%	104.1%	94.0%	114.2%
_____________________

(1)
Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses, unamortized discounts and deferred loan fees.

(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2010, the Company's cash and cash equivalents amounted to $8.7 million.  At such date, the Company also had $3.0 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2010, Quaint Oak Bank had outstanding commitments to originate loans of $789,000 and commitments under unused lines of credit of $3.8 million.

At December 31, 2010, certificates of deposit scheduled to mature in less than one year totaled $31.5 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2010, we had $5.6 million of advances from the Federal Home Loan Bank of Pittsburgh and had $45.9million in borrowing capacity.  We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on the decision in December 2008 by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock.  The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution.  Should we decide to utilize sources of funding other than advances from the Federal Home Loan Bank, we believe that additional funding is available in the form of advances or repurchase agreements through various other sources.  Quaint Oak Bank currently has two additional line of credit commitments with two different banks totaling $1.5 million.  There were no borrowings under these lines of credit at December 31, 2010.

Our stockholders’ equity amounted to $15.2 million at December 31, 2010, a decrease of $2.2 million from December 31, 2009.  Contributing to the decrease for the year was the purchase of 307,276 shares of the Company’s stock in the open-market as part of the Company’s stock repurchase programs, as well as other private repurchases, for an aggregate purchase price of $2.9 million, dividends paid of $137,000, and $14,000 of accumulated other comprehensive income.  These decreases were offset by $671,000 of net income for the year ended December 31, 2010, $118,000 amortization of stock awards and options under our stock compensation plans, and $68,000 related to common stock earned by participants in the employee stock ownership plan.  For further discussion of the stock compensation plans, see Note 11 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2010, Quaint Oak Bank exceeded each of its capital requirements with ratios of 13.63%, 21.50% and 22.77%, respectively. As a savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.

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

Commitments.  At December 31, 2010, we had unfunded commitments under lines of credit of $3.8 million and $789,000 of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2010.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$67,561	$31,471	$24,272	$11,818	$--
FHLB advances	5,600	1,800	3,800	--	--
Other Borrowings	423	21	46	356	--
Total contractual obligations	$73,584	$33,292	$28,118	$12,174	$--

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

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  Quaint Oak Bancorp, Inc.’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Allentown, Pennsylvania
March 30, 2011

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31,
	2010	2009
ASSETS	(In thousands, except share data)

Due from banks, non-interest-bearing	$973	$582
Due from banks, interest-bearing	7,677	4,838
Cash and cash equivalents	8,650	5,420
Investment in interest-earning time deposits	6,001	3,153
Investment securities available for sale at fair value (cost-2010 $3,290; 2009 $1,001)	3,271	1,002
Mortgage-backed securities held to maturity (fair value-2010 $5,810; 2009 $8,142)	5,406	7,731
Loans receivable, net of allowance for loan losses
2010 $871; 2009 $835	74,710	72,728
Accrued interest receivable	423	397
Investment in Federal Home Loan Bank stock, at cost	757	797
Premises and equipment, net	1,073	1,092
Other real estate owned, net	1,191	913
Prepaid expenses and other assets	619	704

Total Assets	$102,101	$93,937

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits, interest-bearing	$79,691	$68,252
Federal Home Loan Bank advances	5,600	6,850
Other borrowings	423	442
Accrued interest payable	107	117
Advances from borrowers for taxes and insurance	746	763
Accrued expenses and other liabilities	343	127
Total Liabilities	86,910	76,551

STOCKHOLDERS' EQUITY
Preferred stock– $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares
authorized; 1,388,625 issued and 992,436 and 1,299,712 outstanding at December 31, 2010 and December 31, 2009, respectively	14	14
Additional paid-in capital	13,478	13,442
Treasury stock, at cost: 2010 396,189 shares; 2009 88,913 shares	(3,636)	(735)
Unallocated common stock held by: Employee Stock Ownership Plan (ESOP)	(813)	(883)
Recognition & Retention Plan Trust (RRP)	(360)	(440)
Accumulated other comprehensive income (loss)	(13)	1
Retained earnings	6,521	5,987
Total Stockholders' Equity	15,191	17,386

Total Liabilities and Stockholders’ Equity	$102,101	$93,937

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income
Years Ended December 31,
2010	2009
Interest Income (In thousands, except per share data)

Interest on loans	$4,963	$4,850
Interest and dividends on short-term investments and investment securities	517	564
Total Interest Income	5,480	5,414

Interest Expense

Interest on deposits	1,685	2133
Interest on Federal Home Loan Bank advances	245	292
Interest on other borrowings	25	11
Total Interest Expense	1,955	2,436

Net Interest Income	3,525	2,978

Provision for Loan Losses	114	165

Net Interest Income after Provision for Loan Losses	3,411	2,813

Non-Interest Income

Mortgage banking and title abstract fees	241	111
Other fees and services charges	53	89
Other	45	22
Total Non-Interest Income, net	339	222

Non-Interest Expense

Salaries and employee benefits	1,376	1,043
Directors’ fees and expenses	207	247
Occupancy and equipment	201	130
Professional fees	317	337
FDIC deposit insurance assessment	152	187
Other real estate owned expenses	125	147
Advertising	56	5
Other	205	138
Total Other Expenses	2,639	2,234

Income before Income Taxes	1,111	801

Income Taxes	440	314

Net Income	$ 671	$487

Basic earnings per share – basic	$0.65	$0.42
Average shares outstanding - basic	1,038,155	1,168,084
Basic earnings per share - diluted	$0.64	$0.42
Average shares outstanding - diluted	1,042,749	1,168,532

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In thousands, except per share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – JANUARY 1, 2009	1,352,021	$14	$13,409	$(312)	$(1,472)	$-	$5,634	$17,273

Common stock allocated by ESOP			(8)		69			61

Treasury stock purchased	(52,309)			(423)				(423)

Stock based compensation expense			119					119

Release of 8,588 Vested RRP Shares			(78)		80		(2)	-

Cash dividends declared ($0.10 per share)							(132)	(132)

Net income							487	487

Unrealized gain on securities AFS, net of deferred taxes						1		1

Comprehensive income								$488

BALANCE – DECEMBER 31, 2009	1,299,712	$14	$13,442	$(735)	$(1,323)	$1	$5,987	$17,386

Common stock allocated by ESOP			(2)		70			68

Treasury stock purchased	(307,276)			(2,901)				(2,901)

Stock based compensation expense			118					118

Release of 8,529 Vested RRP Shares			(80)		80			-

Cash dividends declared ($0.115 per share)							(137)	(137)

Net income							671	671

Unrealized loss on securities AFS, net of deferred taxes						(14)		(14)

Comprehensive income								$657

BALANCE – DECEMBER 31, 2010	992,436	$14	$13,478	$(3,636)	$(1,173)	$(13)	$6,521	$15,191

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows	Years Ended
	December 31,
	2010	2009
Cash Flows from Operating Activities	(In Thousands)
Net income	$671	$487
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	114	165
Provision for losses on other real estate owned	-	27
Depreciation expense	55	41
Net accretion of securities discounts	(8)	(7)
Amortization of deferred loan fees and costs	5	(15)
Deferred income taxes	(51)	(76)
Stock-based compensation expense	186	180
Gain on the sale of investment securities available for sale	(1)	-
Loss on the sale of other real estate owned	4	-
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(26)	(42)
Prepaid expenses and other assets	142	(305)
Accrued interest payable	(10)	(21)
Accrued expenses and other liabilities	216	17
Net Cash Provided by Operating Activities	1,297	451
Cash Flows from Investing Activities
Net (increase) decrease in investment in interest-earning time deposits	(2,848)	582
Purchase of investment securities available for sale	(3,797)	(1,001)
Proceeds from the sale or calls of investment securities available for sale	1,510	-
Proceeds from calls of investment securities held to maturity	-	2,250
Principal payments received on mortgage-backed securities held to maturity	2,332	2,053
Net increase in loans receivable	(2,686)	(3,776)
Net decrease in Federal Home Loan Bank stock	40	-
Capitalized expenditures on other real estate owned	(25)	-
Proceeds from the sale of other real estate owned	328	-
Purchase of property and equipment	(36)	(1,066)
Net Cash Used in Investing Activities	(5,182)	(958)
Cash Flows from Financing Activities
Net increase in deposits	11,439	9,271
Decrease in Federal Home Loan Bank advances	(1,250)	(4,300)
Proceeds from other borrowings	-	450
Repayment of other borrowings	(19)	(8)
Dividends paid	(137)	(132)
Purchase of treasury stock	(2,901)	(423)
Increase (decrease) in advances from borrowers for taxes and insurance	(17)	34
Net Cash Provided by Financing Activities	7,115	4,892
Net Increase in Cash and Cash Equivalents	3,230	4,385
Cash and Cash Equivalents – Beginning of Period	5,420	1,035
Cash and Cash Equivalents – End of Period	$8,650	$5,420
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$1,965	$2,457
Cash payments for taxes	$320	$340
Transfer of loans to other real estate owned	$585	$208

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”).  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2010, the Bank has four wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  The insurance agency is currently inactive.  In October 2010, the mortgage company also commenced operations at the Bank’s main office.  All significant intercompany balances and transactions have been eliminated.

The Bank is subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company currently regulated by the Office of Thrift Supervision.  Pursuant to recently-enacted legislation, after July 21, 2011, Quaint Oak Bancorp’s primary federal regulator will be the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  In February 2010, the Bank opened a branch banking office in the Lehigh Valley area of Pennsylvania.  The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and eSavings accounts.  Loan products offered are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, auto loans, and lines of credit.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  The Company’s most significant estimates are the determination of the allowance for loan losses, the assessment of other-than-temporary impairment of investment and mortgage-backed securities, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 6.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

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

Investment and Mortgage-Backed Securities

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

Investment securities and mortgage-backed securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions.  These securities are carried at cost adjusted for amortization of premium and accretion of discount, which are recognized in interest income using the interest method over the terms of the securities.

Effective April 1, 2009 the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance amended the recognition guidance for other-than-temporary impairments of debt securities and expanded the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in existing guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2010 and 2009.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2010 and 2009.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and restricting the repurchase  of  capital stock, to preserve capital.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock (Continued)

On October 29, 2010, the FHLB of Pittsburgh resumed the repurchase of capital stock and repurchased 39,900 shares of capital stock from the Bank at $1.00 per share.   Subsequent to December 31, 2010, on February 23, 2011 the FHLB repurchased an additional 37,900 shares of capital stock at $1.00 per share.

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

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four residential family non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  The consumer loan segment consists of the following classes: home equity loans and consumer non-real estate loans.  Include in the home equity class are home equity loans and home equity lines of credit.  Included in the consumer non-real estate loans are loans secured by saving accounts and auto loans.

The accrual of interest is generally discontinued when principal or interest has become 90 days past due unless the loan is in the process of collection and is either guaranteed or well secured.  When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.  Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal.  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company’s policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

A loan is classified as a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan’s stated maturity date at less than a current market rate of interest. Loans classified as TDRs are designated as impaired.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $500,000, or when credit

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Other Real Estate Owned

Other real estate owned or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell.  Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses.  Other real estate owned at December 31, 2010 and 2009 was $1.2 million and $913,000, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as incurred.  Costs of major additions and improvements are capitalized.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs are included in non-interest expense on the Consolidated Statements of Income and totaled $56,000 and $5,000 for the years ended December 31, 2010 and 2009, respectively.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2010 and 2009.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2007.

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

For the years ended December 31, 2010 and 2009, the only components comprehensive income were net income and unrealized gains and losses, net of tax, on available for sale securities.  The Company experienced unrealized holding losses of $14,000, net of tax, for the year ended December 31, 2010 and unrealized holding gains of $1,000, net of tax, for the year ended December 31, 2009.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued

Stock-Based Compensation (Continued)

At December 31, 2010, the Company has two share-based plans; the 2008 Recognition and Retention Plan and the 2008 Stock Option Plan.  Shares were awarded under both plans in May 2008.  These plans are more fully described in Note 11.

The Company also has an employee stock ownership plan (“ESOP”).  This plan is more fully described in Note 11.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

Earnings Per Share

Amounts reported in earnings per share reflect earnings available to common stockholders’ for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock (RRP) shares and treasury shares.  Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the “treasury stock” method.  For the years ended December 31, 2010 and 2009, all outstanding stock options (107,570 and 107,718 options, respectively) were antidilutive.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Reclassifications

Certain items in the 2009 consolidated financial statements have been reclassified to conform to the presentation in the 2010 financial statements.  Such reclassifications did not have a material impact on the overall financial statements.

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

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which updates ASC 820, Fair Value Measurements and Disclosures. The updated guidance added new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The amended guidance in ASU 2010-06 was effective for the first interim or annual reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company adopted the amended guidance, except for the requirement effective for fiscal years beginning after December 15, 2010, on January 1, 2010. The Company adopted the additional requirement on January 1, 2011. The adoptions did not have any impact on our financial position or results of operations.

In April 2010, the FASB issued ASU 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset, which updates ASC 310, Receivable. The amendments in this update affect any entity that acquires loans subject to ASC Subtopic 310-30, Receivables: Loans and Debt Securities Acquired with Deteriorated Credit Quality, that accounts for some or all of those loans within pools, and that subsequently modifies one or more of those loans after acquisition. Under this updated guidance, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amended guidance is effective prospectively for modifications occurring in the first interim or annual period ending on or after July 15, 2010. The Company adopted this guidance effective July 1, 2010. The adoption did not have any impact on our financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which updated ASC 310, Receivables. The updated guidance requires more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses, including a rollforward schedule of the allowance for credit losses for the period on a portfolio segment basis, as well as additional information about the aging and credit quality of receivables by class of financing receivables as of the end of the period. The new and amended disclosures that relate to information as of the end of a reporting period are effective for the Company as of December 31, 2010. The disclosures that include information for activity that occurs during a reporting period will be effective for the first interim reporting period beginning after December 31, 2010. The adoption of this guidance did have an impact on the Company’s financial position or results of operations.

In January 2011, the FASB issued ASU 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. Under the existing effective date in Update 2010-20, public-entity creditors would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Company is continuing to evaluate the impact that the adoption of this new guidance will have on our financial statement disclosures.

Note 3 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2010 and 2009, by contractual maturity, are shown below:

	2010	2009
	(In Thousands)
Due in one year or less	$3,001	$2,499
Due after one year through five years	3,000	654
	$6,001	$3,153

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4-– Investment Securities

The amortized cost and fair value of investment securities available for sale at December 31, 2010 and December 31, 2009 are summarized below (in thousands):

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities
Due after 1 year through 5 years	$1,250	$2	$-	$1,252
Due after 5 year through 10 years	500	-	(15)	485
Short-term bond fund	1,035	2	-	1,037
Limited-term bond fund	505	-	(8)	497
	$3,290	$4	$(23)	$3,271

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities
Due after 5 year through 10 years	$499	$-	$(1)	$498
Short-term bond fund	502	2	-	504
	$1,001	$2	$(1)	$1,002

U.S. Government agency securities include investments in Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Federal Home Loan Bank (FHLB) step-up bonds at December 31, 2010 and 2009.

A summary of available for sale securities with unrealized losses, aggregated by category, at December 31, 2010 is as follows:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)
U.S. Government agency securities	$-	$-	$485	$15	$485	$15
Limited-term bond fund	-	-	497	8	497	8
	$-	$-	$982	$23	$982	$23

At December 31, 2010, there were three government agency securities and one bond fund in a gross unrealized loss position that at such date had an aggregated depreciation of 1.73% from the Company’s amortized cost basis.  Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost; the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold these securities until maturity and the Company does not believe it will sell or be required to sell such securities prior to the recovery of the amortized cost basis.  Management does not believe any individual unrealized loss as of December 31, 2010 represents an other-than-temporary impairment.  There were no impairment charges recognized during the years ended December 31, 2010 and 2009.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4-– Investment Securities (Continued)

The amortized cost and fair value of available for sale debt securities at December 31, 2010, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
                                                               (In Thousands)
Due in one year or less	$-	$-
Due after one year through five years	1,250	1,252
Due after five years through ten years	500	485
	$1,750	$1,737

Note 5 – Mortgage-Backed Securities Held to Maturity

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2010 and December 31, 2009 are summarized below (in thousands):

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:
FNMA pass-through certificates	$2,803	$222	$-	$3,025
FHLMC pass-through certificates	2,603	182	-	2,785
	$5,406	$404	$-	$5,810

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:
FNMA pass-through certificates	$4,071	$211	$-	$4,282
FHLMC pass-through certificates	3,660	200	-	3,860
	$7,731	$411	$-	$8,142

Quaint Oak Bancorp, Inc.

Note 6 - Loans Receivable

The composition of net loans receivable at December 31, 2010 and 2009 is as follows:

2010	2009
                                                               (In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$13,428	$15,388
Non-owner occupied	26,263	25,133
Total one-to-four family residential	39,691	40,521

Multi-family (five or more) residential	3,226	3,127
Commercial real estate	18,773	18,617
Construction	5,773	3,536
Commercial lines of credit	1,854	1,197
Home equity loans	6,181	6,445
Total real estate loans	75,498	73,443

Auto loans	75	78
Loans secured by deposits	15	13
Total Loans	75,588	73,534

Deferred loan fees and costs	(7)	29
Allowance for loan losses	(871)	(835)

Net Loans	$74,710	$72,728

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2010:

	Pass	Special Mention	Substandard	Doubtful	Total
	(In Thousands)
One-to-four family residential owner occupied	$12,139	$742	$79	$468	$13,428
One-to-four family residential non-owner occupied	24,700	109	1,079	375	26,263
Multi-family residential	3,022	204	-	-	3,226
Commercial real estate and lines of credit	20,202	318	107	-	20,627
Construction	5,773	-	-	-	5,773
Home equity	5,757	350	74	-	6,181
Consumer non-real estate	75	-	15	-	90
	$71,668	$1,723	$1,354	$843	$75,588

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis by either the present value of expected

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable (Continued)

future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

The following table summarizes information in regards to impaired loans by loan portfolio class as of December 31, 2010:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(In Thousands)
With no related allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	-	-	-	-	-
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-

With an allowance recorded:
One-to-four family residential owner occupied	$546	$546	$108	$547	$12
One-to-four family residential non-owner occupied	1,454	1,454	136	1,462	76
Multi-family residential and lines of credit	-	-	-	-	-
Commercial real estate	107	107	1	108	6
Construction	-	-	-	-	-
Home equity	74	74	25	75	5
Consumer non-real estate	15	15	1	18	1

Total:
One-to-four family residential owner occupied	$546	$546	$108	$547	$12
One-to-four family residential non-owner occupied	1,454	1,454	136	1,462	76
Multi-family residential and lines of credit	-	-	-	-	-
Commercial real estate	107	107	1	108	6
Construction	-	-	-	-	-
Home equity	74	74	25	75	5
Consumer non-real estate	15	15	1	18	1

At December 31, 2010, the Company had five loans totaling $430,000 identified as trouble debt restructurings (TDRs) consisting of a one-to-four family non-owner occupied loan in the amount of $314,000, one home equity loan in the amount of $51,000 and three commercial real estate loans totaling $65,000.  All five loans were classified as impaired.  Such loans have been classified as TDRs since we modified the payment terms from the original agreements and allowed the borrowers to make interest only payments in order to relieve some of their overall cash flow burden.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable (Continued)

The following table summarizes our recorded investment in financing receivables evaluated for impairment as of December 31, 2010:

	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
		(In Thousands)
One-to-four family residential owner occupied	$13,428	$546	$12,882
One-to-four family residential non-owner occupied	26,263	1,454	24,809
Multi-family residential	3,226	-	3,226
Commercial real estate and lines of credit	20,627	107	20,520
Construction	5,773	-	5,773
Home equity	6,181	74	6,107
Consumer non-real estate	90	15	75
	$75,588	$2,196	$73,392

The following table summarizes the distribution of our allowance for loan losses in relation to our recorded investment in financing receivables as of December 31, 2010:

	Total Financing Receivable	Total Allowance for Loan Losses	Allowance for Loan Losses Individually Evaluated for Impairment	Allowance for Loan Losses Collectively Evaluated for Impairment
		(In Thousands)
One-to-four family residential owner occupied	$13,428	$185	$108	$77
One-to-four family residential non-owner occupied	26,263	335	136	199
Multi-family residential	3,226	23	-	23
Commercial real estate and lines of credit	20,627	155	1	154
Construction	5,773	40	-	40
Home equity	6,181	92	26	66
Consumer non-real estate	90	1	1	-
Unallocated	-	40	-	40
	$75,588	$871	$272	$599

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2010 and 2009:

	2010	2009
	(In Thousands)
Balance, beginning	$835	$689
Charge-offs	(78)	(19)
Recoveries	-	-
Net charge-offs	(78)	(19)
Provision charged to operations	114	165
Balance, ending	$871	$835

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable (Continued)

principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed and charged against income in the current year.  Interest received on nonaccrual loans including impaired loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (as determined by management) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2010 (in thousands):

2010
One-to-four family residential owner occupied	$539
One-to-four family residential non-owner occupied	422
Multi-family residential	-
Commercial real estate and lines of credit	-
Construction	-
Home equity	23
Consumer non-real estate	-
$984

Non-accrual loans amounted to $984,000 and $-0- at December 31, 2010 and 2009, respectively.  Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $1.5 million and $925,000, respectively, at December 31, 2010 and 2009. For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2010 and 2009, approximately $23,000 and $-0- in interest income was recognized on non-accrual loans. Interest income foregone on non-accrual loans was approximately $50,000 and $-0- for years ended December 31, 2010 and, 2009, respectively.

The performance and credit quality of the loan portfolio is also monitored by the analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2010:

	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing
	(In Thousands)
One-to-four family residential owner occupied	$810	$61	$871	$12,557	$13,428	$61
One-to-four family residential non-owner occupied	1,106	353	1,459	24,804	26,263	353
Multi-family residential	204	-	204	3,022	3,226	-
Commercial real estate and lines of credit	1,061	108	1,169	19,458	20,627	108
Construction	-	-	-	5,773	5,773	-
Home equity	437	-	437	5,744	6,181	-
Consumer non-real estate	15	-	15	75	90	-
	$3,633	$522	$4,155	$71,433	$75,588	$522

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Premises and Equipment

The components of premises and equipment at December 31, 2010 and 2009 are as follows:

	2010	2009
	(In Thousands)
Land and building	$1,016	$1,016
Leasehold improvements	20	9
Furniture, fixtures and equipment	261	238
	1,297	1,263
Accumulated depreciation	(224)	(171)
	$1,073	$1,092

In June 2009, the Company purchased a building in Allentown, Pennsylvania which serves as the offices for the three new subsidiaries which began operation in July 2009 and also a branch banking office which opened in February 2010.

The Bank has two operating leases for its Southampton PA banking office.  Both leases are month to month with 120 days' written notice required for termination.

Rent expense under the leases for each of the years ended December 31, 2010 and 2009 was $33,000.  There are no future minimum annual lease payments required under these month to month operating agreements.

Note 8 - Deposits

Deposits at December 31, 2010 and 2009 consist of the following:

	2010		2009
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
		(Dollars in Thousands)
Passbook savings accounts	$3,079	0.55%	$3,277	0.89%
Statement savings accounts	6,798	0.97	6,508	1.45
eSavings accounts	2,253	1.12	1,978	1.64
Certificate of deposit accounts	67,561	2.31	56,489	2.80
	$79,691	2.10%	$68,252	2.55%

A summary of certificates of deposit by maturity at December 31, 2010 is as follows (in thousands):

Year ending December 31:
2011	$31,471
2012	15,750
2013	8,522
2014	2,189
2015	9,629
$67,561

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Deposits (Continued)

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $24.5 million and $18.2 million at December 31, 2010 and 2009, respectively.

A summary of interest expense for the years ended December 31, 2010 and 2009 is as follows:

2010	2009
                                                                (In Thousands)
Passbook savings accounts	$18	$30
Statement savings accounts	67	86
eSavings accounts	22	23
Certificate of deposit accounts	1,578	1,994
	$1,685	$2,133

Note 9 - Borrowings

The Bank has a line of credit commitment from another bank for borrowings up to $1.5 million.  This line of credit is a demand facility subject to continued review and modification or suspension at any time.  Advances are secured by certain qualifying assets of the Bank.  There were no borrowings under this line of credit at December 31, 2010 and 2009.

The Bank has a line of credit facility with the Federal Home Loan Bank of $5.0 million.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $45.9 million.  Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2010 (in thousands):

Maturity Period	Amount	Weighted Interest Rate
1 to 12 months	$1,800	3.66%
13 to 24 months	1,800	3.98%
25 to 36 months	2,000	4.19%
Total	$5,600	3.95%

In June 2009, the Company borrowed $450,000 from a commercial bank to finance the purchase of a building in Allentown, Pennsylvania which serves as the offices for the three new active subsidiaries and a branch banking office which opened in February 2010.  The loan has an interest rate of 5.75%, matures on July 1, 2014 and is amortizing over 180 months. The balance on the loan was $423,000 and $442,000 at December 31, 2010 and 2009, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 - Income Taxes

The components of income tax expense for the years ended December 31, 2010 and 2009 are as follows:

2010	2009
                                                                (In Thousands)
Federal:
Current	$408	$334
Deferred	(51)	(76)
	357	258
State, current	83	56
	$440	$314

A following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2010 and 2009 is as follows:

2010	2009
                                                              (In Thousands)
Federal income tax at statutory rate	$377	$272
State tax, net of federal benefit	57	37
Stock compensation expense	5	3
Other	1	2
	$440	$314

The components of the net deferred tax asset at December 31, 2010 and 2009 are as follows:

2010	2009
                                                                (In Thousands)
Deferred tax assets:
Allowance for loan losses	$298	$284
Stock-based compensation	39	30
Allowance for OREO losses	9	9
Interest on non-accrual loans	9	-
Unrealized loss on investment securities available for sale	6	-
Deferred loan fees	2	-
Organization costs	3	-
Total deferred tax assets	366	323

Deferred tax liabilities:
Bank premises and equipment	(23)	(28)
Deferred loan costs	-	(9)
Unrealized gain on investment securities available for sale	-	(1)
Total deferred tax liabilities	(23)	(37)

Net Deferred Tax Asset	$343	$285

The net deferred tax asset at December 31, 2010 and 2009 of $343,000 and $285,000, respectively, is included in other assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company’s then outstanding common stock in the open market at an average price of $9.35 for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate equal to the Prime Rate as published in the Wall Street Journal, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average price of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2010 and 2009, the Company recognized $68,000 and $61,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2010 and 2009:

	2010	2009
Allocated shares	24,070	16,664
Unreleased shares	87,020	94,426
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$822	$803

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

A summary of the status of the shares under the RRP as of December 31, 2010 and December 31, 2009 is as follows:

	2010		2009
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	34,498	$9.05	43,324	$9.05
Granted	--	--	--	--
Vested	(8,529)	9.05	(8,588)	9.05
Forfeited	--	--	(238)	9.05
Unvested at the end of the year	25,969	$9.05	34,498	$9.05

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

Recognition and Retention Plan (Continued)

The weighted average grant date fair value is the last sale price as quoted on the OTC Bulletin Board on May 14, 2008.  Compensation expense on the RRP shares granted is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2010 and 2009, $77,000 and $78,000, respectively, in compensation expense was recognized.  A tax benefit of approximately $26,000 and $27,000, respectively, was recognized during these periods.  As of December 31, 2010, approximately $187,000 in additional compensation expense will be recognized over the remaining service period of approximately 2.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Compensation Committee of the Board of Directors determined to grant the stock options in May 2008 at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.  Pursuant to the Option Plan, 108,311 stock options were granted to certain officers, employees and directors of the Company in May 2008. Due to forfeiture of stock options by certain employees, including unawarded stock options, 31,293 stock options remain available for future grant.

A summary of option activity under the Company’s Option Plan as of December 31, 2010 and 2009 and changes during the years ended December 31, 2010 and 2009 is as follows:

	2010			2009
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	107,718	$10.00	8.4	108,311	$10.00
Granted	--	--	--	--	--
Exercised	--	--	--	--	--
Forfeited	(148)	10.00	--	(593)	--
Outstanding at the end of the period	107,570	$10.00	7.4	107,718	$10.00
Exercisable at the end of the period	42,666	$10.00	7.4	21,481	$10.00

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

Stock Options (Continued)

options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected stock-price volatility was estimated by considering the Company’s own stock volatility for the period since July 5, 2007, the initial trading date.  The actual future volatility may differ from our historical volatility.  The aggregate intrinsic value for outstanding stock options is calculated based on the difference between the exercise price of the underlying awards and the market price of our common stock as of the reporting date.  There was no intrinsic value of the options outstanding as of December 31, 2010 and 2009 as all of the outstanding options were at exercise prices greater than the December 31, 2010 and 2009 stock price.

Compensation expense was recognized in the amount of $41,000 for each of the years ended December 31, 2010 and 2009.  A tax benefit of approximately $9,000 was recognized during these periods.  As of December 31, 2010, approximately $100,000 in additional compensation expense for awarded options remained unrecognized.  This expense will be recognized over approximately 2.4 years.

Note 12 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  These persons were indebted to the Company for loans totaling $3,000 and $4,000 at December 31, 2010 and 2009, respectively.  During the year ended December 31, 2010, $4,000 of new loans and $5,000 of repayments were made.

A director of the Company provided outside services to the Bank in the amount of $32,000 for the year ended December 31, 2009.  These outside services were for accounting and consulting.  The service agreement with the director was terminated on October 5, 2009.

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

A summary of the Company's financial instrument commitments at December 31, 2010 and 2009 is as follows:

2010	2009
                                                               (In Thousands)
Commitments to grant loans	$789	$191
Unfunded commitments under lines of credit	3,827	3,227

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2010 that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2010 and 2009 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2010:
Total capital (to risk-weighted assets)	$14,523	22.77%	$	≥5,103	≥8.00%	$	≥6,379	≥10.00%
Tier 1 capital (to risk-weighted assets)	13,715	21.50		≥2,551	≥4.00		≥3,827	≥ 6.00
Tier 1 capital (to average assets)	13,715	13.63		≥4,024	≥4.00		≥5,030	≥ 5.00

As of December 31, 2009:
Total capital (to risk-weighted assets)	$13,823	22.69%	$	≥4,874	≥8.00%	$	≥6,093	≥10.00%
Tier 1 capital (to risk-weighted assets)	13,051	21.42		≥2,437	≥4.00		≥3,365	≥ 6.00
Tier 1 capital (to average assets)	13,051	14.51		≥3,598	≥4.00		≥4,497	≥ 5.00

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

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such circumstances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.  The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below presents the balances of assets presented at fair value on a recurring basis at December 31, 2010 and 2009 (in thousands):

	December 31, 2010
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Investment securities available for sale:
U.S. Government agency securities	$1,737	$-	$1,737	$-
Short-term bond fund	1,037	1,037	-	-
Limited-term bond fund	497	497	-	-
	$3,271	$1,534	$1,737	$-

	December 31, 2009
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Investment securities available for sale:
U.S. Government agency securities	$498	$-	$498	$-
Short-term bond fund	504	504	-	-
	$1,002	$504	$498	$-

For assets measured at fair value on a nonrecurring basis that were still held at the end of the period, the following table provides the fair value measurements by level within the fair value hierarchy used at December 31, 2010 and December 31, 2009 (in thousands):

	December 31, 2010
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Impaired loans	$1,925	$-	$-	$1,925

Other real estate owned	$1,191	$-	$-	$1,191

	December 31, 2009
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Impaired loans	$2,276	$-	$-		$2,276

Other real estate owned	$913	$-	$-	$	,913

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in the amount of payments does not necessarily result in the loan being identified as impaired. We establish an allowance on certain impaired loans for the amount by which the discounted cash flows, observable market price or fair value of collateral, if the loan is collateral dependent, is lower than the carrying value of the loan. Fair value is generally based upon independent market prices or appraised value of the collateral. During the periods presented, loan impairment was evaluated based on the fair value of the loans’ collateral. Our appraisals are typically performed by independent third party appraisers, and are obtained as soon as practicable once indicators of possible impairment are identified. Our impaired loans at December 31, 2010 are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are carried at fair value less estimated cost to sell.  Fair value is based upon independent market prices or appraised value of the property, net of selling costs.  These assets are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2010 and 2009:

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

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., passbook savings, statement savings and eSavings accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt and Other Borrowings (Carried at Cost)

Fair values of FHLB advances and other borrowings are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances and other borrowings with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2010 and 2009 (in thousands):

	December 31, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$8,650	$8,650	$5,420	$5,420
Investment in interest-earning time deposits	6,001	6,019	3,153	3,157
Investment securities available for sale	3,271	3,271	1,002	1,002
Mortgage-backed securities held to maturity	5,406	5,810	7,731	8,142
Loans receivable, net	74,710	76,212	72,728	74,175
Investment in FHLB stock	757	757	797	797
Accrued interest receivable	423	423	397	397

Liabilities:
Deposits	79,691	80,526	68,252	68,917
FHLB advances, long-term	3,800	4,020	5,600	5,854
FHLB advances, short-term	1,800	1,800	1,250	1,250
Other borrowings	423	423	442	442
Accrued interest payable	107	107	117	117

Off-balance sheet financial instruments	--	--	--	--

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31, 2010	December 31, 2009
Assets
Cash and cash equivalents	$388	$2,324
Investment in interest-earning time deposits	513	876
Investments securities available for sale	-	501
Investment in Quaint Oak Bank	13,871	13,169
Premises and equipment, net	985	1,020
Other assets	39	71
Total Assets	$15,796	$17,961

Liabilities and Stockholders’ Equity
Other borrowings	$423	$442
Other liabilities	182	133
Stockholders’ equity	15,191	17,386
Total Liabilities and Stockholders’ Equity	$15,796	$17,961

Statements of Income

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Income
Interest income	$35	$83
Rental income	77	3
Total Income	112	86

Expenses
Occupancy and equipment expense	89	35
Other expenses	90	66
Total Expenses	179	101

Net Loss Before Income Taxes	(67)	(15)
Equity in Undistributed Net Income of Subsidiary	715	496
Income Tax Benefit	23	6
Net Income	$671	$487

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009

Operating Activities
Net income	$671	$487
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(715)	(496)
Depreciation expense	21	12
Deferred income taxes	(8)	-
Stock-based compensation expense	186	180
Accretion of investment securities discounts	(1)	-
Decrease in other assets	40	36
Increase in other liabilities	49	60
Net cash provided by operating activities	243	279

Investing Activities
Net decrease in investment in interest-earning time deposits	363	894
Sale (purchase) of investment securities	(4)	(500)
Proceeds from the sale or calls of investment securities available for sale	505	2,250
Sale (purchase) of property and equipment	14	(1,032)
Net cash provided by investing activities	878	1,612

Financing Activities
Proceeds from borrowings	-	450
Repayment of other borrowings	(19)	(8)
Dividends paid	(137)	(132)
Purchase of treasury stock	(2,901)	(423)
Net cash used in financing activities	(3,057)	(113)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,936)	1,778
Cash and Cash Equivalents-Beginning of Period	2,324	546
Cash and Cash Equivalents-End of Period	$388	$2,324

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania
Robert J. Phillips Chairman of the Board. Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Partner with Stampone D'Angelo Renzi DiPiero, Attorney at Law, P.C., Cheltenham, Pennsylvania
George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania
John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers
Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Chief Risk Officer, Compliance Officer, Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer

BANKING LOCATIONS

Main Office	Lehigh Valley Office

607 Lakeside Drive	1710 Union Boulevard
Southampton, Pennsylvania	Allentown, PA 18109
(215) 364-4059	(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com