Form 10-K, Exhibit 13
period 2011-12-31
QUAINT OAK BANCORP INC
filed 2012-03-30
CIK 1391933

EXHIBIT 13.0

2011 Annual Report

to Shareholders

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

President’s letter to Shareholders

To our Valued Shareholders:

On behalf of our Board of Directors, senior management and employees of Quaint Oak, I am pleased to present our 2011 Annual Report to Shareholders.  The year ended December 31, 2011, marked the 85th anniversary of Quaint Oak Bank, formed as a Pennsylvania building and loan association in 1926.  While our commitment to the local communities we serve has not changed, we continued our transformative progress as we grew our presence in the Lehigh Valley and expanded our mortgage banking operations in the Delaware Valley.

We are pleased to report several accomplishments during 2011 and are seeing some of the benefits of our business strategy in the beginning of 2012, including the following:

●	In 2011 we increased our stockholders’ equity by over $500,000 along with increasing the rate of dividend payout to our stockholders.

●
Our SBA lending program has taken hold with the closing of our first two loans in the current year.  We look to this program and other initiatives along with growth in our subsidiary companies to add to our continued success.

●	In March 2012, our Delaware Valley headquarters office moved to a new larger facility in Upper Southampton Township to accommodate our expanding operations, including our mortgage banking subsidiary.

While our net income decreased for the year, we ended on a strong note with the second highest earning quarter of 2011.  That momentum has carried us into 2012 as we sold the last two significant pieces of foreclosed properties in January.  We are pleased to have the losses and expenses of those properties behind us.  I would emphasize that an integral part of our Community Bank philosophy is working with our customers to our mutual benefit and seeking less costly alternatives to foreclosure.  While we have experienced an increase in non-performing loans as a percent of net loans receivable at year end, well over fifty percent of these customers have made arrangements with us and continue to make routine payments.

We believe that Quaint Oak is poised for future growth.  We expect to continue to expand our loan and deposit products and believe that our new main office location will provide greater exposure to new customers.

As always, in conjunction with having maintained a strong repurchase plan in previous years, our current and continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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

	At or For the Years Ended December 31,
	2011	2010
(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$109,189	$102,101
Cash and cash equivalents	11,687	8,650
Investment in interest-earning time deposits	8,082	6,001
Investment securities available for sale at fair value (cost-2011 $6,792; 2010 $3,290)	6,707	3,271
Mortgage-backed securities held to maturity (fair value-2011 $4,248; 2010 $5,810)	3,888	5,406
Loans held for sale	413	--
Loans receivable, net	75,339	74,710
Federal Home Loan Bank stock, at cost	616	757
Bank premises and equipment, net	1,124	1,073
Deposits	88,525	79,691
Federal Home Loan Bank advances	3,800	5,600
Stockholders’ Equity	15,696	15,191

Selected Operating Data:
Total interest income	$5,530	$5,480
Total interest expense.	1,909	1,955
Net interest income	3,621	3,525
Provision for loan losses	137	114
Net interest income after provision for loan losses	3,484	3,411
Total non-interest income	345	339
Total non-interest expense	2,947	2,639
Income before income taxes	882	1,111
Income taxes	354	440
Net income	$528	$671

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.46%	5.80%
Average rate on interest-bearing liabilities	2.12	2.39
Average interest rate spread(2)	3.34	3.41
Net interest margin(2)	3.58	3.73
Average interest-earning assets to average interest-bearing liabilities	112.18	115.54
Net interest income after provision for loan losses to non-interest expense	118.22	129.25
Total non-interest expense to average assets	2.76	2.66
Efficiency ratio(3)	74.32	68.30
Return on average assets	0.50	0.68
Return on average equity	3.41	4.06
Average equity to average assets	14.53	16.65

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	4.42%	2.02%
Non-performing assets as a percent of total assets(5)	3.22	2.64
Non-performing assets and troubled debt restructurings as a percent of total assets	3.67	3.06
Allowance for loan losses as a percent of non-performing loans	24.20	57.84
Allowance for loan losses as a percent of total loans receivable	1.06	1.15
Net charge-offs to average loans receivable	0.27	0.11

Capital Ratios(4):
Tier 1 leverage ratio	13.23%	13.63%
Tier 1 risk-based capital ratio	21.55	21.50
Total risk-based capital ratio	22.77	22.77
___________________

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2011 and 2010.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 23.9% at December 31, 2011.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2011, certificates of deposit amounted to 68.4% of total assets compared to 66.2% of total assets at December 31, 2010.  Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and net operating loss carryforwards and gives current recognition to changes in tax rates and laws.  The realization of our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

General. The Company’s total assets at December 31, 2011 were $109.2 million, an increase of $7.1 million, or 6.9%, from $102.1 million at December 31, 2010.  This growth in total assets was primarily due to increases in investment securities available for sale of $3.4 million, cash and cash equivalents of $3.0 million, investment in interest-earning time deposits of $2.1 million, loans receivable, net of $629,000, and loans held for sale of $413,000.  Offsetting these increases were principal payments from mortgage-backed securities held to maturity of $1.5 million and a decrease in other real estate owned of $1.0 million.  Asset growth for the year ended December 31, 2011 was funded by an $8.8 million increase in deposits.  Deposit growth was also used to pay-down FHLB advances of $1.8 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash and Cash Equivalents. Cash and cash equivalents increased $3.0 million, or 35.1%, from $8.7 million at December 31, 2010 to $11.7 million at December 31, 2011 as excess liquidity not used to fund loans, purchase investment securities or pay-down FHLB advances, was invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits increased $2.1 million, or 34.7%, from $6.0 million at December 31, 2010 to $8.1 million at December 31, 2011 as the Company used this investment vehicle to complement its investment securities portfolio.  At December 31, 2011, $3.1 million invested in interest-earning time deposits were maturing in one year or less.

Investment Securities.  Available for sale investment securities increased to $6.7 million at December 31, 2011 from $3.3 million at December 31, 2010.  During this same period, mortgage-backed securities held to maturity decreased $1.5 million, or 28.1% from $5.4 million at December 31, 2010 to $3.9 million at December 31, 2011, due to principal payments on these securities.

Loans Held for Sale.  Loans held for sale increased to $413,000 at December 31, 2011 from none at December 31, 2010 as the Bank’s mortgage banking subsidiary Quaint Oak Mortgage, LLC, originated $12.1 million of 1-4 family residential loans during 2011 and sold $11.7 million of these loans in the secondary market during 2011.

Loans Receivable, Net.  Loans receivable, net, increased $629,000, or 0.8%, to $75.3 million at December 31, 2011 from $74.7 million at December 31, 2010.  This increase was funded primarily by an $8.8 million increase in deposits.  Increases within the portfolio occurred in the residential mortgage one-to-four family non-owner occupied category which increased $3.3 million or 12.7% and multi-family residential loans which increased $489,000 or 15.2%. These increases were partially offset by decreases of $1.3 million or 9.5% in residential mortgage one-to-four family owner occupied loans, $690,000 or 11.2% in home equity loans, $573,000 or 3.1% in commercial real estate loans, $510,000 or 8.8% in construction loans, and $200,000 or 10.8% in commercial lines of credit. Decreases in these loan categories are attributable to normal amortization and pay-offs.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products.

Other Real Estate Owned, Net. Other real estate owned (OREO), net, decreased $1.0 million, or 84.5%, to $185,000 at December 31, 2011 from $1.2 million at December 31, 2010. This decrease was due to the sale of six properties during 2011 totaling $1.7 million, offset by the transfer of four properties into OREO totaling $640,000.

Deposits. Total interest-bearing deposits increased $8.8 million, or 11.1%, to $88.5 million at December 31, 2011 from $79.7 million at December 31, 2010. This growth in deposits was attributable to increases in certificates of deposit of $7.1 million, eSavings accounts of $1.7 million, and statement savings accounts of $177,000.  These increases were offset by a decrease in passbook savings accounts of $136,000. The increase in certificates of deposit was primarily due to the competitive interest rates offered by the Bank and investors continuing to seek the safety of insured bank deposits.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances decreased $1.8 million from $5.6 million at December 31, 2010 to $3.8 million at December 31, 2011 as the Company used excess liquidity to pay-down Federal Home Loan Bank advances.

Other Borrowings.  In June 2009, the Company borrowed $450,000 from a commercial bank to finance the purchase of a building in Allentown, Pennsylvania which serves as the offices for the three new active subsidiaries and a branch banking office which opened in February 2010.  This loan was paid off on November 10, 2011.  The loan had an interest rate of 5.75%, a maturity of July 1, 2014, and was amortizing over 180 months. The loan had a balance $403,000 at the time of payoff and $442,000 at December 31, 2010.

Stockholders’ Equity.  Total stockholders’ equity increased $505,000 to $15.7 million at December 31, 2011 from $15.2 million at December 31, 2010. Contributing to the increase was net income for the year ended December 31, 2011 of $528,000, amortization of stock awards and options under our stock compensation plans of $119,000, and common stock earned by participants in the employee stock ownership plan of $82,000. These increases were offset by dividends paid of $134,000, an increase in accumulated other comprehensive loss of $43,000, and the purchase of 5,310 shares of the Company’s stock as part of the Company’s stock repurchase program for an aggregate purchase price of $47,000.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

General.  Net income amounted to $528,000 for the year ended December 31, 2011 compared to $671,000 for the year ended December 31, 2010.  The $143,000, or 21.3% decrease was primarily the result of a $308,000 increase in non-interest expense and a $23,000 increase in the provision for loan losses, offset by a $96,000 increase in net interest income, a $6,000 increase in non-interest income and an $86,000 decrease in the provision for income taxes.

 Net Interest Income.  Net interest income increased $96,000, or 2.7%, to $3.6 million for the year ended December 31, 2011 from $3.5 million for the year ended December 31, 2010.  The increase was driven by a $50,000, or 0.9% increase in interest income and a $46,000, or 2.4% decrease in interest expense.

Interest Income.  Interest income increased $50,000, or 0.9%, to $5.53 million for the year ended December 31, 2011 from $5.48 million for the year ended December 31, 2010.  The increase in interest income was primarily attributable to the $6.7 million overall increase in the average balance of interest-earning assets which had the effect of increasing interest income by $37,000.  Contributing an additional $44,000 to interest income was a six basis point increase in yield on loans receivable from 6.71% for the year ended December 31, 2010 to 6.77% for the year ended December 31, 2011.  Offsetting these increases was a 15 basis point decline in the yield on short-term investments and investment securities, from 1.43% for the year ended December 31, 2010 to 1.28% for the year ended December 31, 2011, which had the effect of decreasing interest income by $20,000.   The decrease in the yield on short-term as investments and investment securities was consistent with the decrease in market interest rates from December 2010 to December 2011.  The growth in average interest-earnings assets between the two periods can be attributed primarily to the increases in average short-term investments and investment securities of $8.6 million and average net loans receivable of $156,000, offset by a $2.0 million decrease in average mortgage-backed securities.  The increase in average short-term investments and investment securities was primarily funded by the increase in average interest-bearing deposits while the decrease in mortgage-backed securities was due to principal payments on these securities.

Interest Expense.  Interest expense decreased $46,000, or 2.4%, to $1.9 million for the year ended December 31, 2011 compared to $2.0 million for the year ended December 31, 2010.  The decrease was primarily attributable to a 27 basis point decline in the overall cost of average interest-bearing liabilities from 2.39% for the year ended December 31, 2010 to 2.12% for the year ended December 31, 2011 which had the effect of decreasing interest expense by $192,000.  This decrease in interest expense due to rate was offset by an $8.4 million increase in average interest-bearing liabilities, which had the effect of increasing interest expense by $173,000.  The decrease in rates was consistent with the decrease in market interest rates from December 2010 to December 2011.  The increase in the average balance of interest-bearing liabilities was primarily driven by the growth in certificates of deposit, statement savings accounts and eSavings accounts due to customer interest in higher yielding secure investments, offset by a decrease in FHLB advances.

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

	Year Ended December 31,
	2011			2010
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars In Thousands)
Short-term investments and investment securities	$22,443	$288	1.28%	$13,871	$198	1.43%
Mortgage-backed securities	4,652	224	4.82	6,676	319	4.78
Loans receivable, net (1) (2)	74,150	5,018	6.77	73,994	4,963	6.71
Total interest-earning assets	101,245	5,530	5.46%	94,541	5,480	5.80%
Non-interest-earning assets	5,417			4,690
Total assets	$106,662			$99,231
Interest-bearing liabilities:
Passbook accounts	$2,983	11	0.37%	$3,217	18	0.56%
Statement savings accounts	6,931	44	0.63	6,702	67	1.00
eSavings accounts	2,861	28	0.98	1,913	22	1.15
Certificate of deposit accounts	72,466	1,617	2.23	63,313	1,578	2.49
Total deposits	85,421	1,700	1.99	75,145	1,685	2.24
FHLB advances	4,631	187	4.04	6,246	245	3.92
Other borrowings	377	22	5.84	433	25	5.77
Total interest-bearing liabilities	90,249	1,909	2.12%	81,824	1,955	2.39%
Non-interest-bearing liabilities	911			889
Total liabilities	91,160			82,713
Stockholders’ Equity	15,502			16,518
Total liabilities and Stockholders’ Equity	$106,662			$99,231
Net interest-earning assets	$10,995			$12,717
Net interest income; average interest rate spread		$3,621	3.34%		$3,525	3.41%
Net interest margin (3)			3.58%			3.73%
Average interest-earning assets to average interest-bearing liabilities			112.18%			115.54%
_______________________

(1)           Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)	Equals net interest income divided by average interest-earning assets.

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

	2011 vs. 2010				2010 vs. 2009
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Short-term investments and investment securities	$(20)	$123	$(12)	$91	$(14)	$82	$(9)	$59
Mortgage-backed securities	2	(96)	(1)	(95)	(3)	(104)	1	(106)
Loans receivable (1)	44	10	-	54	(51)	165	(1)	113
Total interest-earning assets	26	37	(13)	50	(68)	143	(9)	66
Interest expense:
Passbook accounts	(7)	(1)	-	(8)	(11)	(1)	-	(12)
Statement savings accounts	(24)	2	(1)	(23)	(29)	15	(5)	(19)
eSavings accounts	(3)	11	(1)	7	(8)	11	(4)	(1)
Certificate accounts	(165)	228	(24)	39	(591)	248	(73)	(416)
Total deposits	(199)	240	(26)	15	(639)	273	(82)	(448)
FHLB advances	6	(64)	(1)	(59)	15	(59)	(3)	(47)
Other borrowings	1	(3)	-	(2)	2	10	2	14
Total interest-bearing liabilities	(192)	173	(27)	(46)	(622)	224	(83)	(481)
Increase (decrease) in net interest income	$218	$(136)	$14	$96	$554	$(81)	$74	$547

_______________________

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $23,000 from $114,000 for the year ended December 31, 2010 to $137,000 for the year ended December 31, 2011, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2011.

Non-performing loans amounted to $3.3 million, or 4.42% of net loans receivable at December 31, 2011, consisting of thirty-six loans, twenty of which are on non-accrual status and sixteen of which are 90 days or more past due and accruing interest. At December 31, 2010, non-performing loans amounted to $1.5 million, or 2.02% of net loans receivable, consisting of thirteen loans, seven of which were on non-accrual status and six of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2011 include thirteen one-to-four family non-owner occupied residential loans, eleven home equity loans, six commercial real estate loans, five one-to-four family owner occupied residential loans, and one multi-family residential loan, and all are generally well-collateralized or adequately reserved for. Management does not anticipate any significant losses on these loans. During the quarter ended December 31, 2011, two loans were placed on non-accrual status resulting in the reversal of $7,000 of previously accrued interest income. Included in non-performing loans are seven loans identified as troubled debt restructurings which totaled $445,000 at December 31, 2011.  The Company had two additional troubled debt restructurings not included in non-performing loans at December 31, 2011, one in the amount of $182,000 that was 30-89 days past due, and one in the amount of $310,000 that was current. The allowance for loan losses as a percent of total loans receivable was 1.06% at December 31, 2011 and 1.15% at December 31, 2010.

Other real estate owned (OREO) amounted to $185,000 at December 31, 2011, consisting of three properties, none of which had a carrying value greater than $105,000. This compares to five properties totaling $1.2 million at December 31, 2010.  Non-performing assets amounted to $3.5 million, or 3.22% of total assets at December 31, 2011, compared to $2.7 million, or 2.64% of total assets at December 31, 2010.   During the quarter ended December 31, 2011, the Company sold one OREO property and realized a loss of $13,000 on the transaction.  The Company financed the purchase of this property.  In addition, the Company sold two additional OREO properties in January 2012 at an aggregate loss of approximately $5,000.  For the twelve months ended December 31, 2011, the Company transferred four properties into OREO totaling $640,000 and sold six properties totaling $1.7 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $6,000, or 1.8%, from $339,000 for the year ended December 31, 2010 to $345,000 for the year ended December 31, 2011. The increase was primarily attributable to an $83,000 increase in fee income generated by Quaint Oak Bank’s mortgage banking, title abstract and real estate sales subsidiaries, offset by an increase in the aggregate loss realized on the sale of other real estate owned properties in the amount of $62,000 and a $15,000 decrease in other fees and service charges.

Non-Interest Expense.  Non-interest expense increased $308,000, or 11.7%, from $2.6 million for the year ended December 3, 2010 to $2.9 million for the year ended December 31, 2011.  Salaries and employee benefits expense accounted for $311,000 of the change as this expense increased 22.6%, from $1.4 million for the year ended December 31, 2010 to $1.7 million for the year ended December 31, 2011, as the Company expanded its mortgage banking and lending operations and implemented employee health care benefits.  Other real estate owned accounted for $41,000, of the change as this expense increased 32.8%, from $125,000 for the year ended December 31, 2010 to $166,000 for the year ended December 31, 2011 as costs were incurred on the Bank’s foreclosed properties to maintain the properties and prepare them for resale.  Occupancy and equipment expense accounted for $25,000 of the change as this expense increased 12.4%, from $201,000 for the year ended December 31, 2010 to $226,000 for the year ended December 31, 2011.  This year over year increase was primarily attributable to the costs associated increased equipment costs associated with increased staff and technology upgrades, including a new phone system.  Directors’ fees and expenses accounted for $23,000 of the increase as this expense increased 11.1%, from $207,000 for the year ended December 31, 2010 to $230,000 for the year ended December 31, 2011.  This year over year increase was primarily attributable to an increase in the number of committee meetings and one additional board meeting.  Other expense accounted for $18,000, or 8.8% of the change as this expense category increased from $205,000 for the year ended December 31, 2010 to $223,000 for the year ended December 31, 2011, due primarily to expenses incurred with respect to added infrastructure.  Offsetting these increases was a decrease in FDIC deposit insurance expense which declined $65,000, or 42.8%, from $152,000 for the year ended December 31, 2010 to $87,000 for the year ended December 31, 2011.  This year over year decrease was attributable to a combination of the change in the method the FDIC uses to calculate the assessment and a modification of the accrual estimate. Also offsetting the increases in non-interest expense was a decrease in professional fees which declined $30,000, or 9.5%, from $317,000 for the year ended December 31, 2010 to $287,000 for the year ended December 31, 2011, and a decrease in advertising which declined $15,000, or 26.8%, from $56,000 for the year ended December 31, 2010 to $41,000 for the year ended December 31, 2011.

Provision for Income Tax.  The provision for income tax decreased $86,000, or 19.5%,  from $440,000 for the year ended December 31, 2010 to $354,000 for the year ended December 31, 2011 due primarily to the decrease in pre-tax income as our effective tax rate remained relatively consistent at 40.1% for the 2011 period compared to 39.7% for the comparable period in 2010.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2011 and 2010, certificates of deposit amounted to $74.7 million and $67.6 million, respectively, or 68.4% and 66.2%, respectively, of total assets at such dates.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 19.3% at December 31, 2011, compared to 17.3% at December 31, 2010.  We have become slightly more asset sensitive in 2011 as a result of increases in our short-term investments and investment securities and increases in loan categories which are more likely to have floating or adjustable rates of interest.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2011, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2011, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Office of Thrift Supervision annual prepayment rates are applied to loans and mortgage-backed securities.  Statement and eSavings accounts and other savings accounts are assumed to have annual rates of withdrawal, or "decay rates," of 50% and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$17,425	$26,129	$12,808	$3,521	$16,299	$76,182
Loans held for sales	413	--	--	--	--	413
Short-term investments and investment securities	11,578	7,750	3,516	1,508	1,600	25,952
Mortgage-backed securities	599	1,231	356	407	1,295	3,888
Investment in Federal Home Loan Bank stock	--	--	--	--	616	616
Total interest-earning assets	$30,015	$35,110	$16,680	$5,436	$19,810	$107,051

Interest-bearing liabilities:
Passbook accounts	$294	$294	$1,766	$294	$295	$2,943
Statement savings accounts	1,744	1,744	1,744	872	871	6,975
eSavings accounts	981	981	981	491	490	3,924
Escrow accounts	274	548	--	--	--	822
Certificate accounts	11,489	23,872	20,255	19,067	--	74,683
FHLB advances	--	1,800	2,000	--	--	3,800
Total interest-bearing liabilities	$14,782	$29,239	$26,746	$20,724	$1,656	$93,147

Interest-earning assets less interest-bearing liabilities	$15,233	$5,871	$(10,066)	$(15,288)	$18,154

Cumulative interest-rate sensitivity gap (3)	$15,233	$21,104	$11,038	$(4,250)	$13,904

Cumulative interest-rate gap as a percentage of total assets at December 31, 2011	14.0%	19.3%	10.1%	(3.9)%	13.5%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2011	203.1%	147.9%	115.6%	95.4%	114.9%
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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2011, the Company's cash and cash equivalents amounted to $11.7 million.  At such date, the Company also had $3.1 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2011, Quaint Oak Bank had outstanding commitments to originate loans of $1.9 million and commitments under unused lines of credit of $4.3 million.

At December 31, 2011, certificates of deposit scheduled to mature in less than one year totaled $35.4 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2011, we had $3.8 million of advances from the Federal Home Loan Bank of Pittsburgh and had $42.0 million in borrowing capacity.  We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on the decision in December 2008 by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock.  The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution.  Should we decide to utilize sources of funding other than advances from the Federal Home Loan Bank, we believe that additional funding is available in the form of advances or repurchase agreements through various other sources.  Quaint Oak Bank currently has two additional line of credit commitments with two different banks totaling $1.5 million.  There were no borrowings under these lines of credit at December 31, 2011.

Our stockholders’ equity amounted to $15.7 million at December 31, 2011, an increase of $505,000 from December 31, 2010.  Contributing to the increase for the year was net income for the year ended December 31, 2011 of $528,000, amortization of stock awards and options under our stock compensation plans of $119,000, and common stock earned by participants in the employee stock ownership plan of $82,000. These increases were offset by dividends paid of $134,000, an increase in accumulated other comprehensive loss of $43,000, and the purchase of 5,310 shares of the Company’s stock as part of the Company’s stock repurchase program for an aggregate purchase price of $47,000.  For further discussion of the stock compensation plans, see Note 11 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2011, Quaint Oak Bank exceeded each of its capital requirements with ratios of 13.23%, 21.55% and 22.77%, respectively. As a savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2011, we had unfunded commitments under lines of credit of $4.3 million and $1.9 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2011.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Lease agreements	$559	$34	$106	$111	$308
Certificates of deposit	74,683	35,360	20,254	19,069	--
FHLB advances	3,800	1,800	2,000	--	--
Total contractual obligations	$79,042	$37,194	$22,360	$19,180	$308

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

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  Quaint Oak Bancorp, Inc.’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania
March 30, 2012

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31,
	2011	2010
ASSETS	(In thousands, except share data)

Due from banks, non-interest-bearing	$609	$973
Due from banks, interest-bearing	11,078	7,677
Cash and cash equivalents	11,687	8,650
Investment in interest-earning time deposits	8,082	6,001
Investment securities available for sale at fair value	6,707	3,271
Mortgage-backed securities held to maturity (fair value-2011 $4,248; 2010 $5,810)	3,888	5,406
Loans held for sale	413	-
Loans receivable, net of allowance for loan losses 2011 $805; 2010 $871	75,339	74,710
Accrued interest receivable	543	423
Investment in Federal Home Loan Bank stock, at cost	616	757
Premises and equipment, net	1,124	1,073
Other real estate owned, net	185	1,191
Prepaid expenses and other assets	605	619

Total Assets	$109,189	$102,101

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits, interest-bearing	$88,525	$79,691
Federal Home Loan Bank advances	3,800	5,600
Other borrowings	-	423
Accrued interest payable	98	107
Advances from borrowers for taxes and insurance	822	746
Accrued expenses and other liabilities	248	343
Total Liabilities	93,493	86,910

STOCKHOLDERS' EQUITY
Preferred stock– $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares
authorized; 1,388,625 issued; 987,126 and 992,436 outstanding at December 31, 2011 and December 31, 2010, respectively	14	14
Additional paid-in capital	13,513	13,478
Treasury stock, at cost: 2011 401,499 shares; 2010 396,189 shares	(3,683)	(3,636)
Unallocated common stock held by: Employee Stock Ownership Plan (ESOP)	(727)	(813)
Recognition & Retention Plan Trust (RRP)	(280)	(360)
Accumulated other comprehensive loss	(56)	(13)
Retained earnings	6,915	6,521
Total Stockholders' Equity	15,696	15,191

Total Liabilities and Stockholders’ Equity	$109,189	$102,101

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2011	2010
Interest Income	(In thousands, except share data)

Interest on loans	$5,018	$4,963
Interest and dividends on short-term investments and investment securities	512	517
Total Interest Income	5,530	5,480

Interest Expense

Interest on deposits	1,700	1,685
Interest on Federal Home Loan Bank advances	187	245
Interest on other borrowings	22	25
Total Interest Expense	1,909	1,955

Net Interest Income	3,621	3,525

Provision for Loan Losses	137	114

Net Interest Income after Provision for Loan Losses	3,484	3,411

Non-Interest Income

Mortgage banking and title abstract fees	311	241
Other fees and services charges	38	53
Loss on sale of other real estate owned	(66)	(4)
Other	62	49
Total Non-Interest Income, net	345	339

Non-Interest Expense

Salaries and employee benefits	1,687	1,376
Directors’ fees and expenses	230	207
Occupancy and equipment	226	201
Professional fees	287	317
FDIC deposit insurance assessment	87	152
Other real estate owned expenses	166	125
Advertising	41	56
Other	223	205
Total Non-Interest Expense	2,947	2,639

Income before Income Taxes	882	1,111

Income Taxes	354	440

Net Income	$528	$671

Earnings per share – basic	$0.60	$0.66
Average shares outstanding - basic	874,566	1,023,360
Earnings per share - diluted	$0.60	$0.65
Average shares outstanding - diluted	878,899	1,027,717

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In thousands, except share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – DECEMBER 31, 2009	1,299,712	$14	$13,442	$(735)	$(1,323)	$1	$5,987	$17,386

Common stock allocated by ESOP			(2)		70			68

Treasury stock purchased	(307,276)			(2,901)				(2,901)

Stock based compensation expense			118					118

Release of 8,529 Vested RRP Shares			(80)		80			-

Cash dividends declared ($0.115 per share)							(137)	(137)

Net income							671	671

Unrealized loss on securities AFS, net of deferred taxes						(14)		(14)

Total Comprehensive income								$657

BALANCE – DECEMBER 31, 2010	992,436	$14	$13,478	$(3,636)	$(1,173)	$(13)	$6,521	$15,191

Common stock allocated by ESOP			(4)		86			82

Treasury stock purchased	(5,310)			(47)				(47)

Stock based compensation expense			119					119

Release of 8,529 Vested RRP Shares			(80)		80			-

Cash dividends declared ($0.135 per share)							(134)	(134)

Net income							528	528

Unrealized loss on securities AFS, net of deferred taxes						(43)		(43)

Total Comprehensive income								$485

BALANCE – DECEMBER 31, 2011	987,126	$14	$13,513	$(3,683)	$(1,007)	$(56)	$6,915	$15,696

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended
	December 31,
	2011	2010
	(In Thousands)
Cash Flows from Operating Activities
Net income	$528	$671
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	137	114
Depreciation expense	54	55
Net accretion of securities discounts	(9)	(8)
Amortization of deferred loan fees and costs	12	5
Deferred income taxes	22	(51)
Stock-based compensation expense	202	186
Gain on the sale of investment securities available for sale	-	(1)
Gain on the sale of loans held for sale	(227)	-
Net loss on sale of other real estate owned	66	4
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(12,114)	-
Loans held for sale-proceeds	11,928	-
Accrued interest receivable	(120)	(26)
Prepaid expenses and other assets	14	142
Accrued interest payable	(9)	(10)
Accrued expenses and other liabilities	(95)	216
Net Cash Provided by Operating Activities	389	1,297
Cash Flows from Investing Activities
Net increase in investment in interest-earning time deposits	(2,081)	(2,848)
Purchase of investment securities available for sale	(7,605)	(3,797)
Proceeds from calls of investment securities available for sale	4,105	1,510
Principal payments received on mortgage-backed securities held to maturity	1,525	2,332
Net increase in loans receivable	(1,418)	(2,686)
Net decrease in investment in Federal Home Loan Bank stock	141	40
Proceeds from the sale of other real estate owned	1,580	328
Capitalized expenditures on other real estate owned	-	(25)
Purchase of premises and equipment	(105)	(36)
Net Cash Used in Investing Activities	(3,858)	(5,182)
Cash Flows from Financing Activities
Net increase in deposits	8,834	11,439
Repayment of Federal Home Loan Bank advances	(1,800)	(1,250)
Repayment of other borrowings	(423)	(19)
Dividends paid	(134)	(137)
Purchase of treasury stock	(47)	(2,901)
Increase (decrease) in advances from borrowers for taxes and insurance	76	(17)
Net Cash Provided by Financing Activities	6,506	7,115
Net Increase in Cash and Cash Equivalents	3,037	3,230
Cash and Cash Equivalents – Beginning of Period	8,650	5,420
Cash and Cash Equivalents – End of Period	$11,687	$8,650
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$1,918	$1,965
Cash payments for taxes	$495	$320
Transfer of loans to other real estate owned	$640	$585

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”).  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2011, the Bank has four wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  The insurance agency is currently inactive.  In October 2010, the mortgage company also commenced operations at the Bank’s main office.  All significant intercompany balances and transactions have been eliminated.

The Bank is subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  In February 2010, the Bank opened a branch banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and eSavings accounts.  Loan products offered are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, auto loans, and lines of credit.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance amended the recognition guidance for other-than-temporary impairments of debt securities and expanded the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in existing guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2011 and 2010.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2011 and 2010.  In December 2008, the FHLB of Pittsburgh notified member banks that it

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock (Continued)

was suspending dividend payments and restricting the repurchase of capital stock, to preserve capital.  On   October 29, 2010, the FHLB of Pittsburgh resumed the repurchase of capital stock.  From October 29, 2010 through December 31, 2011 a total of 180,500 shares have been repurchased at $1.00 per share from the Bank.  In February 2012, the FHLB of Pittsburgh repurchased 30,900 shares from Quaint Oak Bank at $1.00 per share and also announced a dividend of 0.10 percent annualized be calculated on stockholders’ average capital stock held during the period October 1, 2011 to December 31, 2011.  This dividend was paid in February 2012.

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

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four residential family non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  The consumer loan segment consists of the following classes: home equity loans and consumer non-real estate loans.  Included in the home equity class are home equity loans and home equity lines of credit.  Included in the consumer non-real estate loans are loans secured by saving accounts and auto loans.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

 Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $500,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Loans Held for Sale.

Loans originated by the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

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

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs are included in non-interest expense on the Consolidated Statements of Income.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2011 and 2010.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2008.

Comprehensive Income (Loss)

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

For the years ended December 31, 2011 and 2010, the only components comprehensive income were net income and unrealized gains and losses, net of tax, on available for sale securities.  The Company experienced unrealized holding losses of $43,000 and $14,000, net of tax, for the years ended December 31, 2011 and December 31, 2010, respectively.

Treasury Stock and Unallocated Common Stock

The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method.  At the date of subsequent reissue, treasury stock is reduced by the cost of such stock on a first-in, first-out basis with any excess proceeds credited to additional paid-in capital.

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

At December 31, 2011, the Company has two share-based plans; the 2008 Recognition and Retention Plan and the 2008 Stock Option Plan.  Shares were awarded under both plans in May 2008.  These plans are more fully described in Note 11.

The Company also has an employee stock ownership plan (“ESOP”).  This plan is more fully described in Note 11.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

Earnings Per Share

Amounts reported in earnings per share reflect earnings available to common stockholders’ for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock (RRP) shares and treasury shares.  Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the “treasury stock” method.  For the years ended December 31, 2011 and 2010, all outstanding stock options (107,570 options) were antidilutive.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Reclassifications

Certain items in the 2010 consolidated financial statements have been reclassified to conform to the presentation in the 2011 financial statements.  Such reclassifications did not have a material impact on the overall financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which updates ASC 820, Fair Value Measurements and Disclosures. The updated guidance added new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The amended guidance in ASU 2010-06 was effective for the first interim or annual reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Company adopted the amended guidance, except for the requirement effective for fiscal years beginning after December 15, 2010, on January 1, 2010. The Company adopted the additional requirement on January 1, 2011. The adoptions did not have any impact on our financial position or results of operations.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which updated ASC 310, Receivables. The updated guidance requires more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses, including a rollforward schedule of the allowance for credit losses for the period on a portfolio segment basis, as well as additional information about the aging and credit quality of receivables by class of financing receivables as of the end of the period. The new and amended disclosures that relate to information as of the end of a reporting period are effective for the Company as of December 31, 2010. The disclosures that include information for activity that occurs during a reporting period were effective for the first interim reporting period beginning after December 31, 2010. The adoption of this guidance did not have an impact on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, which updates ASC 310. This updated guidance clarifies which loan modifications constitute troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: 1) the restructuring constitutes a concession; and 2) the debtor is experiencing financial difficulty. The update clarifies the guidance on a creditor’s evaluation of whether it has granted a concession to note that if a debtor does not otherwise have access to funds at a market rate for debt with similar characteristics as the restructured debt, the restructuring would be considered to be at a below-market rate, which may indicate that the creditor has granted a concession. Additionally, a temporary or permanent increase in the contractual interest rate as a result of a restructuring does not preclude the restructuring from being considered a concession because the new contractual interest rate on the restructured debt could still be below the market interest rate for new debt with similar characteristics. Furthermore, a restructuring that results in a delay in payment that is insignificant is not a concession. The update also clarifies the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulty to note that a creditor may conclude that a debtor is experiencing financial difficulties, even though the debtor is not currently in payment default. The amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011. The adoption of this new guidance did not have an impact on our financial position or results of operations, as we have already implemented these principles in our evaluations of TDRs.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income.  The intent of this standard is to increase the prominence of comprehensive income in the financial statements.  This standard requires the components of comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The single format would include the traditional income statement and the components of other comprehensive

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

income, total other comprehensive income and total comprehensive income.  In the two statement approach, the first statement would be the traditional income statement, which would be immediately followed by a separate statement which would include the components of other comprehensive income, total other comprehensive income and total comprehensive income.  The amendments in this ASU will be applied retrospectively, and will be required for the Company beginning in the first quarter 2012.

Note 3 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2011 and 2010, by contractual maturity, are shown below:

	2011	2010
	(In Thousands)
Due in one year or less	$3,058	$3,001
Due after one year through five years	5,024	3,000
	$8,082	$6,001

Note 4 – Investment Securities Available for Sale

The amortized cost and fair value of investment securities available for sale at December 31, 2011 and December 31, 2010 are summarized below (in thousands):

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$3,450	$8	$(1)	$3,457
Corporate securities	1,742	-	(74)	1,668
Short-term bond fund	1,082	-	(12)	1,070
Limited-term bond fund	518	-	(6)	512
	$6,792	$8	$(93)	$6,707

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$1,750	$2	$(15)	$1,737
Short-term bond fund	1,035	2	-	1,037
Limited-term bond fund	505	-	(8)	497
	$3,290	$4	$(23)	$3,271

U.S. Government agency securities include investments in Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Federal Home Loan Bank (FHLB) step-up bonds at December 31, 2011 and 2010.

The amortized cost and fair value of available for sale debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$-	$-
Due after one year through five years	1,492	1,431
Due after five years through ten years	3,700	3,694
	$5,192	$5,125

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4-– Investment Securities Available for Sale (Continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2011 and December 31, 2010 (dollar amounts in thousands):

	December 31, 2011
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. Government agency securities	1	$499	$(1)	$-	$-	$499	$(1)
Corporate securities	6	1,668	(74)	-	-	1,668	(74)
Short-term bond fund	1	1,070	(12)	-	-	1,070	(12)
Limited-term bond fund	1	-	-	512	(6)	512	(6)

Total	9	$3,237	$(87)	$512	$(6)	$3,749	$(93)

	December 31, 2010
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. Government agency securities	3	$-	$-	$485	$(15)	$485	$(15)
Limited-term bond fund	1	-	-	497	(8)	497	(8)
Total	3	$-	$-	$982	$(23)	$982	$(23)

At December 31, 2011, there were seven debt securities in a gross unrealized loss position that at such date had an aggregated depreciation of 3.36% from the Company’s amortized cost basis.  Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold these securities until maturity and the Company does not believe it will sell or be required to sell such securities prior to the recovery of the amortized cost basis.  Management does not believe any individual unrealized loss as of December 31, 2011 represents an other-than-temporary impairment.

At December 31, 2011, there were two bond funds in an unrealized loss position that at such date had an aggregated depreciation of 1.13% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold these securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2011 represents an other-than-temporary impairment.

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

There were no impairment charges recognized during the years ended December 31, 2011 and 2010.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Mortgage-Backed Securities Held to Maturity

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2011 and December 31, 2010 are summarized below (in thousands):
	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:
FNMA pass-through certificates	$2,055	$211	$-	$2,266
FHLMC pass-through certificates	1,833	149	-	1,982
	$3,888	$360	$-	$4,248

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:
FNMA pass-through certificates	$2,803	$222	$-	$3,025
FHLMC pass-through certificates	2,603	182	-	2,785
	$5,406	$404	$-	$5,810

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2011, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Due after five years through ten years	$1,833	$1,982
Due after ten years	2,055	2,266
	$3,888	$4,248

Note 6 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable at December 31, 2011 and 2010 is as follows:
	2011	2010
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$12,153	$13,428
Non-owner occupied	29,606	26,263
Total one-to-four family residential	41,759	39,691

Multi-family (five or more) residential	3,715	3,226
Commercial real estate	18,200	18,773
Commercial lines of credit	1,654	1,854
Construction	5,263	5,773
Home equity loans	5,491	6,181
Total real estate loans	76,082	75,498

Auto loans	41	75
Loans secured by deposits	59	15
Total Loans	76,182	75,588

Deferred loan fees and costs	(38)	(7)
Allowance for loan losses	(805)	(871)

Net Loans	$75,339	$74,710

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Following is a summary of changes in the allowance for loan losses for the year ended December 31, 2011 and 2010 (in thousands):

	December 31, 2011	December 31, 2010
Balance, beginning of the year	$871	$835
Provision for loan losses	137	114
Charge-offs	(203)	(78)
Recoveries	-	-
Net charge-offs	(203)	(78)

Balance, end of period	$805	$871

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$10,792	$500	$297	$564	$12,153
One-to-four family residential non-owner occupied	28,041	325	1,067	173	29,606
Multi-family residential	3,514	201	-	-	3,715
Commercial real estate and lines of credit	18,733	694	427	-	19,854
Construction	5,023	240	-	-	5,263
Home equity	4,862	52	577	-	5,491
Consumer non-real estate	89	11	-	-	100
	$71,054	$2,023	$2,368	$737	$76,182

	December 31, 2010
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$12,139	$742	$79	$468	$13,428
One-to-four family residential non-owner occupied	24,700	109	1,079	375	26,263
Multi-family residential	3,022	204	-	-	3,226
Commercial real estate and lines of credit	20,202	318	107	-	20,627
Construction	5,773	-	-	-	5,773
Home equity	5,757	350	74	-	6,181
Consumer non-real estate	75	-	15	-	90
	$71,668	$1,723	$1,354	$843	$75,588

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables summarize information in regards to impaired loans by loan portfolio class as of December 31, 2011 and December 31, 2010 (in thousands):

		December 31, 2011
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	-	-	-	-	-
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-

With an allowance recorded:
One-to-four family residential owner occupied	$861	$861	$29	$867	$16
One-to-four family residential non-owner occupied	1,240	1,240	82	1,247	59
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	427	427	12	428	17
Construction	-	-	-	-	-
Home equity	577	577	46	586	29
Consumer non-real estate	-	-	-	-	-

Total:
One-to-four family residential owner occupied	$861	$861	$29	$867	$16
One-to-four family residential non-owner occupied	1,240	1,240	82	1,247	59
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	427	427	13	428	17
Construction	-	-	-	-	-
Home equity	577	577	46	586	29
Consumer non-real estate	-	-	-	-	-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

		December 31, 2010
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	-	-	-	-	-
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-

With an allowance recorded:
One-to-four family residential owner occupied	$547	$547	$108	$547	$12
One-to-four family residential non-owner occupied	1,454	1,454	136	1,462	76
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	107	107	1	108	6
Construction	-	-	-	-	-
Home equity	74	74	25	75	5
Consumer non-real estate	15	15	1	18	1

Total:
One-to-four family residential owner occupied	$547	$547	$108	$547	$12
One-to-four family residential non-owner occupied	1,454	1,454	136	1,462	76
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	107	107	1	108	6
Construction	-	-	-	-	-
Home equity	74	74	25	75	5
Consumer non-real estate	15	15	1	18	1

At December 31, 2011, the Company had nine loans totaling $937,000 identified as troubled debt restructurings (TDRs).  All nine loans are classified as impaired with one loan in the amount of $71,000 on non-accrual status.  Any TDR that is placed on non-accrual is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable. None of the restructurings were made under a government assistance program. These restructurings were allowed in an effort to maximize the Company’s ability to collect on loans where borrowers were experiencing financial difficulty. All the Company’s TDRs as of December 31, 2011 have modifications with terms of interest-only payments for a period of six months. In some cases the modification terms may include a small payment of principal in addition to interest.  The following table presents the Company’s TDR loans as of December 31, 2011 (dollar amounts in thousands):

		December 31, 2011
	Number of Contracts	Recorded Investment	Non-Accrual	Accruing	Related Allowance

One-to-four family residential owner occupied	1	$71	$71	$-	$1
One-to-four family residential non-owner occupied	5	617	-	617	16
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	3	249	-	249	3
Consumer non-real estate	-	-	-	-	-
Total	9	$937	$71	$866	$20

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The contractual aging of the TDRs in accordance with their original terms as of December 31, 2011 is as follows (in thousands):

		December 31, 2011
	Current & Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$-	$-	$-	$71	$71
One-to-four family residential non-owner occupied	310	-	307	-	617
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	182	67	-	249
Consumer non-real estate	-	-	-	-	-
Total	$310	$182	$374	$71	$937

The following table shows the data for TDR activity for the year ended December 31, 2011 (dollar amounts in thousands):

	Year Ended December 31, 2011
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
One-to-four family residential owner occupied	-	$-	$-
One-to-four family residential non-owner occupied	4	309	306
Multi-family residential	-	-	-
Commercial real estate and lines of credit	-	-	-
Construction	-	-	-
Home equity	3	251	249
Consumer non-real estate	-	-	-
Total	7	$560	$555

The reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2011, there were no commitments to lend additional funds to debtors whose terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off. As of December 31, 2011 all of our loans classified as TDRs were performing in accordance with their modified terms.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables summarize, by loan portfolio class, the changes in the allowance for loan losses and recorded investment in loans receivable for the years ended December 31, 2011 and December 31, 2010 (in thousands):

				December 31, 2011
	1-4 Family	1-4 Family		Commercial
	Residential	Residential	Multi-	Real Estate			Consumer
	Owner	Non-Owner	Family	and Lines of		Home	Non-Real
	Occupied	Occupied	Residential	Credit	Construction	Equity	Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$185	$335	$23	$155	$40	$92	$1	$40	$871
Charge-offs	(93)	(110)	-	-	-	-	-	-	(203)
Recoveries	-	-	-	-	-	-	-	-	-
Provision	22	126	3	(7)	(5)	(9)	-	7	137
Ending balance	$114	$351	$26	$148	$35	$83	$1	$47	$805

Ending balance evaluated for impairment:
Individually	$29	$82	$-	$12	$-	$46	$-	$-	$169

Collectively	$85	$269	$26	$136	$35	$37	$1	$47	$636

Loans receivable: Ending balance	$12,153	$29,606	$3,715	$19,854	$5,263	$5,491	$100	$-	$76,182

Ending balance evaluated for impairment: Individually	$861	$1,240	$-	$427	$-	$577	$-	$-	$3,105

Collectively	$11,292	$28,366	$3,715	$19,427	$5,263	$4,914	$100	$-	$73,077

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

				December 31, 2010
	1-4 Family	1-4 Family		Commercial
	Residential	Residential	Multi-	Real Estate			Consumer
	Owner	Non-Owner	Family	and Lines of		Home	Non-Real
	Occupied	Occupied	Residential	Credit	Construction	Equity	Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$84	$202	$22	$194	$35	$41	$1	$256	$835
Charge-offs	-	(78)	-	-	-	-	-	-	(78)
Recoveries	-	-	-	-	-	-	-	-	-
Provision	101	211	1	(39)	5	51	-	(216)	114
Ending balance	$185	$335	$23	$155	$40	$92	$1	$40	$871

Ending balance evaluated for impairment:
Individually	$108	$136	$-	$1	$-	$25	$1	$-	$271

Collectively	$77	$199	$23	$154	$40	$67	$-	$40	$600

Loans receivable: Ending balance	$13,428	$26,263	$3,226	$20,627	$5,773	$6,181	$90	$-	$75,588

Ending balance evaluated for impairment: Individually	$547	$1,454	$-	$107	$-	$74	$15	$-	$2,197

Collectively	$12,881	$24,809	$3,226	$20,520	$5,773	$6,107	$75	$-	$73,391

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011	December 31, 2010
One-to-four family residential owner occupied	$808	$539
One-to-four family residential non-owner occupied	624	422
Multi-family residential	-	-
Commercial real estate and lines of credit	427	-
Construction	-	-
Home equity	256	23
Consumer non-real estate	-	-
	$2,115	$984

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $3.3 million and $1.5 million at December 31, 2011 and December 31, 2010, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2011 and 2010, approximately $66,000 and $23,000 of interest income was recognized on non-accrual loans. Interest income foregone on non-accrual loans was approximately $76,000 and $50,000 for the years ended December 31, 2011 and 2010, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$1,009	$861	$1,870	$10,283	$12,153	$53
One-to-four family residential non- owner occupied	407	993	1,400	28,206	29,606	369
Multi-family residential	-	201	201	3,514	3,715	201
Commercial real estate and lines of credit	1,154	834	1,988	17,866	19,854	407
Construction	80	-	80	5,183	5,263	-
Home equity	524	440	964	4,527	5,491	184
Consumer non-real estate	11	-	11	89	100	-
	$3,185	$3,329	$6,514	$69,668	$76,182	$1,214

	December 31, 2010
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$810	$600	$1,410	$12,018	$13,428	$61
One-to-four family residential non- owner occupied	1,106	775	1,881	24,382	26,263	353
Multi-family residential	204	-	204	3,022	3,226	-
Commercial real estate and lines of credit	1,061	108	1,169	19,458	20,627	108
Construction	-	-	-	5,773	5,773	-
Home equity	437	23	460	5,721	6,181	-
Consumer non-real estate	15	-	15	75	90	-
	$3,633	$1,506	$5,139	$70,449	$75,588	$522

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Premises and Equipment

The components of premises and equipment at December 31, 2011 and 2010 are as follows:

	2011	2010
	(In Thousands)
Land and building	$1,025	$1,016
Leasehold improvements	39	20
Furniture, fixtures and equipment	330	261
	1,394	1,297
Accumulated depreciation	(270)	(224)
	$1,124	$1,073

As of December 31, 2011, the Company had two operating leases for its 607-609 Lakeside Drive, Southampton, PA banking office.  Both leases are month to month with 120 days' written notice required for termination. Rent expense under these leases for each of the years ended December 31, 2011 and 2010 was $33,000. There are no future minimum annual lease payments required under these month to month operating agreements.

In November 2011, the Company decided to relocate its 607-609 Lakeside Drive office in Southampton, PA to a larger facility at 501 Knowles Avenue in Southampton, PA. On November 14, 2011, the Company entered into a ten year lease agreement for 501 Knowles Avenue with a renewal option for an additional five years. Minimum rental payments are scheduled to begin in July 2012.  In connection with the execution of 501 Knowles Avenue lease agreement, the Company gave written notice to terminate its 607-609 Lakeside Drive office lease effective March 31, 2012.  The Company moved into its new facility in March 2012.

Future minimum annual rental payments required under non-cancelable operating leases at December 31, 2011 are as follows (in thousands):

Years ending December 31,
2012	$34
2013	53
2014	53
2015	53
2016	58
Thereafter	308
$559

Note 8 - Deposits

Deposits at December 31, 2011 and 2010 consist of the following:

	2011		2010
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
		(Dollars in Thousands)
Passbook savings accounts	$2,943	0.33%	$3,079	0.55%
Statement savings accounts	6,975	0.62	6,798	0.97
eSavings accounts	3,924	0.99	2,253	1.12
Certificate of deposit accounts	74,683	2.15	67,561	2.31
	$88,525	1.92%	$79,691	2.10%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Deposits (Continued)

A summary of certificates of deposit by maturity at December 31, 2011 is as follows (in thousands):

Year ending December 31:
2012	$35,360
2013	13,924
2014	6,331
2015	12,062
2016	7,006
$74,683

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $29.9 million and $24.5 million at December 31, 2011 and 2010, respectively.

A summary of interest expense for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
	(In Thousands)
Passbook savings accounts	$11	$18
Statement savings accounts	44	67
eSavings accounts	28	22
Certificate of deposit accounts	1,617	1,578
	$1,700	$1,685

Note 9 - Borrowings

The Bank has a line of credit commitment from another bank for borrowings up to $1.5 million.  This line of credit is a demand facility subject to continued review and modification or suspension at any time.  Advances are secured by certain qualifying assets of the Bank composed of loans.  There were no borrowings under this line of credit at December 31, 2011 and 2010.  The Bank has a line of credit facility with the Federal Home Loan Bank of $5.0 million.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $42.0 million.  Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2011 and 2010 (in thousands):

	2011		2010
		Weighted		Weighted
		Interest		Interest
Maturity Period	Amount	Rate	Amount	Rate
1 to 12 months	$1,800	3.98%	$1,800	3.66%
13 to 24 months	2,000	4.19	1,800	3.98
25 to 36 months	-	-	2,000	4.19
	$3,800	4.09%	$5,600	3.95%

In June 2009, the Company borrowed $450,000 from a commercial bank to finance the purchase of a building in Allentown, Pennsylvania which serves as the offices for the three new active subsidiaries and a branch banking office which opened in February 2010.  This loan was paid off with no prepayment penalty on November 10, 2011.  The loan had an interest rate of 5.75%, a maturity of July 1, 2014, and was amortizing over 180 months. The loan had a balance $403,000 at the time of payoff and $423,000 at December 31, 2010.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 - Income Taxes

The components of income tax expense for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(In Thousands)

Federal:
Current	$281	$408
Deferred	2	(51)
	283	357
State, current	71	83
	$354	$440

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
	(In Thousands)

Federal income tax at statutory rate	$300	$377
State tax, net of federal benefit	48	57
Stock compensation expense	5	5
Other	1	1
	$354	$440

The components of the net deferred tax asset at December 31, 2011 and 2010 are as follows:

	2011	2010
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$276	$298
Stock-based compensation	45	39
Allowance for OREO losses	-	9
Interest on non-accrual loans	39	9
Unrealized loss on investment securities available for sale	29	6
Deferred loan fees	13	2
Organization cost	3	3
Total deferred tax assets	405	366

Deferred tax liabilities:
Bank premises and equipment	(41)	(23)
Total deferred tax liabilities	(41)	(23)

Net Deferred Tax Asset	$364	$343

The net deferred tax asset at December 31, 2011 and 2010 of $364,000 and $343,000, respectively, is included in other assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company’s then outstanding common stock in the open market at an average price of $9.35 for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate equal to 7.75%, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average price of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2011 and 2010, the Company recognized $82,000 and $68,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2011 and 2010:

	2011	2010
Allocated shares	33,327	24,070
Unreleased shares	77,763	87,020
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$653	$822

Recognition and Retention Plan

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “RRP”) and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust (the “RRP Trust”) acquired 55,545 shares of the Company’s stock in the open market at an average price of $9.36 totaling $520,000.  Pursuant to the RRP, 43,324 shares acquired by the RRP Trust were granted to certain officers, employees and directors of the Company in May 2008, with 12,221 shares remaining available for future grant.  Due to forfeiture of shares by certain employees in addition to unawarded shares, as of December 31, 2011, 12,459 shares remain available for future grant.  The RRP share awards have vesting periods from five to seven years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

Recognition and Retention Plan (Continued)

A summary of the status of the shares under the RRP as of December 31, 2011 and December 31, 2010 is as follows:

	2011		2010
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	25,969	$9.05	34,498	$9.05
Granted	--	--	--	--
Vested	(8,529)	9.05	(8,529)	9.05
Forfeited	--	--	--	--
Unvested at the end of the year	17,440	$9.05	25,969	$9.05

Compensation expense on the RRP shares granted is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  Compensation expense was recognized in the amount of $77,000 for each of the years ended December 31, 2011 and 2010.    A tax benefit of approximately $26,000 was recognized during these periods.  As of December 31, 2011, approximately $110,000 in additional compensation expense will be recognized over the remaining service period of approximately 1.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Compensation Committee of the Board of Directors determined to grant the stock options in May 2008 at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.  Pursuant to the Option Plan, 108,311 stock options were granted to certain officers, employees and directors of the Company in May 2008. Due to forfeiture of stock options by certain employees in addition to unawarded stock options, as of December 31, 2011, 31,293 stock options remain available for future grant.

A summary of option activity under the Company’s Option Plan as of December 31, 2011 and 2010 and changes during the years ended December 31, 2011 and 2010 is as follows:

	2011			2010
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	107,570	$10.00	7.4	107,718	$10.00
Granted	--	--	--	--	--
Exercised	--	--	--	--	--
Forfeited	--	--	--	(148)	10.00
Outstanding at the end of the period	107,570	$10.00	6.4	107,570	$10.00
Exercisable at the end of the period	63,999	$10.00	6.4	42,666	$10.00

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

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected stock-price volatility was estimated by considering the Company’s own stock volatility for the period since July 5, 2007, the initial trading date.  The actual future volatility may differ from our historical volatility.  The aggregate intrinsic value for outstanding stock options is calculated based on the difference between the exercise price of the underlying awards and the market price of our common stock as of the reporting date.  There was no intrinsic value of the options outstanding as of December 31, 2011 and 2010 as all of the outstanding options were at exercise prices greater than the December 31, 2011 and 2010 stock price.

Compensation expense was recognized in the amount of $41,000 for each of the years ended December 31, 2011 and 2010.  A tax benefit of approximately $9,000 was recognized during these periods.  As of December 31, 2011, approximately $59,000 in additional compensation expense for awarded options remained unrecognized.  This expense will be recognized over approximately 1.4 years.

Note 12 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  These persons were indebted to the Company for loans totaling $-0- and $3,000 at December 31, 2011 and 2010, respectively.  During the year ended December 31, 2011, no new loans and $3,000 of repayments were made.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Financial Instruments with Off-Balance Sheet Risk (Continued)

A summary of the Company's financial instrument commitments at December 31, 2011 and 2010 is as follows:

	2011	2010
	(In Thousands)
Commitments to grant loans	$1,891	$789
Unfunded commitments under lines of credit	4,311	3,827

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

The Company leases its Lakeside Office Park office in Southampton, PA.  This lease will expire on March 31, 2012 when Quaint Oak Bancorp relocates to 501 Knowles Avenue in Southampton, PA.  The Company entered into a ten year lease on this property with a renewal option for an additional five years. Minimum rental commitments for the next five years at December 31, 2011, are summarized as below:
Year	Rental Amount
(In Thousands)
2012	$34
2013	53
2014	53
2015	53
2016	58
Thereafter	308
$559

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2011 that management believes have changed the Bank’s category.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 - Regulatory Matters (Continued)

The Bank’s actual capital amounts and ratios at December 31, 2011 and 2010 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2011:
Total capital (to risk-weighted assets)	$15,027	22.77%	$	≥5,279	≥8.00%	$	≥6,598	≥10.00%
Tier 1 capital (to risk-weighted assets)	14,222	21.55		≥2,639	≥4.00		≥3,959	≥ 6.00
Tier 1 capital (to average assets)	14,222	13.23		≥4,300	≥4.00		≥5,375	≥ 5.00

As of December 31, 2010:
Total capital (to risk-weighted assets)	$14,523	22.77%	$	≥5,103	≥8.00%	$	≥6,379	≥10.00%
Tier 1 capital (to risk-weighted assets)	13,715	21.50		≥2,551	≥4.00		≥3,827	≥ 6.00
Tier 1 capital (to average assets)	13,715	13.63		≥4,024	≥4.00		≥5,030	≥ 5.00

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act the Board of Governors of the Federal Reserve System as the primary regulator for the Company is authorized to extend leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies to thrift holding companies.  However, the Federal Reserve Board has not issued regulations that address the levels of these capital requirements and when they will apply to Quaint Oak Bancorp.

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

The table below presents the balances of assets presented at fair value on a recurring basis at December 31, 2011 and December 31, 2010 (in thousands):

		December 31, 2011
		Quoted Prices in	Significant
		Active Markets	Other	Significant Other
		for Identical	Observable	Observable
	Total Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Investment securities available for sale:
U.S. Government agency securities	$3,457	$-	$3,457	$-
Corporate securities	1,668	1,668	-	-
Short-term bond fund	1,070	1,070	-	-
Limited-term bond fund	512	512	-	-
	$6,707	$3,250	$3,457	$-

		December 31, 2010
		Quoted Prices in	Significant
		Active Markets	Other	Significant Other
		for Identical	Observable	Observable
	Total Fair	Assets	Inputs	Inputs
Investment securities available for sale:	Value	(Level 1)	(Level 2)	(Level 3)
U.S. Government agency securities	$1,737	$-	$1,737	$-
Short-term bond fund	1,037	1,037	-	-
Limited-term bond fund	497	497	-	-
	$3,271	$1,534	$1,737	$-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

For assets measured at fair value on a nonrecurring basis that were still held at the end of the period, the following table provides the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and December 31, 2010 (in thousands):

	December 31, 2011
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Impaired loans	$2,936	$-	$-	$2,936

Other real estate owned	$185	$-	$-	$185

	December 31, 2010
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Impaired loans	$1,926	$-	$-	$1,926

Other real estate owned	$1,191	$-	$-	$1,191

Fair value of impaired loans is generally based upon independent market prices or appraised value of the collateral. During the periods presented, loan impairment was evaluated based on the fair value of the loans’ collateral. Our appraisals are typically performed by independent third party appraisers, and are obtained as soon as practicable once indicators of possible impairment are identified. Our impaired loans at December 31, 2011 and December 31, 2010 are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2011 and December 31, 2010:

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

Loans Held for Sale (Carried at Cost)
Fair values of loans held for sale are based on commitments on hand from investors at prevailing market rates.

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

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2011 and 2010 (in thousands):

	December 31, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$11,687	$11,687	$8,650	$8,650
Investment in interest-earning time deposits	8,082	8,178	6,001	6,019
Investment securities available for sale	6,707	6,707	3,271	3,271
Mortgage-backed securities held to maturity	3,888	4,248	5,406	5,810
Loans held for sale	413	418	-	-
Loans receivable, net	75,339	77,005	74,710	76,212
Investment in FHLB stock	616	616	757	757
Accrued interest receivable	543	543	423	423

Liabilities:
Deposits	88,525	90,106	79,691	80,526
FHLB advances, long-term	2,000	2,105	3,800	4,020
FHLB advances, short-term	1,800	1,800	1,800	1,800
Other borrowings	-	-	423	423
Accrued interest payable	98	98	107	107

Off-balance sheet financial instruments	--	--	--	--

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	$516	$388
Investment in interest-earning time deposits	-	513
Investment in Quaint Oak Bank	14,409	13,871
Premises and equipment, net	973	985
Other assets	44	39
Total Assets	$15,942	$15,796

Liabilities and Stockholders’ Equity
Other borrowings	$-	$423
Other liabilities	246	182
Stockholders’ equity	15,696	15,191
Total Liabilities and Stockholders’ Equity	$15,942	$15,796

Statements of Income

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Income
Interest income	$6	$35
Rental income	79	77
Total Income	85	112

Expenses
Occupancy and equipment expense	87	89
Other expenses	76	90
Total Expenses	163	179

Net Loss Before Income Taxes	(78)	(67)
Equity in Undistributed Net Income of Subsidiary	581	715
Income Tax Benefit	25	23
Net Income	$528	$671

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010

Operating Activities
Net income	$528	$671
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(581)	(715)
Depreciation expense	21	21
Deferred income taxes	-	(8)
Stock-based compensation expense	201	186
Accretion of investment securities discounts	-	(1)
(Increase) decrease in other assets	(5)	40
Increase in other liabilities	64	49
Net cash provided by operating activities	228	243

Investing Activities
Net decrease in investment in interest-earning time deposits	513	363
Purchase of investment securities	-	(4)
Proceeds from the sale or calls of investment securities available for sale	-	505
(Purchase) sale of property and equipment	(9)	14
Net cash provided by investing activities	504	878

Financing Activities
Repayment of other borrowings	(423)	(19)
Dividends paid	(134)	(137)
Purchase of treasury stock	(47)	(2,901)
Net cash used in financing activities	(604)	(3,057)

Net Increase (Decrease) in Cash and Cash Equivalents	128	(1,936)
Cash and Cash Equivalents-Beginning of Period	388	2,324
Cash and Cash Equivalents-End of Period	$516	$388

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania
Robert J. Phillips Chairman of the Board. Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, Pennsylvania
George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania
John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers
Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Chief Risk Officer, Compliance Officer, Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer

BANKING LOCATIONS

Main Office		Lehigh Valley Office

501 Knowles Avenue		1710 Union Boulevard
Southampton, Pennsylvania		Allentown, PA 18
(215) 364-4059		(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com