Form 10-K, Exhibit 13
period 2012-12-31
QUAINT OAK BANCORP INC
filed 2013-03-28
CIK 1391933

EXHIBIT 13.0

2012 Annual Report

to Shareholders

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of our Board of Directors, senior management and employees of Quaint Oak, I am pleased to present our 2012 Annual Report to Shareholders.  The year ended December 31, 2012 was marked with many opportunities for Quaint Oak.  In March we moved our main office to another location in the Delaware Valley to provide much needed space but equally as important, to provide exposure to the community that we serve.  This relocation along with an improving market has significantly benefited our performance.

•	Lending gained traction with an increase in our net loans receivable of $9.0 million. This activity promoted a higher return than the stagnant yields in the securities market.

•	Deposit rates continued to decline, contributing to a lower cost of funds.

•	In combination, the rates on loans and deposits improved our net interest margin to 3.94% at year end.

•	We saw increased activity at our subsidiary mortgage and title abstract companies also benefiting from the improved market conditions that contributed to increased fee income.

•	We found opportunity in selling higher yielding securities at a premium with the ability to reinvest the funds in higher yielding loans. A win, win in both cases.

•
Our focus on the resolution of non-performing loans has resulted in a reduction from 4.42% to 2.54% as a percentage of net loans year over year.  This was coupled with a decline in non-performing assets as a percentage of total assets from 3.22% to 2.04% again from a year over year perspective.

These gains in performance have provided us with the opportunity to add to our production personnel in both Quaint Oak Bank and our subsidiary mortgage company.  With continuing cooperation from a recovering market we will be in an excellent position to capitalize on 2013 opportunities.

In conjunction with this forward momentum, we begin 2013 having completed a core computer platform upgrade.  This more advanced application will support our continued expansion of products and asset growth.

During 2012 we had conserved cash at the holding company level as we assessed potential expansion opportunities.  We have more recently concluded that any potential expansion opportunities come with significant negative factors not congruent with our present growth strategy.  We have, therefor, refocused cash expenditures on our stock repurchase program having repurchased over 13,000 shares of stock to date in 2013 compared to just over 3,000 shares of stock during 2012.

In closing I am pleased to report that our stockholders’ equity increased in excess of $1.1 million and that we continued our practice of increasing our dividend rate during 2012.  As always, in conjunction with refocusing on our historically strong repurchase plan, our current and continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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
	At or For the Years Ended December 31,
	2012	2011
(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$117,375	$109,189
Cash and cash equivalents	12,400	11,687
Investment in interest-earning time deposits	8,132	8,082
Investment securities available for sale at fair value (cost-2012 $3,902; 2011 $6,792)	3,994	6,707
Mortgage-backed securities held to maturity (fair value-2011 $4,248)	-	3,888
Loans held for sale	4,875	413
Loans receivable, net	84,291	75,339
Federal Home Loan Bank stock, at cost	437	616
Bank premises and equipment, net	1,608	1,124
Deposits	97,038	88,525
Federal Home Loan Bank advances	2,000	3,800
Stockholders’ Equity	16,837	15,696

Selected Operating Data:
Total interest income	$5,836	$5,530
Total interest expense	1,720	1,909
Net interest income	4,116	3,621
Provision for loan losses	162	137
Net interest income after provision for loan losses	3,954	3,484
Total non-interest income	1,510	345
Total non-interest expense	3,891	2,947
Income before income taxes	1,573	882
Income taxes	592	354
Net income	$981	$528

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.58%	5.42%
Average rate on interest-bearing liabilities	1.88	2.12
Average interest rate spread(2)	3.70	3.30
Net interest margin(2)	3.94	3.55
Average interest-earning assets to average interest-bearing liabilities	114.13	113.10
Net interest income after provision for loan losses to non-interest expense	101.62	118.22
Total non-interest expense to average assets	3.57	2.76
Efficiency ratio(3)	69.16	74.31
Return on average assets	0.90	0.50
Return on average equity	6.04	3.41
Average equity to average assets	14.93	14.53

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	2.54%	4.42%
Non-performing assets as a percent of total assets(5)	1.97	3.22
Non-performing assets and troubled debt restructurings as a percent of total assets	2.12	3.67
Allowance for loan losses as a percent of non-performing loans	40.17	24.20
Allowance for loan losses as a percent of total loans receivable	1.01	1.06
Net charge-offs to average loans receivable	0.13	0.27

Capital Ratios(4):
Tier 1 leverage ratio	13.58%	13.23%
Tier 1 risk-based capital ratio	21.08	21.55
Total risk-based capital ratio	22.27	22.77
___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2012 and 2011.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 21.9% at December 31, 2012.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2012, certificates of deposit amounted to 66.2% of total assets compared to 68.4% of total assets at December 31, 2011.  Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company’s policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

A loan is considered a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan’s stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

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

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

General. The Company’s total assets at December 31, 2012 were $117.4 million, an increase of $8.2 million, or 7.5%, from $109.2 million at December 31, 2011.  This growth in total assets was primarily due to increases in loans receivable, net of $9.0 million, loans held for sale of $4.5 million, cash and cash equivalents of $713,000, and premises and equipment, net of $484,000.  Offsetting these increases were decreases in investment securities and mortgage-backed securities of $6.6 million as a result of calls and sales.  During the year ended December 31, 2012, $3.9 million of mortgage-backed securities previously designated as held to maturity were transferred into the investment securities available for sale category and sold. This liquidity, when combined with an $8.5 million increase in deposits, was used to fund the increases in loans and loans held for sale and the payoff of Federal Home Loan Bank term borrowings in the amount of $1.8 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Cash and Cash Equivalents. Cash and cash equivalents increased $713,000, or 6.1%, from $11.7 million at December 31, 2011 to $12.4 million at December 31, 2012 as excess liquidity not used to fund loans or pay-down FHLB advances, was invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits increased $50,000, or 0.6%, from $8.08 million at December 31, 2011 to $8.13 million at December 31, 2012 as the Company used this investment vehicle to complement its investment securities portfolio.  At December 31, 2012, $3.3 million of interest-earning time deposits are scheduled to mature in one year or less.

Investment Securities Available for Sale and Mortgage-backed Securities Held-to-Maturity.  Investment and mortgage-backed securities decreased $6.6 million, or 62.3%, to $4.0 million at December 31, 2012 from $10.6 million at December 31, 2011.  The decrease was primarily due to calls of U.S. Government agency securities in the amount of $3.5 million and the sale of $3.6 million of mortgage-backed securities previously designated as held to maturity that were transferred into the investment securities available for sale category during 2012.  These decreases were offset by the purchase of a $500,000 U.S. Agency government security.  The Company realized a gain of $331,000 on the sale of the mortgage-backed securities.

Loans Held for Sale.  Loans held for sale increased $4.5 million to $4.9 million at December 31, 2012 from $413,000 at December 31, 2012 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $33.9 million of one-to-four family residential loans during the period ending December 31, 2012 and sold $29.3 million of these loans in the secondary market during this same period.

Loans Receivable, Net.  Loans receivable, net, increased $9.0 million, or 11.9%, to $84.3 million at December 31, 2012 from $75.3 million December 31, 2011.  This increase was funded primarily by an increase in deposits and from excess liquidity in cash and cash equivalents and the proceeds from calls and sales of investment securities available for sale.  Increases within the portfolio occurred in one-to-four family residential non-owner occupied loans which increased $5.5 million, or 18.6%,  the construction loan category which increased $4.5 million, or 85.5%, home equity loans which increased $538,000, or 9.8%, commercial real estate which increased $494,000, or 2.7%,  and commercial lines of credit which increased $247,000, or 14.9%.  These increases were partially offset by decreases of $1.9 million, or 15.5%, in residential mortgage one-to-four family owner occupied loans and $400,000, or 10.8%, in multi-family residential loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Premises and Equipment, Net.  Premises and equipment, net, increased $484,000, or 43.1%, to $1.6 million at December 31, 2012 from $1.1 million at December 31, 2011 primarily due to the capital expenditures made in connection with the Company’s move to its new main office facility at 501 Knowles Avenue in Southampton, Pennsylvania in late March 2012.

Other Real Estate Owned, Net. Other real estate owned, net, decreased $15,000, or 8.1%, to $170,000 at December 31, 2012 from $185,000 at December 31, 2011. This decrease was due to the sale of five properties during 2012 totaling $432,000, offset by the transfer of five properties into OREO totaling $397,000.  Capital improvements made during the year to three properties totaled $20,000.

Deposits. Total interest-bearing deposits increased $8.5 million, or 9.6%, to $97.0 million at December 31, 2012 from $88.5 million at December 31, 2011. This increase in deposits was attributable to an increase of $6.7 million in eSavings accounts and $3.0 million in certificates of deposit, partially offset by decreases of $1.1 million in statement savings accounts, and $53,000 in passbook savings accounts.  The increase in eSavings accounts and certificates of deposit was primarily due to the competitive interest rates offered by the Bank and investors continuing to seek the safety of insured bank deposits.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Federal Home Loan Bank Advances. Federal Home Loan Bank advances decreased $1.8 million from $3.8 million at December 31, 2011 to $2.0 million at December 31, 2012 as the Company used excess liquidity to payoff Federal Home Loan Bank term borrowings.

Stockholders’ Equity.  Total stockholders’ equity increased $1.1 million to $16.8 million at December 31, 2012 from $15.7 million at December 31, 2011. Contributing to the increase was net income for the year ended December 31, 2012 of $981,000, amortization of stock awards and options under our stock compensation plans of $119,000, common stock earned by participants in the employee stock ownership plan of $111,000, and accumulated other comprehensive income of $116,000.  These increases were offset by dividends paid of $153,000 and the purchase of 3,305 shares of the Company’s stock as part of the Company’s stock repurchase programs, for an aggregate purchase price of $33,000.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011

General.  Net income amounted to $981,000 for the year ended December 31, 2012 compared to $528,000 for the year ended December 31, 2011.  The $453,000, or 85.8% increase was primarily the result of the increases in net interest income of $495,000 and non-interest income of $1.2 million, which were offset by increases in the provision for loan losses of $25,000, non-interest expense of $944,000, and the provision for income taxes of $238,000.

 Net Interest Income.  Net interest income increased $495,000, or 13.7%, to $4.1 million for the year ended December 31, 2012 from $3.6 million for the year ended December 31, 2011.  The increase was driven by a $306,000, or 5.5% increase in interest income and a $189,000, or 9.9% decrease in interest expense.

Interest Income.  Interest income increased $306,000, or 5.5%, to $5.8 million for the year ended December 31, 2012 from $5.5 million for the year ended December 31, 2011.  The increase in interest income was primarily due to a $7.4 million increase in average loans receivable, net, including loans held for sale, which had the effect of increasing interest income by $498,000.  Contributing an additional $58,000 to interest income was a 26 basis point increase in the yield on average short-term investments, from 1.28% for the year months ended December 31, 2011 to 1.54% for the year ended December 31, 2012.  Offsetting these increases was a $3.5 million decrease in average mortgage-backed securities held to maturity which had the effect of decreasing interest income $171,000, a decrease in the yield on average loans receivable, net, from 6.69% for the year ended December 31, 2011 to 6.62% for the year ended December 31, 2012,  which had the effect of decreasing interest income $53,000, and a decrease in average short-term investments and investment securities of $1.4 million which had the effect of decreasing interest income $18,000. The increase in average loans receivable, net, including loans held for sale on a year over year basis was primarily funded by the $3.5 million increase in average interest-bearing deposits and the $3.5 million decrease in average mortgage-backed securities held to maturity.  The decrease in average mortgage-backed securities held to maturity was due primarily to the sale of mortgage-backed securities in the beginning of the second quarter of 2012 after their transfer to the available for sale category at the end of the first quarter of 2012, as well as principal payments on these securities.

Interest Expense.  Interest expense decreased $189,000, or 9.9%, to $1.7 million for the year ended December 31, 2012 compared to $1.9 million for the year ended December 31, 2011.  The decrease was primarily attributable to a 24 basis point decline in the overall cost of average interest-bearing liabilities from 2.12% for the year ended December 31, 2011 to 1.88% for the year ended December 31, 2012 which had the effect of decreasing interest expense by $136,000.  Contributing an additional $95,000 to the decline in interest expense was a $1.8 million decrease in average FHLB advances and a $377,000 decrease in other borrowings.  The decrease in rates was consistent with the decrease in market interest rates from December 2011 to December 2012.  Offsetting these decreases was a $3.9 million increase in average eSavings accounts which had the effect of increasing interest expense $38,000 and an increase in average certificate of deposit accounts of $559,000 which had the effect of increasing interest income $12,000.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

    Average Balances, Net Interest Income, Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  All average balances are based on daily balances.

	Year Ended December 31,
	2012			2011
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars In Thousands)
Short-term investments and investment securities	$21,062	$325	1.54%	$22,444	$288	1.28%
Mortgage-backed securities	1,106	53	4.79	4,652	224	4.82
Loans receivable, net (1) (2)	82,407	5,458	6.62	74,973	5,018	6.69
Total interest-earning assets	104,575	5,836	5.58%	102,069	5,530	5.42%
Non-interest-earning assets	4,284			4,593
Total assets	$108,859			106,662
Interest-bearing liabilities:
Passbook accounts	$2,878	7	0.24%	$2,983	11	0.37%
Statement savings accounts	6,130	26	0.42	6,931	44	0.63
eSavings accounts	6,753	66	0.98	2,861	28	0.98
Certificate of deposit accounts	73,025	1,502	2.06	72,466	1,617	2.23
Total deposits	88,786	1,601	1.80	85,241	1,700	1.99
FHLB advances	2,842	119	4.19	4,631	187	4.04
Other borrowings	-	-	-	377	22	5.84
Total interest-bearing liabilities	91,628	1,720	1.88%	90,249	1,909	2.12%
Non-interest-bearing liabilities	978			911
Total liabilities	92,606			91,160
Stockholders’ Equity	16,253			15,502
Total liabilities and Stockholders’ Equity	$108,859			$106,662
Net interest-earning assets	$12,947			$1,820
Net interest income; average interest rate spread		$4,116	3.70%		$3,621	3.30%
Net interest margin (3)			3.94%			3.55%
Average interest-earning assets to average interest-bearing liabilities			114.13%			113.10%
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

	2012 vs. 2011				2011 vs. 2010
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Short-term investments and investment securities	$58	$(18)	$(3)	$37	$(20)	$123	$(12)	$91
Mortgage-backed securities	(1)	(171)	1	(171)	2	(96)	(1)	(95)
Loans receivable (1) (2)	(53)	498	(5)	440	44	10	--	54
Total interest-earning assets	4	309	(7)	306	26	37	(13)	50
Interest expense:
Passbook accounts	(3)	(1)	--	(4)	(7)	(1)	--	(8)
Statement savings accounts	(15)	(5)	2	(18)	(24)	2	(1)	(23)
eSavings accounts	--	38	--	38	(3)	11	(1)	7
Certificate accounts	(126)	12	(1)	(115)	(165)	228	(24)	39
Total deposits	(144)	44	1	(99)	(199)	240	(26)	15
FHLB advances	8	(73)	(3)	(68)	6	(64)	(1)	(59)
Other borrowings	--	(22)	--	(22)	1	(3)	--	(2)
Total interest-bearing liabilities	(136)	(51)	(2)	(189)	(192)	173	(27)	(46)
Increase (decrease) in net interest income	$140	$360	$(5)	$495	$218	$(136)	$14	$96

_______________________

(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $25,000 from $137,000 for the year ended December 31, 2011 to $162,000 for the year ended December 31, 2012, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2012.

Non-performing loans amounted to $2.1 million, or 2.54% of net loans receivable at December 31, 2012, consisting of twenty-six loans, seventeen of which are on non-accrual status and nine of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $3.3 million, or 4.42% of net loans receivable at December 31, 2011, consisting of thirty-six loans, twenty of which were on non-accrual status and sixteen of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2012 include ten one-to-four family non-owner occupied residential loans, seven home equity loans, five commercial real estate loans, and four one-to-four family owner-occupied residential loans, and all are generally well-collateralized or adequately reserved for. During the quarter ended December 31, 2012, four loans were placed on non-accrual status resulting in the reversal of approximately $4,000 of previously accrued interest income, three loans that were on non-accrual were transferred to other real estate owned, and one loan that was on non-accrual was paid off with no loss to principal.  Included in non-performing loans are seven loans identified as troubled debt restructurings which totaled $438,000 at December 31, 2012.  The Company had one additional troubled debt restructuring not included in non-performing loans at December 31, 2012 in the amount of $180,000 that was 60-89 days past due. The allowance for loan losses as a percent of total loans receivable was 1.01% at December 31, 2012 and 1.06% at December 31, 2011.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other real estate owned (OREO) amounted to $170,000 at December 31, 2012, consisting of three properties.  This compares to three properties totaling $185,000 at December 31, 2011.  Non-performing assets amounted to $2.3 million, or 1.97% of total assets at December 31, 2012 compared to $3.5 million, or 3.22% of total assets at December 31, 2011. For the year ended December 31, 2012, four one-to-four family non-owner occupied and one multi-family residences which had served as collateral for non-performing loans with an outstanding balance of $500,000 at the time of foreclosure, were transferred into OREO at a value of $397,000.  In conjunction with these transfers, $103,000 of the outstanding loan balances was charged-off through the allowance for loan losses.  For the year ended December 31, 2012, the Company made $20,000 of capital improvements to three of the properties, sold five properties totaling $432,000 and realized an aggregate gain of $7,000 on the transactions.

Non-Interest Income.  Non-interest income increased $1.2 million, or 337.7%, from $345,000 for the year ended December 31, 2011 to $1.5 million for the year ended December 31, 2012.  The increase was primarily attributable to a $566,000 increase in the net gain on the sales of loans held for sale, a $144,000 increase in fee income generated by Quaint Oak Bank’s mortgage banking and title abstract subsidiaries, a $331,000 gain on sale of investment securities available for sale, a $73,000 increase in net gains realized from the sales of other real estate owned properties, a $32,000 gain on the sale of an SBA loan, a $17,000 increase in other banking fees and service charges, and a $2,000 increase in other income.

Non-Interest Expense.  Non-interest expense increased $944,000, or 32.0%, from $2.9 million for the year ended December 31, 2011 to $3.9 million for the year ended December 31, 2012.  Salaries and employee benefits expense accounted for $591,000 of the change as this expense increased 35.0%, from $1.7 million for the year ended December 31, 2011 to $2.3 million for the year ended December 31, 2012 due primarily to increased staff as the Company expanded its mortgage banking and lending operations.  Professional fees accounted for $157,000 of the change as this expense increased 54.7%, from $287,000 for the year ended December 31, 2011 to $444,000 for the year ended December 31, 2012.  The increase in professional fees was primarily due to costs related to loan collections which resulted in the decrease in loan delinquencies.  Occupancy and equipment expense accounted for $121,000 of the change as this expense increased 53.5%, from $226,000 for the year ended December 31, 2011 to $347,000 for the year ended December 31, 2012.  This year over year increase was primarily related to the move of our Delaware Valley office from 607 Lakeside Office Park, Southampton, PA to a larger facility at 501 Knowles Avenue, Southampton, PA and technology upgrades.  Other expense accounted for $92,000 of the change as this expense category increased 41.3% from $223,000 for the year ended December 31, 2011 to $315,000 for the year ended December 31, 2012, due primarily to expenses incurred with respect to the move to our Knowles Avenue facility as well as added infrastructure.  FDIC deposit insurance expense increased $39,000, or 44.8%, from $87,000 for the year ended December 31, 2011 to $126,000 for the year ended December 31, 2012.  This year over year increase was primarily attributable to a modification of the accrual estimate in 2011. Advertising expense increased $26,000, or 63.4%, from $41,000 for the year ended December 31, 2011 to $67,000 for the year ended December 31, 2012.  This year over year increase was primarily due to increased efforts in growing the deposit base of our Lehigh Valley office.  These efforts accounted for the majority of the increase in deposits for the year.  Offsetting these increases was a decrease in other real estate owned expense which declined $75,000, or 45.2% from $166,000 for the year ended December 31, 2011 to $91,000 for the year ended December 31, 2012.  This year over year decrease was attributable to fewer OREO properties owned by the Bank during the year ended December 31, 2012 compared to 2011. Also offsetting the increases in non-interest expense was a decrease in directors’ fees and expenses which declined $7,000, or 3.0%, from $230,000 for the year ended December 31, 2011 to $223,000 for the year ended December 31, 2012.  This year over year decrease was primarily attributable to a decrease in the number of committee meetings and one less board meeting.

Provision for Income Tax.  The provision for income tax increased $238,000, or 67.2%,  from $354,000 for the year ended December 31, 2011 to $592,000 for the year ended December 31, 2012 due primarily to the increase in pre-tax income as our effective tax rate was 37.6% for the year ended December 31, 2012 compared to 40.1% for the comparable period in 2011.

 Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2012 and 2011, certificates of deposit amounted to $77.7 million and $74.7 million, respectively, or 66.2% and 68.4%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to  adversely affect net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 26.4% at December 31, 2012, compared to 19.3% at December 31, 2011.  We have become more asset sensitive in 2012 primarily due to increases in loan categories which are more likely to have floating or adjustable rates of interest.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2012, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2012, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Office of Thrift Supervision annual prepayment rates as of December 31, 2011 are applied to loans.  Statement and eSavings accounts and other savings accounts are assumed to have annual rates of withdrawal, or "decay rates," of 50% and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$19,707	$34,109	$8,625	$4,901	$17,925	$85,267
Loans held for sale	4,875	--	--	--	--	4,875
Short-term investments and investment securities	12,020	2,575	3,288	3,267	1,655	22,805
Investment in Federal Home Loan Bank stock	--	--	--	--	437	437
Total interest-earning assets	$36,602	$36,684	$11,913	$8,168	$20,017	$113,384

Interest-bearing liabilities:
Passbook accounts	$289	$289	$1,734	$289	$289	$2,890
Statement savings accounts	1,461	1,461	1,461	730	730	5,843
eSavings accounts	2,651	2,651	2,651	1,326	1,325	10,604
Escrow accounts	330	661	--	--	--	991
Certificate accounts	9,264	21,248	29,365	17,824	--	77,701
FHLB advances	--	2,000	--	--	--	2,000
Total interest-bearing liabilities	$13,995	$28,310	$35,211	$20,169	$2,344	$100,029

Interest-earning assets less interest-bearing liabilities	$22,607	$8,374	$(23,298)	$(12,001)	$17,673

Cumulative interest-rate sensitivity gap (3)	$22,607	$30,981	$7,683	$(4,318)	$13,355

Cumulative interest-rate gap as a percentage of total assets at December 31, 2012	19.3%	26.4%	6.5%	(3.7)%	11.4%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2012	261.5%	173.2%	109.9%	95.6%	113.4%
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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2012, the Company's cash and cash equivalents amounted to $12.4 million.  At such date, the Company also had $3.3 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2012, Quaint Oak Bank had outstanding commitments to originate loans of $9.9 million and commitments under unused lines of credit of $9.2 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2012, certificates of deposit scheduled to mature in less than one year totaled $30.5 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2012, we had $2.0 million of advances from the Federal Home Loan Bank of Pittsburgh and had $47.0 million in borrowing capacity.  We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on the decision in December 2008 by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock.  The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution.  Should we decide to utilize sources of funding other than advances from the Federal Home Loan Bank, we believe that additional funding is available in the form of advances or repurchase agreements through various other sources.  As of December 31, 2012 Quaint Oak Bank has $2.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2012.  Quaint Oak Bank currently has two additional line of credit commitments with two different banks totaling $1.5 million.  There were no borrowings under these lines of credit at December 31, 2012.

Our stockholders’ equity amounted to $16.8 million at December 31, 2012, an increase of $1.1 million, or 7.3% from $15.7 million at December 31, 2011. Contributing to the increase was net income for the year ended December 31, 2012 of $981,000, amortization of stock awards and options under our stock compensation plans of $119,000, common stock earned by participants in the employee stock ownership plan of $111,000, and accumulated other comprehensive income of $116,000.  These increases were offset by dividends paid of $153,000 and the purchase of 3,305 shares of the Company’s stock as part of the Company’s stock repurchase programs, for an aggregate purchase price of $33,000.  For further discussion of the stock compensation plans, see Note 12 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2012, Quaint Oak Bank exceeded each of its capital requirements with ratios of 13.58%, 21.08% and 22.27%, respectively. As a savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 15 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2012, we had unfunded commitments under lines of credit of $9.2 million and $9.9 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2012.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Lease agreements	$525	$53	$106	$116	$250
Certificates of deposit	77,701	30,512	29,365	17,824	--
FHLB advances	2,000	2,000	--	--	--
Total contractual obligations	$80,226	$32,565	$29,471	$17,940	$250

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

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheet of Quaint Oak Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. Quaint Oak Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania
March 27, 2013

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,
	2012	2011
ASSETS	(In thousands, except share data)

Due from banks, non-interest-bearing	$1,629	$609
Due from banks, interest-bearing	10,771	11,078
Cash and cash equivalents	12,400	11,687

Investment in interest-earning time deposits	8,132	8,082
Investment securities available for sale at fair value	3,994	6,707
Mortgage-backed securities held to maturity (fair value-2011 $4,248)	--	3,888
Loans held for sale	4,875	413
Loans receivable, net of allowance for loan losses (2012 $860; 2011 $805)	84,291	75,339
Accrued interest receivable	657	543
Investment in Federal Home Loan Bank stock, at cost	437	616
Premises and equipment, net	1,608	1,124
Other real estate owned, net	170	185
Prepaid expenses and other assets	811	605

Total Assets	$117,375	$109,189

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits, interest-bearing	$97,038	$88,525
Federal Home Loan Bank advances	2,000	3,800
Accrued interest payable	81	98
Advances from borrowers for taxes and insurance	991	822
Accrued expenses and other liabilities	428	248
Total Liabilities	100,538	93,493

STOCKHOLDERS' EQUITY
Preferred stock – $0.01 par value; 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued;
983,821 and 987,126 outstanding at December 31, 2012 and December 31, 2011, respectively	14	14
Additional paid-in capital	13,559	13,513
Treasury stock, at cost (2012 404,804 shares; 2011 401,499 shares)	(3,716)	(3,683)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(623)	(727)
Recognition & Retention Plan Trust (RRP)	(200)	(280)
Accumulated other comprehensive income (loss)	60	(56)
Retained earnings	7,743	6,915
Total Stockholders' Equity	16,837	15,696

Total Liabilities and Stockholders’ Equity	$117,375	$109,189

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2012	2011
Interest Income	(In thousands, except share data)

Interest on loans	$5,458	$5,018
Interest on short-term investments and investment securities	378	512
Total Interest Income	5,836	5,530

Interest Expense

Interest on deposits	1,601	1,700
Interest on Federal Home Loan Bank advances	119	187
Interest on other borrowings	--	22
Total Interest Expense	1,720	1,909

Net Interest Income	4,116	3,621

Provision for Loan Losses	162	137

Net Interest Income after Provision for Loan Losses	3,954	3,484

Non-Interest Income

Mortgage banking and title abstract fees	341	197
Other fees and services charges	55	38
Net gain on the sales of loans	680	114
Gain on the sale of SBA loan	32	--
Gain on the sales of investments	331	--
Gain (loss) on sale of other real estate owned	7	(66)
Other	64	62
Total Non-Interest Income, net	1,510	345

Non-Interest Expense

Salaries and employee benefits	2,278	1,687
Directors’ fees and expenses	223	230
Occupancy and equipment	347	226
Professional fees	444	287
FDIC deposit insurance assessment	126	87
Other real estate owned expenses	91	166
Advertising	67	41
Other	315	223
Total Non-Interest Expense	3,891	2,947

Income before Income Taxes	1,573	882

Income Taxes	592	354

Net Income	$981	$528

Earnings per share – basic	$1.10	$0.60
Average shares outstanding - basic	888,008	874,566
Earnings per share - diluted	$1.10	$0.60
Average shares outstanding - diluted	892,834	878,899

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2012	2011
	(In Thousands)
Net Income	$981	$528

Other Comprehensive Income (Loss):
Unrealized gains (losses) on investment securities available-for-sale	157	(66)
Income tax effect	(54)	23
Reclassification adjustment for transfer of investment securities from held-to-maturity to available-for-sale	351	--
Income tax effect	(120)	--
Reclassification adjustment for gains on sale of investment securities included in net income	(331)	--
Income tax effect	113	--
Net other comprehensive income (loss)	116	(43)

Total Comprehensive Income	$1,097	$485

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In Thousands, except share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – DECEMBER 31, 2010	992,436	$14	$13,478	$(3,636)	$(1,173)	$(13)	$6,521	$15,191

Common stock allocated by ESOP			(4)		86			82

Treasury stock purchased	(5,310)			(47)				(47)

Stock based compensation expense			119					119

Release of 8,529 Vested RRP Shares			(80)		80			--

Cash dividends declared ($0.135 per share)							(134)	(134)

Net income							528	528

Other comprehensive loss, net						(43)		(43)

BALANCE – DECEMBER 31, 2011	987,126	$14	$13,513	$(3,683)	$(1,007)	$(56)	$6,915	$15,696

Common stock allocated by ESOP			7		104			111

Treasury stock purchased	(3,305)			(33)				(33)

Stock based compensation expense			119					119

Release of 8,546 Vested RRP Shares			(80)		80			--

Cash dividends declared ($0.155 per share)							(153)	(153)

Net income							981	981

Other comprehensive gain, net						116		116

BALANCE – DECEMBER 31, 2012	983,821	$14	$13,559	$(3,716)	$(823)	$60	$7,743	$16,837

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended
December 31,
2012	2011
Cash Flows from Operating Activities	(In Thousands)
Net income	$981	$528
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for loan losses	162	137
Depreciation expense	106	54
Net accretion of securities discounts	(84)	(9)
Amortization of deferred loan fees and costs	45	12
Deferred income taxes	85	22
Stock-based compensation expense	230	202
Gain on the sale of investment securities available for sale	(331)	--
Gain on the sale of loans held for sale	(680)	(114)
Gain on the sale of SBA loans	(32)	--
Net (gain) loss on sale of other real estate owned	(7)	66
Loans held for sale-originations	(33,860)	(12,114)
Loans held for sale-proceeds	30,078	11,815
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(114)	(120)
Prepaid expenses and other assets	(351)	14
Accrued interest payable	(17)	(9)
Accrued expenses and other liabilities	180	(95)
Net Cash (Used in) Provided by Operating Activities	(3,609)	389
Cash Flows from Investing Activities
Net increase in investment in interest-earning time deposits	(50)	(2,081)
Purchase of investment securities available for sale	(555)	(7,605)
Proceeds from calls of investment securities available for sale	3,538	4,105
Proceeds from the sale of securities available for sale	3,911	--
Principal payments received on mortgage-backed securities held to maturity	298	1,525
Net increase in loans receivable	(9,524)	(1,418)
Net decrease in investment in Federal Home Loan Bank stock	179	141
Proceeds from the sale of other real estate owned	439	1,580
Capitalized expenditures on other real estate owned	(20)	--
Purchase of premises and equipment	(590)	(105)
Net Cash Used in Investing Activities	(2,374)	(3,858)
Cash Flows from Financing Activities
Net increase in deposits	8,513	8,834
Repayment of Federal Home Loan Bank advances	(1,800)	(1,800)
Repayment of other borrowings	--	(423)
Dividends paid	(153)	(134)
Purchase of treasury stock	(33)	(47)
Increase in advances from borrowers for taxes and insurance	169	76
Net Cash Provided by Financing Activities	6,696	6,506
Net Increase in Cash and Cash Equivalents	713	3,037
Cash and Cash Equivalents – Beginning of Year	11,687	8,650
Cash and Cash Equivalents – End of Year	$12,400	$11,687
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$1,737	$1,918
Cash payments for income taxes	$772	$495
Transfer of loans to other real estate owned	$397	$640
Transfer of mortgage-backed securities held to maturity to investment and mortgage-backed securities available for sale	$3,591	$--

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

  Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”).  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2012, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  The insurance agency is currently inactive.  All significant intercompany balances and transactions have been eliminated.

The Bank is subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  We have two locations, our main office location in Southampton, PA and a branch banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and eSavings accounts.  Loan products offered are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, auto loans, and lines of credit.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2012, two investors purchased a total of 69% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to these two investors accounted for approximately 62% of the gain on loans sold during the year.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance amended the recognition guidance for other-than-temporary impairments of debt securities and expanded the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in existing guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2012 and 2011.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the year ended September 30, 2012 and 2011.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and restricting the repurchase of capital stock, to preserve capital.  On   October 29, 2010, the FHLB of Pittsburgh resumed the repurchase of capital stock.  From October 29, 2010 through December 31, 2012 a total of 359,900 shares have been repurchased at $1.00 per share from the Bank.  In February 2012, the FHLB of Pittsburgh announced a dividend of 0.10 percent annualized based on the stockholders’ average capital stock held during the quarter prior to payment. Dividends totaling $1,000 were paid in February, April, July and October 2012.

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

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four family residential non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  The consumer loan segment consists of the following classes: home equity loans and consumer non-real estate loans.  Included in the home equity class are home equity loans and home equity lines of credit.  Included in the consumer non-real estate loans are loans secured by saving accounts and auto loans.

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

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are re-evaluated quarterly to ensure their relevance in the current economic environment.  Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company’s policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

A loan is considered a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan’s stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

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

Loans Held for Sale

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2012 and 2011.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2009.

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

At December 31, 2012, the Company has two share-based plans; the 2008 Recognition and Retention Plan and the 2008 Stock Option Plan.  Shares were awarded under both plans in May 2008.  These plans are more fully described in Note 12.

The Company also has an employee stock ownership plan (“ESOP”).  This plan is more fully described in Note 12.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

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

Reclassifications

Certain items in the 2011 consolidated financial statements have been reclassified to conform to the presentation in the 2012 financial statements.  Such reclassifications did not have a material impact on the overall financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04 (Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs). This update amends FASB ASC Topic 820, Fair Value Measurement, to bring U.S. GAAP for fair value measurements in line with International Financial Reporting Standards. The update clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholder’s equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The Update also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The update also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this update is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this new guidance did not have an impact on our financial position or results of operations but expanded disclosures relating to fair value.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income.  The intent of this standard is to increase the prominence of comprehensive income in the financial statements.  This standard requires the components of comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The single format would include the traditional income statement and the components of other comprehensive income, total other comprehensive income and total comprehensive income.  In the two statement approach, the first statement would be the traditional income statement, which would be immediately followed by a separate statement which would include the components of other comprehensive income, total other comprehensive income and total comprehensive income.  The amendments in this ASU will be applied retrospectively, and were required for the Company beginning in the first quarter 2012. The adoption of this new guidance did not have an impact on our financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2012 and 2011, all outstanding stock options (107,570) were antidilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2012	2011

Net Income	$981,000	$528,000

Weighted average shares outstanding – basic	888,008	874,566
Effect of dilutive common stock equivalents	4,826	4,333
Adjusted weighted average shares outstanding – diluted	892,834	878,899

Basic earnings per share	$1.10	$0.60
Diluted earnings per share	$1.10	$0.60

Note 4 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2012 and 2011, by contractual maturity, are shown below:
	2012	2011
	(In Thousands)
Due in one year or less	$3,325	$3,058
Due after one year through five years	4,807	5,024
	$8,132	$8,082

Note 5 – Investment Securities Available for Sale

The amortized cost and fair value of investment securities available for sale at December 31, 2012 and December 31, 2011 are summarized below (in thousands):

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$500	$1	$--	$501
Corporate securities	1,747	81	(2)	1,826
Short-term bond fund	1,127	15	--	1,142
Limited-term bond fund	528	--	(3)	525
	$3,902	$97	$(5)	$3,994

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment Securities Available for Sale (Continued)

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$3,450	$8	$(1)	$3,457
Corporate securities	1,742	--	(74)	1,668
Short-term bond fund	1,082	--	(12)	1,070
Limited-term bond fund	518	--	(6)	512
	$6,792	$8	$(93)	$6,707

U.S. Government agency securities include an investment in a Federal Home Loan Mortgage Corporation (FHLMC) step-up bond at December 31, 2012 and investments in Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Federal Home Loan Bank (FHLB) step-up bonds at December 31, 2011.

The amortized cost and fair value of available for sale debt securities at December 31, 2012, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$--	$--
Due after one year through five years	1,747	1,826
Due after five years through ten years	500	501
	$2,247	$2,327

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2012 and December 31, 2011 (dollar amounts in thousands):

	December 31, 2012
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	1	$--	$--	$248	$(2)	$248	$(2)
Limited-term bond fund	1	--	--	525	(3)	525	(3)
Total	2	$--	$--	$773	$(5)	$773	$(5)

	December 31, 2011
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. Government agency securities	1	$499	$(1)	$--	$--	$499	$(1)
Corporate securities	6	1,668	(74)	--	--	1,668	(74)
Short-term bond fund	1	1,070	(12)	--	--	1,070	(12)
Limited-term bond fund	1	--	--	512	(6)	512	(6)
Total	9	$3,237	$(87)	$512	$(6)	$3,749	$(93)

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment Securities Available for Sale (Continued)

At December 31, 2012, there was one debt security in a gross unrealized loss position that at such date had an aggregated depreciation of 0.93% from the Company’s amortized cost basis.  Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the security until maturity and the Company does not believe it will sell or be required to sell such security prior to the recovery of the amortized cost basis.  Management does not believe any individual unrealized loss as of December 31, 2012 represents an other-than-temporary impairment.

At December 31, 2012, there was one bond fund in an unrealized loss position that at such date had an aggregated depreciation of 0.57% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the security until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2012 represents an other-than-temporary impairment.

There were no impairment charges recognized during the years ended December 31, 2012 and 2011.

Note 6 – Mortgage-Backed Securities Held to Maturity

On March 30, 2012, the Company transferred all securities designated as held to maturity into the investment and mortgage-backed securities available for sale category.  Management determined that it no longer had the positive intent to hold its investment in securities held to maturity for an indefinite period of time because of management’s desire to have more flexibility in managing the investment portfolio.  The securities transferred had an amortized cost of $3.6 million and unrealized gross gains of $351,000 at the time of transfer.  The net unrealized gain of $231,000 was recorded as other comprehensive income.  In the second quarter of 2012, the Company sold these mortgage-backed securities and realized a gain of $331,000.

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2011 are summarized below (in thousands):

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:
FNMA pass-through certificates	$2,055	$211	$--	$2,266
FHLMC pass-through certificates	1,833	149	--	1,982
	$3,888	$360	$--	$4,248

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows:

	December 31, 2012	December 31, 2011
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$10,272	$12,153
Non-owner occupied	35,118	29,606
Total one-to-four family residential	45,390	41,759

Multi-family (five or more) residential	3,315	3,715
Commercial real estate	18,694	18,200
Commercial lines of credit	1,901	1,654
Construction	9,765	5,263
Home equity loans	6,029	5,491
Total real estate loans	85,094	76,082

Auto and equipment loans	93	41
Loans secured by deposits	69	59
Total Loans	85,256	76,182

Deferred loan fees and costs	(105)	(38)
Allowance for loan losses	(860)	(805)

Net Loans	$84,291	$75,339

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$9,641	$500	$72	$59	$10,272
One-to-four family residential non-owner occupied	34,328	95	504	191	35,118
Multi-family residential	3,315	-	-	-	3,315
Commercial real estate and lines of credit	19,536	565	364	130	20,595
Construction	9,765	-	-	-	9,765
Home equity	5,295	428	268	38	6,029
Consumer non-real estate	156	-	6	-	162
	$82,036	$1,588	$1,214	$418	$85,256

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2011
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$10,792	$500	$297	$564	$12,153
One-to-four family residential non-owner occupied	28,041	325	1,067	173	29,606
Multi-family residential	3,514	201	-	-	3,715
Commercial real estate and lines of credit	18,733	694	427	-	19,854
Construction	5,023	240	-	-	5,263
Home equity	4,862	52	577	-	5,491
Consumer non-real estate	89	11	-	--	100
	$71,054	$2,023	$2,368	$737	$76,182

The following tables summarize information in regards to impaired loans by loan portfolio class as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$131	$131	$-	$131	$9
One-to-four family residential non-owner occupied	393	393	-	396	17
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	130	130	-	131	8
Construction	-	-	-	-	-
Home equity	244	244	-	246	14
Consumer non-real estate	6	6	-	9	1

With an allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	302	302	24	304	13
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	364	364	88	366	15
Construction	-	-	-	-	-
Home equity	62	62	28	64	4
Consumer non-real estate	--	--	-	--	--

Total:
One-to-four family residential owner occupied	$131	$131	$-	$131	$9
One-to-four family residential non-owner occupied	695	695	24	700	30
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	494	494	88	497	23
Construction	-	-	-	-	-
Home equity	306	306	28	310	18
Consumer non-real estate	6	6	-	9	1

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$861	$861	$-	$867	$16
One-to-four family residential non-owner occupied	424	424	-	427	27
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	38	38	-	38	1
Construction	-	-	-	-	-
Home equity	480	480	-	487	24
Consumer non-real estate	-	-	-	-	-

With an allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	816	816	91	820	32
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	389	389	36	390	16
Construction	-	-	-	-	-
Home equity	97	97	42	99	5
Consumer non-real estate	-	-	-	-	-

Total:
One-to-four family residential owner occupied	$861	$861	$-	$867	$16
One-to-four family residential non-owner occupied	1,240	1,240	91	1,247	59
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	427	427	36	428	17
Construction	-	-	-	-	-
Home equity	577	577	42	586	29
Consumer non-real estate	-	-	-	-	-

At December 31, 2012, the Company had eight loans totaling $618,000 identified as troubled debt restructurings (TDRs).  All eight loans are considered impaired with one loan in the amount of $71,000 on non-accrual status.  Any TDR that is placed on non-accrual is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable. None of the restructurings were made under a government assistance program. These restructurings were allowed in an effort to maximize the Company’s ability to collect on loans where borrowers were experiencing financial difficulty. All the Company’s TDRs as of December 31, 2012 have modifications with terms of interest-only payments for a period of nine months. In some cases the modification terms may include a small payment of principal in addition to interest.  The following tables present the Company’s TDR loans as of December 31, 2012 and 2011 (dollar amounts in thousands):

	December 31, 2012
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	1	$71	$71	$-	$-
One-to-four family residential non-owner occupied	4	302	-	302	10
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	3	245	-	245	1
Consumer non-real estate	-	-	-	-	-
Total	8	$618	$71	$547	$11

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2011
	Number of Contracts	Recorded Investment	Non-Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	1	$71	$71	$-	$-
One-to-four family residential non-owner occupied	5	617	-	617	12
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	3	249	-	249	1
Consumer non-real estate	-	-	-	-	-
Total	9	$937	$71	$866	$13

The contractual aging of the TDRs in the tables above as of December 31, 2012 and 2011 is as follows (in thousands):

		December 31, 2012
	Current & Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$-	$-	$-	$71	$71
One-to-four family residential non-owner occupied	-	-	302	-	302
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	180	65	-	245
Consumer non-real estate	-	-	-	-	-
Total	$-	$180	$367	$71	$618

		December 31, 2011
	Current & Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$-	$-	$-	$71	$71
One-to-four family residential non-owner occupied	310	-	307	-	617
Multi-family residential	-	-	-	-	-
Commercial real estate and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	182	67	-	249
Consumer non-real estate	-	-	-	-	-
Total	$310	$182	$374	$71	$937

During the year ended December 31, 2012 there were no new TDRs identified and one loan identified as TDR at December 31, 2011, in the amount of $310,000, was removed from TDR status during the first quarter of 2012 as the borrower fulfilled the terms of the loan modification and has been making regular payments in accordance with the original loan terms for more than six months.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2012 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off. As of December 31, 2012 all of our loans classified as TDRs were performing in accordance with their modified terms.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2012 and recorded investment in loans receivable as of December 31, 2012 (in thousands):

				December 31, 2012
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Consumer Non-Real Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$114	$351	$26	$148	$35	$83	$1	$47	$805
Charge-offs	--	(103)	--	--	--	(4)	--	--	(107)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	(37)	120	(6)	71	28	(11)	--	(3)	162
Ending balance	$77	$368	$20	$219	$63	$68	$1	$44	$860
Ending balance evaluated
for impairment:
Individually	$--	$24	$--	$88	$--	$28	$--	$--	$140
Collectively	$77	$344	$20	$131	$63	$40	$1	$44	$720
Loans receivable:
Ending balance	$10,272	$35,118	$3,315	$20,595	$9,765	$6,029	$162	$--	$85,256

Ending balance evaluated
for impairment:
Individually	$131	$695	$--	$494	$--	$306	$6	$--	$1,632
Collectively	$10,141	$34,423	$3,315	$20,101	$9,765	$5,723	$156	$--	$83,624

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2011 and recorded investment in loans receivable as of December 31, 2011 (in thousands):

	December 31, 2011
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Consumer Non-Real Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$185	$335	$23	$155	$40	$92	$1	$40	$871
Charge-offs	(93)	(110)	-	-	-	-	-	-	(203)
Recoveries	-	-	-	-	-	-	-	-	--
Provision	22	126	3	(7)	(5)	(9)	-	7	137
Ending balance	$114	$351	$26	$148	$35	$83	$1	$47	$805

Ending balance evaluated for impairment:
Individually	$-	$91	$-	$36	$-	$42	$-	$-	$169

Collectively	$114	$260	$26	$112	$35	$41	$1	$47	$636

Loans receivable:
Ending balance	$12,153	$29,606	$3,715	$19,854	$5,263	$5,491	$100	$-	$76,182

Ending balance evaluated for impairment
Individually	$861	$1,240	$-	$427	$-	$577	$-	$-	$3,105

Collectively	$11,292	$28,366	$3,715	$19,427	$5,263	$4,914	$100	$-	$73,077

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
One-to-four family residential owner occupied	$131	$808
One-to-four family residential non-owner occupied	488	624
Multi-family residential	-	--
Commercial real estate and lines of credit	445	427
Construction	--	--
Home equity	256	256
Consumer non-real estate	--	--
	$1,320	$2,115

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $2.1 million and $3.3 million at December 31, 2012 and 2011, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

For the years ended December 31, 2012 and 2011, approximately $78,000 and $66,000 of interest income was recognized on non-accrual loans. Interest income foregone on non-accrual loans was approximately $22,000 and $83,000 for the years ended December 31, 2012 and 2011, respectively.

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$348	$373	$721	$9,551	$10,272	$242
One-to-four family residential non-owner occupied	1,506	790	2,296	32,822	35,118	302
Multi-family residential	79	-	79	3,236	3,315	-
Commercial real estate and lines of credit	756	657	1,413	19,182	20,595	212
Construction	382	-	382	9,383	9,765	-
Home equity	238	321	559	5,470	6,029	65
Consumer non-real estate	6	-	6	156	162	-
	$3,315	$2,141	$5,456	$79,800	$85,256	$821

	December 31, 2011
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$1,009	$861	$1,870	$10,283	$12,153	$53
One-to-four family residential non-owner occupied	407	993	1,400	28,206	29,606	369
Multi-family residential	-	201	201	3,514	3,715	201
Commercial real estate and lines of credit	1,154	834	1,988	17,866	19,854	407
Construction	80	-	80	5,183	5,263	-
Home equity	524	440	964	4,527	5,491	184
Consumer non-real estate	11	-	11	89	100	-
	$3,185	$3,329	$6,514	$69,668	$76,182	$1,214

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Premises and Equipment

The components of premises and equipment at December 31, 2012 and 2011 are as follows:

	2012	2011
	(In Thousands)
Land	$208	$208
Buildings	883	817
Leasehold improvements	346	39
Furniture, fixtures and equipment	547	330
	1,984	1,394
Accumulated depreciation	(376)	(270)
	$1,608	$1,124

In November 2011, the Company decided to relocate its 607-609 Lakeside Drive office in Southampton, PA to a larger facility at 501 Knowles Avenue in Southampton, PA. On November 14, 2011, the Company entered into a ten year lease agreement for 501 Knowles Avenue with a renewal option for an additional five years. Minimum rental payments began in July 2012.  In connection with the execution of 501 Knowles Avenue lease agreement, the Company terminated its 607-609 Lakeside Drive office lease effective March 31, 2012. The Company moved into its new facility in March 2012. Rent expense under 607-609 Lakeside Drive office leases for each of the years ended December 31, 2012 and 2011 was $8,000 and $33,000, respectively.  Lease expense under the 501 Knowles Avenue lease was $33,000.

Future minimum annual rental payments required under non-cancelable operating leases at December 31, 2012 are as follows (in thousands):

Years ending December 31,
2013	$53
2014	53
2015	53
2016	58
2017	58
Thereafter	250
$525

Note 9 - Deposits

Deposits and the weighted average interest rate at December 31, 2012 and 2011 consist of the following:

	2012		2011
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
		(Dollars in Thousands)
Passbook savings accounts	$2,890	0.25%	$2,943	0.33%
Statement savings accounts	5,843	0.43	6,975	0.62
eSavings accounts	10,604	0.97	3,924	0.99
Certificate of deposit accounts	77,701	1.94	74,683	2.15
	$97,038	1.70%	$88,525	1.92%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 - Deposits (Continued)

A summary of certificates of deposit by maturity at December 31, 2012 is as follows (in thousands):

Years ending December 31:
2013	$30,512
2014	15,137
2015	14,228
2016	7,212
2017	10,612
$77,701

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $33.3 million and $29.9 million at December 31, 2012 and 2011, respectively.

A summary of interest expense for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
	(In Thousands)
Passbook savings accounts	$7	$11
Statement savings accounts	26	44
eSavings accounts	66	28
Certificate of deposit accounts	1,502	1,617
	$1,601	$1,700

Note 10 - Borrowings

The Bank has two line of credit commitments from two different banks totaling $1.5 million.  These lines of credit are demand facilities subject to continued review and modification or suspension at any time.  Advances are secured by certain qualifying assets of the Bank composed of loans.  There were no borrowings under these lines of credit at December 31, 2012 and 2011.  As of December 31, 2012 Quaint Oak Bank has $2.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2012.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $47.0 million.  Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2012 and 2011 (in thousands):

	2012		2011
Maturity Period	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
1 to12 months	$2,000	4.19%	$1,800	3.98%
13 to 24 months	--	--	2,000	4.19%
	$2,000	4.19%	$3,800	4.09%

In June 2009, the Company borrowed $450,000 from a commercial bank to finance the purchase of a building in Allentown, Pennsylvania which serves as the offices for the three new active subsidiaries and a branch banking office which opened in February 2010.  This loan was paid off with no prepayment penalty on November 10, 2011.  The loan had an interest rate of 5.75%, a maturity of July 1, 2014, and was amortizing over 180 months. The loan had a balance $403,000 at the time of payoff.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 - Income Taxes

The components of income tax expense for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(In Thousands)
Federal:
Current	$431	$281
Deferred	85	2
	516	283
State, current	76	71
	$592	$354

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
	(In Thousands)
Federal income tax at statutory rate	$535	$300
State tax, net of federal benefit	50	48
Stock compensation expense	5	5
Other	2	1
	$592	$354

The components of the net deferred tax asset at December 31, 2012 and 2011 are as follows:

	2012	2011
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$292	$276
Stock-based compensation	50	45
Interest on non-accrual loans	4	39
Unrealized loss on investment securities available for sale	--	29
Deferred loan fees	36	13
Organization cost	3	3
Total deferred tax assets	385	405

Deferred tax liabilities:
Unrealized gain on investment securities available for sale	(32)	--
Bank premises and equipment	(135)	(41)
Total deferred tax liabilities	(167)	(41)

Net Deferred Tax Asset	$218	$364

The net deferred tax asset at December 31, 2012 and 2011 of $218,000 and $364,000, respectively, is included in other assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 – Stock Compensation Plans

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

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average price of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2012 and 2011, the Company recognized $111,000 and $82,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2012 and 2011:

	2012	2011
Allocated shares	44,436	33,327
Unreleased shares	66,654	77,763
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$733	$653

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

A summary of the status of the shares under the RRP as of December 31, 2012 and 2011 is as follows:

	2012		2011
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	17,440	$9.05	25,969	$9.05
Granted	--	--	--	--
Vested	(8,546)	9.05	(8,529)	9.05
Forfeited	--	--	--	--
Unvested at the end of the year	8,894	$9.05	17,440	$9.05

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 – Stock Compensation Plans (Continued)

Recognition and Retention Plan (Continued)

Compensation expense on the RRP shares granted is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  Compensation expense was recognized in the amount of $77,000 for each of the years ended December 31, 2012 and 2011.  A tax benefit of approximately $26,000 was recognized during these periods.  As of December 31, 2012, approximately $32,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Compensation Committee of the Board of Directors determined to grant the stock options in May 2008 at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.  Pursuant to the Option Plan, 108,311 stock options were granted to certain officers, employees and directors of the Company in May 2008. Due to forfeiture of stock options by certain employees in addition to unawarded stock options, as of December 31, 2012, 31,293 stock options remain available for future grant.

A summary of option activity under the Company’s Option Plan as of December 31, 2012 and 2011 and changes during the years ended December 31, 2012 and 2011 is as follows:

	2012			2011
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	107,570	$10.00	6.4	107,570	$10.00
Granted	--	--	--	--	--
Exercised	--	--	--	--	--
Forfeited	--	--	--	--	10.00
Outstanding at the end of the period	107,570	$10.00	5.4	107,570	$10.00
Exercisable at the end of the period	85,332	$10.00	5.4	63,999	$10.00

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

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 – Stock Compensation Plans (Continued)

Stock Options (Continued)

stock-price volatility was estimated by considering the Company’s own stock volatility for the period since July 5, 2007, the initial trading date.  The actual future volatility may differ from our historical volatility.

At December 31, 2012, the aggregate intrinsic value of options outstanding was $108,000.   At December 31, 2012, the aggregate intrinsic value of options exercisable was $85,000. There was no intrinsic value of the options outstanding as of December 31, 2011 as all of the outstanding options were at exercise prices greater than the December 31, 2011 stock price. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2012.  This amount changes based on changes in the market value of the Company’s common stock.

Compensation expense was recognized in the amount of $41,000 for each of the years ended December 31, 2012 and 2011.  A tax benefit of approximately $9,000 was recognized during these periods.  As of December 31, 2012, approximately $18,000 in additional compensation expense for awarded options remained unrecognized.  This expense will be recognized over approximately 0.4 years.

Note 13 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2012 and 2011, respectively.

Note 14 - Financial Instruments with Off-Balance Sheet Risk

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

A summary of the Company's financial instrument commitments at December 31, 2012 and 2011 is as follows:

	2012	2011
	(In Thousands)
Commitments to originate loans	$9,853	$1,891
Unfunded commitments under lines of credit	9,246	4,311

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The Company evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company upon

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 - Financial Instruments with Off-Balance Sheet Risk (Continued)

extension of credit, is based on management’s credit evaluation.  Collateral held varies, but includes principally residential and commercial real estate.

The Company terminated its Lakeside Office Park lease in Southampton, PA effective March 31, 2012 when Quaint Oak Bancorp relocated to 501 Knowles Avenue in Southampton, PA.  The Company entered into a ten year lease on this property with a renewal option for an additional five years. Minimum rental commitments for the next five years at December 31, 2012, are summarized as below:

Year	Rental Amount
(In Thousands)
2013	$53
2014	53
2015	53
2016	58
2017	58
Thereafter	250
$525

Note 15 - Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2012 that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2012 and 2011 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 - Regulatory Matters (Continued)
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2012:			(Dollars in Thousands)
Total capital (to risk-weighted assets)	$16,053	22.27%	$	≥5,766	≥8.00%	$	≥7,207	≥10.00%
Tier 1 capital (to risk-weighted assets)	15,193	21.08		≥2,883	≥4.00		≥4,324	≥ 6.00
Tier 1 capital (to average assets)	15,193	13.58		≥4,476	≥4.00		≥5,595	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2011:
Total capital (to risk-weighted assets)	$15,027	22.77%	$	≥5,279	≥8.00%	$	≥6,598	≥10.00%
Tier 1 capital (to risk-weighted assets)	14,222	21.55		≥2,639	≥4.00		≥3,959	≥ 6.00
Tier 1 capital (to average assets)	14,222	13.23		≥4,300	≥4.00		≥5,375	≥ 5.00

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

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments

Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair value estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.

Fair value is determined at one point in time and is not representative of future value. These amounts do not reflect the total value of a going concern organization. Management does not have the intention to dispose of a significant portion of its assets and liabilities and therefore, the unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following is a discussion of assets and liabilities measured at fair value on a recurring basis and valuation techniques applied:

Investment and Mortgage-Backed Securities Available-For-Sale: The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

We may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with US GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Impaired Loans: Impaired loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans less estimated costs to sell. Collateral is primarily in the form of real estate. The use of independent appraisals, discounted cash flow models and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within level 3 of the fair value hierarchy.

Other Real Estate Owned: Other real estate owned is carried at the lower of the investment in the real estate or the fair value of the real estate less estimated selling costs. The use of independent appraisals and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and therefore other real estate owned is classified within level 3 of the fair value hierarchy.

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2012 (in thousands):

	December 31, 2012
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
U.S. Government agency securities	$501	$-	$501	$-
Corporate securities	1,826	1,826	-	-
Short-term bond fund	1,142	1,142	-	-
Limited-term bond fund	525	525	-	-
Total investment securities available for sale	$3,994	$3,493	$501	$-
Total recurring fair value measurements	$3,994	$3,493	$501	$-

Nonrecurring fair value measurements
Impaired loans	$588	$-	$-	$588

Other real estate owned	170	-	-	170
Total nonrecurring fair value measurements	$758	$-	$-	$758

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	December 31, 2011
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
U.S. Government agency securities	$3,457	$-	$3,457	$-
Corporate securities	1,668	1,668	-	-
Short-term bond fund	1,070	1,070	-	-
Limited-term bond fund	512	512	-	-
Total investment securities available for sale	$6,707	$3,250	$3,457	$-
Total recurring fair value measurements	$6,707	$3,250	$3,457	$-

Nonrecurring fair value measurements
Impaired loans	$1,133	$-	$-	$1,133

Other real estate owned	185	-	-	185
Total nonrecurring fair value measurements	$1,318	$-	$-	$1,318

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used level 3 inputs to determine fair value as of December 31, 2012 (in thousands):

	December 31, 2012
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$588	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to -58% (-18%) (-8%)
			Liquidation expenses (2)	(-8%)

Other real estate owned	$170	Appraisal of collateral (1) (3)	Liquidation expenses (2)	(-8%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

(3)	Includes qualitative adjustments by management and estimated liquidation expenses.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2012 and December 31, 2011 (in thousands):

			Fair Value Measurements at
			December 31, 2012
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$12,400	$12,400	$12,400	$-	$-
Investment in interest-earning time deposits	8,132	8,234	-	8,234	-
Investment securities available for sale	3,994	3,994	3,493	501	-
Loans held for sale	4,875	5,053	-	5,053	-
Loans receivable, net	84,291	86,503	-	-	86,503
Accrued interest receivable	657	657	657	-	-
Investment in FHLB stock	437	437	-	437	-

Financial Liabilities
Deposits	97,038	98,279	19,337	78,942	-
FHLB advances, short-term	2,000	2,000	-	2,000	-
Accrued interest payable	81	81	81	-	-

			Fair Value Measurements at
			December 31, 2011
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$11,687	$11,687	$11,687	$-	$-
Investment in interest-earning time deposits	8,082	8,178	-	8,178	-
Investment securities available for sale	6,707	6,707	3,250	3,457	-
Mortgage-backed securities held to maturity	3,888	4,248	-	4,248	-
Loans held for sale	413	418	-	5,053	-
Loans receivable, net	75,339	77,005	-	-	77,005
Accrued interest receivable	543	543	543	-	-
Investment in FHLB stock	616	616	-	616	-

Financial Liabilities
Deposits	88,525	90,106	13,842	76,264	-
FHLB advances, long-term	2,000	2,105	-	2,105	-
FHLB advances, short-term	1,800	1,800	-	1,800	-
Accrued interest payable	98	98	98	-	-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following methods and assumptions were used to measure the fair value of financial instruments recorded at cost on the Company’s consolidated balance sheets:

Cash and Cash Equivalents.  The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Interest-Earning Time Deposits. Fair values for interest-earning time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits. The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Loans Held for Sale.  Fair values of loans held for sale are based on commitments on hand from investors at prevailing market rates.

Loans Receivable, Net.  The fair values of loans are estimated using discounted cash flow methodology.  The discount rates take into account interest rates currently being offered to customers for loans with similar terms, the credit risk associated with the loan and market factors, including liquidity.  The valuation of the loan portfolio reflects discounts that the Company believes are consistent with transactions occurring in the market place for both performing and distressed loan types.  The carrying value that fair value is compared to is net of the allowance for loan losses and other associated premiums and discounts.  Due to the significant judgment involved in evaluating credit quality, loans are classified with level 3 of the fair value hierarchy.

Accrued Interest Receivable.  The carrying amount of accrued interest receivable approximates its fair value.

Federal Home Loan Bank Stock.  The carrying amount of restricted investment in Federal Home Loan Bank stock approximates fair value, and considers the limited marketability of such securities.

Deposits.  The carrying amount is considered a reasonable estimate of fair value for demand savings deposit accounts.  The fair value of fixed maturity certificates of deposit is estimated by a discounted cash flow method using the rates currently offered for deposits of similar maturities.

Federal Home Loan Bank Borrowings.  Fair values of FHLB advances are estimated based on rates currently available to the Company for similar terms and remaining maturities.

Accrued Interest Receivable.  The carrying amount of accrued interest payable approximates its fair value.

Off-Balance Sheet Financial Instruments.  Off-balance sheet financial instruments consist of commitments to extend credit.  Fair values for commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present credit standing of the counterparties.  The estimated fair value of the commitments to extend credit are insignificant and therefore are not presented in the above table.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2012	2011
Assets
Cash and cash equivalents	$521	$516
Investment in Quaint Oak Bank	15,253	14,178
Premises and equipment, net	1,020	973
Other assets	61	44
Total Assets	$16,855	$15,711

Liabilities and Stockholders’ Equity
Other liabilities	$18	$15
Stockholders’ equity	16,837	15,696
Total Liabilities and Stockholders’ Equity	$16,855	$15,711

Statements of Income

	For the Year Ended December 31,
	2012	2011
Income
Interest income	$3	$6
Rental income	84	79
Total Income	87	85

Expenses
Occupancy and equipment expense	60	87
Other expenses	90	76
Total Expenses	150	163

Net Loss Before Income Taxes	(63)	(78)
Equity in Undistributed Net Income of Subsidiary	1,023	581
Income Tax Benefit	21	25
Net Income	$981	$528

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2012	2011

Operating Activities
Net income	$981	$528
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(1,023)	(581)
Depreciation expense	22	21
Stock-based compensation expense	294	201
Increase in other assets	(17)	(4)
Increase in other liabilities	3	63
Net cash provided by operating activities	260	228

Investing Activities
Net decrease in investment in interest-earning time deposits	--	513
Purchase of property and equipment	(69)	(9)
Net cash (used in) provided by investing activities	(69)	504

Financing Activities
Repayment of other borrowings	--	(423)
Dividends paid	(153)	(134)
Purchase of treasury stock	(33)	(47)
Net cash used in financing activities	(186)	(604)

Net Increase in Cash and Cash Equivalents	5	128
Cash and Cash Equivalents-Beginning of Year	516	388
Cash and Cash Equivalents-End of Year	$521	$516

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania
Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta Huntingdon Valley, Pennsylvania
George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania
John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty Philadelphia, Pennsylvania

Executive Officers
Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Chief Risk Officer, Compliance Officer, Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer

BANKING LOCATIONS

Main Office		Lehigh Valley Office

501 Knowles Avenue		1710 Union Boulevard
Southampton, Pennsylvania		Allentown, PA 18109
(215) 364-4059		(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com