Form 10-K, Exhibit 13
period 2013-12-31
QUAINT OAK BANCORP INC
filed 2014-03-27
CIK 1391933

EXHIBIT 13.0

2013 Annual Report

to Shareholders

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2013 Annual Report to Shareholders.  Fiscal 2013 ended on a positive note as we recorded our largest quarterly increase in net income for the year in the fourth quarter. We believe we are seeing further evidence of a recovery in our market area and are hopeful for continued improvement during 2014.

Some of the highlights of the past year include:

●     Expanding our loan production and increasing our outstanding portfolio loan balances by over $22.5 million.

●     Funding loan growth by utilizing additional low cost advances from the Federal Home Loan Bank of $3.5 million and increasing deposits by over $6.2 million, with a continuing decline in deposit rates contributing to a lower cost of funds.

●     Reducing lower yielding cash investments by over $6.2 million and lower yielding investment securities by over $2.3 million.

●     Continuing to focus on the resolution of non-performing loans which resulted in a reduction from 2.54% to 1.79% of non-performing loans as a percentage of net loans year over year.  Our non-performing assets as a percentage of total assets remained constant from 1.97% to 1.95% on a year over year basis.

We have always possessed certain niche lending strengths.  Those strengths include CRE term loans, small construction & rehabilitation loans and investment property loans.  We are now positioned to expand on those strengths with complementary loan and deposit products.  We have added personnel to expand our SBA lending along with small business C&I lending.  Expansion of our deposit offerings is designed to accommodate these additional lending business lines.  The implementation of these changes has begun and we expect to continue their development and execution in 2014.  Our investment in hiring experienced revenue producers has been fruitful and our intention is to continue this practice.  We now are at a point where market expansion is necessary and corresponds with our growth plan.

Our position toward stock repurchases during 2013 has been aggressive.  We repurchased 35,972 shares during the year ended December 31, 2013.  We added additional purchases of 30,200 shares through March 21, 2014.  In order to provide cash for the continuation of the repurchase plans, in the fourth quarter of 2013, we applied for and received regulatory authority to dividend up to $1.0 million from Quaint Oak Bank to Quaint Oak Bancorp.  In the first quarter of 2014 we completed our third stock repurchase program and our Board of Directors approved a fourth repurchase plan.

As an additional benefit of stock ownership, we have been fortunate to have the capability to increase our dividend rate each year since initiating the payment of dividends.  We trust future earnings will permit a continuation of this practice.

As always, in conjunction with maintaining a strong repurchase plan, our current and continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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

	At or For the Years Ended December 31,
	2013	2012

(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$127,427	$117,375
Cash and cash equivalents	6,184	12,400
Investment in interest-earning time deposits	7,633	8,132
Investment securities available for sale at fair value (cost-2013 $1,708; 2012 $3,902)	1,680	3,994
Loans held for sale	1,098	4,875
Loans receivable, net	106,887	84,291
Federal Home Loan Bank stock, at cost	421	437
Bank premises and equipment, net	1,637	1,608
Deposits	103,324	97,038
Federal Home Loan Bank advances	5,500	2,000
Stockholders’ Equity	16,986	16,837

Selected Operating Data:
Total interest income	$6,290	$5,836
Total interest expense	1,682	1,720
Net interest income	4,608	4,116
Provision for loan losses	240	162
Net interest income after provision for loan losses	4,368	3,954
Total non-interest income	1,497	1,510
Total non-interest expense	4,746	3,891
Income before income taxes	1,119	1,573
Income taxes	417	592
Net income	$702	$981

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.39%	5.58%
Average rate on interest-bearing liabilities	1.61	1.88
Average interest rate spread(2)	3.78	3.70
Net interest margin(2)	3.95	3.94
Average interest-earning assets to average interest-bearing liabilities	111.87	114.13
Net interest income after provision for loan losses to non-interest expense	92.04	101.62
Total non-interest expense to average assets	3.88	3.57
Efficiency ratio(3)	77.74	69.16
Return on average assets	0.57	0.90
Return on average equity	4.15	6.04
Average equity to average assets	13.84	14.93

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	1.79%	2.54%
Non-performing assets as a percent of total assets(5)	1.95	1.97
Non-performing assets and troubled debt restructurings as a percent of total assets	2.60	2.12
Allowance for loan losses as a percent of non-performing loans	49.19	40.17
Allowance for loan losses as a percent of total loans receivable	0.87	1.01
Net charge-offs to average loans receivable	0.16	0.13

Capital Ratios(4):
Tier 1 leverage ratio	12.70%	13.58%
Tier 1 risk-based capital ratio	17.68	21.08
Total risk-based capital ratio	18.75	22.27
___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2013 and 2012.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 23.9% at December 31, 2013.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2013, certificates of deposit amounted to 63.0% of total assets compared to 66.2% of total assets at December 31, 2012.  Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts.  In conjunction with the expansion of our commercial lending activities, we expect to begin offering a commercial checking account product in 2014.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2013 and December 31, 2012

General. The Company’s total assets at December 31, 2013 were $127.4 million, an increase of $10.1 million, or 8.6%, from $117.4 million at December 31, 2012.  This growth in total assets was primarily due to an increase in loans receivable, net of $22.6 million.  Offsetting this increase were decreases in cash and cash equivalents of $6.2 million, loans held for sale of $3.8 million, investment securities available for sale of $2.3 million, and investment in interest-earning time deposits of $499,000.  The liquidity resulting from these decreases, when combined with the $6.3 million increase in deposits and the $3.5 million increase in Federal Home Loan Bank advances, was used to fund loan growth.

Cash and Cash Equivalents. Cash and cash equivalents decreased $6.2 million, or 50.1%, from $12.4 million at December 31, 2012 to $6.2 million at December 31, 2013 as excess liquidity was used to fund loans.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits decreased $499,000, or 6.1%, from $8.1 million at December 31, 2012 to $7.6 million at December 31, 2013 primarily due to the maturity and redemption of two time deposits.  The Company used these funds to fund loans.  At December 31, 2013, $3.0 million of interest-earning time deposits are scheduled to mature in one year or less.

Loans Held for Sale.  Loans held for sale decreased $3.8 million to $1.1 million at December 31, 2013 from $4.9 million at December 31, 2012 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $43.8 million of one-to-four family residential loans during the period ending December 31, 2013 and sold $47.6 million of loans in the secondary market during this same period.

Loans Receivable, Net.  Loans receivable, net, increased $22.6 million, or 26.8%, to $106.9 million at December 31, 2013 from $84.3 million December 31, 2012.  This increase was funded primarily from excess liquidity in cash and cash equivalents and deposits.  Increases within the portfolio occurred in the one-to-four family residential non-owner occupied loans which increased $8.4 million, or 23.8%, commercial real estate loans which increased $7.2 million, or 38.3%, construction loan category which increased $6.3 million, or 64.2%, and multi-family residential loans which increased $2.7 million, or 81.7%.  These increases were partially offset by decreases of $1.4 million, or 13.4%, in residential mortgage one-to-four family owner occupied loans and $347,000, or 5.8%, in home equity loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Premises and Equipment, Net.  Premises and equipment, net, increased $29,000, or 1.8%, to $1.64 million at December 31, 2013 from $1.61 million at December 31, 2012 primarily due to the capital expenditures made in connection with the Company’s upgrade of its core processing computer system.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $574,000 at December 31, 2013, consisting of six properties.  This compares to three properties that totaled $170,000 at December 31, 2012.  During the quarter-ended December 31, 2013, a property that had been collateral for a loan previously classified as non-accrual was transferred to OREO.  In conjunction with this transfer, $15,000 of the outstanding loan balance was charged-off through the allowance for loan losses. For the year ended December 31, 2013, the Company transferred five properties into OREO totaling $471,000, made $48,000 of capital improvements to the properties, and sold two properties totaling $115,000.

Deposits. Total interest-bearing deposits increased $6.3 million, or 6.5%, to $103.3 million at December 31, 2013 from $97.0 million at December 31, 2012. This increase in deposits was primarily attributable to increases of $4.3 million in eSavings accounts and $2.5 million in certificates of deposit.  These increases were offset by a $347,000 decrease in statement savings accounts and a $235,000 decrease in passbook savings accounts. The increase in eSavings accounts and certificates of deposit was primarily due to the competitive interest rates offered by the Bank and investors continuing to seek the safety of insured bank deposits.

Federal Home Loan Bank Advances. Total Federal Home Loan Bank advances increased $3.5 million, or 175.0%, to $5.5 million at December 31, 2013 from $2.0 million at December 31, 2012.  During the year, the Company made $2.0 million in scheduled repayments and borrowed $5.5 million in overnight funding during the quarter ended December 31, 2013 to fund loan demand.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stockholders’ Equity.  Total stockholders’ equity increased $149,000 to $17.0 million at December 31, 2013 from $16.8 million at December 31, 2012. Contributing to the increase was net income for the year ended December 31, 2013 of $702,000, amortization of stock awards and options under our stock compensation plans of $128,000, and common stock earned by participants in the employee stock ownership plan of $145,000.  These increases were offset by the purchase of 35,972 shares of the Company’s stock as part of the Company’s stock repurchase programs, for an aggregate purchase price of $563,000, dividends paid of $185,000, and a decrease in accumulated other comprehensive income of $78,000.

Comparison of Operating Results for the Years Ended December 31, 2013 and 2012

General.  Net income amounted to $702,000 for the year ended December 31, 2013 compared to $981,000 for the year ended December 31, 2012.  The $279,000, or 28.4% decrease was primarily the result of an increase in non-interest expense of $855,000, an increase of $78,000 in the provision for loan losses, and a decrease in non-interest income of $13,000, partially offset by an increase in net interest income of $492,000 and a decrease in the provision for income taxes of $175,000.

 Net Interest Income.  Net interest income increased $492,000, or 12.0%, to $4.6 million for the year ended December 31, 2013 from $4.1 million for the year ended December 31, 2012.  The increase was driven by a $454,000, or 7.8% increase in interest income and a $38,000, or 2.2% decrease in interest expense.

Interest Income.  Interest income increased $454,000, or 7.8%, to $6.3 million for the year ended December 31, 2013 from $5.8 million for the year ended December 31, 2012.  The increase in interest income was primarily due to a $14.0 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $82.4 million for the year ended December 31, 2012 to an average balance of $96.4 million for the year ended December 31, 2013, which had the effect of increasing interest income $924,000.  Offsetting this increase was a 35 basis point decline in the yield on average loans receivable, net, including loans held for sale, from 6.62% for the year ended December 31, 2012 to 6.27% for the year ended December 31, 2013, which had the effect of decreasing interest income by $294,000, and a 30 basis point decline in the yield on average short-term investments and investment securities available for sale from 1.54%  for the year ended December 31, 2012 to 1.24% for same period in 2013, which had the effect of decreasing interest income $63,000.  Also offsetting the increase in interest income was the $1.1 million decrease in average mortgage-backed securities held to maturity which had the effect of decreasing interest income $53,000. The decrease in average mortgage-backed securities held to maturity for the year ended December 31, 2013 was due to the sale of mortgage-backed securities in the second quarter of 2012 after their transfer to the available for sale category at the end of the first quarter of 2012.

Interest Expense.  Interest expense decreased $38,000, or 2.2%, to $1.68 million for the year ended December 31, 2013 compared to $1.72 million for the year ended December 31, 2012.  The decrease in interest expense was primarily attributable to a 27 basis point decline in the overall cost of average interest-bearing liabilities from 1.88% for the year ended December 31, 2012 to 1.61% for the for the year ended December 31, 2013, which had the effect of decreasing interest expense by $196,000.  This decrease due to rate combined with a decrease of $1.4 million in average FHLB advances had the effect of decreasing interest expense by $57,000.  These decreases were offset by an increase of $7.9 million in average certificates of deposits which had the effect of increasing interest expense by $162,000, and an increase of $6.8 million in average eSavings accounts which had the effect of increasing interest expense by $65,000.

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

	Year Ended December 31,
	2013			2012
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars In Thousands)
Short-term investments and investment securities	$20,242	$252	1.24%	$21,062	$325	1.54%
Mortgage-backed securities	--	--	--	1,106	53	4.79
Loans receivable, net (1) (2)	96,358	6,038	6.27	82,407	5,458	6.62
Total interest-earning assets	116,600	6,290	5.39%	104,575	5,836	5.58%
Non-interest-earning assets	5,587			4,284
Total assets	$122,187			$108,859
Interest-bearing liabilities:
Passbook accounts	$2,783	5	0.18%	$2,878	7	0.24%
Statement savings accounts	5,512	21	0.38	6,130	26	0.42
eSavings accounts	13,547	103	0.76	6,753	66	0.98
Certificate of deposit accounts	80,901	1,511	1.87	73,025	1,502	2.06
Total deposits	102,743	1,640	1.60	88,786	1,601	1.80
FHLB advances	1,486	42	2.83	2,842	119	4.19
Total interest-bearing liabilities	104,229	1,682	1.61%	91,628	1,720	1.88%
Non-interest-bearing liabilities	1,043			978
Total liabilities	105,272			92,606
Stockholders’ Equity	16,915			16,253
Total liabilities and Stockholders’ Equity	$122,187			$108,859
Net interest-earning assets	$12,371			$12,947
Net interest income; average interest rate spread		$4,608	3.78%		$4,116	3.70%
Net interest margin (3)			3.95%			3.94%
Average interest-earning assets to average interest-bearing liabilities			111.87%			114.13%
_______________________
(1)           Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)	Equals net interest income divided by average interest-earning assets.

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

	2013 vs. 2012				2012 vs. 2011
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Short-term investments and investment securities	$(63)	$(13)	$3	$(73)	$58	$(18)	$(3)	$37
Mortgage-backed securities	--	(53)	--	(53)	(1)	(171)	1	(171)
Loans receivable (1) (2)	(294)	924	(50)	580	(53)	498	(5)	440
Total interest-earning assets	(357)	858	(47)	454	4	309	(7)	306
Interest expense:
Passbook accounts	(2)	--	--	(2)	(3)	(1)	--	(4)
Statement savings accounts	(3)	(2)	--	(5)	(15)	(5)	2	(18)
eSavings accounts	(14)	65	(14)	37	--	38	--	38
Certificate accounts	(138)	162	(15)	9	(126)	12	(1)	(115)
Total deposits	(157)	225	(29)	39	(144)	44	1	(99)
FHLB advances	(39)	(57)	19	(77)	8	(73)	(3)	(68)
Other borrowings	--	--	--	--	--	(22)	--	(22)
Total interest-bearing liabilities	(196)	168	(10)	(38)	(136)	(51)	(2)	(189)
Increase (decrease) in net interest income	$(161)	$690	$(37)	$492	$140	$360	$(5)	$495

_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $78,000, or 48.1%, from $162,000 for the year ended December 31, 2012 to $240,000 for the year ended December 31, 2013, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2013.

Non-performing loans amounted to $1.9 million, or 1.79% of net loans receivable at December 31, 2013, consisting of seventeen loans, ten of which are on non-accrual status and seven of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $2.1 million, or 2.54% of net loans receivable at December 31, 2012, consisting of twenty-six loans, seventeen of which were on non-accrual status and nine of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2013 include seven one-to-four family non-owner occupied residential loans, five commercial real estate loans, three one-to-four family owner-occupied residential loans, one multi-family residential loan, and one home equity loan, and all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2013, three loans were placed on non-accrual status resulting in the reversal of approximately $14,000 of previously accrued interest income and five loans that were on non-accrual were returned to accrual status resulting in approximately $64,000 of previously reversed interest income being taken back into income.  In addition, one loan that was on non-accrual was transferred to other real estate owned.  At December 31, 2013, the Company had thirteen loans totaling $1.1 million that were identified as troubled debt restructurings. Nine of these loans totaling $733,000 were performing in accordance with their modified terms, three loans totaling $264,000 were on non-accrual, and one loan in the amount of $97,000 was 31 days delinquent.  The allowance for loan losses as a percent of total loans receivable was 0.87% at December 31, 2013 and 1.01% at December 31, 2012.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other real estate owned (OREO) amounted to $574,000 at December 31, 2013, consisting of six properties.  This compares to three properties that totaled $170,000 at December 31, 2012.  During the quarter-ended December 31, 2013, a property that had been collateral for a loan previously classified as non-accrual was transferred to OREO.  In conjunction with this transfer, $15,000 of the outstanding loan balance was charged-off through the allowance for loan losses. For the year ended December 31, 2013, the Company transferred five properties into OREO totaling $471,000, made $48,000 of capital improvements to the properties, and sold two properties totaling $115,000.  Non-performing assets amounted to $2.5 million, or 1.95% of total assets at December 31, 2013 compared to $2.3 million, or 1.97% of total assets at December 31, 2012.

Non-Interest Income.  Non-interest income decreased 13,000, or 0.9%, from $1.51 million for the year ended December 31, 2012 to $1.50 million for the year ended December 31, 2013.  The decrease was primarily attributable to a $243,000 decrease in the gains on sale of investment securities, a $36,000 decrease in other income, a $32,000 decrease in the gain on the sale of an SBA loan, and a $30,000 decrease in gain on the sale of other real estate owned.  These decreases were partially offset by a $152,000 increase in net gains on the sales of loans, a $130,000 increase in fee income generated by Quaint Oak Bank’s mortgage banking and title abstract subsidiaries, and a $46,000 increase in other fees and service charges.

Non-Interest Expense.  Non-interest expense increased $855,000, or 22.0%, from $3.9 million for the year ended December 31, 2012 to $4.7 million for the year ended December 31, 2013.  Salaries and employee benefits expense accounted for $634,000 of the change as this expense increased 27.8%, from $2.3 million for the year ended December 31, 2012 to $2.9 million for the year ended December 31, 2013 due primarily to increased staff as the Company continues to expand its mortgage banking and lending operations.  Occupancy and equipment expense accounted for $138,000 of the change as this expense increased 39.8%, from $347,000 for the year ended December 31, 2012 to $485,000 for the year ended December 31, 2013.  This year over year increase was primarily related to the move of our Delaware Valley office in March 2012 from 607 Lakeside Office Park, Southampton, PA to a larger facility at 501 Knowles Avenue, Southampton, PA and computer system upgrades.  Professional fees accounted for $80,000 of the change as this expense increased 18.0%, from $444,000 for the year ended December 31, 2012 to $524,000 for the year ended December 31, 2013, due primarily to costs related to compliance and loan collections.  Other expense accounted for $65,000 of the change as this expense category increased 20.6% from $315,000 for the year ended December 31, 2012 to $380,000 for the year ended December 31, 2013, due primarily to expenses incurred with respect to recruiting, education and insurance.  Advertising expense increased $13,000, or 19.4%, from $67,000 for the year ended December 31, 2012 to $80,000 for the year ended December 31, 2013, due primarily to increased loan advertising.  Offsetting these increases was a decrease in other real estate owned expense which declined $45,000, or 49.5% from $91,000 for the year ended December 31, 2012 to $46,000 for the year ended December 31, 2013.  This year over year decrease was primarily due to more efficient management of OREO properties owned by the Bank.  Also offsetting the increases in non-interest expense was a decrease in in FDIC deposit insurance expense which declined $29,000, or 23.0% from $126,000 for the year ended December 31, 2012 to $97,000 for the year ended December 31, 2013, primarily attributable to a refund of unused prepaid assessment credits during the quarter ended June 30, 2013.

Provision for Income Tax.  The provision for income tax decreased $175,000, or 29.6%,  from $592,000 for the year ended December 31, 2012 to $417,000 for the year ended December 31, 2013 due primarily to the decrease in pre-tax income as our effective tax rate remained relatively consistent at 37.3% for the 2013 fiscal year compared to 37.6% for the comparable fiscal year in 2012.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2013 and 2012, certificates of deposit amounted to $80.2 million and $77.7 million, respectively, or 63.0% and 66.2%, respectively, of total assets at such dates.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gap Analysis.The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 18.5% at December 31, 2013, compared to 26.4% at December 31, 2012.  We have become less asset sensitive in 2013 compared to 2012 primarily due to the decrease in short-term investments and investment securities as these funds were used to fund loan growth, and the increase in short-term Federal Home Loan Bank borrowings.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2013, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2013, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Office of Thrift Supervision annual prepayment rates as of December 31, 2011 are applied to loans.  Statement and eSavings accounts and other passbook accounts are assumed to have annual rates of withdrawal, or "decay rates," of 40% and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$21,930	$38,073	$7,913	$8,980	$31,212	$108,108
Loans held for sale	1,098	--	--	--	--	1,098
Short-term investments and investment securities	2,199	2,038	3,579	1,011	1,709	10,536
Investment in Federal Home Loan Bank stock	--	--	--	--	421	421
Total interest-earning assets	$25,227	$40,111	$11,492	$9,991	$33,342	$120,171

Interest-bearing liabilities:
Passbook accounts	$266	$266	$1,593	$265	$265	$2,655
Statement savings accounts	1,099	1,099	2,198	550	550	5,496
eSavings accounts	2,988	2,988	5,974	1,494	1,494	14,938
Escrow accounts	408	816	--	--	--	1,224
Certificate accounts	7,152	19,222	29,293	24,568	--	80,235
FHLB advances	5,500	--	--	--	--	5,500
Total interest-bearing liabilities	$17,413	$24,391	$39,058	$26,877	$2,309	$110,048

Interest-earning assets less interest-bearing liabilities	$7,814	$15,720	$(27,566)	$(16,886)	$31,033

Cumulative interest-rate sensitivity gap (3)	$7,814	$23,534	$(4,032)	$(20,918)	$10,115

Cumulative interest-rate gap as a percentage of total assets at December 31, 2013	6.1%	18.5%	(3.2)%	(16.4)%	7.9%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2013	144.9%	156.3%	95.0%	80.6%	109.2%
_____________________
(1)
Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses and deferred loan fees.
(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2013, the Company's cash and cash equivalents amounted to $6.2 million.  At such date, the Company also had $3.0 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2013, Quaint Oak Bank had outstanding commitments to originate loans of $6.4 million and commitments under unused lines of credit of $16.5 million.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2013, certificates of deposit scheduled to mature in less than one year totaled $26.4 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2013, we had $5.5 million of advances from the Federal Home Loan Bank of Pittsburgh and had $49.7 million in borrowing capacity.  In addition, as of December 31, 2013 Quaint Oak Bank had $1.8 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2013.  Quaint Oak Bank currently has two additional line of credit commitments with two different banks totaling $1.5 million.  There were no borrowings under these lines of credit at December 31, 2013.

Our stockholders’ equity amounted to $17.0 million at December 31, 2013, an increase of $149,000, or 0.9% from $16.8 million at December 31, 2012. Contributing to the increase was net income for the year ended December 31, 2013 of $702,000, amortization of stock awards and options under our stock compensation plans of $128,000, and common stock earned by participants in the employee stock ownership plan of $145,000.  These increases were offset by the purchase of 35,972 shares of the Company’s stock as part of the Company’s stock repurchase programs, for an aggregate purchase price of $563,000, dividends paid of $185,000, and a decrease in accumulated other comprehensive income of $78,000.  For further discussion of the stock compensation plans, see Note 13 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2013, Quaint Oak Bank exceeded each of its capital requirements with ratios of 12.70%, 17.68% and 18.75%, respectively. As a savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 16 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments. At December 31, 2013, we had unfunded commitments under lines of credit of $16.5 million and $6.4 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2013.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Lease agreements	$540	$93	$132	$123	$192
Certificates of deposit	80,235	26,374	29,294	24,567	--
FHLB advances	5,500	5,500	--	--	--
Total contractual obligations	$86,275	$31,967	$29,426	$24,690	$192

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of Quaint Oak Bancorp, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2012, and for the year then ended were audited by other auditors and whose report, dated March 27, 2013, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Quaint Oak Bancorp, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Quaint Oak Bancorp, Inc.’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2013 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2013, and the results of their operations and their cash flows for each of the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania
March 27, 2014

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheet of Quaint Oak Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year then ended. Quaint Oak Bancorp, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reading, Pennsylvania
March 27, 2013

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31,
	2013	2012
ASSETS	(In thousands, except share data)

Due from banks, non-interest-bearing	$4,989	$1,629
Due from banks, interest-bearing	1,195	10,771
Cash and cash equivalents	6,184	12,400

Investment in interest-earning time deposits	7,633	8,132
Investment securities available for sale	1,680	3,994
Loans held for sale	1,098	4,875
Loans receivable, net of allowance for loan losses (2013 $941; 2012 $860)	106,887	84,291
Accrued interest receivable	735	657
Investment in Federal Home Loan Bank stock, at cost	421	437
Premises and equipment, net	1,637	1,608
Other real estate owned, net	574	170
Prepaid expenses and other assets	578	811

Total Assets	$127,427	$117,375

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits, interest-bearing	$103,324	$97,038
Federal Home Loan Bank advances	5,500	2,000
Accrued interest payable	77	81
Advances from borrowers for taxes and insurance	1,224	991
Accrued expenses and other liabilities	316	428
Total Liabilities	110,441	100,538

STOCKHOLDERS' EQUITY
Preferred stock– $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued;
947,849 and 983,821 outstanding at December 31, 2013 and December 31, 2012, respectively	14	14
Additional paid-in capital	13,665	13,559
Treasury stock, at cost (2013 440,776 shares; 2012 404,804 shares)	(4,279)	(3,716)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(536)	(623)
Recognition & Retention Plan Trust (RRP)	(120)	(200)
Accumulated other comprehensive income (loss)	(18)	60
Retained earnings	8,260	7,743
Total Stockholders' Equity	16,986	16,837

Total Liabilities and Stockholders’ Equity	$127,427	$117,375

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2013	2012
Interest Income	(In thousands, except share data)

Interest on loans	$6,038	$5,458
Interest and dividends on short-term investments and investment securities	252	378
Total Interest Income	6,290	5,836

Interest Expense

Interest on deposits	1,640	1,601
Interest on Federal Home Loan Bank advances	42	119
Total Interest Expense	1,682	1,720

Net Interest Income	4,608	4,116

Provision for Loan Losses	240	162

Net Interest Income after Provision for Loan Losses	4,368	3,954

Non-Interest Income

Mortgage banking and title abstract fees	471	341
Other fees and services charges	101	55
Net gain on the sales of loans	832	680
Gain on the sale of SBA loan	--	32
Gain on the sales of investment securities	88	331
Gain (loss) on sale of other real estate owned	(23)	7
Other	28	64
Total Non-Interest Income, net	1,497	1,510

Non-Interest Expense

Salaries and employee benefits	2,912	2,278
Directors’ fees and expenses	222	223
Occupancy and equipment	485	347
Professional fees	524	444
FDIC deposit insurance assessment	97	126
Other real estate owned expenses	46	91
Advertising	80	67
Other	380	315
Total Non-Interest Expense	4,746	3,891

Income before Income Taxes	1,119	1,573

Income Taxes	417	592

Net Income	$702	$981

Earnings per share – basic	$0.79	$1.10
Average shares outstanding - basic	889,190	888,008
Earnings per share - diluted	$0.76	$1.10
Average shares outstanding - diluted	927,270	892,834

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2013	2012
	(In Thousands)
Net Income	$702	$981

Other Comprehensive Income (Loss):
Unrealized gains (losses) on investment securities available-for-sale	(31)	157
Income tax effect	11	(54)
Reclassification adjustment for transfer of investment securities from held-to-maturity to available-for-sale	--	351
Income tax effect	--	(120)
Reclassification adjustment for gains on sale of investment securities included in net income	(88)	(331)
Income tax effect	30	113
Net other comprehensive income (loss)	(78)	116

Total Comprehensive Income	$624	$1,097

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In thousands, except share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – DECEMBER 31, 2011	987,126	$14	$13,513	$(3,683)	$(1,007)	$(56)	$6,915	$15,696

Common stock allocated by ESOP			7		104			111

Treasury stock purchased	(3,305)			(33)				(33)

Stock based compensation expense			119					119

Release of 8,546 Vested RRP Shares			(80)		80			--

Cash dividends declared ($0.155 per share)							(153)	(153)

Net income							981	981

Other comprehensive income, net						116		116

BALANCE – DECEMBER 31, 2012	983,821	$14	$13,559	$(3,716)	$(823)	$60	$7,743	$16,837

Common stock allocated by ESOP			58		87			145

Treasury stock purchased	(35,972)			(563)				(563)

Stock based compensation expense			128					128

Release of 8,544 Vested RRP Shares			(80)		80			--

Cash dividends declared ($0.190 per share)							(185)	(185)

Net income							702	702

Other comprehensive loss, net						(78)		(78)

BALANCE – DECEMBER 31, 2013	947,849	$14	$13,665	$(4,279)	$(656)	$(18)	$8,260	$16,986

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2013	2012
	(In Thousands)
Cash Flows from Operating Activities
Net income	$702	$981
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for loan losses	240	162
Depreciation expense	142	106
Net accretion of securities discounts	(4)	(84)
Amortization of deferred loan fees and costs	155	45
Deferred income taxes	(71)	85
Stock-based compensation expense	273	230
Gain on the sale of investment securities	(88)	(331)
Net gain on the sale of loans held for sale	(832)	(680)
Gain on the sale of SBA loans	--	(32)
Net loss on sale of other real estate owned	23	(7)
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(43,870)	(33,860)
Loans held for sale-proceeds	48,479	30,078
Accrued interest receivable	(78)	(114)
Prepaid expenses and other assets	346	(351)
Accrued interest payable	(4)	(17)
Accrued expenses and other liabilities	(112)	180
Net Cash Provided (Used in) by Operating Activities	5,301	(3,609)
Cash Flows from Investing Activities
Net decrease (increase) in investment in interest-earning time deposits	499	(50)
Purchase of investment securities available for sale	(53)	(555)
Proceeds from calls of investment securities available for sale	500	3,538
Proceeds from the sale of securities available for sale	1,839	3,911
Principal payments received on mortgage-backed securities held to maturity	--	298
Net increase in loans receivable	(23,462)	(9,524)
Net decrease in investment in Federal Home Loan Bank stock	16	179
Proceeds from the sale of other real estate owned	92	439
Capitalized expenditures on other real estate owned	(48)	(20)
Purchase of premises and equipment	(171)	(590)
Net Cash Used in Investing Activities	(20,788)	(2,374)
Cash Flows from Financing Activities
Net increase in deposits	6,286	8,513
Repayment of Federal Home Loan Bank advances	(2,000)	(1,800)
Proceeds from Federal Home Loan Bank advances	5,500	--
Dividends paid	(185)	(153)
Purchase of treasury stock	(563)	(33)
Increase in advances from borrowers for taxes and insurance	233	169
Net Cash Provided by Financing Activities	9,271	6,696
Net (Decrease) Increase in Cash and Cash Equivalents	(6,216)	713
Cash and Cash Equivalents – Beginning of Year	12,400	11,687
Cash and Cash Equivalents – End of Year	$6,184	$12,400
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$1,686	$1,737
Cash payments for income taxes	$295	$772
Transfer of loans to other real estate owned	$471	$397
Transfer of mortgage-backed securities held to maturity to investment and mortgage-backed securities available for sale	$--	$3,591

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”).  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2013, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  The insurance agency is currently inactive.  All significant intercompany balances and transactions have been eliminated.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 8.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2013, two investors purchased a total of 71% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to these two investors accounted for approximately 74% of the gain on loans sold during the year.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance amended the recognition guidance for other-than-temporary impairments of debt securities and expanded the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in existing guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2013 and 2012.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the year ended December 31, 2013 and 2012.

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

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four family residential non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  The consumer loan segment consists of the following classes: home equity loans and consumer non-real estate loans.  Included in the home equity class are home equity loans and home equity lines of credit.  Included in the consumer non-real estate loans are loans secured by saving accounts, auto and equipment loans.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets that range from three to thirty-nine years.  The costs of maintenance and repairs are expensed as incurred.  Costs of major additions and improvements are capitalized.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2013 and 2012.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2010.

Comprehensive Income (Loss)

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

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

At December 31, 2013, the Company has three share-based plans: the 2008 Recognition and Retention Plan (“RRP”), the 2008 Stock Option Plan, and the 2013 Stock Incentive Plan.  Awards under these plans were made in May 2008 and 2013.  These plans are more fully described in Note 13.

The Company also has an employee stock ownership plan (“ESOP”).  This plan is more fully described in Note 13.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

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

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Reclassifications

Certain items in the 2012 consolidated financial statements have been reclassified to conform to the presentation in the 2013 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new requirements will take effect for public companies in fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company adopted this standard on January 1, 2013. The effect of adopting this standard, which increased our disclosure surrounding reclassification items out of accumulated other comprehensive income, is more fully described in Note 3.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method.  This ASU is not expected to have a significant impact on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the year ended December 31, 2013, 107,570 outstanding stock options were dilutive and there were no shares that were anti-dilutive.  For the year ended December 31, 2012 all outstanding stock options were antidilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2013	2012

Net Income	$702,000	$981,000

Weighted average shares outstanding – basic	889,190	888,008
Effect of dilutive common stock equivalents	38,080	4,826
Adjusted weighted average shares outstanding – diluted	927,270	892,834

Basic earnings per share	$0.79	$1.10
Diluted earnings per share	$0.76	$1.10

Note 4 – Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax for the year ended December 31, 2013 (in thousands):

Unrealized Gains on Investment Securities Available for Sale (1)
Balance as of December 31, 2012	$60
Other comprehensive loss before classifications	(20)
Amount reclassified from accumulated other comprehensive loss	(58)
Total other comprehensive loss	(78)
Balance as of December 31, 2013 _____________	$(18)
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 – Accumulated Other Comprehensive Income (Continued)

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the year ended December 31, 2013 (in thousands):

Details About Other Comprehensive Income	Amount Reclassified from Accumulated Other Comprehensive Income (1)	Affected Line Item in the Statement Where Net Income is Presented
Year Ended December 31, 2013
Unrealized losses on investment securities available for sale	$(88)	Gains on sales of investments
	30	Income taxes
	$(58)	Net of tax
___________
(1)	Amounts in parentheses indicate debits.

Note 5 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2013 and 2012, by contractual maturity, are shown below:
	2013	2012
	(In Thousands)
Due in one year or less	$3,042	$3,325
Due after one year through five years	4,591	4,807
	$7,633	$8,132

Note 6 – Investment Securities Available for Sale

The amortized cost and fair value of investment securities available for sale at December 31, 2013 and December 31, 2012 are summarized below (in thousands):

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Short-term bond fund	$1,170	$--	$(11)	$1,159
Limited-term bond fund	538	--	(17)	521
	$1,708	$--	$(28)	$1,680

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment Securities Available for Sale (Continued)

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$500	$1	$--	$501
Corporate securities	1,747	81	(2)	1,826
Short-term bond fund	1,127	15	--	1,142
Limited-term bond fund	528	--	(3)	525
	$3,902	$97	$(5)	$3,994

U.S. Government agency securities include an investment in a Federal Home Loan Mortgage Corporation (FHLMC) step-up bond at December 31, 2012.

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2013 and December 31, 2012 (dollar amounts in thousands):
	December 31, 2013
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Short-term bond fund	1	$1,159	$(11)	$--	$--	$1,159	$(11)
Limited-term bond fund	1	--	--	521	(17)	521	(17)
Total	2	$1,159	$(11)	$521	$(17)	$1,680	$(28)

	December 31, 2012
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	1	$--	$--	$248	$(2)	$248	$(2)
Limited-term bond fund	1	--	--	525	(3)	525	(3)
Total	2	$--	$--	$773	$(5)	$773	$(5)

At December 31, 2013, there were two bond funds in an unrealized loss position that at such date had an aggregated depreciation of 1.64% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length and time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the security until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2013 represents an other-than-temporary impairment.

There were no impairment charges recognized during the years ended December 31, 2013 and 2012.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Mortgage-Backed Securities Held to Maturity

In November 2013 the Company sold $1.8 million of Corporate bonds and realized a gain of $88,000 on the transaction.

On March 30, 2012, the Company transferred all securities designated as held to maturity into the investment and mortgage-backed securities available for sale category.  Management determined that it no longer had the positive intent to hold its investment in securities held to maturity for an indefinite period of time because of management’s desire to have more flexibility in managing the investment portfolio.  The securities transferred had an amortized cost of $3.6 million and unrealized gross gains of $351,000 at the time of transfer.  The net of tax unrealized gain of $231,000 was recorded as other comprehensive income.  In the second quarter of 2012, the Company sold these mortgage-backed securities and realized a gain of $331,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows:

	December 31, 2013	December 31, 2012
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$8,900	$10,272
Non-owner occupied	43,489	35,118
Total one-to-four family residential	52,389	45,390

Multi-family (five or more) residential	6,023	3,315
Commercial real estate	25,863	18,694
Commercial lines of credit	1,880	1,901
Construction	16,038	9,765
Home equity loans	5,682	6,029
Total real estate loans	107,875	85,094

Auto and equipment loans	218	93
Loans secured by deposits	15	69
Total Loans	108,108	85,256

Deferred loan fees and costs	(280)	(105)
Allowance for loan losses	(941)	(860)

Net Loans	$106,887	$84,291

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$7,308	$1,136	$153	$303	$8,900
One-to-four family residential non-owner occupied	41,586	800	1,103	--	43,489
Multi-family residential	5,948	75	--	--	6,023
Commercial real estate and lines of credit	26,673	397	673	--	27,743
Construction	16,038	--	--	--	16,038
Home equity	5,391	166	125	--	5,682
Consumer non-real estate	233	--	--	--	233
	$103,177	$2,574	$2,054	$303	$108,108

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$9,641	$500	$72	$59	$10,272
One-to-four family residential non-owner occupied	34,328	95	504	191	35,118
Multi-family residential	3,315	--	--	--	3,315
Commercial real estate and lines of credit	19,536	565	364	130	20,595
Construction	9,765	--	--	--	9,765
Home equity	5,295	428	268	38	6,029
Consumer non-real estate	156	--	6	--	162
	$82,036	$1,588	$1,214	$418	$85,256

The following tables summarize information in regards to impaired loans by loan portfolio class as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$456	$456	$--	$428	$15
One-to-four family residential non-owner occupied	1,102	1,102	--	1,107	77
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	363	363	--	365	--
Construction	--	--	--	--	--
Home equity	125	125	--	124	9
Consumer non-real estate	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	311	311	21	313	26
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Consumer non-real estate	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$456	$456	$--	$428	$15
One-to-four family residential non-owner occupied	1,102	1,102	--	1,107	77
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	674	674	21	678	26
Construction	--	--	--	--	--
Home equity	125	125	--	124	9
Consumer non-real estate	--	--	--	--	--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$131	$131	$--	$131	$9
One-to-four family residential non-owner occupied	393	393	--	396	17
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	130	130	--	131	8
Construction	--	--	--	--	--
Home equity	244	244	--	246	14
Consumer non-real estate	6	6	--	9	1

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	302	302	24	304	13
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	364	364	88	366	15
Construction	--	--	--	--	--
Home equity	62	62	28	64	4
Consumer non-real estate	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$131	$131	$--	$131	$9
One-to-four family residential non-owner occupied	695	695	24	700	30
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	494	494	88	497	23
Construction	--	--	--	--	--
Home equity	306	306	28	310	18
Consumer non-real estate	6	6	--	9	1

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions. At December 31, 2013, the Company had thirteen loans totaling $1.1 million that were identified as troubled debt restructurings.  Nine of these loans totaling $733,000 were performing in accordance with their modified terms, one loan in the amount of $97,000 was 31 days delinquent, and three loans totaling $264,000 were on non-accrual.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.  The following tables present the Company’s TDR loans as of December 31, 2013 and December 31, 2012 (dollar amounts in thousands):
	December 31, 2013
	Number of Contracts	Recorded Investment	Non-Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	2	$153	$--	$153	$--
One-to-four family residential non-owner occupied	7	733	151	582	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	1	113	113	--	--
Construction	--	--	--	--	--
Home equity	3	95	--	95	--
Consumer non-real estate	--	--	--	--	--
Total	13	$1,094	$264	$830	$--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2012
	Number of Contracts	Recorded Investment	Non-Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	1	$71	$71	$--	$--
One-to-four family residential non-owner occupied	4	302	--	302	10
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	3	245	--	245	1
Consumer non-real estate	--	--	--	--	--
Total	8	$618	$71	$547	$11

The contractual aging of the TDRs in the tables above as of December 31, 2013 and 2012 is as follows (in thousands):

		December 31, 2013
	Current &
	Past Due		Greater
	Less than 30	Past Due	than 90	Non-
	Days	30-89 Days	Days	Accrual	Total
One-to-four family residential owner occupied	$153	$--	$--	$--	$153
One-to-four family residential non-owner occupied	485	97	--	151	733
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	--	--	--	113	113
Construction	--	--	--	--	--
Home equity	95	--	--	--	95
Consumer non-real estate	--	--	--	--	--
Total	$733	$97	$--	$264	$1,094

		December 31, 2012
	Current &
	Past Due		Greater
	Less than	Past Due	than 90	Non-
	30 Days	30-89 Days	Days	Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$71	$71
One-to-four family residential non-owner occupied	--	--	302	--	302
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	--	180	65	--	245
Consumer non-real estate	--	--	--	--	--
Total	$--	$180	$367	$71	$618

During the year ended December 31, 2013 there were six new TDRs identified totaling $648,000. During the quarter ended June 30, 2013, one loan in the amount of $179,000 that was previously identified as a TDR was removed from TDR status as the borrower is current and making regular payments since April 2012. During the year ended December 31, 2012 there were no new TDRs identified and one loan in the amount of $310,000 that previously identified as a TDR was removed from TDR status during the first quarter of 2012 as the borrower fulfilled the terms of the loan modification and has been making regular payments in accordance with the original loan terms.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2013 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.  As of December 31, 2013 and December 31, 2012, the Company did not have any troubled debt restructurings that had defaulted within one year of modification.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2013 and recorded investment in loans receivable as of December 31, 2013 (in thousands):

				December 31, 2013
		1-4 Family
	1-4 Family	Residential		Commercial
	Residential	Non-	Multi-	Real Estate			Consumer
	Owner	Owner	Family	and Lines of		Home	Non-Real
	Occupied	Occupied	Residential	Credit	Construction	Equity	Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$77	$368	$20	$219	$63	$68	$1	$44	$860
Charge-offs	(15)	(75)	--	--	--	(69)	--	--	(159)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	(3)	131	16	(20)	33	51	1	31	240
Ending balance	$59	$424	$36	$199	$96	$50	$2	$75	$941

Ending balance evaluated
for impairment:
Individually	$--	$--	$--	$21	$--	$--	$--	$--	$21

Collectively	$59	$424	$36	$178	$96	$50	$2	$75	$920

Loans receivable:
Ending balance	$8,900	$43,489	$6,023	$27,743	$16,038	$5,682	$233	$--	$108,108

Ending balance evaluated
for impairment:
Individually	$456	$1,102	$--	$674	$--	$125	$--	$--	$2,357

Collectively	$8,444	$42,387	$6,023	$27,069	$16,038	$5,557	$233	$--	$105,751

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2012 and recorded investment in loans receivable as of December 31, 2012 (in thousands):

	December 31, 2012
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Consumer Non-Real Estate	Unallocated	Total
Allowance for loan losses:
Beginning balance	$114	$351	$26	$148	$35	$83	$1	$47	$805
Charge-offs	--	(103)	--	--	--	(4)	--	--	(107)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	(37)	120	(6)	71	28	(11)	--	(3)	162
Ending balance	$77	$368	$20	$219	$63	$68	$1	$44	$860

Ending balance evaluated for impairment:
Individually	$--	$24	$--	$88	$--	$28	$--	$--	$140
Collectively	$77	$344	$20	$131	$63	$40	$1	$44	$720

Loans receivable:
Ending balance	$10,272	$35,118	$3,315	$20,595	$9,765	$6,029	$162	$--	$85,256
Ending balance evaluated for impairment
Individually	$131	$695	$--	$494	$--	$306	$6	$--	$1,632
Collectively	$10,141	$34,423	$3,315	$20,101	$9,765	$5,723	$156	$--	$83,624

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013	December 31, 2012
One-to-four family residential owner occupied	$303	$131
One-to-four family residential non-owner occupied	378	488
Multi-family residential	--	--
Commercial real estate and lines of credit	474	445
Construction	--	--
Home equity	30	256
Consumer non-real estate	--	--
	$1,185	$1,320

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $1.9 million and $2.1 million at December 31, 2013 and 2012, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

For the years ended December 31, 2013 and 2012, approximately $1,000 and $78,000 of interest income was recognized on non-accrual loans. Interest income foregone on non-accrual loans was approximately $53,000 and $22,000 for the years ended December 31, 2013 and 2012, respectively.

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$1,916	$559	$2,475	$6,425	$8,900	$256
One-to-four family residential non-owner occupied	884	575	1,459	42,030	43,489	197
Multi-family residential	--	75	75	5,948	6,023	75
Commercial real estate and lines of credit	322	674	996	26,747	27,743	200
Construction	334	--	334	15,704	16,038	--
Home equity	168	30	198	5,484	5,682	--
Consumer non-real estate	--	--	--	233	233	--
	$3,624	$1,913	$5,537	$102,571	$108,108	$728

	December 31, 2012
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$348	$373	$721	$9,551	$10,272	$242
One-to-four family residential non-owner occupied	1,506	790	2,296	32,822	35,118	302
Multi-family residential	79	--	79	3,236	3,315	--
Commercial real estate and lines of credit	756	657	1,413	19,182	20,595	212
Construction	382	--	382	9,383	9,765	--
Home equity	238	321	559	5,470	6,029	65
Consumer non-real estate	6	--	6	156	162	--
	$3,315	$2,141	$5,456	$79,800	$85,256	$821

Note 9 - Premises and Equipment

The components of premises and equipment at December 31, 2013 and 2012 are as follows:

	2013	2012
	(In Thousands)
Land	$208	$208
Buildings	900	883
Leasehold improvements	352	346
Furniture, fixtures and equipment	695	547
	2,155	1,984
Accumulated depreciation	(518)	(376)
	$1,637	$1,608

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 - Premises and Equipment (Continued)

Depreciation expense for the years ended December 31, 2013 and 2012 amounted to approximately $142,000 and $106,000, respectively.

In November 2011, the Company decided to relocate its 607-609 Lakeside Drive office in Southampton, PA to a larger facility at 501 Knowles Avenue in Southampton, PA. On November 14, 2011, the Company entered into a ten year lease agreement for 501 Knowles Avenue with a renewal option for an additional five years. Minimum rental payments began in July 2012.  In connection with the execution of 501 Knowles Avenue lease agreement, the Company terminated its 607-609 Lakeside Drive office lease effective March 31, 2012. The Company moved into its new facility in March 2012. Rent expense under 607-609 Lakeside Drive office leases for the year ended December 31, 2012 was $8,000.  Lease expense was $119,000 and $46,000 for the years ended December 31, 2013 and 2012, respectively.

Note 10 - Deposits

Deposits and the weighted average interest rate at December 31, 2013 and 2012 consist of the following:

	2013		2012
		Weignted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
		(Dollars in Thousands)
Passbook savings accounts	$2,655	0.13%	$2,890	0.25%
Statement savings accounts	5,496	0.31	5,843	0.43
eSavings accounts	14,938	0.64	10,604	0.97
Certificate of deposit accounts	80,235	1.73	77,701	1.94
	$103,324	1.46%	$97,038	1.70%

A summary of certificates of deposit by maturity at December 31, 2013 is as follows (in thousands):

Years ending December 31:
2014	$26,374
2015	17,859
2016	11,435
2017	11,186
2018	13,381
$80,235

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $35.0 million and $33.3 million at December 31, 2013 and 2012, respectively.

A summary of interest expense for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
	(In Thousands)
Passbook savings accounts	$5	$7
Statement savings accounts	21	26
eSavings accounts	103	66
Certificate of deposit accounts	1,511	1,502
	$1,640	$1,601

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 - Borrowings

The Bank has two line of credit commitments from two different banks totaling $1.5 million.  These lines of credit are demand facilities subject to continued review and modification or suspension at any time.  Advances are secured by certain qualifying assets of the Bank composed of loans.  There were no borrowings under these lines of credit at December 31, 2013 and 2012.  As of December 31, 2013 Quaint Oak Bank has $1.8 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2013.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $49.7 million.  Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2013 and 2012 (in thousands):

	2013		2012
Maturity Period	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
1 to12 months	$5,500	0.25%	$2,000	4.19%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 - Income Taxes

The components of income tax expense for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Federal:	(In Thousands)
Current	$444	$431
Deferred	(71)	85
	373	516
State, current	44	76
	$417	$592

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
	(In Thousands)
Federal income tax at statutory rate	$380	$535
State tax, net of federal benefit	28	50
Stock compensation expense	29	5
Other	20	2
	$417	$592

The components of the net deferred tax asset at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets:	(In Thousands)
Allowance for loan losses	$320	$292
Stock-based compensation	37	50
Interest on non-accrual loans	18	4
Unrealized loss on investment securities available for sale	9	--
Deferred loan fees	95	36
Organization cost	3	3
Total deferred tax assets	482	385

Deferred tax liabilities:
Unrealized gain on investment securities available for sale	--	(32)
Bank premises and equipment	(152)	(135)
Total deferred tax liabilities	(152)	(167)

Net Deferred Tax Asset	$330	$218

The net deferred tax asset at December 31, 2013 and 2012 of $330,000 and $218,000, respectively, is included in other assets.

No valuation allowance was established at December 31, 2013 and 2012, in view of the Company’s ability to carry back taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company’s then outstanding common stock in the open market at an average price of $9.35 for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2013 and 2012, the Company recognized $145,000 and $111,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2013 and 2012:

	2013	2012
Allocated shares	55,181	44,436
Unreleased shares	55,909	66,654
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$906	$733

Recognition and Retention Plan

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “RRP”) and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust acquired 55,545 shares of the Company’s stock in the open market at an average price of $9.36 totaling $520,000.  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the “Stock Incentive Plan”).  The Stock Incentive Plan provides that no more than 24,375, or 25%, of the shares may be granted as restricted stock awards.

As of December 31, 2013, a total of 26,500 awards of restricted stock were unvested under the RRP and Stock Incentive Plan and 10,684 restricted stock awards were available for future grant under the Stock Incentive Plan and none under the RRP.  The RRP and Stock Incentive Plan share awards have vesting periods from five to seven years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Stock Compensation Plans (Continued)

Recognition and Retention Plan (Continued)

A summary of the status of the shares under the RRP and Stock Incentive Plan as of December 31, 2013 and 2012 is as follows:

	2013		2012
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	8,894	$9.05	17,440	$9.05
Granted	26,150	16.20	--	--
Vested	(8,544)	9.05	(8,546)	9.05
Forfeited	--	--	--	--
Unvested at the end of the year	26,500	$16.11	8,894	$9.05

Compensation expense on the restricted stock awards is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2013 and 2012, the Company recognized $84,000 and $77,000 of compensation expense, respectively. A tax benefit of approximately $29,000 and $26,000 was recognized during each of these periods.  As of December 31, 2013, approximately $372,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.1 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Stock Incentive Plan approved by shareholders in May 2013 covered a total of 97,500 shares, of which 24,375 may be restricted stock awards, for a balance of 73,125 stock options assuming all the restricted shares are awarded.

For grants in May 2008, the Compensation Committee of the Board of Directors determined to grant the stock options at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan and the Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.

As of December 31, 2013, a total of 184,570 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 27,418 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Stock Compensation Plans (Continued)

Stock Options (Continued)

A summary of option activity under the Company’s Option Plan as of December 31, 2013 and 2012 and changes during the years ended December 31, 2013 and 2012 is as follows:

	2013			2012
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	107,570	$10.00	4.4	107,570	$10.00
Granted	77,000	16.20	9.4	--	--
Exercised	--	--	--	--	--
Forfeited	--	--	--	--	--
Outstanding at the end of the period	184,570	$12.59	6.5	107,570	$10.00
Exercisable at the end of the period	106,665	$10.00	6.5	85,332	$10.00

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

The estimated fair value of the options granted in May 2013 was $3.17 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield                                                                              1.23%
Risk-free interest rate                                                                                   5.0%
Expected life of options                                                                               5.0 years
Expected stock-price volatility                                                                  24.66%

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected stock-price volatility was estimated by considering the Company’s own stock volatility.  The actual future volatility may differ from our historical volatility.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Stock Compensation Plans (Continued)

Stock Options (Continued)

At December 31, 2013, the aggregate intrinsic value of options outstanding was $667,000.   At December 31, 2013, the aggregate intrinsic value of options exercisable was $661,000. The intrinsic value of the options outstanding as of December 31, 2012 was $108,000.  The intrinsic value of the options exercisable as of December 31, 2012 was $85,000. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2013 and December 31, 2012.  This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2013 and 2012, the Company recognized $44,000 and $41,000 of compensation expense, respectively. A tax benefit of approximately $9,000 was recognized during these periods.  As of December 31, 2013, approximately $198,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.1 years.

Note 14 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2013 and 2012, respectively.

Note 15 - Financial Instruments with Off-Balance Sheet Risk

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

A summary of the Company's financial instrument commitments at December 31, 2013 and 2012 is as follows:

	2013	2012
	(In Thousands)
Commitments to originate loans	$6,370	$9,853
Unfunded commitments under lines of credit	16,465	9,246

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 - Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company terminated its Lakeside Office Park lease in Southampton, PA effective March 31, 2012 when Quaint Oak Bancorp relocated to 501 Knowles Avenue in Southampton, PA.  The Company entered into a ten year lease on this property with a renewal option for an additional five years. Minimum rental commitments for the next five years at December 31, 2013, are summarized as below:

Year	Rental Amount
(In Thousands)
2014	$93
2015	65
2016	67
2017	62
2018	61
Thereafter	192
$540

Note 16 - Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2013, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2013 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2013 that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2013 and 2012 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual			For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount	Ratio		Amount	Ratio
				(Dollars in Thousands)
As of December 31, 2013:
Total capital (to risk-weighted assets)	$16,344	18.75%	$	≥6,972	≥8.00%	$	≥8,715	≥10.00%
Tier 1 capital (to risk-weighted assets)	15,403	17.68		≥3,486	≥4.00		≥5,229	≥ 6.00
Tier 1 capital (to average assets)	15,403	12.70		≥4,850	≥4.00		≥6,062	≥ 5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 - Regulatory Matters (Continued)

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)
As of December 31, 2012:
Total capital (to risk-weighted assets)	$16,053	22.27%	$	≥5,766	≥8.00%	$	≥7,207	≥10.00%
Tier 1 capital (to risk-weighted assets)	15,193	21.08		≥2,883	≥4.00		≥4,324	≥6.00
Tier 1 capital (to average assets)	15,193	13.58		≥4,476	≥4.00		≥5,595	≥5.00

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

Note 17 – Fair Value Measurements and Fair Values of Financial Instruments

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

The following is a discussion of assets and liabilities measured at fair value on a recurring basis and valuation techniques applied:

Investment Securities Available-For-Sale: The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

We may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with US GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

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

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2013 (in thousands):

	December 31, 2013
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Short-term bond fund	$1,159	$1,159	$--	$--
Limited-term bond fund	521	521	--	--
Total investment securities available for sale	$1,680	$1,680	$--	$--
Total recurring fair value measurements	$1,680	$1,680	$--	$--

Nonrecurring fair value measurements
Impaired loans	$290	$--	$--	$290
Other real estate owned	574	--	--	574
Total nonrecurring fair value measurements	$864	$--	$--	$864

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2012 (in thousands):

	December 31, 2012
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
U.S. Government agency securities	$501	$--	$501	$--
Corporate securities	1,826	1,826	--	--
Short-term bond fund	1,142	1,142	--	--
Limited-term bond fund	525	525	--	--
Total investment securities available for sale	$3,994	$3,493	$501	$--
Total recurring fair value measurements	$3,994	$3,493	$501	$--

Nonrecurring fair value measurements
Impaired loans	$588	$--	$--	$588
Other real estate owned	170	--	--	170
Total nonrecurring fair value measurements	$758	$--	$--	$758

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used level 3 inputs to determine fair value as of December 31, 2013 and 2012 (in thousands):
	December 31, 2013
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$290	Appraisal of	Appraisal	8%-9%	(8%)
		collateral (1)	adjustments (2)

Other real estate owned	$574	Appraisal of collateral (1)	Appraisal adjustments (2)	5%-33%	(18%)

	December 31, 2012
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$588	Appraisal of collateral (1)	Appraisal adjustments (2)	8%-58%	(31%)

Other real estate owned	$170	Appraisal of collateral (1)	Appraisal adjustments (2)	8%-29%	(17%)
        __________________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2013 and December 31, 2012 (in thousands):

			Fair Value Measurements at
			December 31, 2013
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$6,184	$6,184	$6,184	$--	$--
Investment in interest-earning time deposits	7,633	7,747	--	7,747	--
Investment securities available for sale	1,680	1,680	1,680	--	--
Loans held for sale	1,098	1,147	--	1,147	--
Loans receivable, net	106,887	108,356	--	--	108,356
Accrued interest receivable	735	735	735	--	--
Investment in FHLB stock	421	421	--	421	--

Financial Liabilities
Deposits	103,324	105,254	23,089	--	82,165
FHLB advances, short-term	5,500	5,500	--	5,500	--
Accrued interest payable	77	77	77	--	--

			Fair Value Measurements at
			December 31, 2012
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$12,400	$12,400	$12,400	$--	$--
Investment in interest-earning time deposits	8,132	8,234	--	8,234	--
Investment securities available for sale	3,994	3,994	3,493	501	--
Loans held for sale	4,875	5,053	--	5,053	--
Loans receivable, net	84,291	86,503	--	--	86,503
Accrued interest receivable	657	657	657	--	--
Investment in FHLB stock	437	437	--	437	--

Financial Liabilities
Deposits	97,038	98,279	19,337	78,942	--
FHLB advances, short-term	2,000	2,000	--	2,000	--
Accrued interest payable	81	81	81	--	--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following methods and assumptions were used to measure the fair value of financial instruments recorded at cost on the Company’s consolidated balance sheets:

Cash and Cash Equivalents.  The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate those assets’ fair values.

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

Accrued Interest Payable.  The carrying amount of accrued interest payable approximates its fair value.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2013	2012
Assets
Cash and cash equivalents	$541	$521
Investment in Quaint Oak Bank	15,413	15,253
Premises and equipment, net	1,007	1,020
Other assets	45	61
Total Assets	$17,006	$16,855

Liabilities and Stockholders’ Equity
Other liabilities	$20	$18
Stockholders’ equity	16,986	16,837
Total Liabilities and Stockholders’ Equity	$17,006	$16,855

Statements of Income

	For the Year Ended December 31,
	2013	2012
Income
Interest income	$1	$3
Dividends	500	--
Rental income	106	84
Total Income	607	87

Expenses
Occupancy and equipment expense	67	60
Other expenses	98	90
Total Expenses	165	150

Net Income (Loss) Before Income Taxes	442	(63)
Equity in Undistributed Net Income of Subsidiary	240	1,023
Income Tax Benefit	20	21
Net Income	$702	$981

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2013	2012

Operating Activities
Net income	$702	$981
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(240)	(1,023)
Depreciation expense	20	22
Stock-based compensation expense	273	294
(Increase) decrease in other assets	18	(17)
Increase in other liabilities	2	3
Net cash provided by operating activities	775	260

Investing Activities
Purchase of property and equipment	(7)	(69)
Net cash used in investing activities	(7)	(69)

Financing Activities
Dividends paid	(185)	(153)
Purchase of treasury stock	(563)	(33)
Net cash used in financing activities	(748)	(186)

Net Increase in Cash and Cash Equivalents	20	5
Cash and Cash Equivalents-Beginning of Year	521	516
Cash and Cash Equivalents-End of Year	$541	$521

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania
Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, Pennsylvania
George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania
John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers

Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Chief Risk Officer, Compliance Officer, Security Officer and Community Reinvestment Act Officer
Curt T. Schulmeister Chief Lending Officer	William R. Gonzalez Senior Vice President, Business Development

BANKING LOCATIONS

Main Office	Lehigh Valley Office

501 Knowles Avenue	1710 Union Boulevard
Southampton, Pennsylvania	Allentown, PA 18109
(215) 364-4059	(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com