Form 10-K, Exhibit 13
period 2015-12-31
QUAINT OAK BANCORP INC
filed 2016-03-29
CIK 1391933

EXHIBIT 13.0

2015
Annual Report

Delaware Valley Regional Office

501 Knowles Avenue
Southampton, PA 18966

Lehigh Valley Regional Office

1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Bancorp, Inc.

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2015 Annual Report to Shareholders.
Fiscal 2015 ended on a very positive note for Quaint Oak Bancorp with the fourth quarter and year-end earnings recorded as the highest earning quarter and year in our history.  The Company experienced exceptionally good asset growth of $28.5 million, or 18.3%, for the year when compared to the previous year end of December 31, 2014.  This past year marked our launch of a deposit services initiative offering the addition of business and consumer checking products along with related bill-pay, debit cards, remote deposit capture and mobile banking products.  Additionally, we have benefited from the focus on our Lehigh Valley Regional Office as deposits at that office approach $40 million.  Overall our loan performance has been strong as our non-performing loans as a percent of total loans receivable, net, experienced a new low of 0.59% at December 31, 2015.
We are excited as our banking subsidiary, Quaint Oak Bank, enters its 90th Anniversary year. Quaint Oak Bank has survived both the Great Depression and the Great Recession.  Since our initial public offering in 2007, we remain in growth mode and well-capitalized.  Our Family of Companies, currently consisting of the Bank, the Mortgage Company, the Real Estate Company and the Title Abstract Company, has grown in size and earning capacity.  As we look ahead to 2016, we have set the goal of beginning to utilize our Insurance Agency subsidiary to round out the services provided by our Family of Companies.  This diversity in income streams plus the synergy between the business lines reflects our strength as we enter the next decade of maximizing our value as a public company.
I am very pleased that our stockholders benefited from our strategy this past year as we effected our first stock split on a two for one basis, provided for two increases in our dividend rate and posted an increase in stockholders' equity of $1.5 million, or 8.3%.
As always, in conjunction with having maintained a strong repurchase plan under which we have acquired 35% of the original stock issued by the Company, our continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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

	At or For the Years Ended December 31,
	2015	2014
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$184,168	$155,643
Cash and cash equivalents	17,206	13,937
Investment in interest-earning time deposits	6,136	6,660
Investment securities available for sale at fair value (cost-2015 $3,023; 2014 $1,760)	3,005	1,706
Loans held for sale	5,064	2,556
Loans receivable, net	143,305	123,331
Federal Home Loan Bank stock, at cost	618	527
Premises and equipment, net	1,834	1,639
Deposits	149,229	124,405
Federal Home Loan Bank borrowings	13,500	11,500
Stockholders' Equity	19,036	17,575

Selected Operating Data:
Total interest income	$8,424	$7,281
Total interest expense	2,091	1,720
Net interest income	6,333	5,561
Provision for loan losses	320	394
Net interest income after provision for loan losses	6,013	5,167
Total non-interest income	2,013	2,003
Total non-interest expense	6,032	5,234
Income before income taxes	1,994	1,936
Income taxes	723	694
Net income	$1,271	$1,242

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.26%	5.48%
Average rate on interest-bearing liabilities	1.43	1.41
Average interest rate spread(2)	3.83	4.07
Net interest margin(2)	3.96	4.18
Average interest-earning assets to average interest-bearing liabilities	109.12	108.87
Net interest income after provision for loan losses to non-interest expense	99.68	98.72
Total non-interest expense to average assets	3.60	3.73
Efficiency ratio(3)	72.28	69.20
Return on average assets	0.76	0.88
Return on average equity	6.99	7.13
Average equity to average assets	10.84	12.09

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.59%	2.30%
Non-performing assets as a percent of total assets(5)	1.23	1.89
Non-performing assets and troubled debt restructurings as a percent of total assets	1.65	2.40
Allowance for loan losses as a percent of non-performing loans	154.11	40.55
Allowance for loan losses as a percent of total loans receivable	0.91	0.92
Net charge-offs to average loans receivable	0.11	0.16

Capital Ratios(4):
Tier 1 leverage ratio	9.84%	10.74%
Common Tier 1 capital ratio	14.64	NA
Tier 1 risk-based capital ratio	14.64	15.38
Total risk-based capital ratio	15.76	16.50
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2015 and 2014. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

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

Quaint Oak Bank's business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank's loan portfolio, before net items, to 32.8% at December 31, 2015.  Quaint Oak Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, savings and money market accounts.  At December 31, 2015, certificates of deposit amounted to 62.9% of total assets compared to 61.9% of total assets at December 31, 2014.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank's assets.

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

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2015 and December 31, 2014

General. The Company's total assets at December 31, 2015 were $184.2 million, an increase of $28.6million, or 18.3%, from $155.6 million at December 31, 2014.  This growth in total assets was primarily due to a $20.0 million, or 16.2%, increase in loans receivable, net, a $3.3 million, or 23.5% increase in cash and cash equivalents, a $2.5 million, or 98.1% increase in loans held for sale, a $1.3 million, or 76.1% increase in investment securities available for sale, and a $1.3 million increase in other real estate owned, net.  These increases were partially offset by a $524,000, or 7.9% decrease in investment in interest-earning time deposits.

Cash and Cash Equivalents. Cash and cash equivalents increased $3.3 million, or 23.5%, from $13.9 million at December 31, 2014 to $17.2 million at December 31, 2015 as excess deposits and proceeds from the maturities of investments in interest-earning time deposits, not used to fund loans or investment securities available for sale, were invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits decreased $524,000, or 7.9%, from $6.7 million at December 31, 2014 to $6.1 million at December 31, 2015 primarily due to the maturity and redemption of time deposits.  The Company used these funds primarily to fund loans.  At December 31, 2015, $3.6 million of interest-earning time deposits are scheduled to mature in one year or less.

Investment Securities Available for Sale.  Investment securities available for sale increased $1.3 million, or 76.1%, from $1.7 million at December 31, 2014 to $3.0 million at December 31, 2015, as the Company sold two bond funds totaling $1.7 million and purchased $3.0 million of GNMA and FHLMC mortgage-backed securities. The Company realized a gross loss of $75,000 on the sale of the bond funds.  There were no realized gross gains on the transaction.

Loans Held for Sale.  Loans held for sale increased $2.5 million to $5.1 million at December 31, 2015 from $2.6 million at December 31, 2014 as the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $52.7 million of one-to-four family residential loans during the year ended December 31, 2015 and sold $50.2 million of loans in the secondary market during this same period.

Loans Receivable, Net.  Loans receivable, net, increased $20.0 million, or 16.2%, to $143.3 million at December 31, 2015 from $123.3 million December 31, 2014.  This increase was funded primarily by deposits.  Increases within the portfolio occurred in commercial real estate loans which increased $12.0 million, or 33.9%, one-to-four family residential non-owner occupied loans which increased $2.5 million, or 5.1%, multi-family residential loans which increased $2.3 million, or 22.4%, commercial business loans which increased $1.8 million, or 243.9%,  construction loans which increased $1.8 million, or 12.6%, commercial lines of credit which increased $592,000, or 36.5%, home equity loans which increased $448,000, or 6.4%, and other consumer loans which increased $30,000, or 73.2%.  These increases were partially offset by a decrease of $1.3 million, or 18.5%, in residential mortgage one-to-four family owner occupied loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Bank-Owned Life Insurance.  In the second quarter of 2014 the Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $3.6 million and $3.5 million at December 31, 2015 and 2014, respectively.

Premises and Equipment, Net.  Premises and equipment, net, increased $195,000, or 11.9%, to $1.8 million at December 31, 2015 from $1.6 million at December 31, 2014.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $1.4 million at December 31, 2015, consisting of seven properties.  This compares to one property with a carrying value of $111,000 at December 31, 2014.  For the year ended December 31, 2015, the Company transferred eight properties into OREO totaling $1.3 million, made $165,000 of capital improvements to the properties, sold two properties with a carrying value of $164,000, and is in the process of marketing the other properties for sale.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Deposits.  Total interest-bearing deposits increased $23.1 million, or 18.6%, to $146.8 million at December 31, 2015 from $123.8 million at December 31, 2014.  This increase in interest-bearing deposits at December 31, 2015 compared to December 31, 2014 was primarily attributable to a $19.5 million, or 20.2% increase in certificates of deposit and a $7.4 million, or 38.4% increase in money market accounts, partially offset by a $2.4 million, or 42.1% decrease in savings accounts and a $1.4 million, or 53.9% decrease in passbook accounts.  Total non-interest bearing checking accounts, a new product introduced during December 2014, increased $1.8 million, or 276.1%, to $2.4 million at December 31, 2015 from $640,000 at December 31, 2014.

Federal Home Loan Bank Borrowings. Total Federal Home Loan Bank advances increased $2.0 million, or 17.4%, to $13.5 million at December 31, 2015 from $11.5 million at December 31, 2014.  During the year ended December 31, 2015, the Company took advantage of current FHLB borrowing rates by repaying $2.0 million of overnight borrowings and borrowing $4.0 million to fund loan demand.

Stockholders' Equity.  Total stockholders' equity increased $1.5 million, or 8.3%, to $19.0 million at December 31, 2015 from $17.6 million at December 31, 2014.  Contributing to the increase was net income for the year ended December 31, 2015 of $1.3 million, common stock earned by participants in the employee stock ownership plan of $159,000, amortization of stock awards and options under our stock compensation plans of $135,000, the reissuance of treasury stock for exercised stock options of $67,000, the reissuance of treasury stock under the Bank's 401(k) Plan of $54,000, and a decrease in other comprehensive loss of $24,000.  These increases were partially offset by dividends paid of $239,000 and the purchase of 1,056 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $10,000.

Comparison of Operating Results for the Years Ended December 31, 2015 and 2014

General.  Net income amounted to $1.3 million for the year ended December 31, 2015 compared to $1.2 million for the year ended December 31, 2014.  The $29,000, or 2.3% increase was primarily the result of increases in net interest income of $772,000 and non-interest income of $10,000, and a decrease in the provision for loan losses of $74,000, partially offset by increases in non-interest expense of $798,000 and the provision for income taxes of $29,000.

Net Interest Income.  Net interest income increased $772,000, or 13.9%, to $6.3 million for the year ended December 31, 2015 from $5.6 million for the year ended December 31, 2014.  The increase in net interest income was driven by a $1.1 million, or 15.7% increase in interest income partially offset by a $371,000, or 21.6% increase in interest expense.

Interest Income.  Interest income increased $1.1 million, or 15.7%, to $8.4 million for the year ended December 31, 2015 from $7.3 million for the year ended December 31, 2014.  The increase in interest income was primarily due to a $22.6 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $118.7 million for the year ended December 31, 2014 to an average balance of $141.3 million for the year ended December 31, 2015, and had the effect of increasing interest income $1.4 million.  Partially offsetting this increase was a 16 basis point decline in the average yield on loans receivable, net, including loans held for sale, from 5.98% for the year ended December 31, 2014 to 5.82% for the year ended December 31, 2015, which had the effect of decreasing interest income by $231,000.  Also contributing to the increase in interest income for the year ended December 31, 2015 was a $4.6 million increase in average short-term investments and investment securities available for sale, which increased from an average balance of $14.2 million for the year ended December 31, 2014 to an average balance of $18.8 million for the year ended December 31, 2015, and had the effect of increasing interest income $59,000.  Partially offsetting this increase was a 20 basis point decline in the average yield on short-term investments and investment securities available for sale, from 1.29% for the year ended December 31, 2014 to 1.09% for the year ended December 31, 2015, which had the effect of decreasing interest income by $37,000.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense.  Interest expense increased $371,000, or 21.6%, to $2.1 million for the year ended December 31, 2015 compared to $1.7 million for the year ended December 31, 2014.  The increase in interest expense was primarily attributable to a $24.7 million increase in average interest-bearing liabilities, which increased from an average balance of $122.1 million for the year ended December 31, 2014 to an average balance of $146.7 million for the year ended December 31, 2015, and had the effect of increasing interest expense $355,000.  This increase in average interest-bearing liabilities was primarily attributable to the $17.0 million increase in  average certificate of deposit accounts which increased from an average balance of $88.5 million at December 31, 2014 to an average balance of $105.5 at December 31, 2015, and had the effect of increasing interest expense $294,000. Also contributing to this increase was a two basis point increase in the average rate on interest-bearing liabilities, from 1.41% for the year ended December 31, 2014 to 1.43% for the year ended December 31, 2015, which had the effect of increasing interest expense by $16,000.

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

	Year Ended December 31,
	2015			2014
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Short-term investments and investment securities available for sale	$18,837	$205	1.09%	$14,233	$183	1.29%
Loans receivable, net (1)(2)(3)	141,266	8,219	5.82	118,656	7,098	5.98
Total interest-earning assets	160,103	8,424	5.26%	132,889	7,281	5.48%
Non-interest-earning assets	7,654			7,584
Total assets	$167,757			$140,473
Interest-bearing liabilities:
Passbook accounts	$1,582	2	0.17%	$2,719	4	0.15%
Savings accounts	3,709	10	0.27	5,721	21	0.37
Money market accounts	23,071	178	0.77	16,027	119	0.74
Certificate of deposit accounts	105,503	1,797	1.70	88,518	1,534	1.73
Total deposits	133,865	1,987	1.48	112,985	1,678	1.49
FHLB short-term borrowings	7,077	25	0.35	7,682	21	0.27
FHLB long-term borrowings	5,782	79	1.37	1,391	21	1.51
Total interest-bearing liabilities	146,724	2,091	1.43%	122,058	1,720	1.41%
Non-interest-bearing liabilities	2,845			1,429
Total liabilities	149,569			123,487
Stockholders' Equity	18,188			16,986
Total liabilities and Stockholders' Equity	$167,757			$140,473
Net interest-earning assets	$13,379			$10,831
Net interest income; average interest rate spread		$6,333	3.83%		$5,561	4.07%
Net interest margin (4)			3.96%			4.18%
Average interest-earning assets to average interest-bearing liabilities			109.12%			108.87%

_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)       Includes tax free municipal leases with an aggregate average balance of $158,000 and an average yield of 4.05% for the year-ended December 31, 2015.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.
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

	2015 vs. 2014				2014 vs. 2013
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Short-term investments and investment securities available for sale	$(28)	$59	$(9)	$22	$8	$(75)	$(2)	$(69)
Loans receivable (1) (2)	(194)	1,352	(37)	1,121	(274)	1,397	(63)	1,060
Total interest-earning assets	(222)	1,411	(46)	1,143	(266)	1,322	(65)	991
Interest expense:
Passbook accounts	--	(2)	--	(2)	(1)	--	--	(1)
Savings accounts	(7)	(7)	2	(12)	(1)	1	--	--
Money market accounts	6	52	2	60	(3)	19	--	16
Certificate of deposit accounts	(26)	294	(5)	263	(109)	142	(10)	23
Total deposits	(27)	337	(1)	309	(114)	162	(10)	38
FHLB borrowings	31	18	13	62	(35)	214	(179)	--
Total interest-bearing liabilities	4	355	12	371	(149)	376	(189)	38
Increase (decrease) in net interest income	$(226)	$1,056	$(58)	$772	$(117)	$946	$124	$953
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company decreased its provision for loan losses by $74,000, or 18.8%, from $394,000 for the year ended December 31, 2014 to $320,000 for the year ended December 31, 2015, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2015.

Non-performing loans amounted to $852,000, or 0.59% of net loans receivable at December 31, 2015, consisting of nine loans, three of which were on non-accrual status and six of which were 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $2.8 million, or 2.30% of net loans receivable at December 31, 2014, consisting of twenty-two loans, sixteen of which were on non-accrual status and six of which were 90 days or more past due and accruing interest. The non-performing loans at December 31, 2015 include eight one-to-four family non-owner occupied residential loans and one commercial real estate loan, and all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2015, one loan was placed on non-accrual status resulting in the reversal of approximately $4,000 of previously accrued interest income, one loan that was on non-accrual status was returned to accrual status, one property that was collateral for a loan that had been on non-accrual was transferred to other real estate owned, and one loan that had been on non-accrual was paid-off and $17,000 was written-off through the allowance for loan losses.  The allowance for loan losses as a percent of total loans receivable was 0.91% at December 31, 2015 and 0.92% at December 31, 2014.

Other real estate owned (OREO) amounted to $1.4 million at December 31, 2015, consisting of seven properties.  This compares to one property with a carrying value of $111,000 at December 31, 2014.  During the quarter ended December 31, 2015, one property that had been collateral for a loan previously classified as non-accrual was transferred to OREO.  For the year ended December 31, 2015, the Company transferred eight properties into OREO totaling $1.3 million, made $165,000 of capital improvements to the properties, sold two properties with a carrying value of $164,000, and is in the process of marketing the other properties for sale.  Non-performing assets amounted to $2.3 million, or 1.23% of total assets at December 31, 2015 compared to $2.9 million, or 1.89% of total assets at December 31, 2014.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $10,000, or 0.5%, from $2.00 million for the year ended December 31, 2014 to $2.01 million for the year ended December 31, 2015.  The increase was primarily attributable to a $158,000 increase in fee income generated by the Bank's mortgage banking and title abstract subsidiaries, a $59,000 decrease in the loss on sale of other real estate owned, a $51,000 increase in other fees and service charges, a $40,000 increase in income from bank-owned life insurance, and a $12,000 increase in other income.  These increases in non-interest income were substantially offset by a $139,000 decrease in the gain on the sale of SBA loans, a $96,000 decrease in net gain on sales of residential mortgage loans, and a $75,000 loss on the sale of investment securities available for sale.

Non-Interest Expense.  Non-interest expense increased $798,000, or 15.2%, from $5.2 million for the year ended December 31, 2014 to $6.0 million for the year ended December 31, 2015.  Salaries and employee benefits expense accounted for $579,000 of the change as this expense increased 16.9%, from $3.4 million for the year ended December 31, 2014 to $4.0 million for the year ended December 31, 2015 due primarily to increased staff as the Company continues to expand its mortgage banking and lending operations.  Other expense accounted for $116,000 of the change as this expense increased 24.3%, from $477,000 for the year-ended December 31, 2014 to $593,000 for the year ended December 31, 2015 due primarily to an increase in recurring costs associated with the Bank's checking account products which were launched in December 2014.  Occupancy and equipment expense accounted for $59,000 of the change as this expense increased 10.9%, from $542,000 for the year ended December 31, 2014 to $601,000 for the year ended December 31, 2015.  The increase in occupancy and equipment expense was primarily attributable to charges related to new mortgage banking software and maintenance costs primarily related to our Lehigh Valley office.  FDIC deposit insurance assessment accounted for $20,000 of the change as this expense increased 19.8%, from $101,000 for the year ended December 31, 2014 to $121,000 for the year ended December 31, 2015.    The increase in FDIC deposit insurance assessment was primarily attributable to the year-over-year growth in the average assets of the Bank.  Professional fees accounted for $19,000 of the change as this expense increased 4.8%, from $398,000 for the year ended December 31, 2014 to $417,000 for the year ended December 31, 2015.  The increase in professional fees was primarily attributable to legal fees related to collections.  Other real estate owned expense accounted for $15,000 of the change as this expense increased 107.1%, from $14,000 for the year ended December 31, 2014 to $29,000 for the year ended December 31, 2015.  The increase in other real estate owned expense was primarily attributable to an increase in the number of properties held in other real estate owned during 2015.  Partially offsetting these increases was a decrease in advertising which declined $6,000, or 8.0%, from $75,000 for the year ended December 31, 2014 to $69,000 for the year ended December 31, 2015.  Also offsetting the increases in non-interest expense was a decrease in directors' fees and expenses which declined $4,000, or 2.0%, from $205,000 for the year ended December 31, 2014 to $201,000 for the year ended December 31, 2015.

Provision for Income Tax.  The provision for income tax increased $29,000, or 4.2%,  from $694,000 for the year ended December 31, 2014 to $723,000 for the year ended December 31, 2015 due primarily to the increase in pre-tax income as our effective tax rate remained relatively consistent at 36.3% for the year ended December 31, 2015 compared to 35.8% for the year ended December 31, 2014.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company's interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2015 and 2014, certificates of deposit amounted to $115.8 million and $96.3 million, respectively, or 62.9% and 61.9%, respectively, of total assets at such dates.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 15.7% at December 31, 2015, compared to 14.0% at December 31, 2014.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2015, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2015, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company's annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or "decay rates," of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Loans receivable (2)	$30,263	$29,141	$33,411	$20,167	$32,016	$144,998
Loans held for sale	5,064	--	--	--	--	5,064
Short-term investments and investment securities	18,036	4,180	3,853	235	--	26,304
Investment in Federal Home Loan Bank stock	--	--	--	--	618	618
Total interest-earning assets	$53,363	$33,321	$37,264	$20,402	$32,634	$176,984

Interest-bearing liabilities:
Passbook accounts	$119	$119	$711	$118	$118	$1,185
Savings accounts	655	655	1,310	327	328	3,275
Money market accounts	5,314	5,314	10,628	2,657	2,658	26,571
Certificate accounts	9,294	29,208	45,392	31,897	--	115,791
FHLB borrowings	5,000	2,000	5,500	1,000	--	13,500
Total interest-bearing liabilities	$20,382	$37,296	$63,541	$35,999	$3,104	$160,322

Interest-earning assets less interest-bearing liabilities	$32,981	$(3,975)	$(26,277)	$(15,597)	$29,530

Cumulative interest-rate sensitivity gap (3)	$32,981	$29,006	$2,729	$(12,868)	$16,662

Cumulative interest-rate gap as a percentage of total assets at December 31, 2015	17.9%	15.7%	1.5%	(7.0)%	9.0%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2015	261.8%	150.3%	102.3%	91.8%	110.4%
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

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2015, the Company's cash and cash equivalents amounted to $17.2 million.  At such date, the Company also had $3.6 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2015, Quaint Oak Bank had outstanding commitments to originate loans of $6.0 million and commitments under unused lines of credit of $12.5 million.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2015, certificates of deposit scheduled to mature in less than one year totaled $38.5 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2015, we had $13.5 million of borrowings from the FHLB and had $72.4 million in borrowing capacity.  Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank's FHLB stock as collateral for such advances. In addition, as of December 31, 2015 Quaint Oak Bank had $965,000 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2015.

Our stockholders' equity amounted to $19.0 million at December 31, 2015, an increase of $1.5 million, or 8.3% from $17.6 million at December 31, 2014.  Contributing to the increase was net income for the year ended December 31, 2015 of $1.3 million, common stock earned by participants in the employee stock ownership plan of $159,000, amortization of stock awards and options under our stock compensation plans of $135,000, the reissuance of treasury stock for exercised stock options of $67,000, the reissuance of treasury stock under the Bank's 401(k) Plan of $54,000, and a decrease in other comprehensive loss of $24,000.  These increases were partially offset by dividends paid of $239,000 and the purchase of 1,056 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $10,000.   For further discussion of the stock compensation plans, see Note 13 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2015, Quaint Oak Bank exceeded each of its capital requirements with ratios of 9.84%, 14.64%, 14.64% and 15.76%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank's regulatory capital requirements, see Note 16 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2015, we had unfunded commitments under lines of credit of $12.5 million and $6.0 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2015.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$442	$96	$140	$146	$60
Certificates of deposit	115,791	38,503	45,392	31,896	--
FHLB borrowings	13,500	7,000	5,500	1,000	--
Total contractual obligations	$129,733	$45,599	$51,032	$33,042	$60

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of Quaint Oak Bancorp, Inc.'s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Wexford, Pennsylvania
March 29, 2016

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania  15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31, 2015	At December 31, 2014
	(In thousands, except share and per share data)
Assets
Due from banks, non-interest-earning	$43	$696
Due from banks, interest-earning	17,163	13,241
Cash and cash equivalents	17,206	13,937
Investment in interest-earning time deposits	6,136	6,660
Investment securities available for sale	3,005	1,706
Loans held for sale	5,064	2,556
Loans receivable, net of allowance for loan losses (2015 $1,313, 2014 $1,148)	143,305	123,331
Accrued interest receivable	983	788
Investment in Federal Home Loan Bank stock, at cost	618	527
Bank-owned life insurance	3,638	3,549
Premises and equipment, net	1,834	1,639
Other real estate owned	1,410	111
Prepaid expenses and other assets	969	839
Total Assets	$184,168	$155,643

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$2,407	$640
Interest-bearing	146,822	123,765
Total deposits	149,229	124,405
Federal Home Loan Bank short-term borrowings	6,000	7,000
Federal Home Loan Bank long-term borrowings	7,500	4,500
Accrued interest payable	123	108
Advances from borrowers for taxes and insurance	1,859	1,592
Accrued expenses and other liabilities	421	463
Total Liabilities	165,132	138,068

Stockholders' Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,777,250 issued; 1,841,475 and 1,818,570 outstanding at December 31, 2015 and December 31, 2014, respectively	28	28
Additional paid-in capital	14,013	13,814
Treasury stock, at cost: 2015 935,775 shares; 2014 958,680 shares	(4,859)	(4,973)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(387)	(455)
Recognition & Retention Plan Trust (RRP)	(70)	(94)
Accumulated other comprehensive loss	(12)	(36)
Retained earnings	10,323	9,291
Total Stockholders' Equity	19,036	17,575
Total Liabilities and Stockholders' Equity	$184,168	$155,643

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income
	Years Ended December 31,
	2015	2014
	(In thousands, except share and per share data)
Interest Income
Interest on loans	$8,219	$7,098
Interest and dividends on time deposits and investment securities	205	183
Total Interest Income	8,424	7,281

Interest Expense
Interest on deposits	1,987	1,678
Interest on Federal Home Loan Bank borrowings	104	42
Total Interest Expense	2,091	1,720

Net Interest Income	6,333	5,561

Provision for Loan Losses	320	394

Net Interest Income after Provision for Loan Losses	6,013	5,167

Non-Interest Income
Mortgage banking and title abstract fees	489	331
Other fees and services charges	99	48
Income from bank-owned life insurance	89	49
Net gain on the sale of residential mortgage loans	1,346	1,442
Gain on the sale of SBA loans	25	164
Loss on the sales of investment securities	(75)	--
Loss on sale of other real estate owned	(4)	(63)
Other	44	32
Total Non-Interest Income, net	2,013	2,003

Non-Interest Expense
Salaries and employee benefits	4,001	3,422
Directors' fees and expenses	201	205
Occupancy and equipment	601	542
Professional fees	417	398
FDIC deposit insurance assessment	121	101
Other real estate owned expenses	29	14
Advertising	69	75
Other	593	477
Total Non-Interest Expense	6,032	5,234

Income before Income Taxes	1,994	1,936

Income Taxes	723	694

Net Income	$1,271	$1,242

Earnings per share – basic	$0.74	$0.73
Average shares outstanding - basic	1,718,456	1,703,732
Earnings per share - diluted	$0.68	$0.69
Average shares outstanding - diluted	1,882,466	1,810,642

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2015	2014
	(In Thousands)
Net Income	$1,271	$1,242

Other Comprehensive Income (Loss):
Unrealized losses on investment securities available for sale	(39)	(26)
Income tax effect	13	8
Reclassification adjustment for losses on sale of investment securities included in net income	75	--
Income tax effect	(25)	--
Net other comprehensive income (loss)	24	(18)

Total Comprehensive Income	$1,295	$1,224

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In thousands, except share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – DECEMBER 31, 2013	1,895,698	$28	$13,651	$(4,279)	$(656)	$(18)	$8,260	$16,986

Common stock allocated by ESOP			59		81			140

Treasury stock purchased	(90,050)			(760)				(760)

Reissuance of treasury stock under 401(k) Plan	7,446		26	38				64

Reissuance of treasury stock under Stock Incentive Plan	5,476		(28)	28				- -

Stock based compensation expense			132					132

Release of 5,558 vested RRP shares			(26)		26			--

Cash dividends declared ($0.115 per share)							(211)	(211)

Net income							1,242	1,242

Other comprehensive loss, net						(18)		(18)

BALANCE – DECEMBER 31, 2014	1,818,570	$28	$13,814	$(4,973)	$(549)	$(36)	$9,291	$17,575

Common stock allocated by ESOP			91		68			159

Treasury stock purchased	(1,056)			(10)				(10)

Reissuance of treasury stock under 401(k) Plan	5,051		28	26				54

Reissuance of treasury stock under Stock Incentive Plan	5,476		(28)	28				--

Reissuance of treasury stock for exercised stock options	13,434		(3)	70				67

Stock based compensation expense			135					135

Release of 5,108 vested RRP shares			(24)		24			--

Cash dividends declared ($0.138 per share)							(239)	(239)

Net income							1,271	1,271

Other comprehensive income, net						24		24
BALANCE – DECEMBER 31, 2015	1,841,475	$28	$14,013	$(4,859)	$(457)	$(12)	$10,323	$19,036

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Year Ended
	December 31,
	2015	2014
	(In Thousands)
Cash Flows from Operating Activities
Net income	$1,271	$1,242
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	320	394
Depreciation expense	182	167
Net amortization of securities premiums	1	--
Accretion of deferred loan fees and costs, net	(327)	(273)
Deferred income taxes	(38)	(164)
Stock-based compensation expense	294	272
Realized loss on sale of investment securities available for sale	75	--
Net gain on the sale of residential mortgage loans	(1,346)	(1,442)
Gain on the sale of SBA loans	(25)	(164)
Net loss on sale of other real estate owned	4	63
Increase in the cash surrender value of bank-owned life insurance	(89)	(49)
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(52,728)	(53,261)
Loans held for sale-proceeds	51,566	53,245
Accrued interest receivable	(195)	(53)
Prepaid expenses and other assets	(104)	(89)
Accrued interest payable	15	31
Accrued expenses and other liabilities	(42)	147
Net (Used in) Cash Provided by Operating Activities	(1,166)	66
Cash Flows from Investing Activities
Net decrease in investment in interest-earning time deposits	524	973
Purchase of investment securities available for sale	(3,073)	(52)
Principal repayments on investment securities available for sale	13	--
Proceeds from the sale of securities available for sale	1,721	--
Net increase in loans receivable	(21,240)	(16,512)
Net increase in investment in Federal Home Loan Bank stock	(91)	(106)
Purchase of bank-owned life insurance	--	(3,500)
Proceeds from the sale of other real estate owned	160	539
Capitalized expenditures on other real estate owned	(165)	(28)
Purchase of premises and equipment	(377)	(169)
Net Cash Used in Investing Activities	(22,528)	(18,855)
Cash Flows from Financing Activities
Net increase in demand deposits and savings accounts	5,367	4,982
Net increase in certificate accounts	19,457	16,099
Proceeds from Federal Home Loan Bank short-term borrowings	1,000	6,000
Repayment of Federal Home Loan Bank short-term borrowings	(2,000)	(4,500)
Proceeds from Federal Home Loan Bank long-term borrowings	3,000	4,500
Dividends paid	(239)	(211)
Purchase of treasury stock	(10)	(760)
Proceeds from the reissuance of treasury stock	54	64
Proceeds from the exercise of stock options	67	--
Increase in advances from borrowers for taxes and insurance	267	368
Net Cash Provided by Financing Activities	26,963	26,542
Net Increase in Cash and Cash Equivalents	3,269	7,753
Cash and Cash Equivalents – Beginning of Year	13,937	6,184
Cash and Cash Equivalents – End of Year	$17,206	$13,937

Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$2,076	$1,689
Cash payments for income taxes	$843	$855
Transfer of loans to other real estate owned	$1,298	$111

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank ("Bank").  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 2,777,250 shares of its common stock at a price of $5.00 per share (as adjusted for a two-for-one stock split effective September 8, 2015) to eligible depositors of the Bank.  All historical share amounts in this report have been adjusted to reflect the stock split described in Note 3 herein.  Upon completion of the conversion and the offering, all of Quaint Oak Bank's common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's common stock is, in turn, owned by the public.  The Company sold 2,777,250 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank along with its wholly owned subsidiaries.  At December 31, 2015, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  The insurance agency is currently inactive.  All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank's election under Section 10(l) of the Home Owners' Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  The Bank has two locations: the main office location in Southampton, Pennsylvania and a regional banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, money market accounts, savings accounts and, beginning in December 2014, non-interest bearing checking accounts for businesses and consumers.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, lines of credit, and commercial business loans.
Note 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  The Company's most significant estimates are the determination of the allowance for loan losses and valuation of deferred tax assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 8.  Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. During the year ended December 31, 2015, one investor purchased a total of 69% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 72% of the gain on loans sold during the year.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include non-interest earning and interest-earning demand deposits and money market accounts with various financial institutions, all of which mature within ninety days of acquisition.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2015 and 2014.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2015 and 2014.

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

Loans Held for Sale
Loans originated by the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.
Bank Owned Life Insurance ("BOLl")

The Company purchases bank owned life insurance as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The Company has recognized the cash surrender value under the insurance policies as an asset in the Consolidated Balance Sheets. Changes in the cash surrender value are recorded in non-interest income in the Consolidated Statements of Income.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Premises and Equipment
Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets that range from three to thirty-nine years.  The costs of maintenance and repairs are expensed as incurred.  Costs of major additions and improvements are capitalized.
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
The Company has three one-to-four family residential non-owner occupied loans for which foreclosure proceedings are in process at December 31, 2015. The total recorded investment is $186,000.
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
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2015 and 2014.  The Company's policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2012.

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
Share-Based Compensation
Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost is measured based on the grant date fair value of the equity or liability instruments issued.  The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock option and restricted share plans.
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
At December 31, 2015, the Company has three share-based plans: the 2008 Recognition and Retention Plan ("RRP"), the 2008 Stock Option Plan, and the 2013 Stock Incentive Plan.  Awards under these plans were made in May 2008 and 2013.  These plans are more fully described in Note 13.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Reclassifications
Certain items in the 2014 consolidated financial statements have been reclassified to conform to the presentation in the 2015 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recent Accounting Pronouncements
In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method.  The Company has provided additional disclosure in the Other Real Estate Owned paragraph of this Note.

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

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year.  Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.  All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.  The Company is evaluating the effect of adopting this new accounting Update.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40).  The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met:  (1) the loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed.  Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.  The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. This Update did not have a significant impact on the Company's financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 – Financial Statement Presentation and Significant Accounting Policies (Continued)

In January 2015, the FASB issued ASU 2015-01, Income Statement –Extraordinary and Unusual Items, as part of its initiative to reduce complexity in accounting standards.  This Update eliminates from GAAP the concept of extraordinary items.  The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  This Update is not expected to have a significant impact on the Company's financial statements.

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this Update. The amendments in this Update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this Update.  This Update is not expected to have a significant impact on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10):  Recognition and Measurement of Financial Assets and Financial Liabilities.  This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments.  Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 – Financial Statement Presentation and Significant Accounting Policies (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease id defined as one in which: (a) the lease term is 12 months or less, and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years.  For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020.  The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Note 3 – Stock Split

On August 13, 2015, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend effective for shareholders of record on August 24, 2015 that was distributed on September 8, 2015. All per share amounts in this report have been restated to reflect this stock split. An amount equal to the par value of the additional common shares issued pursuant to the stock split was reflected as a transfer from additional paid-in capital to common stock on the consolidated financial statements as of and for the years ended December 31, 2015 and 2014.

Note 4 – Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents ("CSEs").  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2015 and 2014, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 4 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2015	2014
Net Income	$1,271,000	$1,242,000

Weighted average shares outstanding – basic	1,718,456	1,703,732
Effect of dilutive common stock equivalents	164,010	106,910
Adjusted weighted average shares outstanding – diluted	1,882,466	1,810,642

Basic earnings per share	$0.74	$0.73
Diluted earnings per share	$0.68	$0.69

Note 5 – Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2015 and 2014 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2015	2014
	(In Thousands)
Balance beginning of the year	$(36)	$(18)
Other comprehensive loss before reclassifications	(26)	(18)
Amount reclassified from accumulated other comprehensive loss	50	--
Total other comprehensive income (loss)	24	(18)
Balance end of the year	$(12)	$(36)
________________________
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.
The following table presents significant amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2015 and 2014 (in thousands):

Details About Other Comprehensive Loss	Amount Reclassified from Accumulated Other Comprehensive Loss (1)		Affected Line Item in the Consolidated Statements of Income
	For the Year Ended December 31,
	2015	2014
Sale of available for sale securities	$(75)	$--	Loss on sales of investment securities
Tax effect	25	--	Income taxes
Total reclassification for the period	$(50)	$--
___________________
(1)	Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2015 and 2014, by contractual maturity, is shown below:

	2015	2014
	(In Thousands)
Due in one year or less	$3,585	$2,337
Due after one year through five years	2,551	4,323
	$6,136	$6,660

Note 7 – Investment Securities Available for Sale
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2015 and December 31, 2014 are summarized below (in thousands):
	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Governmental National Mortgage Association securities	$2,003	$--	$(13)	$1,990
Federal Home Loan Mortgage Corporation securities	1,020	--	(5)	1,015
	$3,023	$--	$(18)	$3,005

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Short-term bond fund	$1,214	$--	$(34)	$1,180
Limited-term bond fund	546	--	(20)	526
	$1,760	$--	$(54)	$1,706

The amortized cost and fair value of debt securities at December 31, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
	(In Thousands)
Due after ten years	$3,023	$3,005

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 – Investment Securities Available for Sale (Continued)
The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2015 and December 31, 2014 (dollar amounts in thousands):

	December 31, 2015
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Governmental National Mortgage Association securities	2	$1,990	$(13)	$--	$--	$1,990	$(13)
Federal Home Loan Mortgage Corporation securities	1	1,015	(5)	--	--	1,015	(5)
Total	3	$3,005	$(18)	$--	$--	$3,005	$(18)

	December 31, 2014
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Short-term bond fund	1	$--	$--	$1,180	$(34)	$1,180	$(34)
Limited-term bond fund	1	--	--	526	(20)	526	(20)
Total	2	$--	$--	$1,706	$(54)	$1,706	$(54)

At December 31, 2015, there were three securities in an unrealized loss position that at such date had an aggregate depreciation of 0.60% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2015 represents an other-than-temporary impairment.

There were no impairment charges recognized during the years ended December 31, 2015 and 2014.

For the year ended December 31, 2015, the Company sold two bond funds totaling $1.7 million resulting in losses of $75,000 on the transactions.  There were no realized gross gains on the transactions. For the year ended December 31, 2014, there were no sales of investment securities.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows:

	December 31, 2015	December 31, 2014
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$5,777	$7,085
Non-owner occupied	51,036	48,554
Total one-to-four family residential	56,813	55,639

Multi-family (five or more) residential	12,402	10,132
Commercial real estate	47,550	35,523
Commercial lines of credit	2,215	1,623
Construction	16,100	14,303
Home equity	7,409	6,961
Total real estate loans	142,489	124,181

Commercial business	2,576	749
Other consumer	71	41
Total Loans	145,136	124,971

Deferred loan fees and costs	(518)	(492)
Allowance for loan losses	(1,313)	(1,148)

Net Loans	$143,305	$123,331

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2015 and 2014 (in thousands):

	December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$5,777	$--	$--	$--	$5,777
One-to-four family residential non-owner occupied	49,457	331	1,248	--	51,036
Multi-family residential	12,402	--	--	--	12,402
Commercial real estate and lines of credit	48,185	262	1,318	--	49,765
Construction	14,621	--	1,479	--	16,100
Home equity	7,409	--	--	--	7,409
Commercial business	2,576	--	--	--	2,576
Other consumer	71	--	--	--	71
	$140,498	$593	$4,045	$--	$145,136

	December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family residential owner occupied	$6,132	$116	$837	$--	$7,085
One-to-four family residential non-owner occupied	46,971	38	1,317	228	48,554
Multi-family residential	10,065	--	67	--	10,132
Commercial real estate and lines of credit	35,984	293	537	332	37,146
Construction	14,303	--	--	--	14,303
Home equity	6,654	172	90	45	6,961
Commercial business	749	--	--	--	749
Other consumer	41	--	--	--	41
	$120,899	$619	$2,848	$605	$124,971

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2015 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$828	$15
One-to-four family residential non-owner occupied	653	659	--	1,464	62
Multi-family residential	--	--	--	66	5
Commercial real estate and lines of credit	--	--	--	1,085	77
Construction	--	--	--	--	--
Home equity	84	84	--	87	7
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	321	321	33	556	22
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	133	133	7	332	9
Construction	--	--	--	--	--
Home equity	--	--	--	45	4
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$--	$--	$--	$828	$15
One-to-four family residential non-owner occupied	974	980	33	2,020	84
Multi-family residential	--	--	--	66	5
Commercial real estate and lines of credit	133	133	7	1,417	86
Construction	--	--	--	--	--
Home equity	84	84	--	132	11
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$1,191	$1,197	$40	$4,463	$201

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2014 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$837	$837	$--	$839	$15
One-to-four family residential non-owner occupied	1,317	1,333	--	1,341	39
Multi-family residential	67	72	--	74	--
Commercial real estate and lines of credit	537	537	--	542	17
Construction	--	--	--	--	--
Home equity	90	90	--	93	7
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	228	231	29	231	--
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	332	332	29	331	10
Construction	--	--	--	--	--
Home equity	45	45	8	46	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$837	$837	$--	$839	$15
One-to-four family residential non-owner occupied	1,545	1,564	29	1,572	39
Multi-family residential	67	72	--	74	--
Commercial real estate and lines of credit	869	869	29	873	27
Construction	--	--	--	--	--
Home equity	135	135	8	139	7
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$3,453	$3,477	$66	$3,497	$88

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2015, the Company had nine loans totaling $781,000 that were identified as troubled debt restructurings.  All nine of these loans were performing in accordance with their modified terms.  At December 31, 2014, the Company had eleven loans totaling $951,000 that were identified as troubled debt restructurings.  Two of these loans totaling $155,000 were on non-accrual, three loans totaling $215,000 were 30-89 days delinquent, and six loans totaling $581,000 were performing in accordance with their modified terms at December 31, 2014. If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company's TDR loans as of December 31, 2015 and December 31, 2014 (dollar amounts in thousands):

	December 31, 2015
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	564	-	564	25
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	1	133	-	133	7
Construction	--	--	--	--	--
Home equity	3	84	-	84	-
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	9	$781	$-	$781	$32

	December 31, 2014
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	7	728	155	573	10
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	1	133	--	133	7
Construction	--	--	--	--	--
Home equity	3	90	--	90	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	11	$951	$155	$796	$17

The contractual aging of the TDRs in the tables above as of December 31, 2015 and 2014 is as follows (in thousands):

	December 31, 2015
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	564	--	--	--	564
Multi-family residential	-	--	--	--	-
Commercial real estate and lines of credit	133	--	--	--	133
Construction	-	--	--	--	-
Home equity	84	--	--	--	84
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	-
Total	$781	$--	$--	$--	$781

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2014
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	358	215	--	155	728
Multi-family residential	--	--	--	--	--
Commercial real estate and lines of credit	133	--	--	--	133
Construction	--	--	--	--	--
Home equity	90	--	--	--	90
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	-
Total	$581	$215	$--	$155	$951

During the year ended December 31, 2015, no new loans were identified as TDRs and two properties securing two loans previously identified as TDRs totaling $139,000 were transferred to OREO.

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan's original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2015 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2015 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2015 (in thousands):

	December 31, 2015
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$75	$418	$60	$324	$122	$46	$7	$96	$1,148
Charge-offs	--	(110)	--	(21)	--	(45)	--	--	(176)
Recoveries	--	--	--	21	--	--	--	--	21
Provision	(20)	178	21	65	31	49	11	(15)	320
Ending balance	$55	$486	$81	$389	$153	$50	$18	$81	$1,313
Ending balance evaluated
for impairment
Individually	$--	$33	$--	$7	$--	$--	$--	$--	$40
Collectively	$55	$453	$81	$382	$153	$50	$18	$81	$1,273
Loans receivable:
Ending balance	$5,777	$51,036	$12,402	$49,765	$16,100	$7,409	$2,647	$--	$145,136
Ending balance evaluated
for impairment
Individually	$--	$974	$--	$133	$--	$84	$--	$--	$1,191
Collectively	$5,777	$50,062	$12,402	$49,632	$16,100	$7,325	$2,647	$--	$143,945

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2014 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2014 (in thousands):

	December 31, 2014
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate and Lines of Credit	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$59	$424	$36	$199	$96	$50	$2	$75	$941
Charge-offs	(57)	--	--	(133)	--	--	--	--	(190)
Recoveries	--	--	--	3	--	--	--	--	3
Provision	73	(6)	24	255	26	(4)	5	21	394
Ending balance	$75	$418	$60	$324	$122	$46	$7	$96	$1,148
Ending balance evaluated for impairment:
Individually	$--	$29	$--	$29	$--	$8	$--	$--	$66
Collectively	$75	$389	$60	$295	$122	$38	$7	$96	$1,082

Loans receivable:
Ending balance	$7,085	$48,554	$10,132	$37,146	$14,303	$6,961	$790	$--	$124,971
Ending balance evaluated for impairment
Individually	$837	$1,545	$67	$869	$--	$135	$--	$--	$3,453
Collectively	$6,248	$47,009	$10,065	$36,277	$14,303	$6,826	$790	$--	$121,518

The Bank allocated increased allowance for loan loss provisions to the one-to-four family residential non-owner occupied and commercial real estate and lines of credit portfolio class for the year ended December 31, 2015, due to increased balances and charge-off activity in these portfolio classes.  The Bank allocated increased allowance for loan loss provisions to the home equity portfolio class for the year ended December 31, 2015 due to increased charge-off activity in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the construction, multi-family residential and commercial business class for the year ended December 31, 2015 due to increased balances in these portfolio classes.  The Bank allocated decreased allowance for loan loss provisions to the one-to-four family owner occupied class for the year ended December 31, 2015 due decreased balances and charge-off activity in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the commercial real estate and lines of credit portfolio class for the year ended December 31, 2014, due to increased charge-off activity in this portfolio class.  The Bank allocated decreased allowance for loan loss provisions to the 1-4 family residential non-owner occupied and home equity portfolio classes for the year ended December 31, 2014, due to decreased charge-off activity in this portfolio class.

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2015 and 2014 (in thousands):

	December 31, 2015	December 31, 2014
One-to-four family residential owner occupied	$--	$588
One-to-four family residential non-owner occupied	186	836
Multi-family residential	--	67
Commercial real estate and lines of credit	--	489
Construction	--	--
Home equity	--	45
Commercial business	--	--
Other consumer	--	--
	$186	$2,025

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $852,000 and $2.8 million at December 31, 2015 and 2014, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2015 and 2014 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $10,000 and $143,000 for the years ended December 31, 2015 and 2014, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2015 and 2014 (in thousands):

	December 31, 2015
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$253	$--	$253	$5,524	$5,777	$--
One-to-four family residential non-owner occupied	1,227	590	1,817	49,219	51,036	404
Multi-family residential	--	--	--	12,402	12,402	--
Commercial real estate and lines of credit	894	262	1,156	48,609	49,765	262
Construction	558	--	558	15,542	16,100	--
Home equity	55	--	55	7,354	7,409	--
Commercial business	--	--	--	2,576	2,576	--
Other consumer	--	--	--	71	71	--
	$2,987	$852	$3,839	$141,297	$145,136	$666

	December 31, 2014
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$589	$837	$1,426	$5,659	$7,085	$249
One-to-four family residential non-owner occupied	735	972	1,707	46,847	48,554	136
Multi-family residential	--	67	67	10,065	10,132	--
Commercial real estate and lines of credit	1,051	910	1,961	35,185	37,146	421
Construction	107	--	107	14,196	14,303	--
Home equity	99	45	144	6,817	6,961	--
Commercial business	--	--	--	749	749	--
Other consumer	--	--	--	41	41	--
	$2,581	$2,831	$5,412	$119,559	$124,971	$806

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 - Premises and Equipment
The components of premises and equipment at December 31, 2015 and 2014 are as follows:
	2015	2014
	(In Thousands)
Land and land inprovements	$292	$208
Buildings	1,133	981
Leasehold improvements	376	369
Furniture, fixtures and equipment	900	766
	2,701	2,324
Accumulated depreciation	(867)	(685)
	$1,834	$1,639

Depreciation expense for the years ended December 31, 2015 and 2014 amounted to approximately $182,000 and $167,000, respectively.
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Lease expense was $110,000 and $119,000 for the years ended December 31, 2015 and 2014, respectively.

Note 10 - Deposits
Deposits and the weighted average interest rate at December 31, 2015 and 2014 consist of the following:
	2015		2014
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
		(Dollars in Thousands)
Non-interest bearing checking accounts	$2,407	--%	$640	--%
Passbook accounts	1,185	0.15	2,573	0.15
Savings accounts	3,275	0.23	5,655	0.37
Money market accounts	26,571	0.77	19,203	0.74
Certificate of deposit accounts	115,791	1.67	96,334	1.70
	$149,229	1.40%	$124,405	1.42%

A summary of certificates of deposit by maturity at December 31, 2015 is as follows (in thousands):
Years ending December 31:
2016	$38,503
2017	28,989
2018	16,403
2019	8,747
2020	23,149
$115,791

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $9.8 million and $6.2 million at December 31, 2015 and 2014, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 - Borrowings
As of December 31, 2015, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $72.4 million. Quaint Oak Bank's Federal Home Loan Bank advances outstanding were $13.5 million and $11.5 million at December 31, 2015 and 2014, respectively.   As of December 31, 2015, Quaint Oak Bank has $965,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2015 and 2014.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2015 and 2014 (in thousands):

	At or For the Year Ended December 31,
	2015	2014
	(Dollars in Thousands)
FHLB short-term borrowings:
Average balance outstanding	$7,077	$7,682
Maximum amount outstanding at any month-end during the period	8,000	11,500
Balance outstanding at end of period	6,000	7,000
Average interest rate during the period	0.35%	0.27%
Weighted average interest rate at end of period	0.45%	0.27%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2015 and 2014 (in thousands):

	December 31, 2015		December 31, 2014
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2016	$1,000	0.88%	$1,000	0.88%
2017	2,500	1.15	1,500	1.30
2018	3,000	1.46	1,000	1.71
2019	1,000	2.02	1,000	2.02
Total FHLB long-term debt	$7,500	1.35%	$4,500	1.46%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 - Income Taxes
The components of income tax expense for the years ended December 31, 2015 and 2014 are as follows:
	2015	2014
	(In Thousands)
Federal:
Current	$731	$836
Deferred	(38)	(164)
	693	672
State, current	30	22
	$723	$694

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2015 and 2014 is as follows:
	2015	2014
	(In Thousands)
Federal income tax at statutory rate	$677	$658
State tax, net of federal benefit	20	13
Stock compensation expense	49	35
Other	(23)	(12)
	$723	$694

The components of the net deferred tax asset at December 31, 2015 and 2014 are as follows:
	2015	2014
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$446	$390
Stock-based compensation	35	39
Interest on non-accrual loans	2	17
Unrealized loss on investment securities available for sale	6	18
Deferred loan fees	176	167
Organization cost	2	3
Total deferred tax assets	667	634
Deferred tax liabilities:
Bank premises and equipment	(138)	(131)
Total deferred tax liabilities	(138)	(131)

Net Deferred Tax Asset	$529	$503

The net deferred tax asset at December 31, 2015 and 2014 of $529,000 and $503,000, respectively, is included in other assets.

No valuation allowance was established at December 31, 2015 and 2014, in view of the Company's ability to carry back taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company's then outstanding common stock in the open market at an average price of $4.68 (split-adjusted) for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company's common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders' equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2015 and 2014, the Company recognized $170,000 and $140,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2015 and 2014:

	2015	2014
Allocated shares	139,219	124,790
Unreleased shares	82,961	97,390
Total ESOP shares	222,180	222,180

Fair value of unreleased shares (in thousands)	$1,004	$950

Recognition and Retention and Stock Incentive Plans

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the "RRP") and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust acquired 111,090 shares of the Company's stock in the open market at an average price of $4.68 totaling $520,000.  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the "Stock Incentive Plan").  The Stock Incentive Plan provides that no more than 48,750, or 25%, of the shares may be granted as restricted stock awards.

As of December 31, 2015, a total of 30,784 awards of restricted stock were unvested under the RRP and Stock Incentive Plan and 21,968 restricted stock awards were available for future grant under the Stock Incentive Plan and none under the RRP.  The RRP and Stock Incentive Plan share awards have vesting periods from five to seven years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

A summary of the status of the shares under the RRP and Stock Incentive Plan as of December 31, 2015 and 2014 is as follows:

	2015		2014
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	41,966	$8.09	53,000	$8.06
Granted	--	--	--	--
Vested	(10,582)	8.06	(11,034)	7.92
Forfeited	(600)	8.10	--	--
Unvested at the end of the year	30,784	$8.10	41,966	$8.09

Compensation expense on the restricted stock awards is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2015 and 2014, the Company recognized $82,000 and $86,000 of compensation expense, respectively. A tax benefit of approximately $28,000 and $29,000, respectively was recognized during each of these periods.  As of December 31, 2015, approximately $199,000 in additional compensation expense will be recognized over the remaining service period of approximately 2.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the "Option Plan").  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 277,726 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 48,750 may be restricted stock awards, for a balance of 146,250 stock options assuming all the restricted shares are awarded.

For grants in May 2008, the Compensation Committee of the Board of Directors determined to grant the stock options at an exercise price equal to $5.00 per share (split-adjusted) which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan and the Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.

As of December 31, 2015, a total of 354,266 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 56,276 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 – Stock Compensation Plans (Continued)

Stock Options (Continued)

A summary of option activity under the Company's Option Plan and Stock Incentive Plan as of December 31, 2015 and 2014 and changes during the years ended December 31, 2015 and 2014 is as follows:

	2015			2014
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	369,140	$6.30	5.7	369,140	$6.30	6.5
Granted	-	-	-	-	-	-
Exercised	(13,434)	5.00	-	-	-	-
Forfeited	(1,440)	8.10	-	-	-	-
Outstanding at the end of the period	354,266	$6.33	4.7	369,140	$6.30	5.7
Exercisable at the end of the period	261,866	$5.71	2.4	245,618	$5.39	3.3

The estimated fair value of the options granted in May 2013 was $1.59 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	1.23%
Risk-free interest rate	5.00%
Expected life of options	5.0 years
Expected stock-price volatility	24.66%

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  Management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected Stock price volatility was estimated by considering the Company's own stock volatility.  The actual future volatility may differ from our historical volatility.

At December 31, 2015, the aggregate intrinsic value of options outstanding was $2.0 million.  At December 31, 2015, the aggregate intrinsic value of options exercisable was $1.7 million. The intrinsic value of the options outstanding as of December 31, 2014 was $1.3 million.  The intrinsic value of the options exercisable as of December 31, 2014 was $1.1 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2015 and December 31, 2014. This amount changes based on changes in the market value of the Company's common stock.

During the years ended December 31, 2015 and 2014, the Company recognized $53,000 and $46,000 of compensation expense, respectively. A tax benefit of approximately $14,000 and $11,000, respectively, was recognized during these periods.  As of December 31, 2015, approximately $107,000 in additional compensation expense will be recognized over the remaining service period of approximately 2.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2015 and 2014, respectively.

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
A summary of the Company's financial instrument commitments at December 31, 2015 and 2014 is as follows:
	2015	2014
	(In Thousands)
Commitments to originate loans	$5,995	$7,763
Unfunded commitments under lines of credit	12,489	21,427

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

Future minimum annual rental payments required under non-cancelable operating leases are as follows:

Year	Rental Amount
(In Thousands)
2016	$96
2017	71
2018	69
2019	74
2020	72
Thereafter	60
$442

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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2015, that the Bank meets all capital adequacy requirements to which it is subject.
In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully-phased in on a global basis on January 1, 2019. The new regulations established a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset ("RWA") ratio, phase out certain kinds of tangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine requirement capital ratios. Provisions of the Dodd-Frank Act generally require these capital rules to apply to bank holding companies and their subsidiaries. The new common equity Tier 1 capital component requires capital of the highest quality-predominantly composed of retained earnings and common stock instruments. For community banks, such as Quaint Oak Bank, a common equity Tier 1 capital ratio of 4.5% became effective on January 1, 2015. The new capital rules also increased the current minimum of Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.
Bank holding companies are generally subject to statutory capital requirements, which were implemented by certain of the new capital regulations described above that became effective on January 1, 2015. However, the Small Banking Holding Company Policy Statement exempts certain small bank holding companies like the Company from those requirements provided that they meet certain conditions.
As of December 31, 2015 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2015 that management believes have changed the Bank's category.   The Company's ratios do not differ significantly from the Bank's ratios presented below.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 - Regulatory Matters (Continued)
The Bank's actual capital amounts and ratios at December 31, 2015 and 2014 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2015:
Total capital (to risk-weighted assets)	$18,953	15.76%	$	≥ 8,418	≥8.00%	$	≥10,523	≥10.00%
Tier 1 capital (to risk-weighted assets)	17,612	14.64		≥ 4,209	≥6.00		≥ 6,314	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets	17,612	14.64		≥ 4,209	≥4.50		≥ 6,314	≥ 6.50
Tier 1 capital (to average assets)	17,612	9.84		≥ 6,028	≥4.00		≥ 7,535	≥ 5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2014:
Total capital (to risk-weighted assets)	$17,362	16.50%	$ ≥ 8,418	≥8.00%	$ ≥10,523	≥10.00%
Tier 1 capital (to risk-weighted assets)	16,187	15.38	≥ 4,209	≥4.00	≥ 6,314	≥ 6.00
Common Equity Tier 1 capital (to risk- weighted assets	NA	NA	NA	NA	NA	NA
Tier 1 capital (to average assets)	16,187	10.74	≥ 6,028	≥4.00	≥ 7,535	≥ 5.00

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments
Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair values estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.
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

The following is a discussion of assets and liabilities measured at fair value on a recurring and non-recurring basis and valuation techniques applied:
Investment Securities Available For Sale: The fair value of securities available for sale are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2015 (in thousands):
	December 31, 2015
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association securities	$1,990	$--	$1,990	$--
Federal Home Loan Mortgage Corporation securities	1,015	--	1,015	--
Total investment securities available for sale	$3,005	$--	$3,005	$--
Total recurring fair value measurements	$3,005	$--	$3,005	$--

Nonrecurring fair value measurements
Impaired loans	$1,151	$--	$--	$1,151
Other real estate owned	1,410	--	--	1,410
Total nonrecurring fair value measurements	$2,561	$--	$--	$2,561

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2015 and 2014 (dollars in thousands):

	December 31, 2015
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$1,151	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-25% (3%)

Other real estate owned	$1,410	Appraisal of collateral (1)	Appraisal adjustments (2)	0% -29% (5%)

	December 31, 2014
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$3,387	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-33% (2%)

Other real estate owned	$111	Appraisal of collateral (1)	Appraisal adjustments (2)	1% (1%)
_________________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The estimated fair values of the Company's financial instruments were as follows at December 31, 2015 and December 31, 2014 (in thousands):

			Fair Value Measurements at
			December 31, 2015
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$17,206	$17,206	$17,206	$--	$--
Investment in interest-earning time deposits	6,136	6,206	--	--	6,206
Investment securities available for sale	3,005	3,005	--	3,005	--
Loans held for sale	5,064	5,244	--	5,244	--
Loans receivable, net	143,305	145,134	--	--	145,134
Accrued interest receivable	983	983	983	--	--
Investment in FHLB stock	618	618	618	--	--
Bank-owned life insurance	3,638	3,638	3,638	--	--

Financial Liabilities
Deposits	149,229	150,644	33,438	--	117,206
FHLB short-term borrowings	6,000	6,000	6,000	--	--
FHLB long-term borrowings	7,500	7,479	--	--	7,479
Accrued interest payable	123	123	123	--	--

			Fair Value Measurements at
			December 31, 2014
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$13,937	$13,937	$13,937	$--	$--
Investment in interest-earning time deposits	6,660	6,723	--	--	6,723
Investment securities available for sale	1,706	1,706	1,706	--	--
Loans held for sale	2,556	2,664	--	2,664	--
Loans receivable, net	123,331	123,419	--	--	123,419
Accrued interest receivable	788	788	788	--	--
Investment in FHLB stock	527	527	527	--	--
Bank-owned life insurance	3,549	3,549	3,549	--	--

Financial Liabilities
Deposits	124,405	125,724	28,071	--	97,653
FHLB short-term borrowings	7,000	7,000	7,000	--	--
FHLB long-term borrowings	4,500	4,492	--	--	4,492
Accrued interest payable	108	108	108	--	--

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
Deposits.  The carrying amount is considered a reasonable estimate of fair value for demand savings and money market deposit accounts.  The fair value of fixed maturity certificates of deposit is estimated by a discounted cash flow method using the rates currently offered for deposits of similar maturities.
Federal Home Loan Bank Borrowings.  Fair values of long-term FHLB borrowings are estimated based on rates currently available to the Company for similar terms and remaining maturities.  The carrying amount of short-term FHLB borrowings approximates its fair value.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2015	2014
Assets
Cash and cash equivalents	$76	$259
Investment in Quaint Oak Bank	17,612	16,205
Premises and equipment, net	1,311	1,074
Other assets	50	50
Total Assets	$19,049	$17,588

Liabilities and Stockholders' Equity
Other liabilities	$13	$13
Stockholders' equity	19,036	17,575
Total Liabilities and Stockholders' Equity	$19,049	$17,588

Statements of Income

	For the Year Ended December 31,
	2015	2014
Income
Dividends from subsidiary	$--	$500
Rental income	106	106
Total Income	106	606

Expenses
Occupancy and equipment expense	99	78
Other expenses	95	79
Total Expenses	194	157

Net Income (Loss) Before Income Taxes	(88)	449
Equity in Undistributed Net Income of Subsidiary	1,329	776
Income Tax Benefit	30	17
Net Income	$1,271	$1,242

Comprehensive Income	$1,295	$1,224

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2015	2014

Operating Activities
Net income	$1,271	$1,242
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income in subsidiary	(1,329)	(776)
Depreciation expense	27	23
Stock-based compensation expense	294	272
Increase in other assets	(54)	(39)
Decrease in other liabilities	--	(7)
Net cash provided by operating activities	209	715

Investing Activities
Purchase of property and equipment	(264)	(90)
Net cash used in investing activities	(264)	(90)

Financing Activities
Dividends paid	(239)	(211)
Purchase of treasury stock	(10)	(760)
Proceeds from the reissuance of treasury stock	54	64
Proceeds from the exercise of stock options	67	--
Net cash used in financing activities	(128)	(907)

Net Decrease in Cash and Cash Equivalents	(183)	(282)
Cash and Cash Equivalents-Beginning of Year	259	541
Cash and Cash Equivalents-End of Year	$76	$259

DIRECTORS AND EXECUTIVE OFFICERS
Directors

Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania

Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, Pennsylvania

George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Quakertown, Pennsylvania

John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers

Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Vice President Operations, Compliance Officer, Information Technology Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer	William R. Gonzalez Senior Vice President, Business Development

BANKING LOCATIONS

Main Office	Lehigh Valley Office

501 Knowles Avenue	1710 Union Boulevard
Southampton, Pennsylvania	Allentown, PA 18109
(215) 364-4059	(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR	INVESTOR RELATIONS CONTACT

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.	Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Computershare, Inc.	Diane J. Colyer
211 Quality Circle, Suite 210	Quaint Oak Bancorp, Inc.
College Station, Texas 77845	501 Knowles Avenue
(800) 368-5948	Southampton, Pennsylvania 18966
www.computershare.com	(866) 795-4499
dcolyer@quaintoak.com