Form 10-K, Exhibit 13
period 2016-12-31
QUAINT OAK BANCORP INC
filed 2017-03-29
CIK 1391933

EXHIBIT 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

2016

Annual Report

Quaint Oak Bancorp, Inc.

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am very pleased to present our 2016 Annual Report to Shareholders.

2016 was again a year of strong earnings for Quaint Oak Bancorp.  Earnings reported for the year ended December 31, 2016 were 17.9% higher than the year ended December 31, 2015.  Similarly, total assets increased 17.4% for 2016 when compared to the same year end periods.  Our Lehigh Valley banking office contributed to that asset growth as the office held over $50 million in deposits at year end.  Additionally, our income growth received strong contributions from Quaint Oak Bank's subsidiary companies.  We also completed several operational initiatives as we dramatically improved the core processing system and cyber security monitoring system of Quaint Oak Bank.

However, the year was historic for us in several other ways:

●
We celebrated the 90th anniversary of Quaint Oak Bank.  This milestone adds its own mark of stability to our organization and we are proud to both share in this achievement and be in position to carry this success forward into the next decade.

●
We launched Quaint Oak Insurance Agency through the purchase of renewal rights on a book of business from a small existing local agency as of August 1, 2016.  The management, personnel and operational aspects were successfully "on-boarded" by year end.  The impact of that initiative contributed to the profitability of the agency within the five months of operation in 2016.

Our commitment to continued growth is evident in our planning for 2017.

●	We recently completed renovation of our real estate subsidiary's facility at our Lehigh Valley regional office and have embarked on a recruiting campaign to attract additional sales agents.
●	We secured an office in a prominent shopping center to house our new insurance agency. The move will provide exposure and name recognition intended to grow the customer and active policy count.
●	Operationally, we are scheduled to introduce the final module of Quaint Oak Bank's core processing system that supports e-statements and a commercial cash management capability.

I am always pleased that our stockholders benefited from our strategy having received a dividend increase over the previous year supported by the increase in stockholder equity of $1.8 million or 9.2% at year-end 2016 compared to 2015.

As always, in conjunction with having maintained a strong repurchase plan, our continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC ׀ Quaint Oak Mortgage, LLC ׀ Quaint Oak Real Estate, LLC ׀ Quaint Oak Insurance Agency, LLC
Serving the Delaware Valley and the Lehigh Valley Markets

Quaint Oak Bancorp, Inc.

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2016	2015
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$216,163	$184,168
Cash and cash equivalents	9,300	17,206
Investment in interest-earning time deposits	6,098	6,136
Investment securities available for sale at fair value (cost-2016 $9,612; 2015 $3,023)	9,555	3,005
Loans held for sale	4,712	5,064
Loans receivable, net	176,807	143,305
Federal Home Loan Bank stock, at cost	713	618
Premises and equipment, net	1,730	1,834
Deposits	177,007	149,229
Federal Home Loan Bank borrowings	15,500	13,500
Stockholders' Equity	20,790	19,036

Selected Operating Data:
Total interest income	$9,183	$8,424
Total interest expense	2,565	2,091
Net interest income	6,618	6,333
Provision for loan losses	292	320
Net interest income after provision for loan losses	6,326	6,013
Total non-interest income	2,603	2,013
Total non-interest expense	6,695	6,032
Income before income taxes	2,234	1,994
Income taxes	736	723
Net income	$1,498	$1,271

Selected Operating Ratios(1):
Average yield on interest-earning assets	4.82%	5.26%
Average rate on interest-bearing liabilities	1.47	1.43
Average interest rate spread(2)	3.35	3.83
Net interest margin(2)	3.48	3.96
Average interest-earning assets to average interest-bearing liabilities	109.30	109.12
Net interest income after provision for loan losses to non-interest expense	94.49	99.68
Total non-interest expense to average assets	3.36	3.60
Efficiency ratio(3)	72.60	72.28
Return on average assets	0.75	0.76
Return on average equity	7.56	6.99
Average equity to average assets	9.94	10.84

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	1.06%	0.59%
Non-performing assets as a percent of total assets(5)	1.07	1.23
Non-performing assets and troubled debt restructurings as a percent of total assets	1.41	1.65
Allowance for loan losses as a percent of non-performing loans	85.74	154.11
Allowance for loan losses as a percent of total loans receivable	0.90	0.91
Net charge-offs to average loans receivable	0.00	0.11

Capital Ratios(4):
Tier 1 leverage ratio	8.94%	9.84%
Common Tier 1 capital ratio	12.14	14.64
Tier 1 risk-based capital ratio	12.14	14.64
Total risk-based capital ratio	13.20	15.76
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2016 and 2015.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

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

Quaint Oak Bank's business consists primarily of originating residential, multi-family and commercial real estate loans secured by property and to a lesser extent commercial business loans, in its market area.   At December 31, 2016, commercial real estate loans comprise the largest percentage of Quaint Oak Bank's loan portfolio, before net items, at 43.4%.  Quaint Oak Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, savings and money market accounts.  At December 31, 2016, certificates of deposit amounted to 63.4% of total assets compared to 62.9% of total assets at December 31, 2015.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2016, non-interest bearing checking accounts amounted to 3.3% of total deposits compared to 1.6% of total deposits at December 31, 2015. Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank's assets.

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

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2016 and December 31, 2015

General. The Company's total assets at December 31, 2016 were $216.2 million, an increase of $32.0 million, or 17.4%, from $184.2 million at December 31, 2015. This growth in total assets was primarily due to a $33.5 million, or 23.4%, increase in loans receivable, net, a $6.6 million, or 218.0% increase in investment securities available for sale, and a $980,000 increase in goodwill and other intangible asset, net of accumulated amortization.  These increases were partially offset by a $7.9 million, or 45.9% decrease in cash and cash equivalents and a $975,000, or 69.1% decrease in other real estate owned.

Cash and Cash Equivalents. Cash and cash equivalents decreased $7.9 million, or 45.9%, from $17.2 million at December 31, 2015 to $9.3 million at December 31, 2016 as excess liquidity was used to fund loans and investment securities available for sale.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits decreased $38,000, or 0.6%, from $6.14 million at December 31, 2015 to $6.10 million at December 31, 2016 primarily due to the maturity and redemption of time deposits.

Investment Securities Available for Sale.  Investment securities available for sale increased $6.6 million, or 218.0%, from $3.0 million at December 31, 2015 to $9.6 million at December 31, 2016, as the Company purchased $7.8 million of GNMA, FNMA and FHLMC mortgage-backed securities and U.S. government agency debt securities, partially offset by principal repayments on these securities totaling $1.2 million during the year ended December 31, 2016.
Loans Held for Sale.  Loans held for sale decreased $352,000, or 7.0%, from $5.1 million at December 31, 2015 to $4.7 million at December 31, 2016 as the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $64.3 million of one-to-four family residential loans during the year ended December 31, 2016 and sold $64.6 million of loans in the secondary market during this same period.
Loans Receivable, Net.  Loans receivable, net, increased $33.5 million, or 23.4%, to $176.8 million at December 31, 2016 from $143.3 million December 31, 2015.  This increase was funded primarily from deposits and excess liquidity in cash and cash equivalents.  Increases within the portfolio occurred in commercial real estate loans which increased $28.0 million, or 56.2%, commercial business loans which increased $6.7 million, or 260.8%, multi-family residential loans which increased $2.2 million, or 18.1%, and one-to-four family residential non-owner occupied loans which increased $857,000, or 1.7%. These increases were partially offset by decreases of $2.6 million, or 35.6%,  in home equity loans, $745,000, or 4.6%, in construction loans, $388,000, or 6.7%, in one-to-four family residential owner occupied loans, and $45,000, or 63.4% in other consumer loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock.  Federal Home Loan Bank stock increased $95,000, or 15.4%, from $618,000 at December 31, 2015 to $713,000 at December 31, 2016 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $3.7 million and $3.6 million at December 31, 2016 and 2015, respectively.

Premises and Equipment, Net.  Premises and equipment, net, decreased $104,000, or 5.7%, to $1.7 million at December 31, 2016 from $1.8 million at December 31, 2015.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Intangible, Net. The increase in intangible assets, net of accumulated amortization, is related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to the book of business produced and serviced by Signature Insurance Services, LLC on August 1, 2016 at a total cost of $1.0 million.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2016 was $465,000, net of accumulated amortization of $20,000 for the year ended December 31, 2016.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $435,000 at December 31, 2016, consisting of three properties.  This compares to seven properties totaling $1.4 million at December 31, 2015.  For the year ended December 31, 2016, the Company had no new properties transferred into OREO, made $294,000 of capital improvements to the properties, wrote down three properties totaling $113,000, sold four properties with a carrying value of $1.2 million, and realized a loss of $80,000.  The Company is in the process of marketing the other properties for sale.

Deposits.  Total deposits increased $27.8 million, or 18.6%, to $177.0 million at December 31, 2016 from $149.2 million at December 31, 2015. This increase in deposits was primarily attributable to increases of $21.3 million, or 18.4% in certificates of deposit, $4.5 million, or 17.1% in money market accounts, and $3.4 million, or 143.1% in non-interest bearing check accounts, partially offset by a $1.5 million, or 45.5% decrease in savings accounts.

Federal Home Loan Bank Borrowings. Federal Home Loan Bank borrowings increased $2.0 million, or 14.8%, to $15.5 million at December 31, 2016 from $13.5 million at December 31, 2015.  During the year ended December 31, 2016, the Company used excess liquidity to pay-off $1.0 million of short-term and $1.0 million of long-term fixed rate borrowings that matured in April and  September 2016 and  borrowed $2.0 million of short-term and $2.0 million in long-term fixed rate borrowings in order to fund loans.

Stockholders' Equity. Total stockholders' equity increased $1.8 million, or 9.2%, to $20.8 million at December 31, 2016 from $19.0 million at December 31, 2015.  Contributing to the increase was net income for the year ended December 31, 2016 of $1.5 million, the reissuance of treasury stock for exercised stock options of $190,000, common stock earned by participants in the employee stock ownership plan of $171,000, amortization of stock awards and options under our stock compensation plans of $129,000, and the reissuance of treasury stock under the Bank's 401(k) Plan of $92,000.  These increases were partially offset by dividends paid of $283,000, an increase in other comprehensive loss of $26,000, and the purchase of 1,435 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $17,000.

Comparison of Operating Results for the Years Ended December 31, 2016 and 2015

General.  Net income amounted to $1.5 million for the year ended December 31, 2016 compared to $1.3 million for the year ended December 31, 2015.  The $227,000, or 17.9% increase was primarily the result of increases in non-interest income of $590,000 and net interest income of $285,000 and a decrease in the provision for loan losses of $28,000, partially offset by increases in non-interest expense of $663,000 and the provision for income taxes of $13,000.

Net Interest Income.  Net interest income increased $285,000, or 4.5%, to $6.6 million for the year ended December 31, 2016 from $6.3 million for the year ended December 31, 2015.  The increase in net interest income was driven by a $759,000, or 9.0% increase in interest income, partially offset by a $474,000, or 22.7% increase in interest expense.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Income.  Interest income increased $759,000, or 9.0%, to $9.2 million for the year ended December 31, 2016 from $8.4 million for the year ended December 31, 2015.  The increase in interest income was primarily due to an $18.3 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $141.3 million for the year ended December 31, 2015 to an average balance of $159.6 million for the year ended December 31, 2016, and had the effect of increasing interest income $1.1 million.  Partially offsetting this increase was a 27 basis point decline in the average yield on loans receivable, net, including loans held for sale, from 5.82% for the year ended December 31, 2015 to 5.55% for the year ended December 31, 2016, which had the effect of decreasing interest income by $431,000.  Also contributing to the increase in interest income was an increase in average investment securities available for sale of $5.6 million which increased from an average balance of $1.5 million for the year ended December 31, 2015 to an average balance of $7.0 million for the year ended December 31, 2016, and had the effect of increasing interest income $152,000.  Partially offsetting this increase was a 127 basis point decline in the average yield on investment securities available for sale from 2.70% for the year ended December 31, 2015 to 1.43% for the year ended December 31, 2016, which had the effect of decreasing interest income by $91,000.

Interest Expense.  Interest expense increased $474,000 or 22.7%, to $2.6 million for the year ended December 31, 2016 compared to $2.1 million for the year ended December 31, 2015.  The increase in interest expense was primarily attributable to a $27.4 million increase in average interest-bearing liabilities, which increased from an average balance of $146.7 million for the year ended December 31, 2015 to an average balance of $174.1 million for the year ended December 31, 2016, and had the effect of increasing interest expense $436,000. This increase in average interest-bearing liabilities was primarily attributable to the $23.1 million increase in average certificate of deposit accounts which increased from an average balance of $105.5 million at December 31, 2015 to an average balance of $128.6 at December 31, 2016, and had the effect of increasing interest expense $394,000. Also contributing to this increase was a four basis point increase in the average rate on interest-bearing liabilities, from 1.43% for the year ended December 31, 2015 to 1.47% for the year ended December 31, 2016, which had the effect of increasing interest expense by $38,000.

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

	Year Ended December 31,
	2016			2015
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
			(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$16,912	$88	0.52%	$10,423	$27	0.26%
Investment in interest-earning time deposits	6,117	108	1.77	6,342	98	1.55
Investment securities available for sale	7,044	101	1.43	1,483	40	2.70
Loans receivable, net (1) (2) (3)	159,641	8,857	5.55	141,266	8,219	5.82
Investment in FHLB stock	623	29	4.65	589	40	6.79
Total interest-earning assets	190,337	9,183	4.82%	160,103	8,424	5.26%
Non-interest-earning assets	9,008			7,654
Total assets	$199,345			$167,757
Interest-bearing liabilities:
Passbook accounts	$1,241	$1	0.08%	$1,582	$2	0.13%
Savings accounts	2,368	5	0.21	3,709	10	0.27
Money market accounts	28,669	230	0.80	23,071	178	0.77
Certificate of deposit accounts	128,626	2,196	1.71	105,503	1,797	1.70
Total deposits	160,904	2,432	1.51	133,865	1,987	1.48
FHLB short-term borrowings	5,692	31	0.54	7,077	25	0.35
FHLB long-term borrowings	7,540	102	1.35	5,782	79	1.37
Total interest-bearing liabilities	174,136	2,565	1.47%	146,724	2,091	1.43%
Non-interest-bearing liabilities	5,384			2,845
Total liabilities	179,520			149,569
Stockholders' Equity	19,825			18,188
Total liabilities and Stockholders' Equity	$199,345			$167,757
Net interest-earning assets	$16,201			$13,379
Net interest income; average interest rate spread		$6,618	3.35%		$6,333	3.83%
Net interest margin (4)			3.48%			3.96%
Average interest-earning assets to average interest-bearing liabilities			109.30%			109.12%
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
Includes tax free municipal leases with an aggregate average balance of $115,000 and an average yield of 4.02% for the year-ended December 31, 2016 and an aggregate average balance of $158,000 and an average yield of 4.05% for the year-ended December 31, 2015.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.

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

	2016 vs. 2015				2015 vs. 2014
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$28	$16	$17	$61	$4	$10	$5	$19
Investment in interest-earning time deposits	13	(3)	--	10	8	(14)	(1)	(7)
Investment securities available for sale	(19)	152	(72)	61	(6)	(7)	1	(12)
Loans receivable, net (1) (2)	(382)	1,069	(49)	638	(194)	1,352	(37)	1,121
Investment in FHLB stock	(12)	2	(1)	(11)	20	1	1	22
Total interest-earning assets	(372)	1,236	(105)	759	(168)	1,342	(31)	1,143
Interest expense:
Passbook accounts	--	(1)	--	(1)	--	(2)	--	(2)
Savings accounts	(2)	(3)	--	(5)	(7)	(7)	2	(12)
Money market accounts	6	44	2	52	6	52	2	60
Certificate of deposit accounts	4	394	1	399	(26)	294	(5)	263
Total deposits	8	434	3	445	(27)	337	(1)	309
FHLB borrowings	26	2	1	29	31	18	13	62
Total interest-bearing liabilities	34	436	4	474	4	355	12	371
Increase (decrease) in net interest income	$(406)	$800	$(109)	$285	$(172)	$987	$(43)	$772
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company decreased its provision for loan losses by $28,000, or 8.8%, from $320,000 for the year ended December 31, 2015 to $292,000 for the year ended December 31, 2016, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2016.

Non-performing loans amounted to $1.9 million, or 1.06% of net loans receivable at December 31, 2016, consisting of fourteen loans, seven of which are on non-accrual status and seven of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $852,000, or 0.59% of net loans receivable at December 31, 2015, consisting of nine loans, three of which were on non-accrual status and six of which were 90 days or more past due and accruing interest. The non-performing loans at December 31, 2016 include nine one-to-four family non-owner occupied residential loans, three commercial real estate loans, one one-to-four family owner occupied residential loan, and one construction loan, and we believe all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2016, one loan was placed on non-accrual status resulting in the reversal of approximately $11,000 of previously accrued interest income and one loan that was on non-accrual status was returned to accrual status. The allowance for loan losses as a percent of total loans receivable was 0.90% at December 31, 2016 and 0.91% at December 31, 2015.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

      Other real estate owned (OREO) amounted to $435,000 at December 31, 2016, consisting of three properties.  This compares to seven properties with a carrying value of $1.4 million at December 31, 2015.  During the quarter ended December 31, 2016 two properties with a carrying value of $299,000 were sold and a loss of $67,000 was realized on the transactions.  For the year ended December 31, 2016, the Company had no new properties transferred into OREO, made $294,000 of capital improvements to the properties, wrote down three properties totaling $113,000, sold four properties with a carrying value of $1.2 million, and realized a loss of $80,000.  The Company is in the process of marketing the other properties for sale.  Non-performing assets amounted to $2.3 million, or 1.07% of total assets at December 31, 2016 compared to $2.3 million, or 1.23% of total assets at December 31, 2015.

Non-Interest Income.  Non-interest income increased $590,000, or 29.3%, from $2.0 million for the year ended December 31, 2015 to $2.6 million for the year ended December 31, 2016.  The increase was primarily attributable to a $290,000, or 21.5% increase in net gain on the sales of residential mortgage loans, a $182,000 increase in insurance commissions earned by Quaint Oak Insurance Agency which began operations on August 1, 2016, a $148,000 increase in mortgage banking and title abstract fees, an $83,000 increase in the gain on sale of SBA loans, and a $75,000 decrease in the loss on the sale of investment securities available for sale. These increases were partially offset by a $189,000 increase in the loss on sales and write-downs of other real estate owned.

Non-Interest Expense.  Non-interest expense increased $663,000, or 11.0%, from $6.0 million for the year ended December 31, 2015 to $6.7 million for the year ended December 31, 2016.  Salaries and employee benefits expense accounted for $511,000 of the change as this expense increased 12.8%, from $4.0 million for the year ended December 31, 2015 to $4.5 million for the year ended December 31, 2016 primarily as a result of increased staff related to the continued expansion of the Company's mortgage banking and lending operations.  Other expense accounted for $55,000 of the change as this expense increased 9.3%, from $593,000 for the year-ended December 31, 2015 to $648,000 for the year ended December 31, 2016 due primarily to a $40,000 increase in recurring costs associated with the Bank's checking account products which were launched in December 2014. Advertising expense accounted for $44,000 of the change as this expense increased 63.8%, from $69,000 for the year ended December 31, 2015 to $113,000 for the year ended December 31, 2016, as the Company engaged a new marketing firm and focused on increasing brand awareness, primarily in the Lehigh Valley area.   Occupancy and equipment expense accounted for $38,000 of the change as this expense increased 6.3%, from $601,000 for the year ended December 31, 2015 to $639,000 for the year ended December 31, 2016.  The increase in occupancy and equipment expense was primarily attributable to charges related to computer software upgrades. FDIC deposit insurance assessment accounted for $18,000 of the change as this expense increased 14.9%, from $121,000 for the year ended December 31, 2015 to $139,000 for the year ended December 31, 2016.  The increase in FDIC deposit insurance assessment was primarily attributable to the year-over-year growth in the average assets of the Bank.  Other real estate owned expense accounted for $14,000 of the increase as this expense increased 48.3% from $29,000 for the year ended December 31, 2015 to $43,000 for the year ended December 31, 2016 primarily due to the   number of properties held in other real estate owned during 2016.  Directors' fees and expenses accounted for $2,000 of the change as this expense increased 1.0% from $201,000 for the year ended December 31, 2015 to $203,000 for the year ended December 31, 2016.  Partially offsetting these increases was a decrease in professional fees which declined $39,000, or 9.4%, from $417,000 for the year ended December 31, 2015 to $378,000 for the year ended December 31, 2016.  The decrease  in professional fees was primarily attributable to legal fees related to collections.

Provision for Income Tax.  The provision for income tax increased $13,000, or 1.8%, from $723,000 for the year ended December 31, 2015 to $736,000 for the year ended December 31, 2016 due primarily to the increase in pre-tax income. Our effective tax rate decreased from 36.3% for the 2015 fiscal year to 32.9% for 2016 primarily due to a tax deduction taken in the fourth quarter of 2016 related to the exercise of non-qualified stock options during the year ended December 31, 2016.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company's interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2016 and 2015, certificates of deposit amounted to $137.1 million and $115.8 million, respectively, or 63.4% and 62.9%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 12.2% at December 31, 2016, compared to 15.7% at December 31, 2015.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2016, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2016, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company's annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or "decay rates," of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$8,901	$--	$--	$--	$--	$8,901
Investment in interest-earning time deposits	--	1,029	1,820	1,821	1,428	6,098
Investment securities available for sale	--	5,675	1,734	1,714	432	9,555
Loans held for sale	4,712	--	--	--	--	4,712
Loans receivable (2)	32,388	40,006	48,241	21,877	36,592	179,104
Investment in Federal Home Loan Bank stock	--	--	--	--	713	713
Total interest-earning assets	$46,001	$46,710	$51,795	$25,412	$39,165	$209,083

Interest-bearing liabilities:
Passbook accounts	$119	$119	$713	$119	$119	$1,189
Savings accounts	357	357	714	178	178	1,784
Money market accounts	6,223	6,223	12,446	3,111	3,111	31,114
Certificate accounts	8,326	35,118	45,649	47,975	--	137,068
FHLB borrowings	7,000	2,500	5,000	1,000	--	15,500
Total interest-bearing liabilities	$22,025	$44,317	$64,522	$52,383	$3,408	$186,655

Interest-earning assets less interest-bearing liabilities	$23,976	$2,393	$(12,727)	$(26,971)	$35,757

Cumulative interest-rate sensitivity gap (3)	$23,976	$26,369	$13,642	$(13,329)	$22,428

Cumulative interest-rate gap as a percentage of total assets at December 31, 2016	11.1%	12.2%	6.3%	(6.2)%	10.4%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2016	208.9%	139.7%	110.4%	92.7%	112.0%
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

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2016, the Company's cash and cash equivalents amounted to $9.3 million.  At such date, the Company also had $2.8 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2016, Quaint Oak Bank had outstanding commitments to originate loans of $10.2 million and commitments under unused lines of credit of $15.4 million.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2016, certificates of deposit scheduled to mature in less than one year totaled $43.4 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2016, we had $15.5 million of borrowings from the FHLB and had $97.7 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank's FHLB stock as collateral for such advances.  In addition, as of December 31, 2016 Quaint Oak Bank had $941,000 million in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2016.

Our stockholders' equity amounted to $20.8 million at December 31, 2016, an increase of $1.8 million, or 9.2% from $19.0 million at December 31, 2015.  Contributing to the increase was net income for the year ended December 31, 2016 of $1.5 million, the reissuance of treasury stock for exercised stock options of $190,000, common stock earned by participants in the employee stock ownership plan of $171,000, amortization of stock awards and options under our stock compensation plans of $129,000, and the reissuance of treasury stock under the Bank's 401(k) Plan of $92,000.  These increases were partially offset by dividends paid of $283,000, an increase in other comprehensive loss of $26,000, and the purchase of 1,435 shares of the Company's stock as part of the Company's stock repurchase program for an aggregate purchase price of $17,000. For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and  8.00%, respectively.  At December 31, 2016, Quaint Oak Bank exceeded each of its capital requirements with ratios of 8.94%, 12.14%, 12.14% and 13.20%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank's regulatory capital requirements, see Note 17 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2016, we had unfunded commitments under lines of credit of $15.4 million and $10.2 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2016.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$374	$96	$146	$132	$--
Certificates of deposit	137,068	43,444	45,649	47,975	--
FHLB borrowings	15,500	9,500	5,000	1,000	--
Total contractual obligations	$152,942	$53,040	$50,795	$49,107	$--

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of Quaint Oak Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Cranberry Township, Pennsylvania
March 29, 2017

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,	At December 31,
	2016	2015
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$399	$43
Due from banks, interest-bearing	8,901	17,163
Cash and cash equivalents	9,300	17,206
Investment in interest-earning time deposits	6,098	6,136
Investment securities available for sale	9,555	3,005
Loans held for sale	4,712	5,064
Loans receivable, net of allowance for loan losses (2016 $1,605; 2015 $1,313)	176,807	143,305
Accrued interest receivable	862	983
Investment in Federal Home Loan Bank stock, at cost	713	618
Bank-owned life insurance	3,728	3,638
Premises and equipment, net	1,730	1,834
Goodwill	515	--
Other intangible, net of accumulated amortization	465	--
Other real estate owned, net	435	1,410
Prepaid expenses and other assets	1,243	969
Total Assets	$216,163	$184,168

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$5,852	$2,407
Interest-bearing	171,155	146,822
Total deposits	177,007	149,229
Federal Home Loan Bank short-term borrowings	7,000	6,000
Federal Home Loan Bank long-term borrowings	8,500	7,500
Accrued interest payable	142	123
Advances from borrowers for taxes and insurance	2,210	1,859
Accrued expenses and other liabilities	514	421
Total Liabilities	195,373	165,132

Stockholders' Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,777,250 issued; 1,891,150 and 1,841,475 outstanding at December 31, 2016 and December 31, 2015, respectively	28	28
Additional paid-in capital	14,240	14,013
Treasury stock, at cost: 2016 886,100 shares; 2015 935,775 shares	(4,611)	(4,859)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(320)	(387)
Recognition & Retention Plan Trust (RRP)	(47)	(70)
Accumulated other comprehensive loss	(38)	(12)
Retained earnings	11,538	10,323
Total Stockholders' Equity	20,790	19,036
Total Liabilities and Stockholders' Equity	$216,163	$184,168

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income
	Years Ended December 31,
	2016	2015
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans	$8,857	$8,219
Interest and dividends on time deposits and investment securities	326	205
Total Interest Income	9,183	8,424

Interest Expense
Interest on deposits	2,432	1,987
Interest on Federal Home Loan Bank borrowings	133	104
Total Interest Expense	2,565	2,091

Net Interest Income	6,618	6,333

Provision for Loan Losses	292	320

Net Interest Income after Provision for Loan Losses	6,326	6,013

Non-Interest Income
Mortgage banking and title abstract fees	637	489
Other fees and services charges	96	99
Insurance commissions	182	--
Income from bank-owned life insurance	90	89
Net gain on the sale of residential mortgage loans	1,636	1,346
Gain on the sale of SBA loans	108	25
Loss on the sales of investment securities	--	(75)
Loss on sales and write-downs of other real estate owned	(193)	(4)
Other	47	44
Total Non-Interest Income, net	2,603	2,013

Non-Interest Expense
Salaries and employee benefits	4,512	4,001
Directors' fees and expenses	203	201
Occupancy and equipment	639	601
Professional fees	378	417
FDIC deposit insurance assessment	139	121
Other real estate owned expenses	43	29
Advertising	113	69
Amortization of other intangible	20	--
Other	648	593
Total Non-Interest Expense	6,695	6,032

Income before Income Taxes	2,234	1,994
Income Taxes	736	723
Net Income	$1,498	$1,271

Earnings per share – basic	$0.84	$0.74
Average shares outstanding - basic	1,781,410	1,718,456
Earnings per share - diluted	$0.77	$0.68
Average shares outstanding - diluted	1,935,903	1,882,466

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2016	2015
	(In Thousands)

Net Income	$1,498	$1,271

Other Comprehensive Income (Loss):
Unrealized losses on investment securities available for sale	(39)	(39)
Income tax effect	13	13
Reclassification adjustment for losses on sale of investment securities included in net income	--	75
Income tax effect	--	(25)
Net other comprehensive (loss) income	(26)	24

Total Comprehensive Income	$1,472	$1,295

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock
(In thousands, except share and per share data)	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity

BALANCE – DECEMBER 31, 2014	1,818,570	$28	$13,814	$(4,973)	$(549)	$(36)	$9,291	$17,575

Common stock allocated by ESOP			91		68			159

Treasury stock purchased	(1,056)			(10)				(10)

Reissuance of treasury stock under 401(k) Plan	5,051		28	26				54

Reissuance of treasury stock under Stock Incentive Plan	5,476		(28)	28				--

Reissuance of treasury stock for exercised stock options	13,434		(3)	70				67

Stock based compensation expense			135					135

Release of 5,108 vested RRP shares			(24)		24			--

Cash dividends declared ($0.138 per share)							(239)	(239)

Net income							1,271	1,271

Other comprehensive income, net						24		24

BALANCE – DECEMBER 31, 2015	1,841,475	$28	$14,013	$(4,859)	$(457)	$(12)	$10,323	$19,036

Common stock allocated by ESOP			104		67			171

Treasury stock purchased	(1,435)			(17)				(17)

Reissuance of treasury stock under 401(k) Plan	7,796		52	40				92

Reissuance of treasury stock under Stock Incentive Plan	5,396		(28)	28				--

Reissuance of treasury stock for exercised stock options	37,918		(7)	197				190

Stock based compensation expense			129					129

Release of 4,864 vested RRP shares			(23)		23			--

Cash dividends declared ($0.158 per share)							(283)	(283)

Net income							1,498	1,498

Other comprehensive loss, net						(26)		(26)

BALANCE – DECEMBER 31, 2016	1,891,150	$28	$14,240	$(4,611)	$(367)	$(38)	$11,538	$20,790

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Year Ended December 31,
	2016	2015
	(In Thousands)
Cash Flows from Operating Activities
Net income	$1,498	$1,271
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	292	320
Depreciation expense	184	182
Amortization of other intangible	20	--
Net amortization of securities premiums	19	1
Accretion of deferred loan fees and costs, net	(324)	(327)
Deferred income taxes	(185)	(38)
Stock-based compensation expense	300	294
Realized loss on sale of investment securities available for sale	--	75
Net gain on the sale of residential mortgage loans	(1,636)	(1,346)
Gain on the sale of SBA loans	(108)	(25)
Net loss on sale and write-downs of other real estate owned	193	4
Increase in the cash surrender value of bank-owned life insurance	(90)	(89)
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(64,262)	(52,728)
Loans held for sale-proceeds	66,250	51,566
Accrued interest receivable	121	(195)
Prepaid expenses and other assets	(76)	(104)
Accrued interest payable	19	15
Accrued expenses and other liabilities	93	(42)
Net Cash Provided by (Used in) Operating Activities	2,308	(1,166)
Cash Flows from Investing Activities
Net decrease in investment in interest-earning time deposits	38	524
Purchase of investment securities available for sale	(7,833)	(3,073)
Principal repayments on investment securities available for sale	1,225	13
Proceeds from the sale of securities available for sale	--	1,721
Net increase in loans receivable	(33,362)	(21,240)
Net increase in investment in Federal Home Loan Bank stock	(95)	(91)
Proceeds from the sale of other real estate owned	1,076	160
Capitalized expenditures on other real estate owned	(294)	(165)
Purchase of premises and equipment	(80)	(377)
Purchase of insurance agency	(1,000)	--
Net Cash Used in Investing Activities	(40,325)	(22,528)
Cash Flows from Financing Activities
Net increase in demand deposits and savings accounts	6,501	5,367
Net increase in certificate accounts	21,277	19,457
Proceeds from Federal Home Loan Bank short-term borrowings	2,000	1,000
Repayment of Federal Home Loan Bank short-term borrowings	(1,000)	(2,000)
Proceeds from Federal Home Loan Bank long-term borrowings	2,000	3,000
Repayment of Federal Home Loan Bank long-term borrowings	(1,000)	--
Dividends paid	(283)	(239)
Purchase of treasury stock	(17)	(10)
Proceeds from the reissuance of treasury stock	92	54
Proceeds from the exercise of stock options	190	67
Increase in advances from borrowers for taxes and insurance	351	267
Net Cash Provided by Financing Activities	30,111	26,963
Net (Decrease) Increase in Cash and Cash Equivalents	(7,906)	3,269
Cash and Cash Equivalents – Beginning of Year	17,206	13,937
Cash and Cash Equivalents – End of Year	$9,300	$17,206
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$2,546	$2,076
Cash payments for income taxes	$794	$843
Transfer of loans to other real estate owned	$--	$1,298

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp") and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank, along with its wholly owned subsidiaries.  At December 31, 2016, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to the book of business produced and serviced by Signature Insurance Services, LLC, an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. All significant intercompany balances and transactions have been eliminated.
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
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 8.  Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. During the year ended December 31, 2016, one investor purchased a total of 64% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 67% of the gain on loans sold during the year.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2016 and 2015.
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2016 and 2015.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Loans Receivable (Continued)

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans, commercial business, and consumer loans.  The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four family residential non-owner occupied loans.  The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit.  Construction loans are generally granted for the purpose of building a single residential home.  Commercial business loans are loans to businesses primarily for purchase of business essential equipment. Business essential equipment is equipment necessary for a business to support or assist with the day-to-day operation or profitability of the business.  The consumer loan segment consists of the following classes: home equity loans and other consumer loans.  Included in the home equity class are home equity loans and home equity lines of credit.  Included in the other consumer are loans secured by saving accounts.
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
Intangible Assets
 Intangible assets on the consolidated balance sheets represent the acquisition by Quaint Oak Insurance Agency of the renewal rights to the book of business produced and serviced by Signature Insurance Services, LLC on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed an other intangible asset.  The renewal rights are being amortized over a ten year period based upon the annual retention rate of the book of business.
The Company will complete a goodwill and other intangible asset analysis at least on an annual basis or more often if events and circumstances indicate that there may be impairment.

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
The Company has three one-to-four family residential non-owner occupied properties for which foreclosure proceedings are in process at December 31, 2016.  The total recorded investment is $435,000.

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
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2016 and 2015.  The Company's policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2013.

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
At December 31, 2016, the Company has three share-based plans: the 2008 Recognition and Retention Plan ("RRP"), the 2008 Stock Option Plan, and the 2013 Stock Incentive Plan.  Awards under these plans were made in May 2008 and 2013.  These plans are more fully described in Note 14.
The Company also has an employee stock ownership plan ("ESOP").  This plan is more fully described in Note 14.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Reclassifications
Certain items in the 2015 consolidated financial statements have been reclassified to conform to the presentation in the 2016 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. However, in August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) to defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Because the guidance does not apply to revenue associated with financial instruments, including loans and securities, we do not expect new standard, or any of the amendments, to result in a material change from our current accounting for revenue because the majority of the Company's financial instruments are not within the scope of Topic 606. However, we do expect that the standard will result in new disclosure requirements, which are currently being evaluated.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10):  Recognition and Measurement of Financial Assets and Financial Liabilities.  This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments.  Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 – Financial Statement Presentation and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
In February 2016,  the FASB issued ASU 2016-02, Leases (Topic 842).  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years.  The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period.  The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact to the financial statements. Based on the Company's preliminary analysis of its current portfolio, the impact to the Company's balance sheet is estimated to result in less than a 1% increase in assets and liabilities. The Company also anticipates additional disclosures to be provided at adoption.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The amendments in this Update affect all entities that issue share-based payment awards to their employees. The standards in this Update provide simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as with equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. In addition to those simplifications, the amendments eliminate the guidance in Topic 718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. This Update is not expected to have a significant impact on the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.  The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset.  The income statement will show the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 – Financial Statement Presentation and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230):  Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), which addresses eight specific cash flow issues with the objective of reducing diversity in practice.  Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash  inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company's statement of cash flows.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, which represents changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. The amendments make the Accounting Standards Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications.  Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update. This Update is not expected to have a significant impact on the Company's financial statements.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers "ASU 2016-20".  This Update, among others things, clarifies that guarantee fees within the scope of Topic 460, Guarantees, (other than product or service warranties) are not within the scope of Topic 606. The effective date and transition requirements for ASU 2016-20 are the same as the effective date and transition requirements for the new revenue recognition guidance. For public entities with a calendar year-end, the new guidance is effective in the quarter and year beginning January 1, 2018.  The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Note 3 – Stock Split

On August 13, 2015, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend effective for shareholders of record on August 24, 2015 that was distributed on September 8, 2015. All per share amounts in this report have been restated to reflect this stock split. An amount equal to the par value of the additional common shares issued pursuant to the stock split was reflected as a transfer from additional paid-in capital to common stock on the consolidated financial statements as of and for the years ended December 31, 2016 and 2015.

Note 4 – Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents ("CSEs").  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2016 and 2015, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 4 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2016	2015
Net Income	$1,498,000	$1,271,000

Weighted average shares outstanding – basic	1,781,410	1,718,456
Effect of dilutive common stock equivalents	154,493	164,010
Adjusted weighted average shares outstanding – diluted	1,935,903	1,882,466

Basic earnings per share	$0.84	$0.74
Diluted earnings per share	$0.77	$0.68

Note 5 – Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2016 and 2015 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2016	2015
Balance beginning of the year	$(12)	$(36)
Other comprehensive loss before reclassifications	(26)	(26)
Amount reclassified from accumulated other comprehensive loss	--	50
Total other comprehensive (loss) income	(26)	24
Balance end of the year	$(38)	$(12)
________________________
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.
The following table presents significant amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2016 and 2015 (in thousands):

	Amount Reclassified from Accumulated		Affected Line Item in the
Details About Other Comprehensive Loss	Other Comprehensive Loss (1)		Consolidatedf Statements of Income
	For the Year Ended December 31,
	2016	2015
Sale of available for sale securities	$--	$(75)	Loss on sales of investment securities
Tax effect	--	25	Income taxes
Total reclassification for the period	$--	$(50)
_________________
(1)	Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2016 and 2015, by contractual maturity, is shown below (in thousands):

	2016	2015
Due in one year or less	$2,849	$3,585
Due after one year through five years	3,249	2,551
Total	$6,098	$6,136

Note 7 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2016 and 2015 are summarized below (in thousands):
	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$6,608	$1	$(19)	$6,590
Federal Home Loan Mortgage Corporation securities	1,892	--	(21)	1,871
Federal National Mortgage Association securities	752	--	(12)	740
Total mortgage-backed securities	9,252	1	(52)	9,201
Debt securities:
U.S. government agency	360	--	(6)	354
Total available-for-sale-securities	$9,612	$1	$(58)	$9,555

	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$2,003	$-	$(13)	$1,990
Federal Home Loan Mortgage Corporation securities	1,020	-	(5)	1,015
Total mortgage-backed securities	$3,023	$-	$(18)	$3,005

The amortized cost and fair value of debt securities at December 31, 2016, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after one year through five years	$360	$354
Due after ten years	9,252	9,201
Total	$9,612	$9,555

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 – Investment Securities Available for Sale (Continued)
The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2016 and 2015 (in thousands):

	December 31, 2016
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Governmental National Mortgage Association mortgage-backed securities	8	$5,874	$(19)	$--	$--	$5,874	$(19)
Federal Home Loan Mortgage Corporation mortgage-backed securities	2	1,871	(21)	--	--	1,871	(21)
Federal National Mortgage Association mortgage-backed securities	1	740	(12)	--	--	740	(12)
Debt securities, U.S. government agency	1	354	(6)	--	--	354	(6)
Total	12	$8,839	$(58)	$--	$--	$8,839	$(58)

	December 31, 2015
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Governmental National Mortgage Association mortgage-backed securities	2	$1,990	$(13)	$--	$--	$1,990	$(13)
Federal National Mortgage Association mortgage-backed securities	1	1,015	(5)	--	--	1,015	(5)
Total	3	$3,005	$(18)	$--	$--	$3,005	$(18)

At December 31, 2016, there were twelve securities in an unrealized loss position that at such date had an aggregate depreciation of 0.65% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2016 represents an other-than-temporary impairment. There were no impairment charges recognized during the year ended December 31, 2016 or 2015.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 – Investment Securities Available for Sale (Continued)
For the year ended December 31, 2016, there were no sales of investment securities.  For the year ended December 31, 2015, the Company sold its investment securities available for sale portfolio consisting of two bond funds totaling $1.7 million and realized gross losses of $75,000 on the transaction.  There were no realized gross gains on the transaction.

Note 8 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):
	December 31, 2016	December 31, 2015
Real estate loans:
One-to-four family residential:
Owner occupied	$5,389	$5,777
Non-owner occupied	51,893	51,036
Total one-to-four family residential	57,282	56,813
Multi-family (five or more) residential	14,641	12,402
Commercial real estate	77,730	49,765
Construction	15,355	16,100
Home equity	4,775	7,409
Total real estate loans	169,783	142,489

Commercial business	9,295	2,576
Other consumer	26	71
Total Loans	179,104	145,136

Deferred loan fees and costs	(692)	(518)
Allowance for loan losses	(1,605)	(1,313)
Net Loans	$176,807	$143,305

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2016 and 2015 (in thousands):
	December 31, 2016
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$5,389	$--	$--	$--	$5,389
One-to-four family residential non-owner occupied	50,864	122	907	--	51,893
Multi-family residential	14,641	--	--	--	14,641
Commercial real estate	76,281	117	1,332	--	77,730
Construction	13,355	--	2,000	--	15,355
Home equity	4,775	--	--	--	4,775
Commercial business	9,295	--	--	--	9,295
Other consumer	26	--	--	--	26
Total	$174,626	$239	$4,239	$--	$179,104

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$5,777	$--	$--	$--	$5,777
One-to-four family residential non-owner occupied	49,457	331	1,248	--	51,036
Multi-family residential	12,402	--	--	--	12,402
Commercial real estate	48,185	262	1,318	--	49,765
Construction	14,621	--	1,479	--	16,100
Home equity	7,409	--	--	--	7,409
Commercial business	2,576	--	--	--	2,576
Other consumer	71	--	--	--	71
Total	$140,498	$593	$4,045	$--	$145,136

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2016 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	925	925	--	1,208	56
Multi-family residential	--	--	--	--	--
Commercial real estate	660	660	--	660	7
Construction	--	--	--	--	--
Home equity	49	49	--	82	6
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	167	167	28	169	8
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	11	133	9
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1,092	1,092	28	1,377	64
Multi-family residential	--	--	--	--	--
Commercial real estate	793	793	11	793	16
Construction	--	--	--	--	--
Home equity	49	49	--	82	6
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$1,934	$1,934	$39	$2,252	$86

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2015 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$828	$15
One-to-four family residential non-owner occupied	653	659	--	1,464	62
Multi-family residential	--	--	--	66	5
Commercial real estate	--	--	--	1,085	77
Construction	--	--	--	--	--
Home equity	84	84	--	87	7
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	321	321	33	556	22
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	7	332	9
Construction	--	--	--	--	--
Home equity	--	--	--	45	4
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$--	$--	$--	$828	$15
One-to-four family residential non-owner occupied	974	980	33	2,020	84
Multi-family residential	--	--	--	66	5
Commercial real estate	133	133	7	1,417	86
Construction	--	--	--	--	--
Home equity	84	84	--	132	11
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$1,191	$1,197	$40	$4,463	$201

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2016, the Company had eight loans totaling $733,000 that were identified as troubled debt restructurings.  All eight of these loans were performing in accordance with their modified terms.  At December 31, 2015, the Company had nine loans totaling $781,000 that were identified as troubled debt restructurings.  All nine of these loans were performing in accordance with their modified terms at December 31, 2015.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.  During the year ended December 31, 2016, no new loans were identified as TDRs and one loan previously identified as a TDR was paid-off in the second quarter of 2016.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company's TDR loans as of December 31, 2016 and December 31, 2016 (dollar amounts in thousands):

	December 31, 2016
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	551	--	551	28
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	11
Construction	--	--	--	--	--
Home equity	2	49	--	49	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	8	$733	$--	$733	$39

	December 31, 2015
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	564	--	564	25
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	7
Construction	--	--	--	--	--
Home equity	3	84	--	84	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	9	$781	$--	$781	$32

The contractual aging of the TDRs in the tables above as of December 31, 2016 and 2015 is as follows (in thousands):
	December 31, 2016
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	551	--	--	--	551
Multi-family residential	--	--	--	--	--
Commercial real estate	133	--	--	--	133
Construction	--	--	--	--	--
Home equity	49	--	--	--	49
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$733	$--	$--	$--	$733

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2015
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	564	--	--	--	564
Multi-family residential	-	--	--	--	--
Commercial real estate	133	--	--	--	133
Construction	-	--	--	--	--
Home equity	84	--	--	--	84
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	-
Total	$781	$--	$--	$--	$781

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan's original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2016 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2016 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2016 (in thousands):

	December 31, 2016
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$55	$486	$81	$389	$153	$50	$18	$81	$1,313
Charge-offs	--	--	--	--	--	--	--	--	--
Recoveries	--	--	--	--	--	--	--	--	--
Provision	(14)	17	22	227	(15)	(13)	69	(1)	292
Ending balance	$41	$503	$103	$616	$138	$37	$87	$80	$1,605
Ending balance evaluated for impairment
Individually	$--	$28	$--	$11	$--	$--	$--	$--	$39
Collectively	$41	$475	$103	$605	$138	$37	$87	$80	$1,566
Loans receivable:
Ending balance	$5,389	$51,893	$14,641	$77,730	$15,355	$4,775	$9,321	$--	$179,104
Ending balance evaluated for impairment
Individually	$--	$1,092	$--	$793	$--	$49	$--	$--	$1,934
Collectively	$5,389	$50,801	$14,641	$76,937	$15,355	$4,726	$9,321	$--	$177,170

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
The Bank allocated increased allowance for loan loss provisions to the commercial real estate, commercial business, and multi-family portfolio classes for the year ended December 31, 2016, due primarily to increased balances in these portfolio classes.  The Bank allocated increased allowance for loan loss provisions to the 1-4 family residential non-owner occupied portfolio class for the year ended December 31, 2016, due primarily to increased specific reserves in this portfolio class.  The Bank allocated decreased allowance for loan loss provisions to the construction, home equity, and one-to-four family owner occupied classes for the year ended December 31, 2016 due decreased balances or changes to qualitative factors in these portfolio classes.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2015 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2015 (in thousands):

	December 31, 2015
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$75	$418	$60	$324	$122	$46	$7	$96	$1,148
Charge-offs	--	(110)	--	(21)	--	(45)	--	--	(176)
Recoveries	--	--	--	21	--	--	--	--	21
Provision	(20)	178	21	65	31	49	11	(15)	320
Ending balance	$55	$486	$81	$389	$153	$50	$18	$81	$1,313
Ending balance evaluated for impairment:
Individually	$--	$33	$--	$7	$--	$--	$--	$--	$40
Collectively	$55	$453	$81	$382	$153	$50	$18	$81	$1,273

Loans receivable:
Ending balance	$5,777	$51,036	$12,402	$49,765	$16,100	$7,409	$2,647	$--	$145,136
Ending balance evaluated for impairment
Individually	$--	$974	$--	$133	$--	$84	$--	$--	$1,191
Collectively	$5,777	$50,062	$12,401	$49,632	$16,100	$7,325	$2,647	$--	$143,945

The Bank allocated increased allowance for loan loss provisions to the one-to-four family residential non-owner occupied and commercial real estate portfolio class for the year ended December 31, 2015, due to increased balances and charge-off activity in these portfolio classes.  The Bank allocated increased allowance for loan loss provisions to the home equity portfolio class for the year ended December 31, 2015 due to increased charge-off activity in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the construction, multi-family residential and commercial business class for the year ended December 31, 2015 due to increased balances in these portfolio classes.  The Bank allocated decreased allowance for loan loss provisions to the one-to-four family owner occupied class for the year ended December 31, 2015 due decreased balances and charge-off activity in this portfolio class.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2016 and 2015 (in thousands):
	December 31, 2016	December 31, 2015
One-to-four family residential owner occupied	$--	$--
One-to-four family residential non-owner occupied	541	186
Multi-family residential	--	--
Commercial real estate	660	--
Construction	--	--
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$1,201	$186

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $1.9 million and $852,000 at December 31, 2016 and 2015, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2016 and 2015 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $115,000 and $10,000 for the years ended December 31, 2016 and 2015, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2016 and 2015 (in thousands):

	December 31, 2016
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$310	$9	$319	$5,070	$5,389	$9
One-to-four family residential non-owner occupied	271	778	1,049	50,844	51,893	237
Multi-family residential	--	--	--	14,641	14,641	--
Commercial real estate	385	777	1,162	76,568	77,730	117
Construction	596	308	904	14,451	15,355	308
Home equity	115	--	115	4,660	4,775	--
Commercial business	43	--	43	9,252	9,295	--
Other consumer	--	--	--	26	26	--
Total	$1,720	$1,872	$3,592	$175,512	$179,104	$671

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 8 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2015
	30-90 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$253	$--	$253	$5,524	$5,777	$--
One-to-four family residential non-owner occupied	1,227	590	1,817	49,219	51,036	404
Multi-family residential	--	--	--	12,402	12,402	--
Commercial real estate	894	262	1,156	48,609	49,765	262
Construction	558	--	558	15,542	16,100	--
Home equity	55	--	55	7,354	7,409	--
Commercial business	--	--	--	2,576	2,576	--
Other consumer	--	--	--	71	71	--
Total	$2,987	$852	$3,839	$141,297	$145,136	$666

Note 9 - Premises and Equipment

The components of premises and equipment at December 31, 2016 and 2015 are as follows (in thousands):
	2016	2015
Land and land improvements	$299	$292
Buildings	1,178	1,133
Leasehold improvements	382	376
Furniture, fixtures and equipment	922	900
	2,781	2,701
Accumulated depreciation	(1,051)	(867)
Premises and equipment, net	$1,730	$1,834

Depreciation expense for the years ended December 31, 2016 and 2015 amounted to approximately $184,000 and $182,000, respectively.
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Lease expense was $121,000 and $110,000 for the years ended December 31, 2016 and 2015, respectively.
Note 10 – Goodwill and Other Intangible, Net
On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to the book of business produced and serviced by Signature Insurance Services, LLC, an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2016 was $465,000, net of accumulated amortization of $20,000 for the year ended December 31, 2016.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 10 – Goodwill and Other Intangible, Net  (Continued)

Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):
2017	$49
2018	49
2019	49
2020	49
2021	49
Thereafter	220
Total	$465

Note 11 - Deposits

Deposits and the weighted average interest rate at December 31, 2016 and 2015 consist of the following (in thousands):
	2016		2015
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$5,852	--%	$2,407	--%
Passbook accounts	1,189	0.15	1,185	0.15
Savings accounts	1,784	0.20	3,275	0.23
Money market accounts	31,114	0.79	26,571	0.77
Certificate of deposit accounts	137,068	1.69	115,791	1.67
	$177,007	1.41%	$149,229	1.40%

A summary of certificates of deposit by maturity at December 31, 2016 is as follows (in thousands):
Years ending December 31:
2017	$43,444
2018	29,787
2019	15,862
2020	23,637
2021	24,338
Total	$137,068

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $14.5 million and $9.8 million at December 31, 2016 and 2015, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 - Borrowings
As of December 31, 2016, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $97.7 million. Quaint Oak Bank's Federal Home Loan Bank advances outstanding were $15.5 million and $13.5 million at December 31, 2016 and 2015, respectively.   As of December 31, 2016, Quaint Oak Bank has $941,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2016 and 2015.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2016 and 2015 (dollars in thousands):

	At or For the Year Ended December 31,
	2016	2015
FHLB short-term borrowings:
Average balance outstanding	$5,692	$7,077
Maximum amount outstanding at any month-end during the period	7,000	8,000
Balance outstanding at end of period	7,000	6,000
Average interest rate during the period	0.54%	0.35%
Weighted average interest rate at end of period	0.74%	0.45%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2016 and 2015 (in thousands):

	December 31, 2016		December 31, 2015
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2016	$--	--%	$1,000	0.88%
2017	2,500	1.15	2,500	1.15
2018	3,000	1.46	3,000	1.46
2019	2,000	1.95	1,000	2.02
2020	1,000	2.15	--	--
Total FHLB long-term debt	$8,500	1.56%	$7,500	1.35%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Income Taxes
The components of income tax expense for the years ended December 31, 2016 and 2015 are as follows (in thousands):
	2016	2015
Federal:
Current	$888	$731
Deferred	(185)	(38)
Total federal	703	693
State, current	33	30
Total	$736	$723

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2016 and 2015 is as follows (in thousands):
	2016	2015
Federal income tax at statutory rate	$759	$677
State tax, net of federal benefit	22	20
Stock compensation expense	(21)	49
Other	(24)	(23)
Total	$736	$723

The components of the net deferred tax asset at December 31, 2016 and 2015 are as follows (in thousands):
	2016	2015
Deferred tax assets:
Allowance for loan losses	$546	$446
Stock-based compensation	25	35
Interest on non-accrual loans	6	2
Unrealized loss on investment securities available for sale	19	6
Deferred loan fees	235	176
Organization cost	2	2
Total deferred tax assets	833	667

Deferred tax liabilities:
Bank premises and equipment	(103)	(138)
Intangible	(3)	--
Total deferred tax liabilities	(106)	(138)

Net Deferred Tax Asset	$727	$529

The net deferred tax asset at December 31, 2016 and 2015 of $727,000 and $529,000, respectively, is included in other assets.  No valuation allowance was established at December 31, 2016 and 2015, in view of the Company's ability to carry back taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company's then outstanding common stock in the open market during 2007.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company's common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders' equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2016 and 2015, the Company recognized $182,000 and $170,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2016 and 2015:

	2016	2015
Allocated shares	153,647	139,219
Unreleased shares	68,533	82,961
Total ESOP shares	222,180	222,180

Fair value of unreleased shares (in thousands)	$822	$1,004

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

As of December 31, 2016, a total of 20,524 awards of restricted stock were unvested under the RRP and Stock Incentive Plan and 21,968 restricted stock awards were available for future grant under the Stock Incentive Plan and none under the RRP.  The RRP and Stock Incentive Plan share awards have vesting periods of five years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

A summary of the status of the shares under the RRP and Stock Incentive Plan as of December 31, 2016 and 2015 is as follows:

	2016		2015
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	30,784	$8.10	41,966	$8.09
Granted	--	--	--	--
Vested	(10,260)	8.10	(10,582)	8.06
Forfeited	--	--	(600)	8.10
Unvested at the end of the year	20,524	$8.10	30,784	$8.10

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2016 and 2015, the Company recognized $84,000 and $82,000 of compensation expense, respectively. A tax benefit of approximately $29,000 and $28,000, respectively was recognized during each of these periods.  As of December 31, 2016, approximately $115,000 in additional compensation expense will be recognized over the remaining service period of approximately 1.4 years.

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

As of December 31, 2016, a total of 316,348 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 56,276 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Stock Options (Continued)

A summary of option activity under the Company's Option Plan and Stock Incentive Plan for the years ended December 31, 2016 and 2015 is as follows:

	2016			2015
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	354,266	$6.33	4.7	369,140	$6.30	5.7
Granted	--	--	--	--	--	--
Exercised	(37,918)	5.00	--	(13,434)	5.00	--
Forfeited	--	--	--	(1,440)	8.10	--
Outstanding at the end of the period	316,348	$6.49	3.8	354,266	$6.33	4.7
Exercisable at the end of the period	255,708	$6.11	3.2	261,866	$5.71	3.5

At December 31, 2016, the aggregate intrinsic value of options outstanding was $1.7 million and options exercisable was $1.5 million. At December 31, 2015, the aggregate intrinsic value of the options outstanding was $2.0 million and options exercisable was $1.7 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2016 and December 31, 2015. This amount changes based on changes in the market value of the Company's common stock.

During the years ended December 31, 2016 and 2015, the Company recognized $45,000 and $53,000 of compensation expense, respectively. A tax benefit of approximately $11,000 and $14,000, respectively, was recognized during these periods.  As of December 31, 2016, approximately $62,000 in additional compensation expense will be recognized over the remaining service period of approximately 1.4 years.

Note 15 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2016 and 2015, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 - Financial Instruments with Off-Balance Sheet Risk
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
A summary of the Company's financial instrument commitments at December 31, 2016 and 2015 is as follows (in thousands):
	2016	2015
Commitments to originate loans	$10,228	$5,995
Unfunded commitments under lines of credit	15,443	12,489

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

Future minimum annual rental payments required under non-cancelable operating leases are as follows (in thousands):

Year	Rental Amount
2017	$96
2018	72
2019	74
2020	72
2021	60
Thereafter	--
Total	$374

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 - Regulatory Matters
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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2016, that the Bank meets all capital adequacy requirements to which it is subject.
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
As of December 31, 2016 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2016 that management believes have changed the Bank's category.   The Company's ratios do not differ significantly from the Bank's ratios presented below.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 - Regulatory Matters (Continued)
The Bank's actual capital amounts and ratios at December 31, 2016 and 2015 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2016:
Total capital (to risk-weighted assets)	$20,302	13.20%	$	≥ 12,307	≥8.00%	$	≥15,383	≥10.00%
Tier 1 capital (to risk-weighted assets)	18,670	12.14		≥ 9,230	≥6.00		≥ 12,307	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	18,670	12.14		≥ 6,922	≥4.50		≥ 9,999	≥ 6.50
Tier 1 capital (to average assets)	18,670	8.94		≥ 8,356	≥4.00		≥ 10,445	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2015:
Total capital (to risk-weighted assets)	$18,953	15.76%	$	≥ 9,622	≥8.00%	$	≥12,027	≥10.00%
Tier 1 capital (to risk-weighted assets)	17,612	14.64		≥ 7,216	≥6.00		≥ 9,622	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	17,612	14.64		≥ 5,412	≥4.50		≥ 7,818	≥ 6.50
Tier 1 capital (to average assets)	17,612	9.84		≥ 7,162	≥4.00		≥ 8,952	≥ 5.00

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments
Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair values estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2016 (in thousands):
	December 31, 2016
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$6,590	$--	$6,590	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,871	--	1,871	--
Federal National Mortgage Association mortgage-backed securities	740	--	740	--
Debt securities, U.S. government agency	354	--	354	--
Total investment securities available for sale	$9,555	$--	$9,555	$--
Total recurring fair value measurements	$9,555	$--	$9,555	$--

Nonrecurring fair value measurements
Impaired loans	$1,895	$--	$-	$1,895
Other real estate owned	435	--	-	435
Total nonrecurring fair value measurements	$2,330	$--	$-	$2,330

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2015 (in thousands):

	December 31, 2015
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$1,990	$--	$1,990	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,015	--	1,015	--
Total investment securities available for sale	$3,005	$--	$3,005	$--
Total recurring fair value measurements	$3,005	$--	$3,005	$--

Nonrecurring fair value measurements
Impaired loans	$1,151	$--	$--	$1,151
Other real estate owned	1,410	--	--	1,410
Total nonrecurring fair value measurements	$2,561	$--	$--	$2,561

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair	Valuation	Unobservable	Range (Weighted
	Value	Techniques	Input	Average)
Impaired loans	$1,895	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-22% (2%)

Other real estate owned	$435	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-29% (12%)

	December 31, 2015
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair	Valuation	Unobservable	Range (Weighted
	Value	Techniques	Input	Average)
Impaired loans	$1,151	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-25% (3%)

Other real estate owned	$1,410	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-29% (5%)
_________________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The estimated fair values of the Company's financial instruments were as follows at December 31, 2016 and December 31, 2015 (in thousands):

			Fair Value Measurements at
			December 31, 2016
			Quoted Prices in	Significant
			Active Markets	Other
			for Identical	Observable	Unobservable
	Carrying	Fair Value	Assets	Inputs	Inputs
	Amount	Estimate	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Cash and cash equivalents	$9,300	$9,300	$9,300	$--	$--
Investment in interest-earning time deposits	6,098	6,163	--	--	6,163
Investment securities available for sale	9,555	9,555	--	9,555	--
Loans held for sale	4,712	4,879	--	4,879	--
Loans receivable, net	176,807	177,870	--	--	177,870
Accrued interest receivable	862	862	862	--	--
Investment in FHLB stock	713	713	713	--	--
Bank-owned life insurance	3,728	3,728	3,728	--	--

Financial Liabilities
Deposits	177,007	179,050	39,939	--	139,111
FHLB short-term borrowings	7,000	7,000	7,000	--	--
FHLB long-term borrowings	8,500	8,507	--	--	8,507
Accrued interest payable	142	142	142	--	--

			Fair Value Measurements at
			December 31, 2015
			Quoted Prices in	Significant
			Active Markets	Other
			for Identical	Observable	Observable
	Carrying	Fair Value	Assets	Inputs	Inputs
	Amount	Estimate	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Cash and cash equivalents	$17,206	$17,206	$17,206	$--	$--
Investment in interest-earning time deposits	6,136	6,206	--	--	6,206
Investment securities available for sale	3,005	3,005	--	3,005	--
Loans held for sale	5,064	5,244	--	5,244	--
Loans receivable, net	143,305	145,134	--	--	145,134
Accrued interest receivable	983	983	983	--	--
Investment in FHLB stock	618	618	618	--	--
Bank-owned life insurance	3,638	3,638	3,638	--	--

Financial Liabilities
Deposits	149,229	150,644	33,438	--	117,206
FHLB short-term borrowings	6,000	6,000	6,000	--	--
FHLB long-term borrowings	7,500	7,479	--	--	7,479
Accrued interest payable	123	123	123	--	--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$206	$76
Investment in Quaint Oak Bank	19,201	17,612
Premises and equipment, net	1,322	1,311
Other assets	77	50
Total Assets	$20,806	$19,049

Liabilities and Stockholders' Equity
Other liabilities	$16	$13
Stockholders' equity	20,790	19,036
Total Liabilities and Stockholders' Equity	$20,806	$19,049

Statements of Income

	For the Year Ended December 31,
	2016	2015
Income
Rental income	$108	$106
Total Income	108	106

Expenses
Occupancy and equipment expense	96	99
Other expenses	91	95
Total Expenses	187	194

Net Loss Before Income Taxes	(79)	(88)
Equity in Undistributed Net Income of Subsidiary	1,550	1,329
Income Tax Benefit	27	30
Net Income	$1,498	$1,271

Comprehensive Income	$1,472	$1,295

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2016	2015

Operating Activities
Net income	$1,498	$1,271
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income in subsidiary	(1,550)	(1,329)
Depreciation expense	35	27
Stock-based compensation expense	300	294
Increase in other assets	(92)	(54)
Increase in other liabilities	3	--
Net cash provided by operating activities	194	209

Investing Activities
Purchase of property and equipment	(46)	(264)
Net cash used in investing activities	(46)	(264)

Financing Activities
Dividends paid	(283)	(239)
Purchase of treasury stock	(17)	(10)
Proceeds from the reissuance of treasury stock	92	54
Proceeds from the exercise of stock options	190	67
Net cash used in financing activities	(18)	(128)

Net Increase (Decrease) in Cash and Cash Equivalents	130	(183)
Cash and Cash Equivalents-Beginning of Year	76	259
Cash and Cash Equivalents-End of Year	$206	$76

Quaint Oak Bancorp, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania

Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, Pennsylvania

George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Quakertown, Pennsylvania

John J. Augustine, CPA Executive Vice President & Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers

Diane J. Colyer Senior Vice President and Corporate Secretary	Robert Farrer Vice President Risk and Compliance, Information Technology Security Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer	William R. Gonzalez Senior Vice President, Business Development

BANKING LOCATIONS

Main Office	Lehigh Valley Regional Office

501 Knowles Avenue	1710 Union Boulevard
Southampton, Pennsylvania 18966	Allentown, Pennsylvania 18109
(215) 364-4059	(610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR	INVESTOR RELATIONS CONTACT

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.	Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Computershare, Inc.	Diane J. Colyer
211 Quality Circle, Suite 210	Quaint Oak Bancorp, Inc.
College Station, Texas 77845	501 Knowles Avenue
(800) 368-5948	Southampton, Pennsylvania 18966
www.computershare.com	(866) 795-4499
dcolyer@quaintoak.com

Delaware Valley Regional Office
Headquarters of Quaint Oak Bancorp, Inc.

QUAINT OAK BANK

501 Knowles Avenue
Southampton, PA 18966

Lehigh Valley Regional Office

QUAINT OAK BANK

1710 Union Boulevard
Allentown, PA 18109

59