Form 10-K, Exhibit 13
period 2017-12-31
QUAINT OAK BANCORP INC
filed 2018-03-29
CIK 1391933

EXHIBIT 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

2017

Annual Report

Serving Our Community for More Than 90 Years

The Quaint Oak Family of Companies

QUAINT OAK BANCORP, INC.

QUAINT OAK BANK

ESTABLISHED 1926

QUAINT OAK ABSTRACT

QUAINT OAK INSURANCE

QUAINT OAK MORTGAGE

QUAINT OAK REAL ESTATE

Quaint Oak Bancorp, Inc.

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2017 Annual Report to Shareholders.

We closed out 2017 with several noteworthy achievements by Quaint Oak Bank and our Family of Companies.  Despite unusually low loan production levels in the first quarter of 2017, we were subsequently able to regain more normal production levels ending the year with an approximate 15% growth in outstanding loan balances year over year.  We began 2018 with the highest pipeline of loan requests in the Bank's history.  Increased loan production supported our overall asset growth of approximately 11% for the year ended December 31, 2017.  We continued our deposit products initiatives and increased non-interest bearing checking accounts by 36% at December 31, 2017 compared to year-end 2016.

Although our earnings were negatively impacted in the fourth quarter of 2017 with the implementation of the Tax Cuts and Jobs Act in the amount of an additional $297,000 of tax expense, or $0.15 per diluted share, we anticipate benefitting in the coming year with the reduction of our marginal tax rate from 35% to 21%.

For 2017, our mortgage banking subsidiary was again named one of the Fastest Growing Companies in the Greater Lehigh Valley for the second consecutive year by Lehigh Valley Business.  The mortgage company originated over 35% more loans for sale during 2017 than the previous year.

In addition to these financial highlights, during 2017 our real estate subsidiary expanded with the acquisition of another independent real estate office in the Lehigh Valley.  New management at the real estate company is now positioned to drive the success of the more than thirty-member team forward into 2018.  All of the staff members of our title abstract company achieved the status of Pennsylvania licensed title agents, an industry standard in professionalism of which we are especially proud.  Furthermore, our insurance agency subsidiary moved to new quarters in the New Britain Square Shopping Center providing it with a more visible and professional-looking location.  In addition to the personal insurance lines of auto, home and term life coverages, we expanded our commercial lines to complement those consumer lines of coverage offered.

We continue to invest in our future through operational upgrades and other improvements to our services.  We are pleased to have completed the scheduled core upgrades and operational customer enhancement projects that we had planned for the 2017 year.  We entered the new year with established building blocks to better position us now to begin an aggressive 2018 business plan.  As in the past, we hope to continue the expansion of our companies through both acquisition opportunities that may present themselves and also improving the incremental growth that we have been experiencing in recent periods.

I am pleased that our stockholders have benefited from our strategy having received a dividend increase over the previous year supported by the increase in stockholder equity of approximately $1.4 million in 2017.  As always, in conjunction with having maintained a strong repurchase plan that has repurchased over 36% of our original shares issued in our initial public offering, our continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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

	At or For the Years Ended December 31,
	2017	2016
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$239,596	$216,163
Cash and cash equivalents	7,910	9,300
Investment in interest-earning time deposits	4,879	6,098
Investment securities available for sale at fair value (cost-2017 $7,931; 2016 $9,612)	7,912	9,555
Loans held for sale	7,006	4,712
Loans receivable, net	201,667	176,807
Federal Home Loan Bank stock, at cost	1,234	713
Premises and equipment, net	1,988	1,730
Deposits	186,221	177,007
Federal Home Loan Bank borrowings	28,000	15,500
Stockholders' Equity	22,185	20,790

Selected Operating Data:
Total interest income	$10,588	$9,183
Total interest expense	3,002	2,565
Net interest income	7,586	6,618
Provision for loan losses	284	292
Net interest income after provision for loan losses	7,302	6,326
Total non-interest income	3,442	2,603
Total non-interest expense	8,072	6,695
Income before income taxes	2,672	2,234
Income taxes	1,205	736
Net income	$1,467	$1,498

Selected Operating Ratios(1):
Average yield on interest-earning assets	4.88%	4.82%
Average rate on interest-bearing liabilities	1.54	1.47
Average interest rate spread(2)	3.34	3.35
Net interest margin(2)	3.50	3.48
Average interest-earning assets to average interest-bearing liabilities	111.44	109.30
Net interest income after provision for loan losses to non-interest expense	90.46	94.49
Total non-interest expense to average assets	3.58	3.36
Efficiency ratio(3)	73.20	72.60
Return on average assets	0.65	0.75
Return on average equity	6.77	7.56
Average equity to average assets	9.60	9.94

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	1.52%	1.06%
Non-performing assets as a percent of total assets(5)	1.28	1.07
Non-performing assets and troubled debt restructurings as a percent of total assets	1.58	1.41
Allowance for loan losses as a percent of non-performing loans	59.02	85.74
Allowance for loan losses as a percent of total loans receivable	0.89	0.90
Net charge-offs to average loans receivable	0.04	0.00

Capital Ratios(4):
Tier 1 leverage ratio	8.54%	8.94%
Common Tier 1 capital ratio	11.26	12.14
Tier 1 risk-based capital ratio	11.26	12.14
Total risk-based capital ratio	12.31	13.20
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2017 and 2016.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the "Company") was formed in connection with Quaint Oak Bank's (the "Bank") conversion to a stock savings bank completed on July 3, 2007.  The Company's results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank's wholly owned subsidiaries.  At December 31, 2017, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions.

Quaint Oak Bank's profitability depends, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings.  Results of operations are also affected by provisions for loan losses, fee income and other non-interest income and non-interest expense.  Non-interest expense principally consists of compensation, directors' fees and expenses, office occupancy and equipment expense, data processing expense, professional fees, advertising expense, FDIC deposit insurance assessment, and other expenses.

Quaint Oak Bank's business consists primarily of originating residential, multi-family and commercial real estate loans secured by property and to a lesser extent commercial business loans, in its market area.   At December 31, 2017, commercial real estate loans comprise the largest percentage of Quaint Oak Bank's loan portfolio, before net items, at 45.1%.  Quaint Oak Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, savings and money market accounts.  At December 31, 2017, certificates of deposit amounted to 60.5% of total assets compared to 63.4% of total assets at December 31, 2016.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2017, non-interest bearing checking accounts amounted to 4.3% of total deposits compared to 3.3% of total deposits at December 31, 2016. Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank's assets.

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

Forward-Looking Statements Are Subject to Change

                We make certain statements in this document as to what we expenct may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ  materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no  assurances that the future events will actually occur.

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

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2017 and December 31, 2016

General. The Company's total assets at December 31, 2017 were $239.6 million, an increase of $23.4 million, or 10.8%, from $216.2 million at December 31, 2016.  This growth in total assets was primarily due to a $24.9 million, or 14.1%, increase in loans receivable, net, a $2.3 million, or 48.7%, increase in loans held for sale, and a $521,000, or 73.1%, increase in Federal Home Loan Bank stock.  These increases were partially offset by a $1.6 million, or 17.2%, decrease in investment securities available for sale, a $1.4 million, or 14.9%, decrease in cash and cash equivalents, and a $1.2 million, or 20.0%, decrease in investment in interest-earning time deposits.

Cash and Cash Equivalents. Cash and cash equivalents decreased $1.4 million, or 14.9%, from $9.3 million at December 31, 2016 to $7.9 million at December 31, 2017 as excess liquidity was used to fund loans.

Investment in Interest-Earning Time Deposits.  Investment in interest-earning time deposits decreased $1.2, million or 20.0%, from $6.1 million at December 31, 2016 to $4.9 million at December 31, 2017 primarily due to the maturity and redemption of time deposits.  The proceeds were used primarily to fund loans.

Investment Securities Available for Sale.  Investment securities available for sale decreased $1.6 million, or 17.2%, from $9.6 million at December 31, 2016 to $7.9 million at December 31, 2017 due primarily to the principal repayments on these securities during the year ended December 31, 2017.
Loans Held for Sale.  Loans held for sale increased $2.3 million, or 48.7%, from $4.7 million at December 31, 2016 to $7.0 million at December 31, 2017 as the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $87.0 million of one-to-four family residential loans during the year ended December 31, 2017 and sold $85.7 million of loans in the secondary market during this same period. In addition, the Bank originated $963,000 of commercial business loans held for sale during the year ended December 31, 2017.  None of these loans were sold during the year ended December 31, 2017.
Loans Receivable, Net.  Loans receivable, net, increased $24.9 million, or 14.1%, to $201.7 million at December 31, 2017 from $176.8 million December 31, 2016.  This increase was funded primarily from Federal Home Loan Bank borrowings and deposits.  Increases within the portfolio occurred in commercial real estate loans which increased $14.5 million, or 18.7%, multi-family residential loans which increased $7.1 million, or 48.3%, commercial business loans which increased $2.7 million, or 28.6%, home equity loans which increased $354,000, or 7.4%,  one-to-four family residential owner occupied loans which increased $292,000, or 5.4%, construction loans which increases $277,000, or 1.8%, and other consumer loans which increased $112,000, or 430.8%.  These increases were partially offset by a $60,000, or 0.1%, decrease in one-to-four family residential non-owner occupied loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock.  Federal Home Loan Bank stock increased $521,000, or 73.1%, from $713,000 at December 31, 2016 to $1.2 million at December 31, 2017 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $3.8 million and $3.7 million at December 31, 2017 and 2016, respectively.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Premises and Equipment, Net.  Premises and equipment, net, increased $258,000, or 14.9%, to $2.0 million at December 31, 2017 from $1.7 million at December 31, 2016. The increase was primarily due to the relocation of Quaint Oak Insurance Agency, LLC to a new location in Chalfont, Pennsylvania and the renovation of Quaint Oak Real Estate, LLC's offices in Allentown, PA.

Goodwill and Other Intangible, Net. The increase in intangible assets, net of accumulated amortization, is related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2017 was $416,000, net of accumulated amortization of $69,000.

Other Real Estate Owned, Net. There was no other real estate owned at December 31, 2017.  This compares to three properties totaling $435,000 at December 31, 2016.  During the year ended December 31, 2017, $22,000 of capital improvements were made to the properties, one of the properties incurred a write-down totaling $48,000, and the three properties with a total carrying value of $409,000 were sold.  A loss totaling $20,000 was realized on the transactions.

Deposits.  Total deposits increased $9.2 million, or 5.2%, to $186.2 million at December 31, 2017 from $177.0 million at December 31, 2016.  This increase in deposits was primarily attributable to increases of $8.0 million, or 5.8%, in certificates of deposit, $2.1 million, or 36.0%, in non-interest bearing checking accounts, and $569,000, or 31.9%, in savings accounts, partially offset by a $726,000, or 61.1%, decrease in passbook accounts and a $703,000, or 2.3%, decrease in money market accounts.

Federal Home Loan Bank Borrowings. Total Federal Home Loan Bank borrowings increased $12.5 million, or 80.6%, from $15.5 million at December 31, 2016 to $28.0 million at December 31, 2017.  During the year ended December 31, 2017, the Company borrowed $7.0 million of short-term and $12.0 million of long-term fixed rate borrowings primarily to fund loan growth. During the same time period, the Company repaid $4.0 million of short-term and $2.5 million of long-term fixed rate borrowings.

Stockholders' Equity. Total stockholders' equity increased $1.4 million, or 6.7%, to $22.2 million at December 31, 2017 from $20.8 million at December 31, 2016.  Contributing to the increase was net income for the year ended December 31, 2017 of $1.5 million, the reissuance of treasury stock for exercised stock options of $206,000, common stock earned by participants in the employee stock ownership plan of $185,000, amortization of stock awards and options under our stock compensation plans of $129,000, the reissuance of treasury stock under the Bank's 401(k) Plan of $94,000, and other comprehensive income of $25,000.  These increases were partially offset by dividends paid of $364,000 and by the purchase of treasury stock of $347,000.

Comparison of Operating Results for the Years Ended December 31, 2017 and 2016

General.  Net income amounted to $1.47 million for the year ended December 31, 2017 compared to $1.50 million for the year ended December 31, 2016.  The $31,000, or 2.1%, decrease was primarily the result of increases in non-interest expense of $1.4 million and the provision for income taxes of $469,000, partially offset by increases in net interest income of $968,000 and non-interest income of $839,000, and a decrease in the provision for loan losses of $8,000.

Net Interest Income.  Net interest income increased $968,000, or 14.6%, to $7.6 million for the year ended December 31, 2017 from $6.6 million for the year ended December 31, 2016.  The increase in net interest income was driven by a $1.4 million, or 15.3%, increase in interest income, partially offset by a $437,000, or 17.0%, increase in interest expense.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Income.  Interest income increased $1.4 million, or 15.3%, to $10.6 million for the year ended December 31, 2017 from $9.2 million for the year ended December 31, 2016.  The increase in interest income was primarily due to a $33.6 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $159.6 million for the year ended December 31, 2016 to an average balance of $193.2 million for the year ended December 31, 2017, and had the effect of increasing interest income $1.9 million.  Partially offsetting this increase was a 25 basis point decline in the average yield on loans receivable, net, including loans held for sale, from 5.55% for the year ended December 31, 2016 to 5.30% for the year ended December 31, 2017, which had the effect of decreasing interest income by $486,000.

Interest Expense.  Interest expense increased $437,000 or 17.0%, to $3.0 million for the year ended December 31, 2017 compared to $2.6 million for the year ended December 31, 2016.  The increase in interest expense was primarily attributable to a $20.5 million increase in average interest-bearing liabilities, which increased from an average balance of $174.1 million for the year ended December 31, 2016 to an average balance of $194.6 million for the year ended December 31, 2017, and had the effect of increasing interest expense $315,000.  This increase in average interest-bearing liabilities was primarily attributable to a $7.7 million increase in  average Federal Home Loan Bank borrowings which increased from $13.2 million for the year ended December 31, 2016 to an average balance of $20.9 million for the year ended December 31, 2017, and had the effect of increasing interest expense $109,000, and a $10.5 million increase in average certificate of deposit accounts which increased from an average balance of $128.6 million for the year ended December 31, 2016 to an average balance of $139.1 million for the year ended December 31, 2017, and had the effect of increasing interest expense $179,000.  Also contributing to this increase was a seven basis point increase in the average rate on interest-bearing liabilities, from 1.47% for the year ended December 31, 2016 to 1.54% for the year ended December 31, 2017, which had the effect of increasing interest expense by $122,000.  This increase in rate was primarily attributable to a 52 basis point  increase in rate on average Federal Home Loan Bank borrowings, which increased from 1.01% for the year ended December 31, 2016 to 1.53% for the year ended December 31, 2017, which had the effect of increasing interest expense by $79,000, and a three basis point increase in rate on average certificate of deposit accounts, which increased from 1.71% for the year ended December 31, 2016 to 1.74% for the year ended December 31, 2017, and had the effect of increasing interest expense by $44,000.

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

	Year Ended December 31,
	2017			2016
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$8,461	$95	1.12%	$16,912	$88	0.52%
Investment in interest-earning time deposits	5,416	90	1.66	6,117	108	1.77
Investment securities available for sale	8,878	134	1.51	7,044	101	1.43
Loans receivable, net (1) (2) (3)	193,158	10,231	5.30	159,641	8,857	5.55
Investment in FHLB stock	948	38	4.01	623	29	4.65
Total interest-earning assets	216,861	10,588	4.88%	190,337	9,183	4.82%
Non-interest-earning assets	8,828			9,008
Total assets	$225,689			$199,345
Interest-bearing liabilities:
Passbook accounts	$694	$1	0.14%	$1,241	$1	0.08%
Savings accounts	1,584	3	0.19	2,368	5	0.21
Money market accounts	32,255	258	0.80	28,669	230	0.80
Certificate of deposit accounts	139,126	2,419	1.74	128,626	2,196	1.71
Total deposits	173,659	2,681	1.54	160,904	2,432	1.51
FHLB short-term borrowings	8,654	101	1.17	5,692	31	0.54
FHLB long-term borrowings	12,278	220	1.79	7,540	102	1.35
Total interest-bearing liabilities	194,591	3,002	1.54%	174,136	2,565	1.47%
Non-interest-bearing liabilities	9,422			5,384
Total liabilities	204,013			179,520
Stockholders' Equity	21,676			19,825
Total liabilities and Stockholders' Equity	$225,689			$199,345
Net interest-earning assets	$22,270			$16,201
Net interest income; average interest rate spread		$7,586	3.34%		$6,618	3.35%
Net interest margin (4)			3.50%			3.48%
Average interest-earning assets to average interest-bearing liabilities			111.44%			109.30%

_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
Includes tax free municipal leases with an aggregate average balance of $68,000 and an average yield of 4.03% for the year-ended December 31, 2017 and an aggregate average balance of $115,000 and an average yield of 4.02% for the year-ended December 31, 2016.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.

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

	2017 vs. 2016				2016 vs. 2015
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$102	$(44)	$(51)	$7	$28	$16	$17	$61
Investment in interest-earning time deposits	(6)	(13)	1	(18)	13	(3)	--	10
Investment securities available for sale	6	26	1	33	(19)	152	(72)	61
Loans receivable, net (1) (2)	(402)	1,860	(84)	1,374	(382)	1,069	(49)	638
Investment in FHLB stock	(4)	15	(2)	9	(12)	2	(1)	(11)
Total interest-earning assets	(304)	1,844	(135)	1,405	(372)	1,236	(105)	759
Interest expense:
Passbook accounts	--	--	--	--	--	(1)	--	(1)
Savings accounts	--	(2)	--	(2)	(2)	(3)	--	(5)
Money market accounts	(1)	29	--	28	6	44	2	52
Certificate of deposit accounts	40	179	4	223	4	394	1	399
Total deposits	39	206	4	249	8	434	3	445
FHLB short-term borrowings	52	7	11	70	13	(5)	(2)	6
FHLB long-term borrowings	8	102	8	118	(1)	24	--	23
Total interest-bearing liabilities	99	315	23	437	20	453	1	474
Increase (decrease) in net interest income	$(403)	$1,529	$(158)	$968	$(392)	$783	$(106)	$285
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company decreased its provision for loan losses by $8,000, or 2.7%, from $292,000 for the year ended December 31, 2016 to $284,000 for the year ended December 31, 2017, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2017.

Non-performing loans amounted to $3.1 million, or 1.52%, of net loans receivable at December 31, 2017, consisting of eleven loans, three of which are on non-accrual status and eight of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $1.9 million, or 1.06%, of net loans receivable at December 31, 2016, consisting of fourteen loans, seven of which were on non-accrual status and seven of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2017 include four one-to-four family non-owner occupied residential loans, three one-to-four family owner occupied residential loans, two commercial real estate loans, and two construction loans, and all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2017, no loans were placed on non-accrual status and two loans previously on non-accrual status were paid-off. The allowance for loan losses as a percent of total loans receivable was 0.89% at December 31, 2017, and 0.90% at December 31, 2016.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

There was no other real estate owned at December 31, 2017.  This compares to three properties totaling $435,000 at December 31, 2016.  During the quarter ended December 31, 2017, the Company sold one property with a carrying value of $185,000 and a loss of $6,000 was realized on the transaction. Non-performing assets amounted to $3.1 million, or 1.28%, of total assets at December 31, 2017 compared to $2.3 million, or 1.07%, of total assets at December 31, 2016.

Non-Interest Income.  Non-interest income increased $839,000, or 32.2%, from $2.6 million for the year ended December 31, 2016 to $3.4 million for the year ended December 31, 2017.  The increase was primarily attributable to a $458,000, or 28.0%, increase in net gain on the sales of residential mortgage loans, a $207,000, or 113.7%, increase in insurance commissions earned by Quaint Oak Insurance Agency which began operations on August 1, 2016, a $125,000, or 64.8%, decrease in loss on sales and write-downs on other real estate owned, a $93,000, or 14.6%, increase in mortgage banking and title abstract fees, and a $52,000, or 110.6%, increase in other non-interest income.  These increases were partially offset by a $60,000, or 55.6%, decrease in the gain on sale of SBA loans, a $32,000, or 33.3%, decrease in other fees and service charges, and a $4,000, or 4.4%, decrease in income from bank-owned life insurance.

Non-Interest Expense.  Non-interest expense increased $1.4 million, or 20.6%, from $6.7 million for the year ended December 31, 2016 to $8.1 million for the year ended December 31, 2017.  Salaries and employee benefits expense accounted for $966,000 of the change as this expense increased 21.4%, from $4.5 million for the year ended December 31, 2016 to $5.5 million for the year ended December 31, 2017 primarily as a result of increased staff related to the continued expansion of the Company's mortgage banking and lending operations, the launch of Quaint Oak Insurance Agency on August 1, 2016, and the expansion of our real estate subsidiary.  Other expense accounted for $143,000 of the change as this expense increased 26.3%, from $544,000 for the year ended December 31, 2016 to $687,000 for the year ended December 31, 2017 due primarily to an increase in recruiting fees associated with commercial loan officers and credit analysts.  Data processing costs accounted for $140,000 of the change as this expense increased 73.3%, from $191,000 for the year-ended December 31, 2016 to $331,000 for the year ended December 31, 2017, due primarily to recurring costs associated with the Bank's checking account products.  Advertising expense accounted for $82,000 of the change as this expense increased 72.6%, from $113,000 for the year ended December 31, 2016 to $195,000 for the year ended December 31, 2017, as the Company continued to focus on increasing brand awareness and market the products and services of the Bank and the Bank's subsidiary companies.  FDIC deposit insurance assessment accounted for $35,000 of the change as this expense increased 25.2%, from $139,000 for the year ended December 31, 2016 to $174,000 for the year ended December 31, 2017.  The increase in FDIC deposit insurance assessment was primarily attributable to the year-over-year growth in the average assets of the Bank.  Occupancy and equipment expense accounted for $21,000 of the change as this expense increased 3.8%, from $552,000 for the year ended December 31, 2016 to $573,000 for the year ended December 31, 2017.  The increase in occupancy and equipment expense was primarily attributable to charges related to the relocation of Quaint Oak Insurance Agency, LLC to a new location in Chalfont, Pennsylvania and the renovation Quaint Oak Real Estate, LLC's offices in Allentown, Pennsylvania.  Directors' fees and expenses accounted for $1,000 of the change as this expense increased 0.5% from $203,000 for the year ended December 31, 2016 to $204,000 for the year ended December 31, 2017.  Partially offsetting these increases was a decrease in other real estate owned expense which declined $29,000, or 67.4%, from $43,000 for the year ended December 31, 2016 to $14,000 for the year ended December 31, 2017, as there were fewer other real estate owned properties held by the Company during the year ended December 31, 2017 compared to 2016.  Also offsetting these increases was a decrease in professional fees which declined $11,000, or 2.9%, from $378,000 for the year ended December 31, 2016 to $367,000 for the year ended December 31, 2017.  The decrease in professional fees was primarily attributable to legal fees related to collections.

Provision for Income Tax.  The $469,000 increase in the provision for income taxes for the year ended December 31, 2017 over the year ended December 31, 2016 was primarily due to the $297,000 re-measurement charge of the Company's net deferred tax asset as a result of the Tax Cuts and Jobs Act signed into law on December 22, 2017.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company's interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2017 and 2016, certificates of deposit amounted to $145.0 million and $137.1 million, respectively, or 60.5% and 63.4%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap."  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 15.6% at December 31, 2017, compared to 12.2% at December 31, 2016.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2017, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2017, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company's annual historical prepayment rates are applied to loans. Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or "decay rates," of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$7,846	$--	$--	$--	$--	$7,846
Investment in interest-earning time deposits	--	761	1,863	2,255	--	4,879
Investment securities available for sale	5,072	1,327	1,205	308	--	7,912
Loans held for sale	7,006	--	--	--	--	7,006
Loans receivable (2)	38,380	46,087	56,455	23,710	39,684	204,316
Investment in Federal Home Loan Bank stock	--	--	--	--	1,234	1,234
Total interest-earning assets	$58,304	$48,175	$59,523	$26,273	$40,918	$233,193

Interest-bearing liabilities:
Passbook accounts	$46	$46	$278	$46	$47	$463
Savings accounts	471	471	941	235	235	2,353
Money market accounts	6,082	6,082	12,164	3,041	3,042	30,411
Certificate accounts	11,241	31,654	65,704	36,439	--	145,038
FHLB borrowings	10,000	3,000	5,000	6,000	4,000	28,000
Total interest-bearing liabilities	$27,840	$41,253	$84,087	$45,761	$7,324	$206,265

Interest-earning assets less interest-bearing liabilities	$30,464	$6,922	$(24,564)	$(19,488)	$33,594

Cumulative interest-rate sensitivity gap (3)	$30,464	$37,386	$12,822	$(6,666)	$26,928

Cumulative interest-rate gap as a percentage of total assets at December 31, 2017	12.7%	15.6%	5.4%	(2.8)%	11.2%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2017	209.4%	154.1%	108.4%	96.6%	113.1%
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

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2017, the Company's cash and cash equivalents amounted to $7.9 million.  At such date, the Company also had $761,000 invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.  At December 31, 2017, Quaint Oak Bank had outstanding commitments to originate loans of $15.9 million and commitments under unused lines of credit of $19.2 million.

At December 31, 2017, certificates of deposit scheduled to mature in less than one year totaled $42.9 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2017, we had $28.0 million of borrowings from the FHLB and had $115.6 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank's FHLB stock as collateral for such advances.  In addition, as of December 31, 2017 Quaint Oak Bank had $535,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2017.

Our stockholders' equity amounted to $22.2 million at December 31, 2017, an increase of $1.4 million, or 6.7% from $20.8 million at December 31, 2016.  Contributing to the increase was net income for the year ended December 31, 2017 of $1.5 million, the reissuance of treasury stock for exercised stock options of $206,000, common stock earned by participants in the employee stock ownership plan of $185,000, amortization of stock awards and options under our stock compensation plans of $129,000, the reissuance of treasury stock under the Bank's 401(k) Plan of $94,000, and other comprehensive income of $25,000.  These increases were partially offset by dividends paid of $364,000 and by the purchase of treasury stock of $347,000.  For further discussion of the stock compensation plans, see Note 13 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2017, Quaint Oak Bank exceeded each of its capital requirements with ratios of 8.54%, 11.26%, 11.26% and 12.31%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank's regulatory capital requirements, see Note 16 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2017, we had unfunded commitments under lines of credit of $19.2 million and $15.9 million of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2017.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$675	$132	$227	$141	$175
Certificates of deposit	145,038	42,895	65,704	36,439	--
FHLB borrowings	28,000	13,000	5,000	6,000	4,000
Total contractual obligations	$173,713	$56,027	$70,931	$42,580	$4,175

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2017 and 2016; the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Cranberry Township, Pennsylvania
March 29, 2018

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,	At December 31,
	2017	2016
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$64	$399
Due from banks, interest-bearing	7,846	8,901
Cash and cash equivalents	7,910	9,300
Investment in interest-earning time deposits	4,879	6,098
Investment securities available for sale	7,912	9,555
Loans held for sale	7,006	4,712
Loans receivable, net of allowance for loan losses
(2017 $1,812; 2016 $1,605)	201,667	176,807
Accrued interest receivable	1,021	862
Investment in Federal Home Loan Bank stock, at cost	1,234	713
Bank-owned life insurance	3,814	3,728
Premises and equipment, net	1,988	1,730
Goodwill	515	515
Other intangible, net of accumulated amortization	416	465
Other real estate owned, net	--	435
Prepaid expenses and other assets	1,234	1,243
Total Assets	$239,596	$216,163

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$7,956	$5,852
Interest-bearing	178,265	171,155
Total deposits	186,221	177,007
Federal Home Loan Bank short-term borrowings	10,000	7,000
Federal Home Loan Bank long-term borrowings	18,000	8,500
Accrued interest payable	167	142
Advances from borrowers for taxes and insurance	2,423	2,210
Accrued expenses and other liabilities	600	514
Total Liabilities	217,411	195,373

Stockholders' Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares
authorized; 2,777,250 issued; 1,920,024 and 1,891,150 outstanding at December 31, 2017 and 2016, respectively	28	28
Additional paid-in capital	14,481	14,240
Treasury stock, at cost: 2017 857,226 shares; 2016 886,100 shares	(4,675)	(4,611)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(253)	(320)
Recognition & Retention Plan Trust (RRP)	(24)	(47)
Accumulated other comprehensive loss	(15)	(38)
Retained earnings	12,643	11,538
Total Stockholders' Equity	22,185	20,790
Total Liabilities and Stockholders' Equity	$239,596	$216,163

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2017	2016
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans	$10,231	$8,857
Interest and dividends on time deposits and investment securities	357	326
Total Interest Income	10,588	9,183

Interest Expense
Interest on deposits	2,681	2,432
Interest on Federal Home Loan Bank borrowings	321	133
Total Interest Expense	3,002	2,565

Net Interest Income	7,586	6,618

Provision for Loan Losses	284	292

Net Interest Income after Provision for Loan Losses	7,302	6,329

Non-Interest Income
Mortgage banking and title abstract fees	730	637
Other fees and services charges	64	96
Insurance commissions	389	182
Income from bank-owned life insurance	86	90
Net gain on the sale of residential mortgage loans	2,094	1,636
Gain on the sale of SBA loans	48	108
Loss on sales and write-downs of other real estate owned	(68)	(193)
Other	99	47
Total Non-Interest Income, net	3,442	2,603

Non-Interest Expense
Salaries and employee benefits	5,478	4,512
Directors' fees and expenses	204	203
Occupancy and equipment	573	552
Data processing	331	191
Professional fees	367	378
FDIC deposit insurance assessment	174	139
Other real estate owned expenses	14	43
Advertising	195	113
Amortization of other intangible	49	20
Other	687	544
Total Non-Interest Expense	8,072	6,695

Income before Income Taxes	2,672	2,234
Income Taxes	1,205	736
Net Income	$1,467	$1,498

Earnings per share – basic	$0.79	$0.84
Average shares outstanding - basic	1,857,457	1,781,410
Earnings per share - diluted	$0.74	$0.77
Average shares outstanding - diluted	1,994,832	1,935,903

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2017	2016
	(In Thousands)

Net Income	$1,467	$1,498

Other Comprehensive Income (Loss):
Unrealized gains (losses) on investment securities available for sale	38	(39)
Income tax effect	(13)	13
Net other comprehensive income (loss)	25	(26)

Total Comprehensive Income	$1,492	$1,472

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share data)	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity

BALANCE – DECEMBER 31, 2015	1,841,475	$28	$14,013	$(4,859)	$(457)	$(12)	$10,323	$19,036

Common stock allocated by ESOP			104		67			171

Treasury stock purchased	(1,435)			(17)				(17)

Reissuance of treasury stock under 401(k) Plan	7,796		52	40				92

Reissuance of treasury stock under Stock Incentive Plan	5,396		(28)	28				--

Reissuance of treasury stock for exercised stock options	37,918		(7)	197				190

Stock based compensation expense			129					129

Release of 4,864 vested RRP shares			(23)		23			--

Cash dividends declared ($0.158 per share)							(283)	(283)

Net income							1,498	1,498

Other comprehensive loss, net						(26)		(26)

BALANCE – DECEMBER 31, 2016	1,891,150	$28	$14,240	$(4,611)	$(367)	$(38)	$11,538	$20,790

Common stock allocated by ESOP			118		67			185

Treasury stock purchased	(29,393)			(347)				(347)

Reissuance of treasury stock under 401(k) Plan	7,336		56	38				94

Reissuance of treasury stock under Stock Incentive Plan	5,397		(28)	28				--

Reissuance of treasury stock for exercised stock options	45,534		(11)	217				206

Stock based compensation expense			129					129

Release of 4,864 vested RRP shares			(23)		23			--

Cash dividends declared ($0.19 per share)							(364)	(364)

Net income							1,467	1,467

Reclassification of certain income tax effects from accumulated other comprehensive income						(2)	2	--

Other comprehensive income, net						25		25

BALANCE – DECEMBER 31, 2017	1,920,024	$28	$14,481	$(4,675)	$(277)	$(15)	$12,643	$22,185

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended
	December 31,
	2017	2016
	(In Thousands)
Cash Flows from Operating Activities
Net income	$1,467	$1,498
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	284	292
Depreciation expense	192	184
Amortization of other intangible	49	20
Net amortization of securities premiums	19	19
Accretion of deferred loan fees and costs, net	(333)	(324)
Deferred income taxes	232	(185)
Stock-based compensation expense	314	300
Net gain on the sale of residential mortgage loans	(2,094)	(1,636)
Gain on the sale of SBA loans	(48)	(108)
Net loss on sale and write-downs of other real estate owned	68	193
Increase in the cash surrender value of bank-owned life insurance	(86)	(90)
Changes in assets and liabilities which provided (used) cash:
Loans held for sale-originations	(87,963)	(64,262)
Loans held for sale-proceeds	87,763	66,250
Accrued interest receivable	(159)	121
Prepaid expenses and other assets	(236)	(76)
Accrued interest payable	25	19
Accrued expenses and other liabilities	86	93
Net Cash Provided by (Used in) Operating Activities	(420)	2,308
Cash Flows from Investing Activities
Net decrease in investment in interest-earning time deposits	1,219	38
Purchase of investment securities available for sale	--	(7,833)
Principal repayments on investment securities available for sale	1,662	1,225
Net increase in loans receivable	(24,763)	(33,362)
Net increase in investment in Federal Home Loan Bank stock	(521)	(95)
Proceeds from the sale of other real estate owned	389	1,076
Capitalized expenditures on other real estate owned	(22)	(294)
Purchase of premises and equipment	(450)	(80)
Purchase of insurance agency	--	(1,000)
Net Cash Used in Investing Activities	(22,486)	(40,325)
Cash Flows from Financing Activities
Net increase in demand deposits and savings accounts	1,244	6,501
Net increase in certificate accounts	7,970	21,277
Proceeds from Federal Home Loan Bank short-term borrowings	7,000	2,000
Repayment of Federal Home Loan Bank short-term borrowings	(4,000)	(1,000)
Proceeds from Federal Home Loan Bank long-term borrowings	12,000	2,000
Repayment of Federal Home Loan Bank long-term borrowings	(2,500)	(1,000)
Dividends paid	(364)	(283)
Purchase of treasury stock	(347)	(17)
Proceeds from the reissuance of treasury stock	94	92
Proceeds from the exercise of stock options	206	190
Increase in advances from borrowers for taxes and insurance	213	351
Net Cash Provided by Financing Activities	21,516	30,111
Net Decrease in Cash and Cash Equivalents	(1,390)	(7,906)
Cash and Cash Equivalents – Beginning of Year	9,300	17,206
Cash and Cash Equivalents – End of Year	$7,910	$9,300
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$2,977	$2,546
Cash payments for income taxes	$1,139	$794

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp") and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank, along with its wholly owned subsidiaries.  At December 31, 2017, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank's election under Section 10(l) of the Home Owners' Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  The Bank has two locations: the main office location in Southampton, Pennsylvania and a regional banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, money market accounts, non-interest bearing checking accounts for businesses and consumers, and savings accounts.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, lines of credit, and commercial business loans.
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
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. During the year ended December 31, 2017, one investor purchased a total of 48% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 45% of the gain on loans sold during the year.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2017 and 2016.
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2017 and 2016.

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
Intangible Assets
Intangible assets on the consolidated balance sheets represent the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed an other intangible asset.  The renewal rights are being amortized over a ten year period based upon the annual retention rate of the book of business.
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
The Company has no other real estate owned as of December 31, 2017.  At December 31, 2016 the Company had three properties totaling $435,000.

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
Income Taxes
Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. The TCJA makes broad and complex changes to the U.S. tax code that affected our income tax rate in 2017. The TCJA reduces the U.S. federal corporate income tax rate from 34% to 21%. As a result, the Company was required to re-measure, through income tax expense, the deferred tax assets and liabilities using the enacted rate at which they are expected to be recovered or settled.
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2017 and 2016.  The Company's policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2013.

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
At December 31, 2017, the Company has three share-based plans: the 2008 Recognition and Retention Plan ("RRP"), the 2008 Stock Option Plan, and the 2013 Stock Incentive Plan.  Awards under these plans were made in May 2008 and 2013.  These plans are more fully described in Note 13.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Reclassifications
Certain items in the 2016 consolidated financial statements have been reclassified to conform to the presentation in the 2017 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Change in Accounting Principal

On February 14, 2018, the Financial Accounting Standards Board finalized ASU 2018-02 – Income Statement-Reporting Comprehensive Income (Topic 220). This accounting standard allows companies to reclassify the "stranded" tax effect in accumulated other comprehensive income that resulted from the U.S. federal government enacted tax bill, H.R.1, an act to provide reconciliation pursuant to Titles II and V of the concurrent resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act), which requires deferred tax liabilities and assets to be adjusted for the effect of a change in tax laws.

The Company has elected to early adopt this accounting standard, which provides a benefit to the financial statements by more accurately aligning the impacts of the items carried in accumulated other comprehensive income with the associated tax effect. The adoption was applied on a modified retrospective and resulted in a one-time cumulative effect adjustment of $2,000 between retained earnings and accumulated other comprehensive income on the Consolidated Balance Sheets as of the beginning of the current period. The adjustment had no impact on net income or any prior periods presented.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Because the guidance does not apply to revenue associated with financial instruments, including loans and securities, we do not expect the new standard, or any of the amendments, to result in a material change from our current accounting for revenue because the majority of the Company's financial instruments are not within the scope of Topic 606.  However, we do expect that the standard will result in new disclosure requirements, which are currently being evaluated.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10):  Recognition and Measurement of Financial Assets and Financial Liabilities.  This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments.  Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU 2016-01 will be effective for the Company on January 1, 2018 and will not have a significant impact on our financial statements.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.  The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset.  The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted.  We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230):  Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing diversity in practice.  Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company's statement of cash flows.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer. This Update, among others things, clarifies that guarantee fees within the scope of Topic 460, Guarantees, (other than product or service warranties) are not within the scope of Topic 606. The effective date and transition requirements for ASU 2016-20 are the same as the effective date and transition requirements for the new revenue recognition guidance. ASU 2016-20 will be effective for the Company on January 1, 2018 and will not have a significant impact on our financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test.  In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination.  Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting units fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  A public business entity that is a U.S. Securities and Exchange Commission ("SEC") filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. This Update is not expected to have a significant impact on the Company's financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20). The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity.  For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  Early adoption is permitted, including adoption in an interim period.  If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle.  This Update is not expected to have a significant impact on the Company's financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements (Continued)

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718), which affects any entity that changes the terms or conditions of a share-based payment award.  This Update amends the definition of modification by qualifying that modification accounting does not apply to changes to outstanding share-based payment awards that do not affect the total fair value, vesting requirements, or equity/liability classification of the awards.  The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. This Update is not expected to have a significant impact on the Company's financial statements.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842), which provides an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under the current lease guidance in Topic 840.  An entity that elects this practical expedient should evaluate new or modified land easements under Topic 842 beginning at the date the entity adopts Topic 842; otherwise, an entity should evaluate all existing or expired land easements in connection with the adoption of the new lease requirements in Topic 842 to assess whether they meet the definition of a lease.  The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in ASU 2016-02.  This Update is not expected to have a significant impact on the Company's financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220).  On December 22, 2017, the U.S. federal government enacted a tax bill, H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act), which requires deferred tax liabilities and assets to be adjusted for the effect of a change in tax laws.  The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.  The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance.  The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized.  The Company adopted this standard as of December 31, 2017, which is more fully discussed in Note 1 under Change in Accounting Principal. The adjustment had no impact on net income or any prior periods presented.

Note 3 – Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents ("CSEs").  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2017 and 2016, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 3 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2017	2016
Net Income	$1,467,000	$1,498,000

Weighted average shares outstanding – basic	1,857,457	1,781,410
Effect of dilutive common stock equivalents	137,375	154,493
Adjusted weighted average shares outstanding – diluted	1,994,832	1,935,903

Basic earnings per share	$0.79	$0.84
Diluted earnings per share	$0.74	$0.77

Note 4 – Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2017 and 2016 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2017	2016
Balance beginning of the year	$(38)	$(12)

Other comprehensive income (loss) before reclassifications	25	(26)
Amount reclassified from accumulated other comprehensive loss	--	--
Total other comprehensive income (loss)	25	(26)

Reclassification of certain income tax effects from accumulated other comprehensive income	(2)	--
Balance end of the year	$(15)	$(38)
________________________
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Note 5 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2017 and 2016, by contractual maturity, is shown below (in thousands):

	2017	2016
Due in one year or less	$761	$2,849
Due after one year through five years	4,118	3,249
Total	$4,879	$6,098

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2017 and 2016 are summarized below (in thousands):
	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$5,624	$19	$--	$5,643
Federal Home Loan Mortgage Corporation securities	1,377	--	(35)	1,342
Federal National Mortgage Association securities	570	--	--	570
Total mortgage-backed securities	7,571	19	(35)	7,555
Debt securities:
U.S. government agency	360	--	(3)	357
Total available-for-sale-securities	$7,931	$19	$(38)	$7,912

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$6,608	$1	$(19)	$6,590
Federal Home Loan Mortgage Corporation securities	1,892	--	(21)	1,871
Federal National Mortgage Association securities	752	--	(12)	740
Total mortgage-backed securities	9,252	1	(52)	9,201
Debt securities:
U.S. government agency	360	--	(6)	354
Total available-for-sale-securities	$9,612	$1	$(58)	$9,555

The amortized cost and fair value of debt securities at December 31, 2017, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after one year through five years	$360	$357
Due after ten years	7,571	7,555
Total	$7,931	$7,912

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale (Continued)
The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2017 and 2016 (in thousands):

	December 31, 2017
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Federal Home Loan Mortgage Corporation mortgage-backed securities	2	$--	$--	$1,342	$(35)	$1,342	$(35)
Debt securities, U.S. government agency	1	--	--	357	(3)	357	(3)
Total	3	$--	$--	$1,699	$(38)	$1,699	$(38)

	December 31, 2016
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Governmental National Mortgage Association mortgage-backed securities	8	$5,874	$(19)	$--	$--	$5,874	$(19)
Federal Home Loan Mortgage Corporation mortgage-backed securities	2	1,871	(21)	--	--	1,871	(21)
Federal National Mortgage Association mortgage-backed securities	1	740	(12)	--	--	740	(12)
Debt securities, U.S. government agency	1	354	(6)	--	--	354	(6)
Total	12	$8,839	$(58)	$--	$--	$8,839	$(58)

At December 31, 2017, there were three securities in an unrealized loss position that at such date had an aggregate depreciation of 2.21% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2017 represents an other-than-temporary impairment. There were no impairment charges recognized during the year ended December 31, 2017 or 2016.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2017	December 31, 2016
Real estate loans:
One-to-four family residential:
Owner occupied	$5,681	$5,389
Non-owner occupied	51,833	51,893
Total one-to-four family residential	57,514	57,282
Multi-family (five or more) residential	21,715	14,641
Commercial real estate	92,234	77,730
Construction	15,632	15,355
Home equity	5,129	4,775
Total real estate loans	192,224	169,783

Commercial business	11,954	9,295
Other consumer	138	26
Total Loans	204,316	179,104

Deferred loan fees and costs	(837)	(692)
Allowance for loan losses	(1,812)	(1,605)
Net Loans	$201,667	$176,807

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2017 and 2016 (in thousands):

	December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$5,258	$423	$--	$--	$5,681
One-to-four family residential non-owner occupied	51,372	29	432	--	51,833
Multi-family residential	21,715	--	--	--	21,715
Commercial real estate	91,549	399	286	--	92,234
Construction	13,562	--	2,070	--	15,632
Home equity	5,129	--	--	--	5,129
Commercial business	11,419	535	--	--	11,954
Other consumer	138	--	--	--	138
Total	$200,142	$1,386	$2,788	$--	$204,316

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

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2017 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	442	442	--	937	24
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	398	38
Construction	2,069	2,069	--	2,064	58
Home equity	45	45	--	47	5
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	214	214	70	214	5
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	1	395	9
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	656	656	70	1,151	29
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	1	793	47
Construction	2,069	2,069	--	2,064	58
Home equity	45	45	--	47	5
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$2,903	$2,903	$71	$4,055	$139

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2017, the Company had eight loans totaling $714,000 that were identified as troubled debt restructurings.  All eight of these loans were performing in accordance with their modified terms.  At December 31, 2016, the Company had eight loans totaling $733,000 that were identified as troubled debt restructurings.  All eight of these loans were performing in accordance with their modified terms at December 31, 2016.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.  During the year ended December 31, 2017, no new loans were identified as TDRs.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company's TDR loans as of December 31, 2017 and 2016 (dollar amounts in thousands):

	December 31, 2017
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	536	--	536	25
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	1
Construction	--	--	--	--	--
Home equity	2	45	--	45	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	8	$714	$--	$714	$26

	December 31, 2016
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	551	--	551	28
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	11
Construction	--	--	--	--	--
Home equity	2	49	--	49	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	8	$733	$--	$733	$39

The contractual aging of the TDRs in the tables above as of December 31, 2017 and 2016 is as follows (in thousands):

	December 31, 2017
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	536	--	--	--	536
Multi-family residential	--	--	--	--	--
Commercial real estate	133	--	--	--	133
Construction	--	--	--	--	--
Home equity	45	--	--	--	45
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$714	$--	$--	$--	$714

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

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan's original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2017 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2017 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2017 (in thousands):

	December 31, 2017
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$41	$503	$103	$616	$138	$37	$87	$80	$1,605
Charge-offs	--	(56)	--	(24)	--	--	--	--	(80)
Recoveries	--	--	--	3	--	--	--	--	3
Provision	7	93	49	92	(2)	(10)	53	2	284
Ending balance	$48	$540	$152	$687	$136	$27	$140	$82	$1,812
Ending balance evaluated
for impairment
Individually	$--	$70	$--	$1	$--	$--	$--	$--	$71
Collectively	$48	$470	$152	$686	$136	$27	$140	$82	$1,741
Loans receivable:
Ending balance	$5,681	$51,833	$21,715	$92,234	$15,632	$5,129	$12,092	$--	$204,316
Ending balance evaluated
for impairment
Individually	$--	$656	$--	$133	$2,069	$45	$--	$--	$2,903
Collectively	$5,681	$51,177	$21,715	$92,101	$13,563	$5,084	$12,092	$--	$201,413

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
The Bank allocated increased allowance for loan loss provisions to the commercial real estate, commercial business, and multi-family portfolio classes for the year ended December 31, 2017, due primarily to increased balances in these portfolio classes.  The Bank allocated increased allowance for loan loss provisions to the 1-4 family residential non-owner occupied portfolio class for the year ended December 31, 2017, due primarily to increased specific reserves in this portfolio class.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2017 and 2016 (in thousands):

	December 31, 2017	December 31, 2016
One-to-four family residential owner occupied	$--	$--
One-to-four family residential non-owner occupied	120	541
Multi-family residential	--	--
Commercial real estate	--	660
Construction	2,069	--
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$2,189	$1,201

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $3.1 million and $1.9 million at December 31, 2017 and 2016, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2017 and 2016 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $119,000 and $115,000 for the years ended December 31, 2017 and 2016, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2017 and 2016 (in thousands):

	December 31, 2017
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$670	$423	$1,093	$4,588	$5,681	$423
One-to-four family residential non-owner occupied	969	337	1,306	50,527	51,833	217
Multi-family residential	313	--	313	21,402	21,715	--
Commercial real estate	505	241	746	91,488	92,234	241
Construction	407	2,069	2,476	13,156	15,632	--
Home equity	51	--	51	5,078	5,129	--
Commercial business	--	--	--	11,954	11,954	--
Other consumer	--	--	--	138	138	--
Total	$2,915	$3,070	$5,985	$198,331	$204,316	$881

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2016
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$310	$9	$319	$5,070	$5,389	$9
One-to-four family residential non-owner occupied	271	778	1,049	50,844	51,893	237
Multi-family residential	--	--	--	14,641	14,641	--
Commercial real estate	385	777	1,162	76,568	77,730	117
Construction	596	308	904	14,451	15,355	308
Home equity	115	--	115	4,660	4,775	--
Commercial business	43	--	43	9,252	9,295	--
Other consumer	--	--	--	26	26	--
Total	$1,720	$1,872	$3,592	$175,512	$179,104	$671

Note 8 - Premises and Equipment
The components of premises and equipment at December 31, 2017 and 2016 are as follows (in thousands):
	2017	2016
Land and land improvements	$299	$299
Buildings	1,316	1,178
Leasehold improvements	436	382
Furniture, fixtures and equipment	1,180	922
	3,231	2,781
Accumulated depreciation	(1,243)	(1,051)
Premises and equipment, net	$1,988	$1,730

Depreciation expense for the years ended December 31, 2017 and 2016 amounted to approximately $192,000 and $184,000, respectively.
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Lease expense was $151,000 and $121,000 for the years ended December 31, 2017 and 2016, respectively.

Note 9 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2017 was $416,000, net of accumulated amortization of $69,000.  Amortization expense for the years ended December 31, 2017 and 2016 amounted to approximately $49,000 and $20,000, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 – Goodwill and Other Intangible, Net (Continued)
Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):
2018	$49
2019	49
2020	49
2021	49
2022	49
Thereafter	171
Total	$416

Note 10 - Deposits
Deposits and the weighted average interest rate at December 31, 2017 and 2016 consist of the following (in thousands):
	2017		2016
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Non-interest bearing checking accounts	$7,956	--%	$5,852	--%
Passbook accounts	463	0.15	1,189	0.15
Savings accounts	2,353	0.22	1,784	0.20
Money market accounts	30,411	0.79	31,114	0.79
Certificate of deposit accounts	145,038	1.77	137,068	1.69
Total	$186,221	1.47%	$177,007	1.41%

A summary of certificates of deposit by maturity at December 31, 2017 is as follows (in thousands):
Years ending December 31:
2018	$42,895
2019	25,863
2020	39,841
2021	27,366
2022	9,073
Total	$145,038

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $18.5 million and $14.5 million at December 31, 2017 and 2016, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 - Borrowings
As of December 31, 2017, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $115.6 million. Quaint Oak Bank's Federal Home Loan Bank advances outstanding were $28.0 million and $15.5 million at December 31, 2017 and 2016, respectively.   As of December 31, 2017, Quaint Oak Bank has $535,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2017 and 2016.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2017 and 2016 (dollars in thousands):

	At or For the Year Ended December 31,
	2017	2016
FHLB short-term borrowings:
Average balance outstanding	$8,654	$5,692
Maximum amount outstanding at any month-end during the period	11,500	7,000
Balance outstanding at end of period	10,000	7,000
Average interest rate during the period	1.17%	0.54%
Weighted average interest rate at end of period	1.54%	0.74%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2017 and 2016 (in thousands):

	December 31, 2017		December 31, 2016
		Weighted		Weighted
		Interest		Interest
Fixed rate borrowings maturing:	Amount	Rate	Amount	Rate
2017	$--	-%	$2,500	1.15%
2018	3,000	1.46	3,000	1.46
2019	3,000	1.86	2,000	1.95
2020	2,000	2.00	1,000	2.15
2021	3,000	2.05	--	--
2022	3,000	2.18	--	--
2023	3,000	2.33	--	--
2024	1,000	2.54	--	--
Total FHLB long-term debt	$18,000	2.01%	$8,500	1.56%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 - Income Taxes
On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. The TCJA makes broad and complex changes to the U.S. tax code that affected our income tax rate in 2017. The TCJA reduces the U.S. federal corporate income tax rate from 34% to 21%. As a result, the Company was required to re-measure, through income tax expense, the deferred tax assets and liabilities using the enacted rate at which they are expected to be recovered or settled. The re-measurement of the net deferred tax asset resulted in additional income tax expense of $297,000 for the year-ended December 31, 2017.

The components of income tax expense for the years ended December 31, 2017 and 2016 are as follows (in thousands):
	2017	2016
Federal:
Current	$911	$888
Deferred	(65)	(185)
Change in corporate tax rate	297	--
Total federal	1,143	703
State, current	62	33
Total	$1,205	$736

The following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2017 and 2016 is as follows (in thousands):
	2017	2016
Federal income tax at statutory rate	$907	$759
State tax, net of federal benefit	42	22
Stock compensation expense	(21)	(21)
Change in corporate tax rate	297	--
Other	(20)	(24)
Total	$1,205	$736

The components of the net deferred tax asset at December 31, 2017 and 2016 are as follows (in thousands):
	2017	2016
Deferred tax assets:
Allowance for loan losses	$380	$546
Stock-based compensation	13	25
Interest on non-accrual loans	5	6
Unrealized loss on investment securities available for sale	4	19
Deferred loan fees	176	235
Organization cost	1	2
Total deferred tax assets	579	833

Deferred tax liabilities:
Bank premises and equipment	(94)	(103)
Intangible	(5)	(3)
Total deferred tax liabilities	(99)	(106)

Net Deferred Tax Asset	$480	$727

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 - Income Taxes (Continued)

The net deferred tax asset at December 31, 2017 and 2016 of $480,000 and $727,000, respectively, is included in other assets.  No valuation allowance was established at December 31, 2017 and 2016, in view of the Company's tax strategies and anticipated future taxable income as evidenced by the Company's earnings potential.

Note 13 – Stock Compensation Plans

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

Shares of the Company's common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders' equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2017 and 2016, the Company recognized $185,000 and $171,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2017 and 2016:

	2017	2016
Allocated shares	167,643	153,647
Unreleased shares	52,956	68,533
Total ESOP shares	220,599	222,180

Fair value of unreleased shares (in thousands)	$688	$822

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

As of December 31, 2017, a total of 10,061 awards of restricted stock were unvested under the RRP and Stock Incentive Plan and up to 22,168 restricted stock awards were available for future grant under the Stock Incentive Plan and none under the RRP.  The RRP and Stock Incentive Plan share awards have vesting periods of five years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

A summary of the status of the shares awarded under the RRP and Stock Incentive Plan as of December 31, 2017 and 2016 is as follows:

	2017		2016
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	20,524	$8.10	30,784	$8.10
Granted	--	--	--	--
Vested	(10,263)	8.10	(10,260)	8.10
Forfeited	(200)	8.10	--	--
Unvested at the end of the year	10,061	$8.10	20,524	$8.10

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During each of the years ended December 31, 2017 and 2016, the Company recognized $84,000 of compensation expense.  A tax benefit of approximately $29,000 was recognized during each of these periods.  As of December 31, 2017, approximately $31,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

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

For grants in May 2008, the Compensation Committee of the Board of Directors determined to grant the stock options at an exercise price equal to $5.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan and the Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.

As of December 31, 2017, a total of 265,302 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 57,636 stock options were available for future grant under the Stock Incentive Plan and 4,152 under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 – Stock Compensation Plans (Continued)

Stock Options (Continued)

A summary of option activity under the Company's Option Plan and Stock Incentive Plan for the years ended December 31, 2017 and 2016 is as follows:

	2017			2016
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	316,348	$6.49	3.8	354,266	$6.33	4.7
Granted	--	--	--	--	--	--
Exercised	(45,534)	5.00	--	(37,918)	5.00	--
Forfeited	(5,512)	6.89	--	--	--	--
Outstanding at the end of the period	265,302	$6.74	3.2	316,348	$6.49	3.8
Exercisable at the end of the period	235,462	$6.57	2.9	255,708	$6.11	3.2

At both December 31, 2017 and 2016, the aggregate intrinsic value of options outstanding was $1.7 million and options exercisable was $1.5 million.  The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2017 and December 31, 2016. This amount changes based on changes in the market value of the Company's common stock.

During each of the years ended December 31, 2017 and 2016, the Company recognized $45,000 of compensation expense.  A tax benefit of approximately $11,000 was recognized during these periods.  As of December 31, 2017, approximately $17,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

Note 14 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2017 and 2016, respectively.

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
A summary of the Company's financial instrument commitments at December 31, 2017 and 2016 is as follows (in thousands):
	2017	2016
Commitments to originate loans	$15,921	$10,228
Unfunded commitments under lines of credit	19,162	15,443

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

Future minimum annual rental payments required under non-cancelable operating leases are as follows (in thousands):

Year	Rental Amount
2018	$132
2019	115
2020	112
2021	101
2022	40
Thereafter	175
$675

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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2017, that the Bank meets all capital adequacy requirements to which it is subject.
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
As of December 31, 2017 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2017 that management believes have changed the Bank's category.   The Company's ratios do not differ significantly from the Bank's ratios presented below.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 - Regulatory Matters (Continued)
The Bank's actual capital amounts and ratios at December 31, 2017 and 2016 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2017:
Total capital (to risk-weighted assets)	$21,674	12.31%	$	≥ 14,090	≥8.00%	$	≥ 17,613	≥10.00%
Tier 1 capital (to risk-weighted assets)	19,835	11.26		≥ 10,568	≥6.00		≥ 14,090	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	19,835	11.26		≥ 7,926	≥4.50		≥ 11,449	≥ 6.50
Tier 1 capital (to average assets)	19,835	8.54		≥ 9,288	≥4.00		≥ 11,610	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2016:
Total capital (to risk-weighted assets)	$20,302	13.20%	$	≥ 12,307	≥8.00%	$	≥15,383	≥10.00%
Tier 1 capital (to risk-weighted assets)	18,670	12.14		≥ 9,230	≥6.00		≥ 12,307	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	18,670	12.14		≥ 6,922	≥4.50		≥ 9,999	≥ 6.50
Tier 1 capital (to average assets)	18,670	8.94		≥ 8,356	≥4.00		≥ 10,445	≥ 5.00

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2017 (in thousands):
	December 31, 2017
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$5,643	$--	$5,643	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,342	--	1,342	--
Federal National Mortgage Association mortgage-backed securities	570	--	570	--
Debt securities, U.S. government agency	357	--	357	--
Total investment securities available for sale	$7,912	$--	$7,912	$--
Total recurring fair value measurements	$7,912	$--	$7,912	$--

Nonrecurring fair value measurements
Impaired loans	$2,832	$--	$--	$2,832
Total nonrecurring fair value measurements	$2,832	$--	$--	$2,832

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2016 (in thousands):
	December 31, 2016
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$6,590	$--	$6,590	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,871	--	1,871	--
Federal National Mortgage Association mortgage-backed securities	740	--	740	--
Debt securities, U.S. government agency	354	--	354	--
Total investment securities available for sale	$9,555	$--	$9,555	$--
Total recurring fair value measurements	$9,555	$--	$9,555	$--

Nonrecurring fair value measurements
Impaired loans	$1,895	$--	$--	$1,895
Other real estate owned	435	--	--	435
Total nonrecurring fair value measurements	$2,330	$--	$--	$2,330

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2017 and 2016 (dollars in thousands):

	December 31, 2017
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$2,832	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-27% (1%)

	December 31, 2016
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$1,895	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-22% (2%)

Other real estate owned	$435	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-29% (12%)
_________________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

			Fair Value Measurements at
			December 31, 2017
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$7,910	$7,910	$7,910	$--	$--
Investment in interest-earning time deposits	4,879	4,912	--	--	4,912
Investment securities available for sale	7,912	7,912	--	7,912	--
Loans held for sale	7,006	7,232	--	7,232	--
Loans receivable, net	201,667	202,803	--	--	202,803
Accrued interest receivable	1,021	1,021	1,021	--	--
Investment in FHLB stock	1,234	1,234	1,234	--	--
Bank-owned life insurance	3,814	3,814	3,814	--	--

Financial Liabilities
Deposits	186,221	187,309	41,183	--	146,126
FHLB short-term borrowings	10,000	10,000	10,000	--	--
FHLB long-term borrowings	18,000	16,982	--	--	16,982
Accrued interest payable	167	167	167	--	--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The estimated fair values of the Company's financial instruments were as follows at December 31, 2017 and 2016 (in thousands):

			Fair Value Measurements at
			December 31, 2016
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2017	2016
Assets
Cash and cash equivalents	$211	$206
Investment in Quaint Oak Bank	20,552	19,201
Premises and equipment, net	1,423	1,322
Other assets	10	77
Total Assets	$22,196	$20,806

Liabilities and Stockholders' Equity
Other liabilities	$11	$16
Stockholders' equity	22,185	20,790
Total Liabilities and Stockholders' Equity	$22,196	$20,806

Statements of Income

	For the Year Ended December 31,
	2017	2016
Income
Dividends from subsidiary	$250	$--
Rental income	149	108
Total Income	399	108

Expenses
Occupancy and equipment expense	101	96
Other expenses	96	91
Total Expenses	197	187

Net Income (Loss) Before Income Taxes	202	(79)
Equity in Undistributed Net Income of Subsidiary	1,246	1,550
Income Tax Benefit	19	27
Net Income	$1,467	$1,498

Comprehensive Income	$1,492	$1,472

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2017	2016

Operating Activities
Net income	$1,467	$1,498
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income in subsidiary	(1,246)	(1,550)
Depreciation expense	38	35
Stock-based compensation expense	314	300
Decrease (Increase) in other assets	(13)	(92)
(Decrease) Increase in other liabilities	(5)	3
Net cash provided by operating activities	555	194

Investing Activities
Purchase of property and equipment	(139)	(46)
Net cash used in investing activities	(139)	(46)

Financing Activities
Dividends paid	(364)	(283)
Purchase of treasury stock	(347)	(17)
Proceeds from the reissuance of treasury stock	94	92
Proceeds from the exercise of stock options	206	190
Net cash used in financing activities	(411)	(18)

Net Increase in Cash and Cash Equivalents	5	130
Cash and Cash Equivalents-Beginning of Year	206	76
Cash and Cash Equivalents-End of Year	$211	$206

Quaint Oak Bancorp, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Quaint Oak Bancorp and Quaint Oak Bank

Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, PA

Robert J. Phillips Chairman of the Board Partner, Phillips and Phillips Enterprises, Doylestown, PA	Andrew E. DiPiero, Jr., Esq. Attorney with Baratta, Russell & Baratta, Huntingdon Valley, PA

George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Quakertown, PA

John J. Augustine, CPA Executive Vice President & Chief Financial Officer	Director of Quaint Oak Bank Ray S. Greenberg, CFP Owner of Financial Expertise, Feasterville, PA

Executive Officers

Diane J. Colyer Senior Vice President and Corporate Secretary, Quaint Oak Bancorp, Inc. and Quaint Oak Bank	William R. Gonzalez Senior Vice President, Business Development, Quaint Oak Bank

Curt T. Schulmeister Senior Commercial Loan Officer, Quaint Oak Bank	Robert Farrer Vice President Risk and Compliance, Information Technology Security Officer and Community Reinvestment Act Officer, Quaint Oak Bank

LOCATIONS

Delaware Valley Regional Banking Office	Quaint Oak Insurance	Lehigh Valley Regional Banking Office
501 Knowles Avenue	4275 County Line Road, Suite 14	1710 Union Boulevard
Southampton, PA 18966	Chalfont, PA 18914	Allentown, PA 18109
(215) 364-4059	(215) 345-0962	(610) 351-9960

www.quaintoak.com

TRANSFER AGENT / REGISTRAR	INVESTOR RELATIONS CONTACT

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.	Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Computershare, Inc.	Diane J. Colyer
211 Quality Circle, Suite 210	Quaint Oak Bancorp, Inc.
College Station, Texas 77845	501 Knowles Avenue
(800) 368-5948	Southampton, Pennsylvania 18966
www.computershare.com	(866) 795-4499
dcolyer@quaintoak.com

Delaware Valley Regional Banking Office
Headquarters of Quaint Oak Bancorp, Inc.

Banking | Real Estate | Mortgage | Insurance
QUAINT OAK BANK
501

501 Knowles Avenue
Southampton, PA 18966

Lehigh Valley Regional Banking Office

QUAINT OAK BANK
1710

1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Insurance Office

QUAINT OAK INSURANCE

New Britain Village Square
4275 County Line Road, Suite 14
Chalfont, PA 18914