Form 10-K, Exhibit 13
period 2018-12-31
QUAINT OAK BANCORP INC
filed 2019-03-29
CIK 1391933

EXHIBIT 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

2018

Annual Report

Welcome to

Our Family of Companies

QUAINT OAK
In your best interest.

BANK
ABSTRACT
INSURANCE
MORTGAGE
REAL ESTATE

Mission Statement

A relevant, profitable, compliant, growth oriented Community Bank with extended yet related business lines. An advocate in creating value for its customers, shareholders, employees, regulators and the Community it serves.

Execution

We achieve this by being a well-rounded Community Bank with deposit and loan services for both the consumer and the business customer, providing well balanced personal customer service, yet positioned to support the electronic banking needs of our customers. We embrace this personal and digital concept in each of our additional operating Companies.

Mantra

Our Mantra across Company lines is "In your best interest."
This statement embodies the essence of our mission statement.

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2018 Annual Report to Shareholders.

I am very pleased to note that Quaint Oak Bancorp, Inc. (the “Company”) successfully completed an $8.0 million subordinated debt offering in December 2018.  We are excited about the prospect of future growth provided by this additional capital.  This event contributed to the Company’s total assets surpassing the $270.0 million mark, a 13.3% increase in assets at December 31, 2018 compared to the prior year-end period.

Our mortgage company subsidiary is experiencing its own growth having exceeded $100.0 million in loans closed during the 2018 year.  Lehigh Valley Business has identified our mortgage company as a “Fastest Growing Company” in the Greater Lehigh Valley for a third consecutive year.  In light of our success in this business line, in February 2019 we opened a mortgage banking office in the Philadelphia market.  This action is intended to further promote the growth of this subsidiary company.

The Bank’s growth in loans receivable, net, was 7.6% at December 31, 2018, compared to the prior year-end period.   The increases in productivity at both the Bank and its mortgage company subsidiary have translated into improved net income for the Company.  The Company’s 2018 net income surpassed the $2.0 million benchmark or $1.04 per share-basic.  The incremental growth that we have experienced is the focus of our future.  Our intention, with the added support of our improved capital position, is to accelerate implementation of our strategic growth plan.  Key to this is investment in productive personnel along with improving and expanding our market presence.  These anticipated expenditures are necessary for both the continued short and long-term growth of the Company.  We look forward to the challenges that these growth prospects provide.

In closing, I am again, pleased that our stockholders have benefited from our strategy having received a 40% dividend increase over the previous year supported by the increase in stockholders’ equity of approximately $1.7 million in 2018.  I am additionally pleased to report that the Company has repurchased over 60,700 additional shares during 2018. Our repurchase plans have now repurchased over 38% of the original shares issued in our initial public offering.  As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long term profitability and payment of dividends reflecting our strong commitment to shareholder value.

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

	At or For the Years Ended December 31,
	2018	2017
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$271,404	$239,596
Cash and cash equivalents	26,012	7,910
Investment in interest-earning time deposits	4,927	4,879
Investment securities available for sale at fair value (cost-2018 $6,682; 2017 $7,931)	6,680	7,912
Loans held for sale	5,103	7,006
Loans receivable, net	216,898	201,667
Federal Home Loan Bank stock, at cost	1,086	1,234
Premises and equipment, net	2,058	1,988
Deposits	211,911	186,221
Federal Home Loan Bank borrowings	24,000	28,000
Subordinated debt	7,831	--
Stockholders’ Equity	23,836	22,185

Selected Operating Data:
Total interest income	$12,125	$10,588
Total interest expense.	3,820	3,002
Net interest income	8,305	7,586
Provision for loan losses	415	284
Net interest income after provision for loan losses	7,890	7,302
Total non-interest income	3,947	3,442
Total non-interest expense	9,166	8,072
Income before income taxes	2,671	2,672
Income taxes	667	1,205
Net income	$2,004	$1,467

Selected Operating Ratios(1):
Average yield on interest-earning assets	4.98%	4.88%
Average rate on interest-bearing liabilities	1.77	1.54
Average interest rate spread(2)	3.21	3.34
Net interest margin(2)	3.41	3.50
Average interest-earning assets to average interest-bearing liabilities	112.68	111.44
Net interest income after provision for loan losses to non-interest expense	74.81	90.46
Total non-interest expense to average assets	3.62	3.58
Efficiency ratio(3)	74.81	73.20
Return on average assets	0.79	0.65
Return on average equity	8.70	6.77
Average equity to average assets	9.11	9.60

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.54%	1.52%
Non-performing assets as a percent of total assets(5)	1.04	1.28
Non-performing assets and troubled debt restructurings as a percent of total assets	1.19	1.58
Allowance for loan losses as a percent of non-performing loans	166.81	59.02
Allowance for loan losses as a percent of total loans receivable	0.90	0.89
Net charge-offs to average loans receivable	0.13	0.04

Capital Ratios(4):
Tier 1 leverage ratio	10.92%	8.54%
Common Tier 1 capital ratio	14.45	11.26
Tier 1 risk-based capital ratio	14.45	11.26
Total risk-based capital ratio	15.49	12.31
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2018 and 2017.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries.  At December 31, 2018, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions.

Quaint Oak Bank’s profitability depends, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings.  Results of operations are also affected by provisions for loan losses, fee income and other non-interest income and non-interest expense.  Non-interest expense principally consists of compensation, directors’ fees and expenses, office occupancy and equipment expense, data processing expense, professional fees, advertising expense, FDIC deposit insurance assessment, and other expenses.

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property and to a lesser extent commercial business loans, in its market area.   At December 31, 2018, commercial real estate loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 47.2%.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, savings and money market accounts.  At December 31, 2018, certificates of deposit amounted to 61.2% of total assets compared to 60.5% of total assets at December 31, 2017.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2018, non-interest bearing checking accounts amounted to 8.3% of total deposits compared to 4.3% of total deposits at December 31, 2017. Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

Comparison of Financial Condition at December 31, 2018 and December 31, 2017

General. The Company’s total assets at December 31, 2018 were $271.4 million, an increase of $31.8 million, or 13.3%, from $239.6 million at December 31, 2017.  This growth in total assets was primarily due to an $18.1 million, or 228.8%, increase in cash and cash equivalents, a $15.2 million, or 7.6%, increase in loans receivable, net, and a $1.7 million increase in other real estate owned, partially offset by a $1.9 million, or 27.2%, decrease in loans held for sale and a $1.2 million, or 15.6%, decrease in investment securities available for sale.  The largest increases within the loan portfolio occurred in the following categories: commercial real estate loans which increased $11.6 million, or 12.6%, commercial business loans which increased $11.7 million, or 97.6%, multi-family residential loans which increased $2.3 million, or 10.4%, and one-to-four family residential owner occupied loans which increased $922,000, or 16.2%.  These increases were partially offset by a $4.5 million, or 8.6%, decrease in one-to-four family residential non-owner occupied loans and a $5.6 million, or 36.0%, decrease in construction loans.  The increase in cash and cash equivalents was primarily due to the increase in deposits and the proceeds from the issuance of subordinated debt in December 2018.

Cash and Cash Equivalents.  Cash and cash equivalents increased $18.1 million, or 228.8%, from $7.9 million at December 31, 2017 to $26.0 million at December 31, 2018 with the expectation that excess liquidity will be used to fund loans.

Investment Securities Available for Sale.  Investment securities available for sale decreased $1.2 million, or 15.6%, from $7.9 million at December 31, 2017 to $6.7 million at December 31, 2018 due primarily to the principal repayments on these securities during the year ended December 31, 2018.
Loans Held for Sale.  Loans held for sale decreased $1.9 million, or 27.2%, from $7.0 million at December 31, 2017 to $5.1 million at December 31, 2018 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $97.4 million of one-to-four family residential loans during the year ended December 31, 2018 and sold $98.9 million of these loans in the secondary market during this same period. In addition, the Bank originated $2.8 million of commercial business loans held for sale during the year ended December 31, 2018 and sold $3.5 million of these loans during the same period.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans Receivable, Net.  Loans receivable, net, increased $15.2 million, or 7.6%, to $216.9 million at December 31, 2018 from $201.7 million December 31, 2017.  This increase was funded primarily from deposits.  Increases within the portfolio occurred in commercial business loans which increased $11.7 million, or 97.6%, multi-family residential loans which increased $2.3 million, or 10.4%, and one-to-four family residential owner occupied loans which increased $922,000, or 16.2%.  These increases were partially offset by a $4.5 million, or 8.6%, decrease in one-to-four family residential non-owner occupied loans, a $5.6 million, or 36.0%, decrease in construction loans, a $782,000, or 15.2%, decrease in home equity loans, and a $119,000 , or 86.2%, decrease in other consumer loans.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.
Federal Home Loan Bank Stock.  Federal Home Loan Bank stock decreased $148,000, or 12.0%, from $1.2 million at December 31, 2017 to $1.1 million at December 31, 2018 as the Bank decreased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $3.9 million and $3.8 million at December 31, 2018 and 2017, respectively.

Premises and Equipment, Net.  Premises and equipment, net, increased $70,000, or 3.5%, to $2.1 million at December 31, 2018 from $2.0 million at December 31, 2017. The increase was due primarily to renovation of our 1710 Union Boulevard location and computer system upgrades.

Goodwill and Other Intangible, Net. Goodwill and other intangible assets, net of accumulated amortization, is related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2018 was $368,000, net of accumulated amortization of $117,000.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $1.7 million at December 31, 2018, consisting of one property that was collateral for a non-performing construction loan.  There were no properties in other real estate owned at December 31, 2017.  During the second quarter of 2018, collateral for a non-performing construction loan with an aggregate outstanding balance of $1.8 million at the time of foreclosure, was transferred into OREO. In conjunction with this transfer, $100,000 of the outstanding loan balance was charged-off through the allowance for loan losses in the second quarter of 2018, and following a further assessment of the value of the collateral by the Bank, an additional $115,000 was charged-off through the allowance for loan losses in the third quarter.  During the quarter ended December 31, 2018, the Company made $50,000 of capital improvements to the property.

Deposits.  Total deposits increased $25.7 million, or 13.8%, to $211.9 million at December 31, 2018 from $186.2 million at December 31, 2017. This increase in deposits was primarily attributable to increases of $21.2 million, or 14.6%, in certificates of deposit and $9.6 million, or 120.5% in non-interest bearing checking accounts, partially offset by a $3.6 million, 11.7%, decrease in money market accounts, a $1.2 million, or 52.4%, decrease in savings accounts, and a $271,000, or 58.5% decrease in passbook accounts.

Federal Home Loan Bank Borrowings. Total Federal Home Loan Bank borrowings decreased $4.0 million, or 14.3%, from $28.0 million at December 31, 2017 to $24.0 million at December 31, 2018.  During the year ended December 31, 2018, the Company used excess liquidity to repay $1.0 million of short-term and $3.0 million of long-term fixed rate borrowings.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50%. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $7.8 million at December 31, 2018.

Stockholders’ Equity. Total stockholders’ equity increased $1.7 million, or 7.4%, to $23.8 million at December 31, 2018 from $22.2 million at December 31, 2017.  Contributing to the increase was net income for the year ended December 31, 2018 of $2.0 million, the reissuance of treasury stock for exercised stock options of $534,000, common stock earned by participants in the employee stock ownership plan of $192,000, amortization of stock awards and options under our stock compensation plans of $148,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $64,000, and other comprehensive income, net of $13,000.  These increases were partially offset by the purchase of treasury stock of $793,000 and by dividends paid of $511,000.

Comparison of Operating Results for the Years Ended December 31, 2018 and 2017

General.  Net income amounted to $2.0 million for the year ended December 31, 2018 compared to $1.5 million for the year ended December 31, 2017, an increase of $537,000, or 36.6%.  During the fourth quarter of 2017, the Company wrote down its net deferred tax asset (“DTA”) by $297,000 as a result of the enactment of the Tax Cuts and Jobs Act (the “Tax Act”) on December 22, 2017. Excluding the $297,000 non-recurring re-measurement charge of the Company’s net DTA in 2017, the increase in net income was $240,000, or 13.6%.  The $537,000, or 36.6%, increase was primarily the result of an increase in net interest income of $719,000, a decrease in the provision for income taxes of $538,000, and an increase in non-interest income of $505,000, partially offset by an increase in non-interest expense of $1.1 million and an increase in the provision for loan losses of $131,000.  The decrease in the provision for income taxes was primarily due to the $297,000 re-measurement charge of the Company’s net DTA combined with a lower effective tax rate, also the result of the Tax Act.

Net Interest Income.  Net interest income increased $719,000, or 9.5%, to $8.3 million for the year ended December 31, 2018 from $7.6 million for the year ended December 31, 2017.  The increase in net interest income was driven by a $1.5 million, or 14.5% increase in interest income, partially offset by an $818,000, or 27.2%, increase in interest expense.

Interest Income.  Interest income increased $1.5 million, or 14.5%, to $12.1 million for the year ended December 31, 2018 from $10.6 million for the year ended December 31, 2017.  The increase in interest income was primarily due to a $21.6 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $193.2 million for the year ended December 31, 2017 to an average balance of $214.7 million for the year ended December 31, 2018, and had the effect of increasing interest income $1.1 million.  Also contributing to this increase was a seven basis point increase in the yield on loans receivable, net, including loans held for sale, which increased from 5.30% for the year ended December 31, 2017 to 5.37% for the year ended December 31, 2018, which had the effect of increasing interest income by $157,000.  The increase in interest income was also due to a $6.7 million increase in average cash and cash equivalents due from banks, interest bearing, which increased from an average balance of $8.5 million for the year ended December 31, 2017 to an average balance of $15.2 million for the year ended December 31, 2018, and had the effect of increasing interest income $81,000.  Also contributing to this increase was a 70 basis point increase in the yield on average cash and cash equivalents due from banks, interest bearing, which increased from 1.12% for the year ended December 31, 2017 to 1.82% for the year ended December 31, 2018, which had the effect of increasing interest income by $100,000.

Interest Expense.  The increase in interest expense was primarily attributable to a $21.4 million increase in average interest-bearing liabilities, which increased from an average balance of $194.6 million for the year ended December 31, 2017 to an average balance of $216.0 million for the year ended December 31, 2018, and had the effect of increasing interest expense $388,000.  This increase in average interest-bearing liabilities was primarily attributable to a $17.6 million increase in average certificate of deposit accounts which increased from an average balance of $139.1 million for the year ended December 31, 2017 to an average balance of $156.7 million for the year ended December 31, 2018, and had the effect of increasing interest expense $305,000, and a $6.0 million increase in average Federal Home Loan Bank borrowings which increased from an average balance of $20.9 million for the year ended December 31, 2017 to an average balance of $27.0 million for the year ended December 31, 2018, and had the effect of increasing interest expense $101,000.  Also contributing to this increase was a 23 basis point increase in the average rate on interest-bearing liabilities, from 1.54% for the year ended December 31, 2017 to 1.77% for the year ended December 31, 2018, which had the effect of increasing interest expense by $430,000.  This increase in rate was primarily attributable to a 19 basis point increase in rate on average certificate of deposit accounts, which increased from 1.74% for the year ended December 31, 2017 to 1.93% for the year ended December 31, 2018, and had the effect of increasing interest expense by $297,000, and a 50 basis point increase in rate on average Federal Home Loan Bank borrowings, which increased from 1.53% for the year ended December 31, 2017 to 2.03% for the year ended December 31, 2018, which had the effect of increasing interest expense by $127,000.  The average interest rate spread decreased from 3.34% for the year ended December 31, 2017, to 3.21% for the year ended December 31, 2018 while the net interest margin decreased from 3.50% for the year ended December 31, 2017 to 3.41% for the year ended December 31, 2018.

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

	Year Ended December 31,
	2018			2017
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$15,166	$276	1.82%	$8,461	$95	1.12%
Investment in interest-earning time deposits	4,914	91	1.85	5,416	90	1.66
Investment securities available for sale	7,351	150	2.04	8,878	134	1.51
Loans receivable, net (1) (2) (3)	214,729	11,530	5.37	193,158	10,231	5.30
Investment in FHLB stock	1,203	78	6.48	948	38	4.01
Total interest-earning assets	243,363	12,125	4.98%	216,861	10,588	4.88%
Non-interest-earning assets	9,787			8,828
Total assets	$253,150			$225,689
Interest-bearing liabilities:
Passbook accounts	$310	$--	--%	$694	$1	0.14%
Savings accounts	1,906	4	0.21	1,584	3	0.19
Money market accounts	29,982	239	0.80	32,255	258	0.80
Certificate of deposit accounts	156,696	3,021	1.93	139,126	2,419	1.74
Total deposits	188,894	3,264	1.73	173,659	2,681	1.54
FHLB short-term borrowings	9,745	197	2.02	8,654	101	1.17
FHLB long-term borrowings	17,236	352	2.04	12,278	220	1.79
Subordinated debt	107	7	6.54	-	-	-
Total interest-bearing liabilities	215,982	3,820	1.77%	194,591	3,002	1.54%
Non-interest-bearing liabilities	14,118			9,422
Total liabilities	230,100			204,013
Stockholders’ Equity	23,050			21,676
Total liabilities and Stockholders’ Equity	$253,150			$225,689
Net interest-earning assets	$27,381			$22,270
Net interest income; average interest rate spread		$8,305	3.21%		$7,586	3.34%
Net interest margin (4)			3.41%			3.50%
Average interest-earning assets to average interest-bearing liabilities			112.68%			111.44%

__________________
(1)        Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
Includes tax free municipal leases with an aggregate average balance of $1,000 and an average yield of 4.22% for the year ended December 31, 2018 and an aggregate average balance of $68,000 and an average yield of 4.03% for the year ended December 31, 2017.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.

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

	2018 vs. 2017				2017 vs. 2016
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$54	$81	$46	$181	$102	$(44)	$(51)	$7
Investment in interest-earning time deposits	10	(8)	(1)	1	(6)	(13)	1	(18)
Investment securities available for sale	47	(23)	(8)	16	6	26	1	33
Loans receivable, net (1) (2)	141	1,142	16	1,299	(402)	1,860	(84)	1,374
Investment in FHLB stock	24	10	6	40	(4)	15	(2)	9
Total interest-earning assets	276	1,202	59	1,537	(304)	1,844	(135)	1,405
Interest expense:
Passbook accounts	--	--	--	--	--	--	--	--
Savings accounts	--	--	--	--	--	(2)	--	(2)
Money market accounts	(1)	(18)	--	(19)	(1)	29	--	28
Certificate of deposit accounts	264	305	33	602	40	179	4	223
Total deposits	263	287	33	583	39	206	4	249
FHLB short-term borrowings	74	13	9	96	52	7	11	70
FHLB long-term borrowings	31	89	12	132	8	102	8	118
Subordinated debt	--	--	7	7	8	102	8	118
Total interest-bearing liabilities	368	389	61	818	99	315	23	437
Increase (decrease) in net interest income	$(92)	$813	$(2)	$719	$(403)	$1,529	$(158)	$968
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $131,000, or 46.1%, from $284,000 for the year ended December 31, 2017 to $415,000 for the year ended December 31, 2018, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2018.

Non-performing loans amounted to $1.2 million, or 0.54% of net loans receivable at December 31, 2018, consisting of six loans, three of which are on non-accrual status and three of which are 90 days or more past due and accruing interest.  Non-performing loans amounted to $3.1 million, or 1.52% of net loans receivable at December 31, 2017, consisting of eleven loans, three of which were on non-accrual status and eight of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2018 include two one-to-four family owner occupied residential loans,  two commercial real estate loans, one one-to-four family non-owner occupied residential loan, and one commercial business loan, and all are generally well-collateralized or adequately reserved for.  During the quarter ended December 31, 2018, one new loan was placed on non-accrual status resulting in the reversal of approximately $3,000 of previously accrued interest income, and one loan was paid-off.  The allowance for loan losses as a percent of total loans receivable was 0.90% at December 31, 2018 and 0.89% at December 31, 2017.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other real estate owned (OREO) amounted to $1.7 million at December 31, 2018, consisting of one property that was collateral for a non-performing construction loan.  During the quarter ended December 31, 2018, the Company made $50,000 of capital improvements to the property.  There were no properties in other real estate owned at December 31, 2017.  Non-performing assets amounted to $2.8 million, or 1.04% of total assets at December 31, 2018 compared to $3.1 million, or 1.28% of total assets at December 31, 2017.

Non-Interest Income.  Non-interest income increased $505,000, or 14.7%, from $3.4 million for the year ended December 31, 2017 to $3.9 million for the year ended December 31, 2018.  The increase was primarily attributable to a $131,000 net increase in gain on sales and write-downs of other real estate owned, a $96,000, or 13.2%, increase in mortgage banking and title abstract fees, a $93,000, or 93.9% increase in real estate sales commissions, net, earned by Quaint Oak Real Estate, a wholly owned subsidiary of Quaint Oak Bank, a $67,000, or 104.7%, increase in other fees and services charges, a $57,000, or 118.8%, increase in gain on sale of SBA loans, a $41,000, or 10.5%, increase in insurance commissions earned by Quaint Oak Insurance Agency, a wholly owned insurance subsidiary of Quaint Oak Bank, and a $26,000, or 1.2%, increase in net gain on loans held for sale.  These increases were partially offset by a $6,000, or 7.0%, decrease in come from bank-owned life insurance.

Non-Interest Expense.  Non-interest expense increased $1.1 million, or 13.6%, from $8.1 million for the year ended December 31, 2017 to $9.2 million for the year ended December 31, 2018.  Salaries and employee benefits expense accounted for $929,000 of the change as this expense increased 17.0%, from $5.5 million for the year ended December 31, 2017 to $6.4 million for the year ended December 31, 2018 due to expanding and improving the level of staff at the Bank and its subsidiary companies, primarily in the area of lending operations.  Data processing costs accounted for $67,000 of the change as this expense increased 20.2%, from $331,000 for the year ended December 31, 2017 to $398,000 for the year ended December 31, 2018, due primarily to recurring costs associated with the Bank’s checking and other transaction account products.  Other expense accounted for $29,000 of the change as this expense increased 4.2%, from $687,000 for the year ended December 31, 2017 to $716,000 for the year ended December 31, 2018 due primarily to an increase in recruiting fees.  Occupancy and equipment expense accounted for $28,000 of the change as this expense increased 4.9%, from $573,000 for the year ended December 31, 2017 to $601,000 for the year ended December 31, 2018.  The increase in occupancy and equipment expense was primarily attributable to charges related to the relocation of Quaint Oak Insurance Agency, LLC to a new location in Chalfont, Pennsylvania in June 2017. Advertising expense accounted for $22,000 of the change as this expense increased 11.3%, from $195,000 for the year ended December 31, 2017 to $217,000 for the year ended December 31, 2018, as the Company continued to focus on increasing brand awareness and market the products and services of the Bank and the Bank’s subsidiary companies.  FDIC deposit insurance assessment accounted for $12,000 of the change as this expense increased 7.0%, from $174,000 for the year ended December 31, 2017 to $186,000 for the year ended December 31, 2018.  The increase in FDIC deposit insurance assessment was primarily attributable to the year-over-year growth in the average assets of the Bank. The increase in other real estate owned expense accounted for $6,000 of the change as this expense increased 42.9%, from $14,000 for the year ended December 31, 2017 to $20,000 for the year ended December 31, 2018.  Directors’ fees and expenses accounted for $4,000 of the change as this expense increased 2.0% from $204,000 for the year ended December 31, 2017 to $208,000 for the year ended December 31, 2018.  Partially offsetting these increases were decreases in professional fees which declined $2,000, or 0.5%, from $367,000 for the year ended December 31, 2017 to $365,000 for the year ended December 31, 2018 and amortization of other intangible which declined $1,000, or 2.0%, from $49,000 for the year ended December 31, 2017 to $48,000 for the year ended December 31, 2018.

    Provision for Income Tax.  The provision for income taxes decreased $538,000, or 44.6%, from $1.2 million for the year ended December 31, 2017 to $667,000 for the year ended December 31, 2018 as our effective tax rate decreased from 45.1% for the year ended December 31, 2017 to 25.0% for the year ended  December 31, 2018 primarily due to the $297,000 re-measurement charge of the Company’s net DTA in the fourth quarter of 2017 as a result of the Tax Act and the decrease in the Company’s federal income tax rate from 34% in 2017 to 21% in 2018 also as a result of the Tax Act.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2018 and 2017, certificates of deposit amounted to $166.2 million and $145.0 million, respectively, or 61.2% and 60.5%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.”  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 24.7% at December 31, 2018, compared to 15.6% at December 31, 2017.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2018, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2018, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company’s annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$25,643	$--	$--	$--	$--	$25,643
Investment in interest-earning time deposits	--	1,603	1,956	1,368	--	4,927
Investment securities available for sale	4,458	898	1,032	292	--	6,680
Loans held for sale	5,103	--	--	--	--	5,103
Loans receivable (2)	42,979	56,640	62,260	29,011	28,840	219,730
Investment in Federal Home Loan Bank stock	--	--	--	--	1,086	1,086
Total interest-earning assets	$78,183	$59,141	$65,248	$30,671	$29,926	$263,169

Interest-bearing liabilities:
Passbook accounts	$19	$19	$115	$20	$19	$192
Savings accounts	224	224	448	112	112	1,120
Money market accounts	5,368	5,368	10,736	2,684	2,684	26,841
Certificate accounts	16,183	31,007	94,963	24,063	--	166,216
FHLB borrowings	9,000	3,000	5,000	6,000	1,000	24,000
Subordinated debt	--	--	--	--	7,831	7,831
Total interest-bearing liabilities	$30,794	$39,618	$111,263	$32,879	$11,646	$226,200

Interest-earning assets less interest-bearing liabilities	$47,389	$19,523	$(46,015)	$(2,208)	$18,280

Cumulative interest-rate sensitivity gap (3)	$47,389	$66,912	$20,897	$18,689	$36,969

Cumulative interest-rate gap as a percentage of total assets at December 31, 2018	17.5%	24.7%	7.7%	6.9%	13.6%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2018	253.9%	195.0%	111.5%	108.7%	116.3%
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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2018, the Company’s cash and cash equivalents amounted to $26.0 million.  At such date, the Company also had $1.6 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.  At December 31, 2018, Quaint Oak Bank had outstanding commitments to originate loans of $17.6 million and commitments under unused lines of credit of $14.6 million, and $83,000 under standby letters of credit.

At December 31, 2018, certificates of deposit scheduled to mature in less than one year totaled $47.2 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2018, we had $24.0 million of borrowings from the FHLB and had $129.1 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances.  In addition, as of December 31, 2018 Quaint Oak Bank had $813,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2018.

Our stockholders’ equity amounted to $23.8 million at December 31, 2018, an increase of $1.7 million, or 7.4% from $22.2 million at December 31, 2017.  Contributing to the increase was net income for the year ended December 31, 2018 of $2.0 million, the reissuance of treasury stock for exercised stock options of $534,000, common stock earned by participants in the employee stock ownership plan of $192,000, amortization of stock awards and options under our stock compensation plans of $148,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $64,000, and other comprehensive income, net of $13,000.  These increases were partially offset by the purchase of treasury stock of $793,000 and by dividends paid of $511,000.  For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2018, Quaint Oak Bank exceeded each of its capital requirements with ratios of 10.92%, 14.45%, 14.45% and 15.49%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 17 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2018, we had unfunded commitments under lines of credit of $14.6 million, $17.6 million of commitments to originate loans, and $83,000 under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2018.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$532	$102	$201	$91	$138
Certificates of deposit	166,216	47,190	94,963	24,063	--
FHLB borrowings	24,000	12,000	5,000	6,000	1,000
Total contractual obligations	$190,748	$59,292	$100,164	$30,154	$1,138

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2018 and 2017; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania
March 29, 2019

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31,	At December 31,
	2018	2017
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$369	$64
Due from banks, interest-bearing	25,643	7,846
Cash and cash equivalents	26,012	7,910
Investment in interest-earning time deposits	4,927	4,879
Investment securities available for sale	6,680	7,912
Loans held for sale	5,103	7,006
Loans receivable, net of allowance for loan losses
(2018 $1,965; 2017 $1,812)	216,898	201,667
Accrued interest receivable	1,153	1,021
Investment in Federal Home Loan Bank stock, at cost	1,086	1,234
Bank-owned life insurance	3,894	3,814
Premises and equipment, net	2,058	1,988
Goodwill	515	515
Other intangible, net of accumulated amortization	368	416
Other real estate owned, net	1,650	--
Prepaid expenses and other assets	1,060	1,234
Total Assets	$271,404	$239,596

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$17,542	$7,956
Interest-bearing	194,369	178,265
Total deposits	211,911	186,221
Federal Home Loan Bank short-term borrowings	9,000	10,000
Federal Home Loan Bank long-term borrowings	15,000	18,000
Subordinated debt	7,831	--
Accrued interest payable	221	167
Advances from borrowers for taxes and insurance	2,568	2,423
Accrued expenses and other liabilities	1,037	600
Total Liabilities	247,568	217,411

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares
authorized; 2,777,250 issued; 1,975,947 and 1,920,024 outstanding at December 31, 2018 and 2017, respectively	28	28
Additional paid-in capital	14,683	14,481
Treasury stock, at cost: 2018 801,303 shares; 2017 857,226 shares	(4,824)	(4,675)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(185)	(253)
Recognition & Retention Plan Trust (RRP)	--	(24)
Accumulated other comprehensive loss	(2)	(15)
Retained earnings	14,136	12,643
Total Stockholders’ Equity	23,836	22,185
Total Liabilities and Stockholders’ Equity	$271,404	$239,596

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income
	Years Ended December 31,
	2018	2017
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans, including fees	$11,530	$10,231
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	595	357
Total Interest Income	12,125	10,588

Interest Expense
Interest on deposits	3,264	2,681
Interest on Federal Home Loan Bank short-term borrowings	197	101
Interest on Federal Home Loan Bank long-term borrowings	352	220
Interest on subordinated debt	7	--
Total Interest Expense	3,820	3,002

Net Interest Income	8,305	7,586

Provision for Loan Losses	415	284

Net Interest Income after Provision for Loan Losses	7,890	7,302

Non-Interest Income
Mortgage banking and title abstract fees	826	730
Real estate sales commissions, net	192	99
Insurance commissions	430	389
Other fees and services charges	131	64
Income from bank-owned life insurance	80	86
Net gain on the sale of residential mortgage loans	2,120	2,094
Gain on the sale of SBA loans	105	48
Gain (loss) on sales and write-downs of other real estate owned	63	(68)
Total Non-Interest Income, net	3,947	3,442

Non-Interest Expense
Salaries and employee benefits	6,407	5,478
Directors’ fees and expenses	208	204
Occupancy and equipment	601	573
Data processing	398	331
Professional fees	365	367
FDIC deposit insurance assessment	186	174
Other real estate owned expenses	20	14
Advertising	217	195
Amortization of other intangible	48	49
Other	716	687
Total Non-Interest Expense	9,166	8,072

Income before Income Taxes	2,671	2,672
Income Taxes	667	1,205
Net Income	$2,004	$1,467

Earnings per share – basic	$1.04	$0.79
Average shares outstanding - basic	1,923,491	1,857,457
Earnings per share - diluted	$1.01	$0.74
Average shares outstanding - diluted	1,982,998	1,994,832

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2018	2017
	(In Thousands)

Net Income	$2,004	$1,467

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	16	38
Income tax effect	(3)	(13)
Net other comprehensive income	13	25

Total Comprehensive Income	$2,017	$1,492

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.
Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share data)	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2016	1,891,150	$28	$14,240	$(4,611)	$(367)	$(38)	$11,538	$20,790

Common stock allocated by ESOP (14,428 shares)			118		67			185

Treasury stock purchased	(29,393)			(347)				(347)

Reissuance of treasury stock under 401(k) Plan	7,336		56	38				94

Reissuance of treasury stock under Stock Incentive Plan	5,397		(28)	28				--

Reissuance of treasury stock for exercised stock options	45,534		(11)	217				206

Stock based compensation expense			129					129

Release of 4,864 vested RRP shares			(23)		23			--

Cash dividends declared ($0.19 per share)							(364)	(364)

Net income							1,467	1,467

Reclassification of certain income tax effects from accumulated other comprehensive income						(2)	2	--

Other comprehensive income, net						25		25

BALANCE – DECEMBER 31, 2017	1,920,024	$28	$14,481	$(4,675)	$(277)	$(15)	$12,643	$22,185

Common stock allocated by ESOP (14,428 shares)			124		68			192

Treasury stock purchased	(60,711)			(795)	2			(793)

Reissuance of treasury stock under 401(k) Plan	4,793		37	27				64

Reissuance of treasury stock under stock incentive plan	4,997		(28)	28				--

Reissuance of treasury stock for exercised stock options	106,844		(57)	591				534

Stock based compensation expense			148					148

Release of 4,664 vested RRP shares			(22)		22			--

Cash dividends declared ($0.26 per share)							(511)	(511)

Net income							2,004	2,004

Other comprehensive income, net						13		13

BALANCE –DECEMBER 31, 2018	1,975,947	$28	$14,683	$(4,824)	$(185)	$(2)	$14,136	$23,836

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.
Consolidated Statements of Cash Flows
	Years Ended
	December 31,
	2018	2017
	(In Thousands)
Cash Flows from Operating Activities
Net income	$2,004	$1,467
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	415	284
Depreciation expense	202	192
Amortization of other intangible	48	49
Net amortization of securities premiums	19	19
Accretion of deferred loan fees and costs, net	(348)	(333)
Deferred income taxes	(26)	232
Stock-based compensation expense	340	314
Net gain on loans held for sale	(2,120)	(2,094)
Loans held for sale-originations	(100,138)	(87,963)
Loans held for sale-proceeds	104,160	87,763
Gain on the sale of SBA loans	(105)	(48)
Net (gain) loss on sale and write-downs of other real estate owned	(63)	68
Increase in the cash surrender value of bank-owned life insurance	(80)	(86)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(132)	(159)
Prepaid expenses and other assets	197	(236)
Accrued interest payable	54	25
Accrued expenses and other liabilities	437	86
Net Cash Provided by (Used in) Operating Activities	4,864	(420)
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(809)	(1,630)
Redemption of interest-earning time deposits	761	2,849
Principal repayments on investment securities available for sale	1,230	1,662
Net increase in loans receivable	(16,734)	(24,763)
Purchase of Federal Home Loan Bank stock	(12)	(561)
Redemption of Federal Home Loan Bank stock	160	40
Proceeds from the sale of other real estate owned	63	389
Capitalized expenditures on other real estate owned	(109)	(22)
Purchase of premises and equipment	(272)	(450)
Net Cash Used in Investing Activities	(15,722)	(22,486)
Cash Flows from Financing Activities
Net increase in demand deposits, money markets, and savings accounts	4,512	1,244
Net increase in certificate accounts	21,178	7,970
Increase in advances from borrowers for taxes and insurance	145	213
Net (repayments) proceeds from Federal Home Loan Bank short-term borrowings	(1,000)	3,000
Proceeds from Federal Home Loan Bank long-term borrowings	--	12,000
Repayment of Federal Home Loan Bank long-term borrowings	(3,000)	(2,500)
Net proceeds from the issuance of subordinated debt	7,831	--
Dividends paid	(511)	(364)
Purchase of treasury stock	(793)	(347)
Proceeds from the reissuance of treasury stock	64	94
Proceeds from the exercise of stock options	534	206
Net Cash Provided by Financing Activities	28,960	21,516
Net Increase (Decrease) in Cash and Cash Equivalents	18,102	(1,390)
Cash and Cash Equivalents – Beginning of Year	7,910	9,300
Cash and Cash Equivalents – End of Year	$26,012	$7,910
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$3,766	$2,977
Cash payments for income taxes	$561	$1,139
Transfer of loans to other real estate owned	$1,541	$--

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank, along with its wholly owned subsidiaries.  At December 31, 2018, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania, and began operation in July 2009.  In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the Lehigh Valley area of Pennsylvania.  The Bank has two locations: the main office location in Southampton, Pennsylvania and a regional banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, money market accounts, non-interest bearing checking accounts for businesses and consumers, and savings accounts.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, lines of credit, and commercial business loans.
Note 2 - Summary of Significant Accounting Policies
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  The Company’s most significant estimates are the determination of the allowance for loan losses and valuation of deferred tax assets.
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2018, one investor purchased a total of 53% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 53% of the gain on loans sold during the year.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2018 and 2017.
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2018 and 2017.

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
Bank Owned Life Insurance (“BOLl”)

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
At December 31, 2018 the Company had one property in other real estate owned totaling $1.7 million.  The Company had no other real estate owned as of December 31, 2017.

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
Income Taxes
Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law. The TCJA makes broad and complex changes to the U.S. tax code that affected our income tax rate in 2017. The TCJA reduces the U.S. federal corporate income tax rate from 34% to 21%. As a result, the Company was required to re-measure, through income tax expense, the deferred tax assets and liabilities using the enacted rate at which they are expected to be recovered or settled.
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2018 and 2017.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2015.

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
At December 31, 2018, the Company has outstanding equity awards under two share-based plans: the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan.  Awards under these plans were made in May 2013 and 2018.  These plans are more fully described in Note 14.
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

Revenue from Contracts with Customers

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“Topic 606”). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods. The Company’s primary sources of revenue are derived from interest and dividends earned on loans and investment securities, gains on the sale of loans, income from bank-owned life insurance, and other financial instruments that are not within the scope of Topic 606.  The main types of non-interest income within the scope of the standard are as follows:

Quaint Oak Bancorp, Inc.
Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)
Service Charges on Deposits: The Bank has contracts with its commercial checking deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. These agreements can be cancelled at any time by either the Bank or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Bank has an unconditional right to the fee consideration. The Bank also has transaction fees related to specific transactions or activities resulting from customer request or activity that include overdraft fees, wire fees, and other transaction fees. All of these fees are attributable to specific performance obligations of the Bank where the revenue is recognized at a defined point in time, completion of the requested service/transaction.
Insurance Commissions:  Insurance income generally consist of commissions from the sale of insurance policies and performance-based commissions from insurance companies.  The Bank recognizes commission income from the sale of insurance policies when it acts as an agent between the insurance carrier and policyholder, arranging for the insurance carrier to provide policies to policyholders, and acts on behalf of the insurance carrier by providing customer service to the policyholder during the policy period. Commission income is recognized over time, using the output method of time elapsed, which corresponds with the underlying insurance policy period, for which the Bank is obligated to perform under contract with the insurance carrier. Commission income is variable, as it is comprised of a certain percentage of the underlying policy premium. The Bank estimates the variable consideration based upon the “most likely amount” method, and does not expect or anticipate a significant reversal of revenue in future periods, based upon historical experience.  Payment is due from the insurance carrier for commission income once the insurance policy has been sold. The Bank has elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to insurance producers, and will expense these commissions paid to insurance producers as incurred, as these costs are related to the commission income and would have been amortized within one year or less if they had been capitalized, the same period over which the commission income was earned. Performance-based commissions from insurance companies are recognized at a point in time, when received, and no contingencies remain.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the consolidated balance sheet when they are funded.
Reclassifications
Certain items in the 2017 consolidated financial statements have been reclassified to conform to the presentation in the 2018 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Bank has adopted this standard effective January 1, 2018.  Because the guidance does not apply to revenue associated with financial instruments, including loans and securities, there was no material change from our current accounting for revenue because the majority of the Company’s financial instruments are not within the scope of Topic 606.  The standard did result in new disclosure requirements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10):  Recognition and Measurement of Financial Assets and Financial Liabilities.  This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments.  Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

The Bank has adopted this standard effective January 1, 2018.  On a prospective basis, the Bank implemented changes to the measurement of the fair value of financial instruments using an exit price notion for disclosure purposes included in Note 18 to the financial statements.  The Bank estimated the fair value based on guidance from ASC 820-10, Fair Value Measurements, which defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is no active observable market for sale information on community bank loans and, thus, Level III fair value procedures were utilized, primarily in the use of present value techniques incorporating assumptions that market participants would use in estimating fair values. In the absence of reliable market information, the Bank used its own assumptions in an effort to determine a reasonable estimate of fair value.

On February 14, 2018, the Financial Accounting Standards Board finalized ASU 2018-02 – Income Statement-Reporting Comprehensive Income (Topic 220). This accounting standard allows companies to reclassify the “stranded” tax effect in accumulated other comprehensive income that resulted from the U.S. federal government enacted tax bill, H.R.1, an act to provide reconciliation pursuant to Titles II and V of the concurrent resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act), which requires deferred tax liabilities and assets to be adjusted for the effect of a change in tax laws.

The Company elected to early adopt this accounting standard, which provides a benefit to the financial statements by more accurately aligning the impacts of the items carried in accumulated other comprehensive income with the associated tax effect. The adoption was applied on a modified retrospective basis and resulted in a one-time cumulative effect adjustment of $2,000 between retained earnings and accumulated other comprehensive income on the Consolidated Balance Sheets as of the beginning of the year ended December 31, 2017. The adjustment had no impact on net income or any prior periods presented.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recently Adopted Accounting Pronouncements (Continued)

Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years.  The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period.   The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact to the financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s balance sheet is estimated to result in less than a 1% increase in assets and liabilities. The Company also anticipates additional disclosures to be provided at adoption.

In September 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.  The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset.  The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted.  We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test.  In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination.  Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount.  An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting units fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  A public business entity that is a U.S. Securities and Exchange Commission (“SEC”) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  This Update is not expected to have a significant impact on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements Not Yet Adopted (Continued)
In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20). The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity.  For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  Early adoption is permitted, including adoption in an interim period.  If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle.  This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842), which provides an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under the current lease guidance in Topic 840.  An entity that elects this practical expedient should evaluate new or modified land easements under Topic 842 beginning at the date the entity adopts Topic 842; otherwise, an entity should evaluate all existing or expired land easements in connection with the adoption of the new lease requirements in Topic 842 to assess whether they meet the definition of a lease.  The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in ASU 2016-02.  This Update is not expected to have a significant impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, represents changes to clarify, correct errors in, or make minor improvements to the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and will be effective upon issuance of this ASU. However, many of the amendments in this ASU do have transition guidance with effective dates for annual periods beginning after December 15, 2018, for public business entities. This Update is not expected to have a significant impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, represents changes to clarify, correct errors in, or make minor improvements to the Codification. The amendments in this ASU affect the amendments in ASU 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this ASU, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. This Update is not expected to have a significant impact on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements Not Yet Adopted (Continued)
In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. This Update provides another transition method which allows entities to initially apply ASC 842 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Entities that elect this approach should report comparative periods in accordance with ASC 840, Leases.  In addition, this Update provides a practical expedient under which lessors may elect, by class of underlying assets, to not separate nonlease components from the associated lease component, similar to the expedient provided for lessees. However, the lessor practical expedient is limited to circumstances in which the nonlease component or components otherwise would be accounted for under the new revenue guidance and both (a) the timing and pattern of transfer are the same for the nonlease component(s) and associated lease component and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the nonlease component or components associated with the lease component are the predominant component of the combined component, an entity should account for the combined component in accordance with ASC 606, Revenue from Contracts with Customers. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. If a lessor elects the practical expedient, certain disclosures are required. This Update is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted.  For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.  This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes the Disclosure Requirements for Fair Value Measurements.  The Update removes the requirement to disclose the amount of and reasons for transfers between Level I and Level II of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level III fair value measurements. The Update requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level III fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level III fair value measurements. This Update is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  This Update is not expected to have a significant impact on the Company’s financial statements.

In November, 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which amended the effective date of ASU 2016-13 for entities other than public business entities (PBEs), by requiring non-PBEs to adopt the standard for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Therefore, the revised effective dates of ASU 2016-13 for PBEs that are SEC filers will be fiscal years beginning after December 15, 2019, including interim periods within those years, PBEs other than SEC filers will be for fiscal years beginning after December 15, 2020, including interim periods within those years, and all other entities (non-PBEs) will be for fiscal years beginning after December 15, 2021, including interim periods within those years.  The ASU also clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Rather, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases.  The effective date and transition requirements for ASU 2018-19 are the same as those in ASU 2016-13, as amended by ASU 2018-19.  This Update is not expected to have a significant impact on the Company’s financial statements, OR the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.
In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842), which addressed implementation questions arising from stakeholders in regard to ASU 2016-02, Leases.  Specifically addressed in this Update were issues related to 1) sales taxes and other similar taxes collected from lessees, 2) certain lessor costs, and 3) recognition of variable payments for contracts with lease and nonlease components.  The amendments in this Update affect the amendments in Update 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Update 2016-02 (for example, January 1, 2019, for calendar-year-end public business entities).  This Update is not expected to have a significant impact on the Company’s financial statements, OR the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2018 and 2017, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2018	2017
Net Income	$2,004,000	$1,467,000

Weighted average shares outstanding – basic	1,923,491	1,857,457
Effect of dilutive common stock equivalents	59,507	137,375
Adjusted weighted average shares outstanding – diluted	1,982,998	1,994,832

Basic earnings per share	$1.04	$0.79
Diluted earnings per share	$1.01	$0.74

Note 4 – Accumulated Other Comprehensive Loss

The following table presents the changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2018 and 2017 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2018	2017
Balance beginning of the year	$(15)	$(38)

Other comprehensive income before reclassifications	13	25
Amount reclassified from accumulated other comprehensive loss	--	--
Total other comprehensive income	13	25

Reclassification of certain income tax effects from accumulated other comprehensive income	--	(2)
Balance end of the year	$(2)	$(15)
_______________________
(1)  All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 5 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2018 and 2017, by contractual maturity, is shown below (in thousands):

	2018	2017
Due in one year or less	$1,604	$761
Due after one year through five years	3,323	4,118
Total	$4,927	$4,879

Note 6 – Investment Securities Available for Sale
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2018 and 2017 are summarized below (in thousands):
	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$4,844	$29	$--	$4,873
Federal Home Loan Mortgage Corporation securities	1,111	--	(29)	1,082
Federal National Mortgage Association securities	367	--	--	367
Total mortgage-backed securities	6,322	29	(29)	6,322
Debt securities:
U.S. government agency	360	--	(2)	358
Total available-for-sale-securities	$6,682	$29	$(31)	$6,680

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$5,624	$19	$--	$5,643
Federal Home Loan Mortgage Corporation securities	1,377	--	(35)	1,342
Federal National Mortgage Association securities	570	--	--	570
Total mortgage-backed securities	7,571	19	(35)	7,555
Debt securities:
U.S. government agency	360	--	(3)	357
Total available-for-sale-securities	$7,931	$19	$(38)	$7,912

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):
	Available for Sale
	Amortized Cost	Fair Value
Due after one year through five years	$360	$358
Due after ten years	6,322	6,322
Total	$6,682	$6,680

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale (Continued)
The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2018 and 2017 (in thousands):

	December 31, 2018
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Federal Home Loan Mortgage Corporation mortgage-backed securities	2	$--	$--	$1,082	$(29)	$1,082	$(29)
Debt securities, U.S. government agency	1	--	--	358	(2)	358	(2)
Total	3	$--	$--	$1,440	$(31)	$1,440	$(31)

	December 31, 2017
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Federal Home Loan Mortgage Corporation mortgage-backed securities	2	$--	$--	$1,342	$(35)	$1,342	$(35)
Debt securities, U.S. government agency	1	--	--	357	(3)	357	(3)
Total	3	$--	$--	$1,699	$(38)	$1,699	$(38)

At December 31, 2018, there were three securities in an unrealized loss position that at such date had an aggregate depreciation of 2.12% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2018 represents an other-than-temporary impairment. There were no impairment charges recognized during the year ended December 31, 2018 or 2017.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2018	December 31, 2017
Real estate loans:
One-to-four family residential:
Owner occupied	$6,603	$5,681
Non-owner occupied	47,361	51,833
Total one-to-four family residential	53,964	57,514
Multi-family (five or more) residential	23,967	21,715
Commercial real estate	103,819	92,234
Construction	9,998	15,632
Home equity	4,347	5,129
Total real estate loans	196,095	192,224

Commercial business	23,616	11,954
Other consumer	19	138
Total Loans	219,730	204,316

Deferred loan fees and costs	(867)	(837)
Allowance for loan losses	(1,965)	(1,812)
Net Loans	$216,898	$201,667

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2018 and 2017 (in thousands):

	December 31, 2018
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$6,421	$--	$182	$--	$6,603
One-to-four family residential non-owner occupied	46,534	--	827	--	47,361
Multi-family residential	23,967	--	--	--	23,967
Commercial real estate	101,821	--	1,998	--	103,819
Construction	9,998	--	--	--	9,998
Home equity	4,347	--	--	--	4,347
Commercial business	23,149	--	467	--	23,616
Other consumer	19	--	--	--	19
Total	$216,256	$--	$3,374	$--	$219,730

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$5,258	$423	$--	$--	$5,681
One-to-four family residential non-owner occupied	51,372	29	432	--	51,833
Multi-family residential	21,715	--	--	--	21,715
Commercial real estate	91,549	399	286	--	92,234
Construction	13,563	--	2,069	--	15,632
Home equity	5,129	--	--	--	5,129
Commercial business	11,419	535	--	--	11,954
Other consumer	138	--	--	--	138
Total	$200,143	$1,386	$2,787	$--	$204,316

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2018 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$182	$185	$--	$417	$23
One-to-four family residential non-owner occupied	265	265	--	324	17
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction	--	--	--	2,050	37
Home equity	--	--	--	44	2
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	68	68	50	162	4
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	5	133	10
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$182	185	$--	$417	$23
One-to-four family residential non-owner occupied	333	333	50	486	21
Multi-family residential	--	--	--	--	--
Commercial real estate	133	133	5	133	10
Construction	--	--	--	2,050	37
Home equity	--	--	--	44	2
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$648	$651	$55	$3,130	$93

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2018, the Company had two loans totaling $398,000 that were identified as troubled debt restructurings.  Both of these loans were performing in accordance with their modified terms.  During the year ended December 31, 2018, no new loans were identified as TDRs and six loans previously identified as TDRs were paid-off.  At December 31, 2017, the Company had eight loans totaling $714,000 that were identified as troubled debt restructurings.  All eight of these loans were performing in accordance with their modified terms.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company’s TDR loans as of December 31, 2018 and 2017 (dollar amounts in thousands):

December 31, 2018
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	265	--	265	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	5
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$398	$--	$398	$5

	December 31, 2017
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	5	536	--	536	25
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	1
Construction	--	--	--	--	--
Home equity	2	45	--	45	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	8	$714	$--	$714	$26

The contractual aging of the TDRs in the tables above as of December 31, 2018 and 2017 is as follows (in thousands):
December 31, 2018
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	265	--	--	--	265
Multi-family residential	--	--	--	--	--
Commercial real estate	133	--	--	--	133
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$398	$--	$--	$--	$398

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

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2018 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2018 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2018 (in thousands):

	December 31, 2018
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$48	$540	$152	$687	$136	$27	$140	$82	$1,812
Charge-offs	--	(47)	--	--	(215)	--	--	--	(262)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	3	(58)	4	152	254	(6)	107	(41)	415
Ending balance	$51	$435	$156	$839	$175	$21	$247	$41	$1,965
Ending balance evaluated for impairment:
Individually	$--	$50	$--	$5	$--	$--	$--	$--	$55
Collectively	$51	$385	$156	$834	$175	$21	$247	$41	$1,910
Loans receivable:
Ending balance	$6,603	$47,361	$23,967	$103,819	$9,998	$4,347	$23,635		$219,730
Ending balance evaluated for impairment:
Individually	$182	$333	$--	$133	$--	$--	$--		$648
Collectively	$6,421	$47,028	$23,967	$103,686	$9,998	$4,347	$23,635		$219,082

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
The Bank allocated increased allowance for loan loss provisions to the construction loan portfolio class for the year ended December 31, 2018, due primarily to charge-offs in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the commercial real estate portfolio class for the year ended December 31, 2018, due primarily to increased balances and delinquencies in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the commercial business portfolio class for the year ended December 31, 2018, due primarily to increased balances in this portfolio class.  The Bank allocated decreased allowance for loan loss provisions to the 1-4 family non-owner occupied loan portfolio class for the year ended December 31, 2018, due primarily to a decrease in balances and changes in qualitative factors in this portfolio class.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2017 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2017 (in thousands):
	December 31, 2017
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$41	$503	$103	$616	$138	$37	$87	$80	$1,605
Charge-offs	--	(56)	--	(24)	--	--	--	--	(80)
Recoveries	--	--	--	3	--	--	--	--	3
Provision	7	93	49	92	(2)	(10)	53	2	284
Ending balance	$48	$540	$152	$687	$136	$27	$140	$82	$1,812
Ending balance evaluated for impairment:
Individually	$--	$70	$--	$1	$--	$--	$--	$--	$71
Collectively	$48	$470	$152	$686	$136	$27	$140	$82	$1,741
Loans receivable:
Ending balance	$5,681	$51,833	$21,715	$92,234	$15,632	$5,129	$12,092		$204,316
Ending balance evaluated for impairment:
Individually	$--	$656	$--	$133	$2,069	$45	$--		$2,903
Collectively	$5,681	$51,177	$21,715	$92,101	$13,563	$5,084	$12,092		$201,413

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

Quaint Oak Bancorp, Inc.
Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2018 and 2017 (in thousands):

	December 31, 2018	December 31, 2017
One-to-four family residential owner occupied	$182	$--
One-to-four family residential non-owner occupied	68	120
Multi-family residential	--	--
Commercial real estate	--	--
Construction	--	2,069
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$250	$2,189

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $1.2 million and $3.1 million at December 31, 2018 and 2017, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2018 and 2017 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $16,000 and $119,000 for the years ended December 31, 2018 and 2017, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2018 and 2017 (in thousands):

	December 31, 2018
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing
One-to-four family residential owner occupied	$1,096	$182	$1,278	$5,325	$6,603	$--
One-to-four family residential non-owner occupied	1,259	68	1,327	46,034	47,361	--
Multi-family residential	371	--	371	23,596	23,967	--
Commercial real estate	2,070	548	2,618	101,201	103,819	548
Construction	2,231	--	2,231	7,767	9,998	--
Home equity	31	--	31	4,316	4,347	--
Commercial business	3	380	383	23,233	23,616	380
Other consumer	--	--	--	19	19	--
Total	$7,061	$1,178	$8,239	$211,491	$219,730	$928

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
	December 31, 2017
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing
One-to-four family residential owner occupied	$670	$423	$1,093	$4,588	$5,681	$423
One-to-four family residential non-owner occupied	969	337	1,306	50,527	51,833	217
Multi-family residential	313	-	313	21,402	21,715	-
Commercial real estate	505	241	746	91,488	92,234	241
Construction	407	2,069	2,476	13,156	15,632	-
Home equity	51	-	51	5,078	5,129	-
Commercial business	-	-	-	11,954	11,954	-
Other consumer	-	-	-	138	138	-
Total	$2,915	$3,070	$5,985	$198,331	$204,316	$881

Note 8 - Premises and Equipment
The components of premises and equipment at December 31, 2018 and 2017 are as follows (in thousands):
	2018	2017
Land and land improvements	$298	$299
Buildings	1,456	1,316
Leasehold improvements	439	436
Furniture, fixtures and equipment	1,311	1,180
	3,504	3,231
Accumulated depreciation	(1,446)	(1,243)
Premises and equipment, net	$2,058	$1,988

Depreciation expense for the years ended December 31, 2018 and 2017 amounted to approximately $202,000 and $192,000, respectively.
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Lease expense was $165,000 and $151,000 for the years ended December 31, 2018 and 2017, respectively.

Note 9 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2018 was $368,000, net of accumulated amortization of $117,000.  Amortization expense for the years ended December 31, 2018 and 2017 amounted to approximately $48,000 and $49,000, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 – Goodwill and Other Intangible, Net (Continued)
Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):
2019	$49
2020	49
2021	49
2022	49
2023	49
Thereafter	123
Total	$368

Note 10 - Deposits
Deposits and the weighted average interest rate at December 31, 2018 and 2017 consist of the following (in thousands):
	2018		2017
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$17,542	--%	$7,956	--%
Passbook accounts	192	0.15	463	0.15
Savings accounts	1,120	0.20	2,353	0.22
Money market accounts	26,841	0.80	30,411	0.79
Certificate of deposit accounts	166,216	2.10	145,038	1.77
Total	$211,911	1.69%	$186,221	1.47%

A summary of certificates of deposit by maturity at December 31, 2018 is as follows (in thousands):
Years ending December 31:
2019	$47,190
2020	65,451
2021	29,512
2022	8,932
2023	15,131
Total	$166,216

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $25.7 million and $18.5 million at December 31, 2018 and 2017, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 - Borrowings
As of December 31, 2018, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $129.1 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $24.0 million and $28.0 million at December 31, 2018 and 2017, respectively.   As of December 31, 2018, Quaint Oak Bank has $813,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2018 and 2017.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2018 and 2017 (dollars in thousands):

	At or For the Year Ended December 31,
	2018	2017
FHLB short-term borrowings:
Average balance outstanding	$9,745	$8,654
Maximum amount outstanding at any month-end during the period	10,000	11,500
Balance outstanding at end of period	9,000	10,000
Average interest rate during the period	2.02%	1.17%
Weighted average interest rate at end of period	2.62%	1.54%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2018 and 2017 (in thousands):

	December 31, 2018		December 31, 2017
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2018	$--	-%	$3,000	1.46%
2019	3,000	1.86	3,000	1.86
2020	2,000	2.00	2,000	2.00
2021	3,000	2.05	3,000	2.05
2022	3,000	2.18	3,000	2.18
2023	3,000	2.33	3,000	2.33
2024	1,000	2.54	1,000	2.54
Total FHLB long-term debt	$15,000	2.12%	$18,000	2.01%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 – Subordinated Debt
On December 27, 2018, the Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50%. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.
The balance and unamortized issuance costs of subordinated debt at December 31, 2018 are as follows (in thousands):
	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$169	$7,831

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Income Taxes
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law. The TCJA makes broad and complex changes to the U.S. tax code that affected our income tax rate in 2017. The TCJA reduces the U.S. federal corporate income tax rate from 34% to 21%. As a result, the Company was required to re-measure, through income tax expense, the deferred tax assets and liabilities using the enacted rate at which they are expected to be recovered or settled. The re-measurement of the net deferred tax asset resulted in additional income tax expense of $297,000 for the year-ended December 31, 2017.

The components of income tax expense for the years ended December 31, 2018 and 2017 are as follows (in thousands):
	2018	2017
Federal:
Current	$507	$911
Deferred	(26)	(65)
Change in corporate tax rate	--	297
Total federal	481	1,143
State, current	186	62
Total	$667	$1,205

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% and 34% to income before taxes for the years ended December 31, 2018 and 2017, respectively, as follows (in thousands):
	2018	2017
Federal income tax at statutory rate	$560	$907
State tax, net of federal benefit	151	42
Stock compensation expense	(33)	(21)
Change in corporate tax rate	--	297
Other	(11)	(20)
Total	$667	$1,205

The components of the net deferred tax asset at December 31, 2018 and 2017 are as follows (in thousands):
	2018	2017
Deferred tax assets:
Allowance for loan losses	$413	$380
Stock-based compensation	7	13
Interest on non-accrual loans	2	5
Unrealized loss on investment securities available for sale	--	4
Deferred loan fees	182	176
Organization cost	1	1
Total deferred tax assets	605	579

Deferred tax liabilities:
Bank premises and equipment	(93)	(94)
Intangible	(9)	(5)
Total deferred tax liabilities	(102)	(99)

Net Deferred Tax Asset	$503	$480

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Income Taxes (Continued)
The net deferred tax asset at December 31, 2018 and 2017 of $503,000 and $480,000, respectively, is included in other assets.  No valuation allowance was established at December 31, 2018 and 2017, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company’s then outstanding common stock in the open market during 2007.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2018 and 2017, the Company recognized $192,000 and $185,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2018 and 2017:

	2018	2017
Allocated shares	179,637	167,643
Unreleased shares	39,677	52,956
Total ESOP shares	219,314	220,599

Fair value of unreleased shares (in thousands)	$469	$688

Recognition and Retention and Stock Incentive Plans

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “RRP”) and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust acquired 111,090 shares of the Company’s stock in the open market at an average price of $4.68 totaling $520,000.  The RRP terminated on February 13, 2018 and as of December 31, 2018 there were no shares remaining in the RRP Trust.  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”).  The 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 48,750, or 25%, may be restricted stock awards, for a balance of 146,250 stock options assuming all the restricted shares are awarded.  In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the “2018 Stock Incentive Plan”).  The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be restricted stock awards, for a balance of 116,250 stock options assuming all the restricted shares are awarded.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

As of December 31, 2018, a total of 48,608 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and none under the 2013 Stock Incentive Plan.  The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

A summary of the status of the shares awarded under the RRP and the 2013 and 2018 Stock Incentive Plans as of December 31, 2018 and 2017 and changes during the year ended December 31, 2018 and 2017 is as follows:

	2018		2017
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	10,061	$8.10	20,524	$8.10
Granted	48,608	13.30	--	--
Vested	(9,661)	8.10	(10,263)	8.10
Forfeited	(400)	8.10	(200)	8.10
Unvested at the end of the year	48,608	$13.30	10,061	$8.10

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During each of the years ended December 31, 2018 and 2017, the Company recognized $107,000 and $84,000 of compensation expense.  A tax benefit of approximately $22,000 and $29,000 was recognized during the year ended December 31, 2018 and 2017, respectively.  As of December 31, 2018, approximately $566,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”).  The Option Plan authorized the grant of stock options to officers, employees and directors of the Company to acquire 277,726 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Option Plan expired February 13, 2018, however, outstanding options granted in 2013 remain valid and existing for the remainder of their terms.  The 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 48,750, or 25%, may be restricted stock awards, for a balance of 146,250 stock options assuming all the restricted shares are awarded.  In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the “2018 Stock Incentive Plan”).  The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be restricted stock awards, for a balance of 116,250 stock options assuming all the restricted shares are awarded.

For grants in May 2008, the Compensation Committee of the Board of Directors determined to grant the stock options at an exercise price equal to $5.00 per share (split-adjusted) which is higher than the fair market value of the common stock on the grant date.  All of the options granted in May 2008 were either exercised or expired in May 2018.  All incentive stock options issued under the Option Plan and the Stock Incentive Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Stock Options (Continued)

As of December 31, 2018, a total of 279,836 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 37,250 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and Stock Incentive Plan for the years ended December 31, 2018 and 2017 and changes during the years ended December 31, 2018 and 2017 is as follows:

	2018			2017
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	265,302	$6.74	3.2	316,348	$6.49	3.8
Granted	136,636	13.30	9.4	--	--	--
Exercised	(106,844)	5.00	--	(45,534)	5.00	--
Forfeited	(15,258)	6.22	--	(5,512)	6.89	--
Outstanding at the end of the period	279,836	$10.64	6.8	265,302	$6.74	3.2
Exercisable at the end of the period	143,200	$8.10	4.4	235,462	$6.57	2.9

The estimated fair value of the options granted in May 2018 was $1.75 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	2.11%
Risk-free interest rate	2.96%
Expected life of options	6.5 years
Expected stock-price volatility	12.42%

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

At December 31, 2018, the aggregate intrinsic value of options outstanding was $330,000 and options exercisable was $533,000.  At December 31, 2017, the aggregate intrinsic value of the options outstanding was $1.7 million and options exercisable was $1.5 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2018 and December 31, 2017. This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2018 and 2017, the Company recognized $41,000 and $45,000 of compensation expense, respectively.  A tax benefit of approximately $1,000 and $4,000 was recognized during the years ended December 31, 2018 and 2017.  As of December 31, 2018, approximately $193,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 15 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2018 and 2017, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 16 - Financial Instruments with Off-Balance Sheet Risk (Continued)
A summary of the Company’s financial instrument commitments at December 31, 2018 and 2017 is as follows (in thousands):
	2018	2017
Commitments to originate loans	$17,593	$15,921
Unfunded commitments under lines of credit	14,569	19,162
Standby letters of credit	83	183

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

Future minimum annual rental payments required under non-cancelable operating leases are as follows (in thousands):

Year	Rental Amount
2019	$102
2020	100
2021	101
2022	53
2023	38
Thereafter	138
Total	$532

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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2018, that the Bank meets all capital adequacy requirements to which it is subject.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 - Regulatory Matters (Continued)
In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully-phased in on a global basis on January 1, 2019. The new regulations established a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset (“RWA”) ratio, phase out certain kinds of tangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine requirement capital ratios. Provisions of the Dodd-Frank Act generally require these capital rules to apply to bank holding companies and their subsidiaries. The new common equity Tier 1 capital component requires capital of the highest quality-predominantly composed of retained earnings and common stock instruments. For community banks, such as Quaint Oak Bank, a common equity Tier 1 capital ratio of 4.5% became effective on January 1, 2015. The new capital rules also increased the current minimum of Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.
Bank holding companies are generally subject to statutory capital requirements, which were implemented by certain of the new capital regulations described above that became effective on January 1, 2015. However, the Small Banking Holding Company Policy Statement exempts certain small bank holding companies like the Company from those requirements provided that they meet certain conditions.
On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital. As of December 31, 2018 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2018 that management believes have changed the Bank’s category.   The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

The Bank’s actual capital amounts and ratios at December 31, 2018 and 2017 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2018:
Total capital (to risk-weighted assets)	$29,778	15.49%	$	≥ 15,378	≥8.00%	$	≥ 19,233	≥10.00%
Tier 1 capital (to risk-weighted assets)	27,786	14.45		≥ 11,534	≥6.00		≥ 15,378	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	27,786	14.45		≥ 8,650	≥4.50		≥ 12,495	≥ 6.50
Tier 1 capital (to average assets)	27,786	10.92		≥ 10,175	≥4.00		≥ 12,718	≥ 5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 - Regulatory Matters (Continued)
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2017:
Total capital (to risk-weighted assets)	$21,674	12.31%	$	≥ 14,090	≥ 8.00%	$	≥ 17,613	≥10.00%
Tier 1 capital (to risk-weighted assets)	19,835	11.26		≥ 10,568	≥ 6.00		≥ 14,090	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	19,835	11.26		≥ 7,926	≥ 4.50		≥ 11,449	≥ 6.50
Tier 1 capital (to average assets)	19,835	8.54		≥ 9,288	≥ 4.00		≥ 11,610	≥ 5.00

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

Banking regulations place certain restrictions on dividends paid by the Bank to the Company.  The Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to the Company’s shareholders, interest payments on the subordinated debt and other general corporate purposes.  The Bank’s ability to pay cash dividends directly or indirectly to the Company is governed by federal law, regulations and related guidance.  These include the requirement that the Bank must receive approval to declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the Bank in any current year exceeds the total of the Bank’s net income for the current year to date, combined with its retained net income for the previous two years.  The term “retained net income” as defined by federal regulations means the Bank’s net income for a specified period less the total amount of all dividends declared in that period.
The Bank may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines or if the bank regulators have notified the Bank that it is in need of more than normal supervision. Under the Federal Deposit Insurance Act, an insured depository institution such as the Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the Federal Deposit Insurance Act).  Payment of dividends by the Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.
In 2018 and 2017, the Bank paid a total of $750,000 and $250,000, respectively, in cash dividends to the Company.  At December 31, 2018, the Bank’s retained net income for the years ended December 31, 2018 and 2017 less the dividends declared and paid during those periods, totaled $2.6 million.

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

The methods of determining the fair value if assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 17 of the Company’s 2017 Form 10-K, except for the valuation of loans which was impacted by the adoption of ASU 2016-01.  In accordance with ASU 2016-01, the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses.  The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk.  Loans are considered a Level 3 classification.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2018 (in thousands):
	December 31, 2018
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$4,873	$--	$4,873	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,082	--	1,082	--
Federal National Mortgage Association mortgage-backed securities	367	--	367	--
Debt securities, U.S. government agency	358	--	358	--
Total investment securities available for sale	$6,680	$--	$6,680	$--
Total recurring fair value measurements	$6,680	$--	$6,680	$--

Nonrecurring fair value measurements
Impaired loans	$593	$--	$--	$593
Other Real Estate Owned	1,650	--	--	1,650
Total nonrecurring fair value measurements	$2,243	$--	$--	$2,243

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2018 and 2017 (dollars in thousands):

	December 31, 2018
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$648	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-73% (8%)

Other real estate owned	$1,650	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12% (12%)

	December 31, 2017
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$2,832	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-27% (1%)

_________________
(1) (2)
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2018 and 2017 (in thousands):

			Fair Value Measurements at
			December 31, 2018
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$4,927	$4,927	$--	$--	$4,927
Loans held for sale	5,103	5,254	--	5,254	--
Loans receivable, net	216,898	214,351	--	--	214,351

Financial Liabilities
Deposits	211,911	212,320	45,695	--	166,625
FHLB long-term borrowings	15,000	14,973	--	--	14,973
Subordinated debt	7,831	7,831	--	--	7,831

			Fair Value Measurements at
			December 31, 2017
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$4,879	$4,912	$--	$--	$4,912
Loans held for sale	7,006	7,232	--	7,232	--
Loans receivable, net	201,667	202,803	--	--	202,803

Financial Liabilities
Deposits	186,221	187,309	41,183	--	146,126
FHLB long-term borrowings	18,000	16,982	--	--	16,982

For cash and cash equivalents, accrued interest receivable, investment in FHLB stock, bank-owned life insurance, FHLB short-term borrowings, and accrued interest payable, the carrying value is a reasonable estimate of the fair value and are considered Level 1 measurements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2018	2017
Assets
Cash and cash equivalents	$1,596	$211
Investment in Quaint Oak Bank	28,454	20,552
Premises and equipment, net	1,588	1,423
Other assets	29	10
Total Assets	$31,667	$22,196

Liabilities and Stockholders’ Equity
Subordinated debt	$7,831	$--
Other liabilities	--	11
Stockholders’ equity	23,836	22,185
Total Liabilities and Stockholders’ Equity	$31,667	$22,196

Statements of Income

	For the Year Ended December 31,
	2018	2017
Income
Dividends from subsidiary	$750	$250
Rental income	151	149
Total Income	901	399

Expenses
Occupancy and equipment expense	116	101
Interest on subordinated debt	7	--
Other expenses	116	96
Total Expenses	239	197

Net Income Before Income Taxes	662	202
Equity in Undistributed Net Income of Subsidiary	1,324	1,246
Income Tax Benefit	18	19
Net Income	$2,004	$1,467

Comprehensive Income	$2,017	$1,492

Quaint Oak Bancorp, Inc.
Notes to Consolidated Financial Statements (Continued)
Note 19 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2018	2017
Operating Activities
Net income	$2,004	$1,467
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income in subsidiary	(1,324)	(1,246)
Depreciation expense	44	38
Stock-based compensation expense	340	314
Increase in other assets	(84)	(13)
Decrease in other liabilities	(11)	(5)
Net cash provided by operating activities	969	555

Investing Activities
Investment in subsidiary	(6,500)	--
Purchase of property and equipment	(209)	(139)
Net cash used in investing activities	(6,709)	(139)

Financing Activities
Net proceeds from the issuance of subordinated debt	7,831	--
Dividends paid	(511)	(364)
Purchase of treasury stock	(793)	(347)
Proceeds from the reissuance of treasury stock	64	94
Proceeds from the exercise of stock options	534	206
Net cash provided by (used in) financing activities	7,125	(411)

Net Increase in Cash and Cash Equivalents	1,385	5
Cash and Cash Equivalents-Beginning of Year	211	206
Cash and Cash Equivalents-End of Year	$1,596	$211

Quaint Oak Bancorp, Inc.

QUAINT OAK BANK
Main Office:
501 Knowles Avenue
Southampton, PA 18966
Regional Office:
1710 Union Boulevard
Allentown, PA 18190
MARKET AREA
Northampton County
Lehigh County
2 Allentown
Bucks County
Chalfont 3
Southampton 1
Montgomery County
City of Philadelphia 4
PENNSYLVANIA
Harrisburg

1 ***Quaint Oak Bancorp, Inc.***
501 Knowles Avenue
Southampton, PA 18966

Regional Banking Offices

1 ***Main Office***
Delaware Valley
501 Knowles Avenue
Southampton, PA 18966

2 Lehigh Valley
1710 Union Boulevard
Allentown, PA 18109

3 ***Quaint Oak Insurance Office***
New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

4 ***Quaint Oak Mortgage Banking Office***
100 Spring Garden Street
Philadelphia, PA 19123

Quaint Oak Bancorp, Inc.

General Information

SEC Filings

Quaint Oak Bancorp, Inc. files required reports with the Securities and Exchange Commission. Copies of these reports can be accessed on the Investor Relations page of the Company's website www.quaintoak.com/investors or upon written request to:

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499

Corporate Headquarters

Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(215) 364-4059

Shareholder Services - Transfer Agent/Registrar

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.

Computershare, Inc
211 Quality Circle, Suite 210
College Station, Texas 77845
(800) 368-5948
www.computershare.com

Stock Market and Trading Symbol

The common stock of Quaint Oak Bancorp, Inc. is traded on the OTCQX Market under the symbol QNTO.

Analyst Information

Those seeking additional financial information should contact:

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer
(215) 364-4059

Website

Please visit QuaintOak.com for information on products, services and community service.

Please visit QuaintOak.com/Investors for press releases, filings and other financial information.

Investor Relations Contact

Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Diane J. Colyer
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499
dcolyer@quaintoak.com

Boards of Directors of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
President &
Chief Executive Officer

Robert J. Phillips Chairman
of the Board Partner,
Phillips and Phillips
Enterprises, Doylestown, PA

George M. Ager, Jr.
Currently retired

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer

James J. Clarke, Ph.D.
Principal of Clarke Consulting,
Villanova, PA

Andrew E. DiPiero, Jr., Esq.
Attorney with Baratta, Russell &
Baratta, Huntingdon Valley, PA

Kenneth R. Gant, MBA
Associate Agent, Landis Agencies,
Quakertown, PA

Ray S. Greenberg, CFP
Owner of Financial Expertise,
Feasterville, PA
Director of Quaint Oak Bank Only

Executive Officers

Diane J. Colyer
Senior Vice President & Corporate
Secretary
Quaint Oak Bancorp, Inc. and
Quaint Oak Bank

William R. Gonzalez Senior Vice
President, Business Development
Quaint Oak Bank

Robert Farrer
Vice President Risk and
Compliance, Information Technology
Security Officer and Community
Reinvestment Act Officer
Quaint Oak Bank

Senior Officer

Aimee K. Ott
Vice President,
Human Resources & Marketing
Quaint Oak Bank

QNTO

Names Left to Right, Back Row: Ray S. Greenberg, James J. Clarke, Robert T. Strong, George M. Ager Jr., Kenneth R. Gant
Front Row: Robert J. Phillips, Andrew E. DiPiero Jr., John J. Augustine