Form 10-K, Exhibit 13
period 2019-12-31
QUAINT OAK BANCORP INC
filed 2020-03-27
CIK 1391933

Exhibit 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

2019

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

Mantra

Our Mantra across Company lines is *"In your best interest."* This statement embodies the essence of our mission statement.

Board of Directors

Boards of Directors of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
President &
Chief Executive Officer

Robert J. Phillips
Chairman of the Board
Currently Retired

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

Now Open

Quaint Oak Bank expands its presence in the Philadelphia market.
Our newest location is in the Northern Liberties section of Philadelphia, located at
117 Spring Garden Street.

QUAINT OAK BANK
EST. 1926

We Care

Throughout our Companies we care about the Communities where we live and work.

The following are several of our most prominent endeavors.

Food bank donations

Our team shops for perishable food items and delivers them to our local food bank on a weekly basis.

Veterans support

Rate reductions on Home Equity Lines of Credit

Gift certificates on Mortgage products

Premium rates on Money Markets

Educational support

Grants for specialized classroom programs

Counciling programs

Tuition assistance

Executive Team

Executive Team of Quaint Oak Bancorp & Quaint Oak Bank

John J. Augustine, CPA
Executive Vice President
& Chief Financial Officer
Quaint Oak Bancorp, Inc.
& Quaint Oak Bank

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
& Quaint Oak Bank

William R. Gonzalez
Senior Vice President,
Business Development
Quaint Oak Bank

Robert A. Farrer
Vice President Risk & Compliance,
Information Technology Security
Officer & Community
Reinvestment Act Officer
Quaint Oak Bank

Aimee K. Ott
Vice President,
Human Resources & Marketing
Quaint Oak Bank

Names left to right, back row: John J. Augustine, Robert T. Strong, Robert Farrer
Front Row: William R. Gonzalez, Diane J. Colyer, Aimee K. Ott

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2019 Annual Report to Shareholders.
I am very pleased to report on both earnings and asset growth for the 2019 year.  I would first, however, like to express to our Shareholders my concern for the well-being of our entire Quaint Oak Community.  This includes our Team Members, our Families, our Customers and Shareholders, and in a broader sense, the communities in which we live and work.  At this moment, we are all affected by the spread of COVID-19.  We at Quaint Oak are making every effort, wherever possible, to follow the CDC guidelines.  Beyond that, we have additional control over our own response to certain personal, community and market disruptions that it brings.  As an example, we have, in recent years, improved and completely revamped our Internet Banking program along with our capability to work and communicate remotely.  We did this in an effort to be a competitive and digitally relevant organization.  I never dreamed that these service enhancements or our customer motto of “In Your Best Interest” would apply to the health and safety of both our Team Members and our Customers in a pandemic setting, yet, here we are.  These enhancements have provided us with the ability to accomplish significant health and safety related controls throughout the Company while continuing to provide our Customers with complete access to our products and services.  Forward thinking is always our driver, even if we never know what the future holds in store.  Currently, we are devoting our efforts to servicing our depositors, supporting our borrowers and contributing to the needs of our Community.
My reflection on 2019 is the following:  The capital infusion of late 2018 provided us the fuel to enhance earnings and growth as we moved through 2019.  Earnings improved approximately 24% during the calendar year of 2019 approaching $2.5 million in net income when compared to the 2018 calendar year. Our asset growth of 11.5% for the calendar year of 2019 is primarily the result of an increase in loans receivable, net of allowance for loan losses at year-end of 13.7% when compared to the 2018 calendar year.
Our Mortgage Banking Company subsidiary achieved an annual record high in loan production and earnings.  Once again, Lehigh Valley Business identified it as a “Fastest Growing Company in the Greater Lehigh Valley.”  In February 2019, we relocated an existing Philadelphia Mortgage Banking office to achieve more visibility and public access.  That office set a new Company production record in December of 2019.
As previously announced, we had committed to open an additional full-service Regional Banking Office in the Northern Liberties Community of Greater Philadelphia.  That office opened on February 26, 2020.
During the year ended December 31, 2019, the Company has repurchased an additional 27,297 shares. To date, we have repurchased 39% of the original shares issued in our initial public offering. Stockholders’ equity has increased by $2.1 million or 8.7% year over year. During 2019, we increased the dividend rate by 28.6% to $.09 cents per share. Finally, and very importantly, basic per share earnings for 2019 came in at $1.27 as compared to $1.04 per share in 2018.
As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long-term profitability and payment of dividends reflecting our strong commitment to shareholder value.
In closing, my best wishes to all as we navigate this challenging time. Be well.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC ׀ Quaint Oak Mortgage, LLC ׀ Quaint Oak Real Estate, LLC ׀ Quaint Oak Insurance Agency, LLC
Serving the Delaware Valley, Lehigh Valley, and Greater Philadelphia Markets.

Quaint Oak Bancorp, Inc.

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2019	2018
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$302,540	$271,404
Cash and cash equivalents	14,555	26,012
Investment in interest-earning time deposits	10,172	4,927
Investment securities available for sale at fair value (cost-2019 $7,599; 2018 $6,682)	7,623	6,680
Loans held for sale	8,928	5,103
Loans receivable, net	246,692	216,898
Federal Home Loan Bank stock, at cost	1,580	1,086
Premises and equipment, net	2,226	2,058
Deposits	227,458	211,911
Federal Home Loan Bank borrowings	36,271	24,000
Subordinated debt	7,865	7,831
Stockholders’ Equity	25,907	23,836

Selected Operating Data:
Total interest income	$14,111	$12,125
Total interest expense	5,426	3,820
Net interest income	8,685	8,305
Provision for loan losses	303	415
Net interest income after provision for loan losses	8,382	7,890
Total non-interest income	4,953	3,947
Total non-interest expense	9,908	9,166
Income before income taxes	3,427	2,671
Income taxes	950	667
Net income	$2,477	$2,004

Selected Operating Ratios(1):
Average yield on interest-earning assets	5.17%	4.98%
Average rate on interest-bearing liabilities	2.25	1.77
Average interest rate spread(2)	2.92	3.21
Net interest margin(2)	3.11	3.41
Average interest-earning assets to average interest-bearing liabilities	113.58	112.68
Net interest income after provision for loan losses to non-interest expense	84.60	86.08
Total non-interest expense to average assets	3.46	3.62
Efficiency ratio(3)	72.65	74.81
Return on average assets	0.87	0.79
Return on average equity	10.03	8.70
Average equity to average assets	8.63	9.11

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.15%	0.54%
Non-performing assets as a percent of total assets(5)	0.72	1.04
Non-performing assets and troubled debt restructurings as a percent of total assets	0.77	1.19
Allowance for loan losses as a percent of non-performing loans	616.30	166.81
Allowance for loan losses as a percent of total loans receivable	0.90	0.90
Net charge-offs to average loans receivable	0.02	0.13

Capital Ratios(4):
Tier 1 leverage ratio	10.35%	10.92%
Common Tier 1 capital ratio	13.42	14.45
Tier 1 risk-based capital ratio	13.42	14.45
Total risk-based capital ratio	14.41	15.49
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2019 and 2018.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries.  At December 31, 2019, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.   In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. In February 2020, Quaint Oak Bank opened a full-service retail banking office in Philadelphia, Pennsylvania.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property, commercial business loans, and to a lesser extent other consumer loans in its market area.   At December 31, 2019, commercial real estate loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 47.8%.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, savings and money market accounts.  At December 31, 2019, certificates of deposit amounted to 61.0% of total assets compared to 61.2% of total assets at December 31, 2018.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2019, non-interest bearing checking accounts amounted to 6.9% of total deposits compared to 8.3% of total deposits at December 31, 2018. Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

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

Forward-Looking Statements Are Subject to Change

This Annual Report contains certain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder).  Forward-looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of the Company and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional terms such as "will", "would", "should", "could", "may", "likely", "probably", or "possibly."  Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward-looking statements.  The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which the Company is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; (7) the impact of the current outbreak of the novel coronavirus (COVID-19) or (8) legislation or changes in regulatory requirements adversely affecting the business in which the Company is or will be engaged.  The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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

Comparison of Financial Condition at December 31, 2019 and December 31, 2018

General. The Company’s total assets at December 31, 2019 were $302.5 million, an increase of $31.1 million, or 11.5%, from $271.4 million at December 31, 2018.  This growth in total assets was primarily due to a $29.8 million, or 13.7%, increase in loans receivable, net, a $5.2 million, or 106.5%, increase in investment in interest-earning time deposits, a $3.8 million, or 75.0%, increase in loans held for sale, a $1.7 million, or 162.5%, increase in prepaid expenses and other assets, and a $943,000, or 14.1%, increase in investment securities available for sale.  These increases were partially offset by an $11.5 million, or 44.0%, decrease in cash and cash equivalents.  The largest increases within the loan portfolio occurred in commercial business loans which increased $22.1 million, or 93.7%, commercial real estate loans which increased a $15.5 million, or 14.9%, and construction loans which increased $2.5 million, or 25.3%.  These increases were partially offset by a $7.5 million, or 15.8%, decrease in one-to-four family residential non-owner occupied loans and a $1.7 million, or 7.2%, decrease in multi-family residential loans.

Cash and Cash Equivalents.  Cash and cash equivalents decreased $11.5 million, or 44.0%, from $26.0 million at December 31, 2018 to $14.6 million at December 31, 2019 as excess liquidity was used to fund loans.

Investment Securities Available for Sale.  Investment securities available for sale increased $943,000, or 14.1%, from $6.7 million at December 31, 2018 to $7.6 million at December 31, 2019 due primarily to the purchase of three securities totaling $3.3 million.  These purchases were offset by the sale of two securities totaling $1.0 million, the call of one security in the amount of $360,000 and principal repayments of $1.0 million on these securities during the year ended December 31, 2019.
Loans Held for Sale.  Loans held for sale increased $3.8 million, or 75.0%, from $5.1 million at December 31, 2018 to $8.9 million at December 31, 2019 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $135.3 million of one-to-four family residential loans during the year ended December 31, 2019 and sold $131.5 million of these loans in the secondary market during this same period. In addition, the Bank sold $258,000 of commercial business loans for purchases of business essential equipment held for sale during the year ended December 31, 2019.  The Bank did not originate commercial business loans held for sale during the same period.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans Receivable, Net.  Loans receivable, net, increased $29.8 million, or 13.7% funded primarily from deposits, FHLB borrowings and excess liquidity.  Increases within the portfolio consisted of commercial business loans which increased $22.1 million, or 93.7%, commercial real estate loans which increased a $15.5 million, or 14.9%, construction loans which increased $2.5 million, or 25.3%, and other consumer loans which increased $3,000, or 15.8%.  These increases were partially offset by a $7.5 million, or 15.8%, decrease in one-to-four family residential non-owner occupied loans, a $1.7 million, or 7.2%, decrease in multi-family residential loans, a $621,000, or 14.3%, decrease in home equity loans, and a $305,000, or 4.6% decrease in one-to-four family residential owner occupied loans. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.
Federal Home Loan Bank Stock.  Federal Home Loan Bank stock increased $494,000, or 45.5%, from $1.1 million at December 31, 2018 to $1.6 million at December 31, 2019 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.0 million and $3.9 million at December 31, 2019 and 2018, respectively.

Premises and Equipment, Net.  Premises and equipment, net, increased $168,000, or 8.2%, to $2.2 million at December 31, 2019 from $2.1 million at December 31, 2018. The increase was due primarily to expenditures related to our third regional office in Philadelphia which opened in February 2020, the renovation of our 1710 Union Boulevard location and computer system upgrades.

Goodwill and Other Intangible, Net. Goodwill and other intangible assets, net of accumulated amortization, is related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2019 was $319,000, net of accumulated amortization of $166,000.

Other Real Estate Owned, Net. Other real estate owned (OREO) amounted to $1.8 million at December 31, 2019, consisting of four properties that were collateral for a non-performing construction loan.  During the year ended December 31, 2019, the Company made a total of $395,000 in capital improvements to the properties and wrote-down one property $221,000. The balance of OREO totaled $1.7 million at December 31, 2018.  Non-performing assets amounted to $2.2 million, or 0.72% of total assets at December 31, 2019 compared to $2.8 million, or 1.04% of total assets at December 31, 2018.

Deposits.  Total deposits increased $15.5 million, or 7.3%, to $227.5 million at December 31, 2019 from $211.9 million at December 31, 2018. This increase in deposits was primarily attributable to increases of $18.2 million, or 11.0%, in certificates of deposit and $602,000, or 53.8%, in savings accounts. These increases were partially offset by decreases of $1.8 million, or 10.1%, in non-interest bearing checking accounts, $1.3 million, or 5.0%, in money market accounts, and $187,000, or 97.4%, in passbook accounts.

Federal Home Loan Bank Borrowings. Aggregate FHLB borrowings increased $12.3 million, or 51.1%, from $24.0 million at December 31, 2018 to $36.3 million at December 31, 2019.  Long-term borrowings increased $11.3 million, or 75.1%, from $15.0 million at December 31, 2018 to $26.3 million at December 31, 2019, as a result of a $9.0 million term-out of short-term borrowings at varying maturities and $5.3 million of additional long-term borrowings, partially offset by the repayment of $3.0 million of long-term borrowings that matured in 2019.  Short-term borrowings increased $1.0 million, or 11.1%, from $9.0 million at December 31, 2018 to $10.0 million at December 31, 2019.  During the year end December 31, 2019, $13.0 million of short-term borrowings were used to fund loan demand, $10.0 million in short-term borrowings were termed-out, and $2.0 million were paid-off.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50%. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $7.9 million and $7.8 million at December 31, 2019 and 2018, respectively.

Stockholders’ Equity. Total stockholders’ equity increased $2.1 million, or 8.7%, to $25.9 million at December 31, 2019 from $23.8 million at December 31, 2018.  Contributing to the increase was net income for the year ended December 31, 2019 of $2.5 million, the reissuance of treasury stock for exercised stock options of $190,000, common stock earned by participants in the employee stock ownership plan of $186,000, amortization of stock awards and options under our stock compensation plans of $173,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $38,000, and other comprehensive income, net of $22,000.  These increases were partially offset by dividends paid of $676,000 and by the purchase of treasury stock of $339,000.

Comparison of Operating Results for the Years Ended December 31, 2019 and 2018

General.  Net income amounted to $2.5 million for the year ended December 31, 2019 compared to $2.0 million for the year ended December 31, 2018, an increase of $473,000, or 23.6%.  The increase was primarily the result of an increase in non-interest income of $1.0 million, an increase in net interest income of $380,000, and a decrease in the provision for loan losses of $112,000, partially offset by an increase in non-interest expense of $742,000 and an increase in the provision for income taxes of $283,000.

Net Interest Income.  Net interest income increased $380,000, or 4.6%, to $8.7 million for the year ended December 31, 2019 from $8.3 million for the year ended December 31, 2018.  The increase in net interest income was driven by a $2.0 million, or 16.4% increase in interest income, partially offset by a $1.6 million, or 42.0%, increase in interest expense.

Interest Income.  Interest income increased $2.0 million, or 16.4%, to $14.1 million for the year ended December 31, 2019 from $12.1 million for the year ended December 31, 2018.  The increase in interest income was primarily due to a $23.5 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $214.7 million for the year ended December 31, 2018 to an average balance of $238.2 million for the year ended December 31, 2019, and had the effect of increasing interest income $1.2 million. Also contributing to this increase was a 16 basis point increase in the yield on average loans receivable, net, including loans held for sale, which increased from 5.37% for the year ended December 31, 2018 to 5.53% for the year ended December 31, 2019, which had the effect of increasing interest income $374,000. The increase in interest income was also due to a $4.7 million increase in investment in interest-earning time deposits which increased from an average balance of $4.9 million for the year ended December 31, 2018 to an average balance of $9.6 million for the year ended December 31, 2019, which had the effect of increasing interest income $88,000.  Also contributing to this increase was a 94 basis point increase in the yield on investment in interest-earning time deposits which increased from 1.85% for the year ended December 31, 2018 to 2.79% for the year ended December 31, 2019, which had the effect of increasing interest income $90,000.  The increase in interest income was also due to a $1.1 million increase in average cash and cash equivalents due from banks, interest bearing, which increased from an average balance of $15.2 million for the year ended December 31, 2018 to an average balance of $16.3 million for the year ended December 31, 2019, and had the effect of increasing interest income $21,000.  Also contributing to this increase was a 42 basis point increase in the yield on average cash and cash equivalents due from banks, interest bearing, which increased from 1.82% for the year ended December 31, 2018 to 2.24% for the year ended December 31, 2019, and had the effect of increasing interest income $69,000.  The increase in interest income was also due to a $1.0 million increase in average investment securities available for sale, which increased from an average balance of $7.4 million for the year ended December 31, 2018 to an average balance of $8.3 million for the year ended December 31, 2019, and had the effect of increasing interest income $20,000.  Also contributing to this increase was a 70 basis point increase in the yield on average investment securities available for sale, which increased from 2.04% for the year ended December 31, 2018 to 2.74% for the year ended December 31, 2019, and had the effect of increasing interest income $58,000.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense.  Interest expense increased $1.6 million, or 42.0%, to $5.4 million for the year ended December 31, 2019 from $3.8 million for the year ended December 31, 2018.  The increase in interest expense was primarily attributable to a $20.3 million increase in average certificate of deposit accounts which increased from an average balance of $156.7 million for the year ended December 31, 2018 to an average balance of $177.0 million for the year ended December 31, 2019, and had the effect of increasing interest expense $392,000.  Also contributing to this increase was a 37 basis point increase in rate on average certificate of deposit accounts, which increased from 1.93% for the year ended December 31, 2018 to 2.30% for the year ended December 31, 2019, and had the effect of increasing interest expense by $650,000.  The increase in interest expense was also due to the $7.7 million increase in average subordinated debt which increased from an average balance of $107,000 for the year ended December 31, 2018 to an average balance of $7.8 million for the year ended December 31, 2019 and had the effect of increasing interest expense $521,000.  The average interest rate spread decreased from 3.21% for the year ended December 31, 2018 to 2.92% for the year ended December 31, 2019 while the net interest margin decreased from 3.41% for the year ended December 31, 2018 to 3.11% for the year ended December 31, 2019.

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

	Year Ended December 31,
	2019				2018
	Average Balance	Interest		Average Yield/ Rate	Average Balance	Interest		Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$16,315		$366	2.24%	$15,166		$276	1.82%
Investment in interest-earning time deposits	9,635		269	2.79	4,914		91	1.85
Investment securities available for sale	8,321		228	2.74	7,351		150	2.04
Loans receivable, net (1) (2) (3)	238,238		13,167	5.53	214,729		11,530	5.37
Investment in FHLB stock	1,206		81	5.16	1,203		78	6.48
Total interest-earning assets	273,715		14,111	5.17%	243,363		12,125	4.98%
Non-interest-earning assets	12,348				9,787
Total assets	$286,063				$253,150
Interest-bearing liabilities:
Passbook accounts	$53	$	*	* %	$310	$	*	* %
Savings accounts	1,629		3	0.18	1,906		4	0.21
Money market accounts	27,550		221	0.80	29,982		239	0.80
Certificate of deposit accounts	177,000		4,063	2.30	156,696		3,021	1.93
Total deposits	206,232		4,287	2.08	188,894		3,264	1.73
FHLB short-term borrowings	5,585		141	2.52	9,745		197	2.02
FHLB long-term borrowings	21,327		479	2.25	17,236		352	2.04
Subordinated debt	7,845		519	6.62	107		7	6.54
Total interest-bearing liabilities	240,989		5,426	2.25%	215,982		3,820	1.77%
Non-interest-bearing liabilities	20,385				14,118
Total liabilities	261,374				230,100
Stockholders’ Equity	24,689				23,050
Total liabilities and Stockholders’ Equity	$286,063				$253,150
Net interest-earning assets	$32,796				$27,381
Net interest income; average interest rate spread			$8,685	2.92%			$8,305	3.21%
Net interest margin (4)				3.11%				3.41%
Average interest-earning assets to average interest-bearing liabilities				113.58%				112.68%

___________________
*               Not meaningful
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
Includes tax free municipal leases with an aggregate average balance of $1,000 and an average yield of 4.22% for the year ended December 31, 2018.  The tax-exempt income from such loans has not been calculated on a tax equivalent basis.

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

	2019 vs. 2018				2018 vs. 2017
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$64	$21	$5	$90	$54	$81	$46	$181
Investment in interest-earning time deposits	46	88	44	178	10	(8)	(1)	1
Investment securities available for sale	51	20	7	78	47	(23)	(8)	16
Loans receivable, net (1) (2)	338	1,262	37	1,637	141	1,142	16	1,299
Investment in FHLB stock	3	--	--	3	24	10	6	40
Total interest-earning assets	502	1,391	93	1,986	276	1,202	59	1,537
Interest expense:
Passbook accounts	--	--	--	--	--	--	--	--
Savings accounts	--	(1)	--	(1)	--	--	--	--
Money market accounts	1	(19)	--	(18)	(1)	(18)	--	(19)
Certificate of deposit accounts	576	391	75	1,042	264	305	33	602
Total deposits	577	371	75	1,023	263	287	33	583
FHLB short-term borrowings	49	(84)	(21)	(56)	74	13	9	96
FHLB long-term borrowings	35	84	8	127	31	89	12	132
Subordinated debt	--	521	(9)	512	--	--	7	7
Total interest-bearing liabilities	661	892	53	1,606	368	389	61	818
Increase (decrease) in net interest income	$(159)	$499	$40	$380	$(92)	$813	$(2)	$719
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company decreased its provision for loan losses by $112,000, or 27.0%, from $415,000 for the year ended December 31, 2018 to $303,000 for the year ended December 31, 2019, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2019.

Non-performing loans amounted to $362,000 or 0.15% of net loans receivable at December 31, 2019, consisting of two loans, one loan is on non-accrual status and one loan is 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $1.2 million, or 0.54% of net loans receivable at December 31, 2018, consisting of six loans, three of which were on non-accrual status and three of which were 90 days or more past due and accruing interest.  The non-performing loans at December 31, 2019 include one one-to-four family non-owner occupied residential loan and one commercial real estate loan, and both are generally well-collateralized or adequately reserved for.  The allowance for loan losses as a percent of total loans receivable was 0.90% at December 31, 2019 and 2018.

Other real estate owned (OREO) amounted to $1.8 million at December 31, 2019, consisting of four properties that were collateral for a non-performing construction loan.  During the year ended December 31, 2019, the Company made a total of $395,000 in capital improvements to the properties and wrote-down one property $221,000. The balance of OREO totaled $1.7 million at December 31, 2018.  Non-performing assets amounted to $2.2 million, or 0.72% of total assets at December 31, 2019 compared to $2.8 million, or 1.04% of total assets at December 31, 2018.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $1.0 million, or 25.5%, from $3.9 million for the year ended December 31, 2018 to $5.0 million for the year ended December 31, 2019.  The increase was primarily attributable to an $894,000, or 42.2%, increase in net gain on loans held for sale, a $326,000, or 39.5%, increase in mortgage banking and title abstract fees, and a $160,000, or 152.4%, increase in gain on the sales of SBA loans. These increases were partially offset by a $284,000, or 450.8%, decrease in (loss) gain on sales and write-downs of other real estate owned, a $63,000, or 48.1%, decrease in other fees and service charges, a $12,000, or 6.3%, decrease in real estate sales commissions, net, earned by Quaint Oak Real Estate, a wholly owned subsidiary of Quaint Oak Bank, an $11,000, or 2.6%, decrease in other fees and services charges, and a $4,000 loss on the sale of investment securities available for sale.

Non-Interest Expense.  Non-interest expense increased $742,000, or 8.1%, from $9.2 million for the year ended December 31, 2018 to $9.9 million for the year ended December 31, 2019.  Salaries and employee benefits expense accounted for $540,000 of the change as this expense increased 8.4%, from $6.4 million for the year ended December 31, 2018 to $6.9 million for the year ended December 31, 2019 due to expanding and improving the level of staff at the Bank and its subsidiary companies, primarily in the area of lending operations.  Other expense accounted for $126,000 of the change as this expense increased 17.6%, from $716,000 for the year ended December 31, 2018 to $842,000 for the year ended December 31, 2019 due primarily to an increase in amortization of subordinated debt issuance costs and the increase in subscription costs related to installing a new real estate closing platform at Quaint Oak Abstract, LLC.  Data processing costs accounted for $110,000 of the change as this expense increased 27.6%, from $398,000 for the year ended December 31, 2018 to $508,000 for the year ended December 31, 2019, due primarily to recurring costs associated with the Bank’s checking and other transaction account products.  Occupancy and equipment expense accounted for $91,000 of the change as this expense increased 15.1%, from $601,000 for the year ended December 31, 2018 to $692,000 for the year ended December 31, 2019.  Professional fees accounted for $51,000 of the change as this expense increased 14.0%, from $365,000 for the year ended December 31, 2018 to $416,000 for the year ended December 31, 2019, due primarily to increased audit and compliance costs.  Directors’ fees and expenses accounted for $15,000 of the change as this expensed increased 7.2%, from $208,000 for the year ended December 2018 to $223,000 for the year ended December 31, 2019.  Other real estate owned expense accounted for $2,000 of the change as this expense increased 10.0%, from $20,000 for the year ended December 31, 2018 to $22,000 for the year ended December 31, 2019. Partially offsetting these increases were decreases in FDIC deposit insurance assessment which declined $171,000, or 91.9%, from $186,000 for the year ended December 31, 2018 to $15,000 for the year ended December 31, 2019 and advertising expense which declined $22,000, or 10.1%, from $217,000 for the year ended December 31, 2018 to $195,000 for the year ended December 31, 2019.  The decrease in FDIC deposit insurance assessment was due to a reduction in the Bank’s assessment multiplier and the FDIC Small Bank Assessment credits applied in 2019.

Provision for Income Tax.  The provision for income tax increased $283,000, or 42.4%, from $667,000 for the year ended December 31, 2018 to $950,000 for the year ended December 31, 2019 due primarily to an increase in pre-tax income and an increase in our effective tax rate from 25.0% for the year ended December 31, 2018 to 27.7% for the year ended December 31, 2019.  The increase in our effective tax rate was primarily due to a tax deduction taken in 2018 related to the exercise of non-qualified stock options.

Operating Segments

The Company’s operations consist of two reportable operating segments: Banking and Mortgage Banking. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. Our Mortgage Banking Segment originates residential mortgage loans which are sold into the secondary market along with the loans’ servicing rights.   Detailed segment information appears in Note 19 in the Notes to Consolidated Financial Statements.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

              Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2019 of $1.8 million, a $100,000, or 5.3%, decrease from the year ended December 31, 2018.  This decrease in PTSP was due to a $610,000 increase in non-interest expense and an $87,000 decrease in non-interest income, partially offset by a $485,000 increase in net interest income and a $112,000 decrease in the provision for loan losses.  The increase in non-interest expense was due primarily to increases in salaries and employees benefits expense and other expense.  The decrease in non-interest income was primarily due to a write down of one other real estate owned property. The increase in net interest income was primarily attributable to an increase in interest income, driven by higher average loan balances and yields, partially offset by a higher cost of funds.  The increase in cost of funds was impacted by the interest expense related to $8.0 million in subordinated debt issued in December 2018.

Our Mortgage Banking Segment reported a PTSP for the year ended December 31, 2019 of $1.6 million, an $856,000, or 108.4%, increase from the year ended December 31, 2018.  The increase in PTSP was primarily due to a $1.1 million increase in non-interest income which was driven by increases in net gain on the sale of loans and processing fees.  This increase was partially offset by a $105,000 decrease in net interest income and a $132,000 increase in non-interest expense.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2019 and 2018, certificates of deposit amounted to $184.5 million and $166.2 million, respectively, or 61.0% and 61.2%, respectively, of total assets at such dates.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.”  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a negative 7.9% at December 31, 2019, compared to a positive 10.4% at December 31, 2018.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2019, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2019, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company’s annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$14,014	$--	$--	$--	$--	$14,014
Investment in interest-earning time deposits	--	2,026	5,606	2,540	--	10,172
Investment securities available for sale	5,504	47	327	235	1,510	7,623
Loans held for sale	8,928	--	--	--	--	8,928
Loans receivable (2)	27,825	34,647	58,167	82,047	47,081	249,767
Investment in Federal Home Loan Bank stock	--	--	--	--	1,580	1,580
Total interest-earning assets	$56,271	$36,720	$64,100	$84,822	$50,171	$292,084

Interest-bearing liabilities:
Passbook accounts	$1	$1	$3	$--	$--	$5
Savings accounts	344	344	689	173	172	1,722
Money market accounts	5,101	5,101	10,202	2,550	2,550	25,504
Certificate accounts	17,668	76,454	64,579	25,751	--	184,452
FHLB borrowings	10,000	2,000	12,171	12,100	--	36,271
Subordinated debt	--	--	--	--	7,865	7,865
Total interest-bearing liabilities	$33,114	$83,900	$87,644	$40,574	$10,587	$255,819

Interest-earning assets less interest-bearing liabilities	$23,157	$(47,180)	$(23,544)	$44,248	$39,584

Cumulative interest-rate sensitivity gap (3)	$23,157	$(24,023)	$(47,567)	$(3,319)	$36,265

Cumulative interest-rate gap as a percentage of total assets at December 31, 2019	7.7%	(7.9)%	(15.7)%	(1.1)%	12.0%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2019	169.9%	79.5%	76.8%	98.6%	114.2%
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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2019, the Company’s cash and cash equivalents amounted to $14.6 million.  At such date, the Company also had $2.0 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.  At December 31, 2019, Quaint Oak Bank had outstanding commitments to originate loans of $10.2 million, commitments under unused lines of credit of $15.2 million, and $38,000 under standby letters of credit.

At December 31, 2019, certificates of deposit scheduled to mature in one year or less totaled $94.1 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2019, we had $36.3 million of borrowings from the FHLB and had $145.7 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances.  In addition, as of December 31, 2019 Quaint Oak Bank had $892,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2019.

Our stockholders’ equity amounted to $25.9 million at December 31, 2019, an increase of $2.1 million, or 8.7% from $23.8 million at December 31, 2018.  Contributing to the increase was net income for the year ended December 31, 2019 of $2.5 million, the reissuance of treasury stock for exercised stock options of $190,000, common stock earned by participants in the employee stock ownership plan of $186,000, amortization of stock awards and options under our stock compensation plans of $173,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $38,000, and other comprehensive income, net of $22,000.  These increases were partially offset by dividends paid of $676,000 and by the purchase of treasury stock of $339,000.  For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2019, Quaint Oak Bank exceeded each of its capital requirements with ratios of 10.35%, 13.42%, 13.42% and 14.41%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 17 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2019, we had unfunded commitments under lines of credit of $15.2 million, $10.2 million of commitments to originate loans, and $38,000 under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2019.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$1,390	$217	$404	$273	$496
Certificates of deposit	184,452	94,122	64,579	25,751	--
FHLB borrowings	36,271	12,000	12,171	12,100	--
Total contractual obligations	$222,113	$106,339	$77,154	$38,124	$496

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2019 and 2018; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Cranberry Township, Pennsylvania

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,	At December 31,
	2019	2018
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$541	$369
Due from banks, interest-bearing	14,014	25,643
Cash and cash equivalents	14,555	26,012
Investment in interest-earning time deposits	10,172	4,927
Investment securities available for sale (cost-2019 $7,599; 2018 $6,682)	7,623	6,680
Loans held for sale	8,928	5,103
Loans receivable, net of allowance for loan losses
(2019 $2,231; 2018 $1,965)	246,692	216,898
Accrued interest receivable	1,349	1,153
Investment in Federal Home Loan Bank stock, at cost	1,580	1,086
Bank-owned life insurance	3,974	3,894
Premises and equipment, net	2,226	2,058
Goodwill	515	515
Other intangible, net of accumulated amortization	319	368
Other real estate owned, net	1,824	1,650
Prepaid expenses and other assets	2,783	1,060
Total Assets	$302,540	$271,404

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$15,775	$17,542
Interest-bearing	211,683	194,369
Total deposits	227,458	211,911
Federal Home Loan Bank short-term borrowings	10,000	9,000
Federal Home Loan Bank long-term borrowings	26,271	15,000
Subordinated debt	7,865	7,831
Accrued interest payable	314	221
Advances from borrowers for taxes and insurance	2,780	2,568
Accrued expenses and other liabilities	1,945	1,037
Total Liabilities	276,633	247,568

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares
authorized; 2,777,250 issued; 1,984,857 and 1,975,947 outstanding at December 31, 2019 and 2018, respectively	28	28
Additional paid-in capital	14,990	14,683
Treasury stock, at cost: 792,393 and 801,303 shares at December 31, 2019 and 2018, respectively	(4,950)	(4,824)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(118)	(185)
Accumulated other comprehensive income (loss)	20	(2)
Retained earnings	15,937	14,136
Total Stockholders’ Equity	25,907	23,836
Total Liabilities and Stockholders’ Equity	$302,540	$271,404

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2019	2018
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans, including fees	$13,167	$11,530
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	944	595
Total Interest Income	14,111	12,125

Interest Expense
Interest on deposits	4,287	3,264
Interest on Federal Home Loan Bank short-term borrowings	141	197
Interest on Federal Home Loan Bank long-term borrowings	479	352
Interest on subordinated debt	519	7
Total Interest Expense	5,426	3,820

Net Interest Income	8,685	8,305

Provision for Loan Losses	303	415

Net Interest Income after Provision for Loan Losses	8,382	7,890

Non-Interest Income
Mortgage banking and title abstract fees	1,152	826
Real estate sales commissions, net	180	192
Insurance commissions	419	430
Other fees and services charges	68	131
Income from bank-owned life insurance	80	80
Net gain on loans held for sale	3,014	2,120
Gain on the sale of SBA loans	265	105
Loss on sale of investment securities available for sale	(4)	--
(Loss) gain on sales and write-downs of other real estate owned	(221)	63
Total Non-Interest Income, net	4,953	3,947

Non-Interest Expense
Salaries and employee benefits	6,947	6,407
Directors’ fees and expenses	223	208
Occupancy and equipment	692	601
Data processing	508	398
Professional fees	416	365
FDIC deposit insurance assessment	15	186
Other real estate owned expenses	22	20
Advertising	195	217
Amortization of other intangible	49	48
Other	841	716
Total Non-Interest Expense	9,908	9,166
Income before Income Taxes	3,427	2,671
Income Taxes	950	667
Net Income	$2,477	$2,004

Earnings per share – basic	$1.27	$1.04
Average shares outstanding - basic	1,956,612	1,923,491
Earnings per share - diluted	$1.24	$1.01
Average shares outstanding - diluted	2,005,438	1,982,998

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2019	2018
	(In Thousands)

Net Income	$2,477	$2,004

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	22	16
Income tax effect	(3)	(3)
Reclassification adjustment for losses on sale of investment securities included in net income	4	--
Income tax effect	(1)	--
Net other comprehensive income	22	13

Total Comprehensive Income	$2,499	$2,017

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

					Unallocated
	Common Stock				Common	Accumulated
	Number of		Additional		Stock Held	Other		Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Stockholders'
(In thousands, except share and per share data)	Outstanding	Amount	Capital	Stock	Plans	Income (Loss)	Earnings	Equity

BALANCE – DECEMBER 31, 2017	1,920,024	$28	$14,481	$(4,675)	$(277)	$(15)	$12,643	$22,185

Common stock allocated by ESOP (14,428 shares)			124		68			192

Treasury stock purchased	(60,711)			(795)	2			(793)

Reissuance of treasury stock under 401(k) Plan	4,793		37	27				64

Reissuance of treasury stock under stock incentive plan	4,997		(28)	28				--

Reissuance of treasury stock for exercised stock options	106,844		(57)	591				534

Stock based compensation expense			148					148

Release of 4,664 vested RRP shares			(22)		22			--

Cash dividends declared ($0.26 per share)							(511)	(511)

Net income							2,004	2,004

Other comprehensive income, net						13		13

BALANCE – DECEMBER 31, 2018	1,975,947	$28	$14,683	$(4,824)	$(185)	$(2)	$14,136	$23,836

Common stock allocated by ESOP (14,428 shares)			119		67			186

Treasury stock purchased	(27,297)			(339)				(339)

Reissuance of treasury stock under 401(k) Plan	2,986		20	18				38

Reissuance of treasury stock under stock incentive plan	9,721		(57)	57				--

Reissuance of treasury stock for exercised stock options	23,500		52	138				190

Stock based compensation expense			173					173

Cash dividends declared ($0.34 per share)							(676)	(676)

Net income							2,477	2,477

Other comprehensive income, net						22		22

BALANCE –DECEMBER 31, 2019	1,984,857	$28	$14,990	$(4,950)	$(118)	$20	$15,937	$25,907

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended
	December 31,
	2019	2018
	(In Thousands)
Cash Flows from Operating Activities
Net income	$2,477	$2,004
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for loan losses	303	415
Depreciation expense	200	202
Amortization of operating right-of-use assets	95	--
Amortization of subordinated debt issuance costs	34	--
Amortization of other intangible	49	48
Net amortization of securities premiums	28	19
Accretion of deferred loan fees and costs, net	(435)	(348)
Deferred income taxes	(41)	(26)
Stock-based compensation expense	359	340
Loss on sale of investment securities available for sale	4	--
Net gain on loans held for sale	(3,014)	(2,120)
Loans held for sale-originations	(135,310)	(100,138)
Loans held for sale-proceeds	134,499	104,160
Gain on the sale of SBA loans	(265)	(105)
Net loss (gain) on sale and write-downs of other real estate owned	221	(63)
Increase in the cash surrender value of bank-owned life insurance	(80)	(80)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(196)	(132)
Prepaid expenses and other assets	(395)	197
Accrued interest payable	93	54
Accrued expenses and other liabilities	(478)	437
Net Cash (Used in) Provided by Operating Activities	(1,852)	4,864
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(6,849)	(809)
Redemption of interest-earning time deposits	1,603	761
Purchase of investment securities available for sale	(3,319)	--
Principal repayments on investment securities available for sale	1,341	1,230
Proceeds from the sales of investment securities available for sale	1,030	--
Net increase in loans receivable	(29,397)	(16,734)
Purchase of Federal Home Loan Bank stock	(614)	(12)
Redemption of Federal Home Loan Bank stock	120	160
Proceeds from the sale of other real estate owned	--	63
Capitalized expenditures on other real estate owned	(395)	(109)
Purchase of premises and equipment	(368)	(272)
Net Cash Used in Investing Activities	(36,848)	(15,722)
Cash Flows from Financing Activities
Net (decrease) increase in demand deposits, money markets, and savings accounts	(2,689)	4,512
Net increase in certificate accounts	18,236	21,178
Increase in advances from borrowers for taxes and insurance	212	145
Net proceeds (repayments) from Federal Home Loan Bank short-term borrowings	1,000	(1,000)
Proceeds from Federal Home Loan Bank long-term borrowings	14,271	--
Repayment of Federal Home Loan Bank long-term borrowings	(3,000)	(3,000)
Net proceeds from the issuance of subordinated debt	--	7,831
Dividends paid	(676)	(511)
Purchase of treasury stock	(339)	(793)
Proceeds from the reissuance of treasury stock	38	64
Proceeds from the exercise of stock options	190	534
Net Cash Provided by Financing Activities	27,243	28,960
Net (Decrease) Increase in Cash and Cash Equivalents	(11,457)	18,102
Cash and Cash Equivalents – Beginning of Year	26,012	7,910
Cash and Cash Equivalents – End of Year	$14,555	$26,012
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$5,333	$3,766
Cash payments for income taxes	$1,034	$561
Transfer of loans to other real estate owned	$--	$1,541
Initial recognition of operating lease right-of use assets	$1,386	$--
Initial recognition of operating lease obligations	$1,386	$--

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries.  At December 31, 2019, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.  In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks, Montgomery and Philadelphia Counties in Pennsylvania and the Lehigh Valley area in Pennsylvania.  The Bank has two banking locations: the main office location in Southampton, Pennsylvania and a regional banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, money market accounts, non-interest bearing checking accounts for businesses and consumers, and savings accounts.  In February 2020, Quaint Oak Bank opened a retail banking office in Philadelphia, Pennsylvania.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, commercial business loans, home equity loans, and lines of credit.
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
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2019, one investor purchased a total of 44% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 40% of the gain on loans sold during the year.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2019 and 2018.
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2019 and 2018.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses (Continued)
Loans Held for Sale
Loans originated by the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs, commissions and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.  To a lesser extent, the Bank originates commercial business loans for the purchase of business essential equipment for sale primarily to other financial institutions.

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
The Company had four properties in other real estate owned (OREO) totaling $1.8 million at December 31, 2019.  The balance of these OREO properties amounted to $1.7 million at December 31, 2018.

Mortgage Servicing Rights
Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans.  Mortgage servicing rights totaled $128,000 and $87,000 at December 31, 2019 and 2018, respectively. During the year ended December 31, 2019 and 2018, approximately $13,000 and $10,000 in amortization was recognized, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Income Taxes (Continued)
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2019 and 2018.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2016.
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
Treasury Stock and Unallocated Common Stock
The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method.  At the date of subsequent reissue, treasury stock is reduced by the cost of such stock based on an average cost method with any excess proceeds credited to additional paid-in capital.
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
At December 31, 2019, the Company has outstanding equity awards under two share-based plans: the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan.  Awards under these plans were made in May 2013 and 2018.  These plans are more fully described in Note 14.
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

Revenue from Contracts with Customers

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“Topic 606”). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.  In certain circumstances, noninterest income is reported net of associated expenses.

The Company’s primary sources of revenue are derived from interest and dividends earned on loans and investment securities, mortgage banking revenue, including gains on the sale of mortgage loans, income from bank-owned life insurance, and other financial instruments that are not within the scope of Topic 606.  The main types of non-interest income within the scope of the standard are as follows:

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

Abstract Title Fees:  The Bank provides abstract title services through its wholly owned subsidiary, Quaint Oak Abstract, LLC.  Fees for these services are recognized as revenue immediately after the completion of the real estate settlement.

Real Estate Sales Commissions, Net:  The Bank provides real estate sales services through its wholly owned subsidiary, Quaint Oak Real Estate, LLC.  Commission income is earned for these services and recognized as revenue immediately after the completion of the real estate settlement.

Insurance Commissions:  Insurance income generally consist of commissions from the sale of insurance policies and performance-based commissions from insurance companies.  The Bank recognizes commission income from the sale of insurance policies when its wholly owned subsidiary, Quaint Oak Insurance Agency, LLC, acts as an agent between the insurance carrier and policyholder, arranging for the insurance carrier to provide policies to policyholders, and acts on behalf of the insurance carrier by providing customer service to the policyholder during the policy period. Commission income is recognized over time, using the output method of time elapsed, which corresponds with the underlying insurance policy period, for which the Bank is obligated to perform under contract with the insurance carrier. Commission income is variable, as it is comprised of a certain percentage of the underlying policy premium. The Bank estimates the variable consideration based upon the “most likely amount” method, and does not expect or anticipate a significant reversal of revenue in future periods, based upon historical experience.  Payment is due from the insurance carrier for commission income once the insurance policy has been sold. The Bank has elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to insurance producers, and will expense these commissions paid to insurance producers as incurred, as these costs are related to the commission income and would have been amortized within one year or less if they had been capitalized, the same period over which the commission income was earned.  Performance-based commissions from insurance companies are recognized at a point in time, when received, and no contingencies remain.

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
Reclassifications
Certain items in the 2018 consolidated financial statements have been reclassified to conform to the presentation in the 2019 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis.  For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years.  The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period.   The Company adopted this standard Effective January 1, 2019 which resulted in the recording of a right of use (“ROU”) asset and associated lease liability of approximately $1.4 million.  The ROU asset is included in other assets and the lease liability is included in other liabilities in the December 31, 2019 consolidated balance sheet.

Recent Accounting Pronouncements Not Yet Adopted
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements Not Yet Adopted (Continued)

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). This Update defers the effective date of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We expect to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test.  In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination.  Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount.  An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  A public business entity that is a U.S. Securities and Exchange Commission (“SEC”) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date for ASC 350, Intangibles – Goodwill and Other, for smaller reporting companies to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years.  This update is not expected to have a significant impact on the Company’s financial statements.

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

In May 2019, the FASB issued ASU 2019-05, Financial Instruments – Credit Losses, Topic 326, which allows entities to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost upon adoption of the new credit losses standard. To be eligible for the transition election, the existing financial asset must otherwise be both within the scope of the new credit losses standard and eligible for the applying the fair value option in ASC 825-10.3. The election must be applied on an instrument-by-instrument basis and is not available for either available-for-sale or held-to-maturity debt securities. For entities that elect the fair value option, the difference between the carrying amount and the fair value of the financial asset would be recognized through a cumulative-effect adjustment to opening retained earnings as of the date an entity adopted ASU 2016-13. Changes in fair value of that financial asset would subsequently be reported in current earnings.  For entities that have not yet adopted ASU 2016-13, the effective dates and transition requirements are the same as those in ASU 2016-13. For entities that have adopted ASU 2016-13, ASU 2019-05 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted once ASU 2016-13 has been adopted. In November, 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date for ASC 944, Financial Services – Insurance, for public business entities that are SEC filers, except for smaller reporting companies, to fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and for all other entities, including smaller reporting companies, to fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.  This Update is not expected to have a significant impact on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements Not Yet Adopted (Continued)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), to simplify the accounting for income taxes, change the accounting for certain tax transactions, and make minor improvements to the codification. This Update provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. The Update also changes current guidance for making an intraperiod allocation, if there is a loss in continuing operations and gains outside of continuing operations; determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; accounting for tax law changes and year-to-date losses in interim periods; and determining how to apply the income tax guidance to franchise taxes that are partially based on income. For public business entities, the amendments in this Update are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s financial statements.

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2019 and 2018, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 3 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2019	2018
Net Income	$2,477,000	$2,004,000

Weighted average shares outstanding – basic	1,956,612	1,923,491
Effect of dilutive common stock equivalents	48,826	59,507
Adjusted weighted average shares outstanding – diluted	2,005,438	1,982,998

Basic earnings per share	$1.27	$1.04
Diluted earnings per share	$1.24	$1.01

Note 4 – Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2019 and 2018 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2019	2018
Balance beginning of the year	$(2)	$(15)

Other comprehensive income before reclassifications	19	13
Amount reclassified from accumulated other comprehensive income (loss)	3	--
Total other comprehensive income	22	13

Balance end of the year	$20	$(2)
________________________
(1)   All amounts are net of tax.  Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2019 and 2018 (in thousands):

Details About Other Comprehensive Income	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,
	2019	2018
Unrealized losses on investment securities available for sale	$(4)	$--	Loss on sales of investment securities
	1	--	Income taxes
	$(3)	$--
___________________
(1)	Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 5 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2019 and 2018, by contractual maturity, is shown below (in thousands):

	2019	2018
Due in one year or less	$2,026	$1,604
Due after one year through five years	8,146	3,323
Total	$10,172	$4,927

Note 6 – Investment Securities Available for Sale
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2019 and 2018 are summarized below (in thousands):
	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$5,841	$13	$(1)	$5,853
Federal National Mortgage Association securities	258	2	--	260
Total mortgage-backed securities	6,099	15	(1)	6,113
Debt securities:
Corporate notes	1,500	10	--	1,510
Total available-for-sale-securities	$7,599	$25	$(1)	$7,623

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Governmental National Mortgage Association securities	$4,844	$29	$--	$4,873
Federal Home Loan Mortgage Corporation securities	1,111	--	(29)	1,082
Federal National Mortgage Association securities	367	--	--	367
Total mortgage-backed securities	6,322	29	(29)	6,322
Debt securities:
U.S. government agency	360	--	(2)	358
Total available-for-sale-securities	$6,682	$29	$(31)	$6,680

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2019, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after five through ten years	$1,500	$1,510
Due after ten years	6,099	6,113
Total	$7,599	$7,623

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale (Continued)
The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2019 and 2018 (in thousands):

	December 31, 2019
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	4	$2,295	$(1)	--	--	$2,295	$(1)

	December 31, 2018
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Federal Home Loan Mortgage Corporation mortgage- backed securities	2	--	--	$1,082	$(29)	$1,082	$(29)
Debt securities, U.S. government agency	1	--	--	358	(2)	358	(2)
Total	3	$--	$--	$1,440	$(31)	$1,440	$(31)

At December 31, 2019, there were four securities in an unrealized loss position that at such date had an aggregate depreciation of 0.05% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2019 represents an other-than-temporary impairment. There were no impairment charges recognized during the year ended December 31, 2019 or 2018.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2019	December 31, 2018
Real estate loans:
One-to-four family residential:
Owner occupied	$6,298	$6,603
Non-owner occupied	39,897	47,361
Total one-to-four family residential	46,195	53,964
Multi-family (five or more) residential	22,233	23,967
Commercial real estate	119,323	103,819
Construction	12,523	9,998
Home equity	3,726	4,347
Total real estate loans	204,000	196,095

Commercial business	45,745	23,616
Other consumer	22	19
Total Loans	249,767	219,730

Deferred loan fees and costs	(844)	(867)
Allowance for loan losses	(2,231)	(1,965)
Net Loans	$246,692	$216,898

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$6,126	$--	$172	$--	$6,298
One-to-four family residential non-owner occupied	39,579	--	318	--	39,897
Multi-family residential	22,233	--	--	--	22,233
Commercial real estate	118,233	798	292	--	119,323
Construction	12,523	--	--	--	12,523
Home equity	3,726	--	--	--	3,726
Commercial business	45,745	--	--	--	45,745
Other consumer	22	--	--	--	22
Total	$248,187	$798	$782	$--	$249,767

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2018
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$6,421	$--	$182	$--	$6,603
One-to-four family residential non-owner occupied	46,534	--	827	--	47,361
Multi-family residential	23,967	--	--	--	23,967
Commercial real estate	101,821	--	1,998	--	103,819
Construction	9,998	--	--	--	9,998
Home equity	4,347	--	--	--	4,347
Commercial business	23,149	--	467	--	23,616
Other consumer	19	--	--	--	19
Total	$216,256	$--	$3,474	$--	$219,730

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2019 as well as the average recorded investment and related interest income for the year then ended (in thousands):

December 31, 2019
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$172	$178	$--	$178	$--
One-to-four family residential non-owner occupied	19	19	--	225	13
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	132	132	4	133	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$172	178	$--	$178	$--
One-to-four family residential non-owner occupied	19	19	--	225	13
Multi-family residential	--	--	--	--	--
Commercial real estate	132	132	4	133	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$323	$329	$4	$536	$25

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2019, the Company had two loans totaling $151,000 that were identified as troubled debt restructurings.  One of these loans was performing in accordance with its modified terms and one was 31 days delinquent as of December 31, 2019.  During the year ended December 31, 2019, no new loans were identified as TDRs.  At December 31, 2018, the Company had two loans totaling $398,000 that were identified as troubled debt restructurings.  Both of these loans were performing in accordance with their modified terms.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company’s TDR loans as of December 31, 2019 and 2018 (dollar amounts in thousands):

December 31, 2019
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	19	--	19	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	132	--	132	4
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$151	$--	$151	$4

December 31, 2018
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	265	--	265	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	133	--	133	5
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$398	$--	$398	$5

The contractual aging of the TDRs in the tables above as of December 31, 2019 and 2018 is as follows (in thousands):

December 31, 2019
	Accruing Past Due Less than 30 Days	Past Due 30-89 Days	Greater than 90 Days	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	19	--	--	19
Multi-family residential	--	--	--	--	--
Commercial real estate	132	--	--	--	132
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$132	$19	$--	$--	$151

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

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2019 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2019 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2019 (in thousands):

	December 31, 2019
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$51	$435	$156	$839	$175	$21	$247	$41	$1,965
Charge-offs	--	(37)	--	--	--	--	--	--	(37)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	1	(47)	(11)	15	75	(2)	253	19	303
Ending balance	$52	$351	$145	$854	$250	$19	$500	$60	$2,231
Ending balance evaluated for impairment:
Individually	$--	$--	$--	$4	$--	$--	$--	$--	$4
Collectively	$52	$351	$145	$850	$250	$19	500	$60	$2,227
Loans receivable:
Ending balance	$6,298	$39,897	$22,233	$119,323	$12,523	$3,726	$45,767		$249,767
Ending balance evaluated for impairment:
Individually	$172	$19	$--	$132	$--	$--	$--		$323
Collectively	$6,126	$39,878	$22,233	$119,191	$12,523	$3,726	$45,767		$249,444

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class, the construction loan portfolio class, and the commercial real estate loan portfolio class for the year ended December 31, 2019, due primarily to increased balances in these portfolio classes.  The Bank allocated decreased allowance for loan loss provisions to the 1-4 family non-owner occupied loan portfolio class for the year ended December 31, 2019, due primarily to a decrease in balances in this portfolio class.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2018 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2018 (in thousands):
	December 31, 2018
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$48	$540	$152	$687	$136	$27	$140	$82	$1,812
Charge-offs	--	(47)	--	--	(215)	--	--	--	(262)
Recoveries	--	--	--	--	--	--	--	--	--
Provision	3	(58)	4	152	254	(6)	107	(41)	415
Ending balance	$51	$435	$156	$839	$175	$21	$247	$41	$1,965
Ending balance evaluated for impairment:
Individually	$--	$50	$--	$5	$--	$--	$--	$--	$55
Collectively	$51	$385	$156	$834	$175	$21	247	$41	$1,910
Loans receivable:
Ending balance	$6,603	$47,361	$23,967	$103,819	$9,998	$4,347	$23,635		$219,730
Ending balance evaluated for impairment:
Individually	$182	$333	$--	$133	$--	$--	$--		$648
Collectively	$6,421	$47,028	$23,967	$103,686	$9,998	$4,347	$23,635		$219,082

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019	December 31, 2018
One-to-four family residential owner occupied	$172	$182
One-to-four family residential non-owner occupied	--	68
Multi-family residential	--	--
Commercial real estate	--	--
Construction	--	--
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$172	$250

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $362,000 and $1.2 million at December 31, 2019 and 2018, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2019 and 2018 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $10,000 and $16,000 for the years ended December 31, 2019 and 2018, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable > 90 Days and Accruing

One-to-four family residential owner occupied	$1,199	$172	$1,371	$4,927	$6,298	$--
One-to-four family residential non-owner occupied	1,069	--	1,069	38,828	39,897	--
Multi-family residential	--	--	--	22,233	22,233	--
Commercial real estate	986	190	1,176	118,147	119,323	190
Construction	1,120	--	1,120	11,403	12,523	--
Home equity	--	--	--	3,726	3,726	--
Commercial business	66	--	66	45,679	45,745	--
Other consumer	--	--	--	22	22	--
Total	$4,440	$362	$4,802	$244,965	$249,767	$190

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)
	December 31, 2018
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing
One-to-four family residential owner occupied	$1,096	$182	$1,278	$5,325	$6,603	$--
One-to-four family residential non-owner occupied	1,259	68	1,327	46,034	47,361	--
Multi-family residential	371	--	371	23,596	23,967	--
Commercial real estate	2,070	548	2,618	101,201	103,819	548
Construction	2,231	--	2,231	7,767	9,998	--
Home equity	31	--	31	4,316	4,347	--
Commercial business	3	380	383	23,233	23,616	380
Other consumer	--	--	--	19	19	--
Total	$7,061	$1,178	$8,239	$211,491	$219,730	$928

Note 8 - Premises and Equipment
The components of premises and equipment at December 31, 2019 and 2018 are as follows (in thousands):
	2019	2018
Land and land improvements	$292	$298
Buildings	1,695	1,456
Leasehold improvements	441	439
Furniture, fixtures and equipment	1,444	1,311
	3,872	3,504
Accumulated depreciation	(1,646)	(1,446)
Premises and equipment, net	$2,226	$2,058

Depreciation expense for the years ended December 31, 2019 and 2018 amounted to approximately $200,000 and $202,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2019 was $319,000, net of accumulated amortization of $166,000.  Amortization expense for the years ended December 31, 2019 and 2018 amounted to approximately $49,000 and $48,000, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 – Goodwill and Other Intangible, Net (Continued)
Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):
2020	$49
2021	49
2022	49
2023	49
2024	49
Thereafter	74
Total	$319

Note 10 - Deposits
Deposits and the weighted average interest rate at December 31, 2019 and 2018 consist of the following (in thousands):
	2019		2018
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$15,775	--%	$17,542	--%
Passbook accounts	5	0.15	192	0.15
Savings accounts	1,722	0.20	1,120	0.20
Money market accounts	25,504	0.80	26,841	0.80
Certificate of deposit accounts	184,452	2.27	166,216	2.10
Total	$227,458	1.87%	$211,911	1.69%

A summary of certificates of deposit by maturity at December 31, 2019 is as follows (in thousands):
Years ending December 31:
2020	$94,122
2021	52,497
2022	12,082
2023	14,813
2024	10,938
Total	$184,452

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $29.9 million and $25.7 million at December 31, 2019 and 2018, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 - Borrowings
As of December 31, 2019, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $145.7 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $36.3 million and $24.0 million at December 31, 2019 and 2018, respectively.   As of December 31, 2019, Quaint Oak Bank has $892,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2019 and 2018.
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2019 and 2018 (dollars in thousands):

	At or For the Year Ended December 31,
	2019	2018
FHLB short-term borrowings:
Average balance outstanding	$5,585	$9,745
Maximum amount outstanding at any month-end during the period	11,000	10,000
Balance outstanding at end of period	10,000	9,000
Average interest rate during the period	2.52%	2.02%
Weighted average interest rate at end of period	1.81%	2.62%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2019 and 2018 (in thousands):

	December 31, 2019		December 31, 2018
	Amount	Weighted Interest Rate	Amount	Weighyed Interest Rate
2019	$--	--%	$3,000	1.86%
2020	2,000	2.00	2,000	2.00
2021	5,000	2.20	3,000	2.05
2022	7,171	2.10	3,000	2.18
2023	7,000	2.16	3,000	2.33
2024	5,100	2.28	1,000	--
Total FHLB long-term debt	$26,271	2.16%	$15,000	2.12%

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
The balance and unamortized issuance costs of subordinated debt at December 31, 2019 are as follows (in thousands):
	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$135	$7,865

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Income Taxes
The components of income tax expense for the years ended December 31, 2019 and 2018 are as follows (in thousands):
	2019	2018
Federal:
Current	$724	$507
Deferred	(41)	(26)
Total federal	683	481
State, current	267	186
Total	$950	$667

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2019 and 2018, respectively, as follows (in thousands):
	2019		2018
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$719	21.0%	$560	21.0%
State tax, net of federal benefit	211	6.2	151	5.7
Stock compensation expense	30	0.9	(33)	(1.2)
Other	(10)	(0.2)	(11)	(0.5)
Total	$950	27.9%	$667	25.0%

The components of the net deferred tax asset at December 31, 2019 and 2018 are as follows (in thousands):
	2019	2018
Deferred tax assets:
Allowance for loan losses	$468	$413
Stock-based compensation	8	7
Interest on non-accrual loans	2	2
Deferred loan fees	177	182
Organization cost	1	1
Total deferred tax assets	656	605

Deferred tax liabilities:
Bank premises and equipment	(100)	(93)
Unrealized gain on investment securities available for sale	(5)	--
Intangible	(13)	(9)
Total deferred tax liabilities	(118)	(102)

Net Deferred Tax Asset	$538	$503

The net deferred tax asset at December 31, 2019 and 2018 of $538,000 and $503,000, respectively, is included in other assets.  No valuation allowance was established at December 31, 2019 and 2018, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company’s then outstanding common stock in the open market during 2007.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years pursuant to the terms of the original note. The loan is secured by the unallocated shares of common stock held by the ESOP.  As of December 31, 2019, there were seven quarterly payments remaining on the 2007 loan.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2019 and 2018, the Company recognized $186,000 and $192,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2019 and 2018:

	2019	2018
Allocated shares	180,959	179,637
Unreleased shares	25,249	39,677
Total ESOP shares	206,208	219,314

Fair value of unreleased shares (in thousands)	$372	$469

Recognition and Retention and Stock Incentive Plans

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “RRP”) and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust acquired 111,090 shares of the Company’s stock in the open market at an average price of $4.68 totaling $520,000.  The RRP terminated on May 8, 2018 and as of December 31, 2019 there were no shares remaining in the RRP Trust.  In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”).  The 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 48,750, or 25%, may be restricted stock awards, for a balance of 146,250 stock options assuming all the restricted shares are awarded.  In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the “2018 Stock Incentive Plan”).  The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be restricted stock awards, for a balance of 116,250 stock options assuming all the restricted shares are awarded.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Recognition and Retention and Stock Incentive Plans (Continued)

As of December 31, 2019, a total of 38,887 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and none under the 2013 Stock Incentive Plan.  The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

A summary of the status of the shares awarded under the RRP and the 2013 and 2018 Stock Incentive Plans as of December 31, 2019 and 2018 and changes during the year ended December 31, 2019 and 2018 is as follows:

	2019		2018
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	48,608	$13.30	10,061	$8.10
Granted	--	--	48,608	13.30
Vested	(9,721)	13.30	(9,661)	8.10
Forfeited	--	--	(400)	8.10
Unvested at the end of the year	38,887	$13.30	48,608	$13.30

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During each of the years ended December 31, 2019 and 2018, the Company recognized $129,000 and $107,000 of compensation expense.  A tax benefit of approximately $27,000 and $22,000 was recognized during the year ended December 31, 2019 and 2018, respectively.  As of December 31, 2019, approximately $437,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.4 years.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

Stock Options (Continued)

As of December 31, 2019, a total of 256,336 grants of stock options were outstanding under the Option Plan and Stock Incentive Plan and 37,250 stock options were available for future grant under the Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and Stock Incentive Plan for the years ended December 31, 2019 and 2018 and changes during the years ended December 31, 2019 and 2018 is as follows:

	2019			2018
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	279,836	$10.64	6.8	265,302	$6.74	3.2
Granted	--	--	--	136,636	13.30	9.4
Exercised	(23,500)	8.10	--	(106,844)	5.00	--
Forfeited	--	--	--	(15,258)	6.22	--
Outstanding at the end of the period	256,336	$10.87	6.0	279,836	$10.64	6.8
Exercisable at the end of the period	147,027	$9.07	4.8	143,200	$8.10	4.4

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

At December 31, 2019, the aggregate intrinsic value of options outstanding was $994,000 and options exercisable was $836,000.  At December 31, 2018, the aggregate intrinsic value of the options outstanding was $330,000 on and options exercisable was $533,000. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2019 and December 31, 2018. This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2019 and 2018, the Company recognized $44,000 and $41,000 of compensation expense, respectively.  A tax benefit of approximately $2,000 and $1,000 was recognized during the years ended December 31, 2019 and 2018.  As of December 31, 2019, approximately $149,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 15 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2019 and 2018, respectively.

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
A summary of the Company’s financial instrument commitments at December 31, 2019 and 2018 is as follows (in thousands):
	2019	2018
Commitments to originate loans	$10,184	$17,593
Unfunded commitments under lines of credit	15,181	14,569
Standby letters of credit	38	83

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

Note 17 - Leases
The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment.  Due to the adoption of ASU 2016-02, Leases (Topic 842), the Company completed a comprehensive review and analysis of all its property contracts. As a result of this review, it was determined that the Company leases three office locations under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Corporation’s existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid.  These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases for the year ending December 31, 2019 amounted to $139,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Leases (Continued)
Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Corporation’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease as of January 1, 2019. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2019.

Operating
Weighted average remaining term (years)	12.5
Weighted average discount rate	3.06%

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2019, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2020	$138
2021	140
2022	141
2023	139
2024	143
2025 and thereafter	934
Total undiscounted cash flows	1,635
Discount on cash flows	(330)
Total lease liabilities	$1,305

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2019, the Corporation had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $187,000 in 2019 and $165,000 in 2018.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 - Regulatory Matters
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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2019, that the Bank meets all capital adequacy requirements to which it is subject.
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
On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital. As of December 31, 2019 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2019 that management believes have changed the Bank’s category.   The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 - Regulatory Matters (Continued)
The Bank’s actual capital amounts and ratios at December 31, 2019 and 2018 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2019:
Total capital (to risk-weighted assets)	$33,087	14.41%	≥ $18,373	≥8.00%	≥ $22,966	≥10.00%
Tier 1 capital (to risk-weighted assets)	30,829	13.42	≥ 13,780	≥6.00	≥ 18,373	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	30,829	13.42	≥ 10,335	≥4.50	≥ 14,928	≥ 6.50
Tier 1 capital (to average assets)	30,829	10.35	≥ 11,915	≥4.00	≥ 14,894	≥ 5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2019:
Total capital (to risk-weighted assets)	$29,778	15.49%	≥$15,378	≥8.00%	≥ $19,233	≥10.00%
Tier 1 capital (to risk-weighted assets)	27,786	14.45	≥ 11,534	≥6.00	≥ 15,378	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	27,786	14.45	≥ 8,650	≥4.50	≥ 12,495	≥ 6.50
Tier 1 capital (to average assets)	27,786	10.92	≥ 10,175	≥4.00	≥ 12,718	≥ 5.00

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 18 - Regulatory Matters (Continued)
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
In 2019, the Bank did not pay cash dividends to the Company.  In 2018, the Bank paid a total of $750,000 in cash dividends to the Company.  At December 31, 2019, the Bank’s retained net income for the years ended December 31, 2019 and 2018 less the dividends declared and paid during those periods, totaled $4.3 million.

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments
Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair values estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.
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

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 18 of the Company’s 2018 Form 10-K, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses.  The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk.  Loans are considered a Level 3 classification.
The following is a discussion of assets and liabilities measured at fair value on a recurring and non-recurring basis and valuation techniques applied:

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
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

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2019 (in thousands):

	December 31, 2019
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$5,853	$--	$5,853	$--
Federal National Mortgage Association mortgage-backed securities	260	--	260	--
Corporate notes	1,510	--	1,510	--
Total investment securities available for sale	$7,623	$--	$7,623	$--
Total recurring fair value measurements	$7,623	$--	$7,623	$--

Nonrecurring fair value measurements
Impaired loans	$319	$--	$--	$319
Other Real Estate Owned	1,824	--	--	1,824
Total nonrecurring fair value measurements	$2,143	$--	$--	$2,143

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2018 (in thousands):
	December 31, 2018
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Governmental National Mortgage Association mortgage-backed securities	$4,873	$--	$4,873	$--
Federal Home Loan Mortgage Corporation mortgage-backed securities	1,082	--	1,082	--
Federal National Mortgage Association mortgage-backed securities	367	--	367	--
U.S. government agency	358	--	358	--
Total investment securities available for sale	$6,680	$--	$6,680	$--
Total recurring fair value measurements	$6,680	$--	$6,680	$--

Nonrecurring fair value measurements
Impaired loans	$593	$--	$--	$593
Other Real Estate Owned	1,650	$--	$--	1,650
Total nonrecurring fair value measurements	$2,243	$--	$--	$2,243

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2019 and 2018 (dollars in thousands):

	December 31, 2019
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$319	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-3% (1%)

Other real estate owned	$1,824	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12% (12%)

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

	December 31, 2018
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$648	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-73% (8%)

Other real estate owned	$1,650	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12% (12%)
_______________
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

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2019 and 2018 (in thousands):

			Fair Value Measurements at
			December 31, 2019
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$10,172	$10,536	$--	$--	$10,536
Loans held for sale	8,928	9,205	--	9,205	--
Loans receivable, net	246,692	250,550	--	--	250,550

Financial Liabilities
Deposits	227,458	230,521	43,006	--	187,515
FHLB long-term borrowings	26,271	26,292	--	--	26,292
Subordinated debt	7,865	8,146	--	--	8,146

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

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

For cash and cash equivalents, accrued interest receivable, investment in FHLB stock, bank-owned life insurance, FHLB short-term borrowings, accrued interest payable, and advances from borrowers for taxes and insurance, the carrying value is a reasonable estimate of the fair value and are considered Level 1 measurements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 20 – Operating Segments

The Company’s operations currently consist of two reportable operating segments: Banking and Mortgage Banking. The Company offers different products and services through its two segments. The accounting policies of the segments are generally the same as those of the consolidated company.

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment’s operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment’s loan portfolio and management’s assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment’s operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, and Quaint Oak Insurance Agency, LLC which are included in the Banking Segment for segment reporting purposes.  The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company’s Banking segment.

The Mortgage Banking Segment originates residential mortgage loans which are sold into the secondary market along with the loans’ servicing rights.  The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans and processing fees. The Mortgage Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of consumers.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2019			2018
	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated
Net Interest Income	$8,845	$(160)	$8,685	$8,360	$(55)	$8,305
Provision for Loan Losses	303	--	303	415	--	415
Net Interest Income after Provision for Loan Losses	8,542	(160)	8,382	7,945	(55)	7,890

Non-Interest Income
Mortgage banking and title abstract fees	649	503	1,152	518	308	826
Real estate sales commissions, net	180	--	180	192	--	192
Insurance commissions	419	--	419	430	--	430
Other fees and services charges	68	--	68	131	--	131
Income from bank-owned life insurance	80	--	80	80	--	80
Net gain on loans held for sale	1	3,013	3,014	5	2,115	2,120
Gain on the sale of SBA loans	265	--	265	105	--	105
Loss on sale of investment securities available for sale	(4)	--	(4)	--	--	--
(Loss) gain on sales and write-downs of other real estate owned	(221)	--	(221)	63	--	63
Total Non-Interest Income	1,437	3,516	4,953	1,524	2,423	3,947

Non-Interest Expense
Salaries and employee benefits	5,768	1,179	6,947	5,237	1,170	6,407
Directors’ fees and expenses	223	--	223	208	--	208
Occupancy and equipment	478	214	692	441	160	601
Data processing	366	142	508	279	119	398
Professional fees	357	59	416	329	36	365
FDIC deposit insurance assessment	15	--	15	186	--	186
Other real estate owned expenses	22	--	22	20	--	20
Advertising	140	55	195	183	34	217
Amortization of other intangible	49	--	49	48	--	48
Other	780	61	841	657	59	716
Total Non-Interest Expense	8,198	1,710	9,908	7,588	1,578	9,166

Pretax Segment Profit	$1,781	$1,646	$3,427	$1,881	$790	$2,671

Segment Assets	$286,986	$15,554	$302,540	$261,490	$9,914	$271,404

(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s Subsidiaries, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 21 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed all events occurring through the date the financial statements were available to be issued and determined the following subsequent events required disclosure:

The 2019 novel coronavirus (or "COVID-19" ) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in December 2019 and January 2020, market interest rates have declined significantly, with the I0-year Treasury bond falling below 1.00% on March 3, 2020 for the first time. Such events also may adversely affect business and consumer confidence, generally, and the Company and its customers, and their respective suppliers, vendors and processors may be adversely affected. On March 3, 2020,  the  Federal Open  Market Committee  reduced  the  target  federal funds rate by 50 basis points to 1.00%  to 1.25%. This rate was further reduced to 0% to 0.25% on March 16, 2020. These reductions in interest rates and other effects of the COVID-19 outbreak may adversely affect the Company's financial condition and results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2019	2018
Assets
Cash and cash equivalents	$669	$1,596
Investment in Quaint Oak Bank	31,512	28,454
Premises and equipment, net	1,559	1,588
Other assets	32	29
Total Assets	$33,772	$31,667

Liabilities and Stockholders’ Equity
Subordinated debt	$7,865	$7,831
Stockholders’ equity	25,907	23,836
Total Liabilities and Stockholders’ Equity	$33,772	$31,667

Statements of Income

	For the Year Ended December 31,
	2019	2018
Income
Dividends from subsidiary	$--	$750
Interest income	20	--
Rental income	199	151
Total Income	219	901

Expenses
Occupancy and equipment expense	120	116
Interest on subordinated debt	519	7
Other expenses	161	116
Total Expenses	800	239

Net (Loss) Income Before Income Taxes	(581)	662
Equity in Undistributed Net Income of Subsidiary	2,936	1,324
Income Tax Benefit	122	18
Net Income	$2,477	$2,004

Comprehensive Income	$2,499	$2,017

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2019	2018

Operating Activities
Net income	$2,477	$2,004
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Undistributed net income in subsidiary	(2,936)	(1,324)
Depreciation expense	53	44
Amortization of subordinated debt issuance costs	34	--
Stock-based compensation expense	359	340
Increase in other assets	(2)	(84)
Decrease in other liabilities	--	(11)
Net cash provided by operating activities	(15)	969

Investing Activities
Investment in subsidiary	--	(6,500)
Purchase of property and equipment	(125)	(209)
Net cash used in investing activities	(125)	(6,709)

Financing Activities
Net proceeds from the issuance of subordinated debt	--	7,831
Dividends paid	(676)	(511)
Purchase of treasury stock	(339)	(793)
Proceeds from the reissuance of treasury stock	38	64
Proceeds from the exercise of stock options	190	534
Net cash (used in) provided by financing activities	(787)	7,125

Net (Decrease) Increase in Cash and Cash Equivalents	(927)	1,385
Cash and Cash Equivalents-Beginning of Year	1,596	211
Cash and Cash Equivalents-End of Year	$669	$1,596

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

Computershare, Inc
211 Quality Circle, Suite 210
College Station, Texas 77845
(800) 368-5948
www.computershare.com

Stock Market and Trading Symbol

The common stock of Quaint Oak Bancorp, Inc. is traded on the OTCQB Market under the symbol QNTO.

Analyst Information

Those seeking additional financial information should contact:

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer
(215) 364-4059

Website

Please visit www.quaintoak.com for information on products, services and community service.

Investor Relations Contact

Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499
dcolyer@quaintoak.com

Please visit www.quaintoak.com/investors for press releases, filings and other financial information.

Boards of Directors of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
President &
Chief Executive Officer

Robert J. Phillips
Chairman of the Board
Currently Retired

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

Diane J. Colyer
Senior Vice President & Corporate Secretary
Quaint Oak Bancorp, Inc. and Quaint Oak Bank

William R. Gonzalez
Senior Vice President
Business Development
Quaint Oak Bank

Aimee K. Ott
Vice President
Human Resources & Marketing
Quaint Oak Bank

Robert Farrer
Vice President
Risk and Compliance
Information Technology Security Officer
Community Reinvestment Act Officer
Quaint Oak Bank

QUAINT OAK BANK
Main Office:
501 Knowles Avenue
Southampton, PA 18966
Regional Offices:
1710 Union Boulevard
Allentown, PA 18109
117 Spring Garden Street
Philadelphia, PA 19123
MARKET AREA
Northampton County
Lehigh County
Allentown
Bucks County
Chalfont
Montgomery County
Southampton
City of Philadelphia
PENNSYLVANIA
Harrisburg

① ***Quaint Oak Bancorp, Inc.***
501 Knowles Avenue
Southampton, PA 18966

Regional Banking Offices

Main Office
① ***Delaware Valley***
501 Knowles Avenue
Southampton, PA 18966

② ***Lehigh Valley***
1710 Union Boulevard
Allentown, PA 18109

③ ***Philadelphia***
117 Spring Garden Street
Philadelphia, PA 19123

④ ***Quaint Oak Mortgage Office***
100 Spring Garden Street
Philadelphia, PA 19123

⑤ ***Quaint Oak Insurance Office***
New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914