Form 10-K, Exhibit 13
period 2020-12-31
QUAINT OAK BANCORP INC
filed 2021-03-30
CIK 1391933

EXHIBIT 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

2020

Annual Report

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Employees of the Quaint Oak Family of Companies, I am pleased to present our 2020 Annual Report to Shareholders.

Although 2020 has been a tumultuous year in many respects, it has been a year of significant growth and achievement for Quaint Oak on numerous fronts.  First, I would draw attention to our 95th Anniversary year occurring this coming July, the original Charter having been granted in 1926.  We look forward to many more significant anniversaries, celebrating both growth and success.  Secondly, as the pandemic reaches one year of affecting our Country, we mark one year of successfully working remotely in support of our Team Members, our Customers and our Community.  The year has witnessed growth in our assets by 60% year over year ending December 31, 2020.  Our annual net income was 31% higher than the previous year of 2019.  Significant participation in the first round of the Small Business Administration Paycheck Protection Program (SBA PPP) contributed to our asset growth.  Lending by our Bank and subsidiary Mortgage Company, however, were the contributing factors in our income growth.  The deferred income related to our SBA PPP Round One loans has not affected the 2020 income stream.  We are also currently participating in the SBA PPP Round Two Program in continued support of our communities.  Additionally, we have participated in the Federal Reserve Bank’s Main Street Loan Program (FRB MSLP) closing over $59 million in these loans during 2020.
Our focus on expansion came in two forms during the year.  First, the opening of our Greater Philadelphia Regional Office in the Northern Liberties neighborhood occurred on February 26, 2020.  This event was followed shortly thereafter by the National pandemic shutdown.  Despite an understandably slow start, however, the office deposits now stand at approximately $37 million as of March 19, 2021.  Our second expansion came with acquiring a majority ownership position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company with operating offices in West Chester, Pennsylvania and Albany, Minnesota.  These locations along with outlets in eight states, support national loan originations.  This partnership, we anticipate, will support both cross marketing and expansion opportunities for several of our subsidiary companies.
Following the low rate environment the pandemic introduced, we focused on our liability management.  This setting provided the opportunity to substantially reduce our historic dependency on high cost retail CDs and replace them with both substantially lower cost wholesale CDs and no cost commercial checking accounts. Our focus additionally is toward retaining the commercial customers that the SBA PPP Rounds One and Two along with the FRB MSLP have provided.  Diversity in assets and diversity in non-interest income have been a substantial and long-standing part of our culture.  We will endeavor to expand our subsidiary companies going forward by continuing to enhance those programs.
During the year ended December 31, 2020, the Company repurchased an additional 28,891 shares.  To date, we have repurchased well over 40% of the original shares issued in our initial public offering.  We are extremely pleased to have continued to pay dividends without reduction throughout the pandemic period while at the same time increasing stockholder equity by $2.8 million during the calendar year ended December 31, 2020.
As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long-term profitability and payment of dividends reflecting our strong commitment to shareholder value.
In closing, my best wishes to all as we continue to navigate this challenging time. Be well.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC I Quaint Oak Mortgage, LLC I Quaint Oak Real Estate, LLC I Quaint Oak Insurance Agency, LLC
Oakmont Capital Holdings, LLC
Serving the Delaware Valley, Lehigh Valley, and Greater Philadelphia Markets

Quaint Oak Bancorp, Inc.

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2020	2019
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$484,075	$302,540
Cash and cash equivalents	33,913	14,555
Investment in interest-earning time deposits	9,463	10,172
Investment securities available for sale at fair value	10,725	7,623
Loans held for sale	53,191	8,928
Loans receivable, net	359,122	246,692
Federal Home Loan Bank stock, at cost	1,665	1,580
Premises and equipment, net	2,341	2,226
Deposits	354,845	227,458
Federal Home Loan Bank borrowings	38,193	36,271
Subordinated debt	7,899	7,865
Stockholders’ Equity	28,728	25,907

Selected Operating Data:
Total interest income	$16,323	$14,111
Total interest expense	5,488	5,426
Net interest income	10,835	8,685
Provision for loan losses	830	303
Net interest income after provision for loan losses	10,005	8,382
Total non-interest income	6,655	4,953
Total non-interest expense	12,123	9,908
Income before income taxes	4,537	3,427
Income taxes	1,292	950
Net income	$3,245	$2,477

Selected Operating Ratios(1):
Average yield on interest-earning assets	4.41%	5.17%
Average rate on interest-bearing liabilities	1.74	2.25
Average interest rate spread(2)	2.67	2.91
Net interest margin(2)	2.93	3.17
Average interest-earning assets to average interest-bearing liabilities	117.39	113.58
Net interest income after provision for loan losses to non-interest expense	82.52	84.60
Total non-interest expense to average assets	3.15	3.46
Efficiency ratio(3)	69.32	72.65
Return on average assets	0.84	0.87
Return on average equity	12.16	10.03
Average equity to average assets	6.94	8.63

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.18%	0.15%
Non-performing assets as a percent of total assets(5)	0.19	0.72
Non-performing assets and troubled debt restructurings as a percent of total assets	0.22	0.77
Allowance for loan losses as a percent of non-performing loans	475.83	616.30
Allowance for loan losses as a percent of total loans receivable	0.85	0.90
Net charge-offs to average loans receivable	0.00	0.02

Capital Ratios(4):
Tier 1 leverage ratio	8.56%	10.35%
Common Tier 1 capital ratio	13.31	13.42
Tier 1 risk-based capital ratio	13.31	13.42
Total risk-based capital ratio	14.52	14.41
 ___________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
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
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2020 and 2019.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries.  At December 31, 2020, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.   In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. In February 2020, Quaint Oak Bank opened a full-service retail banking office in Philadelphia, Pennsylvania. As of January 4, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota.

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

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property, commercial business loans, and to a lesser extent other consumer loans in its market area.   At December 31, 2020, commercial business loans and commercial real estate loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 42.3% and 36.1%, respectively.  At December 31, 2020, commercial business loans include $93.3 million of SBA PPP loans.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit and money market accounts.  At December 31, 2020, certificates of deposit amounted to 41.2% of total assets compared to 61.0% of total assets at December 31, 2019.  At December 31, 2020, money market accounts amounted to 20.6% of total assets compared to 8.4% of total assets at December 31, 2019.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2020, non-interest bearing checking accounts amounted to 15.3% of total deposits compared to 6.9% of total deposits at December 31, 2019. Management anticipates that certificates of deposit, money market accounts and business checking will be the primary sources of funding for Quaint Oak Bank’s assets.

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

Forward-Looking Statements Are Subject to Change

This Annual Report contains certain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder).  Forward-looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of the Company and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward-looking statements may be identified by the use of such words as: “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, or words of similar meaning, or future or conditional terms such as “will”, “would”, “should”, “could”, “may”, “likely”, “probably”, or “possibly.”  Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of  and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward-looking statements.  The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which the Company is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; (7) the impact of the current outbreak of the novel coronavirus (COVID-19) or (8) legislation or changes in regulatory requirements adversely affecting the business in which the Company is or will be engaged.  The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The effects of COVID-19 did not have a material impact on the financial results of the Company as of December 31, 2020.  Due to orders issued by the governor of Pennsylvania and for the health of our customers and employees, the Bank closed lobbies to all three branch offices but remained fully operational. Other immediate responses to the pandemic included some of the following actions by the Company:

• Moved more than 92% of its employees to remote work-from-home status.
• Waived fees on deposit accounts and cash management services.

In response to the COVID-19 crisis, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress and signed into law on March 27, 2020. The CARES Act provides an estimated $2.2 trillion of economy-wide financial stimulus to combat the pandemic and stimulate the economy in the form of financial aid to individuals, businesses, nonprofits, states, and municipalities through loans, grants, tax changes, and other types of relief.

The following describes some of our responses to COVID-19 relative to the CARES Act, and other effects of the pandemic on our business.

Paycheck Protection Program. The CARES Act authorized the Small Business Administration (“SBA”) to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program (“PPP”). As a qualified SBA lender, we were automatically authorized to originate PPP loans and chose to participate. For the year ended December 31, 2020, the Bank funded 854 SBA PPP loans totaling approximately $95.1 million to customers located primarily in our market area. Through March 22, 2021, the Bank has processed 161 PPP loans totaling approximately $11.7 million for forgiveness under the SBA forgiveness program.

On December 27, 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the “Economic Aid Act”) became law.  The Economic Aid Act extends the authority to make SBA PPP loans through March 31, 2021.  In addition to modifying certain existing PPP requirements, the Economic Aid Act adds a second temporary program to the SBA’s 7(a) Loan Program which allows certain eligible borrowers to receive a second draw PPP loan.

On January 6, 2021, the U.S. Small Business Administration and the Department of Treasury released interim final rules related to the expansion and extension of the original Paycheck Protection Program (PPP) and the authorization of a second round of PPP loans pursuant to the $900 billion COVID-19 relief package (the Consolidated Appropriations Act, 2021 (the “Act”)) enacted on December 27, 2020.  Through March 22, 2021, the Bank has funded 515 PPP loans totaling approximately $68.9 million under this second round of PPP lending to customers located primarily in our market area.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

    Paycheck Protection Program Liquidity Facility. The CARES Act also allocated a limited amount of funds to the Federal Reserve Board (FRB) with a broad mandate to provide liquidity to eligible businesses, states or municipalities in light of COVID-19. On April 9, 2020, the U.S. Department of the Treasury announced several new or expanded lending programs to provide relief for businesses and governments. One of these programs was the Paycheck Protection Program Liquidity Facility (PPPLF). Under the PPPLF, all depository institutions that originate PPP loans are eligible to borrow on a non-recourse basis from their regional Federal Reserve Bank using SBA PPP loans as collateral. The principal amount of loans will be equal to the PPP loans pledged as collateral. There are no fees associated with these loans and the interest rate is 35 basis points. The maturity date of PPPLF loans will be the same as the maturity date of the PPP loans pledged as collateral. The PPPLF loan maturity date will be accelerated if the underlying PPP loan goes into default and the lender sells the PPP loan to the SBA under the SBA guarantee. The PPPLF loan maturity date also will be accelerated for any loan forgiveness reimbursement received by the lender from the SBA.

In April 2020, the Bank received approval to borrow from the FRB under the PPPLF program to assist in funding PPP loans.  Through December 31, 2020, the Bank used the FRB program to fund $52.1 million of PPP loans.  Through March 22, 2021, the Bank has paid off approximately $8.5 million of PPP loans pledged as collateral under PPPLF program.   Through March 22, 2021 the Bank has not used the PPPLF program to fund any round two PPP loans.

Loan Modifications/Troubled Debt Restructurings. Under the CARES Act, loans less than 30 days past due as of December 31, 2019 will be considered current for COVID-19 modifications. A financial institution can then suspend the requirements under GAAP for loan modifications related to COVID-19 that would otherwise be categorized as a troubled debt restructuring (“TDR”), and suspend any determination of a loan modified as a result of COVID-19 as being a TDR, including the requirement to determine impairment for accounting purposes. Financial institutions wishing to utilize this authority must make a policy election, which applies to any COVID-19 modification made between March 1, 2020 and the earlier of either January 1, 2022 or the 60th day after the end of the COVID-19 national emergency. Quaint Oak Bank has made that election. Similarly, the Financial Accounting Standards Board has confirmed that short-term modifications made on a good-faith basis in response to COVID-19 to loan customers who were current prior to any relief will not be considered TDRs.

Prior to the enactment of the CARES Act, the banking regulatory agencies provided guidance as to how certain short-term modifications would not be considered TDRs, and have subsequently confirmed that such guidance could be applicable for loans that do not qualify for favorable accounting treatment under Section 4013 of the CARES Act.

    The Bank addresses loan payment modification requests on a case-by-case basis considering the effects of the COVID-19 pandemic, related economic slow-down and stay-at-home orders on our customer and their current and projected cash flows through the term of the loan. Through December 31, 2020, the Bank modified 231 loans with principal balances totaling $90.6 million representing approximately 25.8% of our December 31, 2020 loan balances. A majority of deferrals are two-month payment deferrals of principal and interest, with payments after deferral increased to collect amounts deferred. In some cases, certain loans were granted additional deferrals.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

   Details with respect to total loan payment modifications made through December 31, 2020 are as follows:

	Number of Covid-19 Deferments	Balance (in thousands)	Percent of Total Loans at December 31, 2020
One-to-four family residential owner occupied	5	$2,070	27.5%
One-to-four family residential non-owner occupied	50	8,566	22.0
Multi-family residential	12	9,042	37.6
Commercial real estate	97	55,274	41.9
Construction	1	702	14.7
Home equity	4	254	6.7
Commercial business	62	14,685	9.5
Total	231	$90,593	25.8%

Of the 231 loans granted loan payment deferrals through December 31, 2020, 13 loans are still on deferral as of March 15, 2021.

Details with respect to loan payment deferrals still on deferral as of March 15, 2021 are as follows:

	As of March 15, 2021
	Number of Covid-19 Deferments	Balance (in thousands)	Percent of Total Loans at December 31, 2020
One-to-four family residential owner occupied	1	$415	5.5%
Commercial real estate	8	10,287	7.8
Commercial business	4	6,561	4.2
Total	13	$17,263	4.9%

It is too early to determine if current active modified loans will perform in accordance with their modified terms.

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

Allowance for Loan Losses.  The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans receivable. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

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

Comparison of Financial Condition at December 31, 2020 and December 31, 2019

General. The Company’s total assets at December 31, 2020 were $484.1 million, an increase of $181.5 million, or 60.0%, from $302.5 million at December 31, 2019. This growth in total assets was primarily due to a $112.4 million, or 45.6%, increase, in loans receivable, net, and a $44.3 million, or 495.8%, increase in loans held for sale. The largest increases within the loan portfolio occurred in commercial business loans which increased $108.6 million, or 237.5%, and commercial real estate loans which increased $12.5 million, or 10.5%. The increase in commercial business loans was due primarily to the $95.1 million of SBA PPP loans generated during the year ended December 31, 2020. These increases were partially offset by a $7.7 million, or 61.9%, decrease in construction loans.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash and Cash Equivalents.  Cash and cash equivalents increased $19.4 million, or 133.0%, from $14.6 million at December 31, 2019 to $33.9 million at December 31, 2020 with the expectation that excess liquidity will be used to fund loans.

Investment Securities Available for Sale.  Investment securities available for sale increased $3.1 million, or 40.7%, from $7.6 million at December 31, 2019 to $10.7 million at December 31, 2020 due primarily to the purchase of three securities totaling $4.0 million.  These purchases were offset by principal repayments of $1.0 million on these securities during the year ended December 31, 2020.

Loans Held for Sale.  Loans held for sale increased $44.3 million, or 495.8%, from $8.9 million at December 31, 2019 to $53.2 million at December 31, 2020 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $207.1 million of one-to-four family residential loans during the year ended December 31, 2020 and sold $162.8 million of these loans in the secondary market during this same period. The Bank did not originate or sell any equipment loans held for sale during the same period.

Loans Receivable, Net.  Loans receivable, net, increased $112.4 million, or 45.6% funded primarily from deposits, FHLB borrowings, borrowings under the Federal Reserve’s Paycheck Protection Program Liquidity Facility, and excess liquidity.  Increases within the portfolio consisted of commercial business loans which increased $108.6 million, or 237.5%, commercial real estate loans which increased a $12.5 million, or 10.5%, multi-family residential loans which increased $1.8 million, or 8.1%, one-to-four family residential owner occupied loans which increased $1.2 million, or 19.5%, and home equity loans which increased $62,000, or 1.7%. These increases were partially offset by a $7.7 million, or 61.9%, decrease in construction loans, a $1.0 million, or 2.5% decrease in one-to-four family residential non-owner occupied loans, and other consumer loans which decreased $5,000, or 22.7%.  The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock.  Federal Home Loan Bank stock increased $85,000, or 5.4%, from $1.6 million at December 31, 2019 to $1.7 million at December 31, 2020 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.1 million and $4.0 million at December 31, 2020 and 2019, respectively.

Premises and Equipment, Net.  Premises and equipment, net, increased $115,000, or 5.2%, to $2.3 million at December 31, 2020 from $2.2 million at December 31, 2019. The increase was due primarily to expenditures related to our second regional office in Philadelphia which opened in February 2020, the renovation of our 1710 Union Boulevard, Allentown, Pennsylvania location and computer system upgrades.

Goodwill and Other Intangible, Net. Goodwill and other intangible assets, net of accumulated amortization, is related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2020 was $271,000, net of accumulated amortization of $214,000.

Other Real Estate Owned, Net.  At December 31, 2020, other real estate owned (OREO) amounted to $286,000, consisting of one property that was collateral for a non-performing construction loan.  OREO amounted to $1.8 million at December 31, 2019 consisting of four properties that were collateral for a non-performing construction loan. During the year ended December 31, 2020, the Company made $270,000 of capital improvements to the properties, sold three properties totaling $1.7 million and realized a net loss of $92,000, and wrote-down one property totaling $105,000.  Non-performing assets amounted to $929,000, or 0.19% of total assets at December 31, 2020 compared to $2.2 million, or 0.72% of total assets at December 31, 2019.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $2.7 million, or 96.7%, to $5.5 million at December 31, 2020 from $2.8 million at December 31, 2019, due primarily to a $1.6 million increase in receivables due from wholesalers on the sale of mortgage loans, a $540,000 increase in the net deferred tax asset, and a $513,000 net increase in the right-of-use asset driven by the capitalization of  the Company’s 117-12 Spring Garden Street, Philadelphia, Pennsylvania lease in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842).

Deposits.  Total deposits increased $127.4 million, or 56.0%, to $354.8 million at December 31, 2020 from $227.5 million at December 31, 2019. This increase in deposits was primarily attributable to increases of $74.1 million, or 290.7%, in money market accounts, $38.4 million, or 243.6% in non-interest bearing checking accounts, $15.0 million, or 8.1%, in certificates of deposit, and $3,000, or 60.0% in passbook accounts, partially offset by a decrease of $152,000, or 8.8%, in savings accounts.

Borrowings. Aggregate FHLB borrowings increased $1.9 million, or 5.3%, to $38.2 million at December 31, 2020 from $36.3 million at December 31, 2019. Short-term FHLB advances were $10.0 million at December 31, 2019 and December 31, 2020. During the year ended December 31, 2020, the Company borrowed $20.0 million of short-term FHLB advances, used excess liquidity to pay off $16.0 million, and termed-out $4.0 million of advances at varying maturities. Long-term FHLB borrowings increased $1.9 million, or 7.3%, from $26.3 million at December 31, 2019 to $28.2 million at December 31, 2020, as a result of the pay-off of a $1.0 million term loan that matured in September 2020, a $1.0 million term loan that matured in December 2020 and termed-out $4.0 million of advances at varying maturities. Federal Reserve Bank (FRB) long-term borrowings increased to $48.1 million from none at December 31, 2019 as the Company utilized FRB borrowings to fund PPP loans under the FRB’s Paycheck Protection Program Liquidity Facility (PPPLF). Under the PPPLF the Company pledged certain PPP loans as collateral and borrowed from the FRB at a rate of 0.35% that is fixed for two years.

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50%. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $7.9 million at December 31, 2020 and 2019.

Accrued Expenses and Other Liabilities. Accrued expenses and other liabilities increased $1.5 million, or 76.2%, to $3.4 million at December 31, 2020 from $1.9 million at December 31, 2019, due primarily to a $532,000, or 40.8%, increase in lease liability driven by the capitalization of the Company’s 117-12 Spring Garden Street, Philadelphia, Pennsylvania lease in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase in accrued expenses and other liabilities is a $740,000 increase in the net tax liability.  The remainder of the increase is attributable to an increase in other expense accruals.

Stockholders’ Equity. Total stockholders’ equity increased $2.8 million, or 10.9%, to $28.7 million at December 31, 2020 from $25.9 million at December 31, 2019.  Contributing to the increase was net income for the year ended December 31, 2020 of $3.2 million, common stock earned by participants in the employee stock ownership plan of $173,000, amortization of stock awards and options under our stock compensation plans of $173,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $97,000, other comprehensive income, net of $98,000, and the reissuance of treasury stock for exercised stock options of $101,000.  These increases were partially offset by dividends paid of $717,000 and by the purchase of treasury stock of $349,000.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2020 and 2019

General.  Net income amounted to $3.2 million for the year ended December 31, 2020 compared to $2.5 million for the year ended December 31, 2019, an increase of $768,000, or 31.0%.  The increase was primarily the result of an increase in net interest income of $2.2 million and an increase in non-interest income of $1.7 million, partially offset by an increase in non-interest expense of $2.2 million, an increase in the provision for loan losses of $527,000 and an increase in the provision for income taxes of $342,000.

Net Interest Income.  Net interest income increased $2.1 million, or 24.8%, to $10.8 million for the year ended December 31, 2020 from $8.7 million for the year ended December 31, 2019.  The increase in net interest income was driven by a $2.2 million, or 15.7% increase in interest income, partially offset by a $62,000, or 1.1%, increase in interest expense.

Interest Income.  Interest income increased $2.2 million, or 15.7%, to $16.3 million for the year ended December 31, 2020 from $14.1 million for the year ended December 31, 2019.  The increase in interest income was primarily due to a $93.9 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $238.2 million for the year ended December 31, 2019 to an average balance of $332.1 million for the year ended December 31, 2020, and had the effect of increasing interest income $5.2 million. The increase in interest income was also due to a $1.1 million increase in average investment securities available for sale, which increased from an average balance of $8.3 million for the year ended December 31, 2019 to an average balance of $9.4 million for the year ended December 31, 2020, and had the effect of increasing interest income $29,000.  The increase in interest income was also due to a $1.1 million increase in average cash and cash equivalents due from banks, interest bearing, which increased from an average balance of $16.3 million for the year ended December 31, 2019 to an average balance of $17.4 million for the year ended December 31, 2020, and had the effect of increasing interest income $24,000.  Also contributing to this increase was a four basis point increase in the yield on average investment securities available for sale, which increased from 2.74% for the year ended December 31, 2019 to 2.78% for the year ended December 31, 2020, and had the effect of increasing interest income $4,000.  The increase in interest income was also due to a $123,000 increase in investment in interest-earning time deposits which increased from an average balance of $9.6 million for the year ended December 31, 2019 to an average balance of $9.8 million for the year ended December 31, 2020, which had the effect of increasing interest income $3,000.  Offsetting this increase was an 82 basis point decrease in the yield on average loans receivable, net, including loans held for sale, which decreased from 5.53% for the year ended December 31, 2019 to 4.71% for the year ended December 31, 2020, which had the effect of decreasing interest income $2.7 million. This loan yield decline is a result of lower yielding PPP loans booked in the second and third quarters of 2020 and the impact of the Federal Reserve’s 150 basis point rate cuts in March 2020. The increase in interest income was also partially offset by a 183 basis point decrease in the yield on average cash and cash equivalents due from banks, interest bearing, which decreased from 2.24% for the year ended December 31, 2019 to 0.42% for the year ended December 31, 2020, which had the effect of decreasing interest income $317,000. Also offsetting the increase in interest income was a 29 basis point decrease in the yield on investment in interest-earning time deposits which decreased from 2.79% for the year ended December 31, 2019 to 2.50% for the year ended December 31, 2020, which had the effect of decreasing interest income $28,000.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

    Interest Expense.  Interest expense increased $62,000, or 1.1%, to $5.5 million for the year ended December 31, 2020 from $5.4 million for the year ended December 31, 2019.  The increase in interest expense was primarily attributable to an $18.4 million increase in average certificate of deposit accounts which increased from an average balance of $177.0 million for the year ended December 31, 2019 to an average balance of $195.4 million for the year ended December 31, 2020, and had the effect of increasing interest expense $422,000.  Also contributing to the increase in interest expense was an increase in the average money market accounts which increased from an average balance of $27.5 million for the year ended December 31, 2019 to an average balance of $47.3 million for the year ended December 31, 2020, and had the effect of increasing interest expense by $158,000. The increase in interest expense was also due to a $5.4 million increase in average FHLB borrowings which increased from an average balance of $26.9 million for the year ended December 31, 2019 to an average balance of $32.3 million for the year ended December 31, 2020, and had the effect of increasing interest expense $114,000. Also contributing to the increase in interest expense was an increase in average Federal Reserve Bank borrowings of $30.5 million for the year ended December 31, 2020 which had the effect of increasing interest expense by $108,000. Partially offsetting this increase was a 35 basis point decrease in rate on average certificate of deposit accounts, which decreased from 2.30% for the year ended December 31, 2019 to 1.95% for the year ended December 31, 2020, and had the effect of decreasing interest expense by $666,000. Also partially offsetting this increase was a 31 basis point decrease in rate on average FHLB borrowings, which decreased from 2.31% for the year ended December 31, 2019 to 2.00% for the year ended December 31, 2020, and had the effect of decreasing interest expense by $90,000. The average interest rate spread decreased from 2.91% for the year ended December 31, 2019 to 2.67% for the year ended December 31, 2020 while the net interest margin decreased from 3.17% for the year ended December 31, 2019 to 2.93% for the year ended December 31, 2020. The Company also experienced strong growth in non-interest bearing deposits, which increased 243.6% at December 31, 2020, compared to December 31, 2019. Interest expense on deposits continues to be actively managed to lower costs.

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

	Year Ended December 31,
	2020				2019
	Average Balance	Interest		Average Yield/ Rate	Average Balance	Interest		Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$17,373		$72	0.42%	$16,315		$366	2.24%
Investment in interest-earning time deposits	9,760		244	2.50	9,635		269	2.79
Investment securities available for sale	9,383		261	2.78	8,321		228	2.74
Loans receivable, net (1) (2)	332,146		15,657	4.71	238,238		13,167	5.53
Investment in FHLB stock	1,438		89	6.19	1,206		81	5.16
Total interest-earning assets	370,100		16,323	4.41%	273,715		14,111	5.16%
Non-interest-earning assets	14,386				12,348
Total assets	$384,486				$286,063
Interest-bearing liabilities:
Passbook accounts	$6	$	*	* %	$53	$	*	* %
Savings accounts	1,826		4	0.22	1,629		3	0.18
Money market accounts	47,351		392	0.83	27,550		221	0.80
Certificate of deposit accounts	195,401		3,820	1.95	177,000		4,063	2.30
Total deposits	244,584		4,216	1.72	206,232		4,287	2.08
FHLB short-term borrowings	3,292		37	1.12	5,585		141	2.52
FHLB long-term borrowings	28,979		607	2.09	21,327		479	2.25
FRB long-term borrowings	30,534		108	0.35	-		-	-
Subordinated debt	7,881		520	6.60	7,845		519	6.62
Total interest-bearing liabilities	315,270		5,488	1.74%	240,989		5,426	2.25%
Non-interest-bearing liabilities	42,530				20,385
Total liabilities	357,800				261,374
Stockholders’ Equity	26,686				24,689
Total liabilities and Stockholders’ Equity	$384,486				$286,063
Net interest-earning assets	$54,830				$32,726
Net interest income; average interest rate spread			$10,835	2.67%			$8,685	2.91%
Net interest margin (3)				2.93%				3.17%
Average interest-earning assets to average interest-bearing liabilities				117.39%				113.58%

___________________
*	Not meaningful
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)	Equals net interest income divided by average interest-earning assets.

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

	2020 vs. 2019				2019 vs. 2018
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$(298)	$24	$(20)	$(294)	$64	$21	$5	$90
Investment in interest-earning time deposits	(28)	3	--	(25)	46	88	44	178
Investment securities available for sale	4	29	--	33	51	20	7	78
Loans receivable, net (1) (2)	(1,937)	5,190	(763)	2,490	338	1,262	37	1,637
Investment in FHLB stock	(7)	16	(1)	8	3	--	--	3
Total interest-earning assets	(2,266)	5,262	(784)	2,212	502	1,391	93	1,986
Interest expense:
Passbook accounts	--	--	--	--	--	--	--	--
Savings accounts	--	--	--	--	--	(1)	--	(1)
Money market accounts	8	158	6	172	1	(19)	--	(18)
Certificate of deposit accounts	(603)	423	(63)	(243)	576	391	75	1,042
Total deposits	(595)	581	(57)	(71)	577	371	75	1,023
FHLB short-term borrowings	(78)	(58)	32	(104)	49	(84)	(21)	(56)
FHLB long-term borrowings	(32)	172	(12)	128	35	84	8	127
FRB long-term borrowings	--	--	108	108
Subordinated debt	(1)	2	--	1	--	521	(9)	512
Total interest-bearing liabilities	(706)	697	71	62	661	892	53	1,606
Increase (decrease) in net interest income	$(1,560)	$4,565	$(855)	$2,150	$(159)	$499	$40	$380
_______________________
(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $527,000, or 173.9%, from $303,000 for the year ended December 31, 2019 to $830,000 for the year ended December 31, 2020, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2019.

Non-performing loans amounted to $643,000 or 0.18% of net loans receivable at December 31, 2020, consisting of five loans, two loans of which are on non-accrual status and three loans are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $362,000 or 0.15% of net loans receivable at December 31, 2019, consisting of two loans, one loan of which was on nonaccrual status and one loan was 90 days or more past due and accruing interest. The non-performing loans at December 31, 2020 include one commercial real estate loan, one one-to-four family owner occupied residential loan, and three 1-4 family non-owner occupied residential loans, and all are generally well-collateralized or adequately reserved for. The allowance for loan losses as a percent of total loans receivable was 0.85% at December 31, 2020 and 0.90% at December 31, 2019. Excluding PPP loans, which are 100% guaranteed by the SBA, the allowance for loan losses to total loans was 1.14% at December 31, 2020.

At December 31, 2020, other real estate owned (OREO) amounted to $286,000, consisting of one property that was collateral for a non-performing construction loan. OREO amounted to $1.8 million at December 31, 2019 consisting of four properties that were collateral for a non-performing construction loan. During the year ended December 31, 2020, the Company made $270,000 of capital improvements to the properties, sold three properties totaling $1.7 million and realized a net loss of $92,000, and wrote-down one property totaling $105,000. Non-performing assets amounted to $929,000, or 0.19% of total assets at December 31, 2020 compared to $2.2 million, or 0.72% of total assets at December 31, 2019.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $1.7 million, or 34.4%, from $5.0 million for the year ended December 31, 2019 to $6.7 million for the year ended December 31, 2020.  The increase was primarily attributable to a $1.3 million, or 43.3%, increase in net gain on loans held for sale, a $427,000, or 37.1%, increase in mortgage banking and title abstract fees, a $71,000, or 16.9% increase in insurance commissions, a $41,000, or 60.3%, increase in other fees and service charges, and a $24,000, or 10.9%, decrease in loss on sales and write-downs of other real estate owned. These increases were partially offset by a $150,000, or 56.6%, decrease in gain on the sales of SBA loans, and a $21,000, or 11.7%, decrease in real estate sales commissions, net, earned by Quaint Oak Real Estate, a wholly owned subsidiary of Quaint Oak Bank.

Non-Interest Expense.  Non-interest expense increased $2.2 million, or 22.4%, from $9.9 million for the year ended December 31, 2019 to $12.1 million for the year ended December 31, 2020.  Salaries and employee benefits expense accounted for $1.5 million of the change as this expense increased 21.3%, from $6.9 million for the year ended December 31, 2019 to $8.4 million for the year ended December 31, 2020 due to expanding and improving the level of staff at the Bank and its subsidiary companies, primarily in the area of lending operations.  Other expense accounted for $127,000 of the change as this expense increased 15.1%, from $841,000 for the year ended December 31, 2019 to $968,000 for the year ended December 31, 2020 due primarily to the increase in subscription costs related to installing a new real estate closing platform at Quaint Oak Abstract, LLC.  Data processing costs accounted for $209,000 of the change as this expense increased 41.1%, from $508,000 for the year ended December 31, 2019 to $717,000 for the year ended December 31, 2020, due primarily to recurring costs associated with the Bank’s checking and other transaction account products.  Occupancy and equipment expense accounted for $221,000 of the change as this expense increased 31.9%, from $692,000 for the year ended December 31, 2019 to $913,000 for the year ended December 31, 2020.  Professional fees accounted for $125,000 of the change as this expense increased 30.0%, from $416,000 for the year ended December 31, 2019 to $541,000 for the year ended December 31, 2020, due primarily to increased audit and compliance costs. FDIC deposit insurance assessment increased $106,000, from $15,000 for the year ended December 31, 2019 to $121,000 at December 31, 2020.  Other real estate owned expense accounted for $20,000 of the change as this expense increased 90.9%, from $22,000 for the year ended December 31, 2019 to $42,000 for the year ended December 31, 2020. Directors’ fees and expenses accounted for $9,000 of the change as this expense increased 4.0%, from $223,000 for the year ended December 2019 to $232,000 for the year ended December 31, 2020.  Partially offsetting these increases were decreases in advertising expense which declined $82,000, or 42.1%, from $195,000 for the year ended December 31, 2019 to $113,000 for the year ended December 31, 2020.

Provision for Income Tax.  The provision for income tax increased $342,000, or 36.0%, from $950,000 for the year ended December 31, 2019 to $1.3 million for the year ended December 31, 2020 due primarily to an increase in pre-tax income for the year ended December 31, 2020.

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

Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2020 of $2.0 million, a $231,000, or 13.0%, increase from the year ended December 31, 2019.  This increase in PTSP was due to a $2.3 million increase in net interest income and a $242,000 increase in non-interest income, partially offset by a $1.8 million increase in non-interest expense, and a $527,000 increase in the provision for loan losses.  The increase in non-interest expense was due primarily to a $1.2 million, or 21.0%, increase in salaries and employee benefits expense, a $129,000, or 16.5%, increase in other expense, and a $106,000 increase in FDIC deposit insurance assessment, partially offset by a $48,000, or 34.3%, decrease in advertising expense. The increase in non-interest income was primarily due to a $274,000, or 42.2%, increase in mortgage banking and title abstract fees. The increase in net interest income was primarily attributable to an increase in interest income, driven by higher average loan balances and yields, partially offset by a higher cost of funds.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Mortgage Banking Segment reported a PTSP for the year ended December 31, 2020 of $2.5 million, an $879,000, or 53.4%, increase from the year ended December 31, 2019.  The increase in PTSP was primarily due to a $1.5 million increase in non-interest income which was driven by increases in net gain on the sale of loans and processing fees.  This increase was partially offset by a $386,000 increase in non-interest expense and a $195,000 decrease in net interest income.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2020 and 2019, certificates of deposit amounted to $199.4 million and $184.5 million, respectively, or 41.2% and 61.0%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.”  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 2.9% at December 31, 2020, compared to a negative 7.9% at December 31, 2019.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2020, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2020, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company’s annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$33,708	$--	$--	$--	$--	$33,708
Investment in interest-earning time deposits	1,499	2,507	4,457	1,000	--	9,463
Investment securities available for sale	4,737	28	167	170	5,623	10,725
Loans held for sale	53,191	--	--	--	--	53,191
Loans receivable (2)	28,757	46,322	143,251	90,014	56,898	365,242
Investment in Federal Home Loan Bank stock	--	--	--	--	1,665	1,665
Total interest-earning assets	$121,892	$48,857	$147,875	$91,184	$64,186	$473,994

Interest-bearing liabilities:
Passbook accounts	$1	$1	$5	$1	$--	$8
Savings accounts	314	314	628	157	157	1,570
Money market accounts	19,928	19,928	39,855	9,964	9,963	99,638
Certificate accounts	39,826	61,345	74,822	23,434	--	199,427
FHLB borrowings	10,000	5,000	14,171	9,022	--	38,193
FRB borrowings	--	--	48,134	--	--	48,134
Subordinated debt	--	--	--	--	7,899	7,899
Total interest-bearing liabilities	$70,069	$86,588	$177,615	$42,578	$18,019	$394,869

Interest-earning assets less interest-bearing liabilities	$51,823	$(37,731)	$(29,740)	$46,606	$46,167

Cumulative interest-rate sensitivity gap (3)	$51,823	$14,092	$(15,648)	$32,958	$79,125

Cumulative interest-rate gap as a percentage of total assets at December 31, 2020	10.7%	2.9%	(3.2)%	6.8%	16.3%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2020	174.0%	109.0%	95.3%	108.7%	120.0%
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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2020, the Company’s cash and cash equivalents amounted to $33.9 million.  At such date, the Company also had $4.0 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.  At December 31, 2020, Quaint Oak Bank had outstanding commitments to originate loans of $17.6 million, commitments under unused lines of credit of $22.4 million, and $1.6 million under standby letters of credit.

At December 31, 2020, certificates of deposit scheduled to mature in one year or less totaled $101.2 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2020, we had $38.2 million of borrowings from the FHLB and had $159.7 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances.  In addition, as of December 31, 2020 Quaint Oak Bank had $613,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2020.  The Bank also has borrowing capacity with the FRB under the PPPLF program in the amount of the outstanding pledged PPP loans that totaled $93.3 million at December 31, 2020. Quaint Oak Bank’s outstanding advances with the FRB under the PPPLF program were $48.1 million as of December 31, 2020.

Our stockholders’ equity amounted to $28.7 million at December 31, 2020, an increase of $2.8 million, or 10.9% from $25.9 million at December 31, 2019.  Contributing to the increase was net income for the year ended December 31, 2020 of $3.2 million, amortization of stock awards and options under our stock compensation plans of $173,000, common stock earned by participants in the employee stock ownership plan of $173,000, the reissuance of treasury stock for exercised stock options of $101,000, other comprehensive income, net of $98,000, and the reissuance of treasury stock under the Bank’s 401(k) Plan of $97,000. These increases were partially offset by dividends paid of $717,000, and the purchase of treasury stock of $349,000. For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2020, Quaint Oak Bank exceeded each of its capital requirements with ratios of 8.56%, 13.31%, 13.31% and 14.52%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 18 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments.  At December 31, 2020, we had unfunded commitments under lines of credit of $22.4 million, $17.6 million of commitments to originate loans, and $1.6 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2020.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$1,220	$236	$357	$173	$454
Certificates of deposit	199,427	101,170	91,453	6,804	--
FHLB borrowings	38,193	15,000	14,171	9,022	--
FRB borrowings	48,134	--	48,134	--	--
Total contractual obligations	$286,974	$116,406	$154,115	$15,999	$454

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2020 and 2019; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter
The Company’s loan portfolio totaled $365.2 million as of December 31, 2020, and the associated ALL was $3.1 million. As discussed in Notes 2 and 7 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors, such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in trends in delinquencies and non-accruals, trends in volume and terms of loans, credit concentrations, risk rating, collateral values, experience, ability and depth of lending staff and management, national and local economic trends and conditions, COVID-19 pandemic, quality of loan review system, and lending policies.

Allowance for Loan Losses (ALL) – Qualitative Factors (Continued)

We identified these qualitative adjustments within the ALL as critical audit matters because they involve a high degree of subjectivity. In turn, auditing management’s judgments regarding the qualitative factors applied in the ALL calculation involved a high degree of subjectivity.

Furthermore, concern about the spread of COVID-19 has caused and is likely to continue to cause business shutdowns, limitations on commercial activity and financial transactions, labor shortages, supply chain interruptions, increased unemployment and commercial property vacancy rates, reduced profitability and ability for property owners to make mortgage payments, and overall economic and financial market instability, all of which may cause borrowers to be unable to make scheduled loan payments. If the effects of COVID-19 result in widespread and sustained loan repayment shortfalls, significant loan delinquencies, foreclosures, declines in collateral values, and credit losses could result in, and significantly impact, the overall adequacy of the ALL. The extent of COVID-19’s effects on business, operations, or the global economy as a whole is highly uncertain and cannot be predicted, including the scope and duration of the pandemic, which increases the degree of subjectivity involved in estimating the related qualitative factors within the ALL.

How We Addressed the Matter in Our Audit
We gained an understanding of the Company’s process for establishing the ALL, including the qualitative adjustments made to the ALL. We evaluated the design and tested the operating effectiveness of controls over the Company’s ALL process, which included, among others, management’s review and approval controls designed to assess the need and level of qualitative adjustments to the ALL, as well as the reliability of the data utilized to support management’s assessment.

To test the qualitative adjustments, we evaluated the appropriateness of management’s methodology and assessed whether all relevant risks were reflected in the ALL and the need to consider qualitative adjustments, including the potential effect of COVID-19 on the adjustments.

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s historical loan performance data, third-party macroeconomic data, and peer bank data and considered the existence of new or contrary information. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends, which included the evaluation of management’s ability to capture and assess relevant data from both external sources and internal reports on loan customers affected by the COVID-19 pandemic and the supporting documentation for substantiating revisions to qualitative factors.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania
March 26, 2021

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets
	At December 31,	At December 31,
	2020	2019
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$205	$541
Due from banks, interest-bearing	33,708	14,014
Cash and cash equivalents	33,913	14,555
Investment in interest-earning time deposits	9,463	10,172
Investment securities available for sale	10,725	7,623
Loans held for sale	53,191	8,928
Loans receivable, net of allowance for loan losses (2020 $3,061; 2019 $2,231)	359,122	246,692
Accrued interest receivable	3,054	1,349
Investment in Federal Home Loan Bank stock, at cost	1,665	1,580
Bank-owned life insurance	4,054	3,974
Premises and equipment, net	2,341	2,226
Goodwill	515	515
Other intangible, net of accumulated amortization	271	319
Other real estate owned, net	286	1,824
Prepaid expenses and other assets	5,475	2,783
Total Assets	$484,075	$302,540

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$54,202	$15,775
Interest-bearing	300,643	211,683
Total deposits	354,845	227,458
Federal Home Loan Bank short-term borrowings	10,000	10,000
Federal Home Loan Bank long-term borrowings	28,193	26,271
Federal Reserve Bank long-term borrowings	48,134	--
Subordinated debt	7,899	7,865
Accrued interest payable	362	314
Advances from borrowers for taxes and insurance	2,486	2,780
Accrued expenses and other liabilities	3,428	1,945
Total Liabilities	455,347	276,633

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; one issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares
authorized; 2,777,250 issued; 1,986,528 and 1,984,857 outstanding at December 31, 2020 and 2019, respectively	28	28
Additional paid-in capital	15,282	14,990
Treasury stock, at cost: 790,722 and 792,393 shares at December 31, 2020 and 2019, respectively	(5,114)	(4,950)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(51)	(118)
Accumulated other comprehensive income	118	20
Retained earnings	18,465	15,937
Total Stockholders’ Equity	28,728	25,907
Total Liabilities and Stockholders’ Equity	$484,075	$302,540

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income
	Years Ended December 31,
	2020	2019
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans, including fees	$15,657	$13,167
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	666	944
Total Interest Income	16,323	14,111

Interest Expense
Interest on deposits	4,216	4,287
Interest on Federal Home Loan Bank short-term borrowings	37	141
Interest on Federal Home Loan Bank long-term borrowings	607	479
Interest on Federal Reserve Bank long-term borrowings	108	--
Interest on subordinated debt	520	519
Total Interest Expense	5,488	5,426

Net Interest Income	10,835	8,685

Provision for Loan Losses	830	303

Net Interest Income after Provision for Loan Losses	10,005	8,382

Non-Interest Income
Mortgage banking and title abstract fees	1,579	1,152
Real estate sales commissions, net	159	180
Insurance commissions	490	419
Other fees and services charges	109	68
Income from bank-owned life insurance	80	80
Net gain on loans held for sale	4,320	3,014
Gain on the sale of SBA loans	115	265
Loss on sale of investment securities available for sale	--	(4)
Loss on sales and write-downs of other real estate owned	(197)	(221)
Total Non-Interest Income, net	6,655	4,953

Non-Interest Expense
Salaries and employee benefits	8,427	6,947
Directors’ fees and expenses	232	223
Occupancy and equipment	913	692
Data processing	717	508
Professional fees	541	416
FDIC deposit insurance assessment	121	15
Other real estate owned expenses	42	22
Advertising	113	195
Amortization of other intangible	49	49
Other	968	841
Total Non-Interest Expense	12,123	9,908

Income before Income Taxes	4,537	3,427
Income Taxes	1,292	950
Net Income	$3,245	$2,477

Earnings per share – basic	$1.64	$1.27
Average shares outstanding - basic	1,975,836	1,956,612
Earnings per share - diluted	$1.61	$1.24
Average shares outstanding - diluted	2,012,399	2,005,438

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2020	2019
	(In Thousands)
Net Income	$3,245	$2,477

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	125	22
Income tax effect	(27)	(3)
Reclassification adjustment for losses on sale of investment securities included in net income	--	4
Income tax effect	--	(1)
Net other comprehensive income	98	22

Total Comprehensive Income	$3,343	$2,499

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Statements of Stockholders’ Equity

(In thousands, except share and per share data)	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2018	1,975,947	$28	$14,683	$(4,824)	$(185)	$(2)	$14,136	$23,836

Common stock allocated by ESOP (14,428 shares)			119		67			186

Treasury stock purchased	(27,297)			(339)				(339)

Reissuance of treasury stock under 401(k) Plan	2,986		20	18				38

Reissuance of treasury stock under stock incentive plan	9,721		(57)	57				--

Reissuance of treasury stock for exercised stock options	23,500		52	138				190

Stock based compensation expense			173					173

Cash dividends declared ($0.34 per share)							(676)	(676)

Net income							2,477	2,477

Other comprehensive income, net						22		22

BALANCE – DECEMBER 31, 2019	1,984,857	$28	$14,990	$(4,950)	$(118)	$20	$15,937	$25,907
Common stock allocated by ESOP (14,428 shares)			106		67			173

Treasury stock purchased	(28,891)			(349)				(349)

Reissuance of treasury stock under 401(k) Plan	8,641		44	53				97

Reissuance of treasury stock under stock incentive plan	9,421		(57)	57				--

Reissuance of treasury stock for exercised stock options	12,500		26	75				101

Stock based compensation expense			173					173

Cash dividends declared ($0.34 per share)							(717)	(717)

Net income							3,245	3,245

Other comprehensive income, net						98		98

BALANCE – DECEMBER 31, 2019	1,986,528	$28	$15,282	$(5,114)	$(51)	$118	$18,465	$28,728

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended December 31,
	2020	2019
	(In Thousands)
Cash Flows from Operating Activities
Net income	$3,245	$2,477
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	830	303
Depreciation expense	249	200
Amortization of operating right-of-use assets	145	95
Amortization of subordinated debt issuance costs	34	34
Amortization of other intangible	49	49
Net amortization of securities premiums	11	28
Accretion of deferred loan fees and costs, net	(1,370)	(435)
Deferred income taxes	(566)	(41)
Stock-based compensation expense	346	359
Net realized loss on sale of foreclosed real estate	92	-
Loss on sale of investment securities available for sale	-	4
Net gain on loans held for sale	(4,319)	(3,014)
Loans held for sale-originations	(207,062)	(135,310)
Loans held for sale-proceeds	167,118	134,499
Gain on the sale of SBA loans	(115)	(265)
Write-downs of other real estate owned	105	221
Increase in the cash surrender value of bank-owned life insurance	(80)	(80)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(1,705)	(196)
Prepaid expenses and other assets	(1,640)	(395)
Accrued interest payable	48	93
Accrued expenses and other liabilities	824	(478)
Net Cash Used in Operating Activities	(43,761)	(1,852)
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(1,317)	(6,849)
Redemption of interest-earning time deposits	2,026	1,603
Purchase of investment securities available for sale	(4,008)	(3,319)
Principal repayments on investment securities available for sale	1,020	1,341
Proceeds from the sales of investment securities available for sale	--	1,030
Net increase in loans receivable	(111,775)	(29,397)
Purchase of Federal Home Loan Bank stock	(808)	(614)
Redemption of Federal Home Loan Bank stock	723	120
Proceeds from the sale of foreclosed real estate	1,611	--
Capitalized expenditures on other real estate owned	(270)	(395)
Purchase of premises and equipment	(364)	(368)
Net Cash Used in Investing Activities	(113,162)	(36,848)
Cash Flows from Financing Activities
Net increase (decrease) in demand deposits, money markets, and savings accounts	112,411	(2,689)
Net increase in certificate accounts	14,976	18,236
(Decrease) increase in advances from borrowers for taxes and insurance	(294)	212
Proceeds from Federal Home Loan Bank short-term borrowings	20,000	13,000
Repayment of Federal Home Loan Bank short-term borrowings	(20,000)	(12,000)
Proceeds from Federal Home Loan Bank long-term borrowings	3,922	14,271
Repayment of Federal Home Loan Bank long-term borrowings	(2,000)	(3,000)
Proceeds from Federal Reserve Bank long-term borrowings	52,144	--
Repayment of Federal Reserve Bank long-term borrowings	(4,010)	--
Dividends paid	(717)	(676)
Purchase of treasury stock	(349)	(339)
Proceeds from the reissuance of treasury stock	97	38
Proceeds from the exercise of stock options	101	190
Net Cash Provided by Financing Activities	176,281	27,243
Net Increase (Decrease) in Cash and Cash Equivalents	19,358	(11,457)
Cash and Cash Equivalents – Beginning of Year	14,555	26,012
Cash and Cash Equivalents – End of Year	$33,913	$14,555
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$5,441	$5,333
Cash payments for income taxes	$1,124	$1,034
Initial recognition of operating lease right-of use assets	$658	$1,386
Initial recognition of operating lease obligations	$658	$1,386

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations
The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries.  At December 31, 2020, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.  In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. All significant intercompany balances and transactions have been eliminated.
The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks, Montgomery and Philadelphia Counties in Pennsylvania and the Lehigh Valley area in Pennsylvania.  The Bank has two banking locations: the main office location in Southampton, Pennsylvania and a regional banking office in the Lehigh Valley area of Pennsylvania. The principal deposit products offered by the Bank are certificates of deposit, money market accounts, non-interest bearing checking accounts for businesses and consumers, and savings accounts.  In February 2019, Quaint Oak Bank opened a retail banking office in Philadelphia, Pennsylvania.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, commercial business loans, home equity loans, and lines of credit.
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
Significant Group Concentrations of Credit Risk
The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2020, one investor purchased a total of 36% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 34% of the gain on loans sold during the year.
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
The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2020 and 2019.
Federal Home Loan Bank Stock
Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2020 and 2019.

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
The Company had one property in other real estate owned (OREO) totaling $286,000 at December 31, 2020.  The Company had four properties in OREO totaling $1.8 million at December 31, 2019.
Mortgage Servicing Rights
Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans.  Mortgage servicing rights totaled $136,000 and $128,000 at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020 and 2019, approximately $17,000 and $13,000 in amortization was recognized, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Income Taxes (Continued)
The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2020 and 2019.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2017.
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
At December 31, 2020, the Company has outstanding equity awards under three share-based plans: the 2008 Stock Option Plan, the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan.  Awards under these plans were made in May 2013 and 2018.  These plans are more fully described in Note 14.
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
Reclassifications
Certain items in the 2019 consolidated financial statements have been reclassified to conform to the presentation in the 2020 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. A short-term lease is defined as one in which (a) the lease term is 12 months or less, and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. This Update is effective for nonpublic business entities for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 31, 2022. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach, with earlier application permitted as of the beginning of an interim or annual reporting period.The Company is currently assessing the practical expedients it may elect at adoption but does not anticipate the amendments will have a significant impact on the financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s balance sheet is estimated to result in less than a 1 percent increase in assets and liabilities. The Company also anticipates additional disclosures to be provided at adoption.

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

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. This ASU was issued to improve and clarify various financial instruments topics, including the current expected credit losses (CECL) standard issued in 2016. The ASU includes seven issues that describe the areas of improvement and the related amendments to GAAP; they are intended to make the standards easier to understand and apply and to eliminate inconsistencies, and they are narrow in scope and are not expected to significantly change practice for most entities. Among its provisions, the ASU clarifies that all entities, other than public business entities that elected the fair value option, are required to provide certain fair value disclosures under ASC 825, Financial Instruments, in both interim and annual financial statements. It also clarifies that the contractual term of a net investment in a lease under Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. Amendments related to ASU 2019-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is not permitted before an entity’s adoption of ASU 2016-01. Amendments related to ASU 2016-13 for entities that have not yet adopted that guidance are effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity’s adoption of ASU 2016-13. Amendments related to ASU 2016-13 for entities that have adopted that guidance are effective for fiscal years beginning after December 15, 2019, including interim periods within those years. Other amendments are effective upon issuance of this ASU. This Update is not expected to have a significant impact on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 2 - Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements Not Yet Adopted (Continued)
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls reference rate reform, if certain criteria are met. An entity that makes this election would not have to re-measure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which provides optional temporary guidance for entities transitioning away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates (IBORs) to new references rates so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions within Topic 848. ASU 2021-01 clarifies that the derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848. ASU 2021-01 is effective immediately for all entities. Entities may elect to apply the amendments on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final update, up to the date that financial statements are available to be issued. The amendments in this update do not apply to contract modifications made, as well as new hedging relationships entered into, after December 31, 2022, and to existing hedging relationships evaluated for effectiveness for periods after December 31, 2022, except for certain hedging relationships existing as of December 31, 2022, that apply certain optional expedients in which the accounting effects are recorded through the end of the hedging relationship. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2020 and 2019, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2020	2019
Net Income	$3,245,000	$2,477,000

Weighted average shares outstanding – basic	1,975,836	1,956,612
Effect of dilutive common stock equivalents	36,563	48,826
Adjusted weighted average shares outstanding – diluted	2,012,399	2,005,438

Basic earnings per share	$1.64	$1.27
Diluted earnings per share	$1.61	$1.24

Note 4 – Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2020 and 2019 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2020	2019
Balance beginning of the year	$20	$(2)

Other comprehensive income before reclassifications	98	19
Amount reclassified from accumulated other comprehensive income (loss)	--	3
Total other comprehensive income	98	22

Balance end of the year	$118	$20
_______________________
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the years ended December 31, 2020 and 2019 (in thousands):

	Amount Reclassified from Accumulated
Details About Other Comprehensive Income	Other Comprehensive Income (Loss)(1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,
	2020	2019
Unrealized losses on investment securities available for sale	$--	$(4)	Loss on sales of investment securities
	--	1	Income taxes
	$--	$(3)
_______________________
(1)	Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 5 – Investment in Interest-Earning Time Deposits
The investment in interest-earning time deposits as of December 31, 2020 and 2019, by contractual maturity, is shown below (in thousands):

	2020	2019
Due in one year or less	$4,006	$2,026
Due after one year through five years	5,457	8,146
Total	$9,463	$10,172

Note 6 – Investment Securities Available for Sale
The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2020 and 2019 are summarized below (in thousands):
	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$4,887	$27	$(1)	$4,913
Federal National Mortgage Association securities	183	6	--	189
Total mortgage-backed securities	5,070	33	(1)	5,102
Debt securities:
Corporate notes	5,506	117	--	5,623
Total available-for-sale-securities	$10,576	$150	$(1)	$10,725

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$5,841	$13	$(1)	$5,853
Federal National Mortgage Association securities	258	2	--	260
Total mortgage-backed securities	6,099	15	(1)	6,113
Debt securities:
Corporate notes	1,500	10	--	1,510
Total available-for-sale-securities	$7,599	$25	$(1)	$7,623

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2020, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after five through ten years	$5,506	$5,102
Due after ten years	5,070	5,623
Total	$10,576	$10,725

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 6 – Investment Securities Available for Sale (Continued)
The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2020 and 2019 (in thousands):

	December 31, 2020
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	1	$681	$(1)	$--	$--	$681	$(1)

	December 31, 2019
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	4	$2,295	$(1)	$--	$--	$2,295	$(1)

At December 31, 2020, there was one security in an unrealized loss position that at such date had an aggregate depreciation of 0.13% from the Company’s amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. Management does not believe any individual unrealized loss as of December 31, 2020 represents an other-than-temporary impairment. There were no impairment charges recognized during the year ended December 31, 2020 or 2019.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2020	December 31, 2019
Real estate loans:
One-to-four family residential:
Owner occupied	$7,528	$6,298
Non-owner occupied	38,884	39,897
Total one-to-four family residential	46,412	46,195
Multi-family (five or more) residential	24,043	22,233
Commercial real estate	131,820	119,323
Construction	4,775	12,523
Home equity	3,788	3,726
Total real estate loans	210,838	204,000

Commercial business	154,387	45,745
Other consumer	17	22
Total Loans	365,242	249,767

Deferred loan fees and costs	(3,059)	(844)
Allowance for loan losses	(3,061)	(2,231)
Net Loans	$359,122	$246,692

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$6,942	$415	$171	$--	$7,528
One-to-four family residential non-owner occupied	38,567	--	317	--	38,884
Multi-family residential	24,043	--	--	--	24,043
Commercial real estate	129,236	2,292	292	--	131,820
Construction	4,775	--	--	--	4,775
Home equity	3,788	--	--	--	3,788
Commercial business	154,387	--	--	--	154,387
Other consumer	17	--	--	--	17
Total	$361,755	$2,707	$780	$--	$365,242

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

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2020 as well as the average recorded investment and related interest income for the year then ended (in thousands):

December 31, 2020
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$171	$178	$--	$171	$1
One-to-four family residential non-owner occupied	19	19	--	19	3
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	1
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$171	178	$--	$171	$1
One-to-four family residential non-owner occupied	19	19	--	19	3
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	1
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$321	$328	$--	$321	$5

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2020, the Company had two loans totaling $150,000 that were identified as troubled debt restructurings.  One of these loans was performing in accordance with its modified terms and one was on non-accrual as of December 31, 2020.  During the year ended December 31, 2020, no new loans were identified as TDRs.  At December 31, 2019, the Company had two loans totaling $151,000 that were identified as troubled debt restructurings.  Both of these loans were performing in accordance with their modified terms.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the Company’s TDR loans as of December 31, 2020 and 2019 (dollar amounts in thousands):

December 31, 2020
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	19	19	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	131	--	131	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$150	$19	$131	$--

December 31, 2019
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	19	--	19	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	132	--	132	4
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$151	$--	$151	$4

The contractual aging of the TDRs in the tables above as of December 31, 2020 and 2019 is as follows (in thousands):

December 31, 2020
	Current	Past Due 30-89 Days	Greater than 90 Days and Accruing	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	19	19
Multi-family residential	--	--	--	--	--
Commercial real estate	131	--	--	--	131
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$131	$--	$--	$19	$150

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

December 31, 2019
	Current	Past Due 30-89 Days	Greater than 90 Days and Accruing	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	19	--	--	19
Multi-family residential	--	--	--	--	--
Commercial real estate	132	--	--	--	132
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$132	$19	$--	$--	$151

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2020 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2020 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2020 (in thousands):

	December 31, 2020
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$52	$351	$145	$854	$250	$19	$500	$60	$2,231
Charge-offs	--	--	--	--	--	--	--	--	--
Recoveries	--	--	--	--	--	--	--	--	--
Provision	36	11	84	433	(188)	1	263	190	830
Ending balance	$88	$362	$229	$1,287	$62	$20	$763	$250	$3,061
Ending balance evaluated
for impairment:
Individually	$--	$--	$--	$--	$--	$--	$--	$--	$-
Collectively	$88	$362	$229	$1,287	$62	$20	763	$250	$3,061
Loans receivable:
Ending balance	$7,528	$38,884	$24,043	$131,820	$4,775	$3,788	$154,404		$365,242
Ending balance evaluated
for impairment:
Individually	$171	$19	$--	$131	$--	$--	$--		$321
Collectively	$7,357	$38,865	$24,043	$131,689	$4,775	$3,788	$154,404		$364,921

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The Bank allocated increased allowance for loan loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2020, due primarily to changes in volume and qualitative factors in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class for the year ended December 31, 2020, due primarily to changes in qualitative and quantitative factors in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the multi-family loan portfolio class for the year ended December 31, 2020, due primarily to changes in qualitative factors in this portfolio class.  The Bank allocated decreased allowance for loan loss provisions to the construction loan portfolio class for the year ended December 31, 2020, due primarily to changes in quantitative and qualitative factors in this portfolio class. In general, the primary driver of the increase in qualitative factors was the economic trends factor associated with the COVID-19 pandemic.  In this regard, the Bank increased the unallocated component of the allowance for the year ended December 31, 2020 to cover uncertainties that could affect management’s estimate of probable losses primarily associated with the COVID-19 pandemic.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020	December 31, 2019
One-to-four family residential owner occupied	$171	$172
One-to-four family residential non-owner occupied	19	--
Multi-family residential	--	--
Commercial real estate	--	--
Construction	--	--
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$190	$172

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $643,000 and $362,000 at December 31, 2020 and 2019, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2020 and 2019 there was no interest income recognized on non-accrual loans on a cash basis.  Interest income foregone on non-accrual loans was approximately $1,000 and $10,000 for the years ended December 31, 2020 and 2019, respectively.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$822	$171	$993	$6,535	$7,528	$--
One-to-four family residential non-owner occupied	189	66	255	38,629	38,884	66
Multi-family residential	1,947	--	1,947	22,096	24,043	--
Commercial real estate	569	387	956	130,864	131,820	387
Construction	1,783	--	1,783	2,992	4,775	--
Home equity	--	--	--	3,788	3,788	--
Commercial business	574	--	574	153,813	154,387	--
Other consumer	--	--	--	17	17	--
Total	$5,884	$624	$6,508	$358,734	$365,242	$453

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2019
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$1,199	$172	$1,371	$4,927	$6,298	$--
One-to-four family residential non-owner occupied	1,069	--	1,069	38,828	39,897	--
Multi-family residential	--	--	--	22,233	22,233	--
Commercial real estate	986	190	1,176	118,147	119,323	190
Construction	1,120	--	1,120	11,403	12,523	--
Home equity	--	--	--	3,726	3,726	--
Commercial business	66	--	66	45,679	45,745	--
Other consumer	--	--	--	22	22	--
Total	$4,440	$362	$4,802	$244,965	$249,767	$190

Note 8 - Premises and Equipment
The components of premises and equipment at December 31, 2020 and 2019 are as follows (in thousands):
	2020	2019
Land and land improvements	$292	$292
Buildings	1,553	1,695
Leasehold improvements	564	441
Furniture, fixtures and equipment	1,827	1,444
	4,236	3,872
Accumulated depreciation	(1,895)	(1,646)
Premises and equipment, net	$2,341	$2,226

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to approximately $249,000 and $200,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2020 was $271,000, net of accumulated amortization of $214,000.  Amortization expense for both years ended December 31, 2020 and 2019 amounted to approximately $49,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 9 – Goodwill and Other Intangible, Net (Continued)
Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):
2021	$49
2022	49
2023	49
2024	49
2025	49
Thereafter	26
Total	$271

Note 10 - Deposits
Deposits and the weighted average interest rate at December 31, 2020 and 2019 consist of the following (in thousands):
	2020		2019
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Non-interest bearing checking accounts	$54,202	--%	$15,775	--%
Passbook accounts	8	0.16	5	0.15
Savings accounts	1,570	0.20	1,722	0.20
Money market accounts	99,638	0.80	25,504	0.80
Certificate of deposit accounts	199,427	1.49	184,452	2.27
Total	$354,845	1.03%	$227,458	1.87%

A summary of certificates of deposit by maturity at December 31, 2020 is as follows (in thousands):
Years ending December 31:
2021	$101,170
2022	37,688
2023	37,135
2024	16,630
2025	6,804
Total	$199,427

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $29.0 million and $29.9 million at December 31, 2020 and 2019, respectively.

Note 11 - Borrowings
As of December 31, 2020, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $159.7 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $38.2 million and $36.3 million at December 31, 2020 and 2019, respectively.   As of December 31, 2020, Quaint Oak Bank has $613,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia under the discount window program.  There were no borrowings under this facility at December 31, 2020 and 2019.  The Bank also has borrowing capacity with the FRB under the PPPLF program in the amount of the outstanding pledged PPP loans that totaled $93.3 million at December 31, 2020. Quaint Oak Bank’s outstanding advances with the FRB under the PPPLF program were $48.1 million as of December 31, 2020.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 11 – Borrowings (Continued)
Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2020 and 2019 (dollars in thousands):

	At or For the Year Ended December 31,
	2020	2019
FHLB short-term borrowings:
Average balance outstanding	$3,292	$5,585
Maximum amount outstanding at any month-end during the period	20,000	11,000
Balance outstanding at end of period	10,000	10,000
Average interest rate during the period	1.12%	2.52%
Weighted average interest rate at end of period	0.41%	1.81%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2020 and 2019 (in thousands):

	December 31, 2020		December 31, 2019
		Weighted		Weighted
		Interest		Interest
Fixed rate borrowings maturing:	Amount	Rate	Amount	Rate
2020	$--	--%	$2,000	2.00%
2021	5,000	2.20	5,000	2.20
2022	7,171	2.10	7,171	2.10
2023	7,000	2.16	7,000	2.16
2024	6,167	2.05	5,100	2.28
2025	2,855	1.25	--	--
Total FHLB long-term debt	$28,193	2.03%	$26,271	2.16%

Federal Reserve Bank long-term borrowings increased to $48.1 million at December 31, 2020 compared to zero at December 31, 2019 as the Company borrowed this amount to fund PPP loans under the Federal Reserve’s Paycheck Protection Program Liquidity Facility (PPPLF).  Under the PPPLF the Company pledged certain PPP loans as collateral and borrowed from the Federal Reserve at a rate of 0.35% that is fixed for two years. These borrowings are paid off as the PPP loans pledged as collateral are forgiven through the SBA PPP loan forgiveness program.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 12 – Subordinated Debt (Continued)
The balance and unamortized issuance costs of subordinated debt at December 31, 2020 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$111	$7,899
All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.
Note 13 - Income Taxes
The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows (in thousands):
	2020	2019
Federal:
Current	$1,442	$724
Deferred	(566)	(41)
Total federal	876	683
State, current	416	267
Total	$1,292	$950

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2020 and 2019, respectively, as follows (in thousands):
	2020		2019
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$953	21.0%	$719	21.0%
State tax, net of federal benefit	328	7.2	211	6.2
Stock compensation expense	23	0.5	30	0.9
Other	(12)	(0.3)	(10)	(0.2)
Total	$1,292	28.4%	$950	27.9%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 13 - Income Taxes (Continued)
The components of the net deferred tax asset at December 31, 2020 and 2019 are as follows (in thousands):
	2020	2019
Deferred tax assets:
Allowance for loan losses	$643	$468
Deferred loan fees	642	177
Stock-based compensation	6	8
Interest on non-accrual loans	3	2
Organization cost	-	1
Total deferred tax assets	1,294	656

Deferred tax liabilities:
Bank premises and equipment	(168)	(100)
Unrealized gain on investment securities available for sale	(31)	(5)
Intangible	(17)	(13)
Total deferred tax liabilities	(216)	(118)

Net Deferred Tax Asset	$1,078	$538

The net deferred tax asset at December 31, 2020 and 2019 of $1.1 million and $538,000, respectively, is included in other assets.  No valuation allowance was established at December 31, 2020 and 2019, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company’s then outstanding common stock in the open market during 2007.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate of 7.75% per annum, with principal and interest to be paid quarterly in equal installments over 15 years pursuant to the terms of the original note. The loan is secured by the unallocated shares of common stock held by the ESOP.  As of December 31, 2020, there were three quarterly payments remaining on the 2007 loan.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2020 and 2019, the Company recognized $173,000 and $186,000 of ESOP expense, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 14 – Stock Compensation Plans (Continued)

The following table represents the components of the ESOP shares at December 31, 2020 and 2019:

	2020	2019
Allocated shares	179,507	180,959
Unreleased shares	10,821	25,249
Total ESOP shares	190,328	206,208

Fair value of unreleased shares (in thousands)	$160	$372

Stock Incentive Plans

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

As of December 31, 2020 a total of 28,266 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and 1,200 share awards under the 2013 Stock Incentive Plan.  The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

Recognition and Retention and Stock Incentive Plans

A summary of option activity under the Company’s Option Plan and 2013 and 2018 Stock Incentive Plans as of December 31, 2020 and 2019 and changes during the year ended December 31, 2020 and 2019 is as follows:

	2020		2019
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	38,887	$13.30	48,608	$13.30
Granted	--	--	--	--
Vested	(9,421)	13.30	(9,721)	13.30
Forfeited	(1,200)	13.30	--	--
Unvested at the end of the year	28,266	$13.30	38,887	$13.30

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During both of the years ended December 31, 2020 and 2019, the Company recognized approximately $129,000 of compensation expense.  A tax benefit of approximately $27,000 was recognized during both of the years ended December 31, 2020 and 2019. As of December 31, 2020, approximately $307,000 in additional compensation expense will be recognized over the remaining service period of approximately 2.4 years.

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

All incentive stock options issued under the Option Plan and the 2013 and 2018 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

As of December 31, 2020, a total of 240,636 grants of stock options were outstanding under the Option Plan and 2013 and 2018 Stock Incentive Plans and 37,250 stock options were available for future grant under the 2018 Stock Incentive Plan, 3,200 stock options under the 2013 Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and Stock Incentive Plan for the years ended December 31, 2020 and 2019 and changes during the years ended December 31, 2020 and 2019 is as follows:

	2020			2019
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	256,336	$10.87	6.0	279,836	$10.64	6.8
Granted	--	--	--	--	--	--
Exercised	(12,500)	8.10	--	(23,500)	8.10	--
Forfeited	(3,200)	13.30	--	--	--	--
Outstanding at the end of the period	240,636	$10.98	5.5	256,336	$10.87	6.0
Exercisable at the end of the period	161,054	$9.84	5.4	147,027	$9.07	4.8

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

At December 31, 2020, the aggregate intrinsic value of options outstanding was $906,000 and options exercisable was $791,000.  At December 31, 2019, the aggregate intrinsic value of the options outstanding was $994,000 on and options exercisable was $836,000. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2020 and December 31, 2019. This amount changes based on changes in the market value of the Company’s common stock.

During both the years ended December 31, 2020 and 2019, approximately $44,000 in compensation expense on stock options was recognized.  A tax benefit of approximately $2,000, was recognized during each of these periods. As of December 31, 2020, approximately $105,000 in additional compensation expense will be recognized over the remaining service period of approximately 2.4 years.

Note 15 - Transactions with Executive Officers and Directors
Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2020 and 2019, respectively.

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
A summary of the Company’s financial instrument commitments at December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Commitments to originate loans	$17,631	$10,184
Unfunded commitments under lines of credit	22,431	15,181
Standby letters of credit	1,621	38

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

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid.  These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets.  The lease cost associated with the operating leases was $208,000 for the year ending December 31, 2020 and $139,000 for the year ending December 31, 2019.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Corporation’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2020.

Operating
Weighted average remaining term (years)	11.0
Weighted average discount rate	3.09%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 17 – Leases (Continued)
The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2020, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2021	$207
2022	213
2023	219
2024	308
2025	219
2026 and thereafter	1,111
Total undiscounted cash flows	2,277
Discount on cash flows	(440)
Total lease liabilities	$1,837

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2020, the Corporation had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $255,000 in 2020 and $187,000 in 2019.

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
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2020, that the Bank meets all capital adequacy requirements to which it is subject.
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
On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital.  As of December 31, 2020 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2020 that management believes have changed the Bank’s category.   The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

The Bank’s actual capital amounts and ratios at December 31, 2020 and 2019 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2020:
Total capital (to risk-weighted assets)	$37,084	14.52%	≥$20,438	≥8.00%	≥$25,548	≥10.00%
Tier 1 capital (to risk-weighted assets)	33,996	13.31	≥ 15,329	≥6.00	≥ 20,438	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	33,996	13.31	≥ 11,496	≥4.50	≥ 16,606	≥ 6.50
Tier 1 capital (to average assets)	33,996	8.56	≥ 15,889	≥4.00	≥ 19,861	≥ 5.00
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2019:
Total capital (to risk-weighted assets)	$33,087	14.41%	≥$18,373	≥8.00%	≥$22,966	≥10.00%
Tier 1 capital (to risk-weighted assets)	30,829	13.42	≥ 13,780	≥6.00	≥ 18,373	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	30,829	13.42	≥ 10,335	≥4.50	≥ 14,928	≥ 6.50
Tier 1 capital (to average assets)	30,829	10.35	≥ 11,915	≥4.00	≥ 14,894	≥ 5.00

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
In 2020, the Bank paid a total of $500,000 in cash dividends to the Company.  In 2019, the Bank did not pay cash dividends to the Company. At December 31, 2020, the Bank’s retained net income for the years ended December 31, 2020 and 2019 less the dividends declared and paid during those periods, totaled $6.0 million.

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

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 18 of the Company’s 2020 Form 10-K, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses.  The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk.  Loans are considered a Level 3 classification.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2020 (in thousands):

	December 31, 2020
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$4,913	$--	$4,913	$--
Federal National Mortgage Association mortgage-backed securities	189	--	189	--
Corporate notes	5,623	--	5,623	--
Total investment securities available for sale	$10,725	$--	$10,725	$--
Total recurring fair value measurements	$10,725	$--	$10,725	$--

Nonrecurring fair value measurements
Impaired loans	$321	$--	$--	$321
Other Real Estate Owned	286	--	--	286
Total nonrecurring fair value measurements	$607	$--	$--	$607

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2019 (in thousands):
	December 31, 2019
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$5,853	$--	$5,853	$--
Federal National Mortgage Association mortgage-backed securities	260	--	260	--
Corporate notes	1,510	--	1,510	--
Total investment securities available for sale	$7,623	$--	$7,623	$--
Total recurring fair value measurements	$7,623	$--	$7,623	$--

Nonrecurring fair value measurements
Impaired loans	$319	$--	$--	$319
Other Real Estate Owned	1,824	--	--	1,824
Total nonrecurring fair value measurements	$2,143	$--	$--	$2,143

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)
The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2020 and 2019 (dollars in thousands):

	December 31, 2020
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$321	Appraisal of collateral (1)	Appraisal adjustments (2)	8% (8%)

Other real estate owned	$286	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12% (12%)

	December 31, 2019
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$319	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-3% (1%)

Other real estate owned	$1,824	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12% (12%)

_______________
(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.

(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.  The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2020 and 2019 (in thousands):

			Fair Value Measurements at
			December 31, 2020
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$9,463	$10,536	$--	$--	$10,536
Loans held for sale	53,191	62,396	--	62,396	--
Loans receivable, net	359,122	363,527	--	--	363,527

Financial Liabilities
Deposits	354,845	358,112	155,417	--	202,695
FHLB long-term borrowings	28,193	28,284	--	--	28,284
FRB long-term borrowings	48,134	48,126	-	-	48,126
Subordinated debt	7,899	8,283	-	-	8,283

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2020			2019
	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated
Net Interest Income	$11,190	$(355)	$10,835	$8,845	$(160)	$8,685
Provision for Loan Losses	830	--	830	303	--	303
Net Interest Income after Provision for Loan Losses	10,360	(355)	10,005	8,542	(160)	8,382

Non-Interest Income
Mortgage banking and title abstract fees	923	656	1,579	649	503	1,152
Real estate sales commissions, net	159	--	159	180	--	180
Insurance commissions	490	--	490	419	--	419
Other fees and services charges	109	--	109	68	--	68
Income from bank-owned life insurance	80	--	80	80	--	80
Net gain on loans held for sale	--	4,320	4,320	1	3,013	3,014
Gain on the sale of SBA loans	115	--	115	265	--	265
Loss on sale of investment securities available for sale	--	--	--	(4)	--	(4)
(Loss) gain on sales and write-downs of other real estate owned	(197)	--	(197)	(221)	--	(221)
Total Non-Interest Income	1,679	4,976	6,655	1,437	3,516	4,953

Non-Interest Expense
Salaries and employee benefits	6,980	1,447	8,427	5,768	1,179	6,947
Directors’ fees and expenses	232	--	232	223	--	223
Occupancy and equipment	631	282	913	478	214	692
Data processing	470	247	717	366	142	508
Professional fees	501	40	541	357	59	416
FDIC deposit insurance assessment	121	--	121	15	--	15
Other real estate owned expenses	42	--	42	22	--	22
Advertising	92	21	113	140	55	195
Amortization of other intangible	49	--	49	49	--	49
Other	909	59	968	780	61	841
Total Non-Interest Expense	10,027	2,096	12,123	8,198	1,710	9,908

Pretax Segment Profit	$2,012	$2,525	$4,537	$1,781	$1,646	$3,427

Segment Assets	$422,230	$61,845	$484,075	$286,986	$15,554	$302,540
___________________
(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s Subsidiaries, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.

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

On January 4, 2021, Quaint Oak Bank, the wholly-owned subsidiary of Quaint Oak Bancorp, Inc., invested $3.0 million for a 51% majority ownership interest in Oakmont Capital Holdings, LLC (“Oakmont”), a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota.  Oakmont has been providing commercial equipment financing and working capital throughout all 50 states since 1998.  Quaint Oak Bank and Oakmont have had an existing business relationship since 2015.  The investment in Oakmont provides additional financial resources to support Oakmont’s national expansion plans within the equipment finance industry as well as support an expansion of Oakmont’s business lines, while adding an equipment finance company to Quaint Oak Bank’s subsidiary companies.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$333	$669
Investment in Quaint Oak Bank	34,766	31,512
Premises and equipment, net	1,513	1,559
Other assets	15	32
Total Assets	$36,627	$33,772

Liabilities and Stockholders’ Equity
Subordinated debt	$7,899	$7,865
Stockholders’ equity	28,728	25,907
Total Liabilities and Stockholders’ Equity	$36,627	$33,772

Statements of Income

	For the Year Ended December 31,
	2020	2019
Income
Dividends from subsidiary	$500	$--
Interest income	2	20
Rental income	339	199
Total Income	841	219

Expenses
Occupancy and equipment expense	96	120
Interest on subordinated debt	520	519
Other expenses	158	161
Total Expenses	774	800

Net Income (Loss) Before Income Taxes	67	(581)
Equity in Undistributed Net Income of Subsidiary	3,087	2,936
Income Tax Benefit	91	122
Net Income	$3,245	$2,477

Comprehensive Income	$3,343	$2,499

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)
Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2020	2019

Operating Activities
Net income	$3,245	$2,477
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed net income in subsidiary	(3,087)	(2,936)
Depreciation expense	53	53
Amortization of subordinated debt issuance costs	34	34
Stock-based compensation expense	346	359
Decrease (increase) in other assets	(52)	(2)
Net cash provided by (used in) operating activities	539	(15)

Investing Activities
Purchase of property and equipment	(7)	(125)
Net cash used in investing activities	(7)	(125)

Financing Activities
Dividends paid	(717)	(676)
Purchase of treasury stock	(349)	(339)
Proceeds from the reissuance of treasury stock	97	38
Proceeds from the exercise of stock options	101	190
Net cash used in financing activities	(868)	(787)

Net Decrease in Cash and Cash Equivalents	(336)	(927)
Cash and Cash Equivalents-Beginning of Year	669	1,596
Cash and Cash Equivalents-End of Year	$333	$669

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
Chief Financial Officer

James J. Clarke, Ph.D.
Clarke Consulting, Principal
Villanova, PA

Andrew E. DiPiero, Jr., Esq.
Attorney with Baratta, Russell & Baratta
Huntingdon Valley, PA

Kenneth R. Gant, MBA
Currently Retired

Ray S. Greenberg, CFP
Financial Expertise, Owner
Feasterville, PA
Director of Quaint Oak Bank Only

Executive Officers

Diane J. Colyer
Senior Vice President & Corporate Secretary
Quaint Oak Bancorp, Inc. and Quaint Oak Bank

William R. Gonzalez
Executive Vice President
Quaint Oak Bank

Aimee K. Ott
Senior Vice President
Quaint Oak Bank

Robert Farrer
Vice President
Risk and Compliance
Information Technology Security Officer
Community Reinvestment Act Officer
Quaint Oak Bank

Quaint Oak Bancorp, Inc.

QUAINT OAK BANK
Main Office:
1 501 Knowles Avenue
Southampton, PA 18966
Regional Offices:
2 1710 Union Boulevard
Allentown, PA 18109
3 117 Spring Garden Street
Philadelphia, PA 19123
MARKET AREA
Northampton County
Lehigh County
7
2
Allentown
Bucks County
Chalfont
4
Southampton
1
Montgomery County
Chester County
8
City of Philadelphia
6
5
3
MINNESOTA
9
St. Paul
PENNSYLVANIA
Harrisburg

Quaint Oak Bancorp, Inc.

1 501 Knowles Avenue
Southampton, PA 18966

Regional Subsidiary Offices

Quaint Oak Abstract Office

2 1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Insurance Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

Quaint Oak Mortgage Offices

1 501 Knowles Avenue
Southampton, PA 18966

2 1710 Union Boulevard
Allentown, PA 18109

5 100 Spring Garden Street
Philadelphia, PA 19123

6 14500 Bustleton Ave
Philadelphia, PA 19116
(Opened January 2021)

7 1244 Hamilton Street
Allentown, PA 18102

Quaint Oak Real Estate Office

2 1710 Union Boulevard
Allentown, PA 18109

Oakmont Capital Services Offices

8 1398 Wilmington Pike, Suite 200
West Chester, PA 19382
(Opened January 2021)

9 131 8th Street South, Suite 1
Albany, MN 56307
(Opened January 2021)