Form 10-K, Exhibit 13
period 2021-12-31
QUAINT OAK BANCORP INC
filed 2022-03-31
CIK 1391933

EXHIBIT 13.0

Quaint Oak Bancorp Inc

A Financial Services Company

Annual Report 2021

QUAINT OAK
BANCORP INC

BANK | ABSTRACT | INSURANCE
MORTGAGE | REAL ESTATE |
OAKMONT CAPITAL SERVICES
OAKMONT COMMERCIAL

21

Fueling the Growth of Business

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2021 Annual Report to Shareholders.

As we emerge from 2021, we mark two years of successfully working remotely. We have, of course, staffed our Banking offices and certain cash management service positions on site. All Team Members, however, have mastered remote communication and service skills at a level not previously imagined. This capability in both IT and human interaction has promoted the continued growth and expansion in our Family of Companies. These skills have provided the financial results presented in this Annual Report as well as providing us the opportunity to grow beyond our immediate market and to expand our talented personnel. Currently, we employ Team Members in fifteen different states and several of our Companies promote business on a nationwide level. As we move into 2022 and as reported previously, the current strategic focus of the Company looks to increase the potential collaboration of the Bank with outside Fintech companies. This avenue offers expansion opportunities that otherwise would not fit within our current size and structure. The year 2021 resulted in a growth in assets at yearend when compared to December 31, 2020 of 14.5%. This growth in assets has continued despite the forgiveness of outstanding PPP loans. At year-end 2021, the outstanding advances under the PPP program had been reduced to $42.9 million with $140.6 million having successfully gone through the forgiveness process.

The increased income results of the Company primarily came from loan production of the Bank providing a net loan balance increase of $99.5 million, including loans held for sale. This increase in outstanding loan balance was accompanied by a reduction in our deposit funding costs of 86 basis points, driving down our overall deposit cost of funds to an average rate of 0.86% for the year ended December 31, 2021.

We are very pleased to report that the Company’s net income for the year ended December 31, 2021 was 97.3% higher when compared to year-end 2020.

The Company has repurchased an additional 1,398 shares during the twelve months ended December 31, 2021. To date we have repurchased over 40% of the original shares issued in our initial public offering. As recently announced, the Company declared a quarterly cash dividend of $0.11 per share on the common stock of the Company payable on February 7, 2022, to the shareholders of record at the close of business on January 24, 2022. Additionally, stockholders’ equity increased year over year ending December 31, 2021, by over $8.2 million or approximately 28.5%. As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long-term profitability and payment of dividends reflecting our strong commitment to shareholder value.

Robert T. Strong

President and Chief Executive Officer

Quaint Oak Family of Companies

Quaint Oak Bancorp, Inc.

Quaint Oak Bank

Quaint Oak Abstract, LLC | Quaint Oak Mortgage, LLC | Quaint Oak Real Estate, LLC

Quaint Oak Insurance Agency, LLC

Oakmont Capital Holdings, LLC | Oakmont Commercial, LLC

Fueling the Growth of Business

Quaint Oak Bancorp, Inc.

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2021	2020
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$554,115	$484,075
Cash and cash equivalents	10,705	33,913
Investment in interest-earning time deposits	7,924	9,463
Investment securities available for sale at fair value	4,033	10,725
Loans held for sale	107,823	53,191
Loans receivable, net	403,966	359,122
Federal Home Loan Bank stock, at cost	2,178	1,665
Premises and equipment, net	2,653	2,341
Deposits	447,166	354,845
Federal Home Loan Bank borrowings	49,193	38,193
Subordinated debt	7,933	7,899
Total Quaint Oak Bank Stockholders’ Equity	34,789	28,728
Noncontrolling Interest	2,120	-
Total Stockholders’ Equity	36,909	28,728

Selected Operating Data:
Total interest income	$24,995	$16,323
Total interest expense	4,375	5,488
Net interest income	20,620	10,835
Provision for loan losses	2,201	830
Net interest income after provision for loan losses	18,419	10,005
Total non-interest income	11,982	6,655
Total non-interest expense	21,087	12,123
Income before income taxes	9,314	4,537
Income taxes	2,492	1,292
Net income	$6,822	$3,245
Net income attributable to noncontrolling interest	$418	$-
Net income attributable to Quaint Oak Bancorp, Inc.	$6,404	$3,245

Selected Operating Ratios(1):
Average yield on interest-earning assets	4.78%	4.41%
Average rate on interest-bearing liabilities	1.03	1.74
Average interest rate spread(2)	3.75	2.67
Net interest margin(2)	3.93	2.93
Average interest-earning assets to average interest-bearing liabilities	123.99	117.39
Net interest income after provision for loan losses to non-interest expense	87.35	82.52
Total non-interest expense to average assets	3.89	3.15
Efficiency ratio(3)	69.36	69.32
Return on average assets	1.18	0.84
Return on average equity	20.68	12.16

Quaint Oak Bancorp, Inc.

	At or For the Years Ended December 31,
	2021	2020
Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.00%	0.18%
Non-performing assets as a percent of total assets(5)	0.00	0.19
Non-performing assets and troubled debt restructurings as a percent of total assets	0.03	0.22
Allowance for loan losses as a percent of non-performing loans	n/m*	475.83
Allowance for loan losses as a percent of total loans receivable	1.29	0.85
Net charge-offs to average loans receivable	0.00	0.00

Capital Ratios(4):
Tier 1 leverage ratio	7.41%	8.56%
Common Tier 1 capital ratio	9.45	13.31
Tier 1 risk-based capital ratio	9.45	13.31
Total risk-based capital ratio	10.69	14.52

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

(5)       Non-performing assets consist of non-performing loans at December 31, 2021 and non-performing loans other real estate owned at December 31, 2021 and 2020.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

n/m*    Not meaningful

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

              Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets.  At December 31, 2021, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.   In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure.  Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company. Since January, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota.

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

                Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property, commercial business loans, and to a lesser extent other consumer loans in its market area. At December 31, 2021, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 44.4% and 31.5%, respectively.  At December 31, 2021, commercial business loans include $42.6 million of SBA PPP loans.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit and money market accounts.  At December 31, 2021, certificates of deposit amounted to 40.2% of total deposits compared to 56.2% of total deposits at December 31, 2020.  At December 31, 2021, money market accounts amounted to 44.9% of total deposits compared to 28.1% of total deposits at December 31, 2020.  In conjunction with the expansion of our commercial lending activities, we began offering a business checking account, along with a consumer checking account product in December 2014.  At December 31, 2021, non-interest bearing checking accounts amounted to 14.5% of total deposits compared to 15.3% of total deposits at December 31, 2020. Management anticipates that certificates of deposit, money market accounts and business checking will be the primary sources of funding for Quaint Oak Bank’s assets.

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

Paycheck Protection Program. The CARES Act authorized the Small Business Administration (“SBA”) to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program (“PPP”). As a qualified SBA lender, we were automatically authorized to originate PPP loans and chose to participate. Since March 2020, the Company has continued to work diligently to help support its existing and new customers through the SBA Paycheck Protection Program (“PPP”), loan modifications, loan deferrals and fee waivers. On December 27, 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the “Economic Aid Act”) became law.  The Economic Aid Act opened a new PPP loan period for first loans and implemented a second loan draw for certain PPP borrowers, each through May 31, 2021.  Under the first round the Company funded 854 PPP loans totaling $95.1 million.  As of December 31, 2021, 849 of these first round PPP loans totaling $90.7 million were forgiven under the SBA forgiveness program. Under the second round of PPP the Company funded 985 PPP loans totaling $88.4 million as of December 31, 2021. As of December 31, 2021, 678 of the second round PPP loans totaling $49.9 million have been forgiven under the SBA forgiveness program. For the year ended December 31, 2021, the Company recognized approximately $4.4 million and $996,000 of deferred loan fees amortization related to PPP loans for the years ended December 31, 2021 and December 31, 2020, respectively.

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

                    In April 2020, the Bank received approval to borrow from the FRB under the PPPLF program to assist in funding PPP loans.  Through December 31, 2021, the Bank used the FRB program to fund $52.1 million of PPP loans.  The Bank paid off approximately $48.2 million of PPP loans pledged as collateral under the PPPLF program and had $3.9 million of outstanding advances with the FRB at December 31, 2021.  Through December 31, 2021 the Bank has not used the PPPLF program to fund any round two PPP loans.

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

                   The Bank addresses loan payment modification requests on a case-by-case basis considering the effects of the COVID-19 pandemic, related economic slow-down and stay-at-home orders on our customer and their current and projected cash flows through the term of the loan. Through December 31, 2021, the Bank modified 231 loans with principal balances totaling $90.6 million representing approximately 21.9% of our December 31, 2021 loan balances. A majority of deferrals are two-month payment deferrals of principal and interest, with payments after deferral increased to collect amounts deferred. In some cases, certain loans were granted additional deferrals.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

               Details with respect to total loan payment modifications made through December 31, 2021 are as follows:

	Number of COVID-19 Deferments	Balance (in thousands)	Percent of Total Loans at December 31, 2021
One-to-four family residential owner occupied	5	$2,070	21.2%
One-to-four family residential non-owner occupied	50	8,566	22.1
Multi-family residential	12	9,042	30.8
Commercial real estate	97	55,274	30.1
Construction	1	702	4.4
Home equity	4	254	5.4
Commercial business	62	14,685	11.2
Total	231	$90,593	21.9%

               Of the 231 loans granted loan payment deferrals through December 31, 2021, two loans are still on deferral as of December 31, 2021.

               Details with respect to loan payment deferrals still on deferral as of December 31, 2021 are as follows:

	As of December 31, 2021
	Number of COVID-19 Deferments	Balance (in thousands)	Percent of Total Loans at December 31, 2021
Commercial business	2	$3,797	0.9%
Total	2	$3,797	0.9%

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

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $750,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

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

Comparison of Financial Condition at December 31, 2021 and December 31, 2020

General. The Company’s total assets at December 31, 2021 were $554.1 million, an increase of $70.0 million, or 14.5%, from $484.1 million at December 31, 2020. This growth in total assets was primarily due to a $54.6 million, or 102.7%, increase in loans held for sale, and a $44.8 million, or 12.5%, increase in loans receivable, net. These increases were partially offset by a $23.2 million, or 68.4%, decrease in cash and cash equivalents and a $6.7 million, or 62.4%, decrease in investment securities available for sale at fair value. The largest increases within the loan portfolio occurred in commercial real estate which increased $52.0 million, or 39.4%, construction loans which increased $11.1 million, or 231.8%, multi-family residential loans which increased $5.3 million, or 22.0%, and one-to-four family owner occupied loans which increased $2.3 million, or 29.9%. The increases within the loan portfolio were partially offset by a decrease in commercial business loans which decreased $24.8 million, or 16.1%.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash and Cash Equivalents.  Cash and cash equivalents decreased $23.2 million, or 68.4%, from $33.9 million at December 31, 2020 to $10.7 million at December 31, 2021 as excess liquidity was used to fund loans.

Investment Securities Available for Sale.  Investment securities available for sale decreased $6.7 million, or 62.4%, from $10.7 million at December 31, 2020 to $4.0 million at December 31, 2021 as the Company sold four corporate notes totaling $5.5 million and realized $362,000 of gains on the transactions.

Loans Held for Sale. Loans held for sale increased $54.6 million, or 102.7%, from $53.2 million at December 31, 2020 to $107.8 million at December 31, 2021 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $225.7 million of one-to-four family residential loans during the year ended December 31, 2021 and sold $261.5 million of loans in the secondary market during this same period. Additionally, the Bank reclassified $17.4 million of equipment loans from loans receivable, net, to loans held for sale, received $9.8 million of loans held for sale from the formation of Oakmont Capital Holdings LLC, and originated $164.3 million in equipment loans held for sale during the year ended December 31, 2021. During the year ended December 31, 2021 the Company sold $101.1 million of equipment loans.

Loans Receivable, Net.  Loans receivable, net, increased $44.8 million, or 12.5% funded primarily from deposits, excess liquidity and FHLB borrowings. Increases within the portfolio consisted of commercial real estate which increased $52.0 million, or 39.4%, construction loans which increased $11.1 million, or 231.8%, multi-family residential loans which increased $5.3 million, or 22.0%, and one-to-four family owner occupied loans which increased $2.3 million, or 29.9%. The increases within the loan portfolio were partially offset by a decrease in commercial business loans which decreased $24.8 million, or 16.1%. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock.  Federal Home Loan Bank stock increased $513,000, or 30.8%, from $1.7 million at December 31, 2020 to $2.2 million at December 31, 2021 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance.  The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs.  The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.1 million at both December 31, 2021 and 2020.

Premises and Equipment, Net.  Premises and equipment, net, increased $312,000, or 13.3%, to $2.7 million at December 31, 2021 from $2.3 million at December 31, 2020. The increase was due primarily to technology upgrades.

Goodwill and Other Intangible, Net.  Goodwill increased $2.1 million, or 399.6%, from $515,000 at December 31, 2020 to $2.6 million at December 31, 2021, due to the recognition of $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC in January 2021. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.  The balance of other intangible asset at December 31, 2021 was $222,000, net of accumulated amortization of $263,000.

                Other Real Estate Owned, Net. There was no other real estate owned (OREO) at December 31, 2021. During the year ended December 31, 2021, the Company held one property that was collateral for a non-performing construction loan. During the year ended December 31, 2021, the Company made $350,000 of capital improvements to the property, sold the property totaling $636,000, and realized a net loss of $73,000.  Non-performing assets amounted to $9,000 at December 31, 2021 compared to $929,000, or 0.19%, of total assets at December 31, 2020.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prepaid Expenses and Other Assets. Prepaid expenses and other assets decreased $713,000, or 13.0%, to $4.8 million at December 31, 2021 from $5.5 million at December 31, 2020, due primarily to a $1.9 million decrease in receivables due from wholesalers on the sale of mortgage loans. This decrease was also partially offset by a $506,000 net increase in the right-of-use asset driven by the capitalization of  the Company’s 117-12 Spring Garden Street, Philadelphia, Pennsylvania lease in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). This decrease was partially offset by a $362,000 increase in the net deferred tax asset.

Deposits. Total deposits increased $92.3 million, or 26.0%, to $447.2 million at December 31, 2021 from $354.8 million at December 31, 2020. This increase in deposits was primarily attributable to increases of $101.0 million, or 101.4%, in money market accounts, $10.5 million, or 19.4% in non-interest bearing checking accounts, and $2,000, or 25.0% in passbook accounts, partially offset by a decrease of $19.5 million, or 9.8%, in certificates of deposit, and a decrease of $258,000, or 16.4%, in savings accounts. The increase in money market accounts was primarily due to the attractive rate that the Company offered as customers looked for a non-maturing deposit product in a rising interest rate environment.

Borrowings. During the year ended December 31, 2021, the Company used excess liquidity to pay down $10.0 million of FHLB short-term and $5.0 million of FHLB long-term borrowings. During 2021, the Company borrowed $26.0 million of short-term FHLB advances to provide additional liquidity in anticipation of loan funding needs. Federal Reserve Bank (FRB) long-term borrowings decreased $44.2 million, or 91.9%, to $3.9 million at December 31, 2021 from $48.1 million at December 31, 2020 as the Company paid off PPP loans pledged as collateral under the FRB’s Paycheck Protection Program Liquidity Facility (PPPLF).  The Company did not utilize the FRB’s PPPLF to fund second round PPP loans.

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50%. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $7.9 million at both December 31, 2021 and 2020.

Accrued Expenses and Other Liabilities. Accrued expenses and other liabilities increased $2.6 million, or 74.7%, to $6.0 million at December 31, 2021 from $3.4 million at December 31, 2020, due primarily to a $547,000, or 29.8%, increase in lease liability driven by the capitalization of the Company’s 117-12 Spring Garden Street, Philadelphia, Pennsylvania lease in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase in accrued expenses and other liabilities is $260,000 in accrued bonus expense and a $102,000 increase in the net tax liability.  In addition, accrued expenses and other liabilities increased as a result of Oakmont’s results for the year ended December 31, 2021.  The remainder of the increase is attributable to an increase in other expense accruals.

                Stockholders’ Equity. Total stockholders’ equity increased $8.2 million, or 28.5%, to $36.9 million at December 31, 2021 from $28.7 million at December 31, 2020.  Contributing to the increase was net income for the year ended December 31, 2021 of $6.4 million, noncontrolling interest of $1.7 million, net income attributable to noncontrolling interest of $418,000, common stock earned by participants in the employee stock ownership plan of $265,000, amortization of stock awards and options under our stock compensation plans of $168,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $96,000 and the reissuance of treasury stock for exercised stock options of $87,000. These increases were partially offset by dividends paid of $839,000, other comprehensive loss, net of $95,000, and the purchase of treasury stock of $25,000.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2021 and 2020

General.  Net income amounted to $6.4 million for the year ended December 31, 2021 compared to $3.2 million for the year ended December 31, 2020, an increase of $3.2 million, or 97.3%.  The increase was primarily the result of an increase in net interest income of $9.8 million and an increase in non-interest income of $5.3 million, partially offset by an increase in non-interest expense of $9.0 million, an increase in the provision for loan losses of $1.4 million and an increase in the provision for income taxes of $1.2 million.

Net Interest Income.  Net interest income increased $9.8 million, or 90.3%, to $20.6 million for the year ended December 31, 2021 from $10.8 million for the year ended December 31, 2020.  The increase in net interest income was driven by an $8.7 million, or 53.1% increase in interest income and a $1.1 million, or 20.3%, decrease in interest expense.

                Interest Income.  Interest income increased $8.7 million, or 53.1%, to $25.0 million for the year ended December 31, 2021 from $16.3 million for the year ended December 31, 2020.  The increase in interest income was primarily due to a $151.6 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $332.1 million for the year ended December 31, 2020 to an average balance of $483.7 million for the year ended December 31, 2021, and had the effect of increasing interest income $7.1 million. The increase in interest income was also due to a 37 basis point increase in the yield on average loans receivable, net, including loans held for sale, which increased from 4.71% for the year ended December 31, 2020 to 5.10% for the year ended December 31, 2021, and had the effect of increasing interest income $1.8 million. The increase in interest income was partially offset by a $263,000, or 39.5%, decrease in interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock.

                Interest Expense.  Interest expense decreased $1.1 million, or 20.3%, to $4.4 million for the year ended December 31, 2021 from $5.5 million for the year ended December 31, 2020.  The decrease in interest expense was primarily attributable to an 82 basis point decrease in rate on average certificate of deposit accounts, which decreased from 1.95% for the year ended December 31, 2020 to 1.13% for the year ended December 31, 2021, and had the effect of decreasing interest expense by $1.5 million. Also contributing to this decrease was a $16.7 million decrease in average certificate of deposit accounts which decreased from an average balance of $195.4 million for the year ended December 31, 2020 to an average balance of $178.7 million for the year ended December 31, 2021, and had the effect of decreasing interest expense $326,000. The decrease in interest expense was partially offset by a $126.8 million increase in average money market accounts which increased from $47.4 million at December 31, 2021 to $174.1 million at December 31, 2021 and had the effect of increasing interest expense $1.1 million. The average interest rate spread decreased from 2.67% for the year ended December 31, 2020 to 3.75% for the year ended December 31, 2021 while the net interest margin decreased from 2.93% for the year ended December 31, 2020 to 3.93% for the year ended December 31, 2021. The Company also experienced strong growth in average non-interest bearing deposits, which increased 107.7% at December 31, 2021, compared to December 31, 2020. Interest expense on deposits continues to be actively managed to lower costs.

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

	Year Ended December 31,
	2021				2020
	Average Balance	Interest		Average Yield/ Rate	Average Balance	Interest		Average Yield/ Rate
	(Dollars In Thousands)
Interest -earning assets:
Due from banks, interest-bearing	$25,076		$30	$0.12%	$17,373		$72	$0.42%
Investment in interest-earning time deposits	8,090		197	2.43	9,760		244	2.50
Investment securities available for sale	5,966		99	1.66	9,383		261	2.78
Loans receivable, net (1) (2)	483,733		24,592	5.10	332,146		15,657	4.71
Investment in FHLB stock	1,652		77	4.67	1,438		89	6.19
Total interest-earning assets	524,517		24,995	4.78%	370,100		16,323	4.41%
Non-interest-earning assets	17,815				14,386
Total assets	$542,332				$384,486
Interest-bearing liabilities:
Passbook accounts	11	$	*	* %	$6	$	*	* %
Savings accounts	1,655		3	0.18	1,826		4	0.22
Money market accounts	174,126		1,048	0.60	47,351		392	0.83
Certificate of deposit accounts	178,721		2,012	1.13	195,401		3,820	1.95
Total deposits	354,513		3,063	0.86	244,584		4,216	1.72
FHLB short-term borrowings	10,405		31	0.30	3,292		37	1.12
FHLB long-term borrowings	25,648		518	2.02	28,979		607	2.09
FRB long-term borrowings	23,266		81	0.35	30,534		108	0.35
Other short-term borrowings	1,300		162	12.46	--		--	--
Subordinated debt	7,915		520	6.57	7,881		520	6.60
Total interest-bearing liabilities	423,047		4,375	1.03%	315,270		5,488	1.74%
Non-interest-bearing liabilities	88,315				42,530
Total liabilities	511,362				$357,800
Stockholders' Equity	30,970				26,686
Total liabilities and Stockholders' Equity	$542,332				$384,486

Net interest-earning assets	$101,470		$20,620	3.75%	$54,830		$10,835	2.67%
Net interest income; average interest reate spread				3.93%				2.93%
Net interest margin (3)
Average interest-earning assets to average
interest-bearing liabilities				123.99%				117.39%

__________________

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

	2021 vs. 2020				2020 vs. 2019
	Increase (Decrease) Due to				Increase (Decrease) Due to
				Total				Total
			Rate/	Increase			Rate/	Increase
	Rate	Volume	Volume	(Decrease)	Rate	Volume	Volume	(Decrease)
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$(52)	$32	$(23)	$(43)	$(298)	$24	$(20)	$(294)
Investment in interest-earning time deposits	(6)	(42)	1	(47)	(28)	3	--	(25)
Investment securities available for sale	(105)	(95)	38	(162)	4	29	--	33
Loans receivable, net (1) (2)	1,229	7,145	561	8,935	(1,937)	5,190	(763)	2,490
Investment in FHLB stock	(22)	14	(3)	(11)	(7)	16	(1)	8
Total interest-earning assets	1,044	7,054	574	8,672	(2,266)	5,262	(784)	2,212
Interest expense:
Passbook accounts	--	--	--	--	--	--	--	--
Savings accounts	--	--	--	--	--	--	--	--
Money market accounts	(108)	1,051	(289)	654	8	158	6	172
Certificate of deposit accounts	(1,619)	(326)	138	(1,807)	(603)	423	(63)	(243)
Total deposits	(1,727)	725	(151)	(1,153)	(595)	581	(57)	(71)
FHLB short-term borrowings	(27)	80	(59)	(6)	(78)	(58)	32	(104)
FHLB long-term borrowings	(22)	(70)	3	(89)	(32)	172	(12)	128
FRB long-term borrowings	(2)	(26)	1	(27)	--	--	108	108
Subordinated debt	(2)	2	--	--	(1)	2	--	1
Other short-term borrowings	--	--	162	162	(1)	2	--	1
Total interest-bearing liabilities	(1,780)	711	(44)	(1,113)	(706)	697	71	62
Increase (decrease) in net interest income	$2,824	$6,343	$618	$9,785	$(1,560)	$4,565	$(855)	$2,150

_______________________

(1)   Includes loans held for sale.

(2)   Includes non-accrual loans during the respective periods.  Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $1.4 million, or 165.2%, from $830,000 for the year ended December 31, 2020 to $2.2 million for the year ended December 31, 2021, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2021.

Non-performing loans at December 31, 2021 consisted of one loan on non-accrual status in the amount of $9,000. Comparably, non-performing loans amounted to $643,000 or 0.18% of net loans receivable at December 31, 2020, consisting of five loans, two loans of which were on nonaccrual status and three loans of which were 90 days or more past due and accruing interest. The non-performing loans at December 31, 2021 consisted of one one-to-four family non-owner occupied residential loan, and is generally well-collateralized or adequately reserved for. The allowance for loan losses as a percent of total loans receivable was 1.29% at December 31, 2021 and 0.85% at December 31, 2020.

                There was no other real estate owned (OREO) at December 31, 2021. During the year ended December 31, 2021, the Company held one property that was collateral for a non-performing construction loan. During the year ended December 31, 2021, the Company made $350,000 of capital improvements to the property, sold the property totaling $636,000, and realized a net loss of $73,000.  Non-performing assets amounted to $9,000 at December 31, 2021 compared to $929,000, or 0.19% of total assets at December 31, 2020.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income.  Non-interest income increased $5.3 million, or 80.0%, from $6.7 million for the year ended December 31, 2020 to $12.0 million for the year ended December 31, 2021.  The increase was primarily attributable to a $2.6 million, or 59.3%, increase in net gain on loans held for sale, a $1.0 million, or 897.4%, increase in gain on the sales of SBA loans, a $920,000, or 58.3%, increase in mortgage banking and title abstract fees, a $362,000 increase in gain on sale of investment securities available for sale, a $146,000, or 133.9%, increase in other fees and service charges, a $124,000, or 62.9%, decrease in loss on sales and write-downs of other real estate owned, a $19,000, or 3.9% increase in insurance commissions, and an $11,000, or 6.9%, increase in real estate sales commissions, net, earned by Quaint Oak Real Estate, a wholly owned subsidiary of Quaint Oak Bank.

                Non-Interest Expense.  Non-interest expense increased $9.0 million, or 73.9%, from $12.1 million for the year ended December 31, 2020 to $21.1 million for the year ended December 31, 2021.  Salaries and employee benefits expense accounted for $7.1 million of the change as this expense increased 84.4%, from $8.4 million for the year ended December 31, 2020 to $15.5 million for the year ended December 31, 2021 due to expanding and improving the level of staff at the Bank and its subsidiary companies, primarily in the area of lending operations.  Occupancy and equipment expense accounted for $708,000 of the change as this expense increased 77.5%, from $913,000 for the year ended December 31, 2020 to $1.6 million for the year ended December 31, 2021.  Other expense accounted for $417,000 of the change as this expense increased 43.1%, from $968,000 for the year ended December 31, 2020 to $1.4 million for the year ended December 31, 2021 due primarily to the increase in subscription costs related to installing a new real estate closing platform at Quaint Oak Abstract, LLC.  Advertising expense increased $238,000, or 210.6%, from $113,000 for the year ended December 31, 2020 to $351,000 for the year ended December 31, 2021. Data processing costs accounted for $184,000 of the change as this expense increased 25.7%, from $717,000 for the year ended December 31, 2020 to $901,000 for the year ended December 31, 2021, due primarily to recurring costs associated with the Bank’s checking and other transaction account products.  Professional fees accounted for $118,000 of the change as this expense increased 21.8%, from $541,000 for the year ended December 31, 2020 to $659,000 for the year ended December 31, 2021, due primarily to increased audit and compliance costs. FDIC deposit insurance assessment increased $210,000, from $121,000 for the year ended December 31, 2020 to $331,000 for the year ended December 31, 2021.  Directors’ fees and expenses accounted for $20,000 of the change as this expense increased 8.6%, from $232,000 for the year ended December 2020 to $252,000 for the year ended December 31, 2021.  Partially offsetting these increases was other real estate owned expense which decreased $42,000, or 100.0%, from $42,000 for the year ended December 31, 2020 to none for the year ended December 31, 2021.

Provision for Income Tax.  The provision for income tax increased $1.2 million, or 92.9%, from $1.3 million for the year ended December 31, 2020 to $2.5 million for the year ended December 31, 2021 due primarily to an increase in pre-tax income for the year ended December 31, 2021.

Operating Segments

The Company’s operations consist of two reportable operating segments: Banking and Mortgage Banking. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. Our Mortgage Banking Segment originates residential mortgage loans which are sold into the secondary market along with the loans’ servicing rights. Detailed segment information appears in Note 20 in the Notes to Consolidated Financial Statements.

Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2021 of $8.7 million, a $6.7 million, or 331.1%, increase from the year ended December 31, 2020.  This increase in PTSP was due to a $9.6 million increase in net interest income and a $6.7 million increase in non-interest income, partially offset by an $8.2 million increase in non-interest expense, and a $1.4 million increase in the provision for loan losses.  The increase in non-interest expense was due primarily to a $6.5 million, or 93.3%, increase in salaries and employee benefits expense, a $691,000, or 109.5%, increase in occupancy and equipment, a $380,000, or 41.8%, increase in other expense, a $210,000 increase in FDIC deposit insurance assessment, a $197,000, or 214.1%, increase in advertising expense, and a $135,000, or 28.7%, increase in data processing expense. The increase in non-interest income was primarily due to a $3.4 million increase in net gain on loans held for sale, a $1.0 million, or 109.9%, increase in mortgage banking and title abstract fees, a $1.0 million increase in gain on the sale of SBA loans, a $362,000 increase in gain on sale of investment securities available for sale, a $149,000 increase in loan servicing income, a $146,000, or 133.9%, increase in other fees and service charges, and a $124,000 decrease in the loss on sales and write-downs of other real estate owned. The $3.4 million in net gain on loans held for sale by our Banking Segment was due to the increase in equipment loans held for sale. The increase in net interest income was primarily attributable to an increase in interest income, driven by higher average loan balances and yields, partially offset by a higher cost of funds.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Mortgage Banking Segment reported a PTSP for the year ended December 31, 2021 of $641,000, an $1.9 million, or 74.6%, decrease from the year ended December 31, 2020.  The decrease in PTSP was primarily due to a $1.3 million decrease in non-interest income which was driven by decreases of $1.2 million in net gain on the sale of loans and $501,000 in processing fees.  Also contributing to this decrease was a $776,000 increase in non-interest expense, partially offset by a $229,000 increase in net interest income.

Exposure to Changes in Interest Rates

                The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2021 and 2020, certificates of deposit amounted to $179.9 million and $199.4 million, respectively, or 32.5% and 41.2%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.”  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a positive 2.6% at December 31, 2021, compared to a positive 2.9% at December 31, 2020.

               The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2021, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2021, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Company’s annual historical prepayment rates are applied to loans.  Money market, savings and passbook accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 40%, 40%, and 20%, respectively.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$9,851	$--	$--	$--	$--	$9,851
Investment in interest-earning time deposits	1,553	2,934	3,437	--	--	7,924
Investment securities available for sale	4,033	--	--	--	--	4,033
Loans held for sale	107,823	--	--	--	--	107,823
Loans receivable (2)	45,096	28,566	72,436	169,915	96,179	412,192
Investment in Federal Home Loan Bank stock	--	--	--	--	2,178	2,178
Total interest-earning assets	$168,356	$31,500	$75,873	$169,915	$98,357	$544,001

Interest-bearing liabilities:
Passbook accounts	$1	$1	$6	$1	$1	$10
Savings accounts	366	366	731	182	182	1,827
Money market accounts	40,138	40,138	80,275	20,069	20,068	200,688
Certificate accounts	20,946	46,627	95,806	16,531	--	179,910
FHLB borrowings	26,000	7,171	7,000	9,022	--	49,193
FRB borrowings	--	3,895	--	--	--	3,895
Subordinated debt	--	--	--	--	7,933	7,933
Total interest-bearing liabilities	$87,451	$98,198	$183,818	$45,805	$28,184	$443,456

Interest-earning assets less interest-bearing liabilities	$80,905	$(66,698)	$(107,945)	$124,110	$70,173

Cumulative interest-rate sensitivity gap (3)	$80,905	$14,207	$(93,738)	$30,372	$100,545

Cumulative interest-rate gap as a percentage of total assets at December 31, 2021	14.6%	2.6%	(16.9)%	5.5%	18.1%

Cumulative interest-earning assets as a percentage of
cumulative interest-bearing liabilities at December 31, 2021	192.5%	107.7%	74.6%	107.3%	122.7%

________________________

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

Liquidity and Capital Resources

            The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2021, the Company’s cash and cash equivalents amounted to $10.7 million.  At such date, the Company also had $4.5 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.  At December 31, 2021, Quaint Oak Bank had outstanding commitments to originate loans of $27.9 million, commitments under unused lines of credit of $38.7 million, and $4.8 million under standby letters of credit.

At December 31, 2021, certificates of deposit scheduled to mature in one year or less totaled $67.6 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

                In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds.  As of December 31, 2021, we had $49.2 million of borrowings from the FHLB and had $276.9 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances.  In addition, as of December 31, 2021 Quaint Oak Bank had $899,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia.  There were no borrowings under this facility at December 31, 2021.  The Bank also has borrowing capacity with the FRB under the PPPLF program in the amount of the outstanding pledged PPP loans that totaled $42.6 million at December 31, 2021. Quaint Oak Bank’s outstanding advances with the FRB under the PPPLF program were $3.9 million as of December 31, 2021.

Total stockholders’ equity increased $8.2 million, or 28.5%, to $36.9 million at December 31, 2021 from $28.7 million at December 31, 2020.  Contributing to the increase was net income for the year ended December 31, 2021 of $6.4 million, noncontrolling interest of $1.7 million, net gain attributable to noncontrolling interest of $418,000, common stock earned by participants in the employee stock ownership plan of $265,000, amortization of stock awards and options under our stock compensation plans of $168,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $96,000 and the reissuance of treasury stock for exercised stock options of $87,000. These increases were partially offset by dividends paid of $839,000, other comprehensive loss, net of $95,000, and the purchase of treasury stock of $25,000. For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively.  At December 31, 2021, Quaint Oak Bank exceeded each of its capital requirements with ratios of 7.41%, 9.45%, 9.45% and 10.69%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements.  For further discussion of the Bank’s regulatory capital requirements, see Note 18 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commitments.  At December 31, 2021, we had unfunded commitments under lines of credit of $38.7 million, $27.9 million of commitments to originate loans, and $4.8 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

                 The following table summarizes our contractual cash obligations at December 31, 2021.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$2,377	$179	315	$291	$1,592
Certificates of deposit	179,910	67,574	96,806	15,530	--
FHLB borrowings	49,193	33,171	16,022	--	--
FRB borrowings	3,895	3,895	--	--	--
Total contractual obligations	$235,375	$104,819	$113,143	$15,821	$1,592

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2021 and 2020; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Quaint Oak Bancorp, Inc.

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company’s loan portfolio totaled $409.2 million as of December 31, 2021, and the associated ALL was $5.3 million. As discussed in Note 7 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in trends in delinquencies and non-accruals, trends in volume and terms of loans, credit concentrations, risk rating, collateral values, experience, ability and depth of lending staff and management, national and local economic trends and conditions, COVID-19 pandemic, quality of loan review system, and lending policies.

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

To test the qualitative adjustments, we evaluated the appropriateness of management’s methodology and assessed whether all relevant risks were reflected in the ALL.

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s historical loan performance data, third-party macroeconomic data, and peer bank data and considered the existence of new or contrary information. We also compared the ALL to a range of historical losses to evaluate the ALL, including the reasonableness of qualitative adjustments. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends, which included the evaluation of management’s ability to capture and assess relevant data from both external sources and internal reports on loan customers affected by the COVID-19 pandemic and the supporting documentation for substantiating revisions to qualitative factors.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania

March 30, 2022

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,	At December 31,
	2021	2020
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$854	$205
Due from banks, interest-bearing	9,851	33,708
Cash and cash equivalents	10,705	33,913
Investment in interest-earning time deposits	7,924	9,463
Investment securities available for sale	4,033	10,725
Loans held for sale	107,823	53,191
Loans receivable, net of allowance for loan losses (2021 $5,262; 2020 $3,061)	403,966	359,122
Accrued interest receivable	3,139	3,054
Investment in Federal Home Loan Bank stock, at cost	2,178	1,665
Bank-owned life insurance	4,137	4,054
Premises and equipment, net	2,653	2,341
Goodwill	2,573	515
Other intangible, net of accumulated amortization	222	271
Other real estate owned, net	--	286
Prepaid expenses and other assets	4,762	5,475
Total Assets	$554,115	$484,075

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$64,731	$54,202
Interest-bearing	382,435	300,643
Total deposits	447,166	354,845
Federal Home Loan Bank short-term borrowings	26,000	10,000
Federal Home Loan Bank long-term borrowings	23,193	28,193
Federal Reserve Bank long-term borrowings	3,895	48,134
Subordinated debt	7,933	7,899
Accrued interest payable	174	362
Advances from borrowers for taxes and insurance	2,856	2,486
Accrued expenses and other liabilities	5,989	3,428
Total Liabilities	517,206	455,347

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,777,250 issued; 2,011,313 and 1,986,528
outstanding at December 31, 2021 and 2020, respectively	28	28
Additional paid-in capital	15,685	15,282
Treasury stock, at cost: 765,937 and 790,722 shares at December 31, 2021 and 2020, respectively	(4,977)	(5,114)
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	--	(51)
Accumulated other comprehensive income	23	118
Retained earnings	24,030	18,465
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	34,789	28,728
Noncontrolling Interest	2,120	--
Total Stockholders’ Equity	36,909	28,728
Total Liabilities and Stockholders’ Equity	$554,115	$484,075

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2021	2020
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans, including fees	$24,592	$15,657
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	403	666
Total Interest Income	24,995	16,323

Interest Expense
Interest on deposits	3,063	4,216
Interest on Federal Home Loan Bank short-term borrowings	31	37
Interest on Federal Home Loan Bank long-term borrowings	518	607
Interest on Federal Reserve Bank long-term borrowings	81	108
Interest on other short-term borrowings	162	--
Interest on subordinated debt	520	520
Total Interest Expense	4,375	5,488

Net Interest Income	20,620	10,835

Provision for Loan Losses	2,201	830

Net Interest Income after Provision for Loan Losses	18,419	10,005

Non-Interest Income
Mortgage banking and title abstract fees	2,499	1,579
Real estate sales commissions, net	170	159
Insurance commissions	509	490
Other fees and services charges	255	109
Loan servicing income	149	--
Income from bank-owned life insurance	83	80
Net gain on loans held for sale	6,881	4,320
Gain on the sale of SBA loans	1,147	115
Gain on sale of investment securities available for sale	362	--
Loss on sales and write-downs of other real estate owned	(73)	(197)
Total Non-Interest Income, net	11,982	6,655

Non-Interest Expense
Salaries and employee benefits	15,538	8,427
Directors’ fees and expenses	252	232
Occupancy and equipment	1,621	913
Data processing	901	717
Professional fees	659	541
FDIC deposit insurance assessment	331	121
Other real estate owned expenses	-	42
Advertising	351	113
Amortization of other intangible	49	49
Other	1,385	968
Total Non-Interest Expense	21,087	12,123
Income before Income Taxes	9,314	4,537
Income Taxes	2,492	1,292
Net Income	$6,822	$3,245
Net Income Attributable to Noncontrolling Interest	$418	$--
Net Income Attributable to Quaint Oak Bancorp, Inc.	$6,404	$3,245
Consolidated Statements of Income

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

Earnings per share – basic	$3.21	$1.64
Average shares outstanding - basic	1,995,468	1,975,836
Earnings per share - diluted	$3.06	$1.61
Average shares outstanding - diluted	2,093,108	2,012,399

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2021	2020
	(In Thousands)

Net Income	$6,822	$3,245

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	242	125
Income tax effect	(51)	(27)
Reclassification adjustment for gain on sale of investment securities included in net income	(362)	--
Income tax effect	76	--
Net other comprehensive (loss) income	(95)	98

Total Comprehensive Income	$6,727	$3,343

Comprehensive Income Attributable to Noncontrolling Interest	$418	$--

Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	$6,309	$3,343

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

					Unallocated
					Common	Accumulated
	Number of		Additional		Stock Held	Other			Total
	Shares		Paid-in	Treasury	by Benefit	Comprehensive	Retained	Noncontrolling	Stockholders'
	Outstanding	Amounts	Capital	Stock	Plans	Income (Loss)	Earnings	Interest	Equity
BALANCE – DECEMBER 31, 2019	1,984,857	$28	$14,990	$(4,950)	$(118)	$20	$15,937	$-	$25,907

Common stock allocated by ESOP (14,428 shares)			106		67				173

Treasury stock purchased	(28,891)			(349)					(349)

Reissuance of treasury stock under 401(k) Plan	8,641		44	53					97

Reissuance of treasury stock under stock incentive plan	9,421		(57)	57					--

Reissuance of treasury stock for exercised stock options	12,500		26	75					101

Stock based compensation expense			173						173

Cash dividends declared ($0.34 per share)							(717)		(717)

Net income							3,245		3,245

Other comprehensive income, net						98			98

BALANCE – DECEMBER 31, 2020	1,986,528	$28	$15,282	$(5,114)	$(51)	$118	$18,465	$-	$28,728

Common stock allocated by ESOP (14,821 shares)	4,000		190	24	51				265

Treasury stock purchased	(1,398)			(25)					(25)

Reissuance of treasury stock under 401(k) Plan	5,262		63	33					96

Reissuance of treasury stock under stock incentive plan	9,421		(58)	58					--

Reissuance of treasury stock for exercised stock options	7,500		40	47					87

Stock based compensation expense			168						168

Noncontrolling interest initial contribution								1,702	1,702

Cash dividends declared ($0.42 per share)							(839)		(839)

Net income							6,404	418	6,822

Other comprehensive loss, net						(95)			(95)

BALANCE –DECEMBER 31, 2021	2,011,313	$28	$15,685	$(4,977)	$-	$23	$24,030	$2,120	$36,909

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020
	(In Thousands)
Cash Flows from Operating Activities
Net income	$6,822	$3,245
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	2,201	830
Depreciation expense	313	249
Amortization of operating right-of-use assets	164	145
Amortization of subordinated debt issuance costs	34	34
Amortization of other intangible	49	49
Net amortization of securities premiums	6	11
Accretion of deferred loan fees and costs, net	(4,988)	(1,370)
Deferred income taxes	(336)	(566)
Stock-based compensation expense	433	346
Net realized loss on sale of foreclosed real estate	73	92
Gain on sale of investment securities available for sale	(362)	--
Net gain on loans held for sale	(6,881)	(4,319)
Loans held for sale-originations	(406,216)	(207,062)
Loans held for sale-proceeds	369,379	167,118
Gain on the sale of SBA loans	(1,147)	(115)
Write-downs of other real estate owned	--	105
Increase in the cash surrender value of bank-owned life insurance	(83)	(80)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(85)	(1,705)
Prepaid expenses and other assets	1,603	(1,640)
Accrued interest payable	(262)	48
Accrued expenses and other liabilities	1,891	824
Net Cash Used in Operating Activities	(37,392)	(43,761)
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(2,467)	(1,317)
Redemption of interest-earning time deposits	4,006	2,026
Purchase of investment securities available for sale	--	(4,008)
Principal repayments on investment securities available for sale	1,066	1,020
Proceeds from the sales of investment securities available for sale	5,862	--
Net increase in loans receivable	(42,536)	(111,775)
Purchase of Federal Home Loan Bank stock	(1,113)	(808)
Redemption of Federal Home Loan Bank stock	600	723
Proceeds from the sale of foreclosed real estate	563	1,611
Acquisition, net of cash acquired	1,259	--
Capitalized expenditures on other real estate owned	(350)	(270)
Purchase of premises and equipment	(588)	(364)
Net Cash Used in Investing Activities	(33,698)	(113,162)
Cash Flows from Financing Activities
Net increase in demand deposits, money markets, and savings accounts	111,838	112,411
Net (decrease) increase in certificate accounts	(19,517)	14,976
Increase (decrease) in advances from borrowers for taxes and insurance	370	(294)
Proceeds from Federal Home Loan Bank short-term borrowings	26,000	20,000
Repayment of Federal Home Loan Bank short-term borrowings	(10,000)	(20,000)
Proceeds from Federal Home Loan Bank long-term borrowings	--	3,922
Repayment of Federal Home Loan Bank long-term borrowings	(5,000)	(2,000)
Proceeds from Federal Reserve Bank long-term borrowings	--	52,144
Repayment of Federal Reserve Bank long-term borrowings	(44,239)	(4,010)
Repayment of other short-term borrowings	(10,889)	--
Dividends paid	(839)	(717)
Purchase of treasury stock	(25)	(349)
Proceeds from the reissuance of treasury stock	96	97
Proceeds from the exercise of stock options	87	101
Net Cash Provided by Financing Activities	47,882	176,281
Net (Decrease) Increase in Cash and Cash Equivalents	(23,208)	19,358
Cash and Cash Equivalents – Beginning of Year	33,913	14,555
Cash and Cash Equivalents – End of Year	$10,705	$33,913

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020
Supplementary Disclosure of Cash Flow and Non-Cash Information:	(In Thousands)
Cash payments for interest	$4,563	$5,441
Cash payments for income taxes	$2,293	$1,124
Initial recognition of operating lease right-of use assets	$670	$658
Initial recognition of operating lease obligations	$670	$658
Acquisition of controlling interest in Oakmont Capital Holdings, LLC
Non-cash assets acquired:
Loans held for sale	$10,914
Premises and equipment	37
Goodwill	2,057
Other assets	24
Total non-cash assets acquired	13,032
Liabilities assumed:
Other short-term borrowings	12,515
Accrued interest payable	74
Total liabilities assumed	12,589
Net non-cash assets acquired	$443
Cash and cash equivalents acquired	$4,259

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries.  At December 31, 2021, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company.  The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania.  The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania.  These companies began operation in July 2009.  In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania.  QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. As of January 4, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. All significant intercompany balances and transactions have been eliminated.

The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System.  The market area served by the Bank is principally Bucks, Montgomery and Philadelphia Counties in Pennsylvania and the Lehigh Valley area in Pennsylvania. The Bank has three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. The principal deposit products offered by the Bank are money market accounts, certificates of deposit, non-interest bearing checking accounts for businesses and consumers, and savings accounts.  The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, commercial business loans, home equity loans, and lines of credit.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 7.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2021, one investor purchased a total of 37% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 36% of the gain on loans sold during the year.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2021 and 2020.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2021 and 2020.

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

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $750,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

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

Intangible Assets

Intangible assets on the consolidated balance sheets represent the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed an other intangible asset.  The renewal rights are being amortized over a ten year period based upon the annual retention rate of the book of business.  Also included in goodwill is $2.1 million recognized as part of the acquisition of Oakmont Capital Holdings, LLC.

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

The Company no other real estate owned (OREO) at December 31, 2021.  The Company had one property in OREO totaling $286,000 at December 31, 2020.

Mortgage Servicing Rights

Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans. Mortgage servicing rights totaled $323,000 and $136,000 at December 31, 2021 and 2020, respectively. During the year ended December 31, 2021 and 2020, approximately $33,000 and $17,000 in amortization was recognized, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2021 and 2020.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2018.

Comprehensive Income

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

At December 31, 2021, the Company has outstanding equity awards under three share-based plans: the 2008 Stock Option Plan, the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan.  Awards under these plans were made in May 2013 and 2018.  These plans are more fully described in Note 14.

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

Other Fees and Service Charges: The Bank has contracts with its commercial checking deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. These agreements can be cancelled at any time by either the Bank or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Bank has an unconditional right to the fee consideration. The Bank also has transaction fees related to specific transactions or activities resulting from customer request or activity that include overdraft fees, wire fees, and other transaction fees. All of these fees are attributable to specific performance obligations of the Bank where the revenue is recognized at a defined point in time, completion of the requested service/transaction.

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

Reclassifications

Certain items in the 2020 consolidated financial statements have been reclassified to conform to the presentation in the 2021 consolidated financial statements.  Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.  The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2022, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We expect to recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance e calls reference rate reform, if certain criteria are met. An entity that makes this election would not have to re-measure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

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

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2021 and 2020, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share (Continued)

            The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2021	2020
Net Income	$6,404,000	$3,245,000

Weighted average shares outstanding – basic	1,995,468	1,975,836
Effect of dilutive common stock equivalents	97,639	36,563
Adjusted weighted average shares outstanding – diluted	2,093,108	2,012,399

Basic earnings per share	$3.21	$1.64
Diluted earnings per share	$3.06	$1.61

Note 4 – Accumulated Other Comprehensive Income (Loss)

            The following table presents the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2021 and 2020 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2021	2020
Balance beginning of the year	$118	$20

Other comprehensive income (loss) before reclassifications	191	98
Amount reclassified from accumulated other comprehensive income (loss)	(286)	--
Total other comprehensive income	(95)	98
Balance end of the year	$23	$118

_______________________

(1) All amounts are net of tax. Amounts in parentheses indicate debits.

            The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the years ended December 31, 2021 and 2020 (in thousands):

Details About Other Comprehensive Income	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,
	2021	2020
Sale of securities available for sale	$362	$--	Gain on sales of investment securities
Tax effect	(76)	--	Income taxes
Total reclassification for the period	$286	$--

______________________

(1)   Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment in Interest-Earning Time Deposits

            The investment in interest-earning time deposits as of December 31, 2021 and 2020, by contractual maturity, is shown below (in thousands):

	2021	2020
Due in one year or less	$4,487	$4,006
Due after one year through five years	3,437	5,457
Total	$7,924	$9,463

Note 6 – Investment Securities Available for Sale

            The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2021 and 2020 are summarized below (in thousands):

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$3,860	$22	$--	$3,882
Federal National Mortgage Association securities	144	7	--	151
Total available-for-sale-securities	$4,004	$29	$--	$4,033

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$4,887	$27	$(1)	$4,913
Federal National Mortgage Association securities	183	6	--	189
Total mortgage-backed securities	5,070	33	(1)	5,102
Debt securities:
Corporate notes	5,506	117	--	5,623
Total available-for-sale-securities	$10,576	$150	$(1)	$10,725

            The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after five through ten years	$--	$--
Due after ten years	4,004	4,033
Total	$4,004	$4,033

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment Securities Available for Sale (Continued)

                The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2020 (in thousands):

	December 31, 2020
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	1	$681	$(1)	$--	$--	$681	$(1)

            At December 31, 2021, there were no securities in an unrealized loss position. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates.  Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. There were no impairment charges recognized during the year ended December 31, 2021 or 2020.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses

           The composition of net loans receivable is as follows (in thousands):

	December 31, 2021	December 31, 2020
Real estate loans:
One-to-four family residential:
Owner occupied	$9,779	$7,528
Non-owner occupied	38,752	38,884
Total one-to-four family residential	48,531	46,412
Multi-family (five or more) residential	29,344	24,043
Commercial real estate	183,822	131,820
Construction	15,843	4,775
Home equity	4,706	3,788
Total real estate loans	282,246	210,838

Commercial business	129,608	154,387
Other consumer	12	17
Total Loans	411,866	365,242

Deferred loan fees and costs	(2,638)	(3,059)
Allowance for loan losses	(5,262)	(3,061)
Net Loans	$403,966	$359,122

            The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$9,365	$414	$--	$--	$9,779
One-to-four family residential non-owner occupied	38,743	--	9	--	38,752
Multi-family residential	27,621	1,723	--	--	29,344
Commercial real estate	181,914	--	1,908	--	183,822
Construction	15,843	--	--	--	15,843
Home equity	4,706	--	--	--	4,706
Commercial business	125,725	--	3,883	--	129,608
Other consumer	12	--	--	--	12
Total	$403,929	$2,137	$5,800	$--	$411,866

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

            The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2021 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2021
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$-	$-	$--	$66	$--
One-to-four family residential non-owner occupied	9	9	--	9	--
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	18	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$-	-	$--	$66	$--
One-to-four family residential non-owner occupied	9	9	--	9	--
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	18	--
Other consumer	--	--	--	--	--
Total	$140	$140	$--	$224	$12

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions.  At December 31, 2021, the Company had two loans totaling $140,000 that were identified as troubled debt restructurings.  One of these loans was performing in accordance with its modified terms and one was on non-accrual as of December 31, 2021.  During the year ended December 31, 2021, no new loans were identified as TDRs.  At December 31, 2020, the Company had two loans totaling $150,000 that were identified as troubled debt restructurings.  One of these loans was performing in accordance with its modified terms and one was on non-accrual os of December 31, 2020.  If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

            The following tables present the Company’s TDR loans as of December 31, 2021 and 2020 (dollar amounts in thousands):

December 31, 2021
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	9	9	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	131	--	131	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$140	$9	$131	$--

December 31, 2020
	Number of Contracts	Recorded Investment	Non- Accrual	Accruing	Related Allowance
One-to-four family residential owner occupied	--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	1	19	19	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	1	131	--	131	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	2	$150	$19	$131	$--

            The contractual aging of the TDRs in the tables above as of December 31, 2021 and 2020 is as follows (in thousands):

December 31, 2021
	Current	Past Due 30-89 Days	Greater than 90 Days and Accruing	Non- Accrual	Total
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	9	9
Multi-family residential	--	--	--	--	--
Commercial real estate	131	--	--	--	131
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total	$131	$--	$--	$9	$140

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

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2021 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2021 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2021 (in thousands):

	December 31, 2021
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi- Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$88	$362	$229	$1,287	$62	$20	$763	$250	$3,061
Charge-offs	--	--	--	--	--	--	(17)	--	(17)
Recoveries	--	--	--	--	--	--	17	--	17
Provision	(15)	(70)	20	1,188	57	9	862	150	2,201
Ending balance	$73	$292	$249	$2,475	$119	$29	$1,625	$400	$5,262
Ending balance evaluated
for impairment:
Individually	$--	$--	$--	$--	$--	$--	$--	$--	$-
Collectively	$73	$292	$249	$2,475	$119	$29	1,625	$400	$5,262
Loans receivable:
Ending balance	$9,779	$38,752	$29,344	$183,822	$15,843	$4,706	$129,620		$411,866
Ending balance evaluated
for impairment:
Individually	$-	$9	$--	$131	$--	$--	$--		$140
Collectively	$9,779	$38,743	$29,344	$183,691	$15,843	$4,706	$129,620		$411,726

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The Bank allocated increased allowance for loan loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2021, due primarily to changes in volume and qualitative factors in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class for the year ended December 31, 2021, due primarily to changes in qualitative factors in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the multi-family loan portfolio class for the year ended December 31, 2021, due primarily to changes in qualitative factors in this portfolio class.  The Bank allocated increased allowance for loan loss provisions to the construction loan portfolio class for the year ended December 31, 2021, due primarily to changes in quantitative and qualitative factors in this portfolio class. In general, the primary driver of the increase in qualitative factors was the economic trends factor associated with the COVID-19 pandemic.  In this regard, the Bank increased the unallocated component of the allowance for the year ended December 31, 2021 to cover uncertainties that could affect management’s estimate of probable losses primarily associated with the COVID-19 pandemic.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021	December 31, 2020
One-to-four family residential owner occupied	$-	$171
One-to-four family residential non-owner occupied	9	19
Multi-family residential	--	--
Commercial real estate	--	--
Construction	--	--
Home equity	--	--
Commercial business	--	--
Other consumer	--	--
Total	$9	$190

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $9,000 and $643,000 at December 31, 2021 and 2020, respectively.  For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2021 and 2020 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $1,000 for both the years ended December 31, 2021 and 2020.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$809	$-	$809	$8,970	$9,779	$--
One-to-four family residential non-owner occupied	285	9	294	38,458	38,752	--
Multi-family residential	--	--	--	29,344	29,344	--
Commercial real estate	--	--	--	183,822	183,822	--
Construction	--	--	--	15,843	15,843	--
Home equity	--	--	--	4,706	4,706	--
Commercial business	367	--	367	129,241	129,608	--
Other consumer	--	--	--	12	12	--
Total	$1,461	$9	$1,470	$410,396	$411,866	$--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2020
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$822	$171	$993	$6,535	$7,528	$--
One-to-four family residential non-owner occupied	189	66	255	38,629	38,884	66
Multi-family residential	1,947	--	1,947	22,096	24,043	--
Commercial real estate	569	387	956	130,864	131,820	387
Construction	1,783	--	1,783	2,992	4,775	--
Home equity	--	--	--	3,788	3,788	--
Commercial business	574	--	574	153,813	154,387	--
Other consumer	--	--	--	17	17	--
Total	$5,884	$624	$6,508	$358,734	$365,242	$453

Note 8 - Premises and Equipment

The components of premises and equipment at December 31, 2021 and 2020 are as follows (in thousands):

	2021	2020
Land and land improvements	$292	$292
Buildings	1,568	1,553
Leasehold improvements	584	564
Furniture, fixtures and equipment	2,417	1,827
	4,861	4,236
Accumulated depreciation	(2,208)	(1,895)
Premises and equipment, net	$2,653	$2,341

Depreciation expense for the years ended December 31, 2021 and 2020 amounted to approximately $313,000 and $249,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On January 4, 2021, the Bank acquired a majority ownership interest in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC. On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions.  The Company paid $1.0 million for these rights.  Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset.  This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business.   The balance of other intangible asset at December 31, 2021 was $222,000, net of accumulated amortization of $263,000.  Amortization expense for both years ended December 31, 2021 and 2020 amounted to approximately $49,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 – Goodwill and Other Intangible, Net (Continued)

Estimated amortization expense of other intangible for each of the next five years and thereafter is as follows (in thousands):

2022	$49
2023	49
2024	49
2025	49
Thereafter	26
Total	$222

Note 10 - Deposits

Deposits and the weighted average interest rate at December 31, 2021 and 2020 consist of the following (in thousands):

	2021		2020
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$64,730	--%	$54,202	--%
Passbook accounts	10	0.15	8	0.16
Savings accounts	1,828	0.20	1,570	0.20
Money market accounts	200,688	0.56	99,638	0.80
Certificate of deposit accounts	179,910	0.94	199,427	1.49
Total	$447,166	0.61%	$354,845	1.03%

A summary of certificates of deposit by maturity at December 31, 2021 is as follows (in thousands):

Years ending December 31:
2022	$67,574
2023	63,532
2024	33,274
2025	9,710
2026	5,820
Total	$179,910

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $24.7 million and $29.0 million at December 31, 2021 and 2020, respectively.

Note 11 - Borrowings

As of December 31, 2021, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $276.9 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $49.2 million and $38.2 million at December 31, 2021 and 2020, respectively.   As of December 31, 2021, Quaint Oak Bank has $899,000 in borrowing capacity with the Federal Reserve Bank of Philadelphia under the discount window program.  There were no borrowings under this facility at December 31, 2021 and 2020.  The Bank also has borrowing capacity with the FRB under the PPPLF program in the amount of the outstanding pledged PPP loans that totaled $42.6 million at December 31, 2021. Quaint Oak Bank’s outstanding advances with the FRB under the PPPLF program were $3.9 million as of December 31, 2021.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Borrowings (Continued)

Federal Home Loan Bank short-term borrowings and the weighted interest rate consist of the following at December 31, 2021 and 2020 (dollars in thousands):

	At or For the Year Ended December 31,
	2021	2020
FHLB short-term borrowings:
Average balance outstanding	$10,405	$3,292
Maximum amount outstanding at any month-end during the period	26,000	20,000
Balance outstanding at end of period	26,000	10,000
Average interest rate during the period	0.30%	1.12%
Weighted average interest rate at end of period	0.28%	0.41%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2021 and 2020 (in thousands):

	December 31, 2021		December 31, 2020
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2021	$--	--%	$5,000	2.20%
2022	7,171	2.10	7,171	2.10
2023	7,000	2.16	7,000	2.16
2024	6,167	2.05	6,167	2.05
2025	2,855	1.25	2,855	1.25
Total FHLB long-term debt	$23,193	2.00%	$28,193	2.03%

Federal Reserve Bank long-term borrowings decreased to $3.9 million at December 31, 2021 compared to $48.1 million at December 31, 2020 as the Company borrowed this amount to fund PPP loans under the Federal Reserve’s Paycheck Protection Program Liquidity Facility (PPPLF).  Under the PPPLF the Company pledged certain PPP loans as collateral and borrowed from the Federal Reserve at a rate of 0.35% that is fixed for two years. These borrowings are paid off as the PPP loans pledged as collateral are forgiven through the SBA PPP loan forgiveness program.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 – Subordinated Debt (Continued)

The balance and unamortized issuance costs of subordinated debt at December 31, 2021 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$67	$7,933

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Note 13 - Income Taxes

The components of income tax expense for the years ended December 31, 2021 and 2020 are as follows (in thousands):

	2021	2020
Federal:
Current	$2,045	$1,442
Deferred	(336)	(566)
Total federal	1,709	876
State, current	783	416
Total	$2,492	$1,292

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2021 and 2020, respectively, as follows (in thousands):

	2021		2020
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$1,868	21.0%	$953	21.0%
State tax, net of federal benefit	618	7.0	328	7.2
Stock compensation expense	20	0.2	23	0.5
Other	(14)	(0.2)	(12)	(0.3)
Total	$2,492	28.0%	$1,292	28.4%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2021 and 2020 are as follows (in thousands):

	2021	2020
Deferred tax assets:
Allowance for loan losses	$1,105	$643
Deferred loan fees	554	642
Stock-based compensation	6	6
Interest on non-accrual loans	--	3
Total deferred tax assets	1,665	1,294

Deferred tax liabilities:
Bank premises and equipment	(199)	(168)
Unrealized gain on investment securities available for sale	(6)	(31)
Intangible	(21)	(17)
Total deferred tax liabilities	(226)	(216)

Net Deferred Tax Asset	$1,439	$1,078

The net deferred tax asset at December 31, 2021 and 2020 of $1.4 million and $1.1 million, respectively, is included in other assets.  No valuation allowance was established at December 31, 2021 and 2020, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company’s then outstanding common stock in the open market during 2007.  The Bank made cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company until the loan was repaid in full as of September 30, 2021.  The loan bore an interest rate of 7.75% per annum, with principal and interest paid quarterly in equal installments over 15 years pursuant to the terms of the original note. The loan was secured by the unallocated shares of common stock held by the ESOP.  As of September 30, 2021, there were no additional quarterly payments remaining on the 2007 loan.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market value of the shares, and the shares become outstanding for earnings per share computations.  During the fourth quarter of 2021, the Company made an additional contribution of 4,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $77,000. During the years ended December 31, 2021 and 2020, the Company recognized $265,000 and $173,000 of ESOP expense, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

The following table represents the components of the ESOP shares at December 31, 2021 and 2020:

	2021	2020
Allocated shares	193,207	179,507
Unreleased shares	--	10,821
Total ESOP shares	193,207	190,328

Fair value of unreleased shares (in thousands)	$--	$160

Stock Incentive Plans – Share Awards

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

As of December 31, 2021 a total of 18,845 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and 1,200 share awards under the 2013 Stock Incentive Plan.  The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

A summary of option activity under the Company’s Option Plan and 2013 and 2018 Stock Incentive Plans as of December 31, 2021 and 2020 and changes during the year ended December 31, 2021 and 2020 is as follows:

	2021		2020
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	28,266	$13.30	38,887	$13.30
Granted	--	--	--	--
Vested	(9,421)	13.30	(9,421)	13.30
Forfeited	--	--	(1,200)	13.30
Unvested at the end of the year	18,845	$13.30	28,266	$13.30

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2021 and 2020, the Company recognized approximately $124,000 and $129,000 of compensation expense, respectively.  During the years ended December 31, 2021 and 2020, the Company recognized a tax benefit of approximately $26,000 and $27,000, respectively.  As of December 31, 2021, approximately $168,000 in additional compensation expense will be recognized over the remaining service period of approximately 1.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Option and Stock Incentive Plans – Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorized the grant of stock options to officers, employees and directors of the Company to acquire 277,726 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Option Plan expired February 13, 2018, however, outstanding options granted in 2013 remain valid and existing for the remainder of their 10 year terms. As described above under “Stock Incentive Plans – Share Awards”, the 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 146,250 may be stock options assuming all the restricted shares are awarded.  The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 116,250 may be stock options assuming all the restricted shares are awarded.

All incentive stock options issued under the Option Plan and the 2013 and 2018 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

As of December 31, 2021, a total of 233,136 grants of stock options were outstanding under the Option Plan and 2013 and 2018 Stock Incentive Plans and 37,250 stock options were available for future grant under the 2018 Stock Incentive Plan, 3,200 stock options under the 2013 Stock Incentive Plan and none under the Option Plan.  Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and Stock Incentive Plan for the years ended December 31, 2021 and 2020 and changes during the years ended December 31, 2021 and 2020 is as follows:

	2021			2020
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	240,636	$10.98	5.2	256,336	$10.87	6.0
Granted	--	--	--	--	--	--
Exercised	(7,500)	11.57	--	(12,500)	8.10	--
Forfeited	--	--	--	(3,200)	13.30	--
Outstanding at the end of the period	233,136	$10.96	4.2	240,636	$10.98	5.2
Exercisable at the end of the period	180,081	$10.28	5.6	161,054	$9.84	5.4

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

At December 31, 2021, the aggregate intrinsic value of options outstanding was $2.0 million and options exercisable was $1.5 million.  At December 31, 2020, the aggregate intrinsic value of the options outstanding was $906,000 on and options exercisable was $791,000. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2021 and December 31, 2020. This amount changes based on changes in the market value of the Company’s common stock.

During both the years ended December 31, 2021 and 2020, approximately $44,000 in compensation expense on stock options was recognized.  A tax benefit of approximately $2,000, was recognized during each of these periods. As of December 31, 2021, approximately $61,000 in additional compensation expense will be recognized over the remaining service period of approximately 1.4 years.

Note 15 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability.  None of these individuals were indebted to the Company for loans at December 31, 2021 and 2020, respectively.

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

A summary of the Company’s financial instrument commitments at December 31, 2021 and 2020 is as follows (in thousands):

	2021	2020
Commitments to originate loans	$27,871	$17,631
Unfunded commitments under lines of credit	38,732	22,431
Standby letters of credit	4,804	1,621

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

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid.  These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $249,000 for the year ending December 31, 2021 and $208,000 for the year ending December 31, 2020.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Corporation’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2021.

Operating
Weighted average remaining term (years)	14.6
Weighted average discount rate	2.90%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Leases (Continued)

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2021, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2022	$213
2023	219
2024	222
2025	219
2026	225
2027 and thereafter	1,847
Total undiscounted cash flows	2,945
Discount on cash flows	(561)
Total lease liabilities	$2,384

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2021, the Corporation had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $297,000 in 2021 and $255,000 in 2020.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2021, that the Bank meets all capital adequacy requirements to which it is subject.

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

On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital. As of December 31, 2021 the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2021 that management believes have changed the Bank’s category.   The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

The Bank’s actual capital amounts and ratios at December 31, 2021 and 2020 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2021:
Total capital (to risk-weighted assets)	$45,765	10.69%	$	≥34,247	≥8.00%	$	≥42,809	≥10.00%
Tier 1 capital (to risk-weighted assets)	40,438	9.45		≥25,685	≥6.00		≥32,247	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	40,438	9.45		≥19,264	≥4.50		≥27,826	≥ 6.50
Tier 1 capital (to average assets)	40,438	7.41		≥21,822	≥4.00		≥27,277	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2020:
Total capital (to risk-weighted assets)	$37,084	14.52%	$	≥20,438	≥8.00%	$	≥25,548	≥10.00%
Tier 1 capital (to risk-weighted assets)	33,996	13.31		≥15,329	≥6.00		≥20,438	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	33,996	13.31		≥11,496	≥4.50		≥16,606	≥ 6.50
Tier 1 capital (to average assets)	33,996	8.56		≥15,889	≥4.00		≥19,861	≥ 5.00

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

In 2021, the Bank paid a total of $1.0 million in cash dividends to the Company.  In 2020, the Bank paid a total of $500,000 in cash dividends to the Company. At December 31, 2021, the Bank’s retained net income for the years ended December 31, 2021 and 2020 less the dividends declared and paid during those periods, totaled $8.9 million.

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

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 18 of the Company’s 2021 Form 10-K, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses.  The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk.  Loans are considered a Level 3 classification.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2021 (in thousands):

	December 31, 2021
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$3,882	$--	$3,882	$--
Federal National Mortgage Association mortgage-backed securities	151	--	151	--
Total investment securities available for sale	$4,033	$--	$4,033	$--
Total recurring fair value measurements	$4,033	$--	$4,033	$--

Nonrecurring fair value measurements
Impaired loans	$140	$--	$--	$140
Total nonrecurring fair value measurements	$140	$--	$--	$140

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2021 and 2020 (dollars in thousands):

	December 31, 2021
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$140	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)

	December 31, 2020
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$321	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)
Other real estate owned	$286	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-12%	(12%)

______________

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

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2021 and 2020 (in thousands):

			Fair Value Measurements at
			December 31, 2021
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$7,924	$8,091	$--	$--	$8,091
Loans held for sale	107,823	112,843	--	112,843	--
Loans receivable, net	403,966	409,203	--	--	409,203

Financial Liabilities
Deposits	447,166	446,576	267,255	--	179,321
FHLB long-term borrowings	23,193	23,231	--	--	23,231
FRB long-term borrowings	3,895	3,895	-	-	3,895
Subordinated debt	7,933	8,312	-	-	8,312

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

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment’s operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment’s loan portfolio and management’s assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment’s operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, which are included in the Banking Segment for segment reporting purposes.  The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company’s Banking segment.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2021			2020
	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated	Quaint Oak Bank(1)	Quaint Oak Mortgage	Consolidated
Net Interest Income	$20,746	$(126)	$20,620	$11,190	$(355)	$10,835
Provision for Loan Losses	2,201	--	2,201	830	--	830
Net Interest Income after Provision for Loan Losses	18,545	(126)	18,419	10,360	(355)	10,005

Non-Interest Income
Mortgage banking and title abstract fees	1,937	562	2,499	923	656	1,579
Real estate sales commissions, net	170	--	170	159	--	159
Insurance commissions	509	--	509	490	--	490
Other fees and services charges	255	--	255	109	--	109
Loan servicing income	149	--	149	--	--	--
Income from bank-owned life insurance	83	--	83	80	--	80
Net gain on loans held for sale	3,804	3,077	6,881	--	4,320	4,320
Gain on the sale of SBA loans	1,147	--	1,147	115	--	115
Loss on sale of investment securities available for sale	362	--	362	--	--	--
Loss on sales and write-downs of other real estate owned	(73)	--	(73)	(197)	--	(197)
Total Non-Interest Income	8,343	3,639	11,982	1,679	4,976	6,655

Non-Interest Expense
Salaries and employee benefits	13,492	2,046	15,538	6,980	1,447	8,427
Directors’ fees and expenses	252	--	252	232	--	232
Occupancy and equipment	1,322	299	1,621	631	282	913
Data processing	605	296	901	470	247	717
Professional fees	586	73	659	501	40	541
FDIC deposit insurance assessment	331	--	331	121	--	121
Other real estate owned expenses	--	--	--	42	--	42
Advertising	289	62	351	92	21	113
Amortization of other intangible	49	--	49	49	--	49
Other	1,289	96	1,385	909	59	968
Total Non-Interest Expense	18,215	2,872	21,087	10,027	2,096	12,123

Pretax Segment Profit	$8,673	$641	$9,314	$2,012	$2,525	$4,537

Segment Assets	$524,943	$29,172	$554,115	$422,230	$61,845	$484,075

___________________

(1)  Includes Quaint Oak Bancorp, Inc. and the Bank’s Subsidiaries, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, QOB Properties, Oakmont Commercial and Oakmont Capital Holdings.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Acquisition of Oakmont Capital Holdings, LLC

On January 4, 2021, Quaint Oak Bank, the wholly-owned subsidiary of Quaint Oak Bancorp, Inc., invested $2.3 million for a 51% majority ownership interest in Oakmont Capital Holdings, LLC (“Oakmont”), a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. Oakmont has been providing commercial equipment financing and working capital throughout all 50 states since 1998. Quaint Oak Bank and Oakmont have had an existing business relationship since 2015. The investment in Oakmont provides additional financial resources to support Oakmont’s national expansion plans within  the equipment finance industry as well as support an expansion of Oakmont’s business lines, while adding an equipment finance company to Quaint Oak Bank’s subsidiary companies.

The following table summarizes the investment in Oakmont Capital Holdings, LLC as of January 4, 2021:

Controlling interest:
Quaint Oak Bancorp, Inc. investment – 51.00 units	$2,284
Purchase price assigned to controlling interest	2,284
Noncontrolling interest:
JPL Capital, LLC investment – 24.50 units	$850
Preferred Business Leasing, Inc. investment – 12.25 units	426
Lecy Consulting, LLC investment – 12.25 units	426
Purchase price assigned to noncontrolling interest	$1,702
Total purchase price consideration	$3,986

Net assets acquired:
Assets
Cash and cash equivalents	$1,259
Leases, net of unearned income	9,611
Premises and equipment	37
Prepaid expenses	24
Other assets	1,087
Total Assets	$12,018

Liabilities
Borrowings	$12,515
Accrued interest payable	74
Total Liabilities	$12,589

Total net assets of Oakmont Capital Holdings, LLC	$(571)
Capital contribution by Quaint Oak Bancorp, Inc.	$2,284
Total tangible equity	$1,713

Estimated adjustments to reflect assets acquired at fair value:
Loans fair value adjustment	$(216)
Net assets acquired	1,928
Goodwill	2,058

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2021	2020
Assets
Cash and cash equivalents	$676	$333
Investment in Quaint Oak Bank	40,556	34,766
Premises and equipment, net	1,474	1,513
Other assets	16	15
Total Assets	$42,722	$36,627

Liabilities and Stockholders’ Equity
Subordinated debt	$7,933	$7,899
Stockholders’ equity	34,789	28,728
Total Liabilities and Stockholders’ Equity	$42,722	$36,627

Statements of Income

	For the Year Ended December 31,
	2021	2020
Income
Dividends from subsidiary	$1,000	$500
Interest income	-	2
Rental income	314	339
Total Income	1,314	841

Expenses
Occupancy and equipment expense	110	96
Interest on subordinated debt	520	520
Other expenses	156	158
Total Expenses	786	774

Net Income Before Income Taxes	528	67
Equity in Undistributed Net Income of Subsidiary	5,777	3,087
Income Tax Benefit	99	91
Net Income	$6,404	$3,245

Comprehensive Income	$6,309	$3,343

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2021	2020

Operating Activities
Net income	$6,404	$3,245
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed net income in subsidiary	(5,777)	(3,087)
Depreciation expense	54	53
Amortization of subordinated debt issuance costs	34	34
Stock-based compensation expense	324	346
Decrease in other assets	-	(52)
Net cash provided by operating activities	1,039	539

Investing Activities
Purchase of property and equipment	(15)	(7)
Net cash used in investing activities	(15)	(7)

Financing Activities
Dividends paid	(839)	(717)
Purchase of treasury stock	(25)	(349)
Proceeds from the reissuance of treasury stock	96	97
Proceeds from the exercise of stock options	87	101
Net cash used in financing activities	(681)	(868)

Net Increase (Decrease) in Cash and Cash Equivalents	343	(336)
Cash and Cash Equivalents-Beginning of Year	333	669
Cash and Cash Equivalents-End of Year	$676	$333

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

Computershare, Inc.
211 Quality Circle, Suite 210
College Station, Texas 77845
(800) 368-5948
www.computershare.com

Stock Market & Trading Symbol

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

Susan M. Vettori
Susan's Hallmark, Owner
Philadelphia, PA
Director of Quaint Oak Bank Only

Executive Officers

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc. &
Quaint Oak Bank

William R. Gonzalez
Executive Vice President
Quaint Oak Bank

Aimee K. Ott
Senior Vice President
Quaint Oak Bank

Robert Farrer
Vice President
Risk & Compliance Officer
Information Technology Security Officer
Community Reinvestment Act Officer
Quaint Oak Bank

Quaint Oak Bancorp, Inc.

QUAINT OAK BANK
Main Office:
1 501 Knowles Avenue
Southampton, PA 18966
Regional Offices:
2 1710 Union Boulevard
Allentown, PA 18109
3 117 Spring Garden Street
Philadelphia, PA 19123
MARKET AREA
Northampton County
Lehigh County
2 Allentown
Bucks County 7
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

Quaint Oak Real Estate Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

7 3655 Route 202, Suite 116
Doylestown, PA 18902

Oakmont Capital Services Offices

8 600 Willowbrook Lane, Suite 601
West Chester, PA 19382

9 131 8th Street South, Suite 1
Albany, MN 56307

Oakmont Commercial Office

1 501 Knowles Avenue
Southampton, PA 18966

Quaint Oak Bancorp, Inc.