Form 10-K, Exhibit 13
period 2022-12-31
QUAINT OAK BANCORP INC
filed 2023-03-31
CIK 1391933

Exhibit 13.0

A Financial Services Company

Annual Report

2022

2022

Fueling the Growth of Business

QUAINT OAK
BANCORP INC

Bank | Abstract | Insurance | Mortgage | Real Estate | Oakmont Capital Services | Oakmont Commercial

Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2022 Annual Report to Shareholders.

As previously reported in our year-end earnings release:

●	Our growth in assets was 43.0% at year end when compared to the prior year-end of December 31, 2021

●	Our net income of $7.9 million for the year was an increase 22.8% over the prior year earnings of 2021

●	Stockholders’ equity increased 33.0%, or $12.2 million, over year-end December 31, 2021

●

Our asset performance continued to be positive with our non-performing assets as a percent of total assets at 0.25% at December 31, 2022. Additionally, our Texas Ratio calculation ended the year at 3.32%

Looking forward:

We had previously announced our initiative to provide “Banking as a Service (BaaS)” to other banks in the form of correspondent banking services.  The infrastructure and staffing requirements to launch this initiative are targeted for completion during the third quarter of this year.  We anticipate that this endeavor will ultimately provide lower cost funding, generate non-interest income and provide additional core liquidity.

In support of these endeavors, we have continued to realign reporting channels and expand certain support elements including expanded staffing and external vendor support.  We have, working remotely, had the opportunity to add staffing at all levels and now employ team members in 20 states.

Additionally, we had planned a capital initiative launch in the early part of 2022.  I am pleased with the response we received and to report that the plan is currently 83% complete.  In addition, to this successful action, we are reviewing certain items that may provide even more liquidity and potential reduction within our own balance sheet going forward.  These strategies include a reduction in equipment loans held for sale and a realignment in certain of our subsidiary companies.

The Company has repurchased an additional 2,147 shares during the twelve months ended December 31, 2022. To date we have repurchased over 40% of the original shares issued in our initial public offering. As recently announced, the Company declared a quarterly cash dividend of $0.13 per share on the common stock of the Company payable on February 6, 2023, to the shareholders of record at the close of business on January 23, 2023. As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long-term profitability and payment of dividends reflecting our strong commitment to shareholder value.

Robert T. Strong

President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC I Quaint Oak Mortgage, LLC I Quaint Oak Real Estate, LLC I Quaint Oak Insurance Agency, LLC Oakmont Capital Holdings, LLC I Oakmont Commercial, LLC

Quaint Oak Bancorp, Inc.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007. The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. At December 31, 2022, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley and Bucks County regions of Pennsylvania. These companies began operation in July 2009. In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company. Since January, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota.

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

      Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property, commercial business loans, and to a lesser extent other consumer loans in its market area. At December 31, 2022, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 52.9% and 25.2%, respectively. At December 31, 2022, commercial business loans include $213,000 of SBA PPP loans. Quaint Oak Bank’s loans are primarily funded by certificates of deposit and money market accounts. At December 31, 2022, certificates of deposit amounted to 36.0% of total deposits compared to 40.2% of total deposits at December 31, 2021. At December 31, 2022, money market accounts amounted to 47.5% of total deposits compared to 44.9% of total deposits at December 31, 2021. At December 31, 2022, non-interest bearing checking accounts amounted to 16.2% of total deposits compared to 14.5% of total deposits at December 31, 2021. Management anticipates that certificates of deposit, money market accounts and business checking will be the primary sources of funding for Quaint Oak Bank’s assets.

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

	At or For the Years Ended December 31,
	2022	2021
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$792,350	$554,115
Cash and cash equivalents	3,893	10,705
Investment in interest-earning time deposits	3,833	7,924
Investment securities available for sale at fair value	2,970	4,033
Loans held for sale	133,222	107,823
Loans receivable, net	621,864	403,966
Federal Home Loan Bank stock, at cost	6,601	2,178
Premises and equipment, net	2,775	2,653
Deposits	549,248	447,166
Federal Home Loan Bank borrowings	159,222	49,193
Subordinated debt	7,966	7,933
Total Quaint Oak Bank Stockholders’ Equity	44,793	34,789
Noncontrolling Interest	4,289	2,120
Total Stockholders’ Equity	49,082	36,909

Selected Operating Data:
Total interest income	$32,466	$24,995
Total interest expense	8,777	4,375
Net interest income	23,689	20,620
Provision for loan losses	2,475	2,201
Net interest income after provision for loan losses	21,214	18,419
Total non-interest income	19,411	11,982
Total non-interest expense	27,260	21,087
Income before income taxes	13,365	9,314
Income taxes	3,054	2,492
Net income	$10,311	$6,822
Net income attributable to noncontrolling interest	$2,448	$418
Net income attributable to Quaint Oak Bancorp, Inc.	$7,863	$6,404

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or For the Years Ended December 31,
	2022	2021
Selected Operating Ratios(1):
Average yield on interest-earning assets	4.88%	4.78%
Average rate on interest-bearing liabilities	1.58	1.03
Average interest rate spread(2)	3.30	3.75
Net interest margin(2)	3.56	3.93
Average interest-earning assets to average interest-bearing liabilities	119.85	123.99
Net interest income after provision for loan losses to non-interest expense	77.82	87.35
Total non-interest expense to average assets	3.98	3.89
Efficiency ratio(3)	63.25	69.36
Return on average assets	1.53	1.18
Return on average equity	26.92	20.68

Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.32%	0.00%
Non-performing assets as a percent of total assets(5)	0.25	0.00
Non-performing assets and troubled debt restructurings as a percent of total assets	0.27	0.03
Allowance for loan losses as a percent of non-performing loans	386.01	n/m*
Allowance for loan losses as a percent of total loans receivable	1.22	1.29
Net charge-offs to average loans receivable	0.01	0.00

Capital Ratios(4):
Tier 1 leverage ratio	7.07%	7.41%
Common Tier 1 capital ratio	7.41	9.45
Tier 1 risk-based capital ratio	7.41	9.45
Total risk-based capital ratio	8.49	10.69

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

(5)         Non-performing assets consist of non-performing loans at December 31, 2022. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

n/m*      Not meaningful

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

General. The Company’s total assets at December 31, 2022 were $792.4 million, an increase of $238.3 million, or 43.0%, from $554.1 million at December 31, 2021. This growth in total assets was primarily due to a $217.9 million, or 53.9%, increase in loans receivable, net, and a $25.4 million, or 23.6%, increase in loans held for sale. The largest increases within the loan portfolio occurred in commercial real estate loans which increased $149.7 million, or 81.4%, commercial business loans which increased $29.5 million, or 22.7%, multi-family residential loans which increased $17.6 million, or 59.9%, construction loans which increased $13.1 million, or 82.7%, and one-to-four family owner occupied loans which increased $8.3 million, or 84.8%, Contributing to the increase in commercial real estate loans was the purchase of a $55.5 million loan portfolio by the Bank’s wholly-owned subsidiary, Oakmont Commercial, LLC, in April, 2022.

Cash and Cash Equivalents. Cash and cash equivalents decreased $6.8 million, or 63.6%, from $10.7 million at December 31, 2021 to $3.9 million at December 31, 2022 as excess liquidity was used to fund loans.

Investment Securities Available for Sale. Investment securities available for sale decreased $1.1 million, or 26.4%, from $4.0 million at December 31, 2021 to $3.0 million at December 31, 2022 due primarily to the principal repayments on these securities during the year ended December 31, 2022.

Loans Held for Sale. Loans held for sale increased $25.4 million, or 23.6%, from $107.8 million at December 31, 2021 to $133.2 million at December 31, 2022 as the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $403.2 million in equipment loans held for sale and sold $343.9 million of equipment loans during the year ended December 31, 2022. Partially offsetting the increase in loans held for sale is $19.4 million of equipment loan amortization and prepayments. Additionally, the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $118.4 million of one-to-four family residential loans during the year ended December 31, 2022 and sold $132.9 million of loans in the secondary market during this same period.

Loans Receivable, Net. Loans receivable, net, increased $217.9 million, or 53.9% funded primarily from deposits, excess liquidity and FHLB borrowings. Increases within the portfolio consisted of commercial real estate which increased $149.7 million, or 81.4%, commercial business loans which increased $29.5 million, or 22.7%, construction loans which increased $13.1 million, or 82.7%, multi-family residential loans which increased $17.6 million, or 59.9%, and one-to-four family owner occupied loans which increased $8.3 million, or 84.8%. The increases within the loan portfolio were partially offset by a decrease in other consumer loans which decreased $10,000, or 83.3%. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Federal Home Loan Bank Stock. Federal Home Loan Bank stock increased $4.4 million, or 203.1%, from $2.2 million at December 31, 2021 to $6.6 million at December 31, 2022 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance. The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.2 million and $4.1 million at December 31, 2022 and 2021, respectively.

Premises and Equipment, Net. Premises and equipment, net, increased $122,000, or 4.62%, to $2.8 million at December 31, 2022 from $2.7 million at December 31, 2021. The increase was due primarily to technology upgrades.

Goodwill and Other Intangible, Net. Goodwill is related to the recognition of $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC in January 2021. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million, a portion of which is being amortized.  The balance of other intangible asset at December 31, 2022 was $174,000, net of accumulated amortization of $311,000.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $2.0 million, or 41.9%, to $6.8 million at December 31, 2022 from $4.8 million at December 31, 2021, due primarily to an $856,000 net increase in the right-of-use asset driven by the capitalization of leases for Oakmont in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase is a $543,000 increase in other assets and a $234,000 increase in the net deferred tax asset.

Deposits. Total deposits increased $102.1 million, or 22.8%, to $549.3 million at December 31, 2022 from $447.2 million at December 31, 2021. This increase in deposits was primarily attributable to an increase of $60.3 million, or 30.0%, in money market accounts, an increase of $24.0 million, or 37.1%, in non-interest bearing checking accounts, and an increase of $18.0 million, or 10.0%, in certificates of deposit. The increase in total deposits was partially offset by a $241,000, or 13.1%, decrease in savings accounts. The increase in money market accounts was primarily due to a $150.0 million deposit in May, 2022 through a deposit placement agreement with a third party bank.

Borrowings. Total Federal Home Loan Bank (FHLB) borrowings increased $110.0 million, or 223.7%, to $159.2 million at December 31, 2022 from $49.2 million at December 31, 2021. During the year ended December 31, 2022, the Company borrowed $197.5 million of FHLB short-term borrowings and $80.0 million of FHLB long-term borrowings and paid down $131.3 million of FHLB short-term borrowings and $36.2 million of FHLB long-term borrowings. Federal Reserve Bank (FRB) borrowings increased $3.1 million, or 79.7%, to $7.0 million at December 31, 2022 from $3.9 million at December 31, 2021 as the Company paid off $3.9 million of first round PPP loans pledged as collateral under the FRB’s Paycheck Protection Program Liquidity Facility (PPPLF) and borrowed $7.0 million from the FRB discount window. The Company did not utilize the FRB’s PPPLF to fund second round PPP loans. Other borrowings increased to $5.5 million at December 31, 2022 from none at December 31, 2021.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $8.0 million at December 31, 2022 and $7.9 million at December 31, 2021.

Accrued Expenses and Other Liabilities. Accrued expenses and other liabilities increased $3.6 million, or 59.8%, to $9.6 million at December 31, 2022 from $6.0 million at December 31, 2021, due primarily to a $939,000, or 32.5%, increase in lease liability driven by the capitalization of leases for Oakmont in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase in accrued expenses and other liabilities is a $341,000 increase in the net tax liability and a $224,000 increase in accrued bonus expense. In addition, accrued expenses and other liabilities increased as a result of Oakmont’s results for the year ended December 31, 2022. The remainder of the increase is attributable to an increase in other expense accruals.

Stockholders’ Equity. Total stockholders’ equity increased $12.2 million, or 33.0%, to $49.1 million at December 31, 2022 from $36.9 million at December 31, 2021. Contributing to the increase was net income for the year ended December 31, 2022 of $7.9 million, net income attributable to noncontrolling interest of $2.4 million, issuance of treasury stock for capital raise of $2.4 million, common stock earned by participants in the employee stock ownership plan of $343,000, the reissuance of treasury stock for exercised stock options of $261,000, amortization of stock awards and options under our stock compensation plans of $168,000, and the reissuance of treasury stock under the Bank’s 401(k) Plan of $100,000. These increases were partially offset by dividends paid of $1.0 million, noncontrolling interest distribution of $279,000, the purchase of treasury stock of $49,000, and other comprehensive loss, net of $47,000.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income amounted to $7.9 million for the year ended December 31, 2022 compared to $6.4 million for the year ended December 31, 2021, an increase of $1.5 million, or 22.8%. The increase in net income on a comparative year-end basis was primarily the result of an increase in non-interest income of $7.4 million, and an increase in net interest income of $3.1 million, partially offset by an increase in non-interest expense of $6.2 million, an increase in net income attributable to noncontrolling interest of $2.0 million, an increase in the provision for income taxes of $562,000, and an increase in the provision for loan losses of $274,000.

Net Interest Income. Net interest income increased $3.1 million, or 14.9%, to $23.7 million for the year ended December 31, 2022 from $20.6 million for the year ended December 31, 2021. The increase in net interest income was driven by a $7.5 million, or 29.8%, increase in interest income, partially offset by a $4.4 million, or 100.6%, increase in interest expense.

Interest Income. Interest income increased $7.5 million, or 29.8%, to $32.5 million for the year ended December 31, 2022 from $25.0 million for the year ended December 31, 2021. The increase in interest income was primarily due to a $142.3 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $483.7 million for the year ended December 31, 2021 to an average balance of $626.0 million for the year ended December 31, 2022, and had the effect of increasing interest income $7.2 million. Also contributing to the increase in interest income was a 108 basis point increase in the yield on average due from banks – interest earning, which increased from 0.12% for the year ended December 31, 2021 to 1.20% for the year ended December 31, 2022, and had the effect of increasing interest income $258,000. Contributing to the increase in average balance of loans receivable, net was the purchase of a $55.5 million commercial real estate loan portfolio by the Bank’s wholly-owned subsidiary, Oakmont Commercial, LLC, in April, 2022.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense. Interest expense increased $4.4 million, or 100.6%, to $8.8 million for the year ended December 31, 2022 from $4.4 million for the year ended December 31, 2021. The increase in interest expense was primarily attributable to a 91 basis point increase in the rate on average money market accounts, which increased from 0.60% for the year ended December 31, 2021 to 1.51% for the year ended December 31, 2022, and had the effect of increasing interest expense by $2.4 million. Also contributing to the increase in interest expense was an $85.8 million increase in average money market accounts which increased from an average balance of $174.1 million for the year ended December 31, 2021 to an average balance of $259.9 million for the year ended December 31, 2022, and had the effect of increasing interest expense by $515,000. The increase in money market average balance was impacted by a $150.0 million deposit in May, 2022 through a deposit placement agreement with a third party bank. Also contributing to the increase in interest expense is a $40.2 million increase in average FHLB long-term borrowings which increased from $25.6 million for the year ended December 31, 2021 to $65.8 million for the year ended December 31, 2022, and had the effect of increasing interest expense by $810,000. Also contributing to the increase in interest expense is a 204 basis point increase in the rate on FHLB short-term borrowings, which increased from 0.30% for the year ended December 31, 2021 to 2.34% for the year ended December 31, 2022 and had the effect of increasing interest expense by $643,000. The average interest rate spread decreased from 3.75% for the year ended December 31, 2021 to 3.30% for the year ended December 31, 2022, while the net interest margin decreased from 3.93% for the year ended December 31, 2021 to 3.56% for the year ended December 31, 2022.

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

		Year Ended December 31,
	2022			2021
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
			(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$24,759	$298	1.20%	$25,076	$30	0.12%
Investment in interest-earning time deposits	6,802	128	1.88	8,090	197	2.43
Investment securities available for sale	3,519	63	1.79	5,966	99	1.66
Loans receivable, net (1) (2)	626,041	31,781	5.08	483,733	24,592	5.10
Investment in FHLB stock	4,204	196	4.66	1,652	77	4.67
Total interest-earning assets	665,325	32,466	4.88%	524,517	24,995	4.78%
Non-interest-earning assets	20,078			17,815
Total assets	$685,403			542,332
Interest-bearing liabilities:
Savings accounts	1,673	$3	0.18%	1,666	$3	0.18%
Money market accounts	259,886	3,924	1.51	174,126	1,048	0.60
Certificate of deposit accounts	185,202	2,116	1.14	178,721	2,012	1.13
Total deposits	446,761	6,043	1.35	354,513	3,063	0.86
FHLB short-term borrowings	31,505	737	2.34	10,405	31	0.30
FHLB long-term borrowings	65,755	1,355	2.06	25,648	518	2.02
FRB borrowings	1,556	15	0.97	23,266	81	0.35
Other short-term borrowings	1,601	107	6.68	1,300	162	12.46
Subordinated debt	7,949	520	6.54	7,915	520	6.57
Total interest-bearing liabilities	555,127	8,777	1.58%	423,047	4,375	1.03%
Non-interest-bearing liabilities	91,335			88,315
Total liabilities	646,462			511,362
Stockholders’ Equity	38,941			30,970
Total liabilities and Stockholders’ Equity	$685,403			542,332
Net interest-earning assets	$110,198			$101,470
Net interest income; average interest rate spread		$23,689	3.30%		$20,620	3.75%
Net interest margin (3)			3.56%			3.93%
Average interest-earning assets to average interest-bearing liabilities			119.85%			123.99%

___________________

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

	2022 vs. 2021				2021 vs. 2020
	Increase (Decrease) Due to			Total	Increase (Decrease) Due to			Total
			Rate/	Increase			Rate/	Increase
	Rate	Volume	Volume	(Decrease)	Rate	Volume	Volume	(Decrease)
Interest income:				(In Thousands)
Due from banks, interest-bearing	$272	$-	$(4)	$268	$(52)	$32	$(23)	$(43)
Investment in interest-earning time deposits	(45)	(31)	7	(69)	(6)	(42)	1	(47)
Investment securities available for sale	7	(41)	(2)	(36)	(105)	(95)	38	(162)
Loans receivable, net (1) (2)	(35)	7,235	(11)	7,189	1,229	7,145	561	8,935
Investment in FHLB stock	-	119	-	119	(22)	14	(3)	(11)
Total interest-earning assets	199	7,282	(10)	7,471	1,044	7,054	574	8,672
Interest expense:
Savings accounts	--	--	--	--	--	--	--	--
Money market accounts	1,583	516	779	2,878	(108)	1,051	(289)	654
Certificate of deposit accounts	29	72	1	102	(1,619)	(326)	138	(1,807)
Total deposits	1,612	588	780	2,980	(1,727)	725	(151)	(1,153)
FHLB short-term borrowings	212	63	431	706	(27)	80	(59)	(6)
FHLB long-term borrowings	10	810	17	837	(22)	(70)	3	(89)
FRB long-term borrowings	145	(75)	(136)	(66)	(2)	(26)	1	(27)
Subordinated debt	(2)	2	--	--	(2)	2	--	--
Other short-term borrowings	(76)	38	(17)	(55)	--	--	162	162
Total interest-bearing liabilities	1,901	1,426	1,075	4,402	(1,780)	711	(44)	(1,113)
Increase (decrease) in net interest income	$(1,702)	$5,856	$(1,085)	$3,069	$2,824	$6,343	$618	$9,785

_______________________

(1)         Includes loans held for sale.

(2)         Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses. The Company increased its provision for loan losses by $274,000, or 12.4%, from $2.2 million for the year ended December 31, 2021 to $2.5 million for the year ended December 31, 2022, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2022.

Non-performing loans at December 31, 2022 amounted to $2.0 million, or 0.32%, of net loans receivable at December 31, 2022, consisting of six loans, three of which are on non-accrual status and three of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $9,000 at December 31, 2021, consisting of one one-to-four family residential non-owner occupied loan. The non-performing loans at December 31, 2022 consisted of one multi-family residential, and one commercial real estate loan, and four commercial business loans and are generally well-collateralized or adequately reserved for. The allowance for loan losses as a percent of total loans receivable, net was 1.22% at December 31, 2022 and 1.29% at December 31, 2021. There was no other real estate owned (OREO) at December 31, 2022, or December 31, 2021. Non-performing assets amounted to $2.0 million, or 0.25% of total assets at December 31, 2022 compared to $9,000 at December 31, 2021. There was no other real estate owned (OREO) at December 31, 2022, or December 31, 2021. Non-performing assets amounted to $2.0 million at December 31, 2022 compared to $9,000, or 0.19% of total assets at December 31, 2021.

Non-Interest Income. Non-interest income increased $7.4 million, or 62.0%, from $12.0 million for the year ended December 31, 2021 to $19.4 million for the year ended December 31, 2022. The increase was primarily attributable to a $5.6 million, or 81.7%, increase in net gain on loans held for sale, a $1.7 million, or 1,153.7%, increase in loan servicing income, a $604,000, or 24.2%, increase in mortgage banking, equipment lending, and title abstract fees, a $395,000, or 154.9%, increase in other fees and service charges, a $128,000, or 75.3%, increase in real estate commissions, net, and an $84,000, or 16.5%, increase in insurance commissions. The increase in net gain on loans held for sale was primarily due to the sale of $363.4 million of equipment loans during the year ended December 31, 2022. These increases were partially offset by an $837,000, or 73.0%, decrease in gain on sale of SBA loans, and a $362,000, or 100.0%, decrease in gain on sale of investment securities available for sale.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

          Non-Interest Expense. Non-interest expense increased $6.2 million, or 29.3%, from $21.1 million for the year ended December 31, 2021 to $27.3 million for the year ended December 31, 2022. Salaries and employee benefits expense accounted for $4.6 million of the change as this expense increased 29.6%, from $15.5 million for the year ended December 31, 2021 to $20.1 million for the year ended December 31, 2022 due to expanding and improving the level of staff at the Bank and its subsidiary companies, including Oakmont. The number of full time employees at the Bank and its subsidiary companies, excluding Oakmont increased from 114 at December 31, 2021 to 129 as of December 31, 2022.  The number of full-time employees at Oakmont increased from 45 at December 31, 2021 to 63 at December 31, 2022.  Other expense accounted for $835,000 of the change as this expense increased 60.3%, from $1.4 million for the year ended December 31, 2021 to $2.2 million for the year ended December 31, 2022. FDIC deposit insurance assessment increased $327,000, from $331,000 for the year ended December 31, 2021 to $658,000 for the year ended December 31, 2022. Occupancy and equipment expense accounted for $283,000 of the change as this expense increased 17.5%, from $1.6 million for the year ended December 31, 2021 to $1.9 million for the year ended December 31, 2022. Advertising expense increased $217,000, or 61.8%, from $351,000 for the year ended December 31, 2021 to $568,000 for the year ended December 31, 2022. Professional fees accounted for $89,000 of the change as this expense increased 13.5%, from $659,000 for the year ended December 31, 2021 to $748,000 for the year ended December 31, 2022, due primarily to increased audit and compliance costs. Directors’ fees and expenses accounted for $34,000 of the change as this expense increased 13.5%, from $252,000 for the year ended December 2021 to $286,000 for the year ended December 31, 2022. Partially offsetting these increases was data processing costs which accounted for a $211,000 decrease, as this expense decreased 23.4%, from $901,000 for the year ended December 31, 2021 to $690,000 for the year ended December 31, 2022. The decrease in data processing costs was directly related to the decrease in loan production at Quaint Oak Mortgage, LLC.

Provision for Income Tax. The provision for income tax increased $562,000, or 22.6%, from $2.5 million for the year ended December 31, 2021 to $3.1 million for the year ended December 31, 2022 due primarily to an increase in pre-tax income for the year ended December 31, 2022.

Operating Segments

The Company’s operations consist of two reportable operating segments: Banking and Oakmont Capital Holdings, LLC. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. The Oakmont Capital Holdings, LLC Segment originates equipment loans which are generally sold to third party institutions with the loans’ servicing rights retained. The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. The Oakmont Capital Holdings, LLC Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of commercial customers. Detailed segment information appears in Note 20 in the Notes to Consolidated Financial Statements.

               Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2022 of $8.4 million, a $93,000, or 1.1%, decrease from the year ended December 31, 2021.  This decrease in PTSP was due to a $3.1 million, or 19.4%, increase in non-interest expense, a $1.8 million decrease in non-interest income and a $274,000 increase in the provision for loan losses, partially offset by a $4.8 million increase in net interest income.  The increase in non-interest expense was due primarily to a $2.6 million, or 23.7%, increase in salaries and employee benefits expense, a $327,000, or 98.8%, increase in FDIC deposit insurance assessment, a $157,000, or 30.7%, increase in professional fees, a $65,000, or 5.3%, increase in other expense, a $37,000, or 3.0%, increase in occupancy and equipment, and a $25,000, or 15.5%, increase in advertising expense, partially offset by a $211,000, or 23.4%, decrease in data processing expense. The decrease in non-interest income was primarily due to an $837,000, or 73.0%, decrease in gain on the sale of SBA loans, a $653,000, or 46.3%, decrease in mortgage banking and title abstract fees, a $362,000, or 100.0%, decrease in gain on sale of investment securities available for sale, a $214,000, or 6.1%, decrease in net gain on loans held for sale, and a $136,000, or 91.3%, decrease in loan servicing income, partially offset by a $131,000, or 65.8%, increase in other fees and service charges, a $128,000, or 75.3% increase in real estate sales commissions, net, and a $73,000, or 100.0%, increase in the loss on sales and write-downs of other real estate owned.

                Our Oakmont Capital Holdings, LLC Segment reported a PTSP for the year ended December 31, 2022 of $5.0 million, a $4.1 million, or 486.4%, increase from the year ended December 31, 2021.  The increase in PTSP was primarily due to a $9.2 million, or 123.8%, increase in non-interest income, partially offset by a $3.1, or 59.0%, increase in non-interest expense.  The increase in non-interest income was primarily due to a $5.8 million, or 171.7%, increase in net gain on loans held for sale, and a $1.3 million, or 115.4%, increase in equipment lending fees. The increase in non-interest expense was primarily due to a $2.0 million, or 44.8%, increase in salaries and employee benefits expense, a $770,000, or 484.3%, increase in other expense, a $246,000, or 64.1%, increase in occupancy and equipment expense, and a $192,000 increase in advertising expense.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exposure to Changes in Interest Rates

          The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings. Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. At December 31, 2022 and 2021, certificates of deposit amounted to $198.0 million and $179.9 million, respectively, or 36.0% and 32.5%, respectively, of total assets at such dates.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%. This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company. If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy. Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy. Our one-year cumulative gap was a positive 3.7% at December 31, 2022, compared to a positive 2.6% at December 31, 2021.

          The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2022, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2022, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The Company’s annual historical prepayment rates are applied to loans. Money market and savings accounts are both assumed to have annual rates of withdrawal, or “decay rates,” of 40%.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$3,472	$--	$--	$--	$--	$3,472
Investment in interest-earning time deposits	1,790	750	1,000	293	--	3,833
Investment securities available for sale	2,970	--	--	--	--	2,970
Loans held for sale	133,222	--	--	--	--	133,222
Loans receivable (2)	212,832	33,524	210,469	104,576	67,785	629,186
Investment in Federal Home Loan Bank stock	--	--	--	--	6,601	6,601
Total interest-earning assets	$354,286	$34,274	$211,469	$104,869	$74,386	$779,284

Interest-bearing liabilities:
Savings accounts	$319	$319	$639	$160	$160	1,597
Money market accounts	52,194	52,194	104,389	26,097	26,098	260,972
Certificate accounts	20,868	70,438	78,454	28,191	--	197,951
FHLB borrowings	113,200	37,000	9,022	--	--	159,222
FRB borrowings	7,000	--	--	--	--	7,000
Other short-term borrowings	--	5,489	--	--	--	5,489
Subordinated debt	--	--	--	--	7,966	7,966
Total interest-bearing liabilities	$193,581	$165,440	$192,504	$54,448	$34,224	$640,197

Interest-earning assets less interest-bearing liabilities	$160,705	$(131,166)	$18,965	$50,421	$40,162

Cumulative interest-rate sensitivity gap (3)	$160,705	$29,539	$48,504	$98,925	$139,087

Cumulative interest-rate gap as a percentage of total assets at December 31, 2022	20.3%	3.7%	6.1%	12.5%	17.6%

Cumulative interest-earning assets as a percentage of cumulative interest- bearing liabilities at December 31, 2022	183.0%	108.2%	108.8%	116.3%	121.7%

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

Liquidity and Capital Resources

           The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2022, the Company’s cash and cash equivalents amounted to $3.9 million. At such date, the Company also had $2.5 million invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2022, Quaint Oak Bank had outstanding commitments to originate loans of $36.1 million, commitments under unused lines of credit of $52.2 million, and $2.6 million under standby letters of credit.

At December 31, 2022, certificates of deposit scheduled to mature in one year or less totaled $91.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

          In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds. As of December 31, 2022, we had $159.2 million of borrowings from the FHLB and had $353.4 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances. In addition, as of December 31, 2022 Quaint Oak Bank had $8.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia. Quaint Oak Bank borrowed $7.0 million from the FRB discount window as of December 31, 2022.

As of December 31, 2022, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2022.

Total stockholders’ equity increased $12.2 million, or 33.0%, to $49.1 million at December 31, 2022 from $36.9 million at December 31, 2021. Contributing to the increase was net income for the year ended December 31, 2022 of $7.9 million, net income attributable to noncontrolling interest of $2.4 million, issuance of treasury stock for capital raise of $2.4 million, common stock earned by participants in the employee stock ownership plan of $343,000, the reissuance of treasury stock for exercised stock options of $261,000, amortization of stock awards and options under our stock compensation plans of $168,000, and the reissuance of treasury stock under the Bank’s 401(k) Plan of $100,000. These increases were partially offset by dividends paid of $1.0 million, noncontrolling interest distribution of $279,000, the purchase of treasury stock of $49,000, and other comprehensive loss, net of $47,000.For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively. At December 31, 2022, Quaint Oak Bank exceeded each of its capital requirements with ratios of 7.07%, 7.41%, 7.41% and 8.49%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements. For further discussion of the Bank’s regulatory capital requirements, see Note 18 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

          Commitments. At December 31, 2022, we had unfunded commitments under lines of credit of $49.9 million, $36.1 million of commitments to originate loans, and $2.6 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

          The following table summarizes our contractual cash obligations at December 31, 2022. The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$1,479	$236	446	$291	$506
Certificates of deposit	197,951	91,306	87,662	18,983	-
FHLB borrowings	159,222	150,200	9,022	-	-
FRB borrowings	7,000	7,000	-	-	-
Total contractual obligations	$365,652	$248,742	$97,130	$19,274	$506

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2022 and 2021; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH
2009 Mackenzie Way • Suite 340	2100 Renaissance Blvd. • Suite 110	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	King of Prussia, PA 19406	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia

Quaint Oak Bancorp, Inc.

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company’s loan portfolio totaled $629.5 million as of December 31, 2022, and the associated ALL was $7.7 million. As discussed in Note 7 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in trends in delinquencies and non-accruals, trends in volume and terms of loans, credit concentrations, risk rating, collateral values, experience, ability and depth of lending staff and management, national and local economic trends and conditions, COVID-19 pandemic, quality of loan review system, and lending policies.

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

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s historical loan performance data, third-party macroeconomic data, and considered the existence of new or contrary information. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends.

Allowance for Loan Losses (ALL) – Qualitative Factors (Continued)

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania

March 30, 2023

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,	At December 31,
	2022	2021
	(In thousands, except share data)
Assets
Due from banks, non-interest-bearing	$421	$854
Due from banks, interest-bearing	3,472	9,851
Cash and cash equivalents	3,893	10,705
Investment in interest-earning time deposits	3,833	7,924
Investment securities available for sale	2,970	4,033
Loans held for sale	133,222	107,823
Loans receivable, net of allowance for loan losses
(2022 $7,678; 2021 $5,262)	621,864	403,966
Accrued interest receivable	3,462	3,139
Investment in Federal Home Loan Bank stock, at cost	6,601	2,178
Bank-owned life insurance	4,226	4,137
Premises and equipment, net	2,775	2,653
Goodwill	2,573	2,573
Other intangible, net of accumulated amortization	174	222
Other real estate owned, net	--	--
Prepaid expenses and other assets	6,757	4,762
Total Assets	$792,350	$554,115

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$88,728	$64,731
Interest-bearing	460,520	382,435
Total deposits	549,248	447,166
Federal Home Loan Bank short-term borrowings	93,200	26,000
Federal Home Loan Bank long-term borrowings	66,022	23,193
Federal Reserve Bank long-term borrowings	7,000	3,895
Other short-term borrowings	5,489	-
Subordinated debt	7,966	7,933
Accrued interest payable	584	174
Advances from borrowers for taxes and insurance	4,186	2,856
Accrued expenses and other liabilities	9,573	5,989
Total Liabilities	743,268	517,206

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,777,250 issued; 2,167,613 and 2,011,313 outstanding at December 31, 2022 and 2021, respectively	28	28
Additional paid-in capital	17,906	15,685
Treasury stock, at cost: 609,637 and 765,937 shares at December 31, 2022 and 2021, respectively	(3,992)	(4,977)
Accumulated other comprehensive (loss) income	(24)	23
Retained earnings	30,875	24,030
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	44,793	34,789
Noncontrolling Interest	4,289	2,120
Total Stockholders’ Equity	49,082	36,909
Total Liabilities and Stockholders’ Equity	$792,350	$554,115

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2022	2021
	(In thousands, except share
	and per share data)
Interest Income
Interest on loans, including fees	$31,781	$24,592
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	685	403
Total Interest Income	32,466	24,995

Interest Expense
Interest on deposits	6,043	3,063
Interest on Federal Home Loan Bank short-term borrowings	737	31
Interest on Federal Home Loan Bank long-term borrowings	1,355	518
Interest on Federal Reserve Bank borrowings	15	81
Interest on other short-term borrowings	107	162
Interest on subordinated debt	520	520
Total Interest Expense	8,777	4,375

Net Interest Income	23,689	20,620

Provision for Loan Losses	2,475	2,201

Net Interest Income after Provision for Loan Losses	21,214	18,419

Non-Interest Income
Mortgage banking and title abstract fees	3,103	2,499
Real estate sales commissions, net	298	170
Insurance commissions	593	509
Other fees and services charges	650	255
Loan servicing income	1,868	149
Income from bank-owned life insurance	89	83
Net gain on loans held for sale	12,500	6,881
Gain on the sale of SBA loans	310	1,147
Gain on sale of investment securities available for sale	-	362
Loss on sales and write-downs of other real estate owned	-	(73)
Total Non-Interest Income, net	19,411	11,982

Non-Interest Expense
Salaries and employee benefits	20,137	15,538
Directors’ fees and expenses	286	252
Occupancy and equipment	1,904	1,621
Data processing	690	901
Professional fees	748	659
FDIC deposit insurance assessment	658	331
Advertising	568	351
Amortization of other intangible	49	49
Other	2,220	1,385
Total Non-Interest Expense	27,260	21,087
Income before Income Taxes	13,365	9,314
Income Taxes	3,054	2,492
Net Income	$10,311	$6,822
Net Income Attributable to Noncontrolling Interest	$2,448	$418
Net Income Attributable to Quaint Oak Bancorp, Inc.	$7,863	$6,404
Consolidated Statements of Income

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

Earnings per share – basic	$3.85	$3.21
Average shares outstanding - basic	2,042,740	1,995,468
Earnings per share - diluted	$3.65	$3.06
Average shares outstanding - diluted	2,152,889	2,093,108

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2022	2021
	(In Thousands)

Net Income	$10,311	$6,822

Other Comprehensive Loss:
Unrealized (losses) gains on investment securities available for sale	(59)	242
Income tax effect	12	(51)
Reclassification adjustment for gain on sale of investment securities included in net income	-	(362)
Income tax effect	-	76
Net other comprehensive loss	(47)	(95)

Total Comprehensive Income	$10,264	$6,727

Comprehensive Income Attributable to Noncontrolling Interest	$2,448	$418

Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	$7,816	$6,309

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest		Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2020	1,986,528	$28	$15,282	$(5,114)	$(51)	$118	$18,465	$		$28,728

Common stock allocated by ESOP (10,821 shares)			134		51					185

Contribution of shares to ESOP from Treasury	4,000		56	24						80

Treasury stock purchased	(1,398)			(25)						(25)

Reissuance of treasury stock under 401(k) Plan	5,262		63	33						96

Reissuance of treasury stock under stock incentive plan	9,421		(58)	58						-

Reissuance of treasury stock for exercised stock options	7,500		40	47						87

Stock based compensation expense			168							168

Noncontrolling interest initial contribution									1,702	1,702

Cash dividends declared ($0.42 per share)							(839)			(839)

Net income							6,404		418	6,822

Other comprehensive income, net						(95)				(95)

BALANCE – DECEMBER 31, 2021	2,011,313	$28	$15,685	$(4,977)	$-	$23	$24,030		$2,120	$36,909

Contribution of shares to ESOP from Treasury	16,000		244	99						343

Reissuance of treasury stock for capital raise	105,904		1,724	659						2,383

Treasury stock purchased	(2,147)		-	(49)						(49)

Reissuance of treasury stock under 401(k) Plan	4,420		73	27						100

Reissuance of treasury stock under stock incentive plan	9,123		(57)	57						--

Reissuance of treasury stock for exercised stock options	23,000		69	192						261

Stock based compensation expense			168							168

Net income attributable to noncontrolling interest									2,448	2,448

Cash dividends declared ($0.50 per share)							(1,018)			(1,018)

Noncontrolling interest distribution									(279)	(279)

Net income							7,863			7,863

Other comprehensive loss, net						(47)				(47)

BALANCE –DECEMBER 31, 2022	2,167,613	$28	$17,906	$(3,992)	$-	$(24)	$30,875		$4,289	$49,082

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows
	Years Ended December 31,
	2022	2021
	(In Thousands)
Cash Flows from Operating Activities
Net income	$10,311	$6,822
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	2,475	2,201
Depreciation expense	437	344
Amortization of operating right-of-use assets	325	164
Amortization of subordinated debt issuance costs	34	34
Amortization of other intangible	49	49
Net amortization of securities premiums	-	6
Accretion of deferred loan fees and costs, net	(1,944)	(4,988)
Deferred income taxes	(222)	(336)
Stock-based compensation expense	511	433
Net realized loss on sale of foreclosed real estate	-	73
Gain on sale of investment securities available for sale	-	(362)
Net gain on loans held for sale	(12,500)	(6,881)
Loans held for sale-originations	(521,710)	(406,216)
Loans held for sale-proceeds	508,811	369,379
Gain on the sale of SBA loans	(310)	(1,147)
Increase in the cash surrender value of bank-owned life insurance	(89)	(83)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(323)	(85)
Prepaid expenses and other assets	(2,085)	1,603
Accrued interest payable	410	(262)
Accrued expenses and other liabilities	3,582	1,891
Net Cash Used in Operating Activities	(12,238)	(37,361)
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(2,133)	(2,467)
Redemption of interest-earning time deposits	6,224	4,006
Principal repayments on investment securities available for sale	1,004	1,066
Proceeds from the sales of investment securities available for sale	-	5,862
Net increase in loans receivable	(218,119)	(42,536)
Purchase of Federal Home Loan Bank stock	(10,980)	(1,113)
Redemption of Federal Home Loan Bank stock	6,557	600
Proceeds from the sale of foreclosed real estate	-	563
Acquisition, net of cash acquired	-	1,259
Capitalized expenditures on other real estate owned	-	(350)
Purchase of premises and equipment	(560)	(619)
Net Cash Used in Investing Activities	(218,007)	(33,729)
Cash Flows from Financing Activities
Net increase in demand deposits, money markets, and savings accounts	84,041	111,838
Net (decrease) increase in certificate accounts	18,041	(19,517)
Increase (decrease) in advances from borrowers for taxes and insurance	1,330	370
Proceeds from Federal Home Loan Bank short-term borrowings	198,500	26,000
Repayment of Federal Home Loan Bank short-term borrowings	(131,300)	(10,000)
Proceeds from Federal Home Loan Bank long-term borrowings	79,000	-
Repayment of Federal Home Loan Bank long-term borrowings	(36,171)	(5,000)
Proceeds from Federal Reserve Bank borrowings	60,200	-
Repayment of Federal Reserve Bank borrowings	(57,095)	(44,239)
Proceeds from other short-term borrowings	5,489	-
Repayment of other short-term borrowings	-	(10,889)
Dividends paid	(1,018)	(839)
Noncontrolling interest capital distribution	(279)	-
Proceeds from issuance of treasury stock for capital raise	2,383	-
Purchase of treasury stock	(49)	(25)
Proceeds from the reissuance of treasury stock	100	96
Proceeds from the exercise of stock options	261	87
Net Cash Provided by Financing Activities	223,433	47,882
Net Decrease in Cash and Cash Equivalents	(6,812)	(23,208)
Cash and Cash Equivalents – Beginning of Year	10,705	33,913
Cash and Cash Equivalents – End of Year	$3,893	$10,705
See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2022	2021
	(In Thousands)
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$8,367	$4,563
Cash payments for income taxes	$2,900	$2,293
Initial recognition of operating lease right-of use assets	$1,050	$670
Initial recognition of operating lease obligations	$1,050	$670

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries. At December 31, 2022, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania. These companies began operation in July 2009. In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. As of January 4, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. All significant intercompany balances and transactions have been eliminated.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 7. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2022, one investor purchased a total of 38% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 35% of the gain on mortgage loans sold during the year. During the year ended December 31, 2022, one investor purchased a total of 51% of all loans sold by the Bank from its equipment loans held for sale, and the sales to this investor accounted for approximately 60% of the gain on equipment loans sold during the year.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment. This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2022 and 2021.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2022 and 2021.

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

Loans Held for Sale

Loans originated by the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs, commissions and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. Oakmont Capital Holdings, LLC originates commercial business loans for the purchase of business essential equipment for sale primarily to other financial institutions.

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

The Company held no other real estate owned (OREO) at December 31, 2022 or December 31, 2021.

Mortgage Servicing Rights

Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans. Mortgage servicing rights totaled $330,000 and $323,000 at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022 and 2021, approximately $58,000 and $33,000 in amortization was recognized, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2022 and 2021. The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2019.

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

At December 31, 2022, the Company has outstanding equity awards under three share-based plans: the 2008 Stock Option Plan, the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan. Awards under these plans were made in May 2013 and 2018. These plans are more fully described in Note 14.

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

Reclassifications

Certain items in the 2021 consolidated financial statements have been reclassified to conform to the presentation in the 2022 consolidated financial statements. Such reclassifications did not have a material impact on the overall consolidated financial statements.

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

As a result of adopting this standard, effective January 1, 2023, the Company expects the increase in our allowance for loan losses and our reserves for unfunded commitments combined to be less than 5%. These estimates are subject to further refinements based on ongoing evaluations of our model, methodologies, and judgments, as well as prevailing economic conditions and forecasts as of the adoption date. The adoption of ASU 2016-13 is not expected to have a significant impact on our regulatory capital ratios.

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

In March 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures. The guidance amends ASC 326 to eliminate the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancing and restructuring activities by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying TDR recognition and measurement guidance, creditors will determine whether a modification results in a new loan or continuation of existing loan. These amendments are intended to enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, the amendments to ASC 326 require that an entity disclose current-period gross writeoffs by year of origination within the vintage disclosures, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The guidance is only for entities that have adopted the amendments in Update 2016-13 for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption using prospective application, including adoption in an interim period where the guidance should be applied as of the beginning of the fiscal year. This Update is not expected to have a significant impact on the Company’s financial statements.

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented. Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”). CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2022 and 2021, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2022	2021
Net Income	$7,863,000	$6,404,000

Weighted average shares outstanding – basic	2,042,740	1,995,468
Effect of dilutive common stock equivalents	110,149	97,639
Adjusted weighted average shares outstanding – diluted	2,152,889	2,093,108

Basic earnings per share	$3.85	$3.21
Diluted earnings per share	$3.65	$3.06

Note 4 – Accumulated Other Comprehensive (Loss) Income

The following table presents the changes in accumulated other comprehensive (loss) income by component, net of tax, for the years ended December 31, 2022 and 2021 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2022	2021
Balance beginning of the year	$23	$118

Other comprehensive (loss) income before reclassifications	(47)	191
Amount reclassified from accumulated other comprehensive (loss) income	-	(286)
Total other comprehensive loss	(47)	(95)
Balance end of the year	$(24)	$23

_______________________

(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the years ended December 32, 2022 and 2021 (in thousands):

Details About Other Comprehensive Loss	Amount Reclassified from Accumulated Other Comprehensive (Loss) Income(1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,
	2022	2021
Sale of securities available for sale	$-	$362	Gain on sales of investment securities
Tax effect	-	(76)	Income taxes
Total reclassification for the period	$-	$286

_______________________

(1)         Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2022 and 2021, by contractual maturity, is shown below (in thousands):

	2022	2021
Due in one year or less	$2,541	$4,487
Due after one year through five years	1,292	3,437
Total	$3,833	$7,924

Note 6 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2022 and 2021 are summarized below (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$2,902	$--	$(31)	$2,871
Federal National Mortgage Association securities	98	1	--	99
Total available-for-sale-securities	$3,000	$1	$(31)	$2,970

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$3,860	$22	$--	$3,882
Federal National Mortgage Association securities	144	7	--	151
Total available-for-sale-securities	$4,004	$29	$--	$4,033

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after ten years	$3,000	$2,970
Total	$3,000	$2,970

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment Securities Available for Sale (Continued)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2022 (in thousands):

December 31, 2022
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	11	$2,871	$(31)	$--	$--	$2,871	$(31)

At December 31, 2022, there were no securities in an unrealized loss position. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates. Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. There were no impairment charges recognized during the year ended December 31, 2022 or 2021.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2022	December 31, 2021
Real estate loans:
One-to-four family residential:
Owner occupied	$18,070	$9,779
Non-owner occupied	39,315	38,752
Total one-to-four family residential	57,385	48,531
Multi-family (five or more) residential	46,909	29,344
Commercial real estate	333,540	183,822
Construction	28,938	15,843
Home equity	4,918	4,706
Total real estate loans	471,690	282,246

Commercial business	159,069	129,608
Other consumer	2	12
Total Loans	630,761	411,866

Deferred loan fees and costs	(1,219)	(2,638)
Allowance for loan losses	(7,678)	(5,262)
Net Loans	$621,864	$403,966

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$17,663	$407	$-	$-	$18,070
One-to-four family residential non-owner occupied	39,315	-	-	-	39,315
Multi-family residential	45,201	-	1,708	-	46,909
Commercial real estate	333,406	-	134	-	333,540
Construction	28,938	-	-	-	28,938
Home equity	4,918	-	-	-	4,918
Commercial business	153,746	2,908	2,415	-	159,069
Other consumer	2	-	-	-	2
Total	$623,189	$3,315	$4,257	$-	$630,761

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

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2022 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2022
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
One-to-four family residential owner occupied	$-	$-	$--	$--	$--
One-to-four family residential non-owner occupied	7	9	--	7	--
Multi-family residential	1,708	1,722	--	1,708	--
Commercial real estate	129	129	--	130	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--

With an allowance recorded:
One-to-four family residential owner occupied	$--	$--	$--	$--	$--
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	134	134	118	136	9
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	97	97	97	102	6
Other consumer	--	--	--	--	--

Total:
One-to-four family residential owner occupied	$-	$-	$--	$--	$--
One-to-four family residential non-owner occupied	7	9	--	7	--
Multi-family residential	1,708	1,722	--	1,708	--
Commercial real estate	263	263	118	266	21
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	97	97	97	102	6
Other consumer	--	--	--	--	--
Total	$2,075	$2,091	$215	$2,083	$27

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

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions. At December 31, 2022, the Company had two loans totaling $136,000 that were identified as troubled debt restructurings. Both of these loans were performing in accordance with their modified terms as of December 31, 2022. During the year ended December 31, 2022, no new loans were identified as TDRs. At December 31, 2021, the Company had two loans totaling $140,000 that were identified as troubled debt restructurings. One of these loans was performing in accordance with its modified terms and one was on non-accrual as of December 31, 2021. If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2022 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2022 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2022 (in thousands):

	December 31, 2022
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non- Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$73	$292	$249	$2,475	$119	$29	$1,625	$400	$5,262
Charge-offs	-	-	-	-	-	-	(59)	-	(59)
Recoveries	-	-	-	-	-	-	-	-	-
Provision	50	3	202	1,275	185	4	856	(100)	2,475
Ending balance	$123	$295	$451	$3,750	$304	$33	$2,325	$300	$7,678
Ending balance evaluated
for impairment:
Individually	$-	$-	$-	$118	$-	$-	$97	$-	$215
Collectively	$123	$295	$451	$3,632	$304	$33	2,325	$300	$7,463
Loans receivable:
Ending balance	$18,070	$39,315	$46,909	$333,540	$28,938	$4,918	$159,071		$630,761
Ending balance evaluated
for impairment:
Individually	$-	$7	$1,708	$263	$-	$-	$97		$2,075
Collectively	$18,070	$39,308	$45,201	$333,277	$28,938	$4,918	$158,974		$628,686

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The Bank allocated increased allowance for loan loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2022, due primarily to changes in qualitative and quantitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class for the year ended December 31, 2022, due primarily to changes in quantitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the multi-family loan portfolio class for the year ended December 31, 2022, due primarily to changes in qualitative and quantitative factors in this portfolio class.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
One-to-four family residential owner occupied	$-	$-
One-to-four family residential non-owner occupied	-	9
Multi-family residential	1,708	-
Commercial real estate	134	-
Construction	-	-
Home equity	-	-
Commercial business	97	-
Other consumer	-	-
Total	$1,939	$9

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $2.0 million and $9,000 at December 31, 2022 and 2021, respectively. For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2022 and 2021 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $167,000 for the year ended December 31, 2022 and $1,000 for the year ended December 31, 2021.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$407	$-	$407	$17,663	$18,070	$--
One-to-four family residential non-owner occupied	23	--	23	39,292	39,315	--
Multi-family residential	--	1,708	1,708	45,201	46,909	--
Commercial real estate	2,895	134	3,029	330,511	333,540	--
Construction	2,062	--	2,062	26,876	28,938	--
Home equity	39	--	39	4,879	4,918	--
Commercial business	10	97	107	158,962	159,069	51
Other consumer	--	--	--	2	2	--
Total	$5,436	$1,939	$7,375	$623,386	$630,761	$51

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

	December 31, 2021
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$809	$-	$809	$8,970	$9,779	$--
One-to-four family residential non-owner occupied	285	9	294	38,458	38,752	--
Multi-family residential	--	--	--	29,344	29,344	--
Commercial real estate	--	--	--	183,822	183,822	--
Construction	--	--	--	15,843	15,843	--
Home equity	--	--	--	4,706	4,706	--
Commercial business	367	--	367	129,241	129,608	--
Other consumer	--	--	--	12	12	--
Total	$1,461	$9	$1,470	$410,396	$411,866	$--

Note 8 - Premises and Equipment

The components of premises and equipment at December 31, 2021 and 2021 are as follows (in thousands):

	2022	2021
Land and land improvements	$292	$292
Buildings	1,619	1,568
Leasehold improvements	649	584
Furniture, fixtures and equipment	2,892	2,417
	5,452	4,861
Accumulated depreciation	(2,677)	(2,208)
Premises and equipment, net	$2,775	$2,653

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to approximately $437,000 and $344,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On January 4, 2021, the Bank acquired a majority ownership interest in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC. On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. The Company paid $1.0 million for these rights. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset. This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business. The balance of other intangible asset at December 31, 2022 was $174,000, net of accumulated amortization of $311,000. Amortization expense for both years ended December 31, 2022 and 2021 amounted to approximately $49,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 – Goodwill and Other Intangible, Net (Continued)

Estimated amortization expense of other intangible for the remaining four years is as follows (in thousands):

2023	$49
2024	49
2025	49
Thereafter	27
Total	$174

Note 10 - Deposits

Deposits and the weighted average interest rate at December 31, 2022 and 2021 consist of the following (in thousands):

	2022		2021
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$88,728	--%	$64,730	--%
Savings accounts	1,597	0.20	1,838	0.20
Money market accounts	260,972	1.15	200,688	0.56
Certificate of deposit accounts	197,951	2.15	179,910	0.94
Total	$549,248	1.28%	$447,166	0.61%

A summary of certificates of deposit by maturity at December 31, 2022 is as follows (in thousands):

Years ending December 31:
2023	$91,306
2024	48,294
2025	30,159
2026	9,208
2027	18,984
Total	$197,951

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $30.4 million and $24.7 million at December 31, 2022 and 2021, respectively.

Note 11 - Borrowings

As of December 31, 2022, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $353.4 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $159.2 million and $49.2 million at December 31, 2022 and 2021, respectively. As of December 31, 2022, Quaint Oak Bank has $8.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia under the discount window program. Quaint Oak Bank borrowed $7.0 million from the FRB discount window as of December 31, 2022. There were no borrowings under this discount window as of  December 31, 2021. As of December 31, 2022, Quaint Oak Bank had no outstanding advances with the FRB under the PPPLF program.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Borrowings (Continued)

As of December 31, 2022, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2022.

Short-term borrowings and the weighted interest rates consist of the following at December 31, 2022 and 2021 (dollars in thousands):

	FHLB Short-Term Borrowings At or For the Year Ended December 31,		FRB Short-Term Borrowings At or For the Year Ended December 31,		Other Short-Term Borrowings At or For the Year Ended December 31,
	2022	2021	2022	2021	2022	2021
	(Dollars in Thousands)
Average balance outstanding	$31,505	$10,405	$583	$-	$1,601	$1,300
Maximum amount outstanding at any month- end during the period	93,200	26,000	7,000	-	5,489	6,986
Balance outstanding at end of period	93,200	26,000	7,000	-	5,489	-
Average interest rate during the period	2.34%	0.30%	1.65%	-	6.68%	12.46%
Weighted average interest rate at end of period	4.45%	0.28%	4.50%	-	7.11%	-%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2022	$--	--%	$7,171	2.10%
2023	57,000	2.22	7,000	2.16%
2024	6,167	2.05	6,167	2.05
2025	2,855	1.25	2,855	1.25
Total FHLB long-term debt	$66,022	2.16%	$23,193	2.00%

Federal Reserve Bank long-term borrowings increased to $7.0 million at December 31, 2022 compared to $3.9 million at December 31, 2021 as the Company paid off $3.9 million of first round PPP loans pledged as collateral under the FRB’s Paycheck Protection Program Liquidity Facility (PPPLF) and borrowed $7.0 million from the FRB discount window. Under the PPPLF the Company pledged certain PPP loans as collateral and borrowed from the Federal Reserve at a rate of 0.35% that is fixed for two years. These borrowings are paid off as the PPP loans pledged as collateral are forgiven through the SBA PPP loan forgiveness program.

Note 12 – Subordinated Debt

On December 27, 2018, the Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 – Subordinated Debt (Continued)

The balance and unamortized issuance costs of subordinated debt at December 31, 2022 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$34	$7,966

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Note 13 - Income Taxes

The components of income tax expense for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Federal:
Current	$2,263	$2,045
Deferred	(221)	(336)
Total federal	2,042	1,709
State, current	1,012	783
Total	$3,054	$2,492

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2022 and 2021, respectively, as follows (in thousands):

	2022		2021
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$2,292	21.0%	$1,868	21.0%
State tax, net of federal benefit	800	7.4	618	7.0
Stock compensation expense	(22)	(0.2)	20	0.2
Other	(16)	(0.2)	(14)	(0.2)
Total	$3,054	28.0%	$2,492	28.0%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Deferred tax assets:
Allowance for loan losses	$1,612	$1,105
Deferred loan fees	256	554
Stock-based compensation	7	6
Unrealized loss on investment securities available for sale	6	--
Interest on non-accrual loans	35	--
Total deferred tax assets	1,916	1,665

Deferred tax liabilities:
Bank premises and equipment	(219)	(199)
Unrealized gain on investment securities available for sale	--	(6)
Intangible	(24)	(21)
Total deferred tax liabilities	(243)	(226)

Net Deferred Tax Asset	$1,673	$1,439

The net deferred tax asset at December 31, 2022 and 2021 of $1.7 million and $1.4 million, respectively, is included in other assets. No valuation allowance was established at December 31, 2022 and 2021, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

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

During the year ended December 31, 2022, the Company made four discretionary contributions totaling 16,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $99,000. During the fourth quarter of 2021, the Company made a discretionary contribution of 4,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $77,000. During the years ended December 31, 2022 and 2021, the Company recognized $343,000 and $265,000 of ESOP expense, respectively.

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

As of December 31, 2022 a total of 9,122 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and 1,800 share awards under the 2013 Stock Incentive Plan. The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

A summary of option activity under the Company’s Option Plan and 2013 and 2018 Stock Incentive Plans as of December 31, 2022 and 2021 and changes during the year ended December 31, 2022 and 2021 is as follows:

	2022		2021
		Weighted		Weighted
	Number of	Average Grant	Number of	Average Grant
	Shares	Date Fair Value	Shares	Date Fair Value

Unvested at the beginning of the year	18,845	$13.30	28,266	$13.30
Granted	--	--	--	--
Vested	(9,123)	13.30	(9,421)	13.30
Forfeited	(600)	13.30	--	--
Unvested at the end of the year	9,122	$13.30	18,845	$13.30

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During both the years ended December 31, 2022 and 2021, the Company recognized approximately $124,000 of compensation expense. During both the years ended December 31, 2022 and 2021, the Company recognized a tax benefit of approximately $26,000. As of December 31, 2022, approximately $43,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

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

As of December 31, 2022, a total of 195,396 grants of stock options were outstanding under the Option Plan and 2013 and 2018 Stock Incentive Plans and 37,250 stock options were available for future grant under the 2018 Stock Incentive Plan, 7,000 stock options under the 2013 Stock Incentive Plan and none under the Option Plan. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and Stock Incentive Plan for the years ended December 31, 2022 and 2021 and changes during the years ended December 31, 2022 and 2021 is as follows:

	2022			2021
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	233,136	$10.96	4.2	240,636	$10.98	5.2
Granted	--	--	--	--	--	--
Exercised	(23,000)	8.55	--	(7,500)	11.57	--
Forfeited	(14,200)	10.96	--	--	--	--
Outstanding at the end of the period	195,396	$11.24	3.5	233,136	$10.96	4.2
Exercisable at the end of the period	170,009	$10.90	6.4	180,081	$10.28	5.6

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

At December 31, 2022, the aggregate intrinsic value of options outstanding was $2.1 million and options exercisable was $1.9 million. At December 31, 2021, the aggregate intrinsic value of the options outstanding was $2.0 million on and options exercisable was $1.5 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2022 and December 31, 2021. This amount changes based on changes in the market value of the Company’s common stock.

During both the years ended December 31, 2022 and 2021, approximately $44,000 in compensation expense on stock options was recognized. A tax benefit of approximately $2,000, was recognized during each of these periods. As of December 31, 2022, approximately $18,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

Note 15 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability. None of these individuals were indebted to the Company for loans at December 31, 2022 and 2021, respectively.

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

A summary of the Company’s financial instrument commitments at December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Commitments to originate loans	$36,087	$27,871
Unfunded commitments under lines of credit	49,881	38,732
Standby letters of credit	2,601	4,804

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

Note 17 - Leases

The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment. Due to the adoption of ASU 2016-02, Leases (Topic 842), the Company completed a comprehensive review and analysis of all its property contracts. As a result of this review, it was determined that the Company leases three office locations under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Company's existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $184,000 for the year ending December 31, 2022 and $249,000 for the year ending December 31, 2021.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Company's historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2022.

Operating
Weighted average remaining term (years)	13.2
Weighted average discount rate	2.58%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Leases (Continued)

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2022, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2023	$332
2024	324
2025	323
2026	332
2027	282
2028 and thereafter	2,163
Total undiscounted cash flows	3,756
Discount on cash flows	(593)
Total lease liabilities	$3,163

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2022, the Company had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $362,000 in 2022 and $297,000 in 2021.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2022, that the Bank meets all capital adequacy requirements to which it is subject.

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

On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital. As of December 31, 2022 the Bank was adequately capitalized under the regulatory framework for prompt corrective action. The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

The Bank’s actual capital amounts and ratios at December 31, 2022 and 2021 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2022:
Total capital (to risk-weighted assets)	$60,820	8.49%	$	≥57,313	≥8.00%	$	≥71,642	≥10.00%
Tier 1 capital (to risk-weighted assets)	53,115	7.41		≥42,985	≥6.00		≥57,313	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	53,115	7.41		≥32,239	≥4.50		≥46,567	≥6.50
Tier 1 capital (to average assets)	53,115	7.07		≥30,032	≥4.00		≥37,540	≥5.00
	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2021:
Total capital (to risk-weighted assets)	$45,765	10.69%	$	≥34,247	≥8.00%	$	≥42,809	≥10.00%
Tier 1 capital (to risk-weighted assets)	40,438	9.45		≥25,685	≥6.00		≥32,247	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	40,438	9.45		≥19,264	≥4.50		≥27,826	≥6.50
Tier 1 capital (to average assets)	40,438	7.41		≥21,822	≥4.00		≥27,277	≥5.00

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

In 2022, the Bank did not pay any cash dividends to the Company. In 2021, the Bank paid a total of $1.0 million in cash dividends to the Company. At December 31, 2022, the Bank’s retained net income for the years ended December 31, 2022 and 2021 less the dividends declared and paid during those periods, totaled $14.0 million.

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

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 18 of the Company’s 2022 Form 10-K, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk. Loans are considered a Level 3 classification.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2022 (in thousands):

	December 31, 2022
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$2,871	$--	$2,871	$--
Federal National Mortgage Association mortgage- backed securities	99	--	99	--
Total investment securities available for sale	$2,970	$--	$2,970	$--
Total recurring fair value measurements	$2,970	$--	$2,970	$--

Nonrecurring fair value measurements
Impaired loans	$1,860	$--	$--	$1,860
Total nonrecurring fair value measurements	$1,860	$--	$--	$1,860

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2021 (in thousands):

	December 31, 2021
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$3,882	$--	$3,882	$--
Federal National Mortgage Association mortgage- backed securities	151	--	151	--
Total investment securities available for sale	$4,033	$--	$4,033	$--
Total recurring fair value measurements	$4,033	$--	$4,033	$--

Nonrecurring fair value measurements
Impaired loans	$140	$--	$--	$140
Total nonrecurring fair value measurements	$140	$--	$--	$140

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$1,860	Appraisal of collateral (1)	Appraisal adjustments (2)	10%	(10%)

	December 31, 2021
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$140	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)

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

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2022 and 2021 (in thousands):

			Fair Value Measurements at
			December 31, 2022
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$3,833	$3,907	$--	$--	$3,907
Loans held for sale	133,222	137,253	--	137,253	--
Loans receivable, net	621,864	600,186	--	--	600,186

Financial Liabilities
Deposits	549,248	551,157	351,297	--	199,860
FHLB long-term borrowings	66,022	65,846	--	--	65,846
FRB long-term borrowings	7,000	6,981	-	-	6,981
Subordinated debt	7,966	7,886	-	-	7,886

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments

The Company's operations currently consist of two reportable operating segments: Banking and Oakmont Capital Holdings, LLC. The Company offers different products and services through its two segments. The accounting policies of the segments are generally the same as those of the consolidated company.

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment's operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment's loan portfolio and management’s assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment’s operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, which are included in the Banking Segment for segment reporting purposes. The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company’s Banking segment.

The Oakmont Capital Holdings, LLC Segment originates equipment loans which are generally sold to third party institutions with the loans’ servicing rights retained. The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. The Oakmont Capital Holdings, LLC Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of commercial customers.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2022			2021
	Quaint Oak Bank(1)	Oakmont Capital Holdings, LLC	Consolidated	Quaint Oak Bank(1)	Oakmont Capital Holdings, LLC	Consolidated
Net Interest Income (Loss)	$24,114	$(425)	$23,689	$19,072	$1,548	$20,620
Provision for Loan Losses	2,475	-	2,475	2,201	-	2,201
Net Interest Income (Loss) after Provision for Loan Losses	21,639	(425)	21,214	16,871	1,548	18,419

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	757	2,346	3,103	1,410	1,089	2,499
Real estate sales commissions, net	298	-	298	170	-	170
Insurance commissions	593	-	593	509	-	509
Other fees and services charges	330	320	650	199	56	255
Net loan servicing income	13	1,855	1,868	149	-	149
Income from bank-owned life insurance	89	-	89	83	-	83
Net gain on loans held for sale	3,270	9,230	12,500	3,484	3,397	6,881
Gain on the sale of SBA loans	310	-	310	1,147	-	1,147
Loss on sale of investment securities available for sale	-	-	-	362	-	362
Loss on sales and write-downs of other real estate owned	-	-	-	(73)	-	(73)
Total Non-Interest Income	5,660	13,751	19,411	7,440	4,542	11,982

Non-Interest Expense
Salaries and employee benefits	13,828	6,309	20,137	11,181	4,357	15,538
Directors’ fees and expenses	286	-	286	252	-	252
Occupancy and equipment	1,274	630	1,904	1,237	384	1,621
Data processing	690	-	690	901	-	901
Professional fees	668	80	748	511	148	659
FDIC deposit insurance assessment	658	-	658	331	-	331
Advertising	186	382	568	161	190	351
Amortization of other intangible	49	-	49	49	-	49
Other	1,291	929	2,220	1,226	159	1,385
Total Non-Interest Expense	18,930	8,330	27,260	15,849	5,238	21,087
Pretax Segment Profit	$8,369	$4,996	$13,365	$8,462	$852	$9,314
Net Income Attributable to
Noncontrolling Interest	$2,448	$-	$2,448	$418	$-	$418
Segment Assets	$757,688	$34,662	$792,350	$537,276	$16,839	$554,115

__________________

(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, QOB Properties, and Oakmont Commercial.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21– Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2022	2021
Assets
Cash and cash equivalents	$284	$676
Investment in Quaint Oak Bank	50,966	40,556
Premises and equipment, net	1,432	1,474
Other assets	77	16
Total Assets	$52,759	$42,722

Liabilities and Stockholders’ Equity
Subordinated debt	$7,966	$7,933
Stockholders’ equity	44,793	34,789
Total Liabilities and Stockholders’ Equity	$52,759	$42,722

Statements of Income

	For the Year Ended December 31,
	2022	2021
Income
Dividends from subsidiary	$-	$1,000
Interest income	-	-
Rental income	365	314
Total Income	365	1,314

Expenses
Occupancy and equipment expense	122	110
Interest on subordinated debt	520	520
Other expenses	158	156
Total Expenses	800	786

Net Income Before Income Taxes	(435)	528
Equity in Undistributed Net Income of Subsidiary	8,207	5,777
Income (Loss) Tax Benefit	91	99
Net Income	$7,863	$6,404

Comprehensive Income	$7,816	$6,309

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2022	2021

Operating Activities
Net income	$7,863	$6,404
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed net income in subsidiary	(8,207)	(5,777)
Depreciation expense	53	54
Amortization of subordinated debt issuance costs	34	34
Stock-based compensation expense	511	324
(Increase) decrease in other assets	(62)	-
Net cash provided by operating activities	192	1,039

Investing Activities
Purchase of property and equipment	(12)	(15)
Net cash used in investing activities	(12)	(15)

Financing Activities
Dividends paid	(1,018)	(839)
Proceeds from the reissuance of treasury stock for capital raise	2,383	-
Additional Paid-in Capital	(2,250)	-
Purchase of treasury stock	(49)	(25)
Proceeds from the reissuance of treasury stock for 401(k) Plan	100	96
Proceeds from the exercise of stock options	262	87
Net cash used in financing activities	(572)	(681)

Net Increase (Decrease) in Cash and Cash Equivalents	(392)	343
Cash and Cash Equivalents-Beginning of Year	676	333
Cash and Cash Equivalents-End of Year	$284	$676

Note 22 – Subsequent Event

On March 2, 2023, the Company announced the completion of a private offering of $12.0 million in aggregate principal amount of fixed rate subordinated notes due March 15, 2025 (the “Notes”) to certain qualified institutional buyers.  On March 16, 2023, the Company completed an additional $2.0 million in aggregate private offering of subordinated debt to accredited investors under the same terms.  The Company intends to use the net proceeds of the offerings for general corporate purposes.

The Notes bear interest at a fixed annual rate of 8.50%, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2023. The Notes’ maturity date is March 15, 2025. The Company is entitled to redeem the Notes, in whole or in part, on or after March 15, 2024, and to redeem the Notes at any time in whole upon certain other events, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

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
501 Knowles Avenue
Southampton, PA 18966
(215) 364-4059

Shareholder Services - Transfer Agent/Registrar

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.:

Computershare, Inc.
211 Quality Circle, Suite 210
College Station, TX 77845
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

Boards of Directors of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
President &
Chief Executive Officer

Robert J. Phillips
Chairman of the Board
Currently Retired

George M. Ager, Jr.
Currently Retired

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer

James J. Clarke, Ph.D.
Clarke Consulting, Principal
Villanova, PA

Andrew E. DiPiero, Jr., Esq.
Baratta Law LLC
Huntingdon Valley, PA

Kenneth R. Gant, MBA
Currently Retired

Susan M. Vettori
Currently Retired

Directors of Quaint Oak Bank Only

Ray S. Greenberg, CFP
Financial Expertise, Owner
Feasterville, PA

Bora Ozkan, Ph.D.
Temple University, Fox School of Business
Associate Professor of Finance &
Academic Director of OMBA & OBBA
Philadelphia, PA

Executive Officers

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc. &
Quaint Oak Bank

William R. Gonzalez
Executive Vice President &
Chief Operating Officer
Quaint Oak Bank

Aimee K. Ott
Executive Vice President
Quaint Oak Bank

QUAINT OAK BANK
Main Office:
1 501 Knowles Avenue
Southampton, PA 18966
Regional Offices:
2 1710 Union Boulevard
Allentown, PA 18109
3 117 Spring Garden Street
Philadelphia, PA 19123
MARKET AREA
Northampton County
Lehigh County
2 Allentown
Bucks County 7
Chalfont 4
Southampton 1
Montgomery County
Chester County
8
City of Philadelphia 6 5 3
MINNESOTA
9
St. Paul
PENNSYLVANIA
Harrisburg

Quaint Oak Bancorp, Inc.

1 501 Knowles Avenue
Southampton, PA 18966

Regional Subsidiary Offices

Quaint Oak Abstract Office

2 1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Insurance Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

Quaint Oak Mortgage Offices

1 501 Knowles Avenue
Southampton, PA 18966

2 1710 Union Boulevard
Allentown, PA 18109

5 100 Spring Garden Street
Philadelphia, PA 19123

6 14500 Bustleton Avenue
Philadelphia, PA 19116

Quaint Oak Real Estate Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

7 3655 Route 202, Suite 116
Doylestown, PA 18902

Oakmont Capital Services Offices

8 600 Willowbrook Lane, Suite 601
West Chester, PA 19382

9 131 8th Street South, Suite 1
Albany, MN 56307

Oakmont Commercial Office

1 501 Knowles Avenue
Southampton, PA 18966