Form 10-K, Exhibit 13
period 2023-12-31
QUAINT OAK BANCORP INC
filed 2024-03-28
CIK 1391933

EXHIBIT 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

Annual Report
2023

QUAINT OAK
BANCORP INC

Fueling the Growth of
BUSINESS

Bank | Abstract | Insurance | Mortgage | Real Estate
Oakmont Capital Services | Oakmont Commercial

Quaint Oak Bancorp, Inc.

Fueling the Growth of Business

PRESIDENT’S LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2023 Annual Report to Shareholders.

Subsequent to the historic action of the Federal Reserve Bank, enacting the rapid rise in interest rates over a considerably short time frame, it appears that we have generally regained stability in the Banking sector.  We at the Company have successfully improved our Capital position by $2.5 million and increased our liquidity by $58.2 million at year end 2023 when compared to year end 2022.

We have reduced high-cost leverage borrowings by $137.2 million at 2023 year-end when compared to the same period of 2022.  Having improved our balance sheet, accordingly, we are now poised to improve our earnings as we move through 2024.  Our endeavor to launch our new Business Line for serving International Correspondent Banking has taken hold.  The volume of transactions processed monthly on behalf of our initial group of Banks has become significant and provides us with deposit balances at significantly lower cost.  Additionally, our intention is to reduce our investment in two subsidiary companies that have become less productive as a result of the severe increase in market rates. This redirection will allow us to refocus our energies on the core Business Lines of the Company.

As recently announced, the Company declared a quarterly cash dividend of $0.13 per share on the common stock of the Company since paid on February 5, 2024.  We are very pleased to have continued our dividend payments during this challenging period.  Additionally, as mentioned above, stockholders’ equity increased year over year ending December 31, 2023, by $2.5 million or 5.1%.  As always, our current and continued business strategy focuses on long term profitability and maintaining healthy capital ratios, both of which reflect our strong commitment to shareholder value.

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

Quaint Oak Insurance Agency, LLC

Oakmont Capital Holdings, LLC I Oakmont Commercial, LLC

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007. The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. At December 31, 2023, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley and Bucks County regions of Pennsylvania. These companies began operation in July 2009. In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company. Since January, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank’s 51% ownership interest in Oakmont Capital is currently being marketed for sale in order to reduce the Bank’s asset size and increase its capital ratios.  While Oakmont Capital is currently being marketed for sale, there can be no assurances that the transaction will be completed.

Quaint Oak Bank’s profitability depends, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by provisions for credit losses, fee income and other non-interest income and non-interest expense. Non-interest expense principally consists of compensation, directors’ fees and expenses, office occupancy and equipment expense, data processing expense, professional fees, advertising expense, FDIC deposit insurance assessment, and other expenses.

Quaint Oak Bank’s business consists primarily of originating commercial real estate loans, commercial business loans, and one-to-four family residential non-owner occupied loans, multi-family residential loans, construction loans, one-to-four family residential owner occupied loans, and home equity loans generally within its market area.  At December 31, 2023, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 54.2% and 20.9%, respectively. Quaint Oak Bank’s loans are primarily funded by certificates of deposit, money market accounts and business checking. At December 31, 2023, money market accounts amounted to 34.6% of total deposits compared to 47.5% of total deposits at December 31, 2022. At December 31, 2023, certificates of deposit amounted to 34.2% of total deposits compared to 36.0% of total deposits at December 31, 2022. At December 31, 2023, interest bearing checking accounts amounted to 16.5% of total deposits compared to none at December 31, 2022. At December 31, 2023, non-interest bearing checking accounts amounted to 14.6% of total deposits compared to 16.2% of total deposits at December 31, 2022. Management anticipates that certificates of deposit, money market accounts and business checking will continue to be the primary sources of funding for Quaint Oak Bank’s assets.

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

Forward-Looking Statements Are Subject to Change

This Annual Report contains certain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder). Forward-looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of the Company and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward-looking statements may be identified by the use of such words as: “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, or words of similar meaning, or future or conditional terms such as “will”, “would”, “should”, “could”, “may”, “likely”, “probably”, or “possibly.” Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of credit losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which the Company is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; or (7) legislation or changes in regulatory requirements adversely affecting the business in which the Company is or will be engaged. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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

Allowance for Credit Losses.  As of January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments,” which replaced the current loss impairment methodology under U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates in an effort to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU 2016-13, commonly referred to as Current Expected Credit Losses (“CECL”), requires a financial asset (or a group of financial assets) to be measured at an amortized cost basis and presented at the net amount expected to be collected. The amendments in this update affect financial assets and net investment in leases that are not accounted for at fair value through net income, including such financial assets as loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Company recorded no change to retained earnings as of January 1, 2023 for the cumulative effect of adopting ASC 326.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management evaluates the credit quality of the Company’s loan portfolio on an ongoing basis and performs a formal review of the adequacy of the ACL on a quarterly basis. The ACL is established through a provision for credit losses charged to earnings and is maintained at a level that management considers to be an estimate of the lifetime expected credit losses of the portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ACL, while recoveries of amounts previously charged off are credited to the ACL.

Determining the amount of the ACL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows, estimated losses on pools of homogeneous loans based on historical loss experience and reasonable and supportable forecasts, as well as consideration of current economic trends and conditions, all of which may be susceptible to significant change. Banking regulators, as an integral part of their examination of the Company, also review the ACL, and may require, based on information available to them at the time of their examination, that management make the necessary adjustments to bring to the ACL balance to an appropriate level. Additionally, the ACL is determined, in part, by the composition and size of the loan portfolio.

The ACL consists of two components, a specific component and a general component. The specific component relates to loans that are individually analyzed for impairment. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted. The general reserve component of the ACL is based on pools of performing loans segregated by loan segment. Historical loss factors are applied based on historical losses in each risk rating category to determine the appropriate reserve related to those loans.

Although the Company’s management uses the best information available, the level of the ACL remains an estimate which is subject to significant judgment and short-term change which could have a significant impact on the Company’s financial condition or results of operations. The Company’s ACL is highly sensitive to the methods, assumptions and estimates underlying its calculation. See Note 2, “Summary of Significant Accounting Policies” and Note 7 “Loans Receivable, Net and Allowance for Credit Losses” within the Company’s Notes to the Consolidated Financial Statements which are included in Part II of this Annual Report on Form 10-K for additional qualitative and quantitative information about the Company’s ACL.

Loans are stated at their principal amount outstanding, except for loans held for sale, which are carried at fair value. Interest income on loans is accrued as earned.

In general, loans are placed on non-accrual status once they become 90 days delinquent as to principal or interest. In certain cases, a loan may be placed on nonaccrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Company believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. The Company generally applies payments received on non-accruing loans to principal until such time as the principal is paid off, after which time any payments received are recognized as interest income. If the Company believes that all amounts outstanding on a non-accrual loan will ultimately be collected, payments received subsequent to its classification as a non-accrual loan are allocated between interest income and principal.

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. Past due status is determined based on contractual due dates for loan payments. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans deemed to be a loss are written off through a charge against the allowance for credit losses (ACL). All loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral, if any. Principal recoveries of loans previously charged off are recorded as increases to the ACL.

Loan Origination Fees and Costs. Loan origination fees and the related direct origination costs are deferred and amortized over the life of the loan as an adjustment to interest income.

Allowance for Credit Losses. The discussion that follows describes the methodology for determining the ACL under the ASU 326 model that was adopted effective January 1, 2023. The allowance methodology for prior periods is disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for loans is an estimate of the expected losses to be realized over the life of the loans in the portfolio. The ACL is determined for two distinct categories of loans: 1) loans evaluated collectively for expected credit losses and 2) loans evaluated individually for expected credit losses. The ACL also includes certain qualitative adjustments.

Loans Evaluated Collectively. Homogeneous loans are evaluated collectively for expected credit losses.

Loans Evaluated Individually. Loans evaluated individually for expected credit losses could include loans on non-accrual status.

Loans evaluated individually may have specific allocations assigned if the measured value of the loan using one of the noted techniques is less than its current carrying value. For loans measured using the fair value of collateral, if the analysis determines that sufficient collateral value would be available for repayment of the debt, then no allocations would be assigned to those loans. Collateral could be in the form of real estate or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real estate.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification. For all loans, an internal risk rating process is used. The Company believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk rating categories is a significant component of the ACL methodology for these loans, which bases the probability of default on this migration. Assigning risk ratings involves judgment. Risk ratings may be changed based on ongoing monitoring procedures, or if specific loan review assessments identify a deterioration or an improvement in the loan.

The following is a summary of the Company's internal risk rating categories:

•	Pass: These loans do not currently pose undue credit risk and can range from the highest to average quality, depending on the degree of potential risk.

•

Special Mention: These loans have a heightened credit risk, but not to the point of justifying a classification of Substandard. Loans in this category are currently acceptable but are nevertheless potentially weak.

•

Substandard: These loans are inadequately protected by current sound worth and paying capacity of the borrower. There exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

•

Doubtful: These loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Qualitative and Other Adjustments to Allowance for Credit Losses: In addition to the quantitative credit loss estimates for loans evaluated collectively, qualitative factors that may not be fully captured in the quantitative results are also evaluated. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans. Qualitative adjustments are judgmental and are based on management’s knowledge of the portfolio and the markets in which the Company operates. Qualitative adjustments are evaluated and approved on a quarterly basis. Additionally, the ACL includes other allowance categories that are not directly incorporated in the quantitative results. These include but are not limited to loans-in-process, trade acceptances and overdrafts. The ACL utilizes 36-month economic forecasts which include housing starts, real estate prices, loan delinquency trends, and US GDP changes.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Consolidated Financial and Other Data. Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc. You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2023	2022
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$754,118	$792,350
Cash and cash equivalents	62,127	3,893
Investment in interest-earning time deposits	1,912	3,833
Investment securities available for sale at fair value	2,341	2,970
Loans held for sale	60,380	133,222
Loans receivable, net	603,349	621,864
Federal Home Loan Bank stock, at cost	1,474	6,601
Premises and equipment, net	2,933	2,775
Deposits	631,699	549,248
Federal Home Loan Bank borrowings	29,022	159,222
Subordinated debt	21,957	7,966
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	48,491	44,793
Noncontrolling Interest	3,074	4,289
Total Stockholders’ Equity	51,565	49,082

Selected Operating Data:
Total interest income	$44,470	$32,466
Total interest expense	26,307	8,777
Net interest income	18,163	23,689
Provision for credit losses	157	2,475
Net interest income after provision for credit losses	18,006	21,214
Total non-interest income	15,332	19,411
Total non-interest expense	30,440	27,260
Income before income taxes	2,898	13,365
Income taxes	1,228	3,054
Net income	$1,670	$10,311
Net income attributable to noncontrolling interest	$(350)	$2,448
Net income attributable to Quaint Oak Bancorp, Inc.	$2,020	$7,863
Selected Operating Ratios (1):
Average yield on interest-earning assets	5.80%	4.88%
Average rate on interest-bearing liabilities	4.09	1.58
Average interest rate spread(2)	1.71	3.30
Net interest margin(2)	2.37	3.56
Average interest-earning assets to average interest-bearing liabilities	119.09	119.85
Net interest income after provision for credit losses to non-interest expense	59.15	77.82
Total non-interest expense to average assets	3.83	3.98
Efficiency ratio(3)	90.88	63.25
Return on average assets	0.34	1.53
Return on average equity	5.81	26.92
Asset Quality Ratios(4):
Non-performing loans as a percent of loans receivable, net(5)	0.06%	0.32%
Non-performing assets as a percent of total assets(5)	0.06	0.25
Non-performing assets and troubled debt restructurings as a percent of total assets	0.08	0.27
Allowance for credit losses as a percent of non-performing loans	1,494.57	386.01
Allowance for credit losses as a percent of total loans receivable	1.11	1.22
Net charge-offs to average loans receivable	0.12	0.01

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or For the Years Ended
	December 31,
	2023	2022
Capital Ratios(4):
Tier 1 leverage ratio	9.11%	7.07%
Common Tier 1 capital ratio	11.17	7.41
Tier 1 risk-based capital ratio	11.17	7.41
Total risk-based capital ratio	12.30	8.49

___________________

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans at December 31, 2023 and 2022. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Comparison of Financial Condition at December 31, 2023 and December 31, 2022

General. The Company’s total assets at December 31, 2023 were $754.1 million, a decrease of $38.2 million, or 4.8%, from $792.4 million at December 31, 2022. This decrease in total assets was primarily due to a $72.8 million, or 54.7%, decrease in loans held for sale, an $18.5 million, or 3.0%, decrease in loans receivable, net of allowance for credit losses, a $5.1 million, or 77.7%, decrease in investment in Federal Home Loan Bank stock, at cost, a $1.9 million, or 50.1%, decrease in investment in interest-earning time deposits, and a $629,000, or 21.2%, decrease in investment securities available for sale. Partially offsetting this decrease was a $58.2 million, or 1,495.9%, increase in cash and cash equivalents, and a $2.3 million, or 34.3%, increase in prepaid expenses and other assets.

Cash and Cash Equivalents. Cash and cash equivalents increased $58.2 million, or 1,495.9%, from $3.9 million at December 31, 2022 to $62.1 million at December 31, 2023. Contributing to the increase in cash and cash equivalents was the proceeds from the sale of loans held for sale combined with an increase in deposits.

Investment Securities Available for Sale. Investment securities available for sale decreased $629,000, or 21.2%, from $3.0 million at December 31, 2022 to $2.3 million at December 31, 2023 due primarily to the principal repayments on these securities during the year ended December 31, 2023.

          Loans Held for Sale. Loans held for sale decreased $72.8 million, or 54.7%, from $133.2 million at December 31, 2022 to $60.4 million at December 31, 2023 as the Bank’s equipment financing subsidiary, Oakmont Capital Holdings, LLC, originated $263.8 million in equipment loans held for sale and sold $287.1 million of equipment loans during the year ended December 31, 2023, realizing gains of $4.6 million. Partially offsetting the increase in loans held for sale is $50.1 million of equipment loan amortization and prepayments. Additionally, the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $77.4 million of one-to-four family residential loans during the year ended December 31, 2023 and sold $76.8 million of loans in the secondary market during this same period, realizing gains of $1.3 million.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans Receivable, Net. Loans receivable, net, decreased $18.5 million, or 3.0%. Decreases within the portfolio consisted of commercial business loans which decreased $31.2 million, or 19.6%, and commercial real estate loans which decreased $2.4 million, or 0.7%, and multi-family residential loans which decreased $229,000, or 0.5%. Partially offsetting these decreases were construction loans which increased $6.6 million, or 23.0%, one-to-four family owner occupied loans which increased $4.8 million, or 26.6%, home equity loans which increased $1.2 million, or 25.3%, one-to-four family non-owner occupied loans which increased $1.1 million, or 2.9%, and other consumer loans which increased $67,000. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock. Federal Home Loan Bank stock decreased $5.1 million, or 77.7%, from $6.6 million at December 31, 2022 to $1.5 million at December 31, 2023 as the Bank decreased its level of FHLB borrowings.

Bank-Owned Life Insurance. The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.3 million and $4.2 million at December 31, 2023 and 2022, respectively.

Premises and Equipment, Net. Premises and equipment, net, increased $158,000, or 5.7%, to $2.9 million at December 31, 2023 from $2.8 million at December 31, 2022. The increase was due primarily to technology upgrades.

Goodwill and Other Intangible, Net. Goodwill is related to the recognition of $2.1 million of goodwill as part of the acquisition of a majority ownership interest in Oakmont Capital Holdings, LLC in January 2021. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million, a portion of which is being amortized. The balance of other intangible asset at December 31, 2023 was $125,000, net of accumulated amortization of $360,000.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $2.3 million, or 34.3%, to $9.1 million at December 31, 2023 from $6.8 million at December 31, 2022, due primarily to a $1.0 million net increase in the right-of-use asset driven by the capitalization of leases for Oakmont Capital. Also contributing to the increase is a reclass of $1.1 million of prepaid taxes into prepaid expenses.

Deposits. Total deposits increased $82.5 million, or 15.0%, to $631.7 million at December 31, 2023 from $549.3 million at December 31, 2022. This increase in deposits was primarily attributable to an increase of $104.3 million, or 100.0%, in interest bearing checking accounts, an increase of $17.9 million, or 9.0%, in certificates of deposit, and an increase of $3.5 million, or 4.0%, in non-interest bearing checking accounts. The increase in total deposits was partially offset by a $42.4 million, or 16.3%, decrease in money market accounts, and a $756,000, or 47.3%, decrease in savings accounts. The increase in interest bearing checking accounts was primarily due to correspondent banking relationships.

Borrowings. Total Federal Home Loan Bank (FHLB) borrowings decreased $130.2 million, or 81.8%, to $29.0 million at December 31, 2023 from $159.2 million at December 31, 2022. During the year ended December 31, 2023, the Company borrowed $101.5 million of FHLB short-term borrowings and $20.0 million of FHLB long-term borrowings. During the year ended December 31, 2023, the Company paid down $194.7 million of FHLB short-term borrowings and $57.0 million of FHLB long-term borrowings. Federal Reserve Bank (FRB) borrowings decreased $7.0 million to none at December 31, 2023 as the Company paid off the $7.0 million of FRB borrowings outstanding at December 31, 2022. Other borrowings were $5.5 million at both December 31, 2023 and December 31, 2022.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The Company completed a private offering of $12.0 million in aggregate principal amount of fixed rate subordinated notes to certain qualified institutional buyers on March 2, 2023. On March 16, 2023, the Company completed an additional private offering of $2.0 million in aggregate principal amount of fixed rate subordinated notes to certain accredited investors. The subordinated notes from both offerings are due March 15, 2025. The balance of subordinated debt, net of unamortized debt issuance costs, was $22.0 million at December 31, 2023 and $8.0 million at December 31, 2022.

Stockholders’ Equity. Total stockholders’ equity increased $2.5 million, or 5.1%, to $51.6 million at December 31, 2023 from $49.1 million at December 31, 2022. Contributing to the increase was net income for the year ended December 31, 2023 of $2.0 million, shares issued from authorized and unissued of $1.6 million, the reissuance of treasury stock for exercised stock options of $932,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $289,000, amortization of stock awards and options under our stock compensation plans of $225,000, contribution of shares to the employee stock ownership plan of $150,000, and other comprehensive income, net of $14,000. The increase in stockholders’ equity was partially offset by dividends paid of $1.2 million, the noncontrolling interest distribution of $865,000, purchase of treasury stock of $433,000, and net loss attributable to noncontrolling interest of $350,000.

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022

General. Net income amounted to $2.0 million for the year ended December 31, 2023, a decrease of $5.8 million, or 74.3%, compared to net income of $7.9 million for the year ended December 31, 2022. The decrease in net income on a comparative year-end basis was primarily the result of a decrease in net interest income of $5.5 million, a decrease in non-interest income of $4.1 million, and an increase in non-interest expense of $3.2 million. These changes were partially offset by a decrease in net income attributable to noncontrolling interest of $2.8 million, a decrease in the provision for credit losses of $2.3 million, and a decrease in the provision for income taxes of $1.8 million.

Net Interest Income. Net interest income decreased $5.5 million, or 23.3%, to $18.2 million for the year ended December 31, 2023 from $23.7 million for the year ended December 31, 2022. The decrease in net interest income was driven by a $17.5 million, or 199.7%, increase in interest expense, partially offset by a $12.0 million, or 37.0%, increase in interest income.

Interest Expense. Interest expense increased $17.5 million, or 199.7%, to $26.3 million for the year ended December 31, 2023 from $8.8 million for the year ended December 31, 2022. The increase in interest expense was primarily attributable to a 265 basis point increase in the rate on average money market accounts which increased from 1.51% for the year ended December 31, 2022 to 4.16% for the year ended December 31, 2023 and had the effect of increasing interest expense by $6.2 million. Also contributing to the increase in interest expense was a 195 basis point increase in average rate of certificates of deposit, which increased from 1.14% for the year ended December 31, 2022 to 3.09% for the year ended December 31, 2023, and had the effect of increasing interest expense by $4.2 million. An increase in rate on interest-bearing checking accounts from correspondent banking relationships to 5.02% had the effect of increasing interest expense by $2.5 million. Also contributing to the increase in interest expense was a 304 basis point increase in the rate on average FHLB short-term borrowings which increased from 2.34% for the year ended December 31, 2022 to 5.38% for the year ended December 31, 2023 and had the effect of increasing interest expense by $2.2 million. The increase in rates in general is reflective of the steep rise in the federal funds rate on a year-over-year basis. The average interest rate spread decreased from 3.30% for the year ended December 31, 2022 to 1.71% for the year ended December 31, 2023 while the net interest margin decreased from 3.56% for the year ended December 31, 2022 to 2.37% for the year ended December 31, 2023.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Income. Interest income increased $12.0 million, or 37.0%, to $44.5 million for the year ended December 31, 2023 from $32.5 million for the year ended December 31, 2022. The increase in interest income was primarily due to a $113.9 million increase in average loans receivable, net, including loans held for sale, which increased from an average balance of $626.0 million for the year ended December 31, 2022 to an average balance of $746.3 million for the year ended December 31, 2023, and had the effect of increasing interest income $5.8 million. Also contributing to the increase in interest income was a 73 basis point increase in the yield on average loans receivable, net, including loans held for sale, which increased from 5.08% for the year ended December 31, 2022 to 5.81% for the year ended December 31, 2023, and had the effect of increasing interest income $5.8 million.

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

	Year Ended December 31,
	2023			2022
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$10,108	$407	4.03%	$24,759	$298	1.20%
Investment in interest-earning time deposits	2,546	99	3.89	6,802	128	1.88
Investment securities available for sale	2,681	152	5.67	3,519	63	1.79
Loans receivable, net (1) (2)	746,304	43,361	5.81	626,041	31,781	5.08
Investment in FHLB stock	5,011	451	9.00	4,204	196	4.66
Total interest-earning assets	766,650	44,470	5.80%	665,325	32,466	4.88%
Non-interest-earning assets	20,743			20,078
Total assets	$787,393			$685,403
Interest-bearing liabilities:
Savings accounts	$1,298	$3	0.23%	$1,673	$3	0.18%
Money market accounts	232,666	9,670	4.16	259,886	3,924	1.51
Business checking accounts	49,709	2,496	5.02	-	-	-
Certificate of deposit accounts	215,264	6,642	3.09	185,202	2,116	1.14
Total deposits	498,937	18,811	3.77	446,761	6,043	1.35
FHLB short-term borrowings	72,566	3,907	5.38	31,505	737	2.34
FHLB long-term borrowings	42,754	1,326	3.10	65,755	1,355	2.06
FRB borrowings	711	34	4.78	1,556	15	0.97
Other short-term borrowings	9,291	780	8.40	1,601	107	6.68
Subordinated debt	19,479	1,449	7.44	7,949	520	6.54
Total interest-bearing liabilities	643,738	26,307	4.09%	555,127	8,777	1.58%
Non-interest-bearing liabilities	97,272			91,335
Total liabilities	741,010			646,462
Stockholders’ Equity	46,383			38,941
Total liabilities and Stockholders’ Equity	$787,393			$685,403
Net interest-earning assets	$122,912			$110,198
Net interest income; average interest rate spread		$18,163	1.71%		$23,689	3.30%
Net interest margin (3)			2.37%			3.56%
Average interest-earning assets to average interest-bearing liabilities			119.09%			119.85%

___________________

(1)         Includes loans held for sale.

(2)         Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.

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

	2023 vs. 2022				2022 vs. 2021
	Increase (Decrease) Due to			Total	Increase (Decrease) Due to			Total
			Rate/	Increase			Rate/	Increase
	Rate	Volume	Volume	(Decrease)	Rate	Volume	Volume	(Decrease)
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$699	$(414)	$(176)	$109	$272	$-	$(4)	$268
Investment in interest-earning time deposits	136	(85)	(80)	(29)	(45)	(31)	7	(69)
Investment securities available for sale	136	(32)	(15)	89	7	(41)	(2)	(36)
Loans receivable, net (1) (2)	4,904	893	5,783	11,580	(35)	7,235	(11)	7,189
Investment in FHLB stock	183	34	38	255	-	119	-	119
Total interest-earning assets	6,058	396	5,550	12,004	199	7,282	(10)	7,471
Interest expense:
Money market accounts	6,876	(411)	(720)	5,745	1,583	516	779	2,878
Business checking accounts	-	-	2,496	2,496	-	-	-	-
Certificate of deposit accounts	3,599	344	584	4,527	29	72	1	102
Total deposits	10,475	(67)	2,360	12,768	1,612	588	780	2,980
FHLB short-term borrowings	959	961	1,250	3,170	212	63	431	706
FHLB long-term borrowings	683	(474)	(238)	(29)	10	810	17	837
FRB short-term borrowings	60	(8)	(33)	19	145	(75)	(136)	(66)
Subordinated debt	72	754	103	929	(2)	2	-	-
Other short-term borrowings	316	90	267	673	(76)	38	(17)	(55)
Total interest-bearing liabilities	12,565	1,256	3,709	17,530	1,901	1,426	1,075	4,402
Increase (decrease) in net interest income	$(6,507)	$(860)	$1,841	$(5,526)	$(1,702)	$5,856	$(1,085)	$3,069

_______________________

(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.

Provision for Credit Losses. The Company decreased its provision for credit losses by $2.3 million, or 93.7%, from $2.5 million for the year ended December 31, 2022 to $157,000 for the year ended December 31, 2023, based on a decrease in loan balances and a change in methodology due to the implementation of ASU 2016-13, Financial Instruments – Credit Losses, which became effective for the Company as of January 1, 2023. More specifically, under the Company’s current Allowance for Credit Losses accounting model, certain qualitative factors used prior to the adoption of ASU 2016-13 were evaluated and adjusted in accordance with the model criteria and the general reserve which was used in the past to cover uncertainties that could affect management’s estimate of probable losses was eliminated.

Non-performing loans at December 31, 2023 consisted of one SBA loan on non-accrual status in the amount of $51,000 and one one-to-four family owner occupied loan that is 90 days or more past due but still accruing in the amount of $401,000. The non-performing loans at December 31, 2023 are generally well-collateralized or adequately reserved for. During the year ended December 31, 2023, two commercial business loans, one SBA loan, one multi-family residential loan, and two equipment loans totaling $272,000 that were previously on non-accrual were charged-off through the allowance for credit losses. In addition, there was one commercial business loan in the amount of $652,000 that was written down by $603,000. The allowance for credit losses as a percent of total loans receivable, net of allowance for credit losses was 1.11% at December 31, 2023 and 1.22% at December 31, 2022. Non-performing assets amounted to $452,000, or 0.06% of total assets at December 31, 2023 compared to $2.0 million, or 0.25%, of total net assets at December 31, 2022.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income. Non-interest income decreased $4.1 million, or 21.0%, from $19.4 million for the year ended December 31, 2022 to $15.3 million for the year ended December 31, 2023. The decrease was primarily attributable to a $5.8 million, or 46.4%, decrease in net gain on sale of loans as the total amount of loans sold decreased from $496.3 million for the year ended December 31, 2022 to $399.6 million for the year ended December 31, 2023. Also contributing to the decrease in non-interest income was a $765,000, or 24.7%, decrease in mortgage banking, equipment lending, and title abstract fees, and a $204,000, or 68.5%, decrease in real estate sales commissions, net. These decreases reflected the general economic conditions driven by the current interest rate environment. These decreases were partially offset by a $1.9 million, or 99.0%, increase in loan servicing income, a $603,000, or 92.8%, increase in other fees and service charges, a $158,000, or 51.0%, increase in gain on sale of SBA loans, and a $70,000, or 11.8%, increase in insurance commissions. The $1.9 million increase in loan servicing fee income was primarily due to an increase in the balance of loans serviced by Oakmont Capital.

          Non-Interest Expense. Non-interest expense increased $3.2 million, or 11.7%, from $27.3 million for the year ended December 31, 2022 to $30.4 million for the year ended December 31, 2023. Salaries and employee benefits expense accounted for $836,000 of the change as this expense increased 4.2%, from $20.1 million for the year ended December 31, 2022 to $21.0 million for the year ended December 31, 2023 due to improving the level of staff at the Bank and its subsidiary companies, including Oakmont Capital. The number of full-time employees at the Bank and its subsidiary companies, excluding Oakmont Capital, decreased from 129 at December 31, 2022 to 124 as of December 31, 2023. The number of full-time employees at Oakmont Capital remained at 63 from December 31, 2022 and December 31, 2023. Other expense accounted for $782,000 of the change as this expense increased 35.2%, from $2.2 million for the year ended December 31, 2022 to $3.0 million for the year ended December 31, 2023. Occupancy and equipment expense accounted for $577,000 of the change as this expense increased 30.3%, from $1.9 million for the year ended December 31, 2022 to $2.5 million for the year ended December 31, 2023. Data processing costs accounted for a $361,000 increase, as this expense increased 52.3%, from $690,000 for the year ended December 31, 2022 to $1.1 million for the year ended December 31, 2023. Professional fees accounted for $310,000 of the change as this expense increased 41.4%, from $748,000 for the year ended December 31, 2022 to $1.1 million for the year ended December 31, 2023, due primarily to increased audit and compliance costs. FDIC deposit insurance assessment increased $209,000, from $658,000 for the year ended December 31, 2022 to $867,000 for the year ended December 31, 2023. Advertising expense increased $75,000, or 13.2%, from $568,000 for the year ended December 31, 2022 to $643,000 for the year ended December 31, 2023. Directors’ fees and expenses accounted for $30,000 of the change as this expense increased 10.5%, from $286,000 for the year ended December 2022 to $316,000 for the year ended December 31, 2023.

Provision for Income Tax. The provision for income tax decreased $1.8 million, or 59.8%, from $3.1 million for the year ended December 31, 2022 to $1.2 million for the year ended December 31, 2023 due primarily to the decrease in pre-tax income. The effective tax rate increased from 28.0% to 37.8% as a result of the increase in state taxes related to subsidiary activity in additional states.

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

Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2023 of $3.6 million, a $4.8 million, or 56.8%, decrease from the year ended December 31, 2022. This decrease in PTSP was due to a $4.7 million, or 19.6%, decrease in net interest income, a $2.0 million, or 10.5%, increase in non-interest expense, and a $368,000, or 6.5%, decrease in non-interest income, partially offset by a $2.3 million, or 93.7%, decrease in the provision for credit losses. The increase in non-interest expense was due primarily to a $621,000, or 48.1%, increase in other expense, a $382,000, or 30.0%, increase in occupancy and equipment, a $361,000, or 52.3%, increase in data processing expense, a $264,000, or 39.5%, increase in professional fees, a $209,000, or 31.8%, increase in FDIC deposit insurance assessment, and a $98,000, or 52.7%, increase in advertising expense. The decrease in non-interest income was primarily due to a $650,000, or 19.9%, decrease in net gain on loans held for sale, a $204,000, or 68.5% increase in real estate sales commissions, net, a $158,000, or 20.9%, decrease in mortgage banking and title abstract fees, partially offset by a $222,000 increase in loan servicing income, a $181,000, or 54.8%, increase in other fees and service charges, a $158,000, or 51.0%, increase in gain on the sale of SBA loans, a $70,000, or 11.8%, increase in insurance commissions, and a $13,000, or 14.6%, increase in income from bank-owned life insurance.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Oakmont Capital Holdings, LLC Segment reported a pre-tax segment loss (“ PTSL”) for the year ended December 31, 2023 of $714,000, a $5.7 million, or 114.3%, decrease from the year ended December 31, 2022. The PTSL was primarily due to a $3.7 million, or 27.0%, decrease in non-interest income, a $1.2 million, or 14.3%, increase in non-interest expense, and an $806,000, or 189.6% increase in net interest loss. The decrease in non-interest income was primarily due to a $5.2 million, or 55.8%, decrease in net gain on loans held for sale, and a $607,000, or 25.9%, decrease in equipment lending fees, partially offset by a $1.6 million, or 87.8%, increase in loan servicing income. The increase in non-interest expense was primarily due to an $814,000, or $12.9%, increase in salaries and employee benefits expense, a $195,000, or 31.0%, increase in occupancy and equipment expense, a $161,000, or 17.3%, increase in other expense, and a $46,000, or 57.5%, increase in professional fees, partially offset by a $23,000, or 6.0%, decrease in professional fees.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. The Company’s interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts, checking accounts, and to a lesser extent borrowings. Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected by the movement of market rates of interest.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring the Bank’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2023, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "Gap Table"). Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2023, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.

Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$61,360	$-	$-	$-	$-	$61,360
Investment in interest-earning time deposits	1,000	-	292	620	-	1,912
Investment securities available for sale	2,341	-	-	-	-	2,341
Loans held for sale	60,380	-	-	-	-	60,380
Loans receivable (2)	197,413	88,626	183,986	74,032	67,398	611,455
Investment in Federal Home Loan Bank stock	-	-	-	-	1,474	1,474
Total interest-earning assets	$322,494	$88,626	$184,278	$74,652	$68,872	$738,922

Interest-bearing liabilities:
Checking accounts	$104,274	$-	$-	$-	$-	$104,274
Money market and savings accounts	154,168	-	65,198		-	219,366
Certificate accounts	27,808	85,924	48,549	53,563	-	215,844
FHLB borrowings	6,067	15,100	7,855	-	-	29,022
Other short-term borrowings	-	5,549	-	-	-	5,549
Subordinated debt	-	-	13,957	8,000	-	21,957
Total interest-bearing liabilities	$292,317	$106,573	$135,559	$61,563	$-	$596, 012

Interest-earning assets less interest-bearing liabilities	$30,177	$(17,947)	$48,719	$13,089	$68,872

Cumulative interest-rate sensitivity gap (3)	$30,177	$12,230	$60,949	$77,038	$142,910

Cumulative interest-rate gap as a percentage of total assets at December 31, 2023	4.0%	1.6%	8.1%	9.8%	19.0%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2023	110.3%	103.1%	111.4%	112.4%	124.0%

_____________________

(1)

Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for credit losses and deferred loan fees.
(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Qualitative Analysis. Our ability to maintain a positive “spread” between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. The Company’s fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits. The Company also intends to continue to place a greater emphasis on commercial business loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

         The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2023, the Company’s cash and cash equivalents amounted to $62.1 million. At such date, the Company also had $1.0 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2023, Quaint Oak Bank had outstanding commitments to originate loans of $30.3 million, commitments under unused lines of credit of $54.2 million, and $455,000 under standby letters of credit.

At December 31, 2023, certificates of deposit scheduled to mature in one year or less totaled $113.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

           In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds. As of December 31, 2023, we had $29.0 million of borrowings from the FHLB and had $316.8 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances. In addition, as of December 31, 2023 Quaint Oak Bank had $12.0 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB). The Company had no outstanding FRB borrowings as of December 31, 2023.

As of December 31, 2023, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2023.

Total stockholders’ equity increased $2.5 million, or 5.1%, to $51.6 million at December 31, 2023 from $49.1 million at December 31, 2022. Contributing to the increase was net income for the year ended December 31, 2023 of $2.0 million, shares issued from authorized and unissued of $1.6 million, the reissuance of treasury stock for exercised stock options of $932,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $289,000, amortization of stock awards and options under our stock compensation plans of $225,000, contribution of shares to the employee stock ownership plan of $150,000, and other comprehensive income, net of $14,000. The increase in stockholders’ equity was partially offset by dividends paid of $1.2 million, the noncontrolling interest distribution of $865,000, purchase of treasury stock of $433,000, and net loss attributable to noncontrolling interest of $350,000. For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively. At December 31, 2023, Quaint Oak Bank exceeded each of its capital requirements with ratios of 9.11%, 11.17%, 11.17% and 12.30%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements. For further discussion of the Bank’s regulatory capital requirements, see Note 18 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. In general, we do not require collateral or other security to support financial instruments with off–balance sheet credit risk.

Commitments. At December 31, 2023, we had unfunded commitments under lines of credit of $54.2 million, $30.3 million of commitments to originate loans, and $455,000 under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2023. The balances in the table do not reflect interest due on these obligations.

		Payments Due by Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$3,360	$414	$827	$560	$1,559
Certificates of deposit	215,843	113,732	72,399	29,712	-
FHLB borrowings	29,022	21,167	7,855	-	-
Total contractual obligations	$248,225	$135,313	$81,081	$30,272	$1,559

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2023 and 2022; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for credit losses effective January 1, 2023, due to the adoption of Accounting Standards Codification (ASC) Topic 326, Financial Instruments – Credit Losses.

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

Allowance for Credit Losses (ACL) – Loans

The Company’s loan portfolio totaled $610.9 million as of December 31, 2023, and the associated ACL was $6.8 million. As described in Notes 2 and 7 to the consolidated financial statements, the determination of the ACL requires significant judgement about the expected future losses, which is based on lifetime loss rates using the weighted-average remaining maturity methodology, and then adjusted as applicable for current qualitative conditions and the forecasted environment, based upon both internal and external factors that are different from the conditions that existed during the historical loss calculation period. The Company implemented the new methodology in accordance with the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on January 1, 2023, and adjustments to historical loss factors require a significant amount of judgement by management and involve a high degree of estimation.

We identified the implementation of the CECL methodology and the adjustments to the historical loss factor components of the allowance for credit losses as a critical audit matter, as auditing the implementation of a new methodology, as well as the underlying adjustments, required significant auditor judgment, as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses
●	Testing the completeness and accuracy of the significant data points that management uses in their modeling of the ACL
●	Evaluating the directional consistency and reasonableness of management’s conclusions regarding assessment of qualitative factors based on the trends identified in the underlying supporting data

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania

March 28, 2024

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,
	2023	2022
	(In thousands, except share and per share data)
Assets
Due from banks, non-interest-bearing	$767	$421
Due from banks, interest-bearing	61,360	3,472
Cash and cash equivalents	62,127	3,893
Investment in interest-earning time deposits	1,912	3,833
Investment securities available for sale	2,341	2,970
Loans held for sale	60,380	133,222
Loans receivable, net of allowance for credit losses (2023 $6,758; 2022 $7,678)	603,349	621,864
Accrued interest receivable	3,502	3,462
Investment in Federal Home Loan Bank stock, at cost	1,474	6,601
Bank-owned life insurance	4,329	4,226
Premises and equipment, net	2,933	2,775
Goodwill	2,573	2,573
Other intangible, net of accumulated amortization	125	174
Prepaid expenses and other assets	9,073	6,757
Total Assets	$754,118	$792,350

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$92,215	$88,728
Interest-bearing	539,484	460,520
Total deposits	631,699	549,248
Federal Home Loan Bank short-term borrowings	-	93,200
Federal Home Loan Bank short-term borrowings	29,022	66,022
Federal Reserve Bank short-term borrowings	-	7,000
Other short-term borrowings	5,549	5,489
Subordinated debt	21,957	7,966
Accrued interest payable	1,106	584
Advances from borrowers for taxes and insurance	3,730	4,186
Accrued expenses and other liabilities	9,490	9,573
Total Liabilities	702,553	743,268

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,895,675 and 2,777,250 issued as of December 31, 2023, and December 31, 2022, respectively; 2,407,048 and 2,167,613 outstanding at December 31, 2023 and 2022, respectively	29	28
Additional paid-in capital	20,299	17,906
Treasury stock, at cost: 488,627 and 609,637 shares at December 31, 2023 and 2022, respectively	(3,568)	(3,992)
Accumulated other comprehensive loss	(10)	(24)
Retained earnings	31,741	30,875
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	48,491	44,793
Noncontrolling Interest	3,074	4,289
Total Stockholders’ Equity	51,565	49,082
Total Liabilities and Stockholders’ Equity	$754,118	$792,350

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2023	2022
	(In thousands, except share
	and per share data)
Interest and Dividend Income
Interest on loans, including fees	$43,361	$31,781
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	1,109	685
Total Interest and Dividend Income	44,470	32,466
Interest Expense
Interest on deposits	18,811	6,043
Interest on Federal Home Loan Bank short-term borrowings	3,907	737
Interest on Federal Home Loan Bank long-term borrowings	1,326	1,355
Interest on Federal Reserve Bank borrowings	34	15
Interest on other short-term borrowings	780	107
Interest on subordinated debt	1,449	520
Total Interest Expense	26,307	8,777
Net Interest Income	18,163	23,689
Recovery of Provision for Credit Losses	(45)	2,475
Provision for Off Balance Sheet Credit Exposures	202	-
Net Interest Income after Provision for Credit Losses	18,006	21,214
Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	2,338	3,103
Real estate sales commissions, net	94	298
Insurance commissions	663	593
Other fees and services charges	1,253	650
Loan servicing income	3,718	1,868
Income from bank-owned life insurance	102	89
Net gain on loans held for sale	6,696	12,500
Gain on the sale of SBA loans	468	310
Total Non-Interest Income, net	15,332	19,411
Non-Interest Expense
Salaries and employee benefits	20,973	20,137
Directors’ fees and expenses	316	286
Occupancy and equipment	2,481	1,904
Data processing	1,051	690
Professional fees	1,058	748
FDIC deposit insurance assessment	867	658
Advertising	643	568
Amortization of other intangible	49	49
Other	3,002	2,220
Total Non-Interest Expense	30,440	27,260
Income before Income Taxes	2,898	13,365
Income Taxes	1,228	3,054
Net Income	$1,670	$10,311
Net Income Attributable to Noncontrolling Interest	$(350)	$2,448
Net Income Attributable to Quaint Oak Bancorp, Inc.	$2,020	$7,863
Earnings per share – basic	$0.90	$3.85
Average shares outstanding - basic	2,254,444	2,042,740
Earnings per share - diluted	$0.89	$3.65
Average shares outstanding - diluted	2,275,034	2,152,889

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2023	2022
	(In Thousands)

Net Income	$1,670	$10,311

Other Comprehensive Income (Loss):
Unrealized gains (losses) on investment securities available for sale	17	(59)
Income tax effect	(3)	12
Net other comprehensive income (loss)	14	(47)

Total Comprehensive Income	$1,684	$10,264

Comprehensive (Loss) Income Attributable to Noncontrolling Interest	$(350)	$2,448

Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	$2,034	$7,816

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

					Accumulated
	Number of		Additional		Other			Total
	Shares		Paid-in	Treasury	Comprehensive	Retained	Noncontrolling	Stockholders
	Outstanding	Amount	Capital	Stock	Income (Loss)	Earnings	Interest	Equity
BALANCE – DECEMBER 31, 2021	2,011,313	$28	$15,685	$(4,977)	$23	$24,030	$2,120	$36,909

Contribution of shares to ESOP from Treasury	16,000		244	99				343

Reissuance of treasury stock for capital raise	105,904		1,724	659				2,383

Treasury stock purchased	(2,147)			(49)				(49)

Reissuance of treasury stock under 401(k) Plan	4,420		73	27				100

Reissuance of treasury stock under stock incentive plan	9,123		(57)	57				-

Reissuance of treasury stock for exercised stock options	23,000		69	192				261

Stock based compensation expense			168					168

Net income attributable to noncontrolling interest							2,448	2,448

Cash dividends declared ($0.50 per share)						(1,018)		(1,018)

Noncontrolling interest distribution							(279)	(279)

Net income						7,863		7,863

Other comprehensive loss, net					(47)			(47)
BALANCE – DECEMBER 31, 2022	2,167,613	$28	$17,906	$(3,992)	$(24)	$30,875	$4,289	$49,082
Contribution of shares to ESOP from Treasury	11,320		77	73				150

Issuance of stock for capital raise	118,425	1	1,644					1,645

Treasury stock purchased	(22,327)			(433)				(433)

Reissuance of treasury stock under 401(k) Plan	18,492		169	120				289

Reissuance of treasury stock under stock incentive plan	9,122		57	57				-

Reissuance of treasury stock for exercised stock options	104,403		335	607				942

Stock based compensation expense			225					225

Net loss attributable to noncontrolling interest							(350)	(350)

Cash dividends declared ($0.52 per share)						(1,154)		(1,154)

Noncontrolling interest distribution							(865)	(865)

Net income						2,020		2,020

Other comprehensive income, net					14			14
BALANCE –DECEMBER 31, 2023	2,407,048	$29	$20,299	$(3,568)	$(10)	$31,741	$3,074	$51,565

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2023	2022
	(In Thousands)
Cash Flows from Operating Activities
Net income	$1,670	$10,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	157	2,475
Depreciation expense	530	437
Amortization, net	461	408
Accretion of deferred loan fees and costs, net	(564)	(1,944)
Deferred income taxes	351	(222)
Stock-based compensation expense	225	511
Net gain on loans sold	(6,696)	(12,500)
Loans held for sale-originations	(341,160)	(521,710)
Loans held for sale-proceeds	420,698	508,811
Gain on the sale of SBA loans	(468)	(310)
Increase in the cash surrender value of bank-owned life insurance	(103)	(89)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(40)	(323)
Prepaid expenses and other assets	(2,835)	(2,085)
Accrued interest payable	522	410
Accrued expenses and other liabilities	(84)	3,582
Net Cash Provided by (Used in) Operating Activities	73,130	(12,238)
Cash Flows from Investing Activities
Purchase of interest-earning time deposits	(1,780)	(2,133)
Redemption of interest-earning time deposits	3,701	6,224
Principal repayments on investment securities available for sale	647	1,004
Net decrease (increase) in loans receivable	18,926	(218,119)
Purchase of Federal Home Loan Bank stock	(2,980)	(10,980)
Redemption of Federal Home Loan Bank stock	8,107	6,557
Purchase of premises and equipment	(688)	(560)
Net Cash Provided by (Used in) Investing Activities	25,933	(218,007)
Cash Flows from Financing Activities
Net increase in demand deposits, money markets, and savings accounts	64,559	84,041
Net increase in certificate accounts	17,892	18,041
(Decrease) increase in advances from borrowers for taxes and insurance	(456)	1,330
Proceed from (repayment of) Federal Home Loan Bank short-term borrowings	(93,140)	72,689
Proceeds from Federal Home Loan Bank long-term borrowings	20,000	79,000
Repayment of Federal Home Loan Bank long-term borrowings	(57,000)	(36,171)
(Repayment of) proceeds from Federal Reserve Bank short-term borrowings	(7,000)	3,105
Net proceeds from subordinated debt	13,742	-
Contribution of shares to ESOP	150	-
Proceeds from issuance unallocated shares from authorized shares	1,645	2,383
Purchase of treasury stock	(433)	(49)
Proceeds from the reissuance of treasury stock under 401(k) Plan	289	100
Proceeds from the exercise of stock options	932	261
Dividends paid	(1,154)	(1,018)
Noncontrolling interest capital distribution	(865)	(279)
Net Cash (Used in) Provided by Financing Activities	(40,829)	223,433
Net Increase (Decrease) in Cash and Cash Equivalents	58,234	(6,812)
Cash and Cash Equivalents – Beginning of Year	3,893	10,705
Cash and Cash Equivalents – End of Year	$62,127	$3,893

Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$25,785	$8,367
Cash payments for income taxes	$2,659	$2,900
Initial recognition of operating lease right-of use assets	$1,510	$1,050
Initial recognition of operating lease obligations	$1,510	$1,050

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries. At December 31, 2023, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania. These companies began operation in July 2009. In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. As of January 4, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank’s 51% ownership interest in Oakmont Capital is currently being marketed for sale in order to reduce the Bank’s asset size and increase its capital ratios.  While Oakmont Capital is currently being marketed for sale, there can be no assurances that the transaction will be completed. All significant intercompany balances and transactions have been eliminated.

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

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The Company’s most significant estimates are the determination of the allowance for credit losses and valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 7. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2023, one investor purchased a total of 33% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 30% of the gain on mortgage loans sold during the year. During the year ended December 31, 2023, one investor purchased a total of 48% of all loans sold by the Bank from its equipment loans held for sale, and the sales to this investor accounted for approximately 45% of the gain on equipment loans sold during the year.

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

The Bank measures expected credit losses on available-for-sale debt securities when the Bank does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment.  This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2023 and 2022.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2023 and 2022.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

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

Allowance for Credit Losses

The Company adopted Accounting Standards Update (ASU) 2016-13 using the weighted average maturity method (WARM) for all financial assets measured at amortized cost, net of investments in leases and off balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under Accounting Standards Codification (ASC) 326, while prior period results are reported in accordance with the previously applicable incurred loss methodology. The Company recorded no change to retained earnings as of January 1, 2023 for the cumulative effect of implementing ASC 326.

Loans are stated at their principal amount outstanding, except for loans held for sale, which are carried at fair value. Interest income on loans is accrued as earned.

In general, loans are placed on non-accrual status once they become 90 days delinquent as to principal or interest. In certain cases, a loan may be placed on nonaccrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Company believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. The Company generally applies payments received on non-accruing loans to principal until such time as the principal is paid off, after which time any payments received are recognized as interest income. If the Company believes that all amounts outstanding on a non-accrual loan will ultimately be collected, payments received subsequent to its classification as a non-accrual loan are allocated between interest income and principal.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses (Continued)

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. Past due status is determined based on contractual due dates for loan payments. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Loans deemed to be a loss are written off through a charge against the allowance for credit losses (ACL). All loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral, if any. Principal recoveries of loans previously charged off are recorded as increases to the ACL.

Loan Origination Fees and Costs. Loan origination fees and the related direct origination costs are deferred and amortized over the life of the loan as an adjustment to interest income.

Allowance for Credit Losses. The discussion that follows describes the methodology for determining the ACL under the ASC 326 model that was adopted effective January 1, 2023. The allowance methodology for prior periods is disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for loans is an estimate of the expected losses to be realized over the life of the loans in the portfolio. The ACL is determined for two distinct categories of loans: 1) loans evaluated collectively for expected credit losses and 2) loans evaluated individually for expected credit losses. The ACL also includes certain qualitative adjustments.

Loans Evaluated Collectively. Homogeneous loans are evaluated collectively for expected credit losses.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its ACL. The Company has designated eight portfolio segments, which are one-to-four family residential owner occupied, one-to-four family residential non-owner occupied, multi-family residential, commercial real estate, construction, home equity, commercial business, and consumer. These portfolio segments are further disaggregated into classes, which represent loans and leases of similar type, risk characteristics, and methods for monitoring and assessing credit risk.

Loans Evaluated Individually. Certain loans may be evaluated individually for expected credit losses. There were no individually evaluated loans during the year ended December 31, 2023.

Loans evaluated individually may have specific allocations assigned if the measured value of the loan using one of the noted techniques is less than its current carrying value. For loans measured using the fair value of collateral, if the analysis determines that sufficient collateral value would be available for repayment of the debt, then no allocations would be assigned to those loans. Collateral could be in the form of real estate or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real estate.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification. For all loans, an internal risk rating process is used. The Company believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk rating categories is a significant component of the ACL methodology for these loans, which bases the probability of default on this migration. Assigning risk ratings involves judgment. Risk ratings may be changed based on ongoing monitoring procedures, or if specific loan review assessments identify a deterioration or an improvement in the loan.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses (Continued)

The following is a summary of the Company's internal risk rating categories:

•	Pass: These loans do not currently pose undue credit risk and can range from the highest to average quality, depending on the degree of potential risk.

•

Special Mention: These loans have a heightened credit risk, but not to the point of justifying a classification of Substandard. Loans in this category are currently acceptable but are nevertheless potentially weak.

•

Substandard: These loans are inadequately protected by current sound worth and paying capacity of the borrower. There exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

•

Doubtful: These loans have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The allocation of the ACL is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Company considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type.

Qualitative and Other Adjustments to Allowance for Credit Losses: In addition to the quantitative credit loss estimates for loans evaluated collectively, qualitative factors that may not be fully captured in the quantitative results are also evaluated. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans. Qualitative adjustments are judgmental and are based on management’s knowledge of the portfolio and the markets in which the Company operates. Qualitative adjustments are evaluated and approved on a quarterly basis. Additionally, the ACL includes other allowance categories that are not directly incorporated in the quantitative results. These include but are not limited to loans-in-process, trade acceptances and overdrafts. The ACL model utilizes 36-month economic forecasts which include housing starts, real estate prices, loan delinquency trends, and US GDP changes.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans Held for Sale

Loans originated by the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs, commissions and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. Oakmont Capital Holdings, LLC originates commercial business loans for the purchase of business essential equipment for sale primarily to other financial institutions and these are also classified as loans held for sale.

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

Goodwill and Other Intangible Assets

Intangible assets on the consolidated balance sheets represent the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed an other intangible asset. The renewal rights are being amortized over a ten year period based upon the annual retention rate of the book of business. Also included in goodwill is $2.1 million recognized as part of the acquisition of Oakmont Capital Holdings, LLC in January 2021.

The Company performs a goodwill and other intangible asset impairment analysis at least on an annual basis or more often if events and circumstances indicate that there may be impairment.

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

The Company held no other real estate owned (OREO) at December 31, 2023 or December 31, 2022.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Mortgage Servicing Rights

Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans. Mortgage servicing rights totaled $382,000 and $330,000 at December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, approximately $62,000 and $58,000 in amortization was recognized, respectively.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2023 and 2022. The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2020.

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

At December 31, 2023, the Company has outstanding equity awards under three share-based plans: the 2013 Stock Incentive Plan, the 2018 Stock Incentive Plan, and the 2023 Stock Incentive Plan. Outstanding awards under these plans were made in May 2018 and May 2023. These plans are more fully described in Note 14.

The Company also has an employee stock ownership plan (“ESOP”). This plan is more fully described in Note 14. As shares are contributed to the ESOP and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares.

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

Insurance Commissions: Insurance income generally consists of commissions from the sale of insurance policies and performance-based commissions from insurance companies. The Bank recognizes commission income from the sale of insurance policies when its wholly owned subsidiary, Quaint Oak Insurance Agency, LLC, acts as an agent between the insurance carrier and policyholder, arranging for the insurance carrier to provide policies to policyholders, and acts on behalf of the insurance carrier by providing customer service to the policyholder during the policy period. Commission income is recognized over time, using the output method of time elapsed, which corresponds with the underlying insurance policy period, for which the Bank is obligated to perform under contract with the insurance carrier. Commission income is variable, as it is comprised of a certain percentage of the underlying policy premium. The Bank estimates the variable consideration based upon the “most likely amount” method and does not expect or anticipate a significant reversal of revenue in future periods, based upon historical experience. Payment is due from the insurance carrier for commission income once the insurance policy has been sold. The Bank has elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to insurance producers, and will expense these commissions paid to insurance producers as incurred, as these costs are related to the commission income and would have been amortized within one year or less if they had been capitalized, the same period over which the commission income was earned. Performance-based commissions from insurance companies are recognized at a point in time, when received, and no contingencies remain.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the Consolidated Balance Sheet when they are funded.

Reclassifications

Certain items in the 2022 consolidated financial statements have been reclassified to conform to the presentation in the 2023 consolidated financial statements. Such reclassifications did not have a material impact on the overall consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounting Pronouncements Adopted

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

In March 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures. The guidance amends ASC 326 to eliminate the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancing and restructuring activities by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying TDR recognition and measurement guidance, creditors will determine whether a modification results in a new loan or continuation of existing loan. These amendments are intended to enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, the amendments to ASC 326 require that an entity disclose current-period gross write-offs by year of origination within the vintage disclosures, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The guidance is only for entities that have adopted the amendments in Update 2016-13 for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022.

As of January 1, 2023, the Company adopted ASU 326 using the weighted average maturity method (WARM) for all financial assets measured at amortized cost, net of investments in leases and off balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASU 326, while prior period results are reported in accordance with the previously applicable incurred loss methodology. The Company recorded no change to retained earnings as of January 1, 2023 for the cumulative effect of adopting ASC 326.

In January 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset (or expiration) date of Accounting Standards Codification (ASC) Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. ASU 2022-06 is effective for all reporting entities immediately upon issuance and must be applied on a prospective basis. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (TOPIC 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses on an interim and annual basis.  This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.  Early adoption is permitted.  Public entities are required to adopt the changes retrospectively, recasting each prior-period disclosure for which a comparative income statement is presented in the period of adoption.  The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for public business entities for annual period beginning after December 15, 2024.  The Company is currently evaluating the impact the impact of this new guidance on its financial statements.

Note 3 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS.  Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented.  Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”).  CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the year ended December 31, 2022, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive. For the year ended December 31, 2023, all outstanding stock options granted under the 2023 Stock Incentive Plan were anti-dilutive. For the year ended December 31, 2023, all outstanding stock options granted under the 2018 Stock Incentive Plan representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2023	2022
Net Income	$2,020,000	$7,863,000

Weighted average shares outstanding – basic	2,254,444	2,042,740
Effect of dilutive common stock equivalents	20,590	110,149
Adjusted weighted average shares outstanding – diluted	2,275,034	2,152,889

Basic earnings per share	$0.90	$3.85
Diluted earnings per share	$0.89	$3.65

Note 4 – Accumulated Other Comprehensive (Loss) Income

The following table presents the changes in accumulated other comprehensive (loss) income by component, net of tax, for the years ended December 31, 2023 and 2022 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2023	2022
Balance beginning of the year	$(24)	$23

Other comprehensive income (loss) before reclassifications	14	(47)
Amount reclassified from accumulated other comprehensive income (loss)	-	-
Total other comprehensive income (loss)	14	(47)
Balance end of the year	$(10)	$(24)

_______________________

(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2023 and 2022, by contractual maturity, is shown below (in thousands):

	2023	2022
Due in one year or less	$1,000	$2,541
Due after one year through five years	912	1,292
Total	$1,912	$3,833

Note 6 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2023 and 2022 are summarized below (in thousands):

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$2,281	$-	$(13)	$2,268
Federal National Mortgage Association securities	73	-	-	73
Total available-for-sale-securities	$2,354	$-	$(13)	$2,341

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$2,902	$-	$(31)	$2,871
Federal National Mortgage Association securities	98	1	-	99
Total available-for-sale-securities	$3,000	$1	$(31)	$2,970

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2023, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after ten years	$2,354	$2,341
Total	$2,354	$2,341

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment Securities Available for Sale (Continued)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2023 and 2022 (in thousands):

	December 31, 2023
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	11	$2,268	$(13)	$-	$-	$2,268	$(13)

	December 31, 2022
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	11	$2,871	$(31)	$-	$-	$2,871	$(31)

Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates. Management evaluated the extent to which the fair value has been less than cost and the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer.  The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. There was no allowance for credit losses at December 31, 2023.

Note 7 – Loans Receivable, Net and Allowance for Credit Losses

The composition of net loans receivable is as follows (in thousands):

	December 31,
	2023	2022
Real estate loans:
One-to-four family residential:
Owner occupied	$22,885	$18,070
Non-owner occupied	40,455	39,315
Total one-to-four family residential	63,340	57,385
Multi-family (five or more) residential	46,680	46,909
Commercial real estate	331,174	333,540
Construction	35,585	28,938
Home equity	6,162	4,918
Total real estate loans	482,941	471,690

Commercial business	127,868	159,069
Other consumer	69	2
Total Loans	610,878	630,761

Deferred loan fees and costs	(771)	(1,219)
Allowance for credit losses	(6,758)	(7,678)
Net Loans	$603,349	$621,864

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table summarizes designated internal risk categories by portfolio segment and loan class, by origination year, as of December 31, 2023 (in thousands):

	Term Loans Amortized Cost by Origination Year
As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
One-to-four family residential owner occupied Risk rating
Pass	$6,044	$8,574	$3,840	$1,850	$571	$2,006	$-	$22,885
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential owner occupied	$6,044	$8,574	$3,840	$1,850	$571	$2,006	$-	$22,885
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
One-to-four family residential non- owner occupied Risk rating
Pass	$2,195	$7,153	$12,362	$3,268	$1,026	$14,451	$-	$40,455
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential non-owner occupied	$2,195	$7,153	$12,362	$3,268	$1,026	$14,451	$-	$40,455
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Multi-family residential Risk rating
Pass	$1,566	$15,542	$13,853	$4,483	$2,386	$8,850	$-	$46,680
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total multi-family residential	$1,566	$15,542	$13,853	$4,483	$2,386	$8,850	$-	$46,680
Current period gross charge-offs	$-	$-	$-	$-	$-	$2	$-	$2
Commercial real estate Risk rating
Pass	$61,338	$121,006	$64,684	$26,631	$16,571	$38,897	$1,996	$331,123
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	51	-	-	51
Doubtful	-	-	-	-	-	-	-	-
Total commercial real estate	$61,338	$121,006	$64,684	$26,631	$16,622	$38,897	$1,996	$331,174
Current period gross charge-offs	$-	$-	$-	$134	$-	$-	$-	$134
Construction Risk rating
Pass	$14,777	$11,244	$7,417	$-	$-	$-	$-	$33,438
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,147	-	2,147
Doubtful	-	-	-	-	-	-	-	-
Total construction	$14,777	$11,244	$7,417	$-	$-	$2,147	$-	$35,585
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	Term Loans Amortized Cost by Origination Year
As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Home equity Risk rating
Pass	$1,062	$35	$122	$-	$-	$205	$4,738	$6,162
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total home equity	$1,062	$35	$122	$-	$-	$205	$4,738	$6,162
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Commercial business Risk rating
Pass	$6,441	$69,913	$27,022	$4,324	$1,955	$1,109	$13,593	$124,357
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	1,946	-	1,242	323	-	3,511
Doubtful	-	-	-	-	-	-	-	-
Total commercial business	$6,441	$69,913	$28,967	$4,324	$3,197	$1,433	$13,593	$127,868
Current period gross charge-offs	$-	$29	$613	$97	$-	$-	$-	$739
Other consumer Risk rating
Pass	$69	$-	$-	$-	$-	$-	$-	$69
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total other consumer	$69	$-	$-	$-	$-	$-	$-	$69
Current period gross charge-offs Total	$-	$-	$-	$-	$-	$-	$-	$-
Pass	$93,492	$233,467	$129,300	$40,556	$22,509	$65,518	$20,327	$605,169
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	1,946	-	1,293	2,470	-	5,709
Doubtful	-	-	-	-	-	-	-	-
Total	$93,492	$233,467	$131,246	$40,556	$23,802	$67,988	$20,327	$610,878
Current period gross charge-offs	$-	$29	$613	$231	$-	$2	$-	$875

The information presented in the table above is not required for periods prior to the adoption of ASU 326. The following table presents the most comparable required information for the prior period, internal credit risk ratings for the indicated loan class segments as of December 31, 2022 (in thousands):

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023					December 31, 2022
	Non-accrual loans
	With a Related Allowance	Without a Related Allowance	Total	90 Days or More Past Due and Accruing	Total Non-Performing	Total Non-Accrual Loans
One-to-four family residential owner occupied	$-	$-	$-	$401	$401	$-
Multi-family residential	-	-	-	-	-	1,708
Commercial real estate	-	51	51	-	51	134
Commercial business	-	-	-	-	-	97
Total	$-	$51	$51	$401	$452	$1,939

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2022 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2022
With no related allowance recorded:	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	7	9	-	7	-
Multi-family residential	1,708	1,722	-	1,708	-
Commercial real estate	129	129	-	130	12
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial business	-	-	-	-	-
Other consumer	-	-	-	-	-

With an allowance recorded:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	-	-	-	-	-
Multi-family residential	-	-	-	-	-
Commercial real estate	134	134	118	136	9
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial business	97	97	97	102	6
Other consumer	-	-	-	-	-

Total:
One-to-four family residential owner occupied	$-	$-	$-	$-	$-
One-to-four family residential non-owner occupied	7	9	-	7	-
Multi-family residential	1,708	1,722	-	1,708	-
Commercial real estate	263	263	118	266	21
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial business	97	97	97	102	6
Other consumer	-	-	-	-	-
Total	$2,075	$2,091	$215	$2,083	$27

Prior to the adoption of ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, the Company had granted a variety of concessions to borrowers in the form of loan modifications that were considered troubled debt restructuring (TDR)s. At December 31, 2022, the Company had two loans totaling $136,000 that were identified as troubled debt restructurings. Both of these loans were performing in accordance with their modified terms as of December 31, 2022. During the year ended December 31, 2023, no new loans were identified as TDRs. Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan’s original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2022 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

As of December 31, 2023, there were no loans whose terms were modified for borrowers who may be experiencing financial difficulties.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Credit Losses (Continued)

Following is a summary, by loan portfolio class, of changes in the allowance for credit losses for the year ended December 31, 2023  (in thousands):

	December 31, 2023
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for credit losses:
Beginning balance	$123	$295	$451	$3,750	$304	$33	$2,422	$300	$7,678
Impact of ASU 326	-	-	-	-	-	-	-	-	-
Charge-offs	-	-	(2)	(134)	-	-	(739)	-	(875)
Recoveries	-	-	-	-	-	-	-	-	-
Provision(1)	30	(76)	(29)	(832)	279	28	855	(300)	(45)
Ending balance	$153	$219	$420	$2,784	$583	$61	$2,538	$-	$6,758

(1)

Provision included in the table only includes the portion related to loans receivable. For the year ended December 31, 2023, the total recovery of credit losses of $157,000 includes a recovery of $202,000 for off balance sheet credit exposure, which is reflected in other liabilities on the Consolidated Balance Sheet.

The Bank allocated decreased allowance for credit loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2023, due primarily to changes in qualitative factors in this portfolio class. The Bank allocated increased allowance for credit loss provisions to the commercial business loan portfolio class for the year ended December 31, 2023, due primarily to changes in qualitative factors in this portfolio class. The Bank allocated increased allowance for credit loss provisions to the construction loan portfolio class for the year ended December 31, 2023, due primarily to changes in qualitative and quantitative factors in this portfolio class.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2022 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2022 (in thousands):

	December 31, 2022
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$73	$292	$249	$2,475	$119	$29	$1,625	$400	$5,262
Charge-offs	-	-	-	-	-	-	(59)	-	(59)
Recoveries	-	-	-	-	-	-	-	-	-
Provision	50	3	202	1,275	185	4	856	(100)	2,475
Ending balance	$123	$295	$451	$3,750	$304	$33	$2,422	$300	$7,678

Ending balance evaluated for impairment:
Individually	$-	$-	$-	$118	$-	$-	$97	$-	$215
Collectively	$123	$295	$451	$3,632	$304	$33	$2,325	$300	$7,463
Loans receivable:
Ending balance	$18,070	$39,315	$46,909	$333,540	$28,938	$4,918	$159,071		$630,761

Ending balance evaluated for impairment:
Individually	$-	$7	$1,708	$263	$-	$-	$97		$2,075
Collectively	$18,070	$39,308	$45,201	$333,277	$28,938	$4,918	$158,974		$628,686

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Credit Losses (Continued)

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023
	30-89 Days Past Due	90 Days or More Past Due	Current	Total Loans Receivable
One-to-four family residential owner occupied	$136	$401	$22,348	$22,885
One-to-four family residential non-owner occupied	256	-	40,199	40,455
Multi-family residential	175	-	46,505	46,680
Commercial real estate	3,944	-	327,230	331,174
Construction	-	-	35,585	35,585
Home equity	403	-	5,759	6,162
Commercial business	-	-	127,868	127,868
Other consumer	-	-	69	69
Total	$4,914	$401	$605,562	$610,878

	December 31, 2022
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing

One-to-four family residential owner occupied	$407	$-	$407	$17,663	$18,070	$-
One-to-four family residential non-owner occupied	23	-	23	39,292	39,315	-
Multi-family residential	-	1,708	1,708	45,201	46,909	-
Commercial real estate	2,895	134	3,029	330,511	333,540	-
Construction	2,062	-	2,062	26,876	28,938	-
Home equity	39	-	39	4,879	4,918	-
Commercial business	10	97	107	158,962	159,069	51
Other consumer	-	-	-	2	2	-
Total	$5,436	$1,939	$7,375	$623,386	$630,761	$51

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $452,000 and $2.0 million at December 31, 2023 and 2022, respectively. For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2023 and 2022 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $9,000 for the year ended December 31, 2023 and $167,000 for the year ended December 31, 2022.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Premises and Equipment

The components of premises and equipment at December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Land and land improvements	$292	$292
Buildings	1,581	1,619
Leasehold improvements	699	649
Furniture, fixtures and equipment	3,568	2,892
	6,140	5,452
Accumulated depreciation	(3,207)	(2,677)
Premises and equipment, net	$2,933	$2,775

Depreciation expense for the years ended December 31, 2023 and 2022 amounted to approximately $530,000 and $437,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On January 4, 2021, the Bank acquired a majority ownership interest in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC. On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. The Company paid $1.0 million for these rights. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset. This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business. The balance of other intangible assets at December 31, 2023 was $125,000, net of accumulated amortization of $360,000. Amortization expense for both years ended December 31, 2023 and 2022 amounted to approximately $49,000.

Estimated amortization expense of other intangible for the remaining three years is as follows (in thousands):

2024	$49
2025	49
2026	27
Total	$125

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 - Deposits

Deposits at December 31, 2023 and 2022 consist of the following (in thousands):

	2023	2022
Non-interest bearing checking accounts	$92,216	$88,728
Interest bearing checking accounts	104,274	-
Savings accounts	841	1,597
Money market accounts	218,525	260,972
Certificate of deposit accounts	215,843	197,951
Total	$631,699	$549,248

A summary of certificates of deposit by maturity at December 31, 2023 is as follows (in thousands):

Years ending December 31:
2024	$113,732
2025	36,393
2026	12,156
2027	23,850
2028	29,712
Total	$215,843

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $40.8 million and $30.4 million at December 31, 2023 and 2022, respectively.

Note 11 - Borrowings

As of December 31, 2023, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $316.8 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $29.0 million and $159.2 million at December 31, 2023 and 2022, respectively. As of December 31, 2023, Quaint Oak Bank has $12.0 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB) under the discount window program. Quaint Oak Bank borrowed $7.0 million from the FRB discount window as of December 31, 2022. As of December 31, 2023, Quaint Oak Bank had no outstanding advances with the FRB.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Borrowings (Continued)

As of December 31, 2023, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2023.

Short-term borrowings and the weighted interest rates consist of the following at December 31, 2023 and 2022 (dollars in thousands):

	FHLB Short-Term Borrowings		FRB Short-Term Borrowings
	At or For the Year		At or For the Year
	Ended December 31,		Ended December 31,
	2023	2022	2023	2022
Average balance outstanding	$72,566	$31,505	$711	$1,556
Maximum amount outstanding at any month-end during the period	116,200	93,200	7,000	7,000
Balance outstanding at end of period	-	93,200	-	7,000
Average interest rate during the period	5.38%	2.34%	4.78%	0.97%
Weighted average interest rate at end of period	-%	4.45%	-%	4.45%

	Other Short-Term Borrowings At or For the Year Ended December 31,
	2023	2022

Average balance outstanding	$9,291	$1,601
Maximum amount outstanding at any month-end during the period	14,508	5,489
Balance outstanding at end of period	5,549	5,489
Average interest rate during the period	8.40%	6.68%
Weighted average interest rate at end of period	8.46%	7.11%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2023 and 2022 (in thousands):

	December 31, 2023		December 31, 2022
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2023	$-	-%	$57,000	2.22%
2024	21,167	4.25	6,167	2.05
2025	7,855	3.40	2,855	1.25
Total FHLB long-term debt	$29,022	4.02%	$66,022	2.16%

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

On March 2, 2023, the Company issued $12.0 million in aggregate principal amount of fixed rate subordinated notes due March 15, 2025 (the “Notes”) to certain qualified institutional buyers. On March 16, 2023, the Company issued an additional $2.0 million in aggregate principal amount of subordinated debt to certain accredited investors under the same terms. The Notes bear interest at a fixed annual rate of 8.50%, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2023. The Notes’ maturity date is March 15, 2025. The Company is entitled to redeem the Notes, in whole or in part, on or after March 15, 2024, and to redeem the Notes at any time in whole upon certain other events, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

The balance and unamortized issuance costs of subordinated debt at December 31, 2023 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$-	$8,000
8.5% subordinated notes, due March 15, 2025	$12,000	$37	$11,963
8.5% subordinated notes, due March 15, 2025	$2,000	$6	$1,994

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Note 13 - Income Taxes

The components of income tax expense for the years ended December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Federal:
Current	$128	$2,263
Deferred	351	(221)
Total federal	479	2,042
State, current	749	1,012
Total	$1,228	$3,054

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Income Taxes (Continued)

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2023 and 2022, respectively, as follows (in thousands):

	2023		2022
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$682	21.0%	$2,292	21.0%
State tax, net of federal benefit	592	18.2	800	7.4
Stock compensation expense	(28)	(0.9)	(22)	(0.2)
Other	(18)	(0.5)	(16)	(0.2)
Total	$1,228	37.8%	$3,054	28.0%

The components of the net deferred tax asset at December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Deferred tax assets:
Allowance for credit losses	$1,419	$1,612
Deferred loan fees	162	256
Stock-based compensation	11	7
Unrealized loss on investment securities available for sale	3	6
Interest on non-accrual loans	1	35
Total deferred tax assets	1,596	1,916

Deferred tax liabilities:
Bank premises and equipment	(249)	(219)
Intangible	(28)	(24)
Total deferred tax liabilities	(277)	(243)

Net Deferred Tax Asset	$1,319	$1,673

The net deferred tax asset at December 31, 2023 and 2022 of $1.3 million and $1.7 million, respectively, is included in other assets. No valuation allowance was established at December 31, 2023 and 2022, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan.

During the year ended December 31, 2023, the Company made a discretionary contribution totaling 11,320 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $73,000. During the year ended December 31, 2022, the Company made four discretionary contributions totaling 16,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $99,000. During the years ended December 31, 2023 and 2022, the Company recognized $150,000 and $343,000 of ESOP expense, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Incentive Plans – Share Awards

In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”). The 2013 Stock Incentive Plan terminated on March 13, 2023, however the outstanding unvested shares awards as of such date remained outstanding for the remainder of their original five-year vesting term which ended May 9, 2023.

In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the “2018 Stock Incentive Plan”). The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be restricted stock awards, for a balance of 116,250 stock options assuming all the restricted shares are awarded.

In May 2023, the shareholders of Quaint Oak Bancorp approved the adoption of the 2023 Stock Incentive Plan (the “2023 Stock Incentive Plan”). The 2023 Stock Incentive Plan approved by shareholders in May 2023 covered a total of 175,000 shares, of which 43,750, or 25%, may be restricted stock awards, for a balance of 131,250 stock options assuming all the restricted shares are awarded.

As of December 31, 2023 a total of 45,000 share awards were unvested under the 2018 and 2023 Stock Incentive Plan and up to 10,500 share awards were available for future grant under the 2023 Stock Incentive Plan and none under the 2018 Stock Incentive Plan. The 2018 and 2023 Stock Incentive Plan share awards have vesting periods of five years.

A summary of share award activity under the Company’s 2018 and 2023 Stock Incentive Plans as of December 31, 2023 and changes during the year ended December 31, 2023 is as follows:

	2023
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	9,122	$13.30
Granted	45,000	18.00
Vested	(9,122)	13.30
Forfeited	-	-
Unvested at the end of the year	45,000	$18.00

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During the years ended

December 31, 2023 and 2022, the Company recognized approximately $155,000 and $124,000 of compensation expense, respectively. During the years ended December 31, 2023 and 2022, the Company recognized a tax benefit of approximately $33,000 and $26,000, respectively. As of December 31, 2023, approximately $709,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Option and Stock Incentive Plans – Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”). The Option Plan expired February 13, 2018, however, outstanding options granted in 2013 remained valid and existing for the remainder of their 10 year terms, until May 2023. As described above under “Stock Incentive Plans – Share Awards”, the 2013 Stock Incentive Plan approved by shareholders in May 2013 terminated March 13, 2023, however, the outstanding options granted in 2018 remain exercisable until May 2028, to the extent still outstanding. The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 116,250 may be stock options assuming all the restricted shares are awarded. In May 2023, the shareholders of Quaint Oak Bancorp approved the adoption of the 2023 Stock Incentive Plan. The 2023 Stock Incentive Plan approved by shareholders in May 2023 covered a total of 175,000 shares, of which 131,250 may be stock options assuming all the restricted shares are awarded.

All incentive stock options issued under the Option Plan and the 2013, 2018 and 2023 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

As of December 31, 2023, a total of 224,033 grants of stock options were outstanding under the 2013, 2018 and 2023 Stock Incentive Plans and 36,000 stock options were available for future grant under the 2023 Stock Incentive Plan, and none under the 2018 Stock Incentive Plan. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and 2013, 2018 and 2023 Stock Incentive Plans for the year ended December 31, 2023 and changes during the year ended December 31, 2023 is as follows:

	2023
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	195,936	$11.24	3.5
Granted	132,500	18.00	9.3
Exercised	(104,403)	9.65	-
Forfeited	-	-	-
Outstanding at the end of the period	224,033	$15.98	8.6
Exercisable at the end of the period	91,533	$13.30	4.4

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Option and Stock Incentive Plans – Stock Options (Continued)

The estimated fair value of the options granted in May 2023 was $3.26 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield                            2.89%

Risk-free interest rate                                3.42%

Expected life of options                             6.5 years

Expected stock-price volatility                   20.35%

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

At December 31, 2023, the aggregate intrinsic value of options outstanding and options exercisable was zero. At December 31, 2022, the aggregate intrinsic value of the options outstanding was $2.1 million and options exercisable was $1.9 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2023 and December 31, 2022. This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2023 and 2022, approximately $70,000 and $44,000 in compensation expense was recognized, respectively. During the years ended December 31, 2023 and December 31, 2022, the Company recognized a tax benefit of $5,000 and $2,000, respectively. As of December 31, 2023, approximately $352,000 in additional compensation expense will be recognized over the remaining service period of approximately 4.4 years.

Note 15 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability. None of these individuals were indebted to the Company for loans at December 31, 2023 and 2022, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 - Financial Instruments with Off-Balance Sheet Risk (Continued)

A summary of the Company’s financial instrument commitments at December 31, 2023 and 2022 is as follows (in thousands):

	2023	2022
Commitments to originate loans	$30,346	$36,087
Unfunded commitments under lines of credit	54,163	49,881
Standby letters of credit	455	2,601

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but includes principally residential and commercial real estate.

The ACL for off balance sheet credit exposures is recorded in other liabilities on the Consolidated Balance Sheet. This ACL represents management’s estimate of expected losses in its unfunded loan commitments and other off balance sheet credit exposures, such as letters of credit and credit recourse on sold residential mortgage loans. The allowance for credit losses specific to unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). The ACL for off balance sheet credit exposures is increased or decreased by charges or reductions to expense, through the provision for credit losses. The balance of off balance sheet credit exposures is $202,000 at December 31, 2023.

Note 17 - Leases

The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment. The Company leases four office locations under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Company’s existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $274,000 for the year ending December 31, 2023 and $184,000 for the year ending December 31, 2022.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Company’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2023.

Operating
Weighted average remaining term (years)	11.9
Weighted average discount rate	3.36%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Leases (Continued)

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2023, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2024	$473
2025	481
2026	489
2027	443
2028	431
2029 and thereafter	3,059
Total undiscounted cash flows	5,376
Discount on cash flows	(964)
Total lease liabilities	$4,412

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2023, the Company had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $531,000 in 2023 and $438,000 in 2022.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2023, that the Bank meets all capital adequacy requirements to which it is subject.

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

On March 2, 2023, Quaint Oak Bancorp, Inc. completed a private offering of $12.0 in aggregate principal amount of fixed rate subordinated notes (see Note 12) to certain qualified buyers.  On March 16, 2023, Quaint Oak Bancorp, Inc. completed an additional private offering of $2.0 million in aggregate principal amount of fixed rate subordinated notes subordinated notes (see Note 12) to certain accredited investors. In March, 2023, Quaint Oak Bancorp, Inc. infused $13.5 million to the Bank as Tier 1 capital. On November 2, 2023, the Company sold to an accredited investor 117,125 shares of common stock at a purchase price of $13.87 per share for aggregate proceeds of $1.6 million.  The Company retained all of the net proceeds for general corporate purposes. As of December 31, 2023, the Bank was well capitalized under the regulatory framework for prompt corrective action. The Company’s ratios do not differ significantly from the Bank’s ratios presented below.

The Bank’s actual capital amounts and ratios at December 31, 2023 and 2022 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2023:
Total capital (to risk-weighted assets)	$75,800	12.30%	$	≥49,285	≥8.00%	$	≥61,606	≥10.00%
Tier 1 capital (to risk-weighted assets)	68,813	11.17		≥36,964	≥6.00		≥49,285	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	68,813	11.17		≥27,723	≥4.50		≥40,044	≥6.50
Tier 1 capital (to average assets)	68,813	9.11		≥30,205	≥4.00		≥37,756	≥5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2022:
Total capital (to risk-weighted assets)	$60,820	8.49%	$	≥57,313	≥8.00%	$	≥71,642	≥0.00%
Tier 1 capital (to risk-weighted assets)	53,115	7.41		≥42,985	≥6.00		≥57,313	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	53,115	7.41		≥32,239	≥4.50		≥46,567	≥6.50
Tier 1 capital (to average assets)	53,115	7.07		≥30,032	≥4.00		≥37,540	≥5.00

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

The Bank did not pay any cash dividends to the Company in 2023 or 2022. At December 31, 2023, the Bank’s retained net income for the years ended December 31, 2023 and 2022 totaled $11.6 million.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 19 of the Company’s Form 10-K for the fiscal year ended December 31, 2022, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk. Loans are considered a Level 3 classification.

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

Individually Evaluated Loans: Individually evaluated loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans less estimated costs to sell. Collateral is primarily in the form of real estate. The use of independent appraisals, discounted cash flow models and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within Level 3 of the fair value hierarchy.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2023 (in thousands):

	December 31, 2023
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$2,268	$-	$2,268	$-
Federal National Mortgage Association mortgage- backed securities	73	-	73	-
Total investment securities available for sale	$2,341	$-	$2,341	$-
Total recurring fair value measurements	$2,341	$-	$2,341	$-

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2022 (in thousands):

	December 31, 2022
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$2,871	$-	$2,871	$-
Federal National Mortgage Association mortgage- backed securities	99	-	99	-
Total investment securities available for sale	$2,970	$-	$2,970	$-
Total recurring fair value measurements	$2,970	$-	$2,970	$-

Nonrecurring fair value measurements
Impaired loans	$1,860	$-	$-	$1,860
Total nonrecurring fair value measurements	$1,860	$-	$-	$1,860

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2022 (dollars in thousands):

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

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2023 and 2022 (in thousands):

			Fair Value Measurements at
			December 31, 2023
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$1,912	$1,981	$-	$-	$1,981
Loans held for sale	60,380	62,072	-	62,072	-
Loans receivable, net	603,349	584,842	-	-	584,842

Financial Liabilities
Deposits	631,699	636,946	415,855	-	221,091
FHLB long-term borrowings	29,022	29,001	-	-	29,001
Subordinated debt	21,957	20,666	-	-	20,666

			Fair Value Measurements at
			December 31, 2022
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$3,833	$3,907	$-	$-	$3,907
Loans held for sale	133,222	137,253	-	137,253	-
Loans receivable, net	621,864	600,186	-	-	600,186

Financial Liabilities
Deposits	549,248	551,157	351,297	-	199,860
FHLB long-term borrowings	66,022	65,846	-	-	65,846
FRB long-term borrowings	7,000	6,981	-	-	6,981
Subordinated debt	7,966	7,886	-	-	7,886

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

The Oakmont Capital Holdings, LLC Segment originates equipment loans which are generally sold to third party institutions with the loans’ servicing rights retained. The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. The Oakmont Capital Holdings, LLC Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of commercial customers. The Bank’s 51% ownership interest in Oakmont Capital is currently being marketed for sale in order to reduce the Bank’s asset size and increase its capital ratios.  While Oakmont Capital is currently being marketed for sale, there can be no assurances that the transaction will be completed.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2023			2022
	Quaint Oak Bank(1)	Oakmont Capital Holdings, LLC	Consolidated	Quaint Oak Bank(1)	Oakmont Capital Holdings, LLC	Consolidated
Net Interest Income (Loss)	$19,394	$(1,231)	$18,163	$24,114	$(425)	$23,689
Provision for Credit Losses	157	-	157	2,475	-	2,475
Net Interest Income (Loss) after Provision for Credit Losses	19,237	(1,231)	18,006	21,639	(425)	21,214

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	599	1,739	2,338	757	2,346	3,103
Real estate sales commissions, net	94	-	94	298	-	298
Insurance commissions	663	-	663	593	-	593
Other fees and services charges	510	743	1,253	330	320	650
Net loan servicing income	235	3,483	3,718	13	1,855	1,868
Income from bank-owned life insurance	102	-	102	89	-	89
Net gain on loans held for sale	2,620	4,076	6,696	3,270	9,230	12,500
Gain on the sale of SBA loans	468	-	468	310	-	310
Total Non-Interest Income	5,291	10,041	15,332	5,660	13,751	19,411

Non-Interest Expense
Salaries and employee benefits	13,850	7,123	20,973	13,828	6,309	20,137
Directors’ fees and expenses	316	-	316	286	-	286
Occupancy and equipment	1,656	825	2,481	1,274	630	1,904
Data processing	1,051	-	1,051	690	-	690
Professional fees	932	126	1,058	668	80	748
FDIC deposit insurance assessment	867	-	867	658	-	658
Advertising	284	359	643	186	382	568
Amortization of other intangible	49	-	49	49	-	49
Other	1,911	1,091	3,002	1,291	929	2,220
Total Non-Interest Expense	20,916	9,524	30,440	18,930	8,330	27,260
Pretax Segment Profit (Loss)	$3,612	$(714)	$2,898	$8,369	$4,996	$13,365
Net (Loss) Income Attributable to Noncontrolling Interest	$(350)	$-	$(350)	$2,448	$-	$2,448
Segment Assets	$719,791	$34,327	$754,118	$757,688	$34,662	$792,350

___________________

(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, QOB Properties, and Oakmont Commercial.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21– Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2023	2022
Assets
Cash and cash equivalents	$1,436	$284
Investment in Quaint Oak Bank	67,859	50,966
Premises and equipment, net	1,388	1,432
Other assets	-	77
Total Assets	$70,683	$52,759

Liabilities and Stockholders’ Equity
Subordinated debt	$21,957	$7,966
Other liabilities	235	-
Stockholders’ equity	48,491	44,793
Total Liabilities and Stockholders’ Equity	$70,683	$52,759

Statements of Income

	For the Year Ended December 31,
	2023	2022
Income
Rental income	$399	$-
Total Income	399	365

Expenses
Occupancy and equipment expense	115	122
Interest on subordinated debt	1,449	520
Other expenses	556	158
Total Expenses	2,120	800

Net Income Before Income Taxes	(1,721)	(435)
Equity in Undistributed Net Income of Subsidiary	3,380	8,207
Income Tax Benefit	361	91
Net Income	$2,020	$7,863

Comprehensive Income	$2,034	$7,816

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2023	2022

Operating Activities
Net income	$2,020	$7,863
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Undistributed net income in subsidiary	(3,380)	(8,207)
Depreciation expense	50	53
Amortization of subordinated debt issuance costs	249	34
Stock-based compensation expense	225	511
Decrease (increase) in other assets	313	(62)
Net cash (used in) provided by operating activities	(523)	192

Investing Activities
Investment in Quaint Oak Bank	(13,500)	-
Purchase of property and equipment	(6)	(12)
Net cash used in investing activities	(13,506)	(12)

Financing Activities
Dividends paid	(1,154)	(1,018)
Proceeds from the issuance of Subordinate Debt	13,742	-
Proceeds from the reissuance of treasury stock for capital raise	-	2,383
Additional Paid-in Capital	-	(2,250)
Contribution of shares to ESOP	150	-
Proceeds from issuance of unallocated shares from authorized shares	1,645	-
Purchase of treasury stock	(433)	(49)
Proceeds from the reissuance of treasury stock under401(k) plan	289	100
Proceeds from the exercise of stock options	932	262
Net cash provided by (used in) financing activities	15,181	(572)

Net Increase (Decrease) in Cash and Cash Equivalents	1,152	(392)
Cash and Cash Equivalents-Beginning of Year	284	676
Cash and Cash Equivalents-End of Year	$1,436	$284

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
Southampton, PA 18966
(215) 364-4059

Shareholder Services - Transfer Agent/Registrar

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.:

Computershare, Inc.
150 Royall Street, Suite 101
Canton, MA 02021
(800) 368-5948
www.computershare.com

Market & Trading Symbol

The common stock of Quaint Oak Bancorp, Inc. is quoted on the OTCQB Market under the symbol QNTO.

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

Investor Relations Contact

Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499
dcolyer@quaintoak.com

Please visit www.quaintoak.com/investors for press releases, filings, and other financial information.

Boards of Directors & Executive Officers of Quaint Oak Bancorp & Quaint Oak Bank

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

Other Executive Officers

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
Northampton County
Lehigh County
2 Allentown
Bucks County
Chalfont 4
Southampton 1
Montgomery County
Chester County
7
City of Philadelphia
6
5
3
MINNESOTA
8
St. Paul
PENNSYLVANIA
Harrisburg

Quaint Oak Bancorp, Inc.

1. 501 Knowles Avenue
Southampton, PA 18966

Regional Subsidiary Offices

Quaint Oak Abstract Office

2. 1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Insurance Offices

2. 1710 Union Boulevard
Allentown, PA 18109
4. New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

Quaint Oak Mortgage Offices

1. 501 Knowles Avenue
Southampton, PA 18966
2. 1710 Union Boulevard
Allentown, PA 18109
5. 100 Spring Garden Street
Philadelphia, PA 19123
6. 14500 Bustleton Avenue
Philadelphia, PA 19116

Quaint Oak Real Estate Offices

2. 1710 Union Boulevard
Allentown, PA 18109
4. New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

Oakmont Capital Services Offices

7. 600 Willowbrook Lane, Suite 601
West Chester, PA 19382
8. 1321 Shamrock Lane, Suite 1
Albany, MN 56307

Oakmont Commercial Office

1. 501 Knowles Avenue
Southampton, PA 18966