Form 10-K, Exhibit 13
period 2024-12-31
QUAINT OAK BANCORP, INC.
filed 2025-03-28
CIK 1391933

 Exhibit 13.0

QUAINT OAK
BANCORP INC

A Financial Services Company

Annual Report
2024

QUAINT OAK
BANCORP INC

Fueling the Growth of **BUSINESS** 2024

Bank | Abstract | Insurance | Mortgage | Oakmont Commercial

Quaint Oak Bancorp, Inc.
Fueling the Growth of Business

CEO'S LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2024 Annual Report to Shareholders.

In line with our 2023 achievements, we have continued Balance Sheet restructuring to strengthen the strategic aspects of our capital and liquidity. Another significant accomplishment during 2024 was successfully exiting our ownership interest in two subsidiary companies that had become less productive as liquidity markets changed with the severe increase in market rates. These initiatives provided the ability to deleverage both Bancorp debt along with high-cost Bank borrowings while also providing significant opportunities for loan sales.

We had, as a primarily remote operating company, begun carrying significant vacant space in our various physical locations. During 2024, we took several actions to counteract that excess expense. We have completed a sale and leaseback transaction at one of our office locations. This transaction eliminated the vacancy expense and provided both additional capital and income as a result. We have also entered into several sub-lease agreements and have, additionally, negotiated vacating another leased location to offset these excess costs. Investment in our new business line of Correspondent Banking has consisted of both technology and personnel building, which we are gradually implementing. It is a balance of expansion and contraction in relationship building. It is one of regulatory and compliance building. Having paced our build-out of this line in order not to have overly affected any one period costs, we anticipate that this year it will also be one of fruition building.

As recently announced, the Company declared a quarterly cash dividend of $0.13 per share on the common stock of the Company since paid on February 10, 2025. We are very pleased to have continued our level of dividend payments during this challenging period. Additionally, stockholders' equity from continuing operations increased year over year ending December 31, 2024, by $4.1 million. As always, our current and continued business strategy focuses on long-term profitability and maintaining healthy capital ratios, both of which reflect our strong commitment to shareholder value.

Robert T. Strong
Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC | Quaint Oak Mortgage, LLC
Quaint Oak Insurance Agency, LLC | Oakmont Commercial, LLC

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007. The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. At December 31, 2024, the Bank has five active wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. On March 29, 2024, Quaint Oak Bank sold its 51% interest in Oakmont Capital Holdings, LLC (“OCH”), a multi-state equipment finance company based in West Chester, Pennsylvania. The decision was based on a number of strategic priorities and other factors. As a result of this action, Quaint Oak Bancorp classified the operations of OCH as discontinued operations under ASC 205-20. Also on March 29, 2024, the Company discontinued the operations of Quaint Oak Real Estate, LLC, a 100% wholly owned subsidiary of the Bank. Quaint Oak Real Estate was engaged in the real estate brokerage business. All significant intercompany balances and transactions have been eliminated.

Quaint Oak Mortgage offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania, including conventional, FHA, VA, and USDA loans, almost all of which are underwritten to GSE-guidelines for sale in the secondary market. In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company, providing loans for commercial real estate purchases, refinancing, and development projects to small businesses primarily on the East Coast and generally in the Mid- Atlantic and Southeast. Oakmont Commercial focuses on originations of small dollar, low loan-to-value, high yield, primarily owner-occupied commercial real estate collateralized loans to be sold in the secondary market to institutional and bank buyers. Quaint Oak Abstract began operation in July 2009 offering title insurance, primarily in the Lehigh Valley and Bucks County regions of Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and offers comprehensive coverage, including home, auto, life, and business insurance. Quaint Oak Mortgage cross-sells products from Quaint Oak Bank’s title and insurance businesses, Quaint Oak Abstract and Quaint Oak Insurance, to its mortgage customers.

Quaint Oak Bank established international correspondent banking operations in March 2022 and developed partnerships with two international banking entities that utilized Quaint Oak Bank to help facilitate U.S. dollar payments. As of December 31, 2024, the international correspondent banking division had $57.9 million, or 10.5%, of deposits. Following the end of the fiscal year, Quaint Oak Bank exited one of the correspondent banking relationships and does not plan to add new partnerships, customers or new accounts until it strengthens its BSA program.

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

Quaint Oak Bank’s business consists primarily of originating commercial real estate loans, commercial business loans, and one-to-four family residential non-owner occupied loans, multi-family residential loans, construction loans, one-to-four family residential owner occupied loans, and home equity loans generally within its market area. At December 31, 2024, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 55.0% and 21.1%, respectively. Quaint Oak Bank’s loans are primarily funded by certificates of deposit, money market accounts and business checking. At December 31, 2024, money market accounts amounted to 29.3% of total deposits compared to 34.6% of total deposits at December 31, 2023. At December 31, 2024, certificates of deposit amounted to 51.1% of total deposits compared to 34.2% of total deposits at December 31, 2023. At December 31, 2024, interest bearing checking accounts amounted to 8.6% of total deposits compared to 16.5% at December 31, 2023. At December 31, 2024, non-interest bearing checking accounts amounted to 10.8% of total deposits compared to 14.6% of total deposits at December 31, 2023. Management anticipates that certificates of deposit, money market accounts and business checking will continue to be the primary sources of funding for Quaint Oak Bank’s assets.

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

Critical Accounting Estimates

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 2 of the notes to our financial statements. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting estimates comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management evaluates the credit quality of the Company’s loan portfolio on an ongoing basis and performs a formal review of the adequacy of the allowance for credit losses (“ACL”) on a quarterly basis. The ACL is established through a provision for credit losses charged to earnings and is maintained at a level that management considers to be an estimate of the lifetime expected credit losses of the portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ACL, while recoveries of amounts previously charged off are credited to the ACL.

Determining the amount of the ACL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows, estimated losses on pools of homogeneous loans based on historical loss experience and reasonable and supportable forecasts, as well as consideration of current economic trends and conditions, all of which may be susceptible to significant change. Banking regulators, as an integral part of their examination of the Company, also review the ACL, and may require, based on information available to them at the time of their examination, that management make the necessary adjustments to bring the ACL balance to an appropriate level. Additionally, the ACL is determined, in part, by the composition and size of the loan portfolio.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

      Selected Consolidated Financial and Other Data. Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc. You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2024	2023
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$685,168	$754,118
Cash and cash equivalents	62,989	58,006
Investment in interest-earning time deposits	912	1,912
Investment securities available for sale at fair value	1,666	2,341
Loans held for sale	64,281	36,448
Loans receivable, net	534,693	617,701
Federal Home Loan Bank stock, at cost	2,214	1,474
Premises and equipment, net	1,626	2,656
Deposits	553,252	631,699
Federal Home Loan Bank borrowings	47,855	29,022
Subordinated debt	22,000	21,957
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	52,617	48,491
Noncontrolling Interest	-	3,074
Total Stockholders’ Equity	52,617	51,565

Selected Operating Data:
Total interest income	$43,437	$44,921
Total interest expense	25,620	25,527
Net interest income	17,817	19,394
Provision for credit losses	1,534	157
Net interest income after provision for credit losses	16,283	19,237
Total non-interest income	8,156	5,292
Total non-interest expense	21,018	20,917
Income before income taxes	3,421	3,612
Income taxes	1,032	1,330
Net income	$2,389	$2,282
Net income (loss) attributable to noncontrolling interest	$406	$(262)
Net income attributable to Quaint Oak Bancorp, Inc.	$2,795	$2,020
Selected Operating Ratios (1):
Average yield on interest-earning assets	6.32%	5.93%
Average rate on interest-bearing liabilities	4.48	4.02
Average interest rate spread (2)	1.84	1.91
Net interest margin (2)	2.59	2.56
Average interest-earning assets to average interest-bearing liabilities	120.08	119.37
Net interest income after provision for credit losses to non-interest expense	77.47	91.97
Total non-interest expense to average assets	2.99	2.66
Efficiency ratio (3)	80.93	84.73
Return on average assets	0.40	0.32
Return on average equity	5.53	5.48
Asset Quality Ratios (4):
Non-performing loans as a percent of loans receivable, net (5)	1.18%	0.07%
Non-performing assets as a percent of total assets(5)	0.92	0.06
Allowance for credit losses as a percent of non-performing loans	102.45	1,494.57
Allowance for credit losses as a percent of total loans receivable	1.20	1.11
Net charge-offs to average loans receivable	0.29	0.12

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or For the Years Ended December 31,
	2024	2023
Capital Ratios(4):
Tier 1 leverage ratio	10.80%	9.11%
Common Tier 1 capital ratio	13.09	11.17
Tier 1 risk-based capital ratio	13.09	11.17
Total risk-based capital ratio	14.34	12.30

___________________

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)

Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans at December 31, 2024 and 2023. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

General. The Company’s total assets at December 31, 2024 were $685.2 million, a decrease of $68.9 million, or 9.1%, from $754.1 million at December 31, 2023. This decrease in total assets was primarily due to an $83.0 million, or 13.4%, decrease in loans receivable, net of allowance for credit losses, a $1.0 million, or 52.3%, decrease in investment in interest-earning time deposits, a $1.0 million, or 38.8%, decrease in premises and equipment, net, a $1.0 million, or 52.3%, decrease in investment in interest-earning time deposits, and a $675,000, or 28.8%, decrease in investment securities available for sale. Partially offsetting this decrease was a $27.8 million, or 76.4%, increase in loans held for sale, a $5.0 million, or 8.6%, increase in cash and cash equivalents, a $2.7 million, or 51.7%, increase in prepaid expenses and other assets, a $740,000, or 50.2%, increase in investment in Federal Home Loan Bank stock, at cost, and a $459,000, or 13.1%, increase in accrued interest receivable.

Cash and Cash Equivalents. Cash and cash equivalents increased $5.0 million, or 8.6%, from $58.0 million at December 31, 2023 to $63.0 million at December 31, 2024. Contributing to the increase in cash and cash equivalents were the proceeds from the sale of loans held for sale.

Investment Securities Available for Sale. Investment securities available for sale decreased $675,000, or 28.8%, from $2.3 million at December 31, 2023 to $1.7 million at December 31, 2024 due primarily to the principal repayments on these securities during the year ended December 31, 2024.

Loans Held for Sale. Loans held for sale increased $27.8 million, or 76.4%, from $36.4 million at December 31, 2023 to $64.3 million at December 31, 2024 as the Bank originated $51.6 million in equipment loans held for sale and sold $71.6 million of equipment loans during the year ended December 31, 2024. Partially offsetting this increase was $8.5 million of loan amortization and prepayments. On March 29, 2024, the Bank transferred $4.4 million of equipment loans held for sale into loans receivable as part of the discontinued operations of OCH. Additionally, the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $135.1 million of one-to-four family residential loans during the year ended December 31, 2024 and sold $134.3 million of loans in the secondary market during this same period. In the fourth quarter of 2024, management identified $47.9 million of commercial real estate loans and $10.3 million of SBA loans within the loan portfolio and transferred them to loans held for sale at amortized cost.

Loans Receivable, Net. Loans receivable, net, decreased $83.0 million, or 13.4%. Decreases within the portfolio consisted of commercial real estate loans which decreased $33.5 million, or 10.1%, commercial business loans which decreased $27.3 million, or 19.2%, construction loans which decreased $17.3 million, or 48.5%, one-to-four family non-owner occupied loans which decreased $6.9 million, or 17.0%, multi-family residential loans which decreased $1.3 million, or 2.7%, home equity loans which decreased $423,000, or 6.9%, and other consumer loans which decreased $23,000, or 33.3%. Partially offsetting these decreases was an increase in one-to-four family owner occupied loans of $3.0 million, or 13.3%. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all its newly originated one-to-four family owner-occupied loans into the secondary market.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the industry concentrations within the multi-family and commercial real estate portfolios:

	December 31,
	2024	2023
	(in Thousands)
Real Estate Rental and Leasing	$135,874	$157,519
Health Care and Social Assistance	35,864	27,335
Accommodation and food services	33,811	37,968
Construction	25,087	29,599
Retail trade	24,657	20,692
Other services (except public administration)	21,321	31,908
Manufacturing	16,515	14,240
Arts, entertainment, and recreation	14,497	14,558
Wholesale trade	8,349	9,314
Finance and insurance	6,162	4,183
Transportation and warehousing	5,901	11,591
Professional, scientific and technical services	5,686	6,686
Other	9,315	12,261
Total	$343,039	$377,854

The commercial real estate and multi-family portfolio consists of 53% owner occupied commercial real estate loans and 47% of non-owner occupied commercial real estate loans as of December 31, 2024.  The following table summarizes the non-owner occupied commercial real estate portfolio and the percent of total loans receivable, net.

	December 31,
	2024		2023
	Balance	Percent of Total Loans Receivable, net	Balance	Percent of Total Loans Receivable, net
	(Dollars in Thousands)
Real estate rental and leasing	$123,103	23.0%	$145,955	24.2%
Construction	14,987	2.8	16,195	2.7
Health care and social assistance	8,345	1.6	3,494	0.6
Finance and insurance	4,948	0.9	2,749	0.5
Other services (except public administration)	4,347	0.8	5,723	0.9
Retail trade	2,153	0.4	2,374	0.4
Other	3,905	0.8	5,161	0.8
Total	$161,788	30.3%	$181,651	30.1%

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the commercial real estate rental and leasing non-owner occupied loan portfolio outstanding balance, total commitment and loan to value (“LTV”) ratio by geographic location:

	2024			2023
	Balance	Total Commitment	Weighted Average LTV	Balance	Total Commitment	Weighted Average LTV
	(Dollars in Thousands)
Pennsylvania (1)	$44,959	$86,035	52.3%	$53,699	$96,949	55.4%
Philadelphia	36,142	77,810	46.4	34,155	69,938	48.8
Delaware	15,583	32,125	48.5	15,981	32,125	49.7
New Jersey	9,705	19,315	50.2	10,894	20,612	52.9
Ohio	6,914	10,100	68.5	9,153	13,665	67.0
Other	9,800	16,430	59.6	22,073	39,655	55.7
Total	$123,103	$241,815	50.9%	$145,955	$272,944	53.5%

(1)	Pennsylvania excluding Philadelphia

The following table summarizes the commercial real estate construction non-owner occupied loan portfolio outstanding balance, total commitment and LTV ratio by geographic location:

	2024			2023
	Balance	Total Commitment	Weighted Average LTV	Balance	Total Commitment	Weighted Average LTV
	(Dollars in Thousands)
Pennsylvania (1)	$7,477	$13,996	53.4%	$7,715	$11,215	68.8%
Philadelphia	4,782	9,685	49.4	4,908	9,685	50.7
New Jersey	2,728	8,200	33.3	3,572	9,750	36.6
Total	$14,987	$31,881	47.0%	$16,195	$30,650	52.8%

(1)	Pennsylvania excluding Philadelphia

Federal Home Loan Bank Stock. Federal Home Loan Bank stock increased $740,000, or 50.2%, from $1.5 million at December 31, 2023 to $2.2 million at December 31, 2024 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance. The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.4 million and $4.3 million at December 31, 2024 and 2023, respectively.

Premises and Equipment, Net. Premises and equipment, net, decreased $1.0 million, or 38.8%, to $1.6 million at December 31, 2024 from $2.6 million at December 31, 2023. The decrease was due primarily to the sale leaseback of the Bank’s branch and subsidiary office located at 1710 Union Boulevard, Allentown, Pennsylvania (“1710 Union Boulevard”).

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Intangible, Net. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC. The Bank sold its 51% interest in OCH on March 29, 2024. See Note 3 – Discontinued Operations. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million, a portion of which is being amortized. The balance of other intangible asset at December 31, 2024 was $77,000, net of accumulated amortization of $408,000.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $2.7 million, or 51.7%, to $7.8 million at December 31, 2024 from $5.1 million at December 31, 2023, due primarily to a $2.3 million net increase in the right-of-use asset driven by the re-capitalization of leases for 1710 Union Boulevard.

Deposits. Total deposits decreased $78.4 million, or 12.4%, to $553.3 million at December 31, 2024 from $631.7 million at December 31, 2023. This decrease in deposits was primarily attributable to a decrease of $56.5 million, or 54.2%, in interest bearing checking accounts, a decrease of $56.2 million, or 25.7%, in money market accounts, a decrease of $32.4 million, or 35.2%, in non-interest bearing checking accounts, and a $349,000, or 41.5%, decrease in savings accounts. These decreases in deposits were partially offset by an increase of $67.0 million, or 31.1%, in certificates of deposit. The total decrease in interest bearing checking accounts was due to reduced correspondent banking activity.

Borrowings. Total Federal Home Loan Bank (FHLB) borrowings increased $18.8 million, or 64.9%, to $47.9 million at December 31, 2024 from $29.0 million at December 31, 2023. During the year ended December 31, 2024, the Company borrowed $110.0 million of FHLB short-term borrowings, paid down $65.0 million of FHLB short-term borrowings, and paid down $26.2 million of FHLB long-term borrowings. The increase in short-term borrowings was primarily for liquidity purposes.

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2024, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The Company completed a private offering of $12.0 million in aggregate principal amount of fixed rate subordinated notes to certain qualified institutional buyers on March 2, 2023. On March 16, 2023, the Company completed an additional private offering of $2.0 million in aggregate principal amount of fixed rate subordinated notes to certain accredited investors. The subordinated notes from both offerings are due March 15, 2025. The balance of subordinated debt, net of unamortized debt issuance costs, was $22.0 million at both December 31, 2024 and December 31, 2023, respectively.

Stockholders’ Equity. Total stockholders’ equity from continuing operations increased $4.1 million, or 8.5%, to $52.6 million at December 31, 2024 from $48.5 million at December 31, 2023. Contributing to the increase was net income for the year ended December 31, 2024 of $2.8 million, shares of common stock issued of $2.4 million, amortization of stock awards and options under our stock compensation plans of $242,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $119,000, and other comprehensive income, net of $10,000. The increase in stockholders’ equity was partially offset by dividends paid of $1.3 million, and $150,000 of purchases of treasury stock. In addition, there was a $3.1 million, or 100.0%, decrease in noncontrolling interest from discontinued operations. The $2.4 million of shares issued were due to two private placement offerings to two investors.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

General. Net income amounted to $2.8 million for the year ended December 31, 2024, an increase of $775,000, or 38.4%, compared to net income of $2.0 million for the year ended December 31, 2023. The increase in net income on a comparative year-end basis was primarily the result of an increase in non-interest income of $2.9 million, an increase in net income from discontinued operations of $668,000, and a decrease in the net provision for income taxes from continuing operations of $298,000, partially offset by a decrease in interest income of $1.5 million, an increase in the provision for credit losses of $1.4 million, an increase in non-interest expense of $101,000, and an increase in interest expense of $93,000. The increase in the net income from discontinued operations was driven by the after-tax gain on the sale of the Company’s 51% interest in OCH.

Net Interest Income. Net interest income decreased $1.6 million, or 8.1%, to $17.8 million for the year ended December 31, 2024 from $19.4 million for the year ended December 31, 2023. The decrease in net interest income was driven by a $1.5 million, or 3.3%, decrease in interest income, and a $93,000, or 0.4%, increase in interest expense.

Interest Expense. Interest expense increased $93,000, or 0.4%, to $25.6 million for the year ended December 31, 2024 from $25.5 million for the year ended December 31, 2023. The increase in interest expense was primarily attributable to a 106 basis point increase in the rate on average certificate of deposit accounts which increased from 3.09% for the year ended December 31, 2023 to 4.15% for the year ended December 31, 2024 and had the effect of increasing interest expense by $2.5 million. Also contributing to the increase in interest expense was an increase in the average balance of business checking accounts which increased from $49.7 million for the year ended December 31, 2023 to $93.3 million for the year ended December 31, 2024 and had the effect of increasing interest expense by $2.2 million. The Bank pays interest on business checking accounts received through a correspondent banking relationship. Also impacting the increase in interest expense was a 28 basis point increase in the rate on average money market accounts which increased from 4.16% for the year ended December 31, 2023 to 4.44% for the year ended December 31, 2024 and had the effect of increasing interest expense by $604,000. Partially offsetting the increase in interest expense for the year ended December 31, 2024, was a $71.3 million, or 98.3%, decrease in the average balance of Federal Home Loan Bank short-term borrowings which decreased from $72.6 million for the year ended December 31, 2023 to $1.2 million for the year ended December 31, 2024 and had the effect of decreasing interest expense $3.8 million. The average interest rate spread decreased from 1.91% for the year ended December 31, 2023 to 1.84% for the year ended December 31, 2024 while the net interest margin increased from 2.56% for the year ended December 31, 2023 to 2.59% for the year ended December 31, 2024.

Interest Income. Interest income decreased $1.5 million, or 3.3%, to $43.4 million for the year ended December 31, 2024 from $44.9 million for the year ended December 31, 2023. The decrease in interest income was primarily due to a decrease in the average balance of loans receivable, net, which decreased $116.0 million from $737.0 million for the year ended December 31, 2023 to $621.0 million for the year ended December 31, 2024 and had the effect of decreasing interest income $6.9 million. This decrease was partially offset by a 51 basis point increase in the yield on average loans receivable, net, including loans held for sale, which increased from 5.94% for the year ended December 31, 2023 to 6.45% for the year ended December 31, 2024, and had the effect of increasing interest income $3.1 million, a $51.8 million increase in the average balance of due from banks – interest earning, which increased from $10.1 million for the year ended December 31, 2023 to $61.9 million for the year ended December 31, 2024, and had the effect of increasing interest income $2.1 million, and a 93 basis point increase in the average yield on due from banks – interest earning which increased from 4.03% for the year ended December 31, 2023 to 4.96% for the year ended December 31, 2024, and had the effect of increasing interest income $577,000.

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

	Year Ended December 31,
	2024			2023
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-bearing	$61,901	$3,070	4.96%	$10,108	$407	4.03%
Investment in interest-earning time deposits	1,034	44	4.26	2,546	99	3.89
Investment securities available for sale	2,042	152	7.44	2,681	152	5.67
Loans receivable, net (1) (2)	621,015	40,058	6.45	737,012	43,812	5.94
Investment in FHLB stock	968	113	11.67	5,011	451	9.00
Total interest-earning assets	686,960	43,437	6.32%	757,358	44,921	5.93%
Non-interest-earning assets	17,148			20,743
Total assets	$704,108			$778,101
Interest-bearing liabilities:
Savings accounts	$730	$1	0.14%	$1,298	$3	0.23%
Money market accounts	210,977	9,372	4.44	232,666	9,669	4.16
Business checking accounts	93,328	4,200	4.50	49,709	2,496	5.02
Certificate of deposit accounts	230,499	9,568	4.15	215,264	6,643	3.09
Total deposits	535,534	23,141	4.32	498,937	18,811	3.77
FHLB short-term borrowings	1,219	61	5.00	72,566	3,907	5.38
FHLB long-term borrowings	13,345	484	3.63	42,754	1,326	3.10
FRB borrowings	-	-	-	711	34	4.78
Subordinated debt	21,997	1,934	8.79	19,478	1,449	7.44
Total interest-bearing liabilities	572,095	25,620	4.48%	634,446	25,527	4.02%
Non-interest-bearing liabilities	81,436			97,272
Total liabilities	653,531			731,718
Stockholders’ Equity	50,577			46,383
Total liabilities and Stockholders’ Equity	$704,108			$778,101
Net interest-earning assets	$114,865			$122,912
Net interest income; average interest rate spread		$17,817	1.84%		$19,394	1.91%
Net interest margin (3)			2.59%			2.56%
Average interest-earning assets to average interest-bearing liabilities			120.08%			119.37%

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

	2024 vs. 2023				2023 vs. 2022
	Increase (Decrease) Due to			Total	Increase (Decrease) Due to			Total
			Rate/	Increase			Rate/	Increase
	Rate	Volume	Volume	(Decrease)	Rate	Volume	Volume	(Decrease)
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$2,085	$484	$94	$2,663	$699	$(414)	$(176)	$109
Investment in interest-earning time deposits	(59)	(5)	9	(55)	136	(85)	(80)	(29)
Investment securities available for sale	(36)	(12)	48	-	136	(32)	(15)	89
Loans receivable, net (1) (2)	(6,895)	(587)	3,728	(3,754)	4,904	893	5,783	11,580
Investment in FHLB stock	(365)	(112)	139	(338)	183	34	38	255
Total interest-earning assets	(5,270)	(232)	4,018	(1,484)	6,058	396	5,550	12,004
Interest expense:
Savings	-	(1)	-	(1)	-	-	-	-
Money market accounts	(62)	(901)	665	(298)	6,876	(411)	(720)	5,745
Business checking accounts	(227)	2,190	(259)	1,704	-	-	2,496	2,496
Certificate of deposit accounts	163	470	2,292	2,925	3,599	344	584	4,527
Total deposits	(126)	1,758	2,698	4,330	10,475	(67)	2,360	12,768
FHLB short-term borrowings	289	(3,841)	(294)	(3,846)	959	961	1,250	3,170
FHLB long-term borrowings	(156)	(912)	226	(842)	683	(474)	(238)	(29)
FRB short-term borrowings	34	(34)	(34)	(34)	60	(8)	(33)	19
Subordinated debt	34	187	264	485	72	754	103	929
Total interest-bearing liabilities	75	(2,842)	2,860	93	12,249	1,166	3,442	16,857
Increase (decrease) in net interest Income	$(5,345)	$2,610	$1,158	$(1,577)	$(6,191)	$(770)	$2,108	$(4,853)

_______________________

(1)         Includes loans held for sale.

(2)         Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.

Provision for Credit Losses. The Company increased its provision for credit losses by $1.4 million, or 877.1%, from $157,000 for the year ended December 31, 2023 to $1.5 million for the year ended December 31, 2024, based on an increase in the amount of non-performing loans. There were 21 individually evaluated loans which increased the provision for credit losses by $809,000. Also contributing to the increase in the provision for credit losses was $1.8 million in charge-offs during the year ended December 31, 2024. These increases were partially offset by a decrease in the average balance of loans receivable, net.

Non-performing loans at December 31, 2024 totaled $6.3 million, or 1.18%, of total loans receivable, net of allowance for credit losses, consisting of $5.6 million of loans on non-accrual status and $725,000 of loans 90-days or more delinquent. Non-accrual loans consist of one one-to-four family residential owner occupied loan, four commercial real estate loans, and ten commercial business loans. Included in the ten commercial business loans is one pool of equipment loans. Loans 90-days or more past due include one one-to-four family residential owner occupied loan, two commercial real estate loans, and four commercial business loans, all of which are still accruing. All non-performing loans are either well-collateralized or adequately reserved for. During the year ended December 31, 2024, 19 commercial business loans totaling $1.6 million, and one construction loan of $187,000, that were previously on non-accrual were charged-off through the allowance for credit losses. The allowance for credit losses as a percentage of total loans receivable was 1.20% at December 31, 2024 and 1.11% at December 31, 2023. Non-performing loans at December 31, 2023 consisted of one SBA loan on non-accrual status in the amount of $51,000 and one one-to-four family owner occupied loan that was 90 days or more past due but still accruing in the amount of $401,000. During the year ended December 31, 2023, two commercial business loans, one SBA loan, one multi-family residential loan, and two equipment loans totaling $272,000 that were previously on non-accrual were charged-off through the allowance for credit losses. In addition, there was one commercial business loan in the amount of $652,000 that was partially charged off by $603,000.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income. Non-interest income increased $2.9 million, or 54.1%, from $5.3 million for the year ended December 31, 2023 to $8.2 million for the year ended December 31, 2024. The increase was primarily attributable to the $1.5 million gain on sale-leaseback transaction for 1710 Union Boulevard in the fourth quarter of 2024, described above, a $1.1 million, or 41.2%, increase in net gain on sale of loans, a $309,000, or 51.5%, increase in mortgage banking, equipment lending, and title abstract fees, a $102,000, or 20.0%, increase in other fees and services charges, and an $81,000, or 12.2%, increase in insurance commissions. These increases were partially offset by a $119,000 or 50.6%, decrease in net loan servicing income, a $74,000, or 78.7%, decrease in real estate sales commissions, net, and a $15,000, or 3.2%, decrease in gain on sale of SBA loans. The $1.1 million increase in the net gain on sale of loans was due primarily to increased sales volume from Quaint Oak Mortgage, LLC and Oakmont Commercial, LLC.

           Non-Interest Expense. Non-interest expense increased $101,000, or 0.5%, from $20.9 million for the year ended December 31, 2023 to $21.0 million for the year ended December 31, 2024. The $101,000, or 0.5%, increase in non-interest expense for the year ended December 31, 2024 over the comparable period in 2023 was primarily due to a $786,000, or 5.7%, increase in salaries and employee benefits expense, a $247,000, or 23.5%, increase in data processing expense, and a $19,000, or 6.7%, increase in advertising expense, partially offset by a $253,000, or 29.2%, decrease in FDIC deposit insurance assessment, a $238,000, or 14.4%, decrease in occupancy and equipment expense, a $182,000, or 9.5%, decrease in other expenses, a $163,000, or 17.5%, decrease in professional fees, and a $115,000, or 36.4%, decrease in directors’ fees and expenses. The decrease in directors’ fees and expenses was primarily due to a reduction in director rates for the year ended December 31, 2024. The number of full-time employees at the Bank and its subsidiary companies increased from 124 at December 31, 2023 to 131 as of December 31, 2024.

Provision for Income Tax. The provision for income tax on continuing operations decreased $298,000, or 22.4%, from $1.3 million for the year ended December 31, 2023 to $1.0 million for the year ended December 31, 2024 due primarily to a decrease in taxable income from continuing operations.

Operating Segments

The Company’s operations consist of two reportable operating segments: Banking and Oakmont Commercial. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. Our Oakmont Commercial Segment originates commercial real estate loans which are sold into the secondary market along with the loans’ servicing rights. The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. Detailed segment information appears in Note 21 in the Notes to Consolidated Financial Statements.

Our Banking Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2024 of $2.2 million, a $714,000, or 24.9%, decrease from the year ended December 31, 2023. This decrease in PTSP was due to a $1.7 million, or 8.9%, decrease in net interest income, and a $1.7 million, or 694.0%, increase in the provision for credit losses, partially offset by a $2.5 million, or 61.8%, increase in non-interest income, and a $188,000, or 1.0%, decrease in non-interest expense. The increase in non-interest income was primarily due to a $1.5 million increase in gain on the sale-leaseback of 1710 Union Boulevard, a $684,000, or 45.5%, increase in net gain on loans held for sale, a $309,000, or 51.5%, increase in mortgage banking, equipment lending and title abstract fees, a $118,000, or 32.9%, increase in other fees and service charges, an $81,000, or 12.2%, increase in insurance commissions, and a $16,000, or 15.7%, increase in income from bank-owned life insurance, partially offset by a $119,000, or 50.6%, decrease in loan servicing income, a $74,000, or 78.7% decrease in real estate sales commissions, net, and a $15,000, or 3.2%, decrease in gain on the sale of SBA loans.

The decrease in non-interest expense was due primarily to a $253,000, or 29.2%, decrease in FDIC deposit insurance assessment, a $233,000, or 14.1%, decrease in occupancy and equipment expense, a $197,000, or 10.4%, decrease in other expense, a $115,000, or 36.4%, decrease in directors’ fees and expenses, a $159,000, or 18.8%, decrease in professional fees, partially offset by a $504,000, or 4.0%, increase in salaries and benefits expense, a $247,000, or 23.5%, increase in data processing expense, and an $18,000, or 6.9%, increase in advertising expense.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Oakmont Commercial Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2024 of $1.3 million, a $523,000, or 70.0%, increase from the year ended December 31, 2023. The increase in PTSP was primarily due to a $344,000, or 378.0%, increase in the recovery of credit losses, a $379,000, or 29.9%, increase in non-interest income, and an $89,000, or 13.0%, increase in net interest income, partially offset by a $289,000, or 22.3%, increase in non-interest expense. The increase in non-interest income was primarily due to a $395,000, or 35.4%, increase in net gain on loans held for sale, partially offset by a $16,000, or 10.6%, decrease in other fees and services charges. The increase in non-interest expense was primarily due to a $282,000, or 24.3%, increase in salaries and employee benefits expense, and a $15,000, or 68.2%, increase in other expenses, partially offset by a $5,000, or 100.0%, decrease in occupancy and equipment expense, and a $4,000, or 4.7%, decrease in professional fees.

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

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.

The table below sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2024, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2024, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.

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

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$62,644	$-	$-	$-	$-	$62,644
Investment in interest-earning time deposits	-	-	292	620	-	912
Investment securities available for sale	1,666	-	-	-	-	1,666
Loans held for sale	64,281	-	-	-	-	64,281
Loans receivable (2)	121,109	142,320	171,498	45,943	55,770	536,640
Investment in Federal Home Loan Bank stock	-	-	-	-	2,214	2,214
Total interest-earning assets	$249,700	$142,320	$171,790	$46,563	$57,984	$668,357

Interest-bearing liabilities:
Checking accounts	$47,802	$-	$-	$-	$-	$47,802
Money market and savings accounts	100,000	-	62,771		-	162,771
Certificate accounts	30,529	141,300	62,186	48,875	-	282,890
FHLB borrowings	45,000	1,382	-	-	-	46,382
Subordinated debt	14,000	-	-	8,000	-	22,000
Total interest-bearing liabilities	$237,331	$142,682,	$124,957	$56,875	$-	$561,845

Interest-earning assets less interest-bearing liabilities	$12,369	$(362)	$46,833	$(10,312)	$57,984

Cumulative interest-rate sensitivity gap (3)	$12,369	$12,007	$58,840	$48,528	$106,512

Cumulative interest-rate gap as a percentage of total assets at December 31, 2024	1.8%	1.8%	8.6%	7.1%	15.5%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2024	105.2%	103.2%	111.7%	108.6%	119.0%

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

Liquidity and Capital Resources

         The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2024, the Company’s cash and cash equivalents amounted to $63.0 million. At such date, the Company also had $912,000 invested in interest-earning time deposits maturing in one year or less.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2024, Quaint Oak Bank had outstanding commitments to originate loans of $20.1 million, commitments under unused lines of credit of $62.9 million, and $1.9 million under standby letters of credit.

At December 31, 2024, certificates of deposit scheduled to mature in one year or less totaled $171.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

            In addition to cash flow from loan payments and prepayments and deposits, the Company has a significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds. As of December 31, 2024, we had $47.9 million of borrowings from the FHLB and had $266.6 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances. In addition, as of December 31, 2024 Quaint Oak Bank had $15.8 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB). The Company had no outstanding FRB borrowings as of December 31, 2024.

Total stockholders’ equity from continuing operations increased $4.1 million, or 8.5%, to $52.6 million at December 31, 2024 from $48.5 million at December 31, 2023. Contributing to the increase was net income for the year ended December 31, 2024 of $2.8 million, shares of common stock issued of $2.4 million, amortization of stock awards and options under our stock compensation plans of $242,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $119,000, and other comprehensive income, net of $10,000. The increase in stockholders’ equity was partially offset by dividends paid of $1.3 million, and $150,000 of purchases of treasury stock. In addition, there was a $3.1 million, or 100.0%, decrease in noncontrolling interest from discontinued operations. The $2.4 million of shares issued were due to two private placement offerings to two investors.. For further discussion of the stock compensation plans, see Note 15 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively. At December 31, 2024, Quaint Oak Bank exceeded each of its capital requirements with ratios of 10.80%, 13.09%, 13.09% and 14.34%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements. For further discussion of the Bank’s regulatory capital requirements, see Note 19 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

            Commitments. At December 31, 2024, we had unfunded commitments under lines of credit of $62.9 million, $20.1 million of commitments to originate loans, and $1.9 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

          The following table summarizes our contractual cash obligations at December 31, 2024. The balances in the table do not reflect interest due on these obligations.

		Payments Due by Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$6,828	$484	$926	$822	$4,596
Certificates of deposit	282,890	171,829	97,579	13,482	-
FHLB borrowings	2,855	2,855	-	-	-
Total contractual obligations	$292,573	$175,168	$98,505	$14,304	$4,596

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2024 and 2023; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH
2009 Mackenzie Way • Suite 340	161 Washington Street • Suite 200	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	Conshohocken, PA 19428	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030

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

Allowance for Credit Losses (ACL) – Qualitative Factor

The Company’s loan portfolio totaled $541.2 million as of December 31, 2024, and the associated ACL was $6.5 million. As discussed in Note 1 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on establishing portfolio segments utilizing inherent risk characteristics to capture baseline historical lifetime loss rates using a weighted average maturity method (WARM) for each segment.  The loans in each individual segment are tracked over their remaining lives for loss and recovery events to identify events impacting losses and quantifying the impact of changing current and forecasted environment, both internal and external, that are different from the conditions that existed during the baseline historical loss calculation period. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments are highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.
●	Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.
●	Testing the anchoring calculation that management completes to properly align the magnitude of the adjustments with the Company’s historical loss data.
●

Evaluating the directional consistency and reasonableness of management’s conclusions regarding basis points applied (whether positive or negative) based on the trends identified in the underlying data.

●	Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation.

We have served as the Company’s auditor since 2013.

Cranberry Township, Pennsylvania

March 28, 2025

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,
	2024	2023
	(In thousands, except share and per share data)
Assets
Due from banks, non-interest-bearing	$345	$767
Due from banks, interest-bearing	62,644	57,239
Cash and cash equivalents	62,989	58,006
Investment in interest-earning time deposits	912	1,912
Investment securities available for sale	1,666	2,341
Loans held for sale	64,281	36,448
Loans receivable, net of allowance for credit losses (2024 $6,476; 2023 $6,758)	534,693	617,701
Accrued interest receivable	3,961	3,502
Investment in Federal Home Loan Bank stock, at cost	2,214	1,474
Bank-owned life insurance	4,447	4,329
Premises and equipment, net	1,626	2,656
Goodwill	515	515
Other intangible, net of accumulated amortization	77	125
Prepaid expenses and other assets	7,787	5,134
Assets from discontinued operations	-	19,975
Total Assets	$685,168	$754,118

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$59,783	$92,215
Interest-bearing	493,469	539,484
Total deposits	553,252	631,699
Federal Home Loan Bank short-term borrowings	45,000	-
Federal Home Loan Bank long-term borrowings	2,855	29,022
Subordinated debt	22,000	21,957
Accrued interest payable	937	541
Advances from borrowers for taxes and insurance	3,122	3,730
Accrued expenses and other liabilities	5,385	2,438
Liabilities from discontinued operations	-	13,166
Total Liabilities	632,551	702,553

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares authorized; 3,108,993 and 2,895,675 issued as of December 31, 2024 and 2023,respectively; 2,626,535 and 2,407,048 outstanding at December 31, 2024 and 2023, respectively	31	29
Additional paid-in capital	22,976	20,299
Treasury stock, at cost: 482,458 and 488,627 shares at and December 31, 2024 and 2023, respectively	(3,588)	(3,568)
Accumulated other comprehensive loss	-	(10)
Retained earnings	33,198	31,741
Total Quaint Oak Bancorp, Inc. Stockholders’ Equity	52,617	48,491
Noncontrolling Interest	-	3,074
Total Stockholders’ Equity	52,617	51,565
Total Liabilities and Stockholders’ Equity	$685,168	$754,118

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2024	2023
	(In thousands, except share
	and per share data)
Interest and Dividend Income
Interest on loans, including fees	$40,058	$43,812
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	3,379	1,109
Total Interest and Dividend Income	43,437	44,921
Interest Expense
Interest on deposits	23,141	18,811
Interest on Federal Home Loan Bank short-term borrowings	61	3,907
Interest on Federal Home Loan Bank long-term borrowings	484	1,326
Interest on Federal Reserve Bank borrowings	-	34
Interest on subordinated debt	1,934	1,449
Total Interest Expense	25,620	25,527

Net Interest Income	17,817	19,394
Provision for (Recovery of) Credit Losses	1,506	(45)
Provision for Off-Balance Sheet Credit Exposures	28	202
Total Provision for Credit Losses	1,534	157
Net Interest Income after Provision for Credit Losses	16,283	19,237

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	909	600
Real estate sales commissions, net	20	94
Insurance commissions	744	663
Other fees and services charges	612	510
Loan servicing income	116	235
Income from bank-owned life insurance	118	102
Net gain on loans held for sale	3,699	2,620
Gain on the sale of SBA loans	453	468
Gain on sale-leaseback transaction	1,485	-
Total Non-Interest Income, net	8,156	5,292

Non-Interest Expense
Salaries and employee benefits	14,636	13,850
Directors’ fees and expenses	201	316
Occupancy and equipment	1,418	1,656
Data processing	1,298	1,051
Professional fees	769	932
FDIC deposit insurance assessment	614	867
Advertising	302	283
Amortization of other intangible	49	49
Other	1,731	1,913
Total Non-Interest Expense	21,018	20,917
Income from continuing operations before income taxes	3,421	3,612
Income taxes from continuing operations	1,032	1,330

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income (Continued)

	Years Ended December 31,
	2024	2023
	(In thousands, except share
	and per share data)
Net income from continuing operations	$2,389	$2,282
Income (loss) from discontinued operations	$564	$(364)
Income tax (benefit) from discontinued operations	$158	$(102)
Net income (loss) from discontinued operations	$406	$(262)
Net income	$2,795	$2,020

Earnings per share from continuing operations – basic	$0.92	$1.02
Earnings per share from discontinued operations – basic	$0.16	$(0.12)
Earnings per share, net – basic	$1.08	$0.90
Average shares outstanding - basic	2,578,804	2,254,444
Earnings per share from continuing operations - diluted	$0.92	$1.00
Earnings per share from discontinued operations - diluted	$0.16	$(0.11)
Earnings per share, net - diluted	$1.08	$0.89
Average shares outstanding - diluted	2,578,804	2,275,034

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2024	2023
	(In Thousands)
Net Income from Continuing Operations	$2,389	$2,282

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	12	17
Income tax effect	(2)	(3)
Net other comprehensive income	10	14

Total Comprehensive Income	$2,399	$2,296

Comprehensive Income (Loss) from Discontinued Operations	$406	$(262)

Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	$2,805	$2,034

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
BALANCE – DECEMBER 31, 2022	2,167,613	$28	$17,906	$(3,992)	$(24)	$30,875	$44,793

Contribution of shares to ESOP from Treasury	11,320		77	73			150

Issuance of stock for capital raise	118,425	1	1,644				1,645

Treasury stock purchased	(22,327)			(433)			(433)

Reissuance of treasury stock under 401(k) Plan	18,492		169	120			289

Reissuance of treasury stock under stock incentive plan	9,122		(57)	57			-

Reissuance of treasury stock for exercised stock options	104,403		335	607			942

Stock based compensation expense			225				225

Cash dividends declared ($0.52 per share)						(1,154)	(1,154)

Net income						2,020	2,020

Other comprehensive loss, net					14		14
BALANCE – DECEMBER 31, 2023	2,407,048	$29	$20,299	$(3,568)	$(10)	$31,741	$48,491

Issuance of stock for capital raise	213,318	2	2,446				2,448

Treasury stock purchased	(13,855)			(150)			(150)

Reissuance of treasury stock under 401(k) Plan	11,024		47	72			119

Reissuance of treasury stock under stock incentive plan	9,000		(58)	58			-

Stock based compensation expense			242				242

Cash dividends declared ($0.52 per share)						(1,338)	(1,338)

Net income						2,795	2,795

Other comprehensive income, net					10		10
BALANCE –DECEMBER 31, 2024	2,626,535	$31	$22,976	$(3,588)	$-	$33,198	$52,617

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

 Consolidated Statements of Cash Flows

	Years Ended December 31,
	2024	2023
	(In Thousands)
Cash Flows from Operating Activities
Net income from continuing operations	$2,389	$2,282
Net income (loss) from discontinued operations	406	(262)
Net income	2,795	2,020
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	1,534	157
Depreciation expense	602	425
Amortization, net	59	461
Accretion of deferred loan fees and costs, net	(228)	(564)
Deferred income taxes	97	351
Stock-based compensation expense	242	225
Net gain on loans sold	(3,699)	(2,620)
Loans held for sale-originations	(134,348)	(77,397)
Loans held for sale-proceeds	135,141	79,422
Gain on the sale of SBA loans	(453)	(468)
Increase in the cash surrender value of bank-owned life insurance	(118)	(103)
Gain on sale of premises and equipment	(1,485)	-
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(459)	(40)
Prepaid expenses and other assets	(2,760)	(370)
Accrued interest payable	395	522
Accrued expenses and other liabilities	2,946	(1,638)
Net Cash Provided by Operating Activities of Continuing Operations	261	383
Net Cash Provided by Operating Activities of Discontinued Operations	32,350	77,977
Net Cash Provided by Operating Activities	32,611	78,360
Cash Flows from Investing Activities
Maturity of interest-earning time deposits	-	(1,780)
Redemption of interest-earning time deposits	1,000	3,701
Principal repayments on investment securities available for sale	688	645
Net decrease (increase) in loans receivable	24,312	18,727
Proceeds from the sale of Oakmont Capital Holdings, LLC	4,300	-
Purchase of Federal Home Loan Bank stock	(4,427)	(2,980)
Redemption of Federal Home Loan Bank stock	3,687	8,107
Sale (purchase) of premises and equipment	1,914	(486)
Net Cash Provided by Investing Activities of Continuing Operations	31,474	25,934
Net Cash Provided by Investing Activities of Discontinued Operations	-	-
Net Cash Provided by Investing Activities	31,474	25,934
Cash Flows from Financing Activities
Net (decrease) increase in demand deposits, money markets, and savings accounts	(145,494)	53,704
Net increase in certificate accounts	67,047	17,892
(Decrease) increase in advances from borrowers for taxes and insurance	(609)	(298)
Proceeds from (repayment of) Federal Home Loan Bank short-term borrowings	45,000	(93,200)
Proceeds from Federal Home Loan Bank long-term borrowings	-	20,000
Repayment of Federal Home Loan Bank long-term borrowings	(26,167)	(57,000)
(Repayment of) proceeds from Federal Reserve Bank short-term borrowings	-	(7,000)
Net proceeds from subordinated debt	42	13,742
Contribution of shares to ESOP	-	150
Proceeds from issuance of unallocated shares from authorized shares	2,448	1,645
Purchase of treasury stock	(150)	(433)
Proceeds from the reissuance of treasury stock under 401(k) plan	119	289
Proceeds from the exercise of stock options	-	942
Dividends paid	(1,338)	(1,154)
Net Cash Used in Financing Activities	(59,102)	(50,721)
Net Increase in Cash and Cash Equivalents	4,983	53,573
Cash and Cash Equivalents – Beginning of Year	58,006	4,433
Cash and Cash Equivalents – End of Year	$62,989	$58,006

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,
	2024	2023
	(In Thousands)
Supplementary Disclosure of Cash Flow and Non-Cash Information:

Cash payments for interest	$25,224	$25,785
Cash payments for income taxes	$840	$2,659
Initial recognition of operating lease right-of use assets	$2,728	$1,510
Initial recognition of operating lease obligations	$2,728	$1,510
Transfer of loans held for investment to loans held for sale	$(57,843)	$-
Net increase in loans receivable from transfer of loans held for investment to loans held for sale	$57,843	$-
Transfer of loans from Oakmont Capital Holdings, LLC	$4,388	$-

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries. At December 31, 2024, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. Quaint Oak Mortgage offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania. In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. Quaint Oak Abstract offers title abstract services primarily in the Lehigh Valley region of Pennsylvania and began operation in July 2009. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. On March 29, 2024, Quaint Oak Bank sold its 51% interest in Oakmont Capital Holdings, LLC (“OCH”), a multi-state equipment finance company based in West Chester, Pennsylvania. The decision was based on a number of strategic priorities and other factors. As a result of this action, Quaint Oak Bancorp classified the operations of OCH as discontinued operations under ASC 205-20. Also on March 29, 2024, the Company discontinued the operations of Quaint Oak Real Estate, LLC (“Quaint Oak Real Estate”), a 100% wholly owned subsidiary of the Bank. Quaint Oak Real Estate was engaged in the real estate brokerage business. All significant intercompany balances and transactions have been eliminated. All significant intercompany balances and transactions have been eliminated.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 8. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2024, one investor purchased a total of 50% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 49% of the gain on mortgage loans sold during the year.

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

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment. This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2024 and 2023.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2024 and 2023.

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

Loans Evaluated Individually. Certain loans may be evaluated individually for expected credit losses. There were 21 individually evaluated loans during the year ended December 31, 2024.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans Held for Sale

Loans originated by the Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs, commissions and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. Oakmont Capital Holdings, LLC originated commercial real estate loans for the purchase of business essential equipment for sale primarily to other financial institutions and these were also classified as loans held for sale.

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

The Company held no other real estate owned (OREO) at December 31, 2024 or December 31, 2023.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Mortgage Servicing Rights

Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans. Mortgage servicing rights totaled $404,000 and $382,000 at December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, approximately $69,000 and $62,000 in amortization was recognized, respectively.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2024 and 2023. The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2021.

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

At December 31, 2024, the Company has outstanding equity awards under three share-based plans: the 2013 Stock Incentive Plan, the 2018 Stock Incentive Plan, and the 2023 Stock Incentive Plan. Outstanding awards under these plans were made in May 2018 and May 2023. These plans are more fully described in Note 15.

The Company also has an employee stock ownership plan (“ESOP”). This plan is more fully described in Note 15. As shares are contributed to the ESOP and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares.

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

Real Estate Sales Commissions, Net: The Bank provided real estate sales services through its wholly owned subsidiary, Quaint Oak Real Estate, LLC. Commission income was earned for these services and recognized as revenue immediately after the completion of the real estate settlement through the fiscal year ended December 31, 2023. Also on March 29, 2024, the Company discontinued the operations of Quaint Oak Real Estate, LLC.

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

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the Consolidated Balance Sheets when they are funded.

Reclassifications

Certain items in the 2023 consolidated financial statements have been reclassified to conform to the presentation in the 2024 consolidated financial statements. Such reclassifications did not have a material impact on the overall consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounting Pronouncements Adopted (Continued)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (TOPIC 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses on an interim and annual basis.  This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.  Early adoption is permitted.  Public entities are required to adopt the changes retrospectively, recasting each prior-period disclosure for which a comparative income statement is presented in the period of adoption.  See Note 21 – Operating Segments.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for public business entities for annual periods beginning after December 15, 2024.  The Company is currently evaluating the impact of this new guidance on its financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718), amended the guidance in ASC 718 to add an example showing how to apply the scope guidance to determine whether profits interest and similar awards should be accounted for as share-based payment arrangements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years.  The Company is currently evaluating the impact of this new guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating the impact of this new guidance on its financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Discontinued Operations

On March 29, 2024, Quaint Oak Bank sold its 51% interest in OCH. The decision was based on a number of strategic priorities and other factors. As a result of this action, the Company classified the operations of OCH as discontinued operations under ASC 205-20. The Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Cash Flows present discontinued operations for the current period and retrospectively for prior periods.

No assets or liabilities for OCH were held at December 31, 2024. The following is a summary of the assets and liabilities of the discontinued operations of OCH at December 31, 2023 (in thousands):

At December 31,
2023
(Unaudited)
Assets from Discontinued Operations
Cash and cash equivalents	$4,121
Loans held for sale	9,580
Premises and equipment, net	277
Goodwill	2,058
Prepaid expenses and other assets	3,939
Total Assets from Discontinued Operations	$19,975

Liabilities and Stockholders’ Equity from Discontinued Operations
Liabilities from Discontinued Operations
Other short-term borrowings	$5,549
Accrued interest payable	565
Accrued expenses and other liabilities	7,052
Total Liabilities from Discontinued Operations	13,166
Total Stockholders’ Equity from Discontinued Operations	6,809
Total Liabilities and Stockholders’ Equity from Discontinued Operations	$19,975

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Discontinued Operations (Continued)

The following presents operating results of the discontinued operations OCH for the year ended December 31, 2024 and December 31, 2023 (in thousands):

	For the Year Ended
	December 31,
	2024	2023
	(In thousands)
Interest and Dividend Income
Interest on loans, including fees	$70	$504
Interest and dividends on time deposits, investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	-	-
Total Interest and Dividend Income	70	504

Interest Expense
Interest on other borrowings	295	1,735
Total Interest Expense	295	1,735
Net Interest Loss	(225)	(1,231)

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	404	1,739
Other fees and services charges	197	742
Net loan servicing income	726	3,483
Net gain on sale of loans	366	4,076
Gain on sale of OCH (1)	1,378	-
Total Non-Interest Income	3,071	10,040

Non-Interest Expense
Salaries and employee benefits	1,681	7,123
Occupancy and equipment	219	825
Professional fees	31	126
Advertising	146	359
Other	987	1,090
Total Non-Interest Expense	3,064	9,523
Total net loss from discontinued operations	$(218)	$(714)
Gain (loss) attributable to non-controlling interest	(782)	(350)
Net gain (loss) from discontinued operations	$564	$(364)

(1)	The gain on sale of OCH has been reclassified from prior periods from continuing operations to discontinued operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented. Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”). CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the year ended December 31, 2023, all outstanding stock options granted under the 2023 Stock Incentive Plan were anti-dilutive. For the year ended December 31, 2023, all outstanding stock options granted under the 2018 Stock Incentive Plan representing shares were dilutive. For the year ended December 31, 2024, all outstanding stock options granted under the 2018 Stock Incentive Plan representing shares were dilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2024	2023
Net Income	$2,795,000	$2,020,000

Weighted average shares outstanding – basic	2,578,804	2,254,444
Effect of dilutive common stock equivalents	-	20,590
Adjusted weighted average shares outstanding – diluted	2,578,804	2,275,034

Basic earnings per share from continuing operations (1)	$0.92	$1.02
Basic earnings per share from discontinued operations (1)	$0.16	$(0.12)
Basic earnings per share, net	$1.08	$0.90
Diluted earnings per share from continuing operations (1)	$0.92	$1.00
Diluted earnings per share from discontinued operations (1)	$0.16	$(0.11)
Diluted earnings per share, net	$1.08	$0.89

(1)	Earnings per share from continuing operations and discontinued operations for the year ended December 31, 2024 reflect the reclassification of the gain on sale of OCH.

Note 5 – Accumulated Other Comprehensive Income

The following table presents the changes in accumulated other comprehensive income by component, net of tax, for the years ended December 31, 2024 and 2023 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2024	2023
Balance beginning of the year	$(10)	$(24)

Other comprehensive income before reclassifications	10	14
Amount reclassified from accumulated other comprehensive income	-	-
Total other comprehensive income	10	14
Balance end of the year	$-	$(10)

_______________________

(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2024 and 2023, by contractual maturity, is shown below (in thousands):

	2024	2023
Due in one year or less	$-	$1,000
Due after one year through five years	912	912
Total	$912	$1,912

Note 7 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2024 and 2023 are summarized below (in thousands):

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$1,631	$1	$(2)	$1,630
Federal National Mortgage Association securities	35	1	-	36
Total available-for-sale-securities	$1,666	$2	$(2)	$1,666

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$2,281	$-	$(13)	$2,268
Federal National Mortgage Association securities	73	-	-	73
Total available-for-sale-securities	$2,354	$-	$(13)	$2,341

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after ten years	$1,666	$1,666
Total	$1,666	$1,666

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Investment Securities Available for Sale (Continued)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023 (in thousands):

	December 31, 2024
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	8	$376	$-	$718	$(2)	$1,094	$(2)

	December 31, 2023
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	11	$2,268	$(13)	$-	$-	$2,268	$(13)

Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates. Management evaluated the extent to which the fair value has been less than cost and the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. There was no allowance for credit losses at December 31, 2024 or 2023.

Note 8 – Loans Receivable, Net and Allowance for Credit Losses

The composition of net loans receivable is as follows (in thousands):

	December 31,
Real estate loans:	2024	2023
One-to-four family residential:
Owner occupied	$25,927	$22,885
Non-owner occupied	33,573	40,455
Total one-to-four family residential	59,500	63,340
Multi-family (five or more) residential	45,412	46,680
Commercial real estate	297,627	331,174
Construction	18,320	35,585
Home equity	5,739	6,162
Total real estate loans	426,598	482,941

Commercial business	114,921	142,220
Other consumer	46	69
Total Loans	541,565	625,230

Deferred loan fees and costs	(396)	(771)
Allowance for credit losses	(6,476)	(6,758)
Net Loans	$534,693	$617,701

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table summarizes designated internal risk categories by portfolio segment and loan class, by origination year, as of December 31, 2024 (in thousands):

	Term Loans Amortized Cost by Origination Year
As of December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
One-to-four family residential owner occupied
Risk rating
Pass	$7,290	$5,508	$5,078	$3,719	$1,632	$2,401	$-	$25,628
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	299	-	-	-	-	299
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential owner occupied	$7,290	$5,508	$5,377	$3,719	$1,632	$2,401	$-	$25,927
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
One-to-four family residential non- owner occupied
Risk rating
Pass	$1,363	$1,920	$6,049	$11,949	$1,835	$10,457	$-	$33,573
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential non-owner occupied	$1,363	$1,920	$6,049	$11,949	$1,835	$10,457	-	$33,573
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Multi-family residential
Risk rating
Pass	$5,274	$923	$12,713	$13,087	$4,068	$9,347	$-	$45,412
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total multi-family residential	$5,274	$923	$12,713	$13,087	$4,068	$9,347	$-	$45,412
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Commercial real estate
Risk rating
Pass	$35,478	$47,329	$80,933	$57,927	$22,637	$46,912	$4,394	$295,610
Special mention	-	746	333	116	-	-	50	1,245
Substandard	-	-	772	-	-	-	-	772
Doubtful	-	-	-	-	-	-	-	-
Total commercial real estate	$35,478	$48,075	$82,038	$58,043	$22,637	$46,912	$4,444	$297,627
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Construction
Risk rating
Pass	$4,498	$3,748	$5,546	$4,113	$-	$-	$-	$17,905
Special mention	-	415	-	-	-	-	-	415
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total construction	$4,498	$4,163	$5,546	$4,113	$-	$-	$-	$18,320
Current period gross charge-offs	$-	$-	$-	$-	$-	$187	$-	$187

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	Term Loans Amortized Cost by Origination Year
As of December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Home equity
Risk rating
Pass	$529	$364	$-	$114	$-	$169	$4,563	$5,739
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total home equity	$529	$364	$-	$114	$-	$169	$4,563	$5,739
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Commercial business
Risk rating
Pass	$16,655	$4,056	$48,619	$18,554	$3,205	$1,826	$17,854	$110,769
Special mention	-	-	-	-	574	-	100	674
Substandard	296	-	702	2,387	33	-	60	3,478
Doubtful	-	-	-	-	-	-	-	-
Total commercial business	$16,951	$4,056	$49,321	$20,941	$3,812	$1,826	$18,014	$114,921
Current period gross charge-offs	$388	$-	$1,167	$56	$-	$-	$-	$1,611
Other consumer
Risk rating
Pass	$46	$-	$-	$-	$-	$-	$-	$46
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total other consumer	$46	$-	$-	$-	$-	$-	$-	$46
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Total
Pass	$71,133	$63,848	$158,938	$109,463	$33,377	$71,112	$26,811	$534,682
Special mention	-	1,161	333	116	574	-	150	2,334
Substandard	296	-	1,773	2,387	33	-	60	4,549
Doubtful	-	-	-	-	-	-	-	-
Total	$71,429	$65,009	$161,044	$111,966	$33,984	$71,112	$27,021	$541,565
Current period gross charge-offs	$388	$-	$1,167	$56	$-	$187	$-	$1,798

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

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table summarizes designated internal risk categories by portfolio segment and loan class, by origination year, as of December 31, 2023 (in thousands):

	Term Loans Amortized Cost by Origination Year
As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
One-to-four family residential non-owner occupied
Risk rating
Pass	$2,195	$7,153	$12,362	$3,268	$1,026	$14,451	$-	$40,455
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential non-owner occupied	$2,195	$7,153	$12,362	$3,268	$1,026	$14,451	-	$40,455
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Multi-family residential
Risk rating
Pass	$1,566	$15,542	$13,853	$4,483	$2,386	$8,850	$-	$46,680
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total multi-family residential	$1,566	$15,542	$13,853	$4,483	$2,386	$8,850	$-	$46,680
Current period gross charge-offs	$-	$-	$-	$-	$-	$2	$-	$2
Commercial real estate
Risk rating
Pass	$61,338	$121,006	$64,684	$26,631	$16,571	$38,897	$1,996	$331,123
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	51	-	-	51
Doubtful	-	-	-	-	-	-	-	-
Total commercial real estate	$61,338	$121,006	$64,684	$26,631	$16,622	$38,897	$1,996	$331,174
Current period gross charge-offs	$-	$-	$-	$134	$-	$-	$-	$134
Construction
Risk rating
Pass	$14,777	$11,244	$7,417	$-	$-	$-	$-	$33,438
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	2,147	-	2,147
Doubtful	-	-	-	-	-	-	-	-
Total construction	$14,777	$11,244	$7,417	$-	$-	$2,147	$-	$35,585
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Home equity
Risk rating
Pass	$1,062	$35	$122	$-	$-	$205	$4,738	$6,162
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total home equity	$1,062	$35	$122	$-	$-	$205	$4,738	$6,162
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	Term Loans Amortized Cost by Origination Year
As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial business
Risk rating
Pass	$20,793	$69,913	$27,022	$4,324	$1,955	$1,109	$13,593	$138,709
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	1,946	-	1,242	323	-	3,511
Doubtful	-	-	-	-	-	-	-	-
Total commercial business	$20,793	$69,913	$28,967	$4,324	$3,197	$1,433	$13,593	$142,220
Current period gross charge-offs	$-	$29	$613	$97	$-	$-	$-	$739
Other consumer
Risk rating
Pass	$69	$-	$-	$-	$-	$-	$-	$69
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total other consumer	$69	$-	$-	$-	$-	$-	$-	$69
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-
Total
Pass	$107,844	$233,467	$129,300	$40,556	$22,509	$65,518	$20,327	$619,521
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	1,946	-	1,293	2,470	-	5,709
Doubtful	-	-	-	-	-	-	-	-
Total	$107,844	$233,467	$131,246	$40,556	$23,802	$67,988	$20,327	$625,230
Current period gross charge-offs	$-	$29	$613	$231	$-	$2	$-	$875

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024
	Non-accrual loans
	With a Related Allowance	Without a Related Allowance	Total	90 Days or More Past Due and Accruing	Total Non-Performing
One-to-four family residential owner occupied	$-	$299	$299	$395	$694
Commercial real estate	-	1,519	1,519	167	1,686
Commercial business	1,097	2,680	3,777	164	3,941
Total	$1,097	$4,498	$5,595	$726	$6,321

As part of the discontinued operations of OCH, the Bank retained approximately 60 loans totaling $4.4 million loans, which were classified as non-accrual. As of December 31, 2024, the value of these total $2.6 million, made up of approximately 30 loans. The Bank continues to monitor these loans for collectability.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	December 31, 2023
	Non-accrual loans
	With a Related Allowance	Without a Related Allowance	Total	90 Days or More Past Due and Accruing	Total Non-Performing
One-to-four family residential owner occupied	$-	$-	$-	$401	$401
Commercial real estate	-	51	51	-	51
Commercial business	-	-	-	-	-
Total	$-	$51	$51	$401	$452

As of December 31, 2024, there were no loans whose terms were modified for borrowers who may be experiencing financial difficulties.

The following is a summary, by loan portfolio class, of changes in the allowance for credit losses for the year ended December 31, 2024 (in thousands):

	December 31, 2024
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Total
Allowance for credit losses:
Beginning balance	$153	$219	$420	$2,784	$583	$61	$2,538	$6,758
Impact of ASU 326	-	-	-	-	-	-	-	-
Charge-offs	-	-	-	-	(187)	-	(1,611)	(1,798)
Recoveries	-	-	-	-	-	-	10	10
Provision(1)	24	(41)	22	(447)	(240)	(5)	2,193	1,506
Ending balance	$177	$178	$442	$2,337	$156	$56	$3,130	$6,476

(1)

Provision included in the table only includes the portion related to loans receivable. For the year ended December 31, 2024, the total provision of credit losses of $1.5 million includes a provision of $28,000 for off balance sheet credit exposure, which is reflected in other liabilities on the Consolidated Balance Sheet.

The Bank allocated decreased allowance for credit loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2024, due primarily to decreased loan balances in this portfolio class. The Bank allocated increased allowance for credit loss provisions to the commercial business loan portfolio class for the year ended December 31, 2024, due primarily to changes in qualitative factors associated with the current economic environment in this portfolio class. The Bank allocated decreased allowance for credit loss provisions to the construction loan portfolio class for the year ended December 31, 2024, due primarily to changes in qualitative factors and quantitative factors in this portfolio class.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following is a summary, by loan portfolio class, of changes in the allowance for credit losses for the year ended December 31, 2023 (in thousands):

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

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024
	30-89 Days Past Due	90 Days or More Past Due	Current	Total Loans Receivable
One-to-four family residential owner occupied	$209	$694	$25,024	$25,927
One-to-four family residential non-owner occupied	569	-	33,004	33,573
Multi-family residential	85	-	45,327	45,412
Commercial real estate	10,063	1,686	285,878	297,627
Construction	4,528	-	13,792	18,320
Home equity	35	-	5,704	5,739
Commercial business	873	3,941	110,107	114,921
Other consumer	-	-	46	46
Total	$16,362	$6,321	$518,882	$541,565

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued) Note 8 - Loans Receivable, Net and Allowance for Credit Losses (Continued)

	December 31, 2023
	30-89 Days Past Due	90 Days or More Past Due	Current	Total Loans Receivable
One-to-four family residential owner occupied	$136	$401	$22,348	$22,885
One-to-four family residential non-owner occupied	256	-	40,199	40,455
Multi-family residential	175	-	46,505	46,680
Commercial real estate	3,944	-	327,230	331,174
Construction	-	-	35,585	35,585
Home equity	403	-	5,759	6,162
Commercial business	-	-	142,220	142,220
Other consumer	-	-	69	69
Total	$4,914	$401	$619,915	$625,230

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $6.3 million and $452,000 at December 31, 2024 and 2023, respectively. For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2024 and 2023 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $564,000 for the year ended December 31, 2024 and $9,000 for the year ended December 31, 2023.

Note 9 - Premises and Equipment

The components of premises and equipment at December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Land and land improvements	$-	$292
Buildings	-	1,581
Leasehold improvements	605	641
Furniture, fixtures and equipment	3,897	3,143
	4,502	5,657
Accumulated depreciation	(2,876)	(3,001)
Premises and equipment, net	$1,626	$2,656

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to approximately $602,000 and $425,000, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. The Company paid $1.0 million for these rights. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset. This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business. The balance of other intangible assets at December 31, 2024 was $77,000, net of accumulated amortization of $408,000. Amortization expense for both years ended December 31, 2024 and 2023 amounted to approximately $49,000.

Estimated amortization expense of other intangible for the remaining three years is as follows (in thousands):

2025	$49
2026	28
Total	$77

Note 11 - Deposits

Deposits at December 31, 2024 and 2023 consist of the following (in thousands):

	2024	2023
Non-interest bearing checking accounts	$59,783	$92,216
Interest bearing checking accounts(1)	47,802	104,274
Savings accounts	492	841
Money market accounts(2)	162,285	218,525
Certificate of deposit accounts	282,890	215,843
Total	$553,252	$631,699

(1)

The Company has identified one major interest bearing checking account deposit customer that accounted for approximately 8.6% and 22.0% of total deposits at December 31, 2024 and December 31, 2023, respectively. At December 31, 2024 and December 31, 2023, the combined outstanding balances of the major deposit customer’s interest bearing checking account totaled approximately $47.8 million and $104.3 million, respectively.

(2)

The Company has identified one major money market deposit customer, a separate customer than the interest bearing checking account deposit customer referred to above in footnote (1), that accounted for approximately 18.1% and 23.7% of total deposits at December 31, 2024 and December 31, 2023, respectively. At December 31, 2024 and December 31, 2023, the combined outstanding balances of the major deposit customer’s money market accounts totaled approximately $100.0 million and $150.0 million, respectively.

A summary of certificates of deposit by maturity at December 31, 2024 is as follows (in thousands):

Years ending December 31:
2025	$171,829
2026	32,259
2027	29,928
2028	35,392
2029	13,482
Total	$282,890

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $71.6 million and $40.8 million at December 31, 2024 and 2023, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 - Borrowings

As of December 31, 2024, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $266.6 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $47.9 million and $29.0 million at December 31, 2024 and 2023, respectively. As of December 31, 2024, Quaint Oak Bank has $15.8 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB) under the discount window program. As of December 31, 2024, Quaint Oak Bank had no outstanding advances with the FRB.

Short-term borrowings and the weighted interest rates consist of the following at December 31, 2024 and 2023 (dollars in thousands):

	FHLB Short-Term Borrowings At or For the Year Ended December 31,		FRB Short-Term Borrowings At or For the Year Ended December 31,
	2024	2023	2024	2023

Average balance outstanding	$1,219	$72,566	$-	$711
Maximum amount outstanding at any month-end during the period	45,000	116,200	-	7,000
Balance outstanding at end of period	45,000	-	-	-
Average interest rate during the period	4.98%	5.38%	-%	4.78%
Weighted average interest rate at end of period	4.71%	-%	-%	-%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2024 and 2023 (in thousands):

	December 31, 2024		December 31, 2023
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2024	$-	-%	$21,167	4.25%
2025	2,855	1.25	7,855	3.40
Total FHLB long-term debt	$2,855	1.25%	$29,022	4.02%

Note 13 – Subordinated Debt

On December 27, 2018, the Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2024, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Subordinated Debt (Continued)

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

The balance and unamortized issuance costs of subordinated debt at December 31, 2024 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$-	$8,000
8.5% subordinated notes, due March 15, 2025	$12,000	$-	$12,000
8.5% subordinated notes, due March 15, 2025	$2,000	$-	$2,000

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Note 14 - Income Taxes

The components of income tax expense for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Federal:
Current	$652	$128
Deferred	97	351
Total federal	749	479
State, current	441	749
Total	$1,190	$1,228

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2024 and 2023, respectively, as follows (in thousands):

	2024		2023
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$837	21.0%	$682	21.0%
State tax, net of federal benefit	349	8.7	592	18.2
Stock compensation expense	26	0.7	(28)	(0.9)
Other	(22)	(0.6)	(18)	(0.5)
Total	$1,190	29.8%	$1,228	37.8%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Deferred tax assets:
Allowance for credit losses	$1,360	$1,419
Deferred loan fees	83	162
Stock-based compensation	16	11
Unrealized loss on investment securities available for sale	-	3
Interest on non-accrual loans	119	1
Total deferred tax assets	1,578	1,596

Deferred tax liabilities:
Bank premises and equipment	(327)	(249)
Intangible	(32)	(28)
Total deferred tax liabilities	(359)	(277)

Net Deferred Tax Asset	$1,219	$1,319

The net deferred tax asset at December 31, 2024 and 2023 of $1.2 million and $1.3 million, respectively, is included in other assets. No valuation allowance was established at December 31, 2024 and 2023, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential.

Note 15 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan. The Bank may make cash contributions to the ESOP on a quarterly basis which are allocated to participant accounts on an annual basis.

During the year ended December 31, 2024, the Company did not make a discretionary contribution of shares to the ESOP. During the year ended December 31, 2023, the Company made a discretionary contribution totaling 11,320 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $73,000. During the years ended December 31, 2024 and 2023, the Company recognized $94,000 and $150,000 of ESOP expense, respectively.

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

Note 15 – Stock Compensation Plans (Continued)

Stock Incentive Plans – Share Awards (Continued)

In May 2023, the shareholders of Quaint Oak Bancorp approved the adoption of the 2023 Stock Incentive Plan (the “2023 Stock Incentive Plan”). The 2023 Stock Incentive Plan approved by shareholders in May 2023 covered a total of 175,000 shares, of which 43,750, or 25%, may be restricted stock awards, for a balance of 131,250 stock options assuming all the restricted shares are awarded.

As of December 31, 2024 a total of 36,000 share awards were unvested under the 2018 and 2023 Stock Incentive Plan and up to 10,500 share awards were available for future grant under the 2023 Stock Incentive Plan and none under the 2018 Stock Incentive Plan. The 2018 and 2023 Stock Incentive Plan share awards have vesting periods of five years.

A summary of share award activity under the Company’s 2018 and 2023 Stock Incentive Plans as of December 31, 2023 and changes during the year ended December 31, 2024 is as follows:

	2024
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	45,000	$18.00
Granted	-	-
Vested	(9,000)	18.00
Forfeited	-	-
Unvested at the end of the year	36,000	$18.00

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During the years ended December 31, 2024 and 2023 the Company recognized approximately $162,000 and $155,000 of compensation expense, respectively. During the years ended December 31, 2024 and 2023, the Company recognized a tax benefit of approximately $34,000 and $33,000, respectively. As of December 31, 2024, approximately $547,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.4 years.

Stock Option and Stock Incentive Plans – Stock Options

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

All incentive stock options issued under the Option Plan and the 2018 and 2023 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code. Options will become vested and exercisable over a five-year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Stock Compensation Plans (Continued)

Stock Option and Stock Incentive Plans – Stock Options (Continued)

As of December 31, 2024, a total of 224,033 grants of stock options were outstanding under the 2018 and 2023 Stock Incentive Plans and 36,000 stock options were available for future grant under the 2023 Stock Incentive Plan, and none under the 2018 Stock Incentive Plan. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company’s Option Plan and 2018 and 2023 Stock Incentive Plans for the year ended December 31, 2024 is as follows:

	2024
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	224,033	$15.98	8.6
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at the end of the period	224,033	$15.98	6.3
Exercisable at the end of the period	118,033	$14.36	4.5

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

At December 31, 2024 and December 31, 2023, the aggregate intrinsic value of options outstanding and options exercisable was zero. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2023 and December 31, 2022. This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2024 and 2023, approximately $81,000 and $70,000 in compensation expense was recognized, respectively. During the years ended December 31, 2024 and December 31, 2023, the Company recognized a tax benefit of $5,000. As of December 31, 2023, approximately $271,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability. None of these individuals were indebted to the Company for loans at December 31, 2024 and 2023, respectively.

Note 17 - Financial Instruments with Off-Balance Sheet Risk

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

A summary of the Company’s financial instrument commitments at December 31, 2024 and 2023 is as follows (in thousands):

	2024	2023
Commitments to originate loans	$20,130	$30,346
Unfunded commitments under lines of credit	62,904	54,163
Standby letters of credit	1,938	455

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

The ACL for off balance sheet credit exposures is recorded in other liabilities on the Consolidated Balance Sheet. This ACL represents management’s estimate of expected losses in its unfunded loan commitments and other off balance sheet credit exposures, such as letters of credit and credit recourse on sold residential mortgage loans. The allowance for credit losses specific to unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). The ACL for off balance sheet credit exposures is increased or decreased by charges or reductions to expense, through the provision for credit losses. The balance of off balance sheet credit exposures is $257,000 at December 31, 2024.

Note 18 - Leases

The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania, as well as other office facilities and equipment. The Company leases four office locations under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Company’s existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 – Leases (Continued)

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $266,000 for the year ending December 31, 2024 and $274,000 for the year ending December 31, 2023.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Company’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2024.

Operating
Weighted average remaining term (years)	14.4
Weighted average discount rate	6.03%

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2024, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2025	$454
2026	464
2027	417
2028	407
2029	415
2030 and thereafter	4,596
Total undiscounted cash flows	6,753
Discount on cash flows	(2,394)
Total lease liabilities	$4,359

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2024, the Company had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $308,000 in 2024 and $274,000 in 2023.

In June, 2024, the Company terminated its Chalfont office lease and recorded an early termination fee of $57,000 in occupancy and equipment expense. The lease termination is expected to reduce occupancy expense by approximately $142,000 per year.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 – Leases (Continued)

On October 23, 2024, the Company and Mountainseed Real Estate Services, LLC entered into a sale-leaseback transaction for its office building located at 1710 Union Boulevard, which is owned by the Company and leased by the Bank as a branch and as offices for the following subsidiaries of the Bank: Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, and Quaint Oak Insurance, LLC.  On December 20, 2024, the transaction settled and funded and the Bank entered into an initial lease for a term of 15 years. During the initial lease terms, the base annual rental amount of $279,300 will increase annually at a rate of 2.0%. The Company recorded a pre-tax gain, after deduction of transaction-related expenses, of $1.5 million in connection with the sale-leaseback transaction.

Note 19 - Regulatory Matters

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 - Regulatory Matters (Continued)

On February 14, 2024, the Company sold to an accredited investor 84,818 shares of common stock at a purchase price of $11.79 per share for aggregate proceeds of $1.0 million.  On April 22, 2024, the Company sold to an accredited investor 128,500 shares of common stock at a purchase price of $11.27 per share for aggregate proceeds of $1.4 million.  The Company retained all of the net proceeds for general corporate purposes. As of December 31, 2024, the Bank was well capitalized under the regulatory framework for prompt corrective action.

The Bank’s actual capital amounts and ratios at December 31, 2024 and 2023 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2024:
Total capital (to risk-weighted assets)	$77,185	14.34%	≥$43,064	≥8.00%	$	≥53,831	≥10.00%
Tier 1 capital (to risk-weighted assets)	70,456	13.09	≥ 32,298	≥6.00		≥43,064	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	70,456	13.09	≥ 24,224	≥4.50		≥34,990	≥6.50
Tier 1 capital (to average assets)	70,456	10.80	≥ 26,095	≥4.00		≥32,619	≥5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2023:
Total capital (to risk-weighted assets)	$75,800	12.30%	$ ≥49,285	≥8.00%	$	≥61,606	≥10.00%
Tier 1 capital (to risk-weighted assets)	68,813	11.17	≥36,964	≥6.00		≥49,285	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	68,813	11.17	≥27,723	≥4.50		≥40,044	≥6.50
Tier 1 capital (to average assets)	68,813	9.11	≥30,205	≥4.00		≥37,756	≥5.00

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

Banking regulations place certain restrictions on dividends paid by the Bank to the Company. The Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to the Company’s shareholders, interest payments on the subordinated debt and other general corporate purposes. The Bank’s ability to pay cash dividends directly or indirectly to the Company is governed by federal law, regulations and related guidance. These include the requirement that the Bank must receive approval to declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the Bank in any current year exceeds the total of the Bank’s net income for the current year to date, combined with its retained net income for the previous two years. The term

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 - Regulatory Matters (Continued)

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

The Bank did not pay any cash dividends to the Company in 2024 or 2023. At December 31, 2024, the Bank’s retained net income for the years ended December 31, 2024 and 2023 totaled $5.2 million.

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments

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

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 19 of the Company’s Form 10-K for the fiscal year ended December 31, 2024, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk. Loans are considered a Level 3 classification.

The following is a discussion of assets and liabilities measured at fair value on a recurring and non-recurring basis and valuation techniques applied:

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

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

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	December 31, 2024
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$1,630	$-	$1,630	$-
Federal National Mortgage Association mortgage-backed securities	36	-	36	-
Total investment securities available for sale	$1,666	$-	$1,666	$-
Total recurring fair value measurements	$1,666	$-	$1,666	$-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

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

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2024 (in thousands):

	December 31, 2024
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Collateral-dependent loans	$755	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)

_______________

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2024 and 2023 (in thousands):

			Fair Value Measurements at
			December 31, 2024
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$912	$964	$-	$-	$964
Loans held for sale	64,281	65,624	-	65,624	-
Loans receivable, net	534,693	518,295	-	-	518,295

Financial Liabilities
Deposits	553,252	560,701	270,361	-	290,340
FHLB long-term borrowings	2,855	2,848	-	-	2,848
Subordinated debt	22,000	21,733	-	-	21,733

			Fair Value Measurements at
			December 31, 2023
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$1,912	$1,981	$-	$-	$1,981
Loans held for sale	60,380	62,072	-	62,072	-
Loans receivable, net	603,349	584,842	-	-	584,842

Financial Liabilities
Deposits	631,699	636,946	415,855	-	221,091
FHLB long-term borrowings	29,022	29,001	-	-	29,001
Subordinated debt	21,957	20,666	-	-	20,666

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Operating Segments

ASC Topic 820 – Segment Reporting identifies operating segments as components of an enterprise which are evaluated regularly by the Company’s Chief Operating Decision Maker, our Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company has applied the aggregation criterion set forth in this codification to the results of its operations. The Company's operations currently consist of two reportable operating segments: Banking and Oakmont Commercial. The Company offers different products and services through its two segments. The accounting policies of the segments are generally the same as those of the consolidated company.

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment's operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment's loan portfolio and management’s assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment’s operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, which are included in the Banking Segment for segment reporting purposes. The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company’s Banking segment.

The Oakmont Commercial Segment originates commercial real estate loans which are sold into the secondary market along with the loans’ servicing rights. The profitability of this segment’s operations depends primarily on the gains realized from the sale of loans and processing fees. The Oakmont Commercial Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of consumers.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Operating Segments (Continued)

The following table presents summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2024			2023
	Quaint Oak Bank(1)	Oakmont Commercial, LLC	Consolidated	Quaint Oak Bank(2)	Oakmont Commercial, LLC	Consolidated
Net Interest Income	$17,045	$772	$17,817	$18,711	$683	$19,394
Provision for (Recovery of) Credit Losses	1,969	(435)	1,534	248	(91)	157
Net Interest Income after Provision for (Recovery of) Credit Losses	15,076	1,207	16,283	18,463	774	19,237

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	909	-	909	600	-	600
Real estate sales commissions, net	20	-	20	94	-	94
Insurance commissions	744	-	744	663	-	663
Other fees and services charges	477	135	612	359	151	510
Net loan servicing income	116	-	116	235	-	235
Income from bank-owned life insurance	118	-	118	102	-	102
Net gain on sale of loans	2,187	1,512	3,699	1,503	1,117	2,620
Gain on the sale of SBA loans	453	-	453	468	-	468
Gain on the sale-leaseback transaction	1,485	-	1,485	-	-	-
Total Non-Interest Income	6,509	1,647	8,156	4,024	1,268	5,292

Non-Interest Expense
Salaries and employee benefits	13,195	1,441	14,636	12,691	1,159	13,850
Directors’ fees and expenses	201	-	201	316	-	316
Occupancy and equipment	1,418	-	1,418	1,651	5	1,656
Data processing	1,298	-	1,298	1,051	-	1,051
Professional fees	688	81	769	847	85	932
FDIC deposit insurance assessment	614	-	614	867	-	867
Advertising	277	25	302	259	24	283
Amortization of other intangible	49	-	49	49	-	49
Other	1,694	37	1,731	1,891	22	1,913
Total Non-Interest Expense	19,434	1,584	21,018	19,622	1,295	20,917
Pretax Segment Profit	$2,151	$1,270	$3,421	$2,865	$747	$3,612
Net (Loss) Income Attributable to Discontinued Operations	$(406)	$-	$(406)	$262	$-	$262
Segment Assets	$632,644	$52,524	$685,168	$694,501	$59,617	$754,118

___________________

(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.
(2)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22– Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2024	2023
Assets
Cash and cash equivalents	$4,205	$1,436
Investment in Quaint Oak Bank	70,924	67,859
Premises and equipment, net	-	1,388
Other assets	-	-
Total Assets	$75,129	$70,683

Liabilities and Stockholders’ Equity
Subordinated debt	$22,000	$21,957
Other liabilities	512	235
Stockholders’ equity	52,617	48,491
Total Liabilities and Stockholders’ Equity	$75,129	$70,683

Statements of Income

	For the Year Ended December 31,
	2024	2023
Income
Gain on the sale of 1710 Union Boulevard	$1,485	$-
Rental income	364	399
Total Income	1,849	399

Expenses
Occupancy and equipment expense	103	115
Interest on subordinated debt	1,934	1,449
Other expenses	141	556
Total Expenses	2,178	2,120

Net Income Before Income Taxes	(329)	(1,721)
Equity in Undistributed Net Income of Subsidiary	3,055	3,380
Income Tax Benefit	69	361
Net Income	$2,795	$2,020

Comprehensive Income	$2,805	$2,034

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2024	2023
Operating Activities
Net income	$2,795	$2,020
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Undistributed net income in subsidiary	(3,055)	(3,380)
Depreciation expense	45	50
Amortization of subordinated debt issuance costs	(11)	249
Stock-based compensation expense	242	225
Decrease (increase) in other assets	331	313
Net cash (used in) provided by operating activities	347	(523)

Investing Activities
Investment in Quaint Oak Bank	-	(13,500)
Sale of property and equipment	1,343	(6)
Net cash used in investing activities	1,343	(13,506)

Financing Activities
Dividends paid	(1,338)	(1,154)
Proceeds from the issuance of Subordinate Debt	-	13,742
Contribution of shares to ESOP	-	150
Proceeds from issuance of unallocated shares from authorized shares	2,448	1,645
Purchase of treasury stock	(150)	(433)
Proceeds from the reissuance of treasury stock under 401(k) plan	119	289
Proceeds from the exercise of stock options	-	932
Net cash provided by financing activities	1,079	15,181

Net Increase in Cash and Cash Equivalents	2,769	1,152
Cash and Cash Equivalents-Beginning of Year	1,436	284
Cash and Cash Equivalents-End of Year	$4,205	$1,436

Note 23 – Subsequent Event

On February 21, 2025, Quaint Oak Bancorp, Inc. (the “Company”) entered into a Senior Unsecured Note Purchase Agreement (the “Purchase Agreement”) with certain institutional accredited investors pursuant to which the Company issued an aggregate of $9.75 million in aggregate principal amount of Fixed Rate Unsecured Senior Notes due March 1, 2028 (the “Notes”) in a private placement. The Company issued to an accredited individual investor an additional $250,000 in principal amount of the Notes as of March 4, 2025 for a total of $10.0 million in aggregate principal amount.

The Notes bear interest at a fixed annual rate of 11.00%, payable semi-annually in arrears on March 1 and September 1 of each year, beginning September 1, 2025. The maturity date of the Notes is March 1, 2028.

The Company used the net proceeds from the sale of the Notes to repay a portion of the outstanding $14.0 million aggregate principal amount of its 8.5% Fixed Rate Subordinated Notes upon their maturity on March 15, 2025.

Quaint Oak Bancorp, Inc.

General Information

SEC Filings

Quaint Oak Bancorp, Inc. files required reports with the Securities and Exchange Commission. Copies of these reports can be accessed on the Investor Relations page of the Company's website www.quaintoak.com/investors or upon written request to:

Aimee K. Ott
Executive Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499

Corporate Headquarters

Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(215) 364-4059

Analyst Information

Those seeking additional financial information should contact:

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer
(215) 364-4059

Website

Please visit www.quaintoak.com for information on products, services, and community service.

Market & Trading Symbol

The common stock of Quaint Oak Bancorp, Inc. is quoted on the OTCQB Market under the symbol QNTO.

Shareholder Services – Transfer Agent/Registrar

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.:

Computershare, Inc.
150 Royall Street, Suite 101
Canton, MA 02021
(800) 368-5948
www.computershare.com

For additional assistance, shareholders may contact:
Antonella Weidman
Shareholder Services Manager
(215) 364-4059
aweidman@quaintoak.com

Investor Relations Contact

Shareholders, investors, and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Robert T. Strong
Chief Executive Officer
(866) 795-4499

Please visit www.quaintoak.com/investors for press releases, filings, and other financial information.

Boards of Directors & Executive Officers of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
Chief Executive Officer

William R. Gonzalez
President

Robert J. Phillips
Chairman of the Board
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

Director of Quaint Oak Bank Only

Ray S. Greenberg, CFP
Financial Expertise, Owner
Feasterville, PA

Director Emeritus

George M. Ager, Jr.
Currently Retired

Other Executive Officer

Aimee K. Ott
Executive Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc. &
Quaint Oak Bank

Quaint Oak Bancorp, Inc.

quaint oak bank

Main Office

1. 501 Knowles Avenue
Southampton, PA 18966

Regional Offices

2. 1710 Union Boulevard
Allentown, PA 18109
3. 117 Spring Garden Street
Philadelphia, PA 19123

Northampton
Lehigh
2 Allentown
Bucks
Montgomery
Southampton 1
5
4
3
Philadelphia
Pennsylvania

Quaint Oak Bancorp, Inc.

1. 501 Knowles Avenue
Southampton, PA 18966

Regional Subsidiary Offices

Quaint Oak Abstract

2. 1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Mortgage

1. 501 Knowles Avenue
Southampton, PA 18966
2. 1710 Union Boulevard
Allentown, PA 18109
4. 100 Spring Garden Street
Philadelphia, PA 19123
5. 14500 Bustleton Avenue
Philadelphia, PA 19116

Quaint Oak Insurance

2. 1710 Union Boulevard
Allentown, PA 18109

Oakmont Commercial

1. 501 Knowles Avenue
Southampton, PA 18966