Form 10-K, Exhibit 13
period 2025-12-31
QUAINT OAK BANCORP, INC.
filed 2026-03-27
CIK 1391933

Exhibit 13.0

QUAINT OAK

BANCORP INC

A Financial Services Company

Annual Report

2025

QUAINT OAK
BANCORP INC

Fueling the Growth of Business

2025

Bank | Abstract | Insurance | Mortgage | Oakmont Commercial

Quaint Oak Bancorp, Inc.

Fueling the Growth of Business

CEO’S LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2025 Annual Report to Shareholders.

The year 2025 was defined by disciplined execution, strategic expansion, and a continued commitment to building the future of Quaint Oak. In an operating environment that has remained dynamic and competitive, our team delivered steady performance while advancing the core initiatives that position us for long term, sustainable growth.

Throughout the year, we strengthened our foundation as a diversified financial services company—one that balances the stability of traditional community banking with the additional reach and capabilities of our specialty platforms. Our SBA initiative continued to scale, supported by expanding production capacity and deepening referral networks. Specialty real estate financing remained a key contributor, and our international correspondent banking platform was further enhanced to serve customers with speed, expertise, and tailored solutions going forward.

We continued investing in our talent, technology, and risk management infrastructure—areas that are essential to maintaining the strong internal controls and regulatory compliance our shareholders expect. These investments ensure that as we grow, we do so with financial resilience, efficiency, and a clear focus on regulatory expectations and best practices.

As we look ahead, we remain focused on executing the strategic priorities that will drive value creation: expanding our specialty capabilities, enhancing operational efficiency, strengthening core banking performance, and fostering a culture rooted in teamwork, transparency, and excellence. While the financial services industry continues to evolve in correspondent banking, our overall strategy is built for consistency and adaptability—qualities that define who we are and how we operate.

This progress is made possible by the dedication of our employees, the trust of our customers, and the continued support of our shareholders. I remain deeply proud of our team and confident in the opportunities before us.

As always, our current and continued business strategy focuses on long-term profitability, sound credit quality, and maintaining healthy capital ratios, reflecting our strong commitment to shareholder value. Thank you for your continued confidence in Quaint Oak Bancorp, Inc. I look forward to the year ahead and to building, together, on the momentum we have created.

Sincerely,

Robert T. Strong

Chief Executive Officer

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s (the “Bank”) conversion to a stock savings bank completed on July 3, 2007. The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank’s wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. At December 31, 2025, the Bank has five active wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. On March 29, 2024, Quaint Oak Bank sold its 51% interest in Oakmont Capital Holdings, LLC (“OCH”), a multi-state equipment finance company based in West Chester, Pennsylvania. The decision was based on a number of strategic priorities and other factors. As a result of this action, Quaint Oak Bancorp classified the operations of OCH as discontinued operations under ASC 205-20. Also on March 29, 2024, the Company discontinued the operations of Quaint Oak Real Estate, LLC, a 100% wholly owned subsidiary of the Bank engaged in the real estate brokerage business. All significant intercompany balances and transactions have been eliminated.

Quaint Oak Mortgage offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania, including conventional, FHA, VA, and USDA loans, almost all of which are underwritten to GSE-guidelines for sale in the secondary market. In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company, providing loans for commercial real estate purchases, refinancing, and development projects to small businesses primarily on the East Coast and generally in the Mid-Atlantic and Southeast. Oakmont Commercial focuses on originations of low loan-to-value, high yield, primarily owner-occupied commercial real estate collateralized loans to be sold in the secondary market to institutional and bank buyers. Quaint Oak Abstract began operation in July 2009 offering title insurance, primarily in the Lehigh Valley and Bucks County regions of Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC, located in Southampton, Pennsylvania, began operations in August 2016 and offers comprehensive coverage, including home, auto, life, and business insurance. Quaint Oak Mortgage cross-sells products from Quaint Oak Bank’s title and insurance businesses, Quaint Oak Abstract and Quaint Oak Insurance, to its mortgage customers.

Quaint Oak Bank established international correspondent banking operations in March 2022 and maintains a partnership with one international banking entity based in Puerto Rico that utilizes Quaint Oak Bank to help facilitate U.S. dollar payments. As of December 31, 2025, the international correspondent banking division had $4.4 million, or 0.7%, of deposits.

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

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quaint Oak Bank’s business consists primarily of originating commercial real estate loans, commercial business loans, one-to-four family residential owner occupied loans and multi-family residential loans, generally within its market area. The market for our deposit customers is generated primarily through local market certificates of deposit and business checking and money market accounts. At December 31, 2025, approximately 42.0% of Quaint Oak Bank’s total deposits were held by customers outside the Commonwealth of Pennsylvania. Our branch offices are primarily cashless. Cash transactions at our branch offices are facilitated through a correspondent banking relationship with another Pennsylvania-based national commercial bank. Our real estate loans are primarily secured by properties in the mid-Atlantic region and are originated through Quaint Oak Mortgage and our subsidiary, Oakmont Commercial, although we have originated loans throughout the continental United States through other relationships we have with brokers. At December 31, 2025, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank’s loan portfolio, before net items, at 56.7% and 17.6%, respectively. Quaint Oak Bank’s loans are primarily funded by certificates of deposit, money market accounts and business checking. At December 31, 2025, certificates of deposit amounted to 59.4% of total deposits compared to 51.1% of total deposits at December 31, 2024. At December 31, 2025, interest bearing checking accounts amounted to 17.7% of total deposits compared to 8.6% at December 31, 2024. At December 31, 2025, money market accounts amounted to 11.8% of total deposits compared to 29.3% of total deposits at December 31, 2024. At December 31, 2025, non-interest bearing checking accounts amounted to 11.0% of total deposits compared to 10.8% of total deposits at December 31, 2024. Management anticipates that certificates of deposit, money market accounts, interest bearing checking, and business checking will continue to be the primary sources of funding for Quaint Oak Bank’s assets.

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

	At or For the Years Ended December 31,
	2025	2024
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$675,853	$685,168
Cash and cash equivalents	53,547	62,989
Investment in interest-earning time deposits	912	912
Investment securities available for sale at fair value	882	1,666
Loans held for sale	60,956	64,281
Loans receivable, net	540,698	534,693
Investment in Federal Home Loan Bank stock, at cost	291	2,214
Premises and equipment, net	1,540	1,626
Deposits	597,278	553,252
Federal Home Loan Bank borrowings	-	47,855
Senior debt, net of amortized costs	9,619	-
Subordinated debt	8,000	22,000
Total Stockholders’ Equity	52,329	52,617

Selected Operating Data:
Total interest income	$40,629	$43,437
Total interest expense	22,726	25,620
Net interest income	17,903	17,817
Provision for credit losses	1,217	1,534
Net interest income after provision for credit losses	16,686	16,283
Total non-interest income	7,159	8,156
Total non-interest expense	23,201	21,018
Income before income taxes	644	3,421
Income taxes	322	1,032
Net income	$322	$2,389
Net income from discontinued operations	$-	$406
Net income attributable to Quaint Oak Bancorp, Inc.	$322	$2,795
Selected Operating Ratios (1):
Average yield on interest-earning assets	6.41%	6.32%
Average rate on interest-bearing liabilities	4.06	4.48
Average interest rate spread (2)	2.35	1.84
Net interest margin (2)	2.83	2.59
Average interest-earning assets to average interest-bearing liabilities	113.19	120.08
Net interest income after provision for credit losses to non-interest expense	71.92	77.47
Total non-interest expense to average assets	3.55	2.99
Efficiency ratio (3)	92.58	80.93
Return on average assets	0.07	0.40
Return on average equity	0.82	5.53
Asset Quality Ratios (4):
Non-performing loans as a percent of loans receivable, net (5)	1.36%	1.18%
Non-performing assets as a percent of total assets(5)	1.14	0.92
Allowance for credit losses as a percent of non-performing loans	84.01	102.45
Allowance for credit losses as a percent of total loans receivable	1.13	1.20
Net charge-offs to average loans receivable	0.27	0.29

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or For the Years Ended December 31,
	2025	2024
Capital Ratios (4):
Tier 1 leverage ratio	10.26%	10.80%
Common Tier 1 capital ratio	12.36	13.09
Tier 1 risk-based capital ratio	12.36	13.09
Total risk-based capital ratio	13.55	14.34

___________________

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)

Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)	Non-performing assets consist of non-performing loans at December 31, 2025 and 2024. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

General. The Company’s total assets at December 31, 2025 were $675.9 million, a decrease of $9.3 million, or 1.4%, from $685.2 million at December 31, 2024. This decrease in total assets was primarily due to a $9.4 million, or 15.0%, decrease in cash and cash equivalents, a $3.3 million, or 5.2%, decrease in loans held for sale, a $1.9 million, or 86.9%, decrease in investment in Federal Home Loan Bank stock, at cost, and a $784,000, or 47.1%, decrease in investment securities available for sale. Partially offsetting the decrease in total assets was a $6.0 million, or 1.1%, increase in loans receivable, net of allowance for credit losses.

Cash and Cash Equivalents. Cash and cash equivalents decreased $9.4 million, or 15.0%, from $63.0 million at December 31, 2024 to $53.5 million at December 31, 2025. Cash and cash equivalents decreased as excess liquidity was used to fund the repayment of FHLB borrowings.

Investment Securities Available for Sale. Investment securities available for sale decreased $784,000, or 47.1%, from $1.7 million at December 31, 2024 to $882,000 at December 31, 2025 due primarily to the principal repayments on these securities during the year ended December 31, 2025.

Loans Held for Sale. Loans held for sale decreased $3.3 million, or 5.2%, from $64.3 million at December 31, 2024 to $61.0 million at December 31, 2025 as the Bank’s commercial real estate subsidiary, Oakmont Commercial, LLC, originated $52.0 million of commercial real estate loans during the year ended December 31, 2025 and sold $49.5 million of loans in the secondary market during this same period. The Bank’s mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $112.3 million of one-to-four family residential loans during the year ended December 31, 2025 and sold $113.9 million of loans in the secondary market. Additionally, the Bank originated $14.7 million of SBA loans for sale and sold $18.9 million of SBA loans in the secondary market in the same period.

Loans Receivable, Net. Loans receivable, net, increased $6.0 million, or 1.1% from $534.7 million at December 31, 2024 to $540.7 million at December 31, 2025. The largest increases within the loan portfolio occurred in one-to-four family owner occupied loans which increased $15.7 million, or 60.6%, commercial real estate loans, which increased $12.1 million, or 4.1%, and construction loans which increased $5.1 million, or 28.1%. Partially offsetting these increases were commercial business loans which decreased $18.6 million, or 16.2%, one-to-four family non-owner occupied loans which decreased $4.7 million, or 14.0%, multi-family residential loans which decreased $4.6 million, or 10.2%, and home equity loans which decreased $365,000, or 6.4%. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all its newly originated one-to-four family owner-occupied loans into the secondary market.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the industry concentrations within the multi-family and commercial real estate portfolios:

	December 31,
	2025	2024
	(in Thousands)
Real Estate Rental and Leasing	$126,316	$135,874
Health Care and Social Assistance	37,681	35,864
Accommodation and food services	33,665	33,811
Construction	28,131	25,087
Manufacturing	22,404	16,515
Other services (except public administration)	21,558	21,321
Retail trade	16,340	24,657
Arts, entertainment, and recreation	14,354	14,497
Wholesale trade	14,166	8,349
Administrative and Support and Waste Services	9,516	4,703
Finance and insurance	9,106	6,162
Professional, scientific and technical services	7,297	5,686
Transportation and warehousing	4,202	5,901
Other	5,781	4,612
Total	$350,517	$343,039

The commercial real estate and multi-family portfolio consists of 57% owner occupied commercial real estate loans and 43% of non-owner occupied commercial real estate loans as of December 31, 2025. The following table summarizes the non-owner occupied commercial real estate portfolio and the percent of total loans receivable, net.

	December 31,
	2025		2024
	Balance	Percent of Total Loans Receivable, net	Balance	Percent of Total Loans Receivable, net
	(Dollars in Thousands)
Real estate rental and leasing	$115,747	21.4%	$123,103	23.0%
Construction	11,002	2.0	14,987	2.8
Health care and social assistance	5,002	0.9	8,345	1.6
Finance and insurance	4,792	0.9	4,948	0.9
Other services (except public administration)	4,135	0.8	4,347	0.8
Arts, entertainment, and recreation	3,069	0.6	72	0.0
Other	6,110	1.1	5,986	1.2
Total	$149,857	27.7%	$161,788	30.3%

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the commercial real estate rental and leasing non-owner occupied loan portfolio outstanding balance, total commitment and loan to value (“LTV”) ratio by geographic location:

	2025			2024
	Balance	Total Commitment	Weighted Average LTV	Balance	Total Commitment	Weighted Average LTV
	(Dollars in Thousands)
Pennsylvania (1)	$38,515	$78,601	49.0%	$44,959	$86,035	52.3%
Philadelphia	36,598	76,095	48.1	36,142	77,810	46.4
Delaware	15,187	32,125	47.3	15,583	32,125	48.5
New Jersey	9,156	19,145	47.8	9,705	19,315	50.2
Ohio	6,719	10,100	66.5	6,914	10,100	68.5
Other	9,572	16,430	58.3	9,800	16,430	59.6
Total	$115,747	$232,496	49.8%	$123,103	$241,815	50.9%

(1)	Pennsylvania excluding Philadelphia.

The following table summarizes the commercial real estate construction non-owner occupied loan portfolio outstanding balance, total commitment and LTV ratio by geographic location:

	2025			2024
	Balance	Total Commitment	Weighted Average LTV	Balance	Total Commitment	Weighted Average LTV
	(Dollars in Thousands)
Pennsylvania (1)	$6,351	$11,567	54.9%	$7,477	$13,996	53.4%
Philadelphia	4,651	9,685	48.0	4,782	9,685	49.4
New Jersey	-	-	-	2,728	8,200	33.3
Total	$11,002	$21,252	51.8%	$14,987	$31,881	47.0%

(1)	Pennsylvania excluding Philadelphia.

Investment in Federal Home Loan Bank Stock. The Company’s investment in Federal Home Loan Bank stock decreased $1.9 million, or 86.9%, from $2.2 million at December 31, 2024 to $291,000 at December 31, 2025 as the Bank decreased its level of FHLB borrowings.

Bank-Owned Life Insurance. The Company holds bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.6 million and $4.4 million at December 31, 2025 and 2024, respectively.

Premises and Equipment, Net. Premises and equipment, net, decreased $86,000, or 5.3%, to $1.5 million at December 31, 2025 from $1.6 million at December 31, 2024.

Goodwill and Other Intangible, Net. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC in January 2021. The Bank sold its 51% interest in OCH on March 29, 2024. See Note 3 – Discontinued Operations. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million, a portion of which is being amortized. The balance of other intangible assets at December 31, 2025 was $28,000, net of accumulated amortization of $457,000.

Other Real Estate Owned, Net. At December 31, 2025, other real estate owned (OREO) amounted to $360,000, consisting of one property that was collateral for a non-performing construction loan. There was no other real estate owned as of December 31, 2024.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prepaid Expenses and Other Assets. Prepaid expenses and other assets decreased $27,000, or 0.3%, to $7.76 million at December 31, 2025 from $7.79 million at December 31, 2024.

Deposits. Total deposits increased $44.0 million, or 8.0%, to $597.3 million at December 31, 2025 from $553.3 million at December 31, 2024. This increase in deposits was primarily attributable to an increase of $71.8 million, or 25.4%, in certificates of deposit, an increase of $57.9 million, or 121.1%, in interest bearing checking accounts, an increase of $5.9 million, or 9.8%, in non-interest bearing checking accounts, and a $207,000, or 42.1%, increase in savings accounts. These increases in deposits were partially offset by a decrease of $91.8 million, or 56.6%, in money market accounts due to the discontinuation of a deposit placement agreement. The decrease in business checking deposits was a result of a strategic exit from a correspondent banking relationship. The increase in certificates of deposits was primarily due to the Bank’s competitive rate offerings in our market area.

Borrowings. Total Federal Home Loan Bank (FHLB) borrowings decreased $47.9 million, or 100.0%, to none at December 31, 2025 from $47.9 million at December 31, 2024 as the Bank paid down the $47.9 million of borrowings.

Senior Debt. Senior debt, net of unamortized debt issuance costs, increased $9.6 million from none at December 31, 2024 as the Company entered into a Senior Unsecured Note Purchase Agreement with certain institutional accredited investors pursuant to which the Company issued an aggregate of $9.75 million in aggregate principal amount of Fixed Rate Unsecured Senior Notes due March 1, 2028 (the “Senior Debt Notes”) in a private placement. The Company issued to an accredited individual investor an additional $250,000 in principal amount of the Senior Debt Notes as of March 4, 2025 for a total of $10.0 million in aggregate principal amount. The Senior Debt Notes bear interest at a fixed annual rate of 11.00%, payable semi-annually in arrears on March 1 and September 1 of each year, beginning September 1, 2025. The maturity date of the Senior Debt Notes is March 1, 2028.

Subordinated Debt. Subordinated debt, net of unamortized debt issuance costs, decreased $14.0 million, or 63.6%, to $8.0 million at December 31, 2025 from $22.0 million at December 31, 2024 as the Company used the net proceeds from the sale of the Senior Debt Notes to repay a portion of the outstanding $14.0 million aggregate principal amount of its 8.5% Fixed Rate Subordinated Notes upon their maturity on March 15, 2025. The remaining $8.0 million of subordinated debt matures on December 31, 2028.

Stockholders’ Equity. Total stockholders’ equity from continuing operations decreased $288,000, or 0.6%, to $52.3 million at December 31, 2025 from $52.6 million at December 31, 2024. Contributing to the decrease were dividends paid of $894,000, and purchase of treasury stock of $44,000. The decrease in stockholders’ equity was partially offset by net income for the year ended December 31, 2025 of $322,000, amortization of stock awards and options under our stock compensation plans of $251,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $74,000, and other comprehensive income, net of $3,000.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

General. Net income amounted to $322,000 for the year ended December 31, 2025, a decrease of $2.5 million, or 88.5%, compared to net income of $2.8 million for the year ended December 31, 2024. The decrease in net income on a comparative year basis was primarily the result of a decrease in interest and dividend income of $2.8 million, an increase in non-interest expense of $2.2 million, a decrease in non-interest income of $997,000, and a decrease in net income from discontinued operations of $406,000, partially offset by a decrease in interest expense of $2.9 million, a decrease in the net provision for income taxes from continuing operations of $710,000, and a decrease in the provision for credit losses of $317,000.

Net Interest Income. Net interest income increased $86,000, or 0.5%, to $17.9 million for the year ended December 31, 2025 from $17.8 million for the year ended December 31, 2024. The increase in net interest income was driven by a $2.9 million, or 11.3%, decrease in interest expense, partially offset by a $2.8 million, or 6.5%, decrease in interest income.

Interest Expense. Interest expense decreased $2.9 million, or 11.3%, to $22.7 million for the year ended December 31, 2025 from $25.6 million for the year ended December 31, 2024. The decrease in interest expense was driven by a $4.2 million, or 18.0%, decrease in interest expense on deposits, which was primarily attributable to an $82.0 million decrease in the average balances of money market deposits which decreased from $211.0 million for the year ended December 31, 2024 to $129.0 million for the year ended December 31, 2025 and had the effect of decreasing interest expense by $3.6 million, and a 108 basis point decrease in average rate of money markets which decreased from 4.44% for the year ended December 31, 2024, to 3.36% for the year ended December 31, 2025. Also contributing to the decrease was a $39.0 million decrease in the average balances of business checking accounts which decreased from $93.3 million for the year ended December 31, 2024 to $54.3 million for the year ended December 31, 2025 and had the effect of decreasing interest expense by $1.8 million, and a 216 basis point decrease in the average yield on business checking accounts which decreased from 4.50% for the year ended December 31, 2024 to 2.34% for the year ended December 31, 2025 and had the effect of decreasing interest expense by $1.2 million. The decrease in average balances of interest-bearing deposits was a result of a strategic exit of a correspondent banking relationship for business checking deposits and reduction in a money market deposits through a deposit placement agreement. These decreases in interest expense were partially offset by $3.5 million increase in the interest expense on certificates of deposit due to an $85.5 million increase in the average balance of certificates of deposit which increased from $230.5 million for the year ended December 31, 2024 to $316.0 million for the year ended December 31, 2025. These decreases in interest expense were also partially offset by a $1.3 million, or 240.9% increase in the interest expense on Federal Home Loan Bank borrowings due to a $25.1 million, or 171.0%, increase in the average balance of Federal Home Loan Bank borrowings which increased from $14.6 million for the year ended December 31, 2024 to $39.7 million for the year ended December 31, 2025, and had the effect of increasing interest expense $941,000, and a 94 basis point increase on the rate on Federal Home Loan borrowings which increased from 3.74% for the year ended December 31, 2024, to 4.68% for the year ended December 31, 2025, and had the effect of increasing interest expense by $373,000. The $85.5 million increase in the average balance of certificates of deposits was primarily due to the Bank’s competitive rate offerings in our market area. The average interest rate spread increased from 1.84% for the year ended December 31, 2024 to 2.35% for the year ended December 31, 2025 while the net interest margin increased from 2.59% for the year ended December 31, 2024 to 2.83% for the year ended December 31, 2025.

Interest and Dividend Income. Interest and dividend income decreased $2.8 million, or 6.5%, to $40.6 million for the year ended December 31, 2025 from $43.4 million for the year ended December 31, 2024. The decrease in interest and dividend income for the year ended December 31, 2025 over the year ended December 31, 2024 was primarily driven by a decrease in the average balance of loans receivable, net, including loans held for sale, which decreased $23.8 million from $621.0 million for the year ended December 31, 2024 to $597.2 million for the year ended December 31, 2025 and had the effect of decreasing interest income $1.5 million. Also contributing to the decrease in interest and dividend income was a $29.6 million decrease in the average balance of due from banks – interest earning, which decreased from $61.9 million for the year ended December 31, 2024 to $32.3 million for the year ended December 31, 2025, and had the effect of decreasing interest income $1.5 million, and a 108 basis point decrease in the average yield on due from banks - interest earning from 4.96% for the year ended December 31, 2024 to 3.88% for the year ended December 31, 2025, and had the effect of decreasing interest income $348,000. Partially offsetting this decrease in interest and dividend income was a nine basis point increase in the average yield on loans receivable, net from 6.45% for the year ended December 31, 2024 to 6.54% for the year ended December 31, 2025, and had the effect of increasing interest income $518,000. The $29.6 million decrease in the average balance of due from banks – interest earning was due to a higher level of balances during 2024 due to proceeds from the sale of the Bank’s 51% ownership of Oakmont Capital Holdings, LLC on March 29, 2024.

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

	Year Ended December 31,
	2025			2024
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Due from banks, interest-earning	$32,328	$1,255	3.88%	$61,901	$3,070	4.96%
Investment in interest-earning time deposits	912	52	5.70	1,034	44	4.26
Investment securities available for sale	1,292	125	9.67	2,042	152	7.44
Loans receivable, net (1) (2)	597,184	39,039	6.54	621,015	40,058	6.45
Investment in FHLB stock	1,996	158	7.92	968	113	11.67
Total interest-earning assets	633,712	40,629	6.41%	686,960	43,437	6.32%
Non-interest-earning assets	19,156			17,148
Total assets	$652,868			$704,108
Interest-bearing liabilities:
Savings accounts	$632	$1	0.16%	$730	$1	0.14%
Money market accounts	128,977	4,330	3.36	210,977	9,372	4.44
Business checking accounts	54,280	1,271	2.34	93,328	4,200	4.50
Certificate of deposit accounts	316,026	13,364	4.23	230,499	9,568	4.15
Total deposits	499,915	18,966	3.79	535,534	23,141	4.32
FHLB borrowings	39,720	1,858	4.68	14,564	545	3.74
FRB borrowings	12	1	8.33	-	-	-
Senior debt	9,586	947	9.88	-	-	-
Subordinated debt	10,615	954	8.99	21,997	1,934	8.79
Total interest-bearing liabilities	559,848	22,726	4.06%	572,095	25,620	4.48%
Non-interest-bearing liabilities	40,795			81,436
Total liabilities	600,643			653,531
Stockholders’ Equity	52,225			50,577
Total liabilities and Stockholders’ Equity	$652,868			$704,108
Net interest-earning assets	$73,864			$114,865
Net interest income; average interest rate spread		$17,903	2.35%		$17,817	1.84%
Net interest margin (3)			2.83%			2.59%
Average interest-earning assets to average interest-bearing liabilities			113.19%			120.08%

___________________

(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.
(3)	Equals net interest income divided by average interest-earning assets.

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

	2025 vs. 2024				2024 vs. 2023
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Rate/ Volume		Rate	Volume	Rate/ Volume
	(In Thousands)
Interest income:
Due from banks, interest-bearing	$(666)	$(1,466)	$318	$(1,814)	$2,085	$484	$94	$2,663
Investment in interest-earning time deposits	16	(5)	(2)	9	(59)	(5)	9	(55)
Investment securities available for sale	45	(55)	(17)	(27)	(36)	(12)	48	-
Loans receivable, net (1) (2)	538	(1,536)	(21)	(1,019)	(6,895)	(587)	3,728	(3,754)
Investment in FHLB stock	(38)	121	(40)	43	(365)	(112)	139	(338)
Total interest-earning assets	(105)	(2,941)	238	(2,808)	(5,270)	(232)	4,018	(1,484)
Interest expense:
Savings	-	-	-	-	-	(1)	-	(1)
Money market accounts	(2,290)	(3,644)	890	(5,044)	(62)	(901)	665	(298)
Business checking accounts	(2,015)	(1,757)	843	(2,929)	(227)	2,190	(259)	1,704
Certificate of deposit accounts	180	3,551	67	3,798	163	470	2,292	2,925
Total deposits	(4,125)	(1,850)	1,800	(4,175)	(126)	1,758	2,698	4,330
FHLB short-term borrowings	136	941	236	1,313	133	(4,753)	(68)	(4,688)
FRB short-term borrowings	-	-	1	1	34	(34)	(34)	(34)
Senior debt	-	-	947	947	-	-	-	-
Subordinated debt	42	(1,001)	(21)	(980)	34	187	264	485
Total interest-bearing liabilities	(3,947)	(1,910)	2,963	(2,894)	75	(2,842)	2,860	93
Increase (decrease) in net interest Income	$3,842	$(1,031)	$(2,725)	$86	$(5,345)	$2,610	$1,158	$(1,577)

_______________________

(1)	Includes loans held for sale.
(2)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.

Provision for Credit Losses. The $317,000, or 20.7%, decrease in the provision for credit losses for the year ended December 31, 2025 over the year ended December 31, 2024 was primarily due to a decrease in the commercial business loan category, and a decrease in charge-offs during the year ended December 31, 2025.

Non-performing loans at December 31, 2025 totaled $7.3 million, or 1.36%, of total loans receivable, net of allowance for credit losses, consisting of $5.8 million of loans on non-accrual status and $1.5 million of accruing loans 90-days or more delinquent. Non-accrual loans consist of two one-to-four family residential owner occupied loans, 14 commercial real estate loans, and 15 commercial business loans. Included in the 15 commercial business loans is one pool of equipment loans. Accruing loans 90-days or more past due include one one-to-four family residential owner occupied loan, one one-to-four family residential non-owner occupied loan, one commercial real estate loan, and one commercial business loan, all of which are still accruing. All non-performing loans are either well-collateralized or adequately reserved for. During the year ended December 31, 2025, one commercial real estate loan, and 11 commercial business loans totaling $1.6 million that were previously on non-accrual were charged-off through the allowance for credit losses. Non-performing loans at December 31, 2024 totaled $6.3 million, or 1.18%, of total loans receivable, net of allowance for credit losses, consisting of $5.6 million of loans on non-accrual status and $726,000 of accruing loans 90-days or more delinquent. Non-accrual loans consist of one one-to-four family residential owner occupied loan, four commercial real estate loans, and ten commercial business loans. Included in the ten commercial business loans is one pool of equipment loans. Loans 90-days or more past due include one one-to-four family residential owner occupied loan, two commercial real estate loans, and four commercial business loans, all of which are still accruing. All non-performing loans are either well-collateralized or adequately reserved for. During the year ended December 31, 2024, 19 commercial business loans totaling $1.6 million, and one construction loan of $187,000, that were previously on non-accrual were charged-off through the allowance for credit losses.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income. Non-interest income decreased $997,000, or 12.2%, from $8.2 million for the year ended December 31, 2024 to $7.2 million for the year ended December 31, 2025. The decrease was primarily attributable to the $1.5 million gain on the sale and leaseback of the Company’s office building at 1710 Union Boulevard in Allentown, Pennsylvania in October, 2024, a $640,000, or 87.9%, decrease in other fees and service charges, and a $20,000, or 100.0%, decrease in real estate sales commissions, net. These decreases were partially offset by a $978,000, or 215.9%, increase in gain on sale of SBA loans, a $76,000, or 10.2%, increase in insurance commissions, a $38,000, or 4.2%, increase in mortgage banking, equipment lending and title abstract fees, and a $10,000, or 8.5%, increase in income from bank-owned life insurance. The increase in gain on sale of SBA loans was due to increased sales of SBA loans. The reduction in other fees and service charges is attributable to reduced correspondent banking activities.

Non-Interest Expense. Non-interest expense increased $2.2 million, or 10.4%, from $21.0 million for the year ended December 31, 2024 to $23.2 million for the year ended December 31, 2025. The increase in non-interest expense for the year ended December 31, 2025 over the comparable period in 2024 was primarily due to a $761,000, or 70.0%, increase in professional fees, a $522,000, or 3.6%, increase in salaries and employee benefits expense, a $462,000, or 35.6%, increase in data processing expense, a $381,000, or 26.9%, increase in occupancy and equipment expense, an $88,000, or 6.2%, increase in other expense, and a $62,000, or 30.8%, increase in directors’ fees and expenses. These increases were partially offset by an $84,000, or 13.7%, decrease in FDIC deposit insurance assessment, and an $8,000, or 2.6%, decrease in advertising expense. The increase in salaries and employee benefits expense, professional fees, occupancy and equipment expense, data processing expense, and other expense was primarily due to the implementation of international correspondent banking software and compliance related activities and expense.

Provision for Income Tax. The provision for income tax from continuing operations decreased $710,000, or 68.8%, from $1.0 million for the year ended December 31, 2024 to $322,000 for the year ended December 31, 2025 due primarily to a decrease in pre-tax income.

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

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Banking Segment reported a pre-tax segment loss for the year ended December 31, 2025 of $(844,000), a $3.0 million, or 139.2%, decrease from the year ended December 31, 2024. This increase in pretax segment loss was due to a $2.3 million, or 11.7%, increase in non-interest expense, a $1.2 million, or 17.8%, decrease in non-interest income, and a $308,000, or 1.8%, decrease in net interest income, partially offset by a $752,000, or 38.2%, decrease in the provision for credit losses. The decrease in non-interest income was primarily due to a $1.5 million gain on the sale-leaseback of 1710 Union Boulevard in October 2024, and a $604,000, or 101.9%, decrease in other fees and service charges, partially offset by a $978,000, or 215.9%, increase in gain on the sale of SBA loans.

The increase in non-interest expense was due primarily to a $703,000, or 69.9%, increase in professional fees, a $687,000, or 5.2%, increase in salaries and benefits expense, a $462,000, or 35.6%, increase in data processing expense, a $378,000, or 26.7%, increase in occupancy and equipment expense, and an $83,000, or 6.0%, increase in other expense, partially offset by an $84,000, or 13.7%, decrease in FDIC deposit insurance assessment.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Oakmont Commercial Segment reported a pre-tax segment profit (“PTSP”) for the year ended December 31, 2025 of $1.5 million, a $218,000, or 17.2%, increase from the year ended December 31, 2024. The increase in PTSP was primarily due to a $394,000, or 51.0%, increase in net interest income, a $159,000, or 9.7%, increase in non-interest income, and a $100,000, or 6.3%, decrease in non-interest expense, partially offset by a $435,000, or 100.0%, increase in the recovery of credit losses. The increase in non-interest income was due to a $195,000, or 12.9%, increase in net gain on loans held for sale, partially offset by a $36,000, or 26.7%, decrease in other fees and services charges. The decrease in non-interest expense was primarily due to a $165,000, or 11.5%, decrease in salaries and employee benefits expense, partially offset by a $58,000, or 71.6%, increase in professional fees, a $5,000, or 13.5%, increase in other expenses, and a $3,000, or 100.0%, increase in occupancy and equipment expense.

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

The table below sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2025, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2025, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.

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

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars In Thousands)
Interest-earning assets (1):
Due from banks, interest-bearing	$51,569	$-	$-	$-	$-	$51,569
Investment in interest-earning time deposits	-	-	912	-	-	912
Investment securities available for sale	882	-	-	-	-	882
Loans held for sale	60,956	-	-	-	-	60,956
Loans receivable (2)	141,544	152,714	145,788	42,778	57,874	540,698
Investment in Federal Home Loan Bank stock	-	-	-	-	291	291
Total interest-earning assets	$254,951	$152,714	$146,700	$42,778	$58,165	$655,308

Interest-bearing liabilities:
Checking accounts	$105,713	$-	$-	$-	$-	$105,713
Money market and savings accounts	13,044	-	58,138	-	-	71,182
Certificate accounts	51,805	193,324	90,750	18,839	-	354,718
Senior debt	-	-	9,619	-	-	9,619
Subordinated debt	-	-	8,000	-	-	8,000
Total interest-bearing liabilities	$170,562	$193,324	$166,507	$18,839	$-	$549,232

Interest-earning assets less interest-bearing liabilities	$84,389	$(40,610)	$(19,807)	$23,939	$58,165

Cumulative interest-rate sensitivity gap (3)	$84,389	$43,779	$23,972	$47,911	$106,076

Cumulative interest-rate gap as a percentage of total assets at December 31, 2025	12.5%	6.5%	3.5%	7.1%	15.7%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2025	149.5%	112.0%	104.5%	108.7%	119.3%

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

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2025, the Company’s cash and cash equivalents amounted to $53.5 million. At such date, the Company also had no investment in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2025, certificates of deposit scheduled to mature in one year or less totaled $245.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has a significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds. As of December 31, 2025, the Company had no outstanding borrowings from the FHLB and had $269.3 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank’s FHLB stock as collateral for such advances. In addition, as of December 31, 2025 Quaint Oak Bank had $24.2 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB). The Company had no outstanding FRB borrowings as of December 31, 2025.

Total stockholders’ equity from continuing operations decreased $288,000, or 0.6%, to $52.3 million at December 31, 2025 from $52.6 million at December 31, 2024. Contributing to the decrease were dividends paid of $894,000, and purchase of treasury stock of $44,000. The decrease in stockholders’ equity was partially offset by net income for the year ended December 31, 2025 of $322,000, amortization of stock awards and options under our stock compensation plans of $251,000, the reissuance of treasury stock under the Bank’s 401(k) Plan of $74,000, and other comprehensive income, net of $3,000.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively. At December 31, 2025, Quaint Oak Bank exceeded each of its capital requirements with ratios of 10.26%, 12.36%, 12.36% and 13.55%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements. For further discussion of the Bank’s regulatory capital requirements, see Note 19 in the Notes to Consolidated Financial Statements contained elsewhere herein.

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

Commitments. At December 31, 2025, we had unfunded commitments under lines of credit of $45.4 million, $21.1 million of commitments to originate loans, and $1.1 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Quaint Oak Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2025. The balances in the table do not reflect interest due on these obligations.

		Payments Due by Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Operating leases	$6,344	$492	$841	$839	$4,172
Certificates of deposit	354,718	245,378	105,344	3,996	-
Total contractual obligations	$361,062	$245,870	$106,185	$4,835	$4,172

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

Quaint Oak Bancorp, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2025 and 2024; the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for Credit Losses (ACL) – Qualitative Factor

The Company’s loan portfolio totaled $546.9 million as of December 31, 2025, and the associated ACL was $6.2 million. As discussed in Note 1 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on establishing portfolio segments utilizing inherent risk characteristics to capture baseline historical lifetime loss rates using a weighted average maturity method (WARM) for each segment. The loans in each individual segment are tracked over their remaining lives for loss and recovery events to identify events impacting losses and quantifying the impact of changing current and forecasted environment, both internal and external, that are different from the conditions that existed during the baseline historical loss calculation period. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

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

Cranberry Township, Pennsylvania

March 27, 2026

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31,
	2025	2024
	(In thousands, except share and per share data)
Assets
Due from banks, non-interest-bearing	$1,978	$345
Due from banks, interest-bearing	51,569	62,644
Cash and cash equivalents	53,547	62,989
Investment in interest-earning time deposits	912	912
Investment securities available for sale	882	1,666
Loans held for sale	60,956	64,281
Loans receivable, net of allowance for credit losses (2025 $6,166; 2024 $6,476)	540,698	534,693
Accrued interest receivable	3,789	3,961
Investment in Federal Home Loan Bank stock, at cost	291	2,214
Bank-owned life insurance	4,575	4,447
Premises and equipment, net	1,540	1,626
Goodwill	515	515
Other intangible, net of accumulated amortization	28	77
Other real estate owned, net	360	-
Prepaid expenses and other assets	7,760	7,787
Total Assets	$675,853	$685,168

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$65,665	$59,783
Interest-bearing	531,613	493,469
Total deposits	597,278	553,252
Federal Home Loan Bank borrowings	-	47,855
Senior debt, net of amortized costs	9,619	-
Subordinated debt	8,000	22,000
Accrued interest payable	1,086	937
Advances from borrowers for taxes and insurance	2,643	3,122
Accrued expenses and other liabilities	4,898	5,385
Total Liabilities	623,524	632,551

Stockholders’ Equity
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares authorized; 3,108,993 issued as of both December 31, 2025 and 2024; 2,637,978 and 2,626,535 outstanding at December 31, 2025 and 2024, respectively	31	31
Additional paid-in capital	23,199	22,976
Treasury stock, at cost: 471,015 and 482,458 shares at and December 31, 2025 and 2024, respectively	(3,530)	(3,588)
Accumulated other comprehensive income	3	-
Retained earnings	32,626	33,198
Total Stockholders’ Equity	52,329	52,617
Total Liabilities and Stockholders’ Equity	$675,853	$685,168

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Year Ended December 31,
	2025	2024
	(In thousands, except share
	and per share data)
Interest and Dividend Income
Interest on loans, including fees	$39,039	$40,058
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	1,590	3,379
Total Interest and Dividend Income	40,629	43,437

Interest Expense
Interest on deposits	18,966	23,141
Interest on Federal Home Loan Bank borrowings	1,858	545
Interest on Federal Reserve Bank borrowings	1	-
Interest on senior debt	947	-
Interest on subordinated debt	954	1,934
Total Interest Expense	22,726	25,620

Net Interest Income	17,903	17,817
Provision for Credit Losses	1,197	1,506
Provision for Off-Balance Sheet Credit Exposures	20	28
Total Provision for Credit Losses	1,217	1,534
Net Interest Income after Provision for Credit Losses	16,686	16,283

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	947	909
Real estate sales commissions, net	-	20
Insurance commissions	820	744
Other fees and services charges	88	728
Income from bank-owned life insurance	128	118
Net gain on loans held for sale	3,745	3,699
Gain on the sale of SBA loans	1,431	453
Gain on sale-leaseback transaction	-	1,485
Total Non-Interest Income, net	7,159	8,156

Non-Interest Expense
Salaries and employee benefits	15,158	14,636
Directors’ fees and expenses	263	201
Occupancy and equipment	1,799	1,418
Data processing	1,760	1,298
Professional fees	1,848	1,087
FDIC deposit insurance assessment	530	614
Advertising	294	302
Amortization of other intangible	48	49
Other	1,501	1,413
Total Non-Interest Expense	23,201	21,018

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income (Continued)

	Year Ended December 31,
	2025	2024
	(In thousands, except share and per share data)

Income from continuing operations before income taxes	$644	$3,421
Income taxes from continuing operations	$322	$1,032
Net income from continuing operations	$322	$2,389
Income from discontinued operations	$-	$564
Income tax from discontinued operations	$-	$158
Net income from discontinued operations	$-	$406
Net income	$322	$2,795

Earnings per share from continuing operations – basic	$0.12	$0.92
Earnings per share from discontinued operations – basic	$-	$0.16
Earnings per share, net – basic	$0.12	$1.08
Average shares outstanding - basic	2,632,661	2,578,804
Earnings per share from continuing operations - diluted	$0.12	$0.92
Earnings per share from discontinued operations - diluted	$-	$0.16
Earnings per share, net - diluted	$0.12	$1.08
Average shares outstanding - diluted	2,632,661	2,578,804

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2025	2024
	(In Thousands)

Net Income from Continuing Operations	$322	$2,389

Other Comprehensive Income:
Unrealized gains on investment securities available for sale	4	12
Income tax effect	(1)	(2)
Net other comprehensive income	3	10

Total Comprehensive Income	$325	$2,399

Comprehensive Income from Discontinued Operations	$-	$406

Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	$325	$2,805

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2023	2,407,048	$29	$20,299	$(3,568)	$(10)	$31,741	$48,491

Issuance of stock for capital raise	213,318	2	2,446				2,448

Treasury stock purchased	(13,855)			(150)			(150)

Reissuance of treasury stock under 401(k) Plan	11,024		47	72			119

Reissuance of treasury stock under stock incentive plan	9,000		(58)	58			-

Stock based compensation expense			242				242

Cash dividends declared ($0.52 per share)						(1,338)	(1,338)

Net income						2,795	2,795

Other comprehensive income, net					10		10
BALANCE –DECEMBER 31, 2024	2,626,535	$31	$22,976	$(3,588)	$-	$33,198	$52,617

Treasury stock purchased	(4,221)			(44)			(44)

Reissuance of treasury stock under 401(k) Plan	7,164		28	46			74

Reissuance of treasury stock under stock incentive plan	8,500		(56)	56			-

Stock based compensation expense			251				251

Cash dividends declared ($0.34 per share)						(894)	(894)

Net income						322	322

Other comprehensive income, net					3		3
BALANCE –DECEMBER 31, 2025	2,637,978	$31	$23,199	$(3,530)	$3	$32,626	$52,329

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2025	2024
	(In Thousands)
Cash Flows from Operating Activities
Net income from continuing operations	$322	$2,389
Net income from discontinued operations	-	406
Net income	322	2,795
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	1,217	1,534
Depreciation expense	718	602
Amortization, net	442	59
Accretion of deferred loan fees and costs, net	(179)	(228)
Deferred income taxes	227	97
Stock-based compensation expense	251	242
Net gain on loans sold	(3,745)	(3,699)
Loans held for sale-originations	(180,122)	(134,348)
Loans held for sale-proceeds	187,192	135,141
Gain on the sale of SBA loans	(1,431)	(453)
Increase in the cash surrender value of bank-owned life insurance	(128)	(118)
Gain on sale - leaseback transaction	-	(1,485)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	172	(459)
Prepaid expenses and other assets	(445)	(2,760)
Accrued interest payable	149	395
Accrued expenses and other liabilities	(489)	2,946
Net Cash Provided by Operating Activities of Continuing Operations	4,151	261
Net Cash Provided by Operating Activities of Discontinued Operations	-	32,350
Net Cash Provided by Operating Activities	4,151	32,611
Cash Flows from Investing Activities
Redemption of interest-earning time deposits	-	1,000
Principal repayments on investment securities available for sale	787	688
Net (increase) decrease in loans receivable	(5,972)	24,312
Proceeds from the sale of Oakmont Capital Holdings, LLC	-	4,300
Purchase of Federal Home Loan Bank stock	(4,206)	(4,427)
Redemption of Federal Home Loan Bank stock	6,129	3,687
Purchase of premises and equipment	(649)	(1,177)
Sale of premises and equipment	17	3,091
Net Cash (Used in) Provided by Investing Activities	(3,894)	31,474
Cash Flows from Financing Activities
Net decrease in demand deposits, money markets, and savings accounts	(27,800)	(145,494)
Net increase in certificate accounts	71,826	67,047
Decrease in advances from borrowers for taxes and insurance	(479)	(609)
(Repayment of) proceeds from Federal Home Loan Bank borrowings	(47,855)	18,833
Net proceeds from senior debt	9,619	-
Net (repayment of) proceeds from subordinated debt	(14,146)	42
Proceeds from issuance of unallocated shares from authorized shares	-	2,448
Purchase of treasury stock	(44)	(150)
Proceeds from the reissuance of treasury stock under 401(k) plan	74	119
Dividends paid	(894)	(1,338)
Net Cash Used in Financing Activities	(9,699)	(59,102)
Net (Decrease) Increase in Cash and Cash Equivalents	(9,442)	4,983
Cash and Cash Equivalents – Beginning of Year	62,989	58,006
Cash and Cash Equivalents – End of Year	$53,547	$62,989

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

	Year Ended December 31,
	2025	2024
	(In Thousands)
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$22,576	$25,224
Cash payments for federal income taxes	$275	$-
Cash payments for state income taxes	$265	$840
Transfer of loans into other real estate owned	$360	$-
Initial recognition of operating lease right-of use assets	$-	$2,728
Initial recognition of operating lease obligations	$-	$2,728
Transfer of loans held for investment to loans held for sale	$(56,382)	$(57,843)
Net increase in loans receivable from transfer of loans held for investment to loans held for sale	$56,382	$57,843
Transfer of loans from Oakmont Capital Holdings, LLC	$-	$4,388

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”) and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the “Bank”), along with its wholly owned subsidiaries. At December 31, 2025, the Bank has five wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. Quaint Oak Mortgage offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania. In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. Quaint Oak Abstract offers title abstract services primarily in the Lehigh Valley region of Pennsylvania and began operation in July 2009. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. On March 29, 2024, Quaint Oak Bank sold its 51% interest in Oakmont Capital Holdings, LLC (“OCH”), a multi-state equipment finance company based in West Chester, Pennsylvania. The decision was based on a number of strategic priorities and other factors. As a result of this action, Quaint Oak Bancorp classified the operations of OCH as discontinued operations under ASC 205-20. Also on March 29, 2024, the Company discontinued the operations of Quaint Oak Real Estate, LLC (“Quaint Oak Real Estate”), a 100% wholly owned subsidiary of the Bank engaged in the real estate brokerage business. All significant intercompany balances and transactions have been eliminated. All significant intercompany balances and transactions have been eliminated.

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

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 8. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. During the year ended December 31, 2025, one investor purchased a total of 25% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 25% of the gain on mortgage loans sold during the year.

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

The allowance for credit losses on available-for-sale debt securities is included within Investment securities available for sale on the consolidated balance sheets. Changes in the allowance for credit losses are recorded within Provision for credit losses on the consolidated statements of income. Losses are charged against the allowance when the Bank believes the collectability of an available-for-sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $4,000 at December 31, 2025 and is included within Accrued interest receivable on the consolidated balance sheet. This amount is excluded from the estimate of expected credit losses. Available-for-sale debt securities are typically classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available-for-sale debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2025 and 2024.

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

Allowance for Credit Losses

The allowance for credit losses is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans.  Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income. The accrued interest receivable was $3.8 million and $4.0 million for the years ended December 31, 2025 and December 31, 2024, respectively.

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

Other Real Estate Owned

Other real estate owned (OREO) or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses.

The Company had one property in OREO totaling $360,000 at December 31, 2025. The Company had no OREO at December 31, 2024.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Loan Servicing Rights

The Company sells the guaranteed portion of certain SBA loans to third parties and retains servicing rights and receives servicing fees. All such transfers are accounted for as sales. While the Company may retain a portion of certain sold SBA loans, its continuing involvement in the portion of the loan that was sold is limited to certain servicing responsibilities.

These servicing assets amortize in proportion to, and over the period of, the estimated future net servicing life of the underlying loans. The servicing assets are evaluated quarterly for impairment based upon the fair value of the rights as compared to their amortized cost. Impairment is recognized on the income statement to the extent that fair value is less than the capitalized amount of the servicing assets. Included in other assets are SBA servicing rights recognized as separate assets when the guaranteed portion of the SBA loans are sold and the servicing rights are retained. These capitalized SBA servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying SBA loans. SBA servicing rights totaled $619,000 and $404,000 at December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, approximately $95,000 and $69,000 in amortization was recognized, respectively.

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

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2025 and 2024. The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2022.

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

Treasury Stock

The acquisition of treasury stock by the Company is recorded under the cost method. At the date of subsequent reissue, treasury stock is reduced by the cost of such stock based on an average cost method with any excess proceeds credited to additional paid-in capital.

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

At December 31, 2025, the Company has outstanding equity awards under two share-based plans: the 2018 Stock Incentive Plan, and the 2023 Stock Incentive Plan. Outstanding awards under these plans were made in May 2018 and May 2023. These plans are more fully described in Note 15.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

The Company’s primary sources of revenue are derived from interest and dividends earned on loans and investment securities, mortgage banking revenue, including gains on the sale of loans, income from bank-owned life insurance, and other financial instruments that are not within the scope of Topic 606. The main types of non-interest income within the scope of the standard are as follows:

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

The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Reclassifications

Certain items in the 2024 consolidated financial statements have been reclassified to conform to the presentation in the 2025 consolidated financial statements. Such reclassifications did not have a material impact on the overall consolidated financial statements.

Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for public business entities for annual periods beginning after December 15, 2024.  See Note 15 – Income Taxes.

Recent Accounting Pronouncements Not Yet Adopted

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In  November 2025, the FASB issued ASU 2025-08, Financial Instruments – Credit Losses (Topic 326), which amends the guidance in Topic 326 to expand the population of acquired financial assets subject to the gross-up approach to include loans (excluding credit cards) that are acquired without credit deterioration and deemed “seasoned.” All non-purchased credit deteriorated loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-purchased credit deteriorated loans (excluding credit cards) are considered to be seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. ASU 2025-08 should be applied prospectively and is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted.  The Company is currently evaluating the impact of this new guidance on its financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, to clarify interim disclosure requirements, the form and content of interim financial statements, and when ASC Topic 270 applies. The amendments in the ASU provide a list of specific interim disclosures that are required by generally accepted accounting principles (GAAP), which, together with the disclosure principle, represent the complete population of required disclosures in interim reporting periods. The intent of the disclosure principle is to help entities determine whether any disclosures not specified in Topic 270 should be provided in interim reporting periods. ASU 2025-11 may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements for public business entities for interim periods in fiscal years beginning after December 15, 2027, and all other entities in interim periods in fiscal years beginning after December 15, 2028. The Company is currently evaluating the impact of this new guidance on its financial statements.

Note 3 – Discontinued Operations

On March 29, 2024, Quaint Oak Bank sold its 51% interest in OCH. The decision was based on a number of strategic priorities and other factors. As a result of this action, the Company classified the operations of OCH as discontinued operations under ASC 205-20. The Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Cash Flows present discontinued operations for the years ended December 31, 2025 or 2024.

No assets or liabilities for OCH were held at December 31, 2025 or 2024.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Discontinued Operations (Continued)

There were no operating results of the discontinued operations as of December 31, 2025. The following presents operating results of the discontinued operations OCH for the year ended December 31, 2024 (in thousands):

For the Year Ended
December 31, 2024
(In thousands)
Interest and Dividend Income
Interest on loans, including fees	$70
Interest and dividends on time deposits, investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	-
Total Interest and Dividend Income	70

Interest Expense
Interest on other borrowings	295
Total Interest Expense	295
Net Interest Loss	(225)

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	404
Other fees and services charges	197
Net loan servicing income	726
Net gain on sale of loans	366
Gain on sale of OCH (1)	1,378
Total Non-Interest Income	3,071

Non-Interest Expense
Salaries and employee benefits	1,681
Occupancy and equipment	219
Professional fees	31
Advertising	146
Other	987
Total Non-Interest Expense	3,064
Total net loss from discontinued operations	$(218)
Loss attributable to non-controlling interest	(782)
Net gain from discontinued operations	$564

(1)	The gain on sale of OCH has been reclassified from prior periods from continuing operations to discontinued operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 – Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented. Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents (“CSEs”). CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2025 and December 31, 2024, all outstanding stock options granted under the 2018 Stock Incentive Plan and the 2023 Stock Incentive Plan representing shares were dilutive.

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,
	2025	2024
Net Income	$322,000	$2,795,000

Weighted average shares outstanding – basic	2,632,661	2,578,804
Effect of dilutive common stock equivalents	-	-
Adjusted weighted average shares outstanding – diluted	2,632,661	2,578,804

Basic earnings per share from continuing operations	$0.12	$0.92
Basic earnings per share from discontinued operations	$0.00	$0.16
Basic earnings per share, net	$0.12	$1.08
Diluted earnings per share from continuing operations	$0.12	$0.92
Diluted earnings per share from discontinued operations	$0.00	$0.16
Diluted earnings per share, net	$0.12	$1.08

Note 5 – Accumulated Other Comprehensive Income

The following table presents the changes in accumulated other comprehensive income by component, net of tax, for the years ended December 31, 2025 and 2024 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)
	2025	2024
Balance, beginning of the year	$-	$(10)

Other comprehensive income before reclassifications	3	10
Amount reclassified from accumulated other comprehensive
Total other comprehensive income	3	10
Balance, end of the year	$3	$-

_______________________

(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2025 and 2024, by contractual maturity, is shown below (in thousands):

	2025	2024
Due in one year or less	$-	$-
Due after one year through five years	912	912
Total	$912	$912

Note 7 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2025 and 2024 are summarized below (in thousands):

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$846	$2	$-	$848
Federal National Mortgage Association securities	33	1	-	34
Total available-for-sale-securities	$879	$3	$-	$882

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:
Mortgage-backed securities:
Government National Mortgage Association securities	$1,631	$1	$(2)	$1,630
Federal National Mortgage Association securities	35	1	-	36
Total available-for-sale-securities	$1,666	$2	$(2)	$1,666

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale
	Amortized Cost	Fair Value
Due after ten years	$879	$882

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Investment Securities Available for Sale (Continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2024 (in thousands):

	December 31, 2024
		Less than Twelve Months		Twelve Months or Greater		Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	8	$376	$-	$718	$(2)	$1,094	$(2)

There were no securities in a loss position at December 31, 2025.

There was no allowance for credit losses at December 31, 2025 or 2024.

Note 8 – Loans Receivable, Net and Allowance for Credit Losses

The composition of net loans receivable is as follows (in thousands):

	December 31,
Real estate loans:	2025	2024
One-to-four family residential:
Owner occupied	$41,627	$25,927
Non-owner occupied	28,870	33,573
Total one-to-four family residential	70,497	59,500
Multi-family (five or more) residential	40,772	45,412
Commercial real estate	309,745	297,627
Construction	23,461	18,320
Home equity	5,374	5,739
Total real estate loans	449,849	426,598

Commercial business	96,318	114,921
Other consumer	33	46
Total Loans	546,200	541,565

Deferred loan (fees) and costs	664	(396)
Allowance for credit losses, net	(6,166)	(6,476)
Net Loans	$540,698	$534,693

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

The following table summarizes designated internal risk categories by portfolio segment and loan class, by origination year, as of December 31, 2025 (in thousands):

	Term Loans Amortized Cost by Origination Year
As of December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
One-to-four family residential owner occupied
Risk rating
Pass	$19,064	$6,685	$4,425	$4,566	$2,712	$3,486	$-	$40,938
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	299	-	390	-	689
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential owner occupied	$19,064	$6,685	$4,425	$4,865	$2,712	$3,876	$-	$41,627
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

One-to-four family residential non- owner occupied
Risk rating
Pass	$640	$1,254	$1,891	$4,196	$11,555	$9,237	$-	$28,773
Special mention	-	-	-	-	-	97	-	97
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total one-to-four family residential non-owner occupied	$640	$1,254	$1,891	$4,196	$11,555	$9,334	-	$28,870
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Multi-family residential
Risk rating
Pass	$-	$5,238	$905	$12,380	$10,072	$12,177	$-	$40,772
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total multi-family residential	$-	$5,238	$905	$12,380	$10,072	$12,177	$-	$40,772
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial real estate
Risk rating
Pass	$36,974	$34,206	$39,730	$74,031	$51,938	$57,390	$8,542	$302,811
Special mention	-	-	-	569	-	540	-	1,109
Substandard	-	551	1,227	1,230	263	2,379	175	5,825
Doubtful	-	-	-	-	-	-	-	-
Total commercial real estate	$36,974	$34,757	$40,957	$75,830	$52,201	$60,309	$8,717	$309,745
Current period gross charge-offs	$-	$41	$-	$-	$-	$-	$-	$41

Construction
Risk rating
Pass	$16,961	$6,301	$199	$-	$-	$-	$-	$23,461
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total construction	$16,961	$6,301	$199	$-	$-	$-	$-	$23,461
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	Term Loans Amortized Cost by Origination Year
As of December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Home equity
Risk rating
Pass	$-	$522	$494	$107	$-	$134	$4,117	$5,374
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total home equity	$-	$522	$494	$107	$-	$134	$4,117	$5,374
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial business
Risk rating
Pass	$9,773	$3,725	$2,428	$26,784	$8,691	$2,161	$23,202	$76,764
Special mention	-	-	335	296	1,725	729	10	3,095
Substandard	-	11,729	-	1,890	2,130	410	300	16,459
Doubtful	-	-	-	-	-	-	-	-
Total commercial business	$9,773	$15,454	$2,763	$28,970	$12,546	$3,300	$23,512	$96,318
Current period gross charge-offs	$798	$-	$733	$-	$35	$-	$1,566	$1,566

Other consumer
Risk rating
Pass	$-	$-	$33	$-	$-	$-	$-	$33
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total other consumer	$-	$-	$33	$-	$-	$-	$-	$33
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$83,412	$57,931	$50,105	$122,064	$84,968	$84,585	$35,861	$518,926
Special mention	-	-	335	865	1,725	1,366	10	4,301
Substandard	-	12,280	1,227	3,419	2,393	3,179	475	22,973
Doubtful	-	-	-	-	-	-	-	-
Total	$83,412	$70,211	$51,667	$126,348	$89,086	$89,130	$36,346	$546,200
Current period gross charge-offs	$-	$839	$-	$733	$-	$35	$-	$1,607

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

One-to-four family residential non-owner occupied
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	Term Loans Amortized Cost by Origination Year
As of December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Home equity
Risk rating
Pass	$529	$364	$-	$114	$-	$169	$4,563	$5,739
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total home equity	$529	$364	$-	$114	$-	$169	$4,563	$5,739
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Commercial business
Risk rating
Pass	$16,655	$4,056	$48,619	$18,554	$3,205	$1,826	$17,854	$110,769
Special mention	-	-	-	-	574	-	100	674
Substandard	296	-	702	2,387	33	-	60	3,478
Doubtful	-	-	-	-	-	-	-	-
Total commercial business	$16,951	$4,056	$49,321	$20,941	$3,812	$1,826	$18,014	$114,921
Current period gross charge-offs	$388	$-	$1,167	$56	$-	$-	$-	$1,611

Other consumer
Risk rating
Pass	$46	$-	$-	$-	$-	$-	$-	$46
Special mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total other consumer	$46	$-	$-	$-	$-	$-	$-	$46
Current period gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$71,133	$63,848	$158,938	$109,463	$33,377	$71,112	$26,811	$534,682
Special mention	-	1,161	333	116	574	-	150	2,334
Substandard	296	-	1,773	2,387	33	-	60	4,549
Doubtful	-	-	-	-	-	-	-	-
Total	$71,429	$65,009	$161,044	$111,966	$33,984	$71,112	$27,021	$541,565
Current period gross charge-offs	$388	$-	$1,167	$56	$-	$187	$-	$1,798

The following tables present non-performing loans by classes of the loan portfolio as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025
	Non-accrual loans			90 Days or More Past Due and Accruing	Total Non-Performing
	With a Related Allowance	Without a Related Allowance	Total
One-to-four family residential owner occupied	$-	$689	$689	$266	$955
Commercial real estate	427	1,905	2,332	1,238	3,570
Commercial business	964	1,849	2,813	2	2,815
Total	$1,391	$4,443	$5,834	$1,506	$7,340

As part of the discontinued operations of OCH, the Bank retained approximately 60 loans totaling $4.4 million loans, which were classified as non-accrual. As of December 31, 2025, the value of these total $854,000, made up of approximately 24 loans. The Bank continues to monitor these loans for collectability.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 – Loans Receivable, Net and Allowance for Credit Losses (Continued)

	December 31, 2024
	Non-accrual loans			90 Days or More Past Due and Accruing	Total Non-Performing
	With a Related Allowance	Without a Related Allowance	Total
One-to-four family residential owner occupied	$-	$299	$299	$395	$694
Commercial real estate	-	1,519	1,519	167	1,686
Commercial business	1,097	2,680	3,777	164	3,941
Total	$1,097	$4,498	$5,595	$726	$6,321

As part of the discontinued operations of OCH, the Bank retained approximately 60 loans totaling $4.4 million loans, which were classified as non-accrual. As of December 31, 2024, the value of these total $2.6 million, made up of approximately 30 loans. The Bank continues to monitor these loans for collectability.

Occasionally, the Bank modifies loans to borrowers in financial distress by providing principal forgiveness and term extensions. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Bank provides multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

As of December 31, 2025, there was one commercial business loan with an amortized cost of $34,000 which was granted a term extension resulting in a change in the maturity date, from August 2027 to February 2030 in addition to principal forgiveness of $2,000. This loan represented 0.01% of loans receivable, net.

Following is a summary, by loan portfolio class, of changes in the allowance for credit losses for the year ended December 31, 2025 (in thousands):

	December 31, 2025
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Total
Allowance for credit losses:
Beginning balance	$177	$178	$442	$2,337	$156	$56	$3,130	$6,476
Charge-offs	-	-	-	(41)	-	-	(1,566)	(1,607)
Recoveries	-	-	-	-	-	-	100	100
Provision	122	(29)	(144)	126	384	(8)	746	1,197
Ending balance	$299	$149	$298	$2,422	$540	$48	$2,410	$6,166

The Bank allocated increased allowance for credit loss provisions to the construction loan portfolio class for the year ended December 31, 2025, due primarily to changes in qualitative factors and quantitative factors in this portfolio class. The Bank allocated increased allowance for credit loss provisions to the one-to-four family residential owner-occupied portfolio class for the year ended December 31, 2025, due primarily to increased loan balances in this portfolio class. The Bank allocated decreased allowance for credit loss provisions to the multi-family residential portfolio class for the year ended December 31, 2025, due primarily to decreased loan balances in this portfolio class. The Bank allocated decreased allowance for credit loss provisions to the commercial business loan portfolio class for the year ended December 31, 2025, due primarily to a decrease in loan balances, and a decrease in charge-offs in this portfolio class.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Loans Receivable, Net and Allowance for Credit Losses (Continued)

Following is a summary, by loan portfolio class, of changes in the allowance for credit losses for the year ended December 31, 2024 (in thousands):

	December 31, 2024
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Total
Allowance for credit losses:
Beginning balance	$153	$219	$420	$2,784	$583	$61	$2,538	$6,758
Charge-offs	-	-	-	-	(187)	-	(1,611)	(1,798)
Recoveries	-	-	-	-	-	-	10	10
Provision	24	(41)	22	(447)	(240)	(5)	2,193	1,506
Ending balance	$177	$178	$442	$2,337	$156	$56	$3,130	$6,476

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

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025
	30-89 Days Past Due	90 Days or More Past Due	Current	Total Loans Receivable
One-to-four family residential owner occupied	$-	$954	$40,673	$41,627
One-to-four family residential non-owner occupied	189	-	28,681	28,870
Multi-family residential	1,660	-	39,112	40,772
Commercial real estate	8,653	3,570	297,522	309,745
Construction	97	-	23,364	23,461
Home equity	25	-	5,349	5,374
Commercial business	1,705	2,816	91,797	96,318
Other consumer	-	-	33	33
Total	$12,329	$7,340	$526,531	$546,200

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

As of December 31, 2025, the Company had initiated formal foreclosure procedures on $655,000 of residential mortgages.

For the years ended December 31, 2025 and 2024 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $456,000 for the year ended December 31, 2025 and $564,000 for the year ended December 31, 2024.

Note 9 - Premises and Equipment

The components of premises and equipment at December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Leasehold improvements	$617	$605
Furniture, fixtures and equipment	4,578	3,958
	5,195	4,563
Accumulated depreciation	(3,655)	(2,937)
Premises and equipment, net	$1,540	$1,626

Depreciation expense for the years ended December 31, 2025 and 2024 amounted to approximately $718,000 and $602,000, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 – Goodwill and Other Intangible, Net

On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. The Company paid $1.0 million for these rights. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset. This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business. The balance of other intangible assets at December 31, 2025 was $28,000, net of accumulated amortization of $457,000. Amortization expense was $48,000 and $49,000 for the years ended December 31, 2025 and 2024, respectively. The remaining estimated amortization expense of other intangible for 2026 is $28,000.

Note 11 - Deposits

Deposits at December 31, 2025 and 2024 consist of the following (in thousands):

	2025	2024
Non-interest bearing checking accounts	$65,665	$59,783
Interest bearing checking accounts(1)	105,713	47,802
Savings accounts	699	492
Money market accounts	70,483	162,285	(2)
Certificate of deposit accounts	354,718	282,890
Total	$597,278	$553,252

(1)

The Company has identified one major interest bearing checking account deposit customer that accounted for approximately $35.0 million, or 5.9% of total deposits at December 31, 2025, and had a separate major interest bearing checking account deposit customer that accounted for approximately $47.8 million, or 8.6% of total deposits at December 31, 2024.

(2)

The Company has identified one major money market deposit customer, a separate customer than the interest bearing checking account deposit customer referred to above in footnote (1), that accounted for approximately 18.1% of total deposits at December 31, 2024. At December 31, 2024, the combined outstanding balances of the major deposit customer’s money market accounts totaled approximately $100.0 million.

A summary of certificates of deposit by maturity at December 31, 2025 is as follows (in thousands):

Years ending December 31
2026	$245,377
2027	50,956
2028	39,546
2029	14,843
2030	3,996
Total	$354,718

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $89.5 million and $71.6 million at December 31, 2025 and 2024, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 12 - Borrowings

As of December 31, 2025, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $269.3 million. Quaint Oak Bank’s Federal Home Loan Bank advances outstanding were $0 and $47.9 million at December 31, 2025 and 2024, respectively. As of December 31, 2025, Quaint Oak Bank has $24.2 million in borrowing capacity with the Federal Reserve Bank of Philadelphia (FRB) under the discount window program. As of December 31, 2025 and December 31, 2024, Quaint Oak Bank had no outstanding advances with the FRB.

Short-term borrowings and the weighted interest rates consist of the following at December 31, 2025 and 2024 (dollars in thousands):

	FHLB Short-Term Borrowings At or For the Year Ended December 31,		FRB Short-Term Borrowings At or For the Year Ended December 31,
	2025	2024	2025	2024

Average balance outstanding	$16,793	$1,219	$-	$711
Maximum amount outstanding at any month-end during the period	60,000	45,000	-	7,000
Balance outstanding at end of period	-	45,000	-	-
Average interest rate during the period	4.53%	4.98%	-%	4.78%
Weighted average interest rate at end of period	-%	4.71%	-%	-%

Federal Home Loan Bank borrowings and the weighted interest rate consist of the following at December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2025	$-	-%	$47,855	4.50%

Note 13 – Senior Debt and Subordinated Debt

On March 4, 2025, the Company entered into a Senior Unsecured Note Purchase Agreement with certain institutional accredited investors pursuant to which the Company issued an aggregate of $9.75 million in aggregate principal amount of Fixed Rate Unsecured Senior Notes due March 1, 2028 (the “Senior Debt Notes”) in a private placement. The Company issued to an accredited individual investor an additional $250,000 in principal amount of the Senior Debt Notes as of March 4, 2025 for a total of $10.0 million in aggregate principal amount. The Senior Debt Notes bear interest at a fixed annual rate of 11.00%, payable semi-annually in arrears on March 1 and September 1 of each year, beginning September 1, 2025.

On December 27, 2018, the Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2025, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 – Senior Debt and Subordinated Debt (Continued)

The following table presents the balance and unamortized issuance costs of the subordinated debt and senior debt at December 31, 2025 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$-	$8,000
11.0% senior notes, due March 1, 2028	$9,750	$371	$9,379
11.0% senior notes, due March 1, 2028	$250	$10	$240

The balance of senior debt, net of unamortized debt issuance costs, was $9.6 million at December 31, 2025.

The balance of subordinated debt was $8.0 million and $22.0 million at December 31, 2025 and December 31, 2024, respectively.

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company’s obligations to its general creditors.

Note 14 - Income Taxes

The components of income tax expense for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Federal:
Current	$(145)	$652
Deferred	227	97
Total federal	82	749
State, current	240	441
Total	$322	$1,190

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2025 and 2024, respectively, as follows (in thousands):

	2025		2024
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$135	21.0%	$837	21.0%
State tax, net of federal benefit	187	29.0	349	8.7
Stock compensation expense	25	3.9	26	0.6
BOLI income	(27)	(4.2)	(25)	(0.6)
Other	2	0.3	3	0.1
Total	$322	50.0%	$1,190	29.8%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Deferred tax assets:
Allowance for credit losses	$1,353	$1,360
Deferred loan fees	-	83
Stock-based compensation	26	16
Interest on non-accrual loans	96	119
Total deferred tax assets	1,475	1,578

Deferred tax liabilities:
Bank premises and equipment	(307)	(327)
Deferred loan fees	(140)	-
Intangible	(36)	(32)
Unrealized gains on investment securities available for sale	(1)	-
Total deferred tax liabilities	484	359
Net Deferred Tax Asset	$991	$1,219

The net deferred tax asset at December 31, 2025 and 2024 of $991 thousand and $1.2 million, respectively, is included in other assets. No valuation allowance was established at December 31, 2025 and 2024, in view of the Company’s tax strategies and anticipated future taxable income as evidenced by the Company’s earnings potential. The deferred tax asset recognized is attributable solely to federal income tax purposes and does not represent a tax benefit for state or local income taxes.

Note 15 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan. The Bank may make cash contributions to the ESOP on a quarterly basis which are allocated to participant accounts on an annual basis.

During the years ended December 31, 2025 and 2024, the Company did not make a discretionary contribution of shares to the ESOP. However, in order to purchase shares from distribution elections by participants, the Company contributed $108,000 and $94,000 in cash to the ESOP for the years ended December 31, 2025 and 2024, respectively. These cash contributions were recognized as an ESOP expense.

Stock Incentive Plans – Share Awards

In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the “2018 Stock Incentive Plan”). The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be plan share awards, for a balance of 116,250 stock options assuming all the shares are awarded.

In May 2023, the shareholders of Quaint Oak Bancorp approved the adoption of the 2023 Stock Incentive Plan (the “2023 Stock Incentive Plan”). The 2023 Stock Incentive Plan approved by shareholders in May 2023 covered a total of 175,000 shares, of which 43,750, or 25%, may be plan share awards, for a balance of 131,250 stock options assuming all the shares are awarded. In September 2025, 12,500 shares that were available under the 2023 Stock Incentive Plan were awarded.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Stock Compensation Plans (Continued)

Stock Incentive Plans – Share Awards (Continued)

As of December 31, 2025, a total of 38,000 share awards were unvested under the 2018 and 2023 Stock Incentive Plan and no share awards were available for future grant under the 2023 Stock Incentive Plan and the 2018 Stock Incentive Plan. The 2018 and 2023 Stock Incentive Plan share awards have vesting periods of five years.

A summary of share award activity under the Company’s 2018 and 2023 Stock Incentive Plans as of December 31, 2025 and changes during the year ended December 31, 2025 is as follows:

	December 31, 2025
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	36,000	$18.00
Granted	12,500	10.15
Vested	(8,500)	18.00
Forfeited	(2,000)	18.00
Unvested at the end of the period	38,000	$15.42

Compensation expense on the share awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During the years ended December 31, 2025 and 2024 the Company recognized approximately $170,000 and $162,000 of compensation expense, respectively. During the years ended December 31, 2025 and 2024, the Company recognized a tax benefit of approximately $36,000 and $34,000, respectively. As of December 31, 2025, approximately $544,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.5 years.

Stock Incentive Plans – Stock Options

The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 116,250 may be stock options assuming all the plan shares are awarded. The outstanding options granted in 2018 remain exercisable until May 2028, to the extent still outstanding. In May 2023, the shareholders of Quaint Oak Bancorp approved the adoption of the 2023 Stock Incentive Plan. The 2023 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 175,000 shares, of which 131,250 may be stock options assuming all the shares are awarded.

All incentive stock options issued under the 2018 and 2023 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code. Options will become vested and exercisable over a five-year period and are generally exercisable for a period of ten years after the grant date.

In September 2025, 42,000 options that were available under the 2023 Stock Incentive Plan were granted. As of December 31, 2025, a total of 254,033 grants of stock options were outstanding under the 2018 and 2023 Stock Incentive Plans and no stock options were available for future grant under the 2018 and 2023 Stock Incentive Plans. Options will become vested and exercisable over a five-year period and are generally exercisable for a period of ten years after the grant date.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Stock Compensation Plans (Continued)

Stock Incentive Plans – Stock Options (Continued)

A summary of option activity under the Company’s 2018 and 2023 Stock Incentive Plans for the year ended December 31, 2025 is as follows:

	December 31, 2025
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the period	224,033	$15.98	6.3
Granted	42,000	10.15	9.7
Exercised	-	-	-
Forfeited	(12,000)	15.65	6.3
Outstanding at end of period	254,033	$15.03	6.1
Exercisable at end of period	136,533	$15.05	4.2

The estimated fair value of the options granted in September 2025 was $2.71 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	1.58%
Risk-free interest rate	3.75%
Expected life of options	6.5 years
Expected stock-price volatility	23.97%

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

At December 31, 2025 and December 31, 2024, the aggregate intrinsic value of options outstanding and options exercisable was zero. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2025 and December 31, 2024. This amount changes based on changes in the market value of the Company’s common stock.

During the years ended December 31, 2025 and 2024, approximately $80,000 in compensation expense was recognized, respectively. During the years ended December 31, 2025 and December 31, 2024, the Company recognized a tax benefit of $5,000. As of December 31, 2025, approximately $293,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.5 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability. None of these individuals were indebted to the Company for loans at December 31, 2025 and 2024, respectively.

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

A summary of the Company’s financial instrument commitments at December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Commitments to originate loans	$21,129	$20,130
Unfunded commitments under lines of credit	45,407	62,904
Standby letters of credit	1,050	1,938

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

The ACL for off balance sheet credit exposures is recorded in other liabilities on the Consolidated Balance Sheet. This ACL represents management’s estimate of expected losses in its unfunded loan commitments and other off balance sheet credit exposures, such as letters of credit and credit recourse on sold residential mortgage loans. The allowance for credit losses specific to unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). The ACL for off balance sheet credit exposures is increased or decreased by charges or reductions to expense, through the provision for credit losses. The balance of off balance sheet credit exposures is $277,000, and $257,000 at December 31, 2025 and December 31, 2024, respectively.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 – Leases (Continued)

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $555,000 for the year ending December 31, 2025 and $266,000 for the year ending December 31, 2024. Cash paid for amounts included in the measurement of lease liabilities was $218,000 for the year ending December 31, 2025, and $213,000 for the year ending December 31, 2024.

Certain of the Company’s leases contain options to renew the lease after the initial term. Management considers the Company’s historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2025.

Operating
Weighted average remaining term (years)	13.6
Weighted average discount rate	6.12%

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2025, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2026	$464
2027	417
2028	407
2029	415
2030	424
2031 and thereafter	4,172
Total undiscounted cash flows	6,299
Discount on cash flows	(2,137)
Total lease liabilities	$4,162

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2025, the Company had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $547,000 in 2025 and $308,000 in 2024. Cash paid for rents amounted to $50,000 and $40,000 for the years ended December 31, 2025 and December 31, 2024, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2025, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank’s actual capital amounts and ratios at December 31, 2025 and 2024 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2025:
Total capital (to risk-weighted assets)	$73,457	13.55%	$	≥43,374	≥8.00%	$	≥54,218	≥10.00%
Tier 1 capital (to risk-weighted assets)	67,014	12.36		≥32,531	≥6.00		≥43,374	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	67,014	12.36		≥24,398	≥4.50		≥35,241	≥ 6.50
Tier 1 capital (to average assets)	67,014	10.26		≥21,687	≥4.00		≥32,661	≥ 5.00

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2024:
Total capital (to risk-weighted assets)	$77,185	14.34%	$	≥43,064	≥8.00%	$	≥53,831	≥10.00%
Tier 1 capital (to risk-weighted assets)	70,456	13.09		≥32,298	≥6.00		≥43,064	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	70,456	13.09		≥24,224	≥4.50		≥34,990	≥ 6.50
Tier 1 capital (to average assets)	70,456	10.80		≥26,095	≥4.00		≥32,619	≥ 5.00

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

The Bank paid a total of $5.5 million in cash dividends to the Company in 2025. The Bank did not pay any cash dividends to the Company in 2024. At December 31, 2025, the Bank’s retained net income for the years ended December 31, 2025 and 2024 totaled $5.1 million.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 19 of the Company’s Form 10-K for the fiscal year ended December 31, 2025, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk. Loans are considered a Level 3 classification.

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

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2025 (in thousands):

	December 31, 2025
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$848	$-	$848	$-
Federal National Mortgage Association mortgage- backed securities	34	-	34	-
Total investment securities available for sale	$882	$-	$882	$-
Total recurring fair value measurements	$882	$-	$882	$-

Nonrecurring fair value measurements:
Other real estate owned	$360	$-	$-	$360

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	December 31, 2024
	Fair Value Measurements Using:
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:
Investment securities available for sale
Government National Mortgage Association mortgage-backed securities	$1,631	$-	$1,631	$-
Federal National Mortgage Association mortgage- backed securities	35	-	35	-
Total investment securities available for sale	$1,666	$-	$1,666	$-
Total recurring fair value measurements	$1,666	$-	$1,666	$-

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2025 (in thousands):

	December 31, 2025
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Collateral-dependent loans	$5,057	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)

Other real estate owned	$360	Appraisal of collateral (1)	Appraisal adjustments (2)	0%

_______________

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
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

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2024 (in thousands):

	December 31, 2024
	Quantitative Information About Level 3 Fair Value Measurements
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Collateral-dependent loans	$3,222	Appraisal of collateral (1)	Appraisal adjustments (2)	8%	(8%)

_______________

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.
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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2025 and 2024 (in thousands):

			Fair Value Measurements at
			December 31, 2025
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$912	$936	$-	$-	$936
Loans held for sale	60,956	63,308	-	63,308	-
Loans receivable, net	535,641	533,964	-	-	533,964
Individually evaluated loans	5,057	5,057	-	-	5,057

Financial Liabilities
Deposits	597,278	604,465	242,561	-	361,904
Senior debt	9,619	9,763	-	-	9,763
Subordinated debt	8,000	7,760	-	-	7,760

			Fair Value Measurements at
			December 31, 2024
	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Investment in interest-earning time deposits	$912	$964	$-	$-	$964
Loans held for sale	64,281	65,624	-	65,624	-
Loans receivable, net	531,471	515,073	-	-	515,073
Individually evaluated loans	3,222	3,222			3,222

Financial Liabilities
Deposits	553,252	560,701	270,361	-	290,340
FHLB long-term borrowings	2,855	2,848	-	-	2,848
Subordinated debt	22,000	21,733	-	-	21,733

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

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment's operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment's loan portfolio and management’s assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment’s operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Abstract, LLC, Quaint Oak Insurance Agency, LLC, and Quaint Oak Properties, LLC, which are included in the Banking Segment for segment reporting purposes. The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company’s Banking segment.

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

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Operating Segments (Continued)

The following table presents summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,
	2025			2024
	Quaint Oak Bank(1)	Oakmont Commercial, LLC	Consolidated	Quaint Oak Bank(2)	Oakmont Commercial, LLC	Consolidated
Net Interest Income	$16,737	$1,166	$17,903	$17,045	$772	$17,817
Provision for (Recovery of) Credit Losses	1,217	-	1,217	1,969	(435)	1,534
Net Interest Income after Provision for (Recovery of) Credit Losses	15,520	1,166	16,686	15,076	1,207	16,283

Non-Interest Income
Mortgage banking, equipment lending and title abstract fees	947	-	947	909	-	909
Real estate sales commissions, net	-	-	-	20	-	20
Insurance commissions	820	-	820	744	-	744
Other fees and services charges	(11)	99	88	593	135	728
Income from bank-owned life insurance	128	-	128	118	-	118
Net gain on sale of loans	2,038	1,707	3,745	2,187	1,512	3,699
Gain on the sale of SBA loans	1,431	-	1,431	453	-	453
Gain on the sale-leaseback transaction	-	-	-	1,485	-	1,485
Total Non-Interest Income	5,353	1,806	7,159	6,509	1,647	8,156

Non-Interest Expense
Salaries and employee benefits	13,882	1,276	15,158	13,195	1,441	14,636
Directors’ fees and expenses	263	-	263	201	-	201
Occupancy and equipment	1,796	3	1,799	1,418	-	1,418
Data processing	1,760	-	1,760	1,298	-	1,298
Professional fees	1,709	139	1,848	1,006	81	1,087
FDIC deposit insurance assessment	530	-	530	614	-	614
Advertising	270	24	294	277	25	302
Amortization of other intangible	48	-	48	49	-	49
Other	1,459	42	1,501	1,376	37	1,413
Total Non-Interest Expense	21,717	1,484	23,201	19,434	1,584	21,018
Pretax Segment (Loss) Profit	$(844)	$1,488	$644	$2,151	$1,270	$3,421
Income from Discontinued Operations	$-	$-	$-	$564	$-	$564
Income Tax from Discontinued Operations	$-	$-	$-	$158	$-	$158
Net Income from Discontinued Operations	$-	$-	$-	$406	$-	$406
Segment Assets	$620,182	$55,671	$675,853	$632,644	$52,524	$685,168

___________________

(1)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.
(2)	Includes Quaint Oak Bancorp, Inc. and the Bank’s subsidiaries, Quaint Oak Mortgage, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, and QOB Properties.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22– Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,
	2025	2024
Assets
Cash and cash equivalents	$2,839	$4,205
Investment in Quaint Oak Bank	67,444	70,924
Total Assets	$70,283	$75,129

Liabilities and Stockholders’ Equity
Senior debt	$9,619	$-
Subordinated debt	8,000	22,000
Other liabilities	335	512
Stockholders’ equity	52,329	52,617
Total Liabilities and Stockholders’ Equity	$70,283	$75,129

Statements of Income

	For the Year Ended December 31,
	2025	2024
Income
Dividends from subsidiary	$5,500	$-
Gain on the sale of 1710 Union Boulevard	-	1,485
Rental income	-	364
Total Income	5,500	1,849

Expenses
Occupancy and equipment expense	-	103
Interest on senior debt	947	-
Interest on subordinated debt	954	1,934
Other expenses	245	141
Total Expenses	2,146	2,178

Net Income Before Income Taxes	3,354	(329)
Equity in Undistributed Net Income of Subsidiary, Net of Dividends	(3,483)	3,055
Income Tax Benefit	451	69
Net Income	$322	$2,795

Comprehensive Income	$325	$2,805

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 22 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31,
	2025	2024
Operating Activities
Net income	$322	$2,795
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income in subsidiary, net of dividends	3,483	(3,055)
Depreciation expense	-	45
Amortization of senior debt issuance costs	146	-
Amortization of subordinated debt issuance costs	-	(11)
Stock-based compensation expense	251	242
(Increase) decrease in other assets	(177)	331
Net cash provided by operating activities	4,025	347

Investing Activities
Sale of property and equipment	-	1,343
Net cash provided by investing activities	-	1,343

Financing Activities
Dividends paid	(894)	(1,338)
Proceeds from the issuance of Subordinate Debt	(4,527)	-
Proceeds from issuance of unallocated shares from authorized shares	-	2,448
Purchase of treasury stock	(44)	(150)
Proceeds from the reissuance of treasury stock under 401(k) plan	74	119
Net cash (used in) provided by financing activities	(5,391)	1,079

Net (Decrease) Increase in Cash and Cash Equivalents	(1,366)	2,769
Cash and Cash Equivalents-Beginning of Year	4,205	1,436
Cash and Cash Equivalents-End of Year	$2,839	$4,205

Quaint Oak Bancorp, Inc.

General Information

SEC Filings

Quaint Oak Bancorp, Inc. files required reports with the U.S. Securities and Exchange Commission. Copies of these reports can be accessed on the Investor Relations page of the Company's website www.quaintoak.com/investors or upon written request to:

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
Corporate Communications &
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
Baratta Law LLC, Of Counsel
Huntingdon Valley, PA

Kenneth R. Gant, MBA
Currently Retired

Susan M. Vettori
Currently Retired

Bora Ozkan, Ph.D.
Temple University, Fox School of Business
Associate Professor of Finance &
Academic Director of OMBA & OBBA
Philadelphia, PA

Director of Quaint Oak Bank Only

Ray S. Greenberg, CFP
Financial Expertise, Owner
Feasterville, PA

Additional Executive Officer

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